

07084314


WASH. D.C.
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

Tender Offer/Rights Offering Notification Form (Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7) ☒

Sambo Copper Alloy Co., Ltd.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Mitsubishi Materials Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Keisuke Yamanobe, General Manager
Administration Department
8-374, Sambo-cho, Sakai-ku,
Sakai City, Osaka Prefecture 590-0906, Japan
+81 072-233-1161

(Name, Address (including zip code) and Telephone Number (including area code) of Persons Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 26, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I–INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

The following document is attached as an exhibit to this Amendment No. 1 to Form CB:

99.1 English translation of the Convocation Notice of an Extraordinary General Meeting of Shareholder, dated November 13, 2007.

Item 2. Informational Legends.

The legends required under Rule 802(b) under the Securities Act of 1933, as amended, are included in the attached exhibits, as applicable.

PART II–INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

99.2* Press release, dated October 26, 2007.

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* Previously furnished to the U.S. Securities and Exchange Commission as an exhibit to Form CB, filed on October 26, 2007.

PART III–CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the original Form CB on October 26, 2007, Mitsubishi Materials Corporation filed a written irrevocable consent and power of attorney on Form F-X with the U.S. Securities and Exchange Commission.

PART IV–SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



By:
Name: Yoichi Taguchi
Title: Managing Director

Dated: November 13, 2007

Exhibit Index

Exhibit	Description
99.1	English translation of the Convocation Notice of an Extraordinary General Meeting of Shareholders, dated November 13, 2007 and submitted to the shareholders of Sambo Coppery Alloy Co., Ltd., regarding the approval of the Share Exchange Agreement by and between Mitsubishi Materials Corporation and Sambo Copper Alloy Co., Ltd. to make Sambo Copper Alloy Co., Ltd. a wholly owned subsidiary of Mitsubishi Materials Corporation.
99.2*	English translation of press release, dated October 26, 2007 and submitted to the Tokyo Stock Exchange, Inc., announcing a share exchange agreement between Mitsubishi Materials Corporation and Sambo Copper Alloy Co., Ltd. to make Sambo Copper Alloy Co., Ltd. a wholly owned subsidiary of Mitsubishi Materials Corporation.

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* Previously furnished to the U.S. Securities and Exchange Commission as an exhibit to Form CB, filed on October 26, 2007.

Exhibit 99.1

Please note that the following purports to be an excerpt translation from the Japanese original notice of an extraordinary general meeting of shareholders of Sambo Copper Alloy Co., Ltd. prepared for the convenience of shareholders outside Japan with voting rights. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

November 13, 2007

To Our Shareholders

Sambo Copper Alloy Co., Ltd.

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the extraordinary general meeting of shareholders of Sambo Copper Alloy Co., Ltd. (the "Company") to be held as described below.

If you are unable to attend the meeting, after reviewing the document entitled "Reference for the General Meeting of Shareholders" attached hereto, please exercise your voting rights by indicating your approval or disapproval of the respective matters to be resolved and return the attached proxy* form with your signature and seal thereon to the Company, so that it will reach us no later than **November 20, 2007 (Tuesday).**

Yours truly,

Takao Hashida, President
Sambo Copper Alloy Co., Ltd.
8-374, Sambo-cho, Sakai-ku, Sakai-shi, Osaka

Details

1. Date and Time: 10 a.m., November 21, 2007 (Wednesday)

2. Place: Conference Room No. 1 of the Company
8-374, Sambo-cho, Sakai-ku, Sakai-shi, Osaka

3. Meeting Agenda: *Matters to be Resolved*

First Item of Business: Approval of the Share Exchange Agreement Signed Between Mitsubishi Materials Corporation and the Company

Second Item of Business: Dividends from Surplus

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* If you exercise your voting rights by proxy on the day of the meeting, your proxy is requested to submit a power of attorney certifying the authority granted by you, the shareholder, to act as your proxy. You are limited to a single proxy who must be a shareholder of the company with voting rights.

Reference for the General Meeting of Shareholders

FIRST ITEM OF BUSINESS: *APPROVAL OF THE SHARE EXCHANGE AGREEMENT SIGNED BETWEEN MITSUBISHI MATERIALS CORPORATION AND THE COMPANY*

1. Reason for Conducting a Share Exchange with Mitsubishi Materials Corporation

The Company was established in 1935 and has received a stable provision of copper bullion as a raw material for our products from Mitsubishi Metal Mining Company Ltd. (currently Mitsubishi Materials Corporation) since it made an equity participation in the Company in 1965. The Company conducted capital increases in 1997 and 1999 and has occupied an important position as a consolidated subsidiary of Mitsubishi Materials Corporation ("Mitsubishi Materials"). On July 28, 2006, Mitsubishi Materials, Mitsubishi Shindoh Co., Ltd. ("Mitsubishi Shindoh") and the Company agreed to a study regarding a business alliance for the copper alloy business for the purpose of enhancing the strength of product development, cost competitiveness and marketing capabilities in the pursuit of joint development and/or effective utilization of production facilities. As a result, the three parties agreed on a shared recognition that synergies could be maximized if Mitsubishi Shindoh and the Company became wholly owned subsidiaries of their parent company, Mitsubishi Materials, and subsequently merged. Additionally, the Company determined that becoming a wholly owned subsidiary of Mitsubishi Materials would be an optimal way to mutually increase the corporate value of the Company and the Mitsubishi Materials Group to enable swifter groupwide decision-making of operations, thereby accelerating a scale-up expansion and a further increase in the competitive edge of the Group's copper business. Based on the conclusion of the management that the merged entity would be able to meet the expectations of our shareholders, Mitsubishi Materials and the Company entered into a share exchange agreement as described below.

The Company is scheduled to merge with Mitsubishi Shindoh by April 1, 2008, after becoming a wholly owned subsidiary of Mitsubishi Materials through the share exchange. Mitsubishi Shindoh also entered into a similar share exchange agreement with Mitsubishi Materials to become a wholly owned subsidiary of Mitsubishi Materials.

We hope you carefully review the detailed circumstances described in this notice and approve the proposed agreement.

2. Content of the Share Exchange Agreement

The text of the Share Exchange Agreement, which was entered into, on October 26, 2007, by and between Mitsubishi Materials and the Company, is as shown below.

Share Exchange Agreement (Copy)

Mitsubishi Materials Corporation (with address at 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo; hereinafter "Mitsubishi Materials") and Sambo Copper Alloy Co., Ltd. (with address at 8-374, Sambo-cho, Sakai-ku, Sakai-shi, Osaka; hereinafter "Sambo Copper Alloy") shall agree and enter into the agreement (hereinafter "this Agreement") regarding the share exchange between Mitsubishi Materials and Sambo Copper Alloy as described below.

Article 1 (Share Exchange)

Mitsubishi Materials and Sambo Copper Alloy shall conduct a share exchange (hereinafter the "Share Exchange") in accordance with this Agreement so that Mitsubishi Materials becomes the wholly owning parent of Sambo Copper Alloy and Sambo Copper Alloy becomes a wholly owned subsidiary of Mitsubishi Materials.

Article 2 (Shares to Be Issued in Association with the Share Exchange)

1. Mitsubishi Materials shall issue 9,658,262 shares of its common stock in association with the Share

Exchange and allot them to shareholders (including beneficial owners; hereinafter the same shall apply) whose names are registered or recorded in Sambo Copper Alloy's last register of shareholders (including the register of beneficial owners; hereinafter the same shall apply) other than Mitsubishi Materials on the day preceding the Effective Date (defined in Article 5 below; hereinafter the same shall apply) for shares held by such shareholders at the rate of 1.25 shares of Mitsubishi Materials' common stock for each share of Sambo Copper Alloy's common stock. Provided, however, that Mitsubishi Materials shall not issue any shares for 14,142,490 shares of Sambo Copper Alloy's common stock that Mitsubishi Materials currently holds.

2. Mitsubishi Materials shall issue shares of its common stock in association with the Share Exchange to shareholders whose names are registered or recorded in Sambo Copper Alloy's last register of shareholders other than Mitsubishi Materials on the day preceding the Effective Date for shares held by such shareholders at the rate of 1.25 shares of Mitsubishi Materials' common stock for each share of Sambo Copper Alloy's common stock.

Article 3 (Amounts of Capital and Reserves of Mitsubishi Materials)

The capital and several reserves of Mitsubishi Materials, which should increase in association with the Share Exchange, shall be as follows:

(1) Capital:	¥0
(2) Additional paid-in capital:	Full amount of the variable paid-in capital paid by shareholders, which is stipulated in Article 68, Paragraph 1, Item 1-b, of the Ordinance for Corporate Accounting
(3) Legal reserve:	¥0

Article 4 (General Meeting of Shareholders for Approval of the Share Exchange Agreement, etc.)

1. Sambo Copper Alloy shall convene a general meeting of shareholders with November 21, 2007, as the intended date for the meeting, and request its shareholders to adopt a resolution for approval of this Agreement and matters considered necessary for the Share Exchange. Provided, however, that the date for the meeting may be changed to another day, as required, through consultations between Mitsubishi Materials and Sambo Copper Alloy.

2. Mitsubishi Materials will conduct the Share Exchange through a procedure that requires no approval of a general meeting of shareholders according to Article 796, Paragraph 3, of the Corporation Law.

Article 5 (Effective Date)

The due date for making the Share Exchange effective (hereinafter "Effective Date") shall be December 28, 2007. Provided, however, that the Effective Date is subject to change through consultations between Mitsubishi Materials and Sambo Copper Alloy if so required depending on the proceeding of the Share Exchange procedure.

Article 6 (Management of Corporate Properties)

1. Mitsubishi Materials and Sambo Copper Alloy shall continuously execute their respective operations of business and conduct management and operation of their properties, under the sufficient care of competent managers during the period from the signing date of the contract until the Effective Date. Any action that may have significant effects on any property and rights and/or obligations of the respective parties shall be taken after prior consultations between the parties.

2. Mitsubishi Materials may distribute dividends from surplus to its shareholders or registered pledgees of shares whose names are registered or recorded in Mitsubishi Materials' last register of shareholders as of

September 30, 2007, not exceeding the following amount:
¥4.00 per share for a total amount of ¥5,008,369,944.

3. Sambo Copper Alloy may distribute dividends from surplus to its shareholders or registered pledgees of shares whose names are registered or recorded in Sambo Copper Alloy's last register of shareholders as of November 13, 2007, not exceeding the following amount:
   ¥3.00 per share for a total amount of ¥68,007,300.

4. Other than as set forth in paragraphs 2 and 3 above, following the execution of this Agreement, Mitsubishi Materials and Sambo Copper Alloy shall not carry out any distribution of surplus, the record date of which is prior to the Effective Date of this Agreement.

Article 7 (Change to the Conditions of the Share Exchange and Termination of this Agreement)

Should any significant change to the financial conditions or management circumstances of either Mitsubishi Materials or Sambo Copper Alloy happen due to any cause such as an act of God during the period from the signing date of the contract until the Effective Date, should any serious disturbance to the execution of the Share Exchange happen or should the achievement of this Agreement become difficult in anyway, conditions of the Share Exchange and/or provisions of this Agreement may be changed or this Agreement may be terminated through consultations between the parties.

Article 8 (Validity of this Agreement)

1. This Agreement shall become void and invalid in case the proposed item of business is not approved at the general meeting of shareholders set forth in Article 4, Paragraph 1, of this Agreement.

2. Should circumstances require an approval of a general meeting of shareholders of Mitsubishi Materials in compliance with Article 796, Paragraph 4, of the Corporation Law, the issue will be addressed and resolved through consultations between Mitsubishi Materials and Sambo Copper Alloy.

3. This Agreement shall become void and invalid in case an approval of the authorities concerned cannot be obtained with regard to the Share Exchange.

Article 9 (Matters for Consultation Between the Parties)

Any matters other than those stipulated in this Agreement, which would become necessary for conducting the Share Exchange, shall be determined through consultations between Mitsubishi Materials and Sambo Copper Alloy in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, this Agreement has been executed in duplicate with respective signatures and seals thereon, with one copy to be held by each party.

October 26, 2007

Mitsubishi Materials:
Akihiko Ide, President
Mitsubishi Materials Corporation
5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo

Sambo Copper Alloy:
Takao Hashida, President
Sambo Copper Alloy Co., Ltd.
8-374, Sambo-cho, Sakai-ku, Sakai-shi, Osaka

3. Outline of the Content Stipulated in Article 184 of the Ordinance for Enforcement of the Corporation Law

(1) Matters regarding the propriety of the total exchange value, as well as other matters regarding the propriety of the computation method and the allotment of the exchange value

To ensure the fairness and appropriateness of the share exchange ratio to be calculated in the share exchange, the Company designated GCA Co., Ltd. (hereinafter "GCA"), whereas Mitsubishi Materials designated Mitsubishi UFJ Securities, Co., Ltd. (hereinafter "Mitsubishi UFJ Securities"), as their respective third-party institutions to perform the calculation of the share exchange ratio.

To calculate the value of the stock of the respective companies, GCA adopted the market value average method for Mitsubishi Materials, the multiple method (a method which applies multiples to the comparable company's financial metrics) and the discounted cash flow (DCF) method for the Company. Mitsubishi UFJ Securities adopted the market value average method for Mitsubishi Materials, and the multiple method (a method which applies multiples to the comparable company's financial metrics) and the discounted cash flow (DCF) method for the Company. In applying the market value average method, GCA and Mitsubishi UFJ Securities adopted the average closing price per share on all trading days during the six-month, three-month and one-month periods ending on October 19, 2007, the reference date for evaluation for Mitsubishi Materials.

Mitsubishi Materials and the Company considered the share exchange figures with reference to the calculation results on the share exchange ratio, which were submitted by the respective aforementioned third-party advisors and, as a result of subsequent negotiations and discussions, both parties approved the final share exchange ratio as reasonable and acceptable for their respective shareholders at meetings of their respective boards of directors held on October 26, 2007 and signed the share exchange agreement on the same day.

In order to avoid any conflict of interests with minority shareholders, at the Company's board of directors meeting, Mitsubishi Materials' senior executive officer who concurrently serves as a director of the Company was not present at the deliberations or resolution of the share exchange agreement. Additionally, at the Company board of directors meeting, Mitsubishi Materials' executive officer and an employee who concurrently serve as the Company's auditors were not present at the deliberations of the share exchange agreement.

The share exchange ratio is subject to change by the mutual agreement of both companies in the event of a substantial change to any conditions on which the calculation is based.

Company	Mitsubishi Materials (wholly owning parent)	Sambo Copper Alloy (wholly owned subsidiary)
Share exchange ratio	1	1.25

(Mitsubishi Materials will issue 1.25 shares of its common stock for each share of Sambo Copper Alloy's common stock.)

(2) Reason for having chosen the relevant type of property (Mitsubishi Materials' stock) as an exchange value

The Company determined Mitsubishi Materials' common stock, in comparison to cash, to be an appropriate consideration as exchange value by taking into account its sustainable convertibility into money and the possibility of increased stock value that may be enjoyed by our shareholders in the future if the aforementioned synergies as stated in "1. Reason for Making a Share Exchange with Mitsubishi Materials" are materialized.

(3) Matters regarding the propriety of capital and reserves of Mitsubishi Materials

The capital and several reserves of Mitsubishi Materials, which should increase in association with the share exchange, are as follows:

1) Capital: ¥0

2) Additional paid-in capital: Full amount of the variable paid-in capital paid by shareholders, which is stipulated in Article 68, Paragraph 1, Item 1-b, of the Ordinance for Corporate Accounting

3) Legal reserve: ¥0

(4) Articles of Incorporation of Mitsubishi Materials

As for the Articles of Incorporation of Mitsubishi Materials, please refer to the attached "Articles of Incorporation of Mitsubishi Materials Corporation."

(5) Markets where the chosen exchange value is traded

Transactions of shares of Mitsubishi Materials' stock are conducted on the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange.

(6) Those who engage in transactions of the exchange value as intermediaries, brokers or deputy agents

As Mitsubishi Materials' stock is listed on the stock exchanges as referenced above, ordinary securities companies trade and handle them as intermediaries and/or brokers.

(7) Matters regarding market prices of Mitsubishi Materials' stock

Below is a table indicating the stock price fluctuations (on the First Section of the Tokyo Stock Exchange) of Mitsubishi Materials' stock for the past three fiscal terms.

	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007
Opening price	253	252	630
Peak price	280	675	655
Lowest price	189	230	388
Closing price	256	629	559
P/E ratio (consolidated)	17.73	12.16	9.27

The latest stock prices of Mitsubishi Materials' stock and other relevant information are available, for example, at the Tokyo Stock Exchange's Web site (http://www.tse.or.jp/).

(8) Matters regarding financial statements, etc.

As for Mitsubishi Materials' financial statements and other documents associated with the latest fiscal term, please refer to the attached "Financial statements for the 82nd fiscal year."

(9) Matters that may have significant effects on corporate properties after the closing date of the latest fiscal term

1) None applicable for the Company.

2) The following items may be mentioned for Mitsubishi Materials:

a) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on December 22, 2006, to absorb Mitsubishi Materials Polycrystalline Silicon Corporation, a wholly owned consolidated subsidiary, and merged it on April 1, 2007, in accordance with a share exchange agreement dated December 22, 2006.

b) Mitsubishi Materials resolved at an extraordinary Board of Directors meeting held on May 10, 2007, to absorb Mitsubishi Materials Kobe Tools Corporation, a wholly owned consolidated subsidiary, and merged it on October 1, 2007, in accordance with a share exchange agreement dated May 10, 2007.

c) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on May 25, 2007, to conduct a share exchange for the purpose of making Ryoko Sangyo Corporation, a consolidated subsidiary in which Mitsubishi Materials has a stake of 67.8%, a wholly owned subsidiary, and made it a wholly owned subsidiary through a share exchange on August 1, 2007, in accordance with a share exchange agreement dated May 25, 2007.

d) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on May 25, 2007, to completely hand over its gold bonding wire business to the Tanaka Kikinzoku Group (Tanaka Kikinzoku Kogyo K.K. and Tanaka Denshi Kogyo K.K.) and transferred it for value to Tanaka Denshi Kogyo K.K. on October 1, 2007, in accordance with a master agreement dated May 25, 2007, and a Kyushu-bunkatsu (absorption-type company split) agreement dated July 27, 2007.

e) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on October 26, 2007, to conduct a share exchange for the purpose of making Mitsubishi Shindoh, a consolidated subsidiary in which Mitsubishi Materials has a stake of 51.0%, a wholly owned subsidiary as of February 1, 2008, and signed a share exchange agreement with Mitsubishi Shindoh on October 26, 2007.

f) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on October 26, 2007, to conduct a share exchange for the purpose of making Sambo Copper Alloy, a consolidated subsidiary in which Mitsubishi Materials has a stake of 62.4%, a wholly owned subsidiary as of December 28, 2007, and signed a share exchange agreement with Sambo Copper Alloy on October 26, 2007.

SECOND ITEM OF BUSINESS: ***DIVIDENDS FROM SURPLUS***

In conducting the share exchange for which your approval is requested as per the First Item of Business above, the Company intends to distribute dividends from surplus to shareholders whose names are registered or recorded in the last register of shareholders as of November 13, 2007, in the following manner.

This Second Item of Business shall be effective on condition that the First Item of Business is approved and that a distributable amount, which corresponds to the total amount of dividends from surplus, exists as of the date set forth in item (3) below.

(1) Type of property for dividends

The property for dividends shall be money.

(2) Matters regarding the allotment of the property for dividends and the total amount thereof

¥3 per share of the Company's common stock. The total amount of dividends shall be the product of dividend per share of the Company's common stock multiplied by the Company's total number of shares issued, not to exceed the amount of ¥68,007,300.

(3) Effective date of the dividends from surplus

December 25, 2007

Mitsubishi Materials and Sambo Copper Alloy are Japanese companies. Information distributed in connection with the proposed share exchange transaction is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the companies are located in Japan, and some or all of their officers or directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the companies may purchase shares of Sambo Copper Alloy otherwise than under the share exchange, such as in privately negotiated purchases.

ATTACHMENTS

[Translation]

Power of Attorney

I hereby grant power of attorney to [   ] with respect to the following matters.

Attendance at the extraordinary general meeting of shareholders of Sambo Copper Alloy Co., Ltd. to be held on November 21, 2007 (also in the event of any adjournment or continuation thereof), and exercise of voting rights in accordance with my instructions with regard to the following agenda items (Approve or Reject is to be marked with a circle).

However, where I have not given any instructions with respect to approval or rejection of the agenda items or where a revised version of the original draft has been submitted, a blank power of attorney will be given.

Agenda Item 1	With regard to original draft	Approve	Reject
Agenda Item 2	With regard to original draft	Approve	Reject

November [ ], 2007

No. of owned shares: [ ] shares

Shareholder name:



Place for notified seal

[Translation]

ARTICLES OF INCORPORATION


MITSUBISHI MATERIALS CORPORATION

Articles of Incorporation
of
Mitsubishi Materials Corporation

Chapter I. General Provisions

Article 1. (Trade Name)

The name of the Corporation shall be 'Mitsubishi Materiaru Kabushiki Kaisha', and it shall be called in English as 'Mitsubishi Materials Corporation'.

Article 2. (Objectives)

The objectives of the Corporation shall be to engage in the following businesses:

1. Manufacture and sales of copper, lead, zinc, gold, silver, tin, copper wire rods, copper cakes and billets, copper tubes, and other non-ferrous and precious metal products;

2. Manufacture and sales of cement, cement solidifying materials, processed products of cement and ceramic products;

3. Manufacture and sales of ultra-hard-metal alloys and tools, diamond tools, sintered metal components, oleo bearings, and other powder metallurgy products;

4. Manufacture and sales of corrosion-resistant and heat-resistant alloys, copper alloys, zinc alloys for die-casting, precision cast and wrought products, and other non-ferrous alloys;

5. Manufacture and sales of precision moulds, machinery, equipment and devices for general industrial use, storage containers, transport containers, vehicles, and housing equipment;

6. Manufacture and sales of aluminium beverage cans, can tops and lids and other beverage and food containers, and collection of used aluminium cans;

7. Manufacture and sales of silicon for semiconductors, gold bonding wires and precision rolled products, sputtering targets, high purity materials, quartz products, selenium, tellurium, minor metals, electro-conductive powders and other components for electronics and telecommunications devices as well as materials thereof, and other electrical equipment and appliances;

8. Purchases and sales of petrol, naphtha, kerosene, light oil, heavy oil, asphalt, lubricating oil, liquefied petroleum gas and other petroleum-related products, and production and sales of coal, coke, iron ore and other minerals;

9. Production, process and sales of gravel, sand, rubble and other materials for civil engineering and construction, and quarrying business;

10. Manufacture and sales of ceramic condensers, surge absorbers, thermistors, varistor, noise filters, resistors, ceramic artificial bones and other special ceramic products;

11. Manufacture and sales of sulphuric acid, silico-chemicals, fluoro-chemicals, pigments, electrolytic magnesia, calcium carbonate and other inorganic chemical products, and concrete admixtures, paints, tyres and other organic chemical products;

12. Research, study, development, design, construction, operation and technical services in the filed of nuclear power and undertaking of provision thereof, and manufacture and sales of nuclear fuels;

13. Manufacture and sales of medicines, medical devices and food additives;

14. Research, study and development in the field of biochemistry, microbiology and other bioscience, and manufacture and sales of microbial preparations and enzyme preparations utilising technologies acquired by such research and development;

15. Development, manufacture, sales, lease and licensing of devices, systems and software related to data processing and telecommunication, and undertaking of provision of services related thereto;

16. Design, supervision and execution of civil engineering and construction, machine-installation and electric works, and other construction related works;

17. Mining, smelting and refining, metal fabrication, chemical engineering, power supply, manufacture of fertilisers and salt, agriculture and forestry, and disposal of public, industrial and medical wastes;

18. Purchases and sales, research, study, development, planning, design, technical instruction, undertaking of works, consulting and engineering services of raw materials, components and products related to each of the foregoing businesses;

19. Forwarding, insurance agency, wholesale, transport by local railways and automobiles, ocean-freight forwarding, agency, warehousing and travel agency businesses;

20. Purchases and sales, lease and management of real properties, intermediation related thereto, and land development;

21. Operation, management, lease and provision of management services of facilities for health, sporting, tourism and recreation; and

22. Any business incidental to each of the above items.

Article 3. (Head Office)

The Corporation shall have its head office in Chiyoda-ku, Tokyo.

Article 4. (Public Notice Method)

Public notices of the Corporation shall be given in the Nihon Keizai Shimbun published in Tokyo.

Chapter II. Shares

Article 5. (Total Number of Issuable Shares)

The total number of the Corporation's issuable shares shall be two billion six hundred eighty three million one hundred sixty two thousand (2,683,162,000) shares.

Article 6. (Issuance of Share Certificates)

The Corporation shall issue share certificates relating to the shares.

Article 7. (Acquisition of Corporation's Own Shares)

The Corporation may acquire its own shares through market transactions etc. by a resolution of the Board of Directors pursuant to the stipulation of Paragraph 2 of Article 165 of the Companies Law.

Article 8. **(Number of Unit Shares –*Tangen Kabushiki*- and Non-issuance of Certificates of Shares for Less Than a Unit – *Tangen-miman Kabushiki*-)**

1. The number of unit shares of the Corporation shall be one thousand (1,000).

2. The Corporation, notwithstanding the provision of Article 6, shall not issue certificates relating to shares less than a unit; provided, however, this may not apply where otherwise provided in the Share Handling Regulations.

Article 9. **(Rights concerning Shares Less Than a Unit)**

Shareholders (hereinafter, such term shall include beneficial shareholders) who have the shares less than a unit may not exercise the rights concerning their shares less than a unit except for the following rights:

1. rights stipulated in each Item of Paragraph 2 of Article 189 of the Companies Law;

2. rights to make a request under the provision of Paragraph 1 of Article 166 of the Companies Law;

3. rights to receive allotment of offering shares and allotment of offering share warrants pro rated to the number of shares owned by the shareholders; and

4. rights to make a request stipulated in the next Article.

Article 10. **(Additional Purchase of Shares Less Than a Unit)**

The Corporation's shareholders who have the shares less than a unit may, in accordance with the provision of the Share Handling Regulations, request the Corporation to sell and transfer to them the number of shares which shall become a unit if combined with their holding shares less than a unit.

Article 11. **(Share Handling Regulations)**

The handling and fees relating to the shares and the share warrants of the Corporation and procedures etc. relating to exercise of shareholders' rights toward the Corporation shall, in addition to laws and regulations or the Articles of Incorporation, be governed by the Share Handling Regulations established by the Board of Directors.

Article 12. **(Administrator of Register of Shareholders)**

1. The Corporation shall have an Administrator of Register of Shareholders.

2. The Administrator of Register of Shareholders and its place of business shall be determined by resolution of the Board of Directors and shall be notified in public.

3. The production and maintenance of the Corporation's register of shareholders (hereinafter, such term shall include the register of beneficial shareholders), the register of share warrants, the register of lost share certificates and other administrative works relating to the register of shareholders, the register of share warrants and the register of lost share certificates shall be entrusted to the Administrator of Register of Shareholders and shall not be handled at the Corporation.

Article 13. **(Record Date)**

Unless otherwise provided for by the Articles of Incorporation, the Corporation shall deem the shareholders or the registered pledgees of shares entered or recorded in the final Register of Shareholders as of a specific date, to be specified by the prior public notice thereof if necessary, as those who are entitled to exercise the rights of the shareholders or the registered pledgees of shares.

Article 14. (Matters to be Notified by Shareholders etc.)

1. Shareholders, pledgees or their legal representatives shall notify their names, addresses and seal impressions in accordance with the Share Handling Regulations. The same shall apply in case of any change in such matters. However, foreigners who customarily sign their names may substitute their specimen signatures for seal impressions.

2. Shareholders, pledgees or their legal representatives residing abroad shall designate their mailing addresses or appoint their resident agents in Japan, and shall notify thereof in accordance with the Share Handling Regulations. The same shall apply in case of any change in such matters.

Chapter III. General Meeting of Shareholders

Article 15. (Convocation of General Meeting of Shareholders)

1. The ordinary general meeting of shareholders shall be convened in June every year, and the extraordinary general meeting of shareholders may be convened whenever necessary.

2. The record date relating to voting rights at the ordinary general meeting of shareholders shall be 31 March of every year.

Article 16. (Convenor and Chairman of General Meeting of Shareholders)

The general meeting of shareholders shall be convened by the President Director based on a resolution of the Board of Directors and the President Director shall become the Chairman, unless otherwise provided for by laws and regulations. In case that the President Director is prevented from so acting, other Director shall replace this in the order previously determined by the Board of Directors.

Article 17. (Disclosure and Deemed Supply of Reference Documents of General Meeting of Shareholders etc. through Internet)

At the time of convening the general meeting of shareholders, it may be deemed that the Corporation has supplied toward the shareholders information which must be described or expressed in the reference documents of the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements by disclosing in a way to use the Internet in compliance with the stipulations of laws and regulations.

Article 18. (Exercise of Voting Rights by Proxy)

A shareholder may exercise his/her voting rights by appointing one (1) another shareholder of the Corporation having voting rights as his/her proxy. In such case, the shareholder or the proxy must submit to the Corporation a written document to prove such proxy each time of the general meeting of shareholders.

Article 19. (Diverse Exercise of Voting Rights)

A shareholder who holds shares for others must, where he/she exercises the holding voting rights without unification, notify the Corporation in writing of the effects and the reasons not later than three (3) days prior to the meeting date of the general meeting of shareholders.

Article 20. (Resolution of General Meeting of Shareholders)

1. Unless otherwise provided for by laws and regulations or by the Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority vote of the voting rights of shareholders present who are entitled to exercise their voting rights.

2. The resolution stipulated in Paragraph 2 of Article 309 of the Companies Law shall be adopted, where shareholders holding one third (1/3) or more of voting rights of shareholders who are entitled to exercise voting rights are present, by two thirds (2/3) or more of such voting rights.

Article 21. (Minutes of General Meeting of Shareholders)

With regard to the proceedings of the general meeting of shareholders, the minutes shall be produced in accordance with the provision of laws and regulations, and the Chairman and the Directors present thereat shall affix the names with seals or electronically sign.

Chapter IV. Directors and Board of Directors

Article 22. (Setting up of Directors and Board of Directors)

The Corporation shall have not more than ten (10) Directors and the Board of Directors.

Article 23. (Method of Election of Directors)

1. The Directors shall be elected by a resolution of the general meeting of shareholders.

2. The resolution of the general meeting of shareholders for electing the Directors shall be adopted, where shareholders holding one third (1/3) or more of the voting rights of shareholders who are entitled to exercise the voting rights are present, by a majority vote of such voting rights.

3. The election of the Directors shall not be by cumulative voting.

Article 24. (Directors' Term of Office)

The term of office of the Directors shall be until the closing time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within one (1) year after the election.

Article 25. (Representative Directors and Directors with Executive Titles)

1. The Corporation shall have one (1) President Director.

2. The President Director shall be appointed by a resolution of the Board of Directors and shall be Representative Director.

3. The Corporation may have one (1) Chairman Director, and one (1) or more Executive Vice President Directors and Managing Directors.

4. The Chairman Director, the Executive Vice President Directors and the Managing Directors shall be determined by a resolution of the Board of Directors.

5. Representative Directors may, by a resolution of the Board of Directors, be selected from among the Directors with executive titles of the preceding Paragraph.

Article 26. (Convocation and Chairman of Board of Directors)

Meetings of the Board of Directors shall, except as otherwise provided for by laws and regulations, be convened by the Chairman Director, and the Chairman Director shall become the chairman. In case that the Chairman Director is prevented from so acting or vacant, the President Director shall replace this, and in case that the President Director is prevented from so acting, other Directors shall replace this in the order previously determined by the Board of Directors.

Article 27. (Convocation Notice of Board of Directors)

1. The convocation notice of a meeting of the Board of Directors shall be despatched toward each Director and Corporate Auditor not later than four (4) days prior to the meeting date; provided, however, that this period may be shortened in case of urgency.

2. Where all of the Directors and the Corporate Auditors so agree, a meeting of the Board of Directors may be held without going through the procedure of convocation.

Article 28. (Resolutions and Minutes of Board of Directors)

1. A resolution of the Board of Directors shall be adopted, where a majority of the Directors who are entitled to participate in the decision are present, by the majority vote.

2. With regard to the proceedings of the Board of Directors, the minutes shall be produced in accordance with the provision of laws and regulations, and the Directors and the Corporate Auditors present thereat shall affix the names with seals or electronically sign.

3. In case that the requirements of Article 370 of the Companies Law are fulfilled, the Corporation shall deem a resolution of the Board of Directors to be adopted.

Article 29. (Execution of Business by Representative Directors)

The Representative Directors shall execute the business of the Corporation based on the decision of the Board of Directors. However, they shall execute daily businesses at their own discretion.

Article 30. (Exemption of Directors' Liabilities)

1. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 426 of the Companies Law, may exempt Directors (including ex Directors) from their liabilities, to the extent permitted by laws and regulations, by resolution(s) of the Board of Directors.

2. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 427 of the Companies Law, may enter into agreements with the External Directors which adopt the amount stipulated by laws and regulations as the limit of the liabilities.

Chapter V. Corporate Auditors and Board of Corporate Auditors

Article 31. (Setting up of Corporate Auditors and Board of Corporate Auditors)

The Corporation shall have not more than five (5) Corporate Auditors and the Board of Corporate Auditors.

Article 32. (Method of Election of Corporate Auditors)

1. The Corporate Auditors shall be elected by a resolution of the general meeting of shareholders.

2. The resolution of the general meeting of shareholders for electing the Corporate Auditors shall be adopted, where shareholders holding one third (1/3) or more voting rights of shareholders who are entitled to exercise the voting rights are present, by a majority vote of the voting rights.

Article 33. (Corporate Auditors' Term of Office)

1. The term of office of the Corporate Auditors shall be until the closing time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within four (4) years after the election.

2. The term of office of any Corporate Auditor elected to fill a vacancy of a Corporate Auditor who resigned before the expiration of the term of office shall expire at the time of expiration of his/her predecessor's term of office.

3. The effective term of the election resolution of an alternative Corporate Auditor who is elected in accordance with the provision of Paragraph 2 of Article 329 of the Companies Law shall be until the starting time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within two (2) years after such resolution.

Article 34. (Standing Corporate Auditors)

1. The Corporation shall have one (1) or more Standing Corporate Auditors.

2. The Board of Corporate Auditors shall select Standing Corporate Auditor(s) from among Corporate Auditors.

Article 35. (Powers of Board of Corporate Auditors)

The Board of Corporate Auditors shall consist of all Corporate Auditors, shall have the powers provided for by laws and regulations, and may, by its resolution, determine matters related to the execution by the Corporate Auditors of their duties. However, such resolution may not prevent any Corporate Auditor from exercising his/her powers.

Article 36. (Convenor and Chairman of Board of Corporate Auditors)

1. The Board of Corporate Auditors may appoint a convenor of meetings of the Board of Corporate Auditors in advance; provided, however, that the other Corporate Auditors may not be prevented from convening meetings.

2. With regard to meetings of the Board of Corporate Auditors, the convenor of the preceding Paragraph shall be the chairman.

Article 37. (Convocation Notice of Board of Corporate Auditors)

1. The convocation notice of a meeting of the Board of Corporate Auditors shall be despatched toward each Corporate Auditor not later than four (4) days prior to the meeting date; provided, however, that this period may be shortened in case of urgency.

2. Where all of the Corporate Auditors so agree, a meeting of the Board of Corporate Auditors may be held without going through the procedure of convocation.

Article 38. (Resolutions and Minutes of Board of Corporate Auditors)

1. A resolution of the Board of Corporate Auditors shall be adopted by a majority vote of the Corporate Auditors.

2. With regard to the proceedings of the Board of Corporate Auditors, minutes shall be produced in accordance with the provision of laws and regulations, and the Corporate Auditors present thereat shall affix the names with seals or electronically sign.

Article 39. (Exemption from Corporate Auditors' Liabilities)

1. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 426 of the Companies Law, may exempt Corporate Auditors (including ex Corporate Auditors) from their liabilities, to the extent permitted by laws and regulations, by resolution(s) of the Board of Directors.

2. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 427 of the Companies Law, may enter into agreements with the External Corporate Auditors which adopt the amount stipulated by the laws and regulations as the limit of the liabilities.

Chapter VI. Accounting Auditors

Article 40. (Setting up of Accounting Auditors)

The Corporation shall have the Accounting Auditor(s).

Article 41. (Election of Accounting Auditors)

The Accounting Auditor(s) shall be elected by a resolution of the general meeting of shareholders.

Article 42. (Accounting Auditors' Term of Office)

1. The term of office of the Accounting Auditor(s) shall be until the closing time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within one (1) year after the election.

2. Unless otherwise resolved at the ordinary general meeting of shareholders of the preceding Paragraph, the Accounting Auditor(s) shall be deemed to be re-elected at such ordinary general meeting of shareholders.

Chapter VII Accounts

Article 43. (Business Year)

The business year of the Corporation shall be from 1 April of each year to 31 March of the following year.

Article 44. (Decision-Making Body of Dividends from Surplus, etc.)

The Corporation shall, with regard to the matters relating to dividends from surplus, etc. stipulated by each Item of *Paragraph 1 of Article 459 of the Companies Law*, decide them by resolutions of the Board of Directors, without resolutions of the general meetings of shareholders, unless otherwise provided for by laws and regulations.

Article 45. (Record Date of Dividends from Surplus)

1. The record date of the Corporation's year-end dividends shall be 31 March of every year.

2. The record date of the Corporation's interim dividends shall be 30 September of every year.

3. The Corporation may, in addition to the preceding two Paragraphs, make distribution of surplus by setting out record date(s).

Article 46. (Prescription Period)

Where dividend assets are pecuniary, if the dividends are not received for five (5) full years from the date of commencement of payment, the Corporation shall be released from the payment obligation.

[History]

Enacted on 1 April 1950	Amended on 28 May 1971	Amended on 27 June 1991
Amended on 31 July 1950	Amended on 30 May 1972	Amended on 29 June 1994
Amended on 30 November 1951	Amended on 30 May 1973	Amended on 26 June 1998

Amended on 1 December 1952
Amended on 29 November 1956
Amended on 29 May 1957
Amended on 28 November 1963
Amended on 27 November 1964
Amended on 30 May 1967
Amended on 30 May 1968
Amended on 29 May 1970
Amended on 29 November 1973
Amended on 1 December 1973
Amended on 30 May 1974
Amended on 30 May 1975
Amended on 29 June 1982
Amended on 27 June 1986
Amended on 29 June 1988
Amended on 1 December 1990
Amended on 29 June 1999
Amended on 29 June 2000
Amended on 27 June 2002
Amended on 27 June 2003
Amended on 29 June 2004
Amended on 29 June 2005
Amended on 29 June 2006

[Translation]

Documents Attached to the Notice of the 82nd Ordinary General Meeting of Shareholders

Report for Shareholders for 82nd Fiscal Year

(From April 1, 2006, to March 31, 2007)

Business Report
Balance Sheet
Statement of Operations
Statement of Changes in Shareholders' Equity
Notes to the Financial Statements
Consolidated Balance Sheet
Consolidated Statement of Operations
Consolidated Statement of Changes in Shareholders' Equity
Notes to the Consolidated Financial Statements
Certified Copy of the Independent Auditors' Report on Financial Statements
Certified Copy of the Independent Auditors' Report on Consolidated Financial Statements
Certified Copy of the Audit Report of the Board of Corporate Auditors

Mitsubishi Materials Corporation

[Translation]

Please note that the following purports to be an excerpt translation from the Japanese original Notice of Convocation of the 82nd Ordinary General Meeting of Shareholders of Mitsubishi Materials Corporation prepared for the convenience of shareholders outside Japan with voting rights. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

Business Report

(From April 1, 2006 to March 31, 2007)

Article 47. Particulars Concerning the State of the Group

1. Business Developments and Results

In the 82nd fiscal year, despite the continued high raw material and fuel prices persisting from the previous fiscal year, the Japanese economy attained a sustainable growth as rationalization efforts increased corporate earnings, which boosted capital investments and steadily improved the employment climate and earnings, in addition to strong demand overseas and stable domestic consumption.

Through the entire fiscal year under review, the Mitsubishi Materials Group continued to experience high raw material and fuel prices. Nevertheless, the Group performed generally well due to high prices for our main metals such as copper and brisk demand in the automotive, and information and electronics sectors, as well as growth in cement business in the United States.

The Group responded to such an operating environment by stabilizing its earnings structure as a final stage of the consolidated Medium-Term Management Plan, for which the fiscal year under review was the final year, and accelerating efforts to establish growth foundations to achieve success in our core businesses. Specifically, we concentrated management resources in our three growth fields— "Automotive," "Information and Electronics," and "Recycling" —while harnessing the strengths of integrated management; enhanced productivity by reinforcing facilities; and improved technologies by promoting collaborative development. In addition, the Group is aggressively implementing business alliances with other companies including the joint development of limestone mines in the cement business, with the aim of expanding earning opportunities. The Group is also strengthening its capital relationship with its subsidiaries and affiliates in the copper business and is maintaining a system to improve earnings capability based on the attainment of a unified business operation from the refining to the processing of copper as a group of companies. Moreover, the Group continued to direct concerted efforts to reinforce profitability and improve its financial structure. To reinforce profitability, we liquidated/transferred unprofitable businesses and enhanced operational efficiency in each sector. To improve the financial structure, with all our efforts, we dedicated to compress interest-bearing debt.

As a result of these factors, revenue increased in each business segment—Cement, Metals, and Electronic Materials & Components—and strategic investments from the previous year contributed to the improvement in profitability.

The consolidated net sales increased by 27.0% year on year to 1,452,108 million yen, and consolidated ordinary income increased for the fifth consecutive term and continued to break the record for the third consecutive term, rising 32.7% to 107,188 million yen.

The consolidated net income increased by 21.4% to 71,382 million yen, resulting from reserve from soil remediation loss of the Company's Central Research Institute (Saitama Prefecture) and extraordinary losses from business restructuring, etc., while posting an extraordinary income from increased equities of newly-issued shares for SUMCO Corporation.

Non-consolidated net sales of the Company alone increased by 25.6% year on year to 755,013 million yen, with ordinary profit increasing by 67.8% to 43,562 million yen. Net income increased by 74.4% to 12,830 million yen.

The Company has enforced the effect of the amendment of the Articles of Incorporation, by the resolution of the 81st Ordinary General Meeting of Shareholders on June 29, 2006, that the payment of dividends be declared and made by a resolution of the Board of Directors.

The Company understands that the shareholders' earning returns is one of the most significant aims of management, and has its policy to decide the profit allocation after a general assessment of the various elements, taking into account the whole aspects of management such as its financial constitution, internal reserves and incomes. Based on this policy, the Company has decided to pay 4 yen per share for the term end dividend, based on the resolution of the Meeting of the Board of Directors on May 10, 2007, therefore, together with 2 yen for the middle term dividend, the total divided per share for the 82nd fiscal year is 6 yen (a 2-yen increase per share compared to the previous fiscal year).

We are pleased to report the overall condition of each business segment of the Group as follows:

- Cement

Although the demand for cement was slightly down for public works projects in Japan, demand for cement in the private sector recovered based on improved industrial earnings resulting in high demand. In the overseas cement business, sales in the U.S. market were buoyant and sales volume and revenue exceeded those of the previous fiscal year.

The demand for aggregate, which was focused principally on ready mixed concrete, was bullish with sales volume and revenue exceeding those of the previous fiscal year.

Consequently, consolidated net sales for the term of this business increased by 21.1% to 199,869 million yen.

- Metals

Sales volume of copper declined year on year due to a decrease in copper production by P.T Smelting, which ceased operations from early October to mid-December 2006 because of a plant accident at their oxygen suppler, although sales of rolled copper and copper for electric cables in the domestic market were bullish, supported by a favorable demand for automotive and semiconductor related products. In spite of the decrease in sales volume, sales revenue exceeded those of the previous fiscal year because of a substantial increase in copper prices. Sales revenue of gold exceeded that of the previous fiscal year owing to an increase in gold prices, while its sales volume declined due to a decrease in the quantity of raw materials.

Sales volume and revenue of processed copper products exceeded those of the previous fiscal year, reflecting the bullish demand for billets and cakes related to the automotive industry and electronic materials, recovery of demand for wires, and inclusion of Mitsubishi Shindoh Co., Ltd. as a consolidated subsidiary.

Consequently, consolidated net sales for the term of this business increased 59.2% year on year to 680,438 million yen.

- Advanced Materials & Tools

Sales volume and revenue of cemented carbide products exceeded those of the previous corresponding fiscal year due to strong sales in Europe and the U.S., although their domestic sales slowed down due to reduced demand for automotive-related tools.

Sales of functional parts declined compared to the previous fiscal year due to the impact from the transfer of the sintered parts business to Plansee Mitsubishi Materials Global Sinter Holding S.A., an equity-method affiliate, on December 1, 2005.

Sales volume and revenue of high- performance alloys exceeded those of the previous fiscal year due to strong demand for automotive-related products and aviation-related components.

Sales volume and revenue of diamond- cutting tools exceeded those of the previous fiscal year due to a bullish demand for IT/ digital and automotive related products.

Consequently, consolidated net sales for the term of this business decreased 5.6% year on year to 153,020 million yen.

- Aluminum

Sales volume and revenue of aluminum cans increased, owing to a revision in sales prices to cover a substantial increase in raw material prices, the effect of business merger with Hokkai Can Co., Ltd., on October 1, 2005 (currently, Hokkan Holdings Limited), and strong sales of regular cans.

Sales volume and revenue of rolled and processed aluminum exceeded those of the previous fiscal year due to a revision in sales prices to cover a substantial increase in raw material prices and strong sales of automotive-related extruded components and rolled products, such as panels.

Consequently, consolidated net sales for the term of this business increased 14.1% year on year to 164,075 million yen.

- Electronic Materials & Components

Sales of advanced materials exceeded that of the previous fiscal year due to the impact of strong gold prices on the sales of gold wires, and strong demand for silicon- and semiconductor-related products mainly for 300 mm silicon wafers.

Sales of electronic devices declined compared to the previous fiscal year due to the withdrawal and readjustment of unprofitable products and the transfer of Kamaya Electric Co., Ltd., to Walsin Technology Corporation on April 28, 2006.

Sales volume and revenue of polycrystalline silicon exceeded those of the previous fiscal year, largely due to strong sales for 300 mm silicon wafers.

Consequently, consolidated net sales for the term of this business division increased 13.3% year on year to 88,375 million yen.

- Others

Sales of the energy-related business exceeded that of the previous fiscal year due to increased sales of coal and petroleum reflecting buoyant fuel prices, although sales of fuel assemblies for nuclear reactors decreased and the revenue and expenses of the engineering projects were revised.

Sales of precious metals exceeded that of the previous fiscal year due to strong sales of jewelry-related items even though sales of gold to individual consumers greatly decreased due to buoyant prices.

Consequently, consolidated net sales for the term of total of other business divisions increased 8.2% year on year to 330,767 million yen.

Concerning the sale of OAP Residence Tower within the Osaka Amenity Park, the Company received an order from Tokyo Metropolis on June 12, 2006 to halt its real estate operations for two weeks in accordance with the Buildings Lots and Building Transaction Business Law. We solemnly accept this order, and will engage in CSR activities to fulfill our social responsibilities and make the utmost efforts to execute our duties appropriately. We have nearly closed financial settlements with the condominium owners of OAP Residence Tower. Environmental works according to an agreement with OAP Residence Tower Administrative Union Corporate are progressing unhampered.

Net sales and operating profit for each business for the 82nd consolidated fiscal year are as follows:

Business Division	Item	The 82nd Period (April 2006 – March 2007)		The 81st Period (April 2005 – March 2006)		Change Rate (%)
		Amount (Million Yen)	Composition Ratio (%)	Amount (Million Yen)	Composition Ratio (%)	
Cement	Net sales	199,869	13.8	165,053	14.4	21.1
	Operating profit	18,335	23.3	15,638	22.6	17.2
Metals	Net sales	680,438	46.8	427,461	37.4	59.2
	Operating profit	33,395	42.4	22,962	33.3	45.4
Advanced Materials & Tools	Net sales	153,020	10.5	162,157	14.2	(5.6)
	Operating profit	16,114	20.5	19,985	29.0	(19.4)
Aluminum	Net sales	164,075	11.3	143,792	12.6	14.1
	Operating profit	2,849	3.6	3,441	5.0	(17.2)
Electronic Materials & Components	Net sales	88,375	6.1	78,005	6.8	13.3
	Operating profit	10,388	13.2	4,814	7.0	115.8
Others	Net sales	330,767	22.8	305,789	26.7	8.2
	Operating profit	4,733	6.0	7,871	11.4	(39.9)
Elimination or Corporate Assets or Expenses	Net sales	(164,439)	(11.3)	(138,559)	(12.1)	18.7
	Operating profit	(7,059)	(9.0)	(5,731)	(8.3)	23.2
Total	Net sales	1,452,108	100.0	1,143,699	100.0	27.0
	Operating profit	78,758	100.0	68,981	100.0	14.2

Note: Net Sales and Operating Profits resulting from transactions among the Business Divisions have been deducted through the "Elimination and Corporate Assets or Expenses" item.

2. The State of Fund Procurement of the Group

Concerning the Group's fund procurement for the 82nd consolidated fiscal year, the Company issued straight corporate bonds (35 billion yen), and raised funds through commercial paper and bank loans. Borrowings at the end of the 82nd consolidated fiscal year (including bonds and commercial papers) decreased 6,068 million yen from the end of previous fiscal year to 685,187 million yen.

3. The State of Capital Expenditures of the Corporate Group

The Group determines capital expenditures by carefully evaluating investment options for the fields expected to grow and become profitable, while promoting the reduction of interest-bearing debts.

The amount of capital expenditures for the 82nd consolidated fiscal year was 66,484 million yen, as a result of facility conversions and enhancing or rationalizing production facilities, as well as maintenance and repairs of existing facilities.

Capital expenditures for each business for the 82nd consolidated fiscal year are as follows:

- Cement

We newly constructed a thermal power generation plant in Japan, while carrying out maintenance and repair works for existing facilities mainly in Japan and the U.S.

The capital expenditure for this business was 21,114 million yen.

- Metals

We enhanced copper processing plants in Japan and copper refining plants in Japan and Indonesia, while carrying out maintenance and repair works for existing facilities.

The capital expenditure for this business was 11,626 million yen.

- Advanced Materials & Tools

We strengthened facilities to meet increased orders mainly for automotive-related components, while carrying out maintenance and repair works for existing facilities.

The capital expenditure for this business was 12,702 million yen.

- Aluminum

We strengthened production facilities principally for rolled aluminum products, while carrying out maintenance and repair works for existing facilities.

The capital expenditure for this business was 6,481 million yen.

- Electric Materials & Components

We strengthened production facilities for polycrystalline silicon in Japan and in the U.S., while carrying out maintenance and repair works for existing facilities. The capital expenditure for this business was 8,162 million yen.

- Others

We carried out maintenance and repair works at existing facilities.

The capital expenditure for these businesses was 6,396 million yen.

4. Succession of Legal Rights and Obligations Relevant to the Business of Other Companies Based on Merger and Absorption or Assimilative-divisive Reorganization

The Company acquired its subsidiary Mitsubishi Materials Polycrystalline Silicon Corp., which produces polycrystalline silicon, on April 1, 2007, according to the resolution of the Meeting of the Board of Directors held on December 22, 2006. The subsidiary's plant became the Company's Yokkaichi Plant under the Electric Materials & Components Division.

5. Acquisition or Disposal of Shares, Equities and Stock Acquisition Rights of Other Companies

The state of acquisition or disposal of shares, equities and stock acquisition rights of other companies at the 82nd fiscal year is as follows:

(a) The Company underwrote, through allocation of new shares to a third party, 1,574,111 common stocks of its subsidiary Onahama Smelting & Refining Co., Ltd., in July 2006, according to the

resolution of the Meeting of the Board of Directors held on December 20, 2005. Consequently, the Company's capital participation in Onahama Smelting & Refining Co., Ltd., increased to 50.03%.

(b) The Company transferred 7,492,546 common stocks of its subsidiary, Kamaya Electric Co., Ltd., to Walsin Technology Corporation of Taiwan on April 2006 according to the resolution of the Meeting of the Board of Directors held on March 24, 2006. Consequently, the Company's capital participation in Kamaya Electric Co., Ltd., decreased to 10.0% and the Kamaya Electric Co., Ltd. has been excluded from the scope of consolidation.

(c) The Company underwrote, through allocation of new shares to a third party, 22,222,000 common stocks of Mitsubishi Cable Industries Ltd., which is an equity-method affiliate, according to the resolution of the Meeting of the Board of Directors held on July 13, 2006. Consequently, the Company's capital participation in Mitsubishi Cable Industries Ltd. increased to 36.5%.

(d) The Company acquired, through a takeover bid, 10,543,000 common stocks of Mitsubishi Shindoh Co., Ltd., which is an equity-method affiliate, in September 2006, according to the resolution of the Meeting of the Board of Directors held on July 24, 2006. Consequently, the Company's capital participation in Mitsubishi Shindoh Co., Ltd. increased to 51.0%, and Mitsubishi Shindoh Co., Ltd. has become a consolidated subsidiary of the Company.

6. Assets and the Trends of Profit and Loss Accounts

(a) The Corporate Group's Assets and the Trends of Profit and Loss Accounts (Consolidated)

		The 79th Period April 2003 – March 2004	The 80th Period April 2004 – March 2005	The 81st Period April 2005 – March 2006	The 82nd Period April 2006 – March 2007
Net sales	(Million yen)	948,237	984,776	1,143,699	1,452,108
Operating profit	(Million yen)	43,422	54,084	68,981	78,758
Ordinary income	(Million yen)	36,124	50,505	80,759	107,188
Net income (Net losses)	(Million yen)	(5,323)	16,374	58,802	71,382
Net income per share (Net losses)	(yen)	(4.77)	14.44	51.73	60.33
Net assets	(Million yen)	183,885	196,901	303,560	481,970
Net asset per share	(yen)	162.57	174.18	265.15	329.35
Total assets	(Million yen)	1,435,114	1,420,824	1,609,445	1,773,899

Note 1: Beginning with the 82nd consolidated fiscal year, the Company adopts "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005) for computing net assets.

Note 2: Beginning with the 82nd consolidated fiscal year, the Company adopts "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9 issued on July 5, 2006).

(b) The Company's Assets and the State of Profit and Loss Account (Non-consolidated)

	The 79th Period April 2003 – March 2004	The 80th Period April 2004 – March 2005	The 81st Period April 2005 – March 2006	The 82nd Period April 2006 – March 2007

Net sales	(Million yen)	487,585	531,246	601,362	755,013
Operating profit	(Million yen)	14,306	21,521	21,432	28,482
Ordinary income	(Million yen)	14,088	20,203	25,960	43,562
Net income	(Million yen)	4,433	6,135	7,355	12,830
Net income per share	(yen)	3.91	5.42	6.39	10.84
Net assets	(Million yen)	219,070	223,675	262,658	308,130
Net asset per share	(yen)	193.43	197.60	229.26	246.74
Total assets	(Million yen)	1,040,394	1,043,306	1,078,576	1,124,059

Note 1: Beginning with the 82nd fiscal year, the Company adopts "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005) for computing net assets.

Note 2: Beginning with the 82nd fiscal year, the Company adopts "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9 issued on July 5, 2006).

7. Issues that the Corporate Group Should Tackle

It is thought that gradual and stable growth of the Japanese economy will continue, since consumer spending is expected to increase based on improved incomes and employment, with the demand for capital expenditure becoming basically more bullish based on further increases in corporate earnings. However, it is feared that the prices of raw materials and oil may continue to rise in addition to a slowdown of exports to the U.S. due to a sluggish U.S. economy and increased domestic interest rates in Japan in the near future.

In this business environment surrounding the Group, it may be expected, on one hand, that the demand for IT and digital-related products will continue to be strong, with continued buoyant sales of automotive-related products. On the other hand, it may not be expected that state of optimism to continue. Production costs are expected to increase due to increased raw material procurement prices, based on changes in the environment of supply and demand, and other raw material strategies of countries producing rare metals. This is due to the fact that the trend of the significant metal prices that affect the prices of products is opaque.

Under these conditions, the Group formulated the New Medium-Term Management Plan (April 2007 - March 2010) "Breakthrough 1000--Aiming to Become a Company with 100 Billion yen in Ordinary Income." Under the New Medium-Term Management Plan, while maintaining the management policies of previous medium-term management plans, the Group's strengths will be further reinforced by realizing "Advancement and Change" throughout the Group's businesses to become a corporate group that can continue to annually record ¥100 billion in earnings, which we achieved during the fiscal year under review, regardless of changes in the external business environment.

The Group's business structure is gradually becoming capable of earning stable income in our four core businesses—Cement, Metals, Advanced Materials & Tools and Electronic Materials & Components. Under the New Medium-Term Management Plan, the business foundation of each of the four core businesses will be further reinforced. Taking advantage of the difference in the business cycle of each business, we will stabilize the overall earnings of the Group by pursuing the so-called four-wheel-drive management. The basic measures of the New Medium-Term Management Plan are as follows:

(a) Expansion and reinforcement of our four core businesses underlying integrated management.

We will strive to further strengthen our business foundation by pursuing a vertical value chain from raw materials to downstream products while focusing on growth points in the four core businesses—Cement, Metals, Advanced Materials & Tools and Electronic Materials & Components—and through value-added "Only One" or "No. 1" businesses and products. To reinforce the value chain, we will promote strategic partnerships with other companies including capital tie-ups, if necessary.

(b) Advancement and change by promoting growth strategies

The Group will continue to concentrate management resources in our three growth fields—"Automotive," "Information and Electronics," and "Recycling." Emphasizing these three fields not only in capital investments but also in R&D, we will continue to improve the Group's overall technologies including, for example, the development of electronic systems.

(c) Reinforcement of the financial structure

Under the New Medium-Term Management Plan, we will promote increasingly aggressive capital investments within operating cash flow. We will improve the equity ratio by such investments and enhance profitability.

(d) Reinforcement of corporate governance

We will improve corporate value by fulfilling our social responsibility. To do so, we will enhance corporate governance by steadily promoting CSR activities and completing the internal control system.

8. Major Business Activities of the Corporate Group (As of March 31, 2007)

The Corporate Group's business activities include the production and sales of cement and cement secondary products; refining, processing and sales of copper, gold and silver; production and sales of cemented carbide tools etc.; production and sales of aluminum beverage cans and rolled and processed aluminum; production and sales of various electronic materials and electronic components; production and sales of fuel assemblies for nuclear reactors and subcontracting in the field of nuclear fuel rod recycling. The major products and services of each business are as follows:

Business Division	Major Products and Services
Cement	Ordinary Portland cement and various other types of cements, solidification material type cement, cement processed products, fine gravel, sand, crushed stones, artificial lightweight aggregate, ready-mixed concrete etc.
Metals	Copper, gold, silver, lead, tin, zinc alloy, sulfuric acid, copper wire rod, copper cakes and billets etc.
Advanced Materials & Tools	Carbide tools, cemented carbide, corrosion-resistant alloy, heat-resistant alloy, special copper alloy, precision casting products, precision forging products, diamond- cutting tools, electric contact, small motors etc.
Aluminum	Bodies and covers for aluminum beverage cans, rolled aluminum products, processed aluminum products etc.
Electronic Materials & Components	Gold wires, sputtering targets, precision silicon products and other electronic materials; heat-conductive insulating substrates; surge absorbers, temperature sensors and other electric components; fluorine chemical products, conductive coatings, magnetic powder and other chemical products; polycrystalline silicon, columnar crystal silicon, silane gas, contact free ID systems etc.
Others	Petroleum, coal, fuel assemblies for nuclear energy power reactors, geo-thermal power generation, subcontracting of operations, design, research and surveying in the area of nuclear fuel recycling, engineering, precious metals products, jewelry, real estate agencies, real estate development, forestry, geological surveys, resource exploration, recycling of home appliances, consulting etc.

9. The Group's Major Plants and Business Offices (As of March 31, 2007)

(a) The Company

Head Office	1-5-1, Otemachi, Chiyoda-ku, Tokyo	
Plants and others	Cement	Aomori Plant, Iwate Plant, Yokoze Plant (Saitama), Higashitani Mine (Fukuoka), Kyushu Plant (Fukuoka)
	Metals	Akita Refinery, Naoshima Smelter & Refinery (Kagawa), Ikuno Plant (Hyogo), Sakai Plant (Osaka)
	Advanced Materials & Tools	Tsukuba Plant (Ibaraki), Gifu Plant, Okegawa Plant (Saitama), Iwaki Plant (Fukushima)
	Electronic Materials & Components [1]	Ceramics Plant (Saitama), Sanda Plant (Hyogo)
	Others	Geothermal & Electric Power Center (Saitama), Energy Project & Technology Center (Saitama)
Branch (office)	Sapporo Branch, Tohoku Branch (Miyagi), Tokyo Branch, Nagoya Branch, Osaka Regional Head Office, Kyushu Branch (Fukuoka)	
R&D Centers [2]	Central Research Centers (Saitama & Ibaraki)	
Offices [3 and 4]	Vancouver (Canada), Santiago (Chile), Shanghai (China), Kuala Lumpur (Malaysia), London (U.K.), Sydney (Australia)	

Note 1: Due to the merger with Mitsubishi Materials Polycrystalline Silicon Corp. on April 1, 2007, its plant was changed to the Company's Yokkaichi plant under the Electronic Materials & Components Division.

Note 2: Central Research Centers were united and renamed Central Research Institute on April 1, 2007, and is now in Ibaraki Prefecture.

Note 3: Sydney Office was established in August 1, 2006.

Note 4: Shared Service Center was reorganized to be under Head Office on March 1, 2007.

(b) Major Subsidiaries

Relevant Business Division	Company Name [1]
Cement	MCC Development Corp. (U.S.), Mitsubishi Cement Corp. (U.S.), Mitsubishi Materials Kenzai Corp. (Tokyo)
Metals	PT. Smelting (Indonesia), Sambo Copper Alloy Co., Ltd. (Osaka), Mitsubishi Shindoh Co., Ltd., (Tokyo), Onahama Smelting & Refining Co., Ltd. (Tokyo), MM Netherlands (Netherlands)
Advanced Materials & Tools	Mitsubishi Materials Tools Co., Ltd. (Tokyo), Japan New Metals Co., Ltd. (Osaka), Mitsubishi Materials Kobe Tools Co., Ltd., (Hyogo)
Aluminum	Mitsubishi Aluminum Co., Ltd. (Tokyo), Universal Can Corp. (Tokyo), Tachibana Metal Manufacturing Co., Ltd. (Osaka)
Electronic Materials & Components [2]	Mitsubishi Polycrystalline Silicon America Corp. (U.S.), Mitsubishi Materials Polycrystalline Silicon Corp. (Mie), JEMCO INC.(Akita)
Others	Ryoko Sangyo Corp. (Tokyo), Mitsubishi Materials Techno Corp., (Tokyo), Mitsubishi Materials Energy Corp. (Tokyo), Mitsubishi Nuclear Fuel Co., Ltd., (Ibaraki), Mitsubishi Materials Real Estate Corp. (Tokyo), Material-Finance Co., Ltd. (Tokyo)

Note 1: Locations within parentheses represent head office locations.

Note 2: The Company acquired Mitsubishi Materials Polycrystalline Silicon Corp. on April 1, 2007.

10. The Status of Employees (As of March 31, 2007)

(a) Status of Employees of the Corporate Group (Consolidated)

Business Division	Number of Employees [1]
Cement	3,568 (increased by 329 employees)
Metals	3,211 (Increased by 836 employees)
Advanced Materials & Tools	4,307 (Increased by 197 employees)
Aluminum	2,768 (Reduced by 44 employees)
Electronic Materials & Components	1,828 (Reduced by 809 employees)
Others	3,397 (Increased by 73 employees)
All Companies (For the whole Group)	552 (Increased by 29 employees) [2]
Total	19,631 (increased by 611 employees)

Note 1: Employee numbers within parentheses denote the change compared to the previous fiscal year end.

Note 2: Employees stated for All Companies are attached to administrative divisions that cannot be demarcated within a specified business division.

(b) The Status of Employees of the Company (Non-consolidated)

Number of Employees	Change Year on Year (persons)	Average Age	Average Years of Employment
3,848	Increased by 104	41.2	19.3

11. The State of Major Subsidiaries and Affiliates (As of March 31, 2007)

(a) The State of Major Subsidiaries

Company Name	Capital	The Company's Ownership (including indirect ownership)	Line of Business
PT Smelting	326 million U.S. dollars [1]	60.5 %	Sales and production of electrolytic copper in Indonesia
MM Netherlands Corp	30 million U.S. dollars [1]	100.0	Investments in Chili domestic copper mine business
Onahama Smelting & Refining Co., Ltd.	6,999 million yen [2]	50.0 [2]	Sales and production of electrolytic copper
Sambo Copper Alloy Co., Ltd.	2,550 million yen	62.4	Sales and processing of copper and copper alloy
Japan New Metals Co., Ltd.	500 million yen	100.0	Sales and production of tungsten, molybdenum and other powders
Mitsubishi Cement Corp.	70 million U.S. dollars [1]	67.0	Sales and production of cement in the south-west area of the U.S.
MCC Development Corp.	64 million U.S. dollars [1]	70.0	Investment in the American domestic ready-mixed concrete business
Mitsubishi Polycrystalline Silicon America Corp.,	328 million U.S. dollars [1]	100.0	Sales and production of polycrystalline silicon for semiconductors in the southern part of the U.S.
Material-Finance Co., Ltd.	30 million yen	100.0	Financing the Company and its affiliates
Mitsubishi Aluminum Co., Ltd.	8,196 million yen	76.0	Sales and production of rolled and processed aluminum products
Mitsubishi Nuclear Fuel Co., Ltd.	3,000 million yen	66.0	Sales and production of nuclear fuel
Mitsubishi Shindoh Co., Ltd.	8,713 million yen [3]	51.0 [3]	Sales and processing of copper and copper alloy
Mitsubishi Materials Energy Corp.	490 million yen	100.0	Sales of oil, coal and other fossil fuels
Mitsubishi Materials Kenzai Corp.	2,950 million yen	78.0	Sales and production of cement processed products
Mitsubishi Materials Tools Co., Ltd.	100 million yen	100.0	Sales of carbide tools
Mitsubishi Materials Techno Corp.	1,042 million yen	100.0	Sales and production of industrial machinery, facility construction and civil engineering
Mitsubishi Material Real Estate Corp.	4,500 million yen	100.0	Sales of real estate and leasing business
Universal Can Corp.	8,000 million yen	80.0	Sales and production of aluminum beverage cans

Ryoko Sangyo Co., Ltd.	393 million yen	67.8	Sales of Company products and non-ferrous metallic products

Note 1: Denotes paid-up capital.

Note 2: Onahama Smelting & Refining Co., Ltd. increased capital from 6,000 million yen to 6,999 million yen through the allocation of new shares to a third party undertaken by the Company and others in July 2006. As a result, the Company's capital participation increased from 49.29% to 50.03%.

Note 3: Through the takeover bid for stocks of Mitsubishi Shindoh Co., Ltd. in July 2006, the Company's capital participation increased from 34.4% to 51.0%. As a result, Mitsubishi Shindoh Co., Ltd. became a subsidiary of the Company in September 2006.

(b) State of Major Affiliates

Company Name	Capital	The Company's Ownership (including indirect ownership)	Line of Business
Ube-Mitsubishi Cement Corporation	8,000 million yen	50.0 %	Sales of cement and cement related products
Kobelco & Materials Copper Tube Ltd.	6,000 million yen	45.0	Production and sales of copper tubes and fabricated copper tubes
SUMCO Corporation	114,107 million yen [1)	28.2	Production and sales of silicon wafers for semiconductors
P.S. Mitsubishi Construction Co., Ltd.	4,218 million yen	41.3	Pre-stressed concrete works, civil engineering and sales of concrete products
Mitsubishi Cable Industries, Ltd.	19,278 million yen [2)	36.7 Note 2	Production and sales of optical and electronic components and power and communication cables
Plansee Mitsubishi Materials Global Sinter Holding S.A	5 million Euro [3)	50.0	Investments in powder metallurgy products business in Japan, Europe and North America

Note 1: SUMCO Corporation increased its capital from 82,173 million yen to 114,107 million yen through share offering and issuance of new shares in November 2006. As a result, the Company's capital participation decreased from 30.0% to 28.2%.

Note 2: Mitsubishi Cable Industries Co., Ltd. increased its capital from 17,278 million yen to 19,278 million yen through the allocation of new shares to a third party undertaken by the Company in July 2006. As a result, the Company's capital participation increased from 29.2% to 36.5%.

Note 3: Denotes paid-up capital.

12. The Corporate Group's Major Lenders (As of March 31, 2007)

Major Lenders	Borrowed Amount (Million Yen)	Company Shares held by the Lender	
		Held Shares (Thousand)	Capital Participation Ratio (%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	117,197	36,134	2.9
Mitsubishi UFJ Trust and Banking Corporation	77,541	15,555	1.2
Mizuho Corporate Bank, Ltd.	45,567	3,000	0.2
The Norinchukin Bank	23,978	5,001	0.4
Japan Bank for International Cooperation	20,291	-	-

Note: The capital participation ratio is calculated after deducting the treasure stock (3,263,045 shares)

Article 48. Articles Concerning Stocks (As of March 31, 2007)

1. The total number of authorized shares: 2,683,162,000 (no change compared to the previous fiscal year).

2. The total number of issued shares: 1,252,092,486 (an increase of 104,174,565 compared to the previous fiscal year).

Note 1: The total number of share issued increased 51,321,724 upon the exercise of new share subscription rights of the Euro-Yen based convertible bonds due 2007.

Note 2: The total number of share issued increased 52,852,841 upon the exercise of new share subscription rights of the Euro-Yen based convertible bonds due 2009.

3. Number of shareholders: 161,848 (an increase of 986 compared to the previous fiscal year). Number of shareholders with voting rights: 130,410 (an increase of 1,902 compared to the previous fiscal year).

4. Major Shareholders

Shareholders	Investment in the Company	
	Number of shares held (Thousand)	Percentage of shareholding (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	78,983	6.3
Japan Trustee Service Bank, Ltd. (Trust account)	74,606	6.0
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,134	2.9
Meiji Yasuda Life Insurance Co.	29,047	2.3
Japan Trustee Services Bank, Ltd. (Trust account 4)	28,480	2.3
Mitsubishi UFJ Trust and Banking Corporation	15,555	1.2
Kaihatsu Industry Co.	14,296	1.1
Nippon Life Insurance Co.	12,888	1.0
Mitsubishi Heavy Industries, Ltd.	12,328	1.0
Mitsubishi Estate Co., Ltd.	11,640	0.9

Note: Percentage of shareholding is calculated after deducting the treasury stock (3,263,045 shares)

[Translation]

Article 49. Articles Concerning the Company's Executives

1. Directors and Corporate Auditors (As of March 31, 2007)

Title	Name	Position and Responsibilities	Representation of other companies
Representative Director President	Akihiko Ide	responsible for: General Operations of the Company	
Representative Director Executive Vice President	Tsuneo Katsuki	Assistant to the President CCO (Chief CSR Officer) responsible for: Business Structure Reform; CSR; Recourse & Environmental Business; Overseas Business; Civil Engineering and Construction Business	
Representative Director Executive Vice President	Haruhiko Asao	Assistant to the President CTO (Chief Technology Officer) responsible for: Corporate Production Engineering; Corporate Technology & Development; Rolled Copper Business; Energy Business; *Shimokita*-Waste Disposal Business	
Representative Director Executive Vice President	Hiroshi Yao	Assistant to the President responsible for: Aluminum Business; Aluminum Cans Business	President, Universal Can Corporation
Representative Director Managing Director	Hiroo Kiyokawa	Assistant to the President CIO (Chief Intelligent System Officer) responsible for: Personnel Affairs; Information System; Shared Services; Affiliated Corporations Div.	Senior Managing Director, Ryou-Kuu Resort Development Co., Ltd.
Representative Director Managing Director	Hisayoshi Honma	Assistant to the President CPO (Chief Procurement Officer) responsible for: Corporate Marketing; Procurement & Logistics; Electronic Materials & Components Business; Powder Metallurgy Products Business	
Representative Director Managing Director	Yoichi Taguchi	Assistant to the President CGO (Chief Green Officer) responsible for: Car Electronics System Business; Corporate Strategy; Legal & General Affaires; Corporate Communications & IR; Environment Management	
Representative Director Managing Director	Hiroshi Kanemoto	Assistant to the President CFO (Chief Financial Officer) responsible for: Internal Audit; Finance & Accounting; Improvement of Costs of the Head Office	President, Materials Finance Co., Ltd.
Director Executive Adviser	Akira Nishikawa		
Director	Yukio Okamoto		Representative Director,

Title	Name	Position and Responsibilities	Representation of other companies
			Okamoto Associates Inc. Managing Director, Pacifica Neo Ventures, LLC
Corporate Auditor (Standing)	Yoshimitsu Moriya		
Corporate Auditor (Standing)	Yoshio Fujiwara		
Corporate Auditor (Standing)	Nobuaki Naito		
Corporate Auditor	Akio Utsumi		Chairman, Mitsubishi UFJ Trust and Banking Corporation

Note 1: Mr. Yukio Okamoto is an Outside Director as stipulated in Article 2, Clause 15 of the Corporation Law.

Note 2: Mr. Yoshimitsu Moriya and Mr. Akio Utsumi are Outside Corporate Auditors as stipulated in Article 2, Clause 16 of the Corporation Law.

Note 3: Mr. Yoshimitsu Moriya is experienced as a manager in the banking sector and is very knowledgeable in finance and accounting.

Note 4: Mr. Nobuaki Naito is an ex-Director responsible for the Company's finance and accounting and is very knowledgeable in finance and accounting.

Note 5: Mr. Akio Utsumi is experienced as a manager in the banking sector and is very knowledgeable in finance and accounting.

Note 6: In addition to the above-mentioned, Directors and Corporate Auditors who hold concurrent offices in other companies are as follows;

Name	Name of the Company of Concurrent Office	Nature of the Concurrent Position
Tsuneo Katsuki	P.S. Mitsubishi Construction Co., Ltd.	Director
Haruhiko Asao	Mitsubishi Shindoh Co., Ltd.	Corporate Auditor
Hiroo Kiyokawa	CO-OP Chemical Co., Ltd.	Director
Yoichi Taguchi	SUMCO Corporation	Director
Akira Nishikawa	Sakai Chemical Industry Co., Ltd.	Director
Yukio Okamoto	Asahi Breweries, Ltd. Mitsubishi Motors Corporation	Director Corporate Auditor

Note 7: The Directors and Corporate Auditors who have resigned during the 82nd fiscal year are as follows. (Date of Resignation: June 29, 2006)

Representative Director and Executive Vice President, Mr. Koichi Kitamura

[Translation]

Corporate Auditor (Standing), Mr. Kuniyasu Sakakibara

Corporate Auditor, Mr. Toyoshi Nakano

(Reference) The following Executive Officers have assumed office as of April 1, 2007.

Title	Name	Position and Responsibilities
Senior Executive Officer	Michio Fujita	President, Cement Company
Senior Executive Officer	Fumio Shimada	President, Advanced Materials & Tools Company
Senior Executive Officer	Toshinori Kato	President, Metals Company
Senior Executive Officer	Makoto Miki	General Manager, Personnel Div., and responsible for the Precious Metal Business
Senior Executive Officer	Hironori Yoshimura	Assistant to the Director responsible for Corporate Technology & Development Vice President, Advanced Materials & Tools Company
Senior Executive Officer	Mayuki Hashimoto	President, Electronic Materials & Components Company
Senior Executive Officer	Yukio Ono	General Manager, Energy Business Div.
Executive Officer	Toshio Hiratsuka	General Manager, Procurement & Logistics Div.
Executive Officer	Yoshio Akiyama	General Manager, Resources & Environmental Business Div.
Executive Officer	Motohiko Masunaga	General Manager, Kyushu Plant
Executive Officer	Tadatoshi Teruyama	Vice President, Cement Company Managing Director, Ube-Mitsubishi Cement Corporation
Executive Officer	Shuichi Daigo	General Manager, Osaka Regional Head Office
Executive Officer	Yutaka Koshiba	Vice President, Metals Company
Executive Officer	Kimball McCloud	President, Mitsubishi Cement Corp. President, MCC Development Corp.
Executive Officer	Yukimasa Endo	General Manager, Aomori Plant
Executive Officer	Masanori Hirayama	General Manager, Overseas Dept., Cement Company
Executive Officer	Noboru Yonezawa	Vice President, Advanced Materials & Tools Company
Executive Officer	Takeshi Itaba	General Manager, Gifu Plant
Executive Officer	Naoki Uchiyama	Vice President, Electronic Materials & Components Company
Executive Officer	Hideaki Yoshida	General Manager, Corporate Technology & Development Div.
Executive Officer	Yoshiaki Inaba	General Manager, Corporate Production Engineering Div.
Executive Officer	Masayuki Minagawa	General Manager, Information Systems Div.
Executive Officer	Akira Takeuchi	General Manager, Legal & General Affairs Div.

2. Directors and Corporate Auditors' Remunerations

The amount of remuneration paid to Directors and Corporate Auditors in the 82nd fiscal year is as follows:

Position	Number of Directors/Corporate Auditors	Remuneration
Directors (of which Outside Directors)	10 Directors (1 Outside Director)	547 million yen (22 million yen)
Corporate Auditors (of which Outside Corporate Auditors)	4 Corporate Auditors (2 Outside Corporate Auditors)	122 million yen (57 million yen)

Note 1: "Remuneration" is the total amount of remuneration paid to officers holding office from June 30, 2006, bonuses to be paid in the following fiscal year (except for Outside Directors and Corporate Auditors) and transfer to the reserve for retirement allowances for officers.

Note 2: The remuneration of Directors should be less than 35 million yen per month, excluding the monthly salary paid for service as employees, according to a resolution of the 80th Ordinary General Meeting of Shareholders held on June 29, 2005.

Note 3: The remuneration of Corporate Auditors should be less than 12 million yen per month, according to a resolution of the 65th Ordinary General Meeting of Shareholders held on June 28, 1990.

Note 4: The bonuses of Directors except Outside Directors should be less than 170 million yen per year, according to a resolution of the 81st Ordinary General Meeting of Shareholders held on June 29, 2006. The actual amount is computed by taking into consideration the consolidated net income and consolidated ordinary income of the concerned fiscal year.

Note 5: Based on the resolution of the Meeting of the Board of Directors held on May 10, 2007, the Company will abolish the retirement allowance system for Directors and Corporate Auditors upon the closing of the 82nd Ordinary General Meeting of Shareholders held on June 28, 2007. Subject to approval of the proposal "Granting of retirement allowances to the retiring Director and Corporate Auditor and payment of accrued benefits following the abolition of the retirement allowance system" at said Meeting, the Company plans to pay the total amount of 482 million yen to ten Directors (including 15 million yen to one Outside Director), and the total amount of 120 million yen to four Corporate Auditors (including 65 million yen to two Outside Corporate Auditors) at the time of their retirement.

3. The State of Concurrent Offices Held by Outside Directors (As of March 31, 2007)

Status Classification	Name	Nature of Concurrent Office and Place of Work
Outside Director	Yukio Okamoto [1]	Representative Director, Okamoto Associates Inc. Managing Director, Pacifica Neo Ventures Corp. Outside Corporate Director, Asahi Breweries Ltd., Outside Corporate Auditor, Mitsubishi Motors Corp.
Outside Corporate Auditor	Yoshimitsu Moriya	Outside Corporate Auditor, Universal Can Corp.
Outside Corporate Auditor	Akio Utsumi [2)]	Chairman of board of directors (Representative Director), Mitsubishi UFJ Trust and Banking Corporation

Note 1: Mr. Yukio Okamoto, Outside Director, holds a concurrent office as a representative director of Okamoto Associates Inc. However, this company does not conduct any significant business with the Company. He also holds concurrent office as a managing director at Pacifica Neo Ventures Corp. and the Company is investing in the Pacifica Fund One LP managed by the same company.

Note 2: Mr. Akio Utsumi, Outside Corporate Auditor, holds a concurrent office as the Chairman of the board of directors (Representative Director) at the Mitsubishi UFJ Trust and Banking Corporation. The Company is borrowing from said bank, which is a major shareholder of the Company.

4. Major Activities of Outside Directors and Corporate Auditors (As of March 31, 2007)

Status Classification	Name	Major Activities
Outside Director	Yukio Okamoto	Mr. Okamoto participated in 14 out of the 15 Meetings of Board of Directors during the 82nd fiscal year. Mr. Okamoto provides well-informed opinions concerning general management as a Director, and when necessary provides well-informed opinions on international affairs as an informed specialist on international matters.
Outside Corporate Auditor	Yoshimitsu Moriya	Mr. Moriya participated in all 15 Meetings of the Board of Directors and all 10 meetings of the Board of Corporate Auditors during the 82nd fiscal year. Mr. Moriya provides good judgment on all matters concerning general management as a Corporate Auditor, based on his abundant experience as a manager of financial business.
Outside Corporate Auditor	Akio Utsumi	Mr. Utsumi participated in 11 out of the 12 Meetings of the Board of Directors and all 8 Meetings of Board of Corporate Auditors during the 82nd fiscal year, since he assumed office in June 29, 2006. Mr. Utsumi provides good judgment on all matters of general management as a Corporate Auditor based on his abundant experience as a manager of financial business.

Note: Regarding the sale of OAP Residence Tower within the Osaka Amenity Park, the Company received an order to stop its real estate business for two weeks from Tokyo Metropolis in June 12, 2006 in accordance with the Buildings Lots and Building Transaction Business Law. However, none of the Outside Directors and Outside Corporate Auditors was involved with the sales of the estate.

Board Members are making efforts to prevent this kind of circumstance from happening from the viewpoint of improving the Group corporate governance.

5. Outline of the Limited Liability Agreement

To promote invitation of good talents to the Board of Directors or Corporate Auditors, the Company's Articles of Incorporation provide that the Company may close limited liability agreements with Outside Directors and Outside Corporate Auditors, pursuant to Article 427, Paragraph 1 of the Corporation Law. According to these provisions, the Company holds such agreement with one Outside Director and two Outside Corporate Auditors. The outline of the agreement is as follows:

(a) Limited Liability Agreement with Outside Directors

Concerning the liability provided for in Article 423, Clause 1 of the Corporation Law, Outside Director shall bear the liability for damages up to the amount as stipulated in Article 425, Clause 1 of the Corporation Law, as long as the Outside Director performed its duties in good faith and without gross negligence. The Outside Director is indemnified for any excess amount.

(b) Limited Liability Agreement with Outside Corporate Auditors

Concerning the liability provided for in Article 423, Clause 1 of the Corporation Law, Outside Corporate Auditor shall bear the liability for damages up to the amount as stipulated in Article 425, Clause 1 of the Corporation Law, as long as the Outside Corporate Auditor performed its duties in good faith and without gross negligence. The Outside Corporate Auditor is indemnified for any excess amount.

Article 50. Articles Concerning the Accounting Auditor

1. Name of the Accounting Auditor: KMPG AZSA & Co.

2. Remuneration

The remuneration of the Accounting Auditor for the 82nd consolidated fiscal year is as follows:

Content of the Remuneration	Amount
(a) Remuneration that the Company should pay for the service as Accounting Auditor	75 million yen
(b) Money and total amount of earning on assets and others that the Company and its subsidiaries should pay, including the above (a)	346 million yen

Note 1: The Company's auditing agreement with the Accounting Auditor does not subdivide the amount of remuneration into that attributable to the Securities and Exchange Law and that attributable to the Corporation Law. In reality, it is impossible to subdivide the two. Therefore the amount in (a) includes auditing remuneration based on the Securities and Exchange Law.

Note 2: Among the major subsidiaries of the Company, PT Smelting of Indonesia, Mitsubishi Cement Corp., MCC Development Corp., Mitsubishi Polycrystalline Silicon America Corp., Mitsubishi Nuclear Fuel Co., Ltd., use the services of auditing corporations (including auditors who have the appropriate auditing qualifications abroad) other than KMPG AZSA & Co. for auditing of their accounting documents as provided for in the Corporation Law, the Securities and Exchange Law and their equivalent laws in the relevant countries.

3. Content of Non-Auditing Duties

The Company subcontracts to the Accounting Auditor duties (non-auditing duties) that are other than the duties of Clause 1, Article 2, of the Certified Accounting Law, including "Advice concerning internal control assessment relevant to financial reporting".

4. Policy on Non-reappointment or Dismissal of the Accounting Auditor

In addition to dismissal of Accounting Auditor by a resolution of the Board of Corporate Auditors as stipulated in Article 340 of the Corporation Law, the Company may propose not to reappoint or to dismiss the Accounting Auditor to the General Meeting of Shareholders upon the consent or request of the Board of Corporate Auditors, if it is regarded as difficult for the Accounting Auditor to execute its duties in an appropriate manner.

Article 51. Systems to Ensure Execution of Duties by Directors in Conformity with Laws and the Articles of Incorporation and Other Systems to Secure Appropriate Business Operations

The Company's policy is as follows:

1. Systems to Ensure Execution of Duties by Directors and Employees in Conformity with Laws and the Articles of Incorporation

   (a) The Company shall determine the code of the conduct and internal regulations that should be observed by the directors and employees and establish corporate ethics and a compliance system.

(b) The Company shall determine execution of duties through the Board of Directors, Corporate Strategy Committee and other committees in accordance with laws, the Articles of Incorporation, and internal regulations and policies. In addition, the legal department and the relative department shall carry out the preliminary review of certain relevant articles.

(c) The Company shall determine the general policies and plans, etc., concerning compliance at the Meetings of the Board of Directors. In addition, the Company shall appoint the director who is in charge of compliance and establish a division responsible for compliance and a committee for CSR (Company Social Responsibilities) to promote cross-divisional compliance activities (including internal education) for the whole Company.

(d) The Company shall establish an information liaison desk to deal with particulars related to problems that may arise over compliance.

(e) The Company shall enforce periodical auditing concerning the state of compliance in each division based on internal auditing by the division in charge.

2. Systems for Preservation and Management of Information Related to the Execution of Duties of Directors

The Company shall properly preserve and manage the minutes of the meetings of the Board of Directors and the Corporate Strategy Committee and other significant information, in accordance with applicable laws, the Articles of Incorporation, internal regulations and policies.

3. Regulations and Other Systems Concerning the Risk Management

(a) The Company shall enforce strict management of significant matters through the Board of Directors, Corporate Strategy Committee, and other decision-making bodies, in accordance with applicable laws, the Articles of Incorporation, internal regulations and policies. In addition, the Company shall carry out preliminary review of significant matters by legal and other related department according to internal regulations and policies in order to identify risks and prevent risk elicitation.

(b) The Company shall determine the regulations, policies, and plans related to risk management in general at the Meetings of the Board of Directors. In addition, the Company shall appoint the Director in charge of risk management and establish a committee for CSR and a division responsible for risk management to promote cross-sectional risk management activities for the whole company.

(c) The Company shall establish and properly manage internal regulations and policies for individual risks, including information leakage risk, credit transaction risk and financial transaction risk.

(d) The Company shall enforce suitable management based on the legislation and ordinances concerning work-related accidents.

(e) The Company shall build a communication system with the aim of preventing damage from accidents on a massive scale, natural disasters or terrorism, and establish an organization to respond to such events.

(f) The Company shall enforce periodical auditing concerning the state of risk management in each division by the division in charge of internal audit.

4. Systems to Ensure Efficient Execution of Duties by Directors

(a) The Company shall determine rationally the areas of responsibility of each of the Directors and let the Executive Officers assist the Directors in their execution of duties in accordance with the

executive officers system. In addition, the Company shall determine the areas of responsibility and authority of each division and body in accordance with the internal regulations and policies.

(b) The Board of Directors shall determine the management plan and allocate suitable management resources and authority among the various divisions to achieve the plan. In addition, the Directors shall verify the progress of the plan at each division as the occasion demands and take appropriate measures when necessary.

(c) The Company shall enforce periodic inspection concerning the efficiency of the execution of duties of each division by the division in charge of internal audit.

5. Systems to Ensure Appropriate Operations of the Corporate Group Consisting of the Company and its Parent Company and Subsidiaries

(a) The Company shall aim at establishing corporate ethics, and build a compliance system and risk management system (including an internal education system) by letting each subsidiary enact regulations and policies identical to the Company's code of conduct and regulations for compliance and risk management.

(b) The Company shall provide a contact for each subsidiary so that the contacts discuss and exchange information with the subsidiaries over certain significant matters to improve the efficiency and soundness of management for the subsidiaries and the whole Group.

(c) The Company shall exchange necessary information with the subsidiaries listed on the Stock Exchange to ensure the efficiency of consolidated management of the Group. The Company shall also enhance the internal control systems of these subsidiaries, while respecting their autonomy and independence.

(d) In addition to the 1, 2 and 3 above, the Company shall enforce periodic inspection concerning the efficiency of management, risk management and compliance of each subsidiary by the division in charge of internal audit of the Company.

6. Particulars Concerning Employees Assigned to Assist Corporate Auditors and Such Employees' Independence from Directors

The Company shall establish a division to support the operations of the Corporate Auditors and place full-time employees. In addition, the Company shall obtain the consent of the Board of Corporate Auditors concerning transfer of each of the employees and consult with the Board of Corporate Auditors concerning assessment and evaluation of them.

7. Systems for Directors' and Employees' Reporting to Corporate Auditors

In the event that they find a fact that might cause considerable damage to the Company in the course of carrying out their duties or a fact that is regarded to have a significant impact on the Company, the Directors and employees shall swiftly report that to the Corporate Auditors or the Board of Corporate Auditors in an appropriate manner as stipulated in applicable laws and internal regulations of the Company. The same shall apply when Corporate Auditors request them to report on the operations they conduct.

8. Other Systems to Ensure Efficient Auditing by Corporate Auditors

(a) Corporate Auditors and representative Directors shall exchange their opinions periodically and at any time when deemed necessary.

(b) Corporate Auditors shall be provided with the opportunity to attend the meetings of the Board of Directors and other significant meetings of the Company.

[Translation]

Article 52. Fundamental Policy Concerning the Control of the Company

1. Content of the Fundamental Policy

As a general rule, the Company believes that the shareholders of the Company should be decided through free market transactions in Company stocks, since the Company is listed on the Stock Exchange. The Board of Directors would not categorically deny an acquisition of shares, even in the case of a large acquisition, if the party carrying out such acquisition is properly aware of the Company's business operations taking into account its value to the society and contributes to ensure and enhance the Company's corporate value and the common interests of the shareholders. As a matter of course, the Company believes that the decision to accept or decline a proposal for a Large-Scale Acquisition of shares should be ultimately left to the individual shareholders of the Company.

However, there are several Large-Scale Acquisitions that do not contribute to the corporate value of a target company or the common interests of the shareholders, including (i) those that obviously harm the corporate value and the common interests of the shareholders, (ii) those that essentially force shareholders to sell their shares, (iii) those that do not provide adequate time and information for the target company's board of directors to submit an alternative proposal, and (iv) those that require the target company to negotiate with the Acquirer to procure more advantageous terms for the shareholders than those presented by the Acquirer. In addition, unless the party carrying out a Large-Scale Acquisition of the Company's shares is properly aware of the Company's management environment, understands the sources of its corporate value and the common interests of the shareholders, and aims to ensure and enhance these factors in the medium to long term, the Company's corporate value and the common interests of the shareholders will be harmed.

As described above, the Company believes that parties carrying out Large-Scale Acquisition that may harm the Company's corporate values and the common interests of the shareholders are not suitable as the party controlling decisions on the Company's finance and operating policies. According to the above assessment, the Board of Directors shall secure the necessary time and information for the shareholders to assess whether the acquisition is appropriate in the event of Large-Scale Acquisition of the share of the company to deter acquisitions that conflict with the Company's corporate values and common interests of the shareholders. This will allow the management to negotiate with potential Acquirers on behalf of the shareholders.

2. Activities for Realization of the Fundamental Policy and Activities to Prevent Inappropriate Control

The Company has been developing its various businesses by utilizing technologies accumulated through the Company's original metal and coal mining business to form an integrated-business company conducting four core businesses, namely cement, copper, tools, and electronic materials, as well as the energy, precious metals, aluminum and environment and recycling businesses. The Company has a fundamental corporate philosophy of contribution to society through its various business activities, and has made consistent efforts to create an affluent society through the supply of basic materials indispensable to people's lives as a comprehensive basic materials maker, as well as seeking to reduce environmental impact and establish a resource-recycling social system. In addition, the Company is determined to continue endeavoring to ensure and enhance its corporate value and the common interests of the shareholders not only through developing its business activities, but also by gaining additional trust from its stakeholders such as shareholders, employees, customers, local communities, suppliers and many other related parties, while maintaining a harmonious coexistence with society.

In this environment, the Company is realizing the advantage of integrated-business management to attain the stabilization of financial structures and is endeavoring to establish the growth base to achieve victory in its principal occupation. From April 2007, in conformity with the above mentioned "(7) Issues that the Corporate Group should Tackle" under "1- Particulars Concerning the State of the Group", the Company shall grapple with the implementation of the various policies under the New Medium-Term Management Plan "Break-through 1000 -- Aiming to Become a Company with 100 Billion yen in Ordinary Income" for three fiscal years for a period from fiscal 2007 to fiscal 2009.

The Company, in conformity with the corporate credo and the various policies, continues to pursue the maximization of the Company's corporate value and the common interests of the shareholders. However, as we have already mentioned above, it may not be possible to ignore the potential of Large-Scale Acquisitions by third

parties that may harm the corporate values and the common interests of the shareholders. Therefore, the Board of Directors has introduced a resolution (Introduction of Countermeasures to Large-Scale Acquisition of the Company's Shares, (Takeover Defense Measures), hereinafter called "The Plan") at the Meeting of the Board of Directors held on the April 27, 2007, which was published as a framework to prevent inappropriate management. However, with respect to the introduction of the Plan, in the event that it is not approved by shareholders at the 82nd Ordinary General Meeting of Shareholders of the Company to be held in June 28, 2007, we shall rescind it immediately.

The Outline of the Plan is as follows:

(a) Fundamental Policy of the Plan

For the purpose of ensuring and enhancing the corporate value of the Company and the common interests of the shareholders, the Company sets out its takeover defense measures to implement specific measures to be complied with by a party carrying out or who plans to carry out Large-Scale Acquisition of the Company shares and warn them in advance that the Company may implement countermeasures, and certain circumstances, will make protective measures against the acquisition.

(b) Plan Details

(i) Targeted Large-Scale Acquisitions

The Plan will apply in cases where there is an acquisition of share certificates, or the like of the Company that falls under a. or b. below or any similar action (excluding where the Board of Directors approves in advance; such act is referred to as a "Large-Scale Acquisition"). Any party carrying out or proposing a Large-Scale Acquisition (the "Acquirer") must comply with procedures predetermined in the Plan.

(1) An acquisition that would result in the holding ratio of share certificates, etc., of a holder amounting to 20% or more of the share certificates, etc. issued by the Company

(2) A tender offer that would result in the ownership ratio of share certificates, etc., of the share certificate relating to the tender offer, and the owning ratio of share certificates, etc. of a person having a special relationship totaling at least 20% of the share certificates, etc. issued by the Company.

(ii) Prior Submission of Letter of Intent to the Company

Unless otherwise determined by the Board of Directors, before effecting the Large-Scale Acquisition, the Company will require any Acquirer conducting a Large-Scale Acquisition to submit to the Board of Directors a written undertaking in the form prescribed by the Company that the Acquirer will, upon the Large-Scale Acquisition, comply with the procedures set out in the Plan ("Letter of Intent").

(iii) Provision of Information

When the Acquirer submits the Letter of Intent, the Company will require the Acquirer to submit to the Company information necessary and appropriate for the Company's shareholders to consider the Large-Scale Acquisition ("Essential Information") in accordance with the following procedures.

The outline of Essential Information is as follows;

(1) Details of the Acquirer and its group

(2) The purpose of the Large-Scale Acquisition

(3) The basis for the calculation of the value of the Large-Scale Acquisition

(4) Financial support for the Large-Scale Acquisition

(5) Existence of communication (expression of intent) with any third party upon the Large-Scale Acquisition

(6) Lease agreements, etc, concerning the share certificates, etc. of the Company already held by the Acquirer

(7) Scheduled agreement between a third parties for the mortgage agreements etc. or any other agreements concerning the share certificates, etc. of the Company that the Acquirer intends to acquire upon Large-Scale Acquisition.

(8) Post-acquisition management policy, etc., for the Company and the Company group

(9) Post-acquisition policies dealing with the Company's employees and other stakeholders in the Company

(10) Specific measures to avoid any conflict of interests with other shareholders in the Company

(iv) Insuring the assessment period

After receiving the provided information concerning Large-Scale Acquisition, the Board of Directors will establish a period of either a. or b. below for evaluation, review, negotiation, opinion forming and alternative plan preparation by the Board of Directors.

(1) 60 days, in case of a tender offer of all the shares of the Company where the consideration is paid in cash (yen) only.

(2) 90 days in any other Large-Scale Acquisition

(v) Recommendations from the Independent Committee

Concerning the triggering of the countermeasures, the Company will receive the recommendation from the Independent Committee composed of members independent from the management of the Company to prevent arbitrary assessment by the Board of Directors of the Company.

(vi) Event of the triggering countermeasures

The Board of Directors will receive the implementation recommendations from the Independent Committees for the reason that the Acquirer did not comply with the procedures stipulated in the Plan or other reasons. Then the Board of Directors may reach a decision on the triggering countermeasures with utmost respect to the Independent Committee's recommendation.

The Company will, in principle, implement gratis allotment of stock acquisition rights for the countermeasures.

3. The Framework of the Above (2), along with the Fundamental Policy of the above (1), Does Not Harm the Common Interests of the Shareholders or Aim to Maintain the Status of Company's Officers

The Board of Directors has concluded, for the reasons mentioned below, that the framework mentioned in (2) above is in line with the fundamental policy of (1) above, and does not harm the common interests of the shareholders or aim to maintain the status of the officers of the Company.

(a) Fully satisfying the requirements of the Guidelines for Takeover Defense Measures

The Plan fully satisfies the three principles set out in the Guidelines Regarding Takeover Defense Measures for the Purposes of Ensuring and Enhancing Corporate Value and Shareholders' Common Interests released by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005, namely, the principle of ensuring and enhancing corporate value and shareholders' common interests, the principle of prior disclosure and shareholders' intent, and the principle of ensuring necessity and appropriateness.

(b) Introduction for the purpose of ensuring and enhancing the corporate value of the Company and the common interests of the shareholders

As described in section (2) above, the Plan is being introduced to ensure and enhance the corporate value of the Company and the common interests of the shareholders. This includes allowing shareholders to decide whether or not to accept a proposal for a Large-Scale Acquisition, securing for the Board of Directors the information and time necessary to submit an alternative proposal, and to negotiate with the Acquirer in the interests of the shareholders in the event of a Large-Scale Acquisition of the Company's shares.

(c) Respect of the intent of shareholders

The Plan has been introduced by the resolution of the Meeting of the Board of Directors held on April 27, 2007. However, the introduction of the Plan will be submitted to the 82nd Ordinary General Meeting of Shareholders to be held on June 28, 2007 in order to confirm the shareholders' intent. If the Meeting of Shareholders above disapproves the introduction of the Plan, the Board of Directors will abolish the Plan immediately.

The Plan will be effective until the closing of the 85th Ordinary General Meeting of shareholders of the Company to be held in June 2010. Even before the expiration of the effective period, if (i) a general meeting of shareholders of the Company passes a resolution to abolish the Plan, or (ii) the Board of Directors passes a resolution to abolish the Plan, the Plan shall be abolished immediately. In addition, as the term of office of the Company's Directors is one year, the shareholders' intent may be reflected through the election of the Company's Directors. Accordingly, the introduction and abolition of the Plan fully reflects the shareholders' intent.

(d) Emphasis on the decisions of highly independent outside parties and information disclosure

In introducing the Plan, the Company will establish the Independent Committee as an organization that will make objective resolutions and recommendations to the Board of Directors on the operation of the Plan, including triggering the countermeasures, in order to eliminate arbitrary decisions by the Board of Directors.

The Independent Committee is composed of three or more members elected from (i) Outside Directors of the Company, (ii) Outside Corporate Auditors of the Company, or (iii) outside experts (including experienced corporate managers, former bureaucrats, attorneys-at-law, certified public accountants, and academic experts) and is independent from the management of the Company.

The Company will disclose the outline of decisions by the Independent Committee to shareholders as necessary and ensure a structure of operation of the Plan in order to contribute to the corporate value of the Company and the common interests of the shareholders.

(e) Establishment of reasonable, objective requirements for triggering

The Plan is established so that it will not be triggered unless reasonable and objective requirements have been satisfied, and ensures a structure to eliminate arbitrary triggering by the Board of Directors.

(f) No dead-hand takeover defense measures

The Plan is designed in a way that it may be abolished at any time by the Board of Directors composed of Directors elected at the Company's general meeting of shareholders. Therefore, the Plan is not a dead-hand takeover defense measure (takeover defense measures in which even if a majority of the members of the Board of Directors is replaced, the implementation of the measures cannot be stopped).

--- End ---

We have omitted the last fraction of the amounts and the number of shares mentioned above in this Business Report. In addition, we have rounded off the ratios to the last decimal place.

[Translation]

Balance Sheet

(As of March 31, 2007)

(millions of yen)

Item	Amount
[ASSETS]	
Current Assets	**344,287**
Cash and cash equivalents	18,026
Trade Notes receivable	4,608
Accounts receivable	109,480
Merchandise	765
Products	17,024
Semi-products and work-in-process	41,533
Raw materials	25,432
Progress payment	2,655
Supplies	6,107
Advance payment	4,856
Prepaid expenses	824
Short-term loans receivables	2,463
Other receivables	16,182
Gold bullion loaned	48,253
Deferred income taxes	3,823
Other	45,430
Allowance for doubtful accounts	(3,181)
Fixed Assets	**779,772**
Property, Plant and Equipment	**308,053**
Buildings	68,592
Structures	20,997
Machinery and equipment	58,669
Vessels	2
Vehicles and delivery equipment	80
Tools, furniture and fixtures	2,382
Land	144,232
Construction in progress	11,956
Forest and timber	1,140
Intangible Assets	**2,434**
Mining rights	590
Software	1,407
Other	437
Investment and Long-Term Receivables	**469,284**
Investments in securities	157,801
Securities of subsidiaries and affiliates	299,942
Bods of subsidiaries and affiliates	4
Investments	97
Investments in subsidiaries and affiliates	6,437
Long-term receivables	541
Long-term loans to subsidiaries and	9,452
affiliates	8,694
Other	(6,906)
Reserve for loss on investments of	(6,782)
affiliates	
Allowance for doubtful accounts	
Total Assets	**1,124,059**

Item	Amount
[LIABILITIES]	
Current Liabilities	**492,932**
Trade Notes payable	1,499
Accounts payable	61,008
Short-term bank loans	187,841
Commercial Paper	28,000
Current portion of bonds	10,000
Other payables	1,888
Accrued expenses	32,739
Accrued income taxes	1,890
Advance received	3,653
Progress payments received and receivables	330
Unearned income	90
Accrues bonuses	5,903
Employee deposits	9,339
Facilities related notes payable	819
Other facilities related payables	8,271
Gold payable	129,404
Other current liabilities	10,249
Long-term liabilities	**322,997**
Bonds	80,000
Long-term loans	162,177
Deferred income taxes	2,390
Deferred income taxes on revaluation reserve for	29,815
land	22,215
Severance and pension benefits	567
Severance and pension allowances for officers	3,636
Reserve for loss on subsidiaries and affiliates	12,037
Reserve for soil remediation	6,053
Guarantee deposits received	4,103
Others	**815,929**
Total liabilities	
[NET ASSETS]	
Shareholders' Equity	**226,364**
Common stock	**119,457**
Capital surplus	**88,415**
Capital reserve	59,064
Capital surplus	29,351
Retained earnings	19,413
Other retained earnings	19,413
Reserve for reduction entry for fixed assets	1,462
Reserve for special account of reduction entry for fixed assets	795
Reserve for mine prospecting	1,652
Reserve for extraordinary depreciation	52
Earned surplus carried forward	15,451
Treasury stock	**(922)**
Unrealized Gains/Losses and Exchange Rate	**81,765**
adjustments	**51,498**
Net unrealized holding gains on securities	**(1,345)**
Deferred gains/losses on hedging instruments	**31,613**
Revaluation reserve for land	**308,130**
Total Net Assets	
Total Liabilities and Net Assets	**1,124,059**

Note: Amounts less than one million yen have been rounded down.

[Translation]

Statement of Operations

(From April 1, 2006 to March 31, 2007)

(millions of yen)

Item	Amount
Net sales	**755,013**
Cost of sales	**676,268**
Gross Profit	**78,744**
Selling, General and Administrative Expenses	50,262
Operating Profit	**28,482**
Non Operating Income	**35,839**
Interest income	1,344
Dividend income	26,820
Rental earned in undertaking	5,535
Other non-operating income	2,138
Non Operating Expenses	**20,759**
Interest expense	6,891
Expenses for rent in undertaking	4,131
Loss on disposal of property, plant and equipment	2,290
Mine liquidation expense	2,412
Other non-operating expenses	5,032
Ordinary Income	**43,562**
Extraordinary Income	**2,540**
Reversal of allowance for doubtful accounts	1,027
Reversal of reserve for loss on subsidiaries and affiliates	513
Gain on sales of shares of affiliates	471
Profit on sales of marketable securities and investments in	415
securities	62
Profit on sales of property, plant and equipment	49
Others	**27,417**
Extraordinary Loss	10,879
Write-down of stock in subsidiaries and affiliates	8,703
Provision for loss on soil remediation	3,359
Provision for loss on business of affiliates	969
Loss on impairment	729
Write-down of marketable securities and investments in	417
securities	124
Provision for allowance for doubtful accounts	4
Loss on disposal of fixed assets	2,231
Loss on sales of investment in securities	**18,684**
Others	4,929
Income before Income Taxes	925
Corporate income taxes, and business tax	**12,830**
Income taxes adjustments	
Net Income	

Note: Amounts less than one million yen have been rounded down.

Statements of Changes in Shareholders' Equity

(From April 1, 2006 to March 31, 2007)

(millions of yen)

	Shareholders' Equity						Valuation, Currency Translation and Other Adjustments				Total Net Assets
	Common Stock	Capital Surplus		Retained Earnings	Treasury Stock	Shareholders' Equity	Net Unrealized Holding Gains on Securities	Deferred Gains/Losses on Hedging Instruments	Revaluation Reserve for Land	Unrealized Gains/Losses and Exchange Rate Adjustments	
		Capital reserve	Additional Capital Surplus	Additional Retained Earnings (*)							
Balance as of March 31,2006	101,752	41,463	29,344	13,354	(631)	185,283	45,562	-	31,812	77,375	262,658
Changes during the year											
Exercise of stock purchase warrants	17,705	17,600				35,306					35,306
Cash dividends from retained earnings				(6,870)		(6,870)					(6,870)
Director's and Corporate Auditor's Bonuses				(100)		(100)					(100)
Net income				12,830		12,830					12,830
Decrease from write-downs of land revaluation excess				199		199					199
Acquisition of treasury stock					(299)	(299)					(299)
Disposal of treasury stock			6		8	15					15
Net change in items other than shareholders' equity							5,936	(1,345)	(199)	4,390	4,390
Total change during the year	17,705	17,600	6	6,059	(291)	41,080	5,936	(1,345)	(199)	4,390	45,471
Balance as of March 31,2007	119,457	59,064	29,351	19,413	(922)	226,364	51,498	(1,345)	31,613	81,765	308,130

*Composition of Additional Retained Earnings

	Reserve for reduction entry for fixed assets	Reserve for special account of reduction entry for fixed assets	Reserve for mine prospecting	Reserve for extraordinary depreciation	Earned surplus carried forward	Total
Balance as of March 31,2006	1,351	75	492	7	11,427	13,354
Changes during the year						
Provision to voluntary reserve (previous term)	139	626	195	22	(984)	-
Reversal of voluntary reserve (previous term)	(4)	(75)	(71)	(1)	152	-
Provision to voluntary reserve (current term)	15	168	1,186	27	(1,397)	-

Reversal of voluntary reserve (current term)	(39)		(151)	(4)	194	-
Dividends paid from retained earnings					(6,870)	(6,870)
Bonuses to Directors and Corporate Auditors					(100)	(100)
Net income					12,830	12,830
Reversal of revaluation reserve for land					199	199
Total change	111	719	1,159	45	4,023	6,059
Balance on March 31, 2007	1,462	795	1,652	52	15,451	19,413

Note: Amounts less than one million yen have been rounded down.

[Translation]

Notes to the Financial Statements

[Significant Accounting Policies]

I. 1. Valuation basis and method for assets

(a) (1) Marketable securities and investments in securities

(i) 1) Securities of subsidiaries and affiliates

Securities of subsidiaries and affiliates are stated at cost determined by the moving-average method.

(ii) 2) Other securities

Available-for-sale securities with available fair market values are stated at the market value as of the balance sheet date, based on market quotation. Unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of net assets. Realized gains and losses on the sale of such securities are computed by the moving-average method.

Available-for-sale securities without available fair market values are stated at cost determined by the moving-average method.

(b) (2) Inventories

Inventories are stated at acquisition cost modified by the write-down below cost to the net selling value. Smelted bullion assets are stated at the first-in, first-out (FIFO) method. Other inventories are primarily stated at the gross average method.

(Change in accounting policy)

The Company has adopted the "Accounting Standard for Measurement of Inventories" (Statement No. 9, issued by the Accounting Standards Board of Japan on July 5, 2006) in the year ended March 31, 2007, as the standard has become applicable to the fiscal year commencing before March 31, 2008, and the following fiscal years.

Consequently, gross profit, operating profit, ordinary income and income before income taxes for the year ended March 31, 2007, decreased ¥819 million, compared with the respective amounts that would have been reported by the previous accounting method.

(c) (3) Derivative transaction

Derivative financial instruments are stated at fair market value.

(d) 2. Depreciation method of fixed assets

(e) (1) Property, plant and *equipment*

Depreciation of property, plant and equipment of the Company is calculated primarily using the declining-balance method at rates based on the estimated useful lives of depreciable assets. However, the straight-line method is applied to certain facilities in the Naoshima Smelter & Refinery, the Sakai Plant, the OAP (Osaka Amenity Park) and the Tohoku Denryokusho, as well as to the power generation facilities at the Sumikawa Geothermal Plant.

Mine shafts under "Structures" and mining and raw material sites under "Land" are stated using the production output method.

The useful life and residual value of property, plant and equipment are computed according to the same criteria as those provided for by the Corporation Tax Law.

However, buildings (excluding building improvements) acquired on or after April 1, 1998, are depreciated by the straight-line method.

Although the shortening of useful lives has been conducted for certain buildings in compliance with the revision to the Corporation Tax Law in fiscal 1998, the useful lives before the revision have been partly used on an ongoing basis.

(Change in accounting policy)

Although property, plant and equipment at the Sanda Factory (Sanda, Hyogo Prefecture) was conventionally depreciated using the straight-line method, the depreciation method of property, plant and equipment except for buildings (excluding building improvements) has been changed to the declining-balance method, effective from the year ended March 31, 2007.

This change in accounting method has been adopted to more rationally clarify the classification in the period accounting of income and expenses and to strengthen the financial structure through the early collection of invested capital as the capacity utilization of the plant has risen reflecting the noticeable increase in production volume due to the increase in demand in recent years.

This change in accounting method had an immaterial impact on the statement of operations for the year ended March 31, 2007.

(Additional information)

The Company shortened the useful lives of equipment at the Sanda Factory (Sanda, Hyogo Prefecture) for the production of semiconductors from the previous 13 to 4 years, taking into account the high capacity utilization due to the increase in demand and the life cycle of products in recent years.

Consequently, gross profit, operating profit, ordinary income and income before income taxes for the year ended March 31, 2007, decreased ¥158 million, compared with the respective amounts that would have been reported under the previous accounting method.

(f) (2) Intangible assets

The amortization of intangible assets is computed by the straight-line method.

However, mining rights are stated using the production output method.

The useful lives of intangible assets are computed according to the same criteria as those provided for by the Corporation Tax Law. Capitalized software for internal use is amortized by the straight-line method over the estimated internal useful life (five years).

(g) 3. Accounting standards for reserves

(h) (1) Allowance for doubtful accounts

The allowance for doubtful accounts is provided at an amount sufficient to cover probable losses on collection. It consists of individually estimated uncollectible amounts and an amount calculated using the past rate of actual losses on collection.

(i) (2) Reserve for loss on investments of affiliates

The reserve for loss on investments of affiliates is provided at an amount sufficient to cover necessary amounts with regard to securities of subsidiaries and affiliates based on the evaluation of individual financial position and other conditions of the respective subsidiaries and affiliates.

(j) (3) Accrued bonuses

The reserve for bonuses for employees is provided at an amount to be defrayed for the year under review out of the estimated amount to be paid in the future.

(k) (4) Severance and pension benefits

The severance and pension benefits are provided at an amount calculated based on the projected benefit obligations and plan assets at the balance sheet date. Actuarial gains or losses are amortized from the fiscal year following the occurrence on a straight-line basis over 10 years, which is shorter than the average remaining service period of employees at the time of occurrence.

(l) (5) Severance and pension allowances for officers

The reserve for directors' retirement benefits is provided at 100% of the amount that would be required in accordance with the Company's internal regulations on severance and pension allowances for officers if all directors and corporate auditors terminate their services at the balance-sheet date.

(m) (6) Reserve for loss on subsidiaries and affiliates

The reserve for loss on subsidiaries and affiliates is provided at an amount to cover possible losses that will be borne by the Company with regard to investments in subsidiaries and affiliates beyond the amount of credits to the relevant subsidiaries and affiliates such as investments in capital and loans.

(n) (7) Reserve for loss on soil remediation

The reserve for loss on soil remediation is provided at an amount estimated to be necessary to clean up soil contamination at the sites of the Central Research Institute (Saitama, Saitama Prefecture) and Kaihatsu Board Co., Ltd. (Aizuwakamatsu, Fukushima Prefecture), based on management's estimation of the future remedial cost to be paid.

Kaihatsu Board Co., Ltd., was a subsidiary in which the Company held 100% equity, and the Company sold all its shares it then held as of April 10, 2007.

2. 4. Basis for recognizing revenue

Of total net sales, the percentage of completion basis is adopted for recognizing revenue resulting from the completion of works for which the term of work is more than one year.

3. 5. Other important matters in preparing the financial statements

(a) (1) Accounting for leases

Finance leases that do not transfer ownership of leased property to the lessee are primarily accounted for in the same manner as operating leases.

(b) (2) Accounting for hedging activities

(i) 1) Hedge accounting

The deferral method is adopted for hedging activities. For interest rate swap contracts, the preferential treatment is applied if the swap contracts satisfy the requirements. For monetary receivables and payables denominated in foreign currencies for which forward currency contracts are entered into, the appropriation treatment is applied.

(ii) 2) Hedging instruments, hedged items and hedging policy

The Company utilizes forward foreign currency contracts and currency swap contracts to reduce exposure to adverse foreign exchange fluctuations on foreign-currency-denominated receivables and payables.

The Company utilizes forward commodity contracts and commodity price swap contracts to hedge the impact of price fluctuations of nonferrous metal inventories. The Company also utilizes forward commodity contracts to hedge the exposure of future price fluctuations of nonferrous metal commodities to be delivered to customers in the future, which may be caused by forward pricing.

The Company enters into interest rate swap contracts to reduce exposure to adverse fluctuations in interest rates and lower finance costs on debt.

(iii) 3) Assessment of hedging effectiveness

In principle, the Company evaluates hedging effectiveness by comparing the cumulative changes in cash flows or the changes in fair value of the hedged items with the corresponding changes in the hedging derivative instruments for a period from the commencement of hedging to the time of determining the effectiveness.

Furthermore, the Company periodically checks and controls the transaction volume of forward commodity contracts to balance them with hedged nonferrous metal inventories, and verifies whether the planned income (loss) and cash flow amounts are secured to evaluate their hedging effectiveness at each annual and semiannual period-end.

(c) (3) Accounting for consumption taxes

Transactions subject to the consumption tax and the local consumption tax are recorded at amounts exclusive of the consumption tax.

4. 6. Change in significant accounting policies

(a) (1) Accounting Standard for Bonuses to Directors and Corporate Auditors

Effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standard for Directors' Bonus" (Statement No. 4 issued by the Accounting Standards Board of Japan on November 29, 2005). The adoption of this accounting standard had an immaterial impact on the statement of operations for the year ended March 31, 2007.

(b) (2) Partial Revisions to the "Accounting Standard for Presentation of Net Assets in the Balance Sheet, etc.," and the "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve, etc."

Effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005), the "Implementation Guidance for the Accounting Standard for Presentation

of Net Assets in the Balance Sheet" (the Financial Accounting Standard Implementation Guidance No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005), the revised "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve and Its Implementation Guidance" (Statement No. 1 issued by the Accounting Standards Board of Japan on August 11, 2006) and the revised "Guidance on Accounting Standard for Treasury Shares and Appropriation of Legal Reserve" (Statement No. 2 issued by the Accounting Standards Board of Japan on August 11, 2006).

The adoption of these accounting standards had no impact on the statement of operations for the year ended March 31, 2007.

Also, if these accounting standards had not been adopted at March 31, 2007, shareholders' equity amounting to ¥309,475 million would have been presented.

(c) (3) Change in accounting method for income from industrial waste treatment in the "Cement" business segment

Although income from industrial waste treatment in the Cement segment was conventionally deducted from the cost of sales, the Company has changed the accounting method for this income and included it in net sales, effective from the year ended March 31, 2007. This change in accounting method is intended to reflect the revenue structure of the Cement segment more appropriately as the income from industrial waste treatment has increased and become a stable and major revenue source of the Cement business.

Consequently, sales and the cost of sales increased ¥12,197 million and ¥11,917 million, respectively, and gross profit, operating profit, ordinary income and income before income taxes for the year under review increased ¥279 million, compared with the respective amounts that would have been reported under the previous accounting method.

(d) (4) Change in accounting method for loss on disposal of fixed assets

The loss on disposal of fixed assets was conventionally posted under "Extraordinary loss," in principle, excluding clearly current losses. Effective from the year ended March 31, 2007, however, the Company has changed its accounting method to its posting under "Non-operating expenses" with regard to expenses that accrue from equipment renewal, etc. This change in accounting method has been adopted to clarify the classification in the period accounting of income and expenses because the loss on disposal of fixed assets is expected to accrue on a current basis in the future.

Consequently, this change in accounting method had no impact on income before income taxes for the year under review although ordinary income decreased ¥2,290 million, compared with the respective amounts that would have been reported under the previous accounting method.

[Balance Sheet]

Assets pledged as collateral:

Land	¥18,528 million
Buildings	¥1,813 million
Structures	¥2,298 million
Machinery and equipment	¥1,871 million
Tools, furniture and fixtures	¥0 million
Mining rights	¥29 million
Investments in securities	¥411 million
Debt secured by the above:	
Accounts payable	¥26 million
Long-term loans	¥395 million

(Including current portion of long-term loans	¥157 million)
Others	¥958 million

In addition to the above, certain securities of subsidiaries and affiliates held by the Company, of which the book value amounted to ¥21,745 million, are given as third-party security to guarantee the loans of a subsidiary.

5. Accumulated depreciation for property, plant and equipment: ¥429,817 million

6. A total of ¥16 million is deducted from the acquisition value of property, plant and equipment as advanced depreciation from a government subsidy (in nominal terms of afforestation and standing timbers).

7. Liabilities for guarantee, etc.

The Company offered guarantees for liabilities such as bank loans on behalf of the corporations below and their employees.

Universal Can Corp.	¥23,216 million
Mitsubishi Materials PMG	¥7,203 million
PT Smelting	¥6,374 million
MM Netherlands Corp.	¥5,947 million
TokyoHosoKogyo Corporation	¥4,908 million
Kobelco & Materials Copper Tube Ltd.	¥3,476 million
Kobelco & Materials Kokan	¥2,341 million
Nusa Tengara Mining	¥2,317 million
Employees of the corporations above	¥4,031 million
Others (25 companies)	¥16,226 million
Total	¥76,042 million

(Including substantially guaranteed amount: ¥72,032 million)

In addition, the Company has deposited letters of undertaking on management services, etc., with the relevant banks against the loans payable of the company below.

Fuji Tokkon	¥300 million
Total	¥300 million

8. Retroactive obligations

Notes and accounts receivable securitized with recourse ¥2,749 million

9. Monetary receivables due from and payables due to subsidiaries and affiliates

Short-term monetary receivables	¥66,157 million
Long-term monetary receivables	¥9,982 million
Short-term monetary payables	¥76,129 million
Long-term monetary payables	¥8,407 million

10. Pursuant to the "Law Concerning Revaluation Reserve for Land" (Law No. 34, promulgated on March 31, 1998) and the "Law for Partial Revision to the Law Concerning Revaluation Reserve for Land" (Law No. 19, promulgated on March 31, 2001), the Company revalued the land used for business at fair value. The related unrealized gain, net of income taxes, was credited to "Revaluation reserve for land" in net assets in the balance sheet, and the applicable income tax effect was recorded as "Deferred income taxes on revaluation reserve for land" in liabilities in the balance sheet.

Revaluation method:

The value of land is primarily determined based on the assessed value of the fixed property tax adjusted reasonably, as stipulated in Article 2, Item 3, of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land (Government Ordinance No. 119, promulgated on March 31, 1998). However, another method of assessing the value of land adjusted reasonably according to the roadside value, as stipulated in Article 2, Item 4, of the Enforcement Ordinance above, is adopted for several land lots concerned.

Date of revaluation March 31, 2002
Difference between the fair value of the revaluated land at March 31, 2007, and the book value after revaluation
(¥21,908) million

11. The year-end balance of "Severance and pension benefits" (including those associated with the employees' pension trust of the plan assets) stated on the balance sheet under the retirement benefit accounting is as follows:

(Millions of yen)

	Lump-sum retirement allowance plan	Qualified pension plan
Severance and pension benefits (Before excluding those from the plan assets)	¥31,030	¥1,277
Pension assets under employees' pension trust plan	(¥10,093)	—
Severance and pension benefits (net)	¥20,937	¥1,277

12. Notes with maturity on the year-end date are primarily settled and accounted for as of the bill clearing date. As the year-end date of fiscal 2007, namely March 31, 2007, was a bank holiday, the following notes maturing at March 31, 2007, were included in the balance sheet as of March 31, 2007.

Trade notes receivable	¥507 million
Trade notes payable	¥436 million
Facilities-related notes payable	¥256 million

[Statement of Operations]

Transactions with subsidiaries and affiliates

Sales to subsidiaries and affiliates	¥242,546 million
Purchases from subsidiaries and affiliates	¥182,499 million
Transactions other than operating transactions	¥176,898 million

13. Write-down below cost to the net selling value for the inventories held for ordinary selling purposes due to the decline in profitability

Cost of sales ¥830 million

[Statement of Changes in Shareholders' Equity]

Number of treasury stock as of March 31, 2007: 3,263,045 shares of common stock

[Tax Effect Accounting]

Breakdown by cause of deferred tax assets and liabilities

	(Millions of yen)
Deferred tax assets:	
Inclusion of interest income receivable into taxable income	2,096
Devaluation of buildings	9,380
Loss on impairment of fixed assets	1,097
Loss on valuation of securities of subsidiaries and affiliates	16,381
Reserve for bonuses	2,402
Severance and pension benefits	10,426
Reserve for loss on investments	2,810
Reserve for soil remediation losses	4,897
Accrued environmental expenses	2,175
Accrued remedial expenses	1,444
Reserve for loss on subsidiaries and affiliates	1,479
Deferred gains/losses on hedging instruments	2,326
Others	9,313
Deferred tax assets subtotal	66,232
Valuation reserve	(23,745)
Total deferred tax assets	42,487
Deferred tax liabilities:	
Exclusion of gain on sales of fixed assets from taxable income	(1,894)
Reserve for reduction entry for fixed assets	(1,003)
Reserve for special account for reduction entry for fixed assets	(545)
Reserve for quarries	(1,133)
Reserve for special depreciation	(36)
Net unrealized holding gains on securities	(35,038)
Deferred gains/losses on hedging instruments	(1,403)
Total deferred tax liabilities	(41,054)
Net deferred tax assets	1,432

14. Breakdown of deferred tax assets and liabilities concerning revaluation

	(Millions of yen)
Deferred tax assets:	
Deferred tax assets concerning revaluation	10,832
Valuation reserve	(4,820)
Total deferred tax assets concerning revaluation	6,012
Deferred tax liabilities:	
Deferred tax liabilities concerning revaluation	35,827
Net deferred tax liabilities concerning revaluation	29,815

15. Reconciliation between the statutory income tax rate and the effective income tax rate after the adoption of tax-effect accounting

	%
Statutory income tax rate	40.7
Reconciliation items:	
Dividend income and others, which are permanently excluded from taxable income	(21.5)
Entertainment expenses and others, which are permanently nondeductible	1.9
Tax deduction	(10.1)
Temporary difference and others for which tax effect is insignificant	19.0
Others	1.3
Effective income tax rate after the adoption of tax-effect accounting	31.3

[Translation]

[Leases]

Finance lease transactions that do not transfer ownership of leased assets to the lessee

Purchase price, accumulated depreciation, accumulated impairment loss and book value of leased assets

(Millions of yen)

	Purchase price	Accumulated depreciation	Accumulated impairment loss	Book value
Machinery and equipment	1,545	789	13	743
Vehicles	461	200	—	261
Tools	2,531	1,388	—	1,143
Software	445	231	—	214
Total	4,985	2,609	13	2,362

16. Assumed future lease payments at the end of the period under finance leases and balance of the impairment account on leased assets at the end of the period

	(Millions of yen)
Due within one year	836
Due after one year	1,533
Total	2,370
Balance of the impairment account on leased assets at the end of the period	7

Purchase price and assumed future lease payments under finance leases at the end of the period are included in interest paid because the percentage of the balance of the assumed future lease payments against the balance of tangible fixed assets is insignificant.

17. Lease payments, reversal of impairment account on leased assets, assumed depreciation expenses and impairment loss

	(Millions of yen)
Lease payments	943
Reversal of impairment account on leased assets	3
Assumed depreciation expenses	939
Impairment loss	—

18. Computation method of assumed depreciation expense

Depreciation expense is computed by the straight-line method, assuming the lease period as the useful life and no residual value.

[Transactions with Related Parties]

Subsidiaries and affiliates

Attribute	Company name	Location	Capital or investment (Millions of yen)	Substance of business	Ownership percentage of voting rights, etc.	The Company's relationship with the related party	
						Officers' posts concurrently held	Business relationship
Subsidiary	Sambo Copper Alloy Co., Ltd.	Sakai-ku, Sakai, Osaka Prefecture	2,500	Manufacture, processing and sales of nonferrous metal products	Directly holding (62%)	—	Provision of copper bullion to the subsidiary
Subsidiary	PT Smelting	Djakarta, Indonesia	US$326,000 thousand	Smelting of nonferrous metals	Directly holding (61%)	Posts concurrently held: 2	Supplier of the Company
Subsidiary	Universal Can Corp.	Bunkyo-ku, Tokyo	8,000	Manufacture, R&D and sales of aluminum cans	Directly holding (80%)	Posts concurrently held: 2	Provision of aluminum bullion to the Company
Subsidiary	Mitsubishi Nuclear Fuel Co., Ltd.	Tokai Village, Ibaraki Prefecture	3,000	Manufacture of nuclear fuel	Directly holding (66%)	Posts concurrently held: 2	Purchaser of the Company's products
Subsidiary	Material-Finance Co., Ltd.	Chiyoda-ku, Tokyo	30	Financing	Directly holding (100%)	Posts concurrently held: 2	Loans and transfer of credits

Attribute	Description of transactions	Transaction amount (Millions of yen)	Account item	Year-end balance (Millions of yen)
Subsidiary	Provision of copper bullion [1]	43,335	Accounts receivable	15,035
Subsidiary	Purchase of raw materials [1, 2]	105,079	Accounts payable	957
	Pledging of collateral [3]	30,899	—	—
Subsidiary	Guarantee of liabilities [4]	23,216	—	—
Subsidiary	Loans [5]	5,310	Short-term bank loans	4,980
	Interest expenses [6]	129	Long-term loans	8,000

Subsidiary	Loans [5]	50,500	Short-term bank loans	38,830
	Interest expenses [6]	350	Accrued expenses	38
	Transfer of credits [7, 8]	99,037	—	—
	Loss on transfer of credits [9]	29		

"Transaction amount" does not include consumption taxes, whereas "Year-end balance" includes them.

Transaction conditions and decision policies thereof:

Notes:

1. Transaction conditions are determined with reference to the market interest rate similarly to general terms and conditions.

2. The transaction amount includes ¥49,541 million for the transaction of mineral residua that are purchased via trading firms from PT Smelting. Such transactions were deemed to be substantially related-party transactions, in view of the substance of the transaction agreements.

3. The Company grants certain securities of subsidiaries and affiliates, of which the book value amounted to ¥21,745 million as of March 31, 2007, as third-party security to guarantee PT Smelting's bank loans of ¥30,899 million (US$261,750,000).

4. The Company grants a guarantee of liabilities on this subsidiary's bank loans.

5. The total amount of transactions accrued is stated for "Loans."

6. The interest rate for "loans" is rationally determined by taking into account market interest rates. No collateral is given by the Company.

7. "Transfer of credits" transactions are conducted in accordance with a master agreement entered into by and between the Company and Material-Finance Co., Ltd.

8. "Transfer of credits" refers to transferred amounts of ¥42,718 million in trade notes receivable and ¥56,318 million in accounts receivable.

9. "Loss on transfer of credits" is determined with reference to the general terms and conditions.

19. Officers and major individual shareholders

Attribute	Company or individual's name	Location	Capital or investment (Millions of yen)	Substance of business or occupation	Ownership percentage of voting rights, etc.	The Company's relationship with the related party	
						Officers' posts concurrently held	Business relationship
The officer and his relatives	Akio Utsumi	—	—	Corporate Auditor of the Company [Chairman and representative director of Mitsubishi UFJ Trust and Banking Corporation]	Directly held (1%)	—	—

Attribute	Description of transactions	Transaction amount (Millions of yen)	Account item	Year-end balance (Millions of yen)
The officer and his relatives	Loans [2]	4,125	Short-term bank loans	7,176
			Long-term loans	19,593
	Interest expenses [3]	632	Prepaid expenses	65
			Other current assets	11
			Accrued expenses	28

"Transaction amount" does not include consumption taxes, whereas "Year-end balance" includes them.

Transaction conditions and decision policies thereof:

Notes:

1. The above transactions were conducted by Akio Utsumi as a representative of Mitsubishi UFJ Trust and Banking Corporation.

2. The total amount of transactions accrued is stated for "Loans."

3. The interest rate for "loans" is rationally determined by taking into account market interest rates. No collateral is given by the Company.

[Per-Share Information]

Net assets per share ¥246.74
Net income per share ¥10.84

[Subsequent Events]

Merger of a Consolidated Subsidiary:

The Company merged Mitsubishi Materials Polycrystalline Silicon Corporation, a consolidated subsidiary, on April 1, 2007.

Mitsubishi Materials Corporation resolved at an ordinary Board of Directors meeting held on December 22, 2006, to absorb Mitsubishi Materials Polycrystalline Silicon Corporation (hereinafter "Mitsubishi Materials Polycrystalline Silicon"), a consolidated subsidiary, and merged it as of April 1, 2007.

(1) Purpose of the merger

Since its foundation in 1967, Mitsubishi Materials Polycrystalline Silicon has steadily developed itself as a dedicated manufacturer of polycrystalline silicon, a key material for silicon wafers for semiconductors.

At present, the market scale of polycrystalline silicon is expanding, supported by rapid growth in demand for applications such as semiconductors and solar cells. In these favorable circumstances, the Company decided to conduct this merger with the aim of further developing the business as one of the Company's core businesses, which should be achievable with swifter decision-making and reinforced technological development capability, by directly engaging in the polycrystalline silicon business.

(2) Summary of the merger

1) Schedule for the merger

Board of Directors meeting to approve the merger agreement: December 22, 2006
Conclusion of the merger agreement: December 22, 2006
Date of contract of the agreement (Effective date): April 1, 2007
Registration of the merger: April 2, 2007

2) Method of the merger

It was determined that the Company shall be the surviving company under the merger by absorption, whereas Mitsubishi Materials Polycrystalline Silicon shall cease to exist. As a result, Mitsubishi Materials Polycrystalline Silicon was liquidated.

3) Merger ratio

As this transaction was a merger by absorption of a wholly owned subsidiary in which the Company invested 100% equity of its capital, no share was issued and no money was paid due to the merger.

(3) Designation of the signing counterpart of the merger agreement, as well as business and corporate scale thereof (As of March 31, 2007)

1) Company name: Mitsubishi Materials Polycrystalline Silicon Corporation

2) Major business: Manufacture and sales of high-purity polycrystalline silicon for semiconductors and chemical products

3) Head office: Mitacho 5, Yokkaichi, Mie Prefecture

4) Net sales: ¥16.9 billion

5) Net income: ¥2.8 billion

6) Capital: ¥2.8 billion

7) Net assets: ¥8.0 billion

8) Total assets: ¥16.0 billion

9) Number of employees: 155

[Translation]

Consolidated Balance Sheet

(As of March 31, 2007)

(millions of yen)

Item	Amount	Item	Amount
【Assets】		【Liabilities】	
Current Assets	**700,371**	**Current Liabilities**	**816,535**
Cash and cash equivalents	67,556	Notes payable and accounts payable	172,899
Notes received and accounts receivable	263,548	Short-term bank loans	322,118
Marketable securities	4	Current portion of bonds	10,000
Inventories	234,919	Commercial paper	28,000
Deferred income taxes	12,186	Accrued income taxes	11,453
Other current assets	126,142	Deferred income taxes	2,496
Allowance for doubtful accounts	(3,986)	Accrued bonuses	13,091
Fixed Assets	**1,073,528**	Gold payable	129,404
Net Property, plant and Equipment	**680,472**	Other current liabilities	127,072
Buildings and structures	170,085	**Long-term Liabilities**	**475,393**
Machinery and equipment	219,973	Bonds	80,000
Land	250,162	Long-term loans	245,068
Construction in progress	28,195	Severance and pension benefits	48,853
Others	12,054	Reserve for loss on subsidiaries and	367
Intangible assets	**16,098**	affiliates	12,037
Investment and Long-Term Receivables	**376,957**	Reserve for soil remediation	4,226
Investments in securities	306,529	Other reserves	18,265
Long-term receivables	7,744	Deferred income taxes	34,831
Long-term prepaid expenses	1,290	Deferred income taxes on revaluation	
Deferred incomes taxes	12,367	reserve for land	31,742
Other	60,048	Others	**1,291,929**
Reserve for loss on investments of	(460)	**Total Liabilities**	
affiliates	(10,562)	【NET ASSETS】	
Allowance for doubtful accounts		**Shareholders' Equity**	**315,261**
		Common stock	**119,457**
		Capital surplus	**88,580**
		Retained earnings	**108,259**
		Treasury stock	**(1,036)**
		Unrealized Gains/Losses and Exchange	**95,903**
		Rate Adjustments	
		Net unrealized holding gains on securities	**54,655**
		Deferred gains/losses on hedging	**(452)**
		instruments	**36,805**
		Revaluation reserve for land	**4,894**
		Foreign currency translation adjustments	**70,805**
		Minority Interests	**481,970**
		Total Net Assets	
Total Assets	**1,773,899**	**Total Liabilities and Net Assets**	**1,773,899**

Note: Amounts less than one million yen have been rounded down.

[Translation]

Consolidated Statement of Operations

(From April 1, 2006 to March 31. 2007)

(millions of yen)

Item	Amount
Net sales	**1,452,108**
Cost of Sales	**1,246,261**
Gross profit	**205,847**
Selling, General and Administrative Expenses	127,088
Operating Profit	**78,758**
Non Operating Income	**58,925**
Interest income	2,518
Dividend income	8,084
Rent earned in undertaking	5,763
Equity in earnings of affiliates	39,245
Other	3,313
Non Operating Expenses	**30,495**
Interest expenses	12,909
Expense for rent in undertaking	4,276
Loss on disposal of property, plant and equipment	5,723
Other	7,585
Ordinary Income	**107,188**
Extraordinary Income	**19,141**
Dilution gain	13,925
Gain on sales of marketable securities and investments in	1,755
ecurities	748
Gain on sales of property, plant and equipment	2,711
Others	**18,263**
Extraordinary Loss	8,703
Provision for loss on soil remediation	2,486
Loss on impairment	1,122
Write-down of marketable securities and investments in securities	679
Loss on sales of investments in securities	445
Provision for loss on investments	265
Loss on disposal of fixed assets	193
Provision for loss on business of affiliates	4,368
Other, net	**108,067**
Income before Income Taxes and Minority Interests	28,087
Corporate income taxes and business tax	1,298
Income taxes adjustments	7,298
Minority interests	**71,382**
Net Income	

Note: Amounts less than one million yen have been rounded down.

Consolidated Statements of Changes in Shareholders' Equity

(From April 1, 2006 to March 31, 2007)

(millions of yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Shareholders Equity
Balance as of March 31,2006	101,752	70,882	43,453	(842)	215,245
Changes during the year					
Exercise of stock purchase warrants	17,705	17,600			35,306
Cash dividends from retained earnings			(6,870)		(6,870)
Director's and Corporate Auditor's Bonuses			(129)		(129)
Net income			71,382		71,382
Decrease from write-downs of land revaluation excess			(35)		(35)
Increase from merger			346		346
Decrease from merger			(105)		(105)
Increase from rise in number of consolidated subsidiaries			191		191
Translation of unrealized losses and earnings from the derivatives of overseas subsidiaries			26		26
Acquisition of treasury stock				(299)	(299)
Disposal of treasury stock		97		153	250
Increase from rise in equity ratios in affiliates				(47)	(47)
Net change in items other than shareholders' equity					
Total change during the year	17,705	17,698	64,806	(193)	100,015
Balance as of March 31,2007	119,457	88,580	108,259	(1,036)	315,261

	Valuation, Currency Translation and Other Adjustments					Minority Interests	Total Net Assets
	Net Unrealized Holding Gains on Securities	Deferred Gains/Losses on Hedging Instruments	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Unrealized Gains/Losses and Exchange Rate Adjustments		
Balance as of March 31,2006	50,571	–	37,318	424	88,314	54,462	358,023
Changes during the year							
Exercise of stock purchase warrants							35,306
Cash dividends from retained earnings							(6,870)
Director's and Corporate Auditor's Bonuses							(129)
Net income							71,382
Decrease from write-downs of land revaluation excess							(35)
Increase from merger							346
Decrease from merger							(105)
Increase from rise in number of consolidated subsidiaries							191
Translation of unrealized losses and earnings from the derivatives of overseas subsidiaries							26
Acquisition of treasury stock							(299)
Disposal of treasury stock							250
Increase from rise in equity ratios in affiliates							(47)
Net change in items other than shareholders' equity	4,083	(452)	(512)	4,470	7,589	16,342	23,931
Total change during the year	4,083	(452)	(512)	4,470	7,589	16,342	123,947
Balance as of March 31,2007	54,655	(452)	36,805	4894	95,903	70,805	481,970

Note: Amounts less than one million yen have been rounded down.

[Translation]

Notes to the Consolidated Financial Statements

[Basis of Presenting the Consolidated Financial Statements]

1. Scope of Consolidation

(1) Consolidated subsidiaries: 94

1) Major consolidated subsidiaries

PT. Smelting, MM Netherlands Corp., Onahama Smelting & Refining Co., Ltd., Sambo Copper Alloy Co., Ltd., Japan New Metals Co., Ltd., Mitsubishi Cement Corp., MCC Development Corp., Mitsubishi Polycrystalline Silicon America Corp., Material-Finance Co., Ltd., Mitsubishi Aluminum Co., Ltd., Mitsubishi Nuclear Fuel Co., Ltd., Mitsubishi Shindoh Co., Ltd., Mitsubishi Materials Energy Corp., Mitsubishi Materials Kenzai Corp., Mitsubishi Materials Tools Co., Ltd., Mitsubishi Materials Techno Corp., Mitsubishi Material Real Estate Corp., Universal Can Corp., Ryoko Sangyo Co., Ltd.

2) Transfers in the scope of consolidation

Effective from the fiscal year ended March 31, 2007, M.A.T Co., LTD., and Meutech/μtech Co., Ltd., which were unconsolidated subsidiaries until the previous fiscal year, have become consolidated subsidiaries due to an increase in their importance. TokyoHosoKogyo Corporation, which was an equity-method affiliate until the previous fiscal year, has become a consolidated subsidiary due to the increased equity held by the Company via an allocation of new shares to a third party. Mitsubishi Shindoh Co., Ltd., which was also an equity-method affiliate until the previous fiscal year, has been included in consolidation together with its subsidiary Gotoh MFG Co., Ltd., due to the increased equity held by the Company via the additional acquisition of its shares.

Effective from the fiscal year ended March 31, 2007, Shinryo Aluminum Recycling and Susono Aluminum, due to their absorption by Mitsubishi Aluminum Co., Ltd.; Cushionberry Technology, due to its absorption by Mitsubishi Cement Corp.; Kushiro Futo, due to its absorption by Hokuryo Corporation; KAMAYA ELECTRIC CO., LTD., and its four subsidiaries (KAMAYA ELECTRONIC CO., LTD., KAMAYA ELECTRIC (M) SDN. BHD., TAIWAN KAMAYA ELECTRIC CO., LTD., and KAMAYA INC.), due to the partial sale of KAMAYA ELECTRIC's equity by the Company; M.A. Advance and Australian Diamond & Coal Mining, due to the sale of whole equity by the Company; and New Owl Rock Products and MCC Long Beach Terminal, due to the completion of their liquidation procedure, were excluded from consolidation.

Ohte Kinzoku was renamed Materials Eco-Refining CO., LTD., and Hokuryo Corporation was renamed Hokuryo Corporation (the same in English; change in Japanese only from *Hokuryo Sangyo* to *Hokuryo-Futo Sangyo*) during the year under review.

(2) Major unconsolidated subsidiaries

A major company in this category is PT. Higashifuji Indonesia.

(Reason for exclusion from consolidation)

Unconsolidated subsidiaries are excluded from consolidation because the scales of their operations were small and their respective sums of total assets, net sales, net income (loss) (corresponding to the equity ratio owned by Mitsubishi Materials Corporation) and retained earnings (corresponding to the equity ratio owned by Mitsubishi Materials Corporation) have no significant impact on the consolidated financial statements.

2. Application of the Equity Method

(1) Unconsolidated subsidiaries accounted for by the equity method: 0

(2) Affiliates accounted for by the equity method: 26

1) Major affiliates accounted for by the equity method

Ube-Mitsubishi Cement Corporation, Kobelco & Materials Copper Tube Ltd., SUMCO Corporation, P.S. Mitsubishi Construction Co., Ltd., Mitsubishi Cable Industries, Ltd., Plansee Mitsubishi Materials Global Sinter Holding S.A.

2) Transfers in the scope of application of the equity method

Effective from the fiscal year ended March 31, 2007, Tokyo Hoso Kogyo Corporation and Mitsubishi Shindoh Co., Ltd., changed their status from affiliates accounted for by the equity method to consolidated subsidiaries, as described above in "1. Scope of Consolidation (1) 2) Transfers in the scope of consolidation."

(3) Major unconsolidated subsidiaries and affiliates not accounted for by the equity method

A major company in this category is NM Cement Co., Ltd.

(Reason for not applying the equity method)

The equity method is not applied to the Company's investments in the corporations of this category because their respective sums of net income (loss) (corresponding to the equity ratio owned by Mitsubishi Materials Corporation) and retained earnings (corresponding to the equity ratio owned by Mitsubishi Materials Corporation) have no significant impact on these account items in the consolidated financial statements, and they are immaterial on the whole.

(4) Amortization of the amounts corresponding to goodwill and negative goodwill

The amounts corresponding to goodwill and negative goodwill, which resulted from the application of the equity method, are equally amortized over five years on a straight-line basis. However, if the amount is small, it is fully amortized for one time in the year of accrual.

The corresponding amount related to SUMCO's goodwill is equally amortized over 20 years.

3. Closing Date for the Settlement of Accounts of Consolidated Subsidiaries

The closing date for 32 consolidated subsidiaries differs from the consolidated closing date (March 31). In preparing the consolidated financial statements, the financial statements as of and for the year ended respective closing dates are used for these companies with necessary adjustments provided for consolidation purposes with regard to material transactions between their closing dates and the consolidated closing date.

Major consolidated subsidiaries with different closing dates are as follows.

Closing date: December 31

PT. Smelting, MCC Development Corp., Mitsubishi Cement Corp. and 29 other companies

4. Summary of Significant Accounting Policies

(1) Valuation basis and method for important assets

1) Marketable securities and investments in securities

a) Securities of subsidiaries and affiliates are stated at cost determined by the moving-average method (excluding those to which the equity method is applied)

b) Other securities

Available-for-sale securities with available fair market values are stated at the market value as of the balance sheet date, based on market quotation. Unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of net assets. Realized gains and losses on the sale of such securities are computed by the moving-average method.

Available-for-sale securities without available fair market values are stated at cost determined by the moving-average method.

2) Inventories

Inventories are primarily stated at acquisition cost modified by the write-down below cost to the net selling value. Smelted bullion assets are stated primarily at the first-in, first-out (FIFO) method. Other inventories are primarily stated at the gross average method.

(Change in accounting standard)

The Company and the domestic consolidated subsidiaries have adopted the "Accounting Standard for Measurement of Inventories" (Statement No. 9, issued by the Accounting Standards Board of Japan on July 5, 2006) in the year ended March 31, 2007, as the standard has become applicable to the consolidated fiscal year commencing before March 31, 2008, and the following consolidated fiscal years.

Consequently, gross profit, operating profit, ordinary income and income before income taxes and minority interests for the year ended March 31, 2007, decreased ¥5,740 million, compared with respective amounts that would have been reported by the previous accounting method.

3) Derivative transaction

Derivative financial instruments are stated at fair market value.

(2) Depreciation method of important depreciable assets

1) Property, plant and equipment:

Declining-balance method and straight-line method

Depreciation of property, plant and equipment is calculated primarily using the declining-balance method at rates based on the estimated useful lives of depreciable assets. The straight-line method is applied to certain plant facilities.

However, mine shafts under "Structures," and mining and raw material sites under "Land" are stated using the production output method.

The useful life and residual value of property, plant and equipment are computed according to the same criteria as those provided for by the Corporation Tax Law.

(Additional information)

The Company shortened the useful lives of equipment at the Sanda Factory (Sanda, Hyogo Prefecture) for the production of semiconductors from the previous 13 to 4 years, taking into account the high capacity utilization due to the increase in demand and the life cycle of products in recent years. Mitsubishi Polycrystalline Silicon America

Corp. (Alabama), an overseas consolidated subsidiary, also shortened the useful lives of its machinery and equipment from the previous range of 5 to 30 years (21 years on average) to 3 to 20 years (17 years on average). This reduction in useful lives resulted from a review of residual operable years in view of the capacity utilization above the original design capacity limits since the previous fiscal year due to continuously higher demand for silicon wafers and the anticipated near-term operating conditions of the machinery and equipment.

Consequently, gross profit, operating profit, ordinary income and income before income taxes and minority interests for the year ended March 31, 2007, decreased ¥691 million, compared with the respective amounts that would have been reported under the previous accounting method.

2) Intangible assets

The amortization of intangible assets is computed by the straight-line method.

However, mining rights are stated using the production output method.

(3) Accounting standards for important reserves

1) Allowance for doubtful accounts

The allowance for doubtful accounts is provided at an amount sufficient to cover probable losses on collection. It consists of individually estimated uncollectible amounts, and an amount calculated using the past rate of actual losses on collection.

2) Reserve for loss on investments of affiliates

The reserve for loss on investments of affiliates is provided at an amount sufficient to cover necessary amounts with regard to securities of subsidiaries and affiliates based on the evaluation of individual financial position and other conditions of the respective subsidiaries and affiliates.

3) Accrued bonuses

The reserve for bonuses for employees is primarily provided at an amount to be defrayed for the year under review out of the estimated amount to be paid in the future.

4) Severance and pension benefits

The severance and pension benefits are provided at an amount calculated based on the projected benefit obligations and plan assets at the balance sheet date. Prior service costs of consolidated subsidiaries are amortized on a straight-line basis over a certain period (primarily 10 years), which is shorter than the average remaining service period of employees at the time of occurrence. Actuarial gains or losses are amortized from the fiscal year following the occurrence on a straight-line basis over a certain period (primarily 10 years), which is shorter than the average remaining service period of employees at the time of occurrence.

5) Reserve for loss on subsidiaries and affiliates

The reserve for loss on subsidiaries and affiliates is provided at an amount to cover possible losses that will be borne by the Company or any relevant consolidated subsidiary with regard to investments in subsidiaries and affiliates beyond the amount of credits to the relevant subsidiaries and affiliates such as investments in capital and loans.

6) Reserve for loss on soil remediation

The reserve for loss on soil remediation is provided at an amount estimated to be necessary to clean up soil contamination at the sites of the Central Research Institute (Saitama, Saitama Prefecture) and Kaihatsu Board Co., Ltd. (Aizuwakamatsu, Fukushima Prefecture), based on management's estimation of the future remedial cost to be paid.

Kaihatsu Board Co., Ltd., was a wholly owned consolidated subsidiary of the Company, and the Company sold all its shares it then held as of April 10, 2007.

(4) Other Important Matters in Preparing the Consolidated Financial Statements

1) Accounting for important leases

Finance leases that do not transfer ownership of leased property to the lessee are primarily accounted for in the same manner as operating leases.

2) Accounting for important hedging activities

Derivative financial instruments currently utilized by the Company and its consolidated subsidiaries include forward foreign currency contracts, interest rate swap contracts, currency swap contracts, forward commodity contracts and commodity price swap contracts.

(Hedge accounting)

The deferral method is adopted for hedging activities. For interest rate swap contracts, the preferential treatment is applied if the swap contracts satisfy the requirements. For monetary receivables and payables denominated in foreign currencies for which forward currency contracts are entered into, the appropriation treatment is applied.

(Hedging instruments, hedged items and hedging policy)

The Company and several consolidated subsidiaries utilize forward foreign currency contracts and currency swap contracts to reduce exposure to adverse foreign exchange fluctuations on foreign-currency-denominated receivables and payables.

The Company and several consolidated subsidiaries utilize forward commodity contracts and commodity price swap contracts to hedge the impact of price fluctuations of nonferrous metal inventories. They also utilize forward commodity contracts to hedge the exposure of future price fluctuations of nonferrous metal commodities to be delivered to customers in the future, which may be caused by forward pricing.

The Company enters into interest rate swap contracts to reduce exposure to adverse fluctuations in interest rates and lower finance costs on debt.

(Assessment of hedging effectiveness)

In principle, the Company evaluates hedging effectiveness by comparing the cumulative changes in cash flows or the changes in fair value of the hedged items with the corresponding changes in the hedging derivative instruments for a period from the commencement of hedging to the time of determining the effectiveness.

Furthermore, the Company periodically checks and controls the transaction volume of forward commodity contracts to balance them with hedged nonferrous metal inventories, and verifies whether the planned income (loss) and cash flow amounts are secured to evaluate their hedging effectiveness at each annual and semiannual period-end.

3) Accounting for consumption taxes

Transactions subject to the consumption tax and the local consumption tax are recorded at amounts exclusive of the consumption tax.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries

The assets and liabilities of consolidated subsidiaries are fully valued at their market value on the respective dates when the subsidiaries were initially consolidated.

6. Amortization of Goodwill and Negative Goodwill

The amounts corresponding to goodwill and negative goodwill are equally amortized over five years on a straight-line basis. However, if the amount is small, it is fully amortized for one time in the year of accrual.

7. Change in Important Accounting Standards

(1) Accounting Standard for Bonuses to Directors and Corporate Auditors

Effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standard for Directors' Bonus" (Statement No. 4 issued by the Accounting Standards Board of Japan on November 29, 2005). The adoption of this accounting standard had an immaterial impact on the consolidated statement of operations for the year ended March 31, 2007.

(2) Partial Revisions to the Accounting Standard for Presentation of Net Assets in the Balance Sheet, etc., and the "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve, etc.

Effective from the year ended March 31, 2007, the Company and its consolidated subsidiaries have adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005), the "Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (the Financial Accounting Standard Implementation Guidance No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005), the revised "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve and Its Implementation Guidance" (Statement No. 1 issued by the Accounting Standards Board of Japan on August 11, 2006) and the revised "Guidance on Accounting Standard for Treasury Shares and Appropriation of Legal Reserve" (Statement No. 2 issued by the Accounting Standards Board of Japan on August 11, 2006).

The adoption of these accounting standards had no impact on the consolidated statement of operations for the year ended March 31, 2007.

Also, if these accounting standards had not been adopted at March 31, 2007, shareholders' equity amounting to ¥411,617 million would have been presented.

(3) Accounting Standard for Business Combinations

Effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standards for Business Combinations" issued by the Business Accounting Council on October 31, 2003, the "Accounting Standard for Business Divestitures and the Related Implementation Guidance" (Statement No. 7 issued by the Accounting Standards Board of Japan on December 27, 2005) and the "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (Guidance No. 10 issued by the Accounting Standards Board of Japan on December 27, 2005).

(4) Change in accounting method for income from industrial waste treatment in the "Cement" business segment

Although income from industrial waste treatment in the Cement segment was conventionally deducted from the cost of sales, the Company has changed the accounting method for this income and included it in net sales, effective from the year ended March 31, 2007. This change in accounting method is intended to reflect the revenue structure of the Cement segment more appropriately as the income from industrial waste treatment has increased and become a stable and major revenue source of the Cement business.

Consequently, sales and the cost of sales increased ¥12,197 million and ¥11,917 million, respectively, and gross profit, operating profit, ordinary income and income before income taxes and minority interests for the year under review increased ¥279 million, compared with the respective amounts that would have been reported under the previous accounting method.

(5) Change in accounting method for loss on disposal of fixed assets

The loss on disposal of fixed assets was conventionally posted under "Extraordinary loss," in principle, excluding clearly current losses. Effective from the year ended March 31, 2007, however, the Company has changed its accounting method to its posting under "Non-operating expenses" with regard to expenses that accrue from equipment renewal, etc. This change in accounting method has been adopted to clarify the classification in the period accounting of income and expenses because the loss on disposal of fixed assets is expected to accrue on a current basis in the future.

Consequently, this change in accounting method had no impact on income before income taxes and minority interests for the year under review although ordinary income decreased ¥5,583 million, compared with the respective amounts that would have been reported under the previous accounting method.

[Consolidated Balance Sheet]

1. Assets pledged as collateral:

Cash and cash equivalents	¥13,718 million
Trade notes receivable and accounts receivable	¥1,890 million
Inventories	¥24,981 million
Property, plant and equipment	¥156,849 million
Intangible assets	¥29 million
Investments in securities	¥532 million
Other	¥321 million

Debt secured by the above:

Short-term bank loans	¥10,886 million
Long-term loans	¥59,039 million
(Including current portion of long-term loans	¥13,718 million)
Others	¥4,963 million

2. Accumulated depreciation for property, plant and equipment: ¥1,006,385 million

3. Liabilities for guarantee, etc.

The Company offered guarantees for liabilities such as bank loans on behalf of corporations other than consolidated subsidiaries and their employees.

Mitsubishi Materials PMG	¥7,203 million
Kobelco & Materials Copper Tube Ltd.	¥3,476 million
Kobelco & Materials Kokan	¥2,341 million
Nusa Tengara Mining	¥2,317 million
NM Cement Co., Ltd.	¥1,664 million
PMG Indiana	¥1,580 million
PMG Pennsylvania	¥1,481 million
Eco Management Corporation	¥1,476 million
PMG Ohio	¥1,170 million
Plansee Mitsubishi Materials Global Sinter Holding S.A	¥1,061 million
Employees of the corporations above	¥4,401 million
Others (28 companies)	¥5,013 million

Total	¥33,188 million
(Including substantially guaranteed amount:	¥29,178 million)

In addition, the Company has deposited letters of undertaking on management services, etc., with the relevant banks against the loans payable of the company below.

Fuji Tokkon	¥300 million
Total	¥300 million

4. Retroactive obligations

Notes receivable discounted with banks	¥5,082 million
Notes receivable endorsed with recourse transferred	¥88 million
Notes and accounts receivable securitized with recourse	¥6,174 million

5. Pursuant to the "Law Concerning Revaluation Reserve for Land" (Law No. 34 promulgated on March 31, 1998), and the "Law for Partial Revision to the Law Concerning Revaluation Reserve for Land" (Law No. 19, promulgated on March 31, 2001), the Company and three consolidated subsidiaries revalued the land used for business at fair value. The related unrealized gain, net of income taxes and minority interests, was credited to "Revaluation reserve for land" in net assets in the consolidated balance sheet, and the applicable income tax effect was recorded as "Deferred income taxes on revaluation reserve for land" in liabilities in the consolidated balance sheet.

Revaluation method:

The value of land is primarily determined based on the assessed value of the fixed property tax adjusted reasonably, as stipulated in Article 2, Item 3, of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land (Government Ordinance No. 119, promulgated on March 31, 1998). However, another method of assessing the value of land adjusted reasonably according to the roadside value, as stipulated in Article 2, Item 4, of the Enforcement Ordinance above, is adopted for several land lots concerned.

(1) Mitsubishi Materials Corporation

Date of revaluation: March 31, 2002

Difference between the fair value of the revaluated land at March 31, 2007, and the book value after revaluation
(¥21,908) million

(2) Three consolidated subsidiaries

Date of revaluation: March 31, 2000

Difference between the fair value of the revaluated land at March 31, 2007, and the book value after revaluation
(¥6,514) million

6. Notes with maturity on the year-end date are primarily settled and accounted for as of the bill clearing date. As the year-end date of fiscal 2007, namely March 31, 2007, was a bank holiday, the following notes maturing at March 31, 2007, were included in the consolidated balance sheet as of March 31, 2007.

Trade notes receivable	¥5,100 million
Trade notes payable	¥5,172 million

[Consolidated Statement of Changes in Shareholders' Equity]

1. Total number of shares issued as of March 31, 2007: 1,252,092,486 shares of common stock

2. Number of treasury stock as of March 31, 2007: 3,690,375 shares of common stock

3. Cash dividends from retained earnings

(1) Dividends paid

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Dividend per share (¥)	Record date	Effective date
Approval by the Ordinary General Meeting of Shareholders held on June 29, 2006	Common stock	4,580	4.0	March 31, 2006	June 30, 2006
Board of Directors meeting held on November 18, 2006	Common stock	2,289	2.0	September 30, 2006	December 8, 2006

(2) Of the dividends for which the record date belongs to the fiscal year ended March 31, 2007, those for which the effective date of the dividends will be in the fiscal year ending March 31, 2008

A resolution is scheduled to be adopted in the following manner.

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Source of funds for dividends	Dividend per share (¥)	Record date	Effective date
Board of Directors meeting to be held on May 10, 2007	Common stock	4,995	Retained earnings	4.0	March 31, 2007	June 4, 2007

[Per-Share Information]

Net assets per share¥329.35
Net income per share ¥60.33

[Subsequent Events]

None applicable

[Translation]

(TRANSLATION)

Certified Copy of the Independent Auditors' Report on Financial Statements

INDEPENDENT AUDITORS' REPORT

May 8, 2007

To the Board of Directors of Mitsubishi Materials Corporation

KPMG AZSA & Co.

Designated Partner, Executive Partner
Certified Public Accountant: Kenji Sakurai
Designated Partner, Executive Partner
Certified Public Accountant: Yoshiyuki Yamasaki
Designated Partner, Executive Partner
Certified Public Accountant: Yoshiaki Uesaka

Pursuant to Article 436, Paragraph 2, Item 1, of the Corporation Law, we have audited the financial statements, that is, the Balance Sheet, the Statement of Operations, the Statement of Changes in Shareholders' Equity and the Notes to the Financial Statements and the supplementary schedules thereof of Mitsubishi Materials Corporation (the "Company"), for the 82nd Fiscal Year from April 1, 2006, to March 31, 2007. These financial statements and the supplementary schedules thereof are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the supplementary schedules thereof based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules thereof are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supplementary schedules thereof. Our audit also includes assessing the accounting principles used and significant estimates made by management, evaluating the overall presentation of the financial statements and the supplementary schedules thereof. We believe that our audit provides a reasonable basis for our opinion.

As a result of our audit, in our opinion, the financial statements and the supplementary schedules thereof referred to above present, in all respects, fairly the financial position and the results of operations of Mitsubishi Materials Corporation, for the period pertaining to the financial statements and the supplementary schedules thereof in compliance with business accounting standards generally accepted in Japan.

(Additional Information)

1. As discussed in the "Significant Accounting Policies" in the Notes to the Financial Statements, the Company has applied the "Accounting Standard for Measurement of Inventories" to the financial statements above, effective from this fiscal year. The Company also has changed the accounting method for income from industrial waste treatment in the Cement business segment and for loss on disposal of fixed assets.
2. As discussed in the "Subsequent Events" in the Notes to the Financial Statements, the Company merged Mitsubishi Materials Polycrystalline Silicon Corporation, a consolidated subsidiary, on April 1, 2007.

Our firm and the executive partner do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

[Translation]

(TRANSLATION)

Certified Copy of the Independent Auditors' Report on Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

May 8, 2007

To the Board of Directors of Mitsubishi Materials Corporation

KPMG AZSA & Co.

Designated Partner, Executive Partner
Certified Public Accountant: Kenji Sakurai
Designated Partner, Executive Partner
Certified Public Accountant: Yoshiyuki Yamasaki
Designated Partner, Executive Partner
Certified Public Accountant: Yoshiaki Uesaka

Pursuant to Article 444, Paragraph 4, of the Corporation Law, we have audited the consolidated financial statements, that is, the Consolidated Balance Sheet, the Consolidated Statement of Operations, the Consolidated Statement of Changes in Shareholders' Equity and the Notes to the Consolidated Financial Statements of Mitsubishi Materials Corporation ("the Company") and its consolidated subsidiaries, for the fiscal year from April 1, 2006, to March 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As a result of our audit, in our opinion, the consolidated financial statements referred to above present, in all material respects, fairly the financial position and the results of operations of the corporate group consisting of Mitsubishi Materials Corporation and the consolidated subsidiaries for the period pertaining to the consolidated financial statements above, in compliance with business accounting standards generally accepted in Japan.

(Additional Information)
As discussed in the "Basis of Presenting the Consolidated Financial Statements" in the Notes to the Consolidated Financial Statements, the Company has applied the "Accounting Standard for Measurement of Inventories, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" and the revised "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve and Its Implementation Guidance" to the consolidated financial statements above, effective from this fiscal year. The Company also has changed the accounting method for income from industrial waste treatment in the Cement business segment and for loss on disposal of fixed assets.

Our firm and the executive partner do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

[Translation]

(TRANSLATION)

Certified Copy of the Audit Report of the Board of Corporate Auditors

CORPORATE AUDITORS' REPORT

Regarding the execution of duties by directors for the 82nd Fiscal Year, which began April 1, 2006, and ended March 31, 2007, the Board of Corporate Auditors of Mitsubishi Materials Corporation (the "Company") hereby submits its audit report, which has been prepared through discussions based on the audit reports prepared by the respective corporate auditors.

1. Auditing Methods Employed by Corporate Auditors and the Board of Corporate Auditors and Substance Thereof

The Board of Corporate Auditors determined auditing policies, assigned tasks and other guidelines, received reports about the progress and results of audits from each corporate auditor, received reports on the execution of their duties and requested explanations, as required, from the directors and the Independent Auditors.

In compliance with the audit standards specified by the Board of Corporate Auditors and based on the auditing policies, assigned tasks and other guidelines above, each corporate auditor has communicated with the directors and other relevant personnel of the internal audit department to collect the necessary information and improve the auditing environment. Similarly, each corporate auditor has attended the meetings of the Board of Directors and other important meetings, heard about the execution of their duties from the directors and other relevant personnel, requested explanations therefrom, as required, examined important authorized documents and associated information, and studied the operations and financial position at the head office and principal offices. In addition, each corporate auditor has supervised and verified the substance of the resolution adopted by the Board of Directors and the current situation of in-house systems ("internal control systems") that have been improved pursuant to the resolution concerned, with regard to the improvement of systems as stipulated in Article 100, Paragraphs 1 and 3, of the Ordinance for Enforcement of the Corporation Law as the systems to ensure compliance of the execution of duties by directors with laws, regulations and the Articles of Incorporation and other systems deemed necessary to ensure the propriety of business operation of a joint stock corporation. As for the fundamental policy stipulated in Article 127, Item 1, and each initiative set forth in Article 127, Item 2, of the Ordinance for Enforcement of the Corporation Law, corporate auditors have studied their content based on the circumstances of deliberations at the Board of Directors and other organs. Moreover, the corporate auditors have communicated and exchanged information with directors, corporate auditors and other relevant personnel of the subsidiaries, and received reports on operations therefrom, as required. In the manner explained above, the corporate auditors have examined the Business Report and supplementary schedules thereof pertaining to the fiscal year ended March 31, 2007.

Furthermore, the corporate auditors have supervised and verified whether the Independent Auditors maintain independence and have done appropriate audits, and also have received reports on the execution of their duties and requested explanations, as required, from the Independent Auditors. The corporate auditors have been notified that the Independent Auditors are streamlining the "Systems to Ensure Appropriate Execution of Duties" (Matters set forth in Article 159 of the Ordinance for Corporate Accounting) according to the "Standards for Quality Control of Audit" (issued by the Business Accounting Deliberation Council on October 28, 2005) and requested explanations, as required. In the manner explained above, the corporate auditors have examined the financial statements (Balance Sheet, Statement of Operations, Statement of Changes in Shareholders' Equity and Notes to the Financial Statements) and supplementary schedules thereof of the Company, as well as the consolidated financial statements (Consolidated Balance Sheet, Consolidated Statement of Operations, Consolidated Statement of Changes in Shareholders' Equity and Notes to the Consolidated Financial Statements), pertaining to the fiscal year ended March 31, 2007.

2. Audit Results

(1) Audit results regarding the Business Report, etc.

i) In our opinion, the Business Report and the supplementary schedules thereof fairly represent the Company's conditions in accordance with the related laws and regulations, and the Articles of Incorporation.
ii) We have found no evidence of wrongful action or material violation of laws, regulations or the Articles of Incorporation by any directors with regard to the execution of their duties.
iii) In our opinion, the substance of the resolution regarding the internal control systems is fair and reasonable. We have found no matters to remark with regard to the execution of duties by the directors concerning the internal control systems.
iv) We have found no matters to remark with regard to the "Fundamental Policy Concerning the Control of the Company" (Fundamental Policy regarding the party controlling decisions on the Company's finance and operating policies) described in the Business Report. In our opinion, each framework under Article 127, Item 2, of the Ordinance for Enforcement of the Corporation Law is in line with the Fundamental Policy, does not harm the corporate values and the common interests of the shareholders or aim to maintain the status of the Company's officers.

(2) Audit results regarding the financial statements and the supplementary schedules thereof

In our opinion, the audit methods and results employed and rendered by the Independent Auditors, KPMG AZSA & Co., are fair and reasonable.

(3) Audit results regarding the consolidated financial statements

In our opinion, the audit methods and results employed and rendered by the Independent Auditors, KPMG AZSA & Co., are fair and reasonable.

Regarding the Osaka Amenity Park (OAP) business in which the Company has engaged in recent years, the Company was imposed an administrative penalty of a 2-week suspension of business beginning June 12, 2006, for business affairs related to the real estate business by the Metropolis of Tokyo. We as corporate auditors intend to further focus our efforts on reinforcing our audit to prevent a similar serious situation from occurring.

May 9, 2007

Board of Corporate Auditors of Mitsubishi Materials Corporation

Standing Corporate Auditor Yoshimitsu Moriya
Standing Corporate Auditor Yoshio Fujiwara
Standing Corporate Auditor Nobuaki Naito
Corporate Auditor Akio Utsumi

Note: Standing Corporate auditors Yoshimitsu Moriya and Corporate Auditor Akio Utsumi are outside corporate auditors as stipulated in Article 2, Item 16, and Article 335, Paragraph 3, of the Corporation Law.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

Tender Offer/Rights Offering
Notification Form
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) .... ☐

Securities Act Rule 802 (Exchange Offer) .... ☒

Exchange Act Rule 13e-4(h) (Issuer Tender Offer) .... ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)................................ ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) .... ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7) ☒

Sambo Copper Alloy Co., Ltd.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Mitsubishi Materials Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Keisuke Yamanobe, General Manager
Administration Department
8-374, Sambo-cho, Sakai-ku,
Sakai City, Osaka Prefecture 590-0906, Japan
+81 072-233-1161

(Name, Address (including zip code) and Telephone Number (including area code) of Persons Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 26, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I–INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

The following document is attached as an exhibit to this Amendment No. 1 to Form CB:

99.1 English translation of the Convocation Notice of an Extraordinary General Meeting of Shareholder, dated November 13, 2007.

Item 2. Informational Legends.

The legends required under Rule 802(b) under the Securities Act of 1933, as amended, are included in the attached exhibits, as applicable.

PART II–INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

99.2* Press release, dated October 26, 2007.

---

* Previously furnished to the U.S. Securities and Exchange Commission as an exhibit to Form CB, filed on October 26, 2007.

PART III–CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the original Form CB on October 26, 2007, Mitsubishi Materials Corporation filed a written irrevocable consent and power of attorney on Form F-X with the U.S. Securities and Exchange Commission.

PART IV–SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



By:
Name: Yoichi Taguchi
Title: Managing Director

Dated: November 13, 2007

Exhibit Index

Exhibit	Description
99.1	English translation of the Convocation Notice of an Extraordinary General Meeting of Shareholders, dated November 13, 2007 and submitted to the shareholders of Sambo Coppery Alloy Co., Ltd., regarding the approval of the Share Exchange Agreement by and between Mitsubishi Materials Corporation and Sambo Copper Alloy Co., Ltd. to make Sambo Copper Alloy Co., Ltd. a wholly owned subsidiary of Mitsubishi Materials Corporation.
99.2*	English translation of press release, dated October 26, 2007 and submitted to the Tokyo Stock Exchange, Inc., announcing a share exchange agreement between Mitsubishi Materials Corporation and Sambo Copper Alloy Co., Ltd. to make Sambo Copper Alloy Co., Ltd. a wholly owned subsidiary of Mitsubishi Materials Corporation.

---

* Previously furnished to the U.S. Securities and Exchange Commission as an exhibit to Form CB, filed on October 26, 2007.

Exhibit 99.1

Please note that the following purports to be an excerpt translation from the Japanese original notice of an extraordinary general meeting of shareholders of Sambo Copper Alloy Co., Ltd. prepared for the convenience of shareholders outside Japan with voting rights. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

November 13, 2007

To Our Shareholders

Sambo Copper Alloy Co., Ltd.

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the extraordinary general meeting of shareholders of Sambo Copper Alloy Co., Ltd. (the "Company") to be held as described below.

If you are unable to attend the meeting, after reviewing the document entitled "Reference for the General Meeting of Shareholders" attached hereto, please exercise your voting rights by indicating your approval or disapproval of the respective matters to be resolved and return the attached proxy* form with your signature and seal thereon to the Company, so that it will reach us no later than **November 20, 2007 (Tuesday).**

Yours truly,

Takao Hashida, President
Sambo Copper Alloy Co., Ltd.
8-374, Sambo-cho, Sakai-ku, Sakai-shi, Osaka

Details

1. Date and Time: 10 a.m., November 21, 2007 (Wednesday)

2. Place: Conference Room No. 1 of the Company
8-374, Sambo-cho, Sakai-ku, Sakai-shi, Osaka

3. Meeting Agenda: *Matters to be Resolved*

First Item of Business: Approval of the Share Exchange Agreement Signed Between Mitsubishi Materials Corporation and the Company

Second Item of Business: Dividends from Surplus

* If you exercise your voting rights by proxy on the day of the meeting, your proxy is requested to submit a power of attorney certifying the authority granted by you, the shareholder, to act as your proxy. You are limited to a single proxy who must be a shareholder of the company with voting rights.

Reference for the General Meeting of Shareholders

FIRST ITEM OF BUSINESS: *APPROVAL OF THE SHARE EXCHANGE AGREEMENT SIGNED BETWEEN MITSUBISHI MATERIALS CORPORATION AND THE COMPANY*

1. Reason for Conducting a Share Exchange with Mitsubishi Materials Corporation

The Company was established in 1935 and has received a stable provision of copper bullion as a raw material for our products from Mitsubishi Metal Mining Company Ltd. (currently Mitsubishi Materials Corporation) since it made an equity participation in the Company in 1965. The Company conducted capital increases in 1997 and 1999 and has occupied an important position as a consolidated subsidiary of Mitsubishi Materials Corporation ("Mitsubishi Materials"). On July 28, 2006, Mitsubishi Materials, Mitsubishi Shindoh Co., Ltd. ("Mitsubishi Shindoh") and the Company agreed to a study regarding a business alliance for the copper alloy business for the purpose of enhancing the strength of product development, cost competitiveness and marketing capabilities in the pursuit of joint development and/or effective utilization of production facilities. As a result, the three parties agreed on a shared recognition that synergies could be maximized if Mitsubishi Shindoh and the Company became wholly owned subsidiaries of their parent company, Mitsubishi Materials, and subsequently merged. Additionally, the Company determined that becoming a wholly owned subsidiary of Mitsubishi Materials would be an optimal way to mutually increase the corporate value of the Company and the Mitsubishi Materials Group to enable swifter groupwide decision-making of operations, thereby accelerating a scale-up expansion and a further increase in the competitive edge of the Group's copper business. Based on the conclusion of the management that the merged entity would be able to meet the expectations of our shareholders, Mitsubishi Materials and the Company entered into a share exchange agreement as described below.

The Company is scheduled to merge with Mitsubishi Shindoh by April 1, 2008, after becoming a wholly owned subsidiary of Mitsubishi Materials through the share exchange. Mitsubishi Shindoh also entered into a similar share exchange agreement with Mitsubishi Materials to become a wholly owned subsidiary of Mitsubishi Materials.

We hope you carefully review the detailed circumstances described in this notice and approve the proposed agreement.

2. Content of the Share Exchange Agreement

The text of the Share Exchange Agreement, which was entered into, on October 26, 2007, by and between Mitsubishi Materials and the Company, is as shown below.

Share Exchange Agreement (Copy)

Mitsubishi Materials Corporation (with address at 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo; hereinafter "Mitsubishi Materials") and Sambo Copper Alloy Co., Ltd. (with address at 8-374, Sambo-cho, Sakai-ku, Sakai-shi, Osaka; hereinafter "Sambo Copper Alloy") shall agree and enter into the agreement (hereinafter "this Agreement") regarding the share exchange between Mitsubishi Materials and Sambo Copper Alloy as described below.

Article 1 (Share Exchange)

Mitsubishi Materials and Sambo Copper Alloy shall conduct a share exchange (hereinafter the "Share Exchange") in accordance with this Agreement so that Mitsubishi Materials becomes the wholly owning parent of Sambo Copper Alloy and Sambo Copper Alloy becomes a wholly owned subsidiary of Mitsubishi Materials.

Article 2 (Shares to Be Issued in Association with the Share Exchange)

1. Mitsubishi Materials shall issue 9,658,262 shares of its common stock in association with the Share

Exchange and allot them to shareholders (including beneficial owners; hereinafter the same shall apply) whose names are registered or recorded in Sambo Copper Alloy's last register of shareholders (including the register of beneficial owners; hereinafter the same shall apply) other than Mitsubishi Materials on the day preceding the Effective Date (defined in Article 5 below; hereinafter the same shall apply) for shares held by such shareholders at the rate of 1.25 shares of Mitsubishi Materials' common stock for each share of Sambo Copper Alloy's common stock. Provided, however, that Mitsubishi Materials shall not issue any shares for 14,142,490 shares of Sambo Copper Alloy's common stock that Mitsubishi Materials currently holds.

2. Mitsubishi Materials shall issue shares of its common stock in association with the Share Exchange to shareholders whose names are registered or recorded in Sambo Copper Alloy's last register of shareholders other than Mitsubishi Materials on the day preceding the Effective Date for shares held by such shareholders at the rate of 1.25 shares of Mitsubishi Materials' common stock for each share of Sambo Copper Alloy's common stock.

Article 3 (Amounts of Capital and Reserves of Mitsubishi Materials)

The capital and several reserves of Mitsubishi Materials, which should increase in association with the Share Exchange, shall be as follows:

(1) Capital: ¥0

(2) Additional paid-in capital: Full amount of the variable paid-in capital paid by shareholders, which is stipulated in Article 68, Paragraph 1, Item 1-b, of the Ordinance for Corporate Accounting

(3) Legal reserve: ¥0

Article 4 (General Meeting of Shareholders for Approval of the Share Exchange Agreement, etc.)

1. Sambo Copper Alloy shall convene a general meeting of shareholders with November 21, 2007, as the intended date for the meeting, and request its shareholders to adopt a resolution for approval of this Agreement and matters considered necessary for the Share Exchange. Provided, however, that the date for the meeting may be changed to another day, as required, through consultations between Mitsubishi Materials and Sambo Copper Alloy.

2. Mitsubishi Materials will conduct the Share Exchange through a procedure that requires no approval of a general meeting of shareholders according to Article 796, Paragraph 3, of the Corporation Law.

Article 5 (Effective Date)

The due date for making the Share Exchange effective (hereinafter "Effective Date") shall be December 28, 2007. Provided, however, that the Effective Date is subject to change through consultations between Mitsubishi Materials and Sambo Copper Alloy if so required depending on the proceeding of the Share Exchange procedure.

Article 6 (Management of Corporate Properties)

1. Mitsubishi Materials and Sambo Copper Alloy shall continuously execute their respective operations of business and conduct management and operation of their properties, under the sufficient care of competent managers during the period from the signing date of the contract until the Effective Date. Any action that may have significant effects on any property and rights and/or obligations of the respective parties shall be taken after prior consultations between the parties.

2. Mitsubishi Materials may distribute dividends from surplus to its shareholders or registered pledgees of shares whose names are registered or recorded in Mitsubishi Materials' last register of shareholders as of

September 30, 2007, not exceeding the following amount:
¥4.00 per share for a total amount of ¥5,008,369,944.

3. Sambo Copper Alloy may distribute dividends from surplus to its shareholders or registered pledgees of shares whose names are registered or recorded in Sambo Copper Alloy's last register of shareholders as of November 13, 2007, not exceeding the following amount:
   ¥3.00 per share for a total amount of ¥68,007,300.

4. Other than as set forth in paragraphs 2 and 3 above, following the execution of this Agreement, Mitsubishi Materials and Sambo Copper Alloy shall not carry out any distribution of surplus, the record date of which is prior to the Effective Date of this Agreement.

Article 7 (Change to the Conditions of the Share Exchange and Termination of this Agreement)

Should any significant change to the financial conditions or management circumstances of either Mitsubishi Materials or Sambo Copper Alloy happen due to any cause such as an act of God during the period from the signing date of the contract until the Effective Date, should any serious disturbance to the execution of the Share Exchange happen or should the achievement of this Agreement become difficult in anyway, conditions of the Share Exchange and/or provisions of this Agreement may be changed or this Agreement may be terminated through consultations between the parties.

Article 8 (Validity of this Agreement)

1. This Agreement shall become void and invalid in case the proposed item of business is not approved at the general meeting of shareholders set forth in Article 4, Paragraph 1, of this Agreement.

2. Should circumstances require an approval of a general meeting of shareholders of Mitsubishi Materials in compliance with Article 796, Paragraph 4, of the Corporation Law, the issue will be addressed and resolved through consultations between Mitsubishi Materials and Sambo Copper Alloy.

3. This Agreement shall become void and invalid in case an approval of the authorities concerned cannot be obtained with regard to the Share Exchange.

Article 9 (Matters for Consultation Between the Parties)

Any matters other than those stipulated in this Agreement, which would become necessary for conducting the Share Exchange, shall be determined through consultations between Mitsubishi Materials and Sambo Copper Alloy in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, this Agreement has been executed in duplicate with respective signatures and seals thereon, with one copy to be held by each party.

October 26, 2007

Mitsubishi Materials:
Akihiko Ide, President
Mitsubishi Materials Corporation
5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo

Sambo Copper Alloy:
Takao Hashida, President
Sambo Copper Alloy Co., Ltd.
8-374, Sambo-cho, Sakai-ku, Sakai-shi, Osaka

3. Outline of the Content Stipulated in Article 184 of the Ordinance for Enforcement of the Corporation Law

(1) Matters regarding the propriety of the total exchange value, as well as other matters regarding the propriety of the computation method and the allotment of the exchange value

To ensure the fairness and appropriateness of the share exchange ratio to be calculated in the share exchange, the Company designated GCA Co., Ltd. (hereinafter "GCA"), whereas Mitsubishi Materials designated Mitsubishi UFJ Securities, Co., Ltd. (hereinafter "Mitsubishi UFJ Securities"), as their respective third-party institutions to perform the calculation of the share exchange ratio.

To calculate the value of the stock of the respective companies, GCA adopted the market value average method for Mitsubishi Materials, the multiple method (a method which applies multiples to the comparable company's financial metrics) and the discounted cash flow (DCF) method for the Company. Mitsubishi UFJ Securities adopted the market value average method for Mitsubishi Materials, and the multiple method (a method which applies multiples to the comparable company's financial metrics) and the discounted cash flow (DCF) method for the Company. In applying the market value average method, GCA and Mitsubishi UFJ Securities adopted the average closing price per share on all trading days during the six-month, three-month and one-month periods ending on October 19, 2007, the reference date for evaluation for Mitsubishi Materials.

Mitsubishi Materials and the Company considered the share exchange figures with reference to the calculation results on the share exchange ratio, which were submitted by the respective aforementioned third-party advisors and, as a result of subsequent negotiations and discussions, both parties approved the final share exchange ratio as reasonable and acceptable for their respective shareholders at meetings of their respective boards of directors held on October 26, 2007 and signed the share exchange agreement on the same day.

In order to avoid any conflict of interests with minority shareholders, at the Company's board of directors meeting, Mitsubishi Materials' senior executive officer who concurrently serves as a director of the Company was not present at the deliberations or resolution of the share exchange agreement. Additionally, at the Company board of directors meeting, Mitsubishi Materials' executive officer and an employee who concurrently serve as the Company's auditors were not present at the deliberations of the share exchange agreement.

The share exchange ratio is subject to change by the mutual agreement of both companies in the event of a substantial change to any conditions on which the calculation is based.

Company	Mitsubishi Materials (wholly owning parent)	Sambo Copper Alloy (wholly owned subsidiary)
Share exchange ratio	1	1.25

(Mitsubishi Materials will issue 1.25 shares of its common stock for each share of Sambo Copper Alloy's common stock.)

(2) Reason for having chosen the relevant type of property (Mitsubishi Materials' stock) as an exchange value

The Company determined Mitsubishi Materials' common stock, in comparison to cash, to be an appropriate consideration as exchange value by taking into account its sustainable convertibility into money and the possibility of increased stock value that may be enjoyed by our shareholders in the future if the aforementioned synergies as stated in "1. Reason for Making a Share Exchange with Mitsubishi Materials" are materialized.

(3) Matters regarding the propriety of capital and reserves of Mitsubishi Materials

The capital and several reserves of Mitsubishi Materials, which should increase in association with the share exchange, are as follows:

1) Capital: ¥0

2) Additional paid-in capital: Full amount of the variable paid-in capital paid by shareholders, which is stipulated in Article 68, Paragraph 1, Item 1-b, of the Ordinance for Corporate Accounting

3) Legal reserve: ¥0

(4) Articles of Incorporation of Mitsubishi Materials

As for the Articles of Incorporation of Mitsubishi Materials, please refer to the attached "Articles of Incorporation of Mitsubishi Materials Corporation."

(5) Markets where the chosen exchange value is traded

Transactions of shares of Mitsubishi Materials' stock are conducted on the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange.

(6) Those who engage in transactions of the exchange value as intermediaries, brokers or deputy agents

As Mitsubishi Materials' stock is listed on the stock exchanges as referenced above, ordinary securities companies trade and handle them as intermediaries and/or brokers.

(7) Matters regarding market prices of Mitsubishi Materials' stock

Below is a table indicating the stock price fluctuations (on the First Section of the Tokyo Stock Exchange) of Mitsubishi Materials' stock for the past three fiscal terms.

	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007
Opening price	253	252	630
Peak price	280	675	655
Lowest price	189	230	388
Closing price	256	629	559
P/E ratio (consolidated)	17.73	12.16	9.27

The latest stock prices of Mitsubishi Materials' stock and other relevant information are available, for example, at the Tokyo Stock Exchange's Web site (http://www.tse.or.jp/).

(8) Matters regarding financial statements, etc.

As for Mitsubishi Materials' financial statements and other documents associated with the latest fiscal term, please refer to the attached "Financial statements for the 82nd fiscal year."

(9) Matters that may have significant effects on corporate properties after the closing date of the latest fiscal term

1) None applicable for the Company.

2) The following items may be mentioned for Mitsubishi Materials:

a) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on December 22, 2006, to absorb Mitsubishi Materials Polycrystalline Silicon Corporation, a wholly owned consolidated subsidiary, and merged it on April 1, 2007, in accordance with a share exchange agreement dated December 22, 2006.

b) Mitsubishi Materials resolved at an extraordinary Board of Directors meeting held on May 10, 2007, to absorb Mitsubishi Materials Kobe Tools Corporation, a wholly owned consolidated subsidiary, and merged it on October 1, 2007, in accordance with a share exchange agreement dated May 10, 2007.

c) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on May 25, 2007, to conduct a share exchange for the purpose of making Ryoko Sangyo Corporation, a consolidated subsidiary in which Mitsubishi Materials has a stake of 67.8%, a wholly owned subsidiary, and made it a wholly owned subsidiary through a share exchange on August 1, 2007, in accordance with a share exchange agreement dated May 25, 2007.

d) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on May 25, 2007, to completely hand over its gold bonding wire business to the Tanaka Kikinzoku Group (Tanaka Kikinzoku Kogyo K.K. and Tanaka Denshi Kogyo K.K.) and transferred it for value to Tanaka Denshi Kogyo K.K. on October 1, 2007, in accordance with a master agreement dated May 25, 2007, and a Kyushu-bunkatsu (absorption-type company split) agreement dated July 27, 2007.

e) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on October 26, 2007, to conduct a share exchange for the purpose of making Mitsubishi Shindoh, a consolidated subsidiary in which Mitsubishi Materials has a stake of 51.0%, a wholly owned subsidiary as of February 1, 2008, and signed a share exchange agreement with Mitsubishi Shindoh on October 26, 2007.

f) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on October 26, 2007, to conduct a share exchange for the purpose of making Sambo Copper Alloy, a consolidated subsidiary in which Mitsubishi Materials has a stake of 62.4%, a wholly owned subsidiary as of December 28, 2007, and signed a share exchange agreement with Sambo Copper Alloy on October 26, 2007.

SECOND ITEM OF BUSINESS: *DIVIDENDS FROM SURPLUS*

In conducting the share exchange for which your approval is requested as per the First Item of Business above, the Company intends to distribute dividends from surplus to shareholders whose names are registered or recorded in the last register of shareholders as of November 13, 2007, in the following manner.

This Second Item of Business shall be effective on condition that the First Item of Business is approved and that a distributable amount, which corresponds to the total amount of dividends from surplus, exists as of the date set forth in item (3) below.

(1) Type of property for dividends

The property for dividends shall be money.

(2) Matters regarding the allotment of the property for dividends and the total amount thereof

¥3 per share of the Company's common stock. The total amount of dividends shall be the product of dividend per share of the Company's common stock multiplied by the Company's total number of shares issued, not to exceed the amount of ¥68,007,300.

(3) Effective date of the dividends from surplus

December 25, 2007

Mitsubishi Materials and Sambo Copper Alloy are Japanese companies. Information distributed in connection with the proposed share exchange transaction is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the companies are located in Japan, and some or all of their officers or directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the companies may purchase shares of Sambo Copper Alloy otherwise than under the share exchange, such as in privately negotiated purchases.

[Translation]

Power of Attorney

I hereby grant power of attorney to [ ] with respect to the following matters.

Attendance at the extraordinary general meeting of shareholders of Sambo Copper Alloy Co., Ltd. to be held on November 21, 2007 (also in the event of any adjournment or continuation thereof), and exercise of voting rights in accordance with my instructions with regard to the following agenda items (Approve or Reject is to be marked with a circle).

However, where I have not given any instructions with respect to approval or rejection of the agenda items or where a revised version of the original draft has been submitted, a blank power of attorney will be given.

Agenda Item 1	With regard to original draft	Approve	Reject
Agenda Item 2	With regard to original draft	Approve	Reject

November [ ], 2007

No. of owned shares: [ ] shares Shareholder name:



Place for notified seal

[Translation]

ARTICLES OF INCORPORATION


MITSUBISHI MATERIALS CORPORATION

Articles of Incorporation
of
Mitsubishi Materials Corporation

Chapter I. General Provisions

Article 1. (Trade Name)

The name of the Corporation shall be 'Mitsubishi Materiaru Kabushiki Kaisha', and it shall be called in English as 'Mitsubishi Materials Corporation'.

Article 2. (Objectives)

The objectives of the Corporation shall be to engage in the following businesses:

1. Manufacture and sales of copper, lead, zinc, gold, silver, tin, copper wire rods, copper cakes and billets, copper tubes, and other non-ferrous and precious metal products;

2. Manufacture and sales of cement, cement solidifying materials, processed products of cement and ceramic products;

3. Manufacture and sales of ultra-hard-metal alloys and tools, diamond tools, sintered metal components, oleo bearings, and other powder metallurgy products;

4. Manufacture and sales of corrosion-resistant and heat-resistant alloys, copper alloys, zinc alloys for die-casting, precision cast and wrought products, and other non-ferrous alloys;

5. Manufacture and sales of precision moulds, machinery, equipment and devices for general industrial use, storage containers, transport containers, vehicles, and housing equipment;

6. Manufacture and sales of aluminium beverage cans, can tops and lids and other beverage and food containers, and collection of used aluminium cans;

7. Manufacture and sales of silicon for semiconductors, gold bonding wires and precision rolled products, sputtering targets, high purity materials, quartz products, selenium, tellurium, minor metals, electro-conductive powders and other components for electronics and telecommunications devices as well as materials thereof, and other electrical equipment and appliances;

8. Purchases and sales of petrol, naphtha, kerosene, light oil, heavy oil, asphalt, lubricating oil, liquefied petroleum gas and other petroleum-related products, and production and sales of coal, coke, iron ore and other minerals;

9. Production, process and sales of gravel, sand, rubble and other materials for civil engineering and construction, and quarrying business;

10. Manufacture and sales of ceramic condensers, surge absorbers, thermistors, varistor, noise filters, resistors, ceramic artificial bones and other special ceramic products;

11. Manufacture and sales of sulphuric acid, silico-chemicals, fluoro-chemicals, pigments, electrolytic magnesia, calcium carbonate and other inorganic chemical products, and concrete admixtures, paints, tyres and other organic chemical products;

12. Research, study, development, design, construction, operation and technical services in the filed of nuclear power and undertaking of provision thereof, and manufacture and sales of nuclear fuels;

13. Manufacture and sales of medicines, medical devices and food additives;

14. Research, study and development in the field of biochemistry, microbiology and other bioscience, and manufacture and sales of microbial preparations and enzyme preparations utilising technologies acquired by such research and development;

15. Development, manufacture, sales, lease and licensing of devices, systems and software related to data processing and telecommunication, and undertaking of provision of services related thereto;

16. Design, supervision and execution of civil engineering and construction, machine-installation and electric works, and other construction related works;

17. Mining, smelting and refining, metal fabrication, chemical engineering, power supply, manufacture of fertilisers and salt, agriculture and forestry, and disposal of public, industrial and medical wastes;

18. Purchases and sales, research, study, development, planning, design, technical instruction, undertaking of works, consulting and engineering services of raw materials, components and products related to each of the foregoing businesses;

19. Forwarding, insurance agency, wholesale, transport by local railways and automobiles, ocean-freight forwarding, agency, warehousing and travel agency businesses;

20. Purchases and sales, lease and management of real properties, intermediation related thereto, and land development;

21. Operation, management, lease and provision of management services of facilities for health, sporting, tourism and recreation; and

22. Any business incidental to each of the above items.

Article 3. (Head Office)

The Corporation shall have its head office in Chiyoda-ku, Tokyo.

Article 4. (Public Notice Method)

Public notices of the Corporation shall be given in the Nihon Keizai Shimbun published in Tokyo.

Chapter II. Shares

Article 5. (Total Number of Issuable Shares)

The total number of the Corporation's issuable shares shall be two billion six hundred eighty three million one hundred sixty two thousand (2,683,162,000) shares.

Article 6. (Issuance of Share Certificates)

The Corporation shall issue share certificates relating to the shares.

Article 7. (Acquisition of Corporation's Own Shares)

The Corporation may acquire its own shares through market transactions etc. by a resolution of the Board of Directors pursuant to the stipulation of Paragraph 2 of Article 165 of the Companies Law.

Article 8. **(Number of Unit Shares -*Tangen Kabushiki*- and Non-issuance of Certificates of Shares for Less Than a Unit – *Tangen-miman Kabushiki*-)**

1. The number of unit shares of the Corporation shall be one thousand (1,000).

2. The Corporation, notwithstanding the provision of Article 6, shall not issue certificates relating to shares less than a unit; provided, however, this may not apply where otherwise provided in the Share Handling Regulations.

Article 9. **(Rights concerning Shares Less Than a Unit)**

Shareholders (hereinafter, such term shall include beneficial shareholders) who have the shares less than a unit may not exercise the rights concerning their shares less than a unit except for the following rights:

1. rights stipulated in each Item of Paragraph 2 of Article 189 of the Companies Law;

2. rights to make a request under the provision of Paragraph 1 of Article 166 of the Companies Law;

3. rights to receive allotment of offering shares and allotment of offering share warrants pro rated to the number of shares owned by the shareholders; and

4. rights to make a request stipulated in the next Article.

Article 10. **(Additional Purchase of Shares Less Than a Unit)**

The Corporation's shareholders who have the shares less than a unit may, in accordance with the provision of the Share Handling Regulations, request the Corporation to sell and transfer to them the number of shares which shall become a unit if combined with their holding shares less than a unit.

Article 11. **(Share Handling Regulations)**

The handling and fees relating to the shares and the share warrants of the Corporation and procedures etc. relating to exercise of shareholders' rights toward the Corporation shall, in addition to laws and regulations or the Articles of Incorporation, be governed by the Share Handling Regulations established by the Board of Directors.

Article 12. **(Administrator of Register of Shareholders)**

1. The Corporation shall have an Administrator of Register of Shareholders.

2. The Administrator of Register of Shareholders and its place of business shall be determined by resolution of the Board of Directors and shall be notified in public.

3. The production and maintenance of the Corporation's register of shareholders (hereinafter, such term shall include the register of beneficial shareholders), the register of share warrants, the register of lost share certificates and other administrative works relating to the register of shareholders, the register of share warrants and the register of lost share certificates shall be entrusted to the Administrator of Register of Shareholders and shall not be handled at the Corporation.

Article 13. **(Record Date)**

Unless otherwise provided for by the Articles of Incorporation, the Corporation shall deem the shareholders or the registered pledgees of shares entered or recorded in the final Register of Shareholders as of a specific date, to be specified by the prior public notice thereof if necessary, as those who are entitled to exercise the rights of the shareholders or the registered pledgees of shares.

Article 14. (Matters to be Notified by Shareholders etc.)

1. Shareholders, pledgees or their legal representatives shall notify their names, addresses and seal impressions in accordance with the Share Handling Regulations. The same shall apply in case of any change in such matters. However, foreigners who customarily sign their names may substitute their specimen signatures for seal impressions.

2. Shareholders, pledgees or their legal representatives residing abroad shall designate their mailing addresses or appoint their resident agents in Japan, and shall notify thereof in accordance with the Share Handling Regulations. The same shall apply in case of any change in such matters.

Chapter III. General Meeting of Shareholders

Article 15. (Convocation of General Meeting of Shareholders)

1. The ordinary general meeting of shareholders shall be convened in June every year, and the extraordinary general meeting of shareholders may be convened whenever necessary.

2. The record date relating to voting rights at the ordinary general meeting of shareholders shall be 31 March of every year.

Article 16. (Convenor and Chairman of General Meeting of Shareholders)

The general meeting of shareholders shall be convened by the President Director based on a resolution of the Board of Directors and the President Director shall become the Chairman, unless otherwise provided for by laws and regulations. In case that the President Director is prevented from so acting, other Director shall replace this in the order previously determined by the Board of Directors.

Article 17. (Disclosure and Deemed Supply of Reference Documents of General Meeting of Shareholders etc. through Internet)

At the time of convening the general meeting of shareholders, it may be deemed that the Corporation has supplied toward the shareholders information which must be described or expressed in the reference documents of the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements by disclosing in a way to use the Internet in compliance with the stipulations of laws and regulations.

Article 18. (Exercise of Voting Rights by Proxy)

A shareholder may exercise his/her voting rights by appointing one (1) another shareholder of the Corporation having voting rights as his/her proxy. In such case, the shareholder or the proxy must submit to the Corporation a written document to prove such proxy each time of the general meeting of shareholders.

Article 19. (Diverse Exercise of Voting Rights)

A shareholder who holds shares for others must, where he/she exercises the holding voting rights without unification, notify the Corporation in writing of the effects and the reasons not later than three (3) days prior to the meeting date of the general meeting of shareholders.

Article 20. (Resolution of General Meeting of Shareholders)

1. Unless otherwise provided for by laws and regulations or by the Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority vote of the voting rights of shareholders present who are entitled to exercise their voting rights.

2. The resolution stipulated in Paragraph 2 of Article 309 of the Companies Law shall be adopted, where shareholders holding one third (1/3) or more of voting rights of shareholders who are entitled to exercise voting rights are present, by two thirds (2/3) or more of such voting rights.

Article 21. (Minutes of General Meeting of Shareholders)

With regard to the proceedings of the general meeting of shareholders, the minutes shall be produced in accordance with the provision of laws and regulations, and the Chairman and the Directors present thereat shall affix the names with seals or electronically sign.

Chapter IV. Directors and Board of Directors

Article 22. (Setting up of Directors and Board of Directors)

The Corporation shall have not more than ten (10) Directors and the Board of Directors.

Article 23. (Method of Election of Directors)

1. The Directors shall be elected by a resolution of the general meeting of shareholders.

2. The resolution of the general meeting of shareholders for electing the Directors shall be adopted, where shareholders holding one third (1/3) or more of the voting rights of shareholders who are entitled to exercise the voting rights are present, by a majority vote of such voting rights.

3. The election of the Directors shall not be by cumulative voting.

Article 24. (Directors' Term of Office)

The term of office of the Directors shall be until the closing time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within one (1) year after the election.

Article 25. (Representative Directors and Directors with Executive Titles)

1. The Corporation shall have one (1) President Director.

2. The President Director shall be appointed by a resolution of the Board of Directors and shall be Representative Director.

3. The Corporation may have one (1) Chairman Director, and one (1) or more Executive Vice President Directors and Managing Directors.

4. The Chairman Director, the Executive Vice President Directors and the Managing Directors shall be determined by a resolution of the Board of Directors.

5. Representative Directors may, by a resolution of the Board of Directors, be selected from among the Directors with executive titles of the preceding Paragraph.

Article 26. (Convocation and Chairman of Board of Directors)

Meetings of the Board of Directors shall, except as otherwise provided for by laws and regulations, be convened by the Chairman Director, and the Chairman Director shall become the chairman. In case that the Chairman Director is prevented from so acting or vacant, the President Director shall replace this, and in case that the President Director is prevented from so acting, other Directors shall replace this in the order previously determined by the Board of Directors.

Article 27. (Convocation Notice of Board of Directors)

1. The convocation notice of a meeting of the Board of Directors shall be despatched toward each Director and Corporate Auditor not later than four (4) days prior to the meeting date; provided, however, that this period may be shortened in case of urgency.

2. Where all of the Directors and the Corporate Auditors so agree, a meeting of the Board of Directors may be held without going through the procedure of convocation.

Article 28. (Resolutions and Minutes of Board of Directors)

1. A resolution of the Board of Directors shall be adopted, where a majority of the Directors who are entitled to participate in the decision are present, by the majority vote.

2. With regard to the proceedings of the Board of Directors, the minutes shall be produced in accordance with the provision of laws and regulations, and the Directors and the Corporate Auditors present thereat shall affix the names with seals or electronically sign.

3. In case that the requirements of Article 370 of the Companies Law are fulfilled, the Corporation shall deem a resolution of the Board of Directors to be adopted.

Article 29. (Execution of Business by Representative Directors)

The Representative Directors shall execute the business of the Corporation based on the decision of the Board of Directors. However, they shall execute daily businesses at their own discretion.

Article 30. (Exemption of Directors' Liabilities)

1. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 426 of the Companies Law, may exempt Directors (including ex Directors) from their liabilities, to the extent permitted by laws and regulations, by resolution(s) of the Board of Directors.

2. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 427 of the Companies Law, may enter into agreements with the External Directors which adopt the amount stipulated by laws and regulations as the limit of the liabilities.

Chapter V. Corporate Auditors and Board of Corporate Auditors

Article 31. (Setting up of Corporate Auditors and Board of Corporate Auditors)

The Corporation shall have not more than five (5) Corporate Auditors and the Board of Corporate Auditors.

Article 32. (Method of Election of Corporate Auditors)

1. The Corporate Auditors shall be elected by a resolution of the general meeting of shareholders.

2. The resolution of the general meeting of shareholders for electing the Corporate Auditors shall be adopted, where shareholders holding one third (1/3) or more voting rights of shareholders who are entitled to exercise the voting rights are present, by a majority vote of the voting rights.

Article 33. (Corporate Auditors' Term of Office)

1. The term of office of the Corporate Auditors shall be until the closing time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within four (4) years after the election.

2. The term of office of any Corporate Auditor elected to fill a vacancy of a Corporate Auditor who resigned before the expiration of the term of office shall expire at the time of expiration of his/her predecessor's term of office.

3. The effective term of the election resolution of an alternative Corporate Auditor who is elected in accordance with the provision of Paragraph 2 of Article 329 of the Companies Law shall be until the starting time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within two (2) years after such resolution.

Article 34. (Standing Corporate Auditors)

1. The Corporation shall have one (1) or more Standing Corporate Auditors.

2. The Board of Corporate Auditors shall select Standing Corporate Auditor(s) from among Corporate Auditors.

Article 35. (Powers of Board of Corporate Auditors)

The Board of Corporate Auditors shall consist of all Corporate Auditors, shall have the powers provided for by laws and regulations, and may, by its resolution, determine matters related to the execution by the Corporate Auditors of their duties. However, such resolution may not prevent any Corporate Auditor from exercising his/her powers.

Article 36. (Convenor and Chairman of Board of Corporate Auditors)

1. The Board of Corporate Auditors may appoint a convenor of meetings of the Board of Corporate Auditors in advance; provided, however, that the other Corporate Auditors may not be prevented from convening meetings.

2. With regard to meetings of the Board of Corporate Auditors, the convenor of the preceding Paragraph shall be the chairman.

Article 37. (Convocation Notice of Board of Corporate Auditors)

1. The convocation notice of a meeting of the Board of Corporate Auditors shall be despatched toward each Corporate Auditor not later than four (4) days prior to the meeting date; provided, however, that this period may be shortened in case of urgency.

2. Where all of the Corporate Auditors so agree, a meeting of the Board of Corporate Auditors may be held without going through the procedure of convocation.

Article 38. (Resolutions and Minutes of Board of Corporate Auditors)

1. A resolution of the Board of Corporate Auditors shall be adopted by a majority vote of the Corporate Auditors.

2. With regard to the proceedings of the Board of Corporate Auditors, minutes shall be produced in accordance with the provision of laws and regulations, and the Corporate Auditors present thereat shall affix the names with seals or electronically sign.

Article 39. (Exemption from Corporate Auditors' Liabilities)

1. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 426 of the Companies Law, may exempt Corporate Auditors (including ex Corporate Auditors) from their liabilities, to the extent permitted by laws and regulations, by resolution(s) of the Board of Directors.

2. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 427 of the Companies Law, may enter into agreements with the External Corporate Auditors which adopt the amount stipulated by the laws and regulations as the limit of the liabilities.

Chapter VI. Accounting Auditors

Article 40. (Setting up of Accounting Auditors)

The Corporation shall have the Accounting Auditor(s).

Article 41. (Election of Accounting Auditors)

The Accounting Auditor(s) shall be elected by a resolution of the general meeting of shareholders.

Article 42. (Accounting Auditors' Term of Office)

1. The term of office of the Accounting Auditor(s) shall be until the closing time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within one (1) year after the election.

2. Unless otherwise resolved at the ordinary general meeting of shareholders of the preceding Paragraph, the Accounting Auditor(s) shall be deemed to be re-elected at such ordinary general meeting of shareholders.

Chapter VII Accounts

Article 43. (Business Year)

The business year of the Corporation shall be from 1 April of each year to 31 March of the following year.

Article 44. (Decision-Making Body of Dividends from Surplus, etc.)

The Corporation shall, with regard to the matters relating to dividends from surplus, etc. stipulated by each Item of Paragraph 1 of Article 459 of the Companies Law, decide them by resolutions of the Board of Directors, without resolutions of the general meetings of shareholders, unless otherwise provided for by laws and regulations.

Article 45. (Record Date of Dividends from Surplus)

1. The record date of the Corporation's year-end dividends shall be 31 March of every year.

2. The record date of the Corporation's interim dividends shall be 30 September of every year.

3. The Corporation may, in addition to the preceding two Paragraphs, make distribution of surplus by setting out record date(s).

Article 46. (Prescription Period)

Where dividend assets are pecuniary, if the dividends are not received for five (5) full years from the date of commencement of payment, the Corporation shall be released from the payment obligation.

[History]

Enacted on 1 April 1950
Amended on 31 July 1950
Amended on 30 November 1951
Amended on 28 May 1971
Amended on 30 May 1972
Amended on 30 May 1973
Amended on 27 June 1991
Amended on 29 June 1994
Amended on 26 June 1998

Amended on 1 December 1952
Amended on 29 November 1956
Amended on 29 May 1957
Amended on 28 November 1963
Amended on 27 November 1964
Amended on 30 May 1967
Amended on 30 May 1968
Amended on 29 May 1970
Amended on 29 November 1973
Amended on 1 December 1973
Amended on 30 May 1974
Amended on 30 May 1975
Amended on 29 June 1982
Amended on 27 June 1986
Amended on 29 June 1988
Amended on 1 December 1990
Amended on 29 June 1999
Amended on 29 June 2000
Amended on 27 June 2002
Amended on 27 June 2003
Amended on 29 June 2004
Amended on 29 June 2005
Amended on 29 June 2006

[Translation]

Documents Attached to the Notice of the 82nd Ordinary General Meeting of Shareholders

Report for Shareholders for 82nd Fiscal Year

(From April 1, 2006, to March 31, 2007)

Business Report
Balance Sheet
Statement of Operations
Statement of Changes in Shareholders' Equity
Notes to the Financial Statements
Consolidated Balance Sheet
Consolidated Statement of Operations
Consolidated Statement of Changes in Shareholders' Equity
Notes to the Consolidated Financial Statements
Certified Copy of the Independent Auditors' Report on Financial Statements
Certified Copy of the Independent Auditors' Report on Consolidated Financial Statements
Certified Copy of the Audit Report of the Board of Corporate Auditors

Mitsubishi Materials Corporation

[Translation]

Please note that the following purports to be an excerpt translation from the Japanese original Notice of Convocation of the 82nd Ordinary General Meeting of Shareholders of Mitsubishi Materials Corporation prepared for the convenience of shareholders outside Japan with voting rights. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

Business Report

(From April 1, 2006 to March 31, 2007)

Article 47. Particulars Concerning the State of the Group

1. Business Developments and Results

In the 82nd fiscal year, despite the continued high raw material and fuel prices persisting from the previous fiscal year, the Japanese economy attained a sustainable growth as rationalization efforts increased corporate earnings, which boosted capital investments and steadily improved the employment climate and earnings, in addition to strong demand overseas and stable domestic consumption.

Through the entire fiscal year under review, the Mitsubishi Materials Group continued to experience high raw material and fuel prices. Nevertheless, the Group performed generally well due to high prices for our main metals such as copper and brisk demand in the automotive, and information and electronics sectors, as well as growth in cement business in the United States.

The Group responded to such an operating environment by stabilizing its earnings structure as a final stage of the consolidated Medium-Term Management Plan, for which the fiscal year under review was the final year, and accelerating efforts to establish growth foundations to achieve success in our core businesses. Specifically, we concentrated management resources in our three growth fields— "Automotive," "Information and Electronics," and "Recycling" —while harnessing the strengths of integrated management; enhanced productivity by reinforcing facilities; and improved technologies by promoting collaborative development. In addition, the Group is aggressively implementing business alliances with other companies including the joint development of limestone mines in the cement business, with the aim of expanding earning opportunities. The Group is also strengthening its capital relationship with its subsidiaries and affiliates in the copper business and is maintaining a system to improve earnings capability based on the attainment of a unified business operation from the refining to the processing of copper as a group of companies. Moreover, the Group continued to direct concerted efforts to reinforce profitability and improve its financial structure. To reinforce profitability, we liquidated/transferred unprofitable businesses and enhanced operational efficiency in each sector. To improve the financial structure, with all our efforts, we dedicated to compress interest-bearing debt.

As a result of these factors, revenue increased in each business segment—Cement, Metals, and Electronic Materials & Components—and strategic investments from the previous year contributed to the improvement in profitability.

The consolidated net sales increased by 27.0% year on year to 1,452,108 million yen, and consolidated ordinary income increased for the fifth consecutive term and continued to break the record for the third consecutive term, rising 32.7% to 107,188 million yen.

The consolidated net income increased by 21.4% to 71,382 million yen, resulting from reserve from soil remediation loss of the Company's Central Research Institute (Saitama Prefecture) and extraordinary losses from business restructuring, etc., while posting an extraordinary income from increased equities of newly-issued shares for SUMCO Corporation.

Non-consolidated net sales of the Company alone increased by 25.6% year on year to 755,013 million yen, with ordinary profit increasing by 67.8% to 43,562 million yen. Net income increased by 74.4% to 12,830 million yen.

The Company has enforced the effect of the amendment of the Articles of Incorporation, by the resolution of the 81st Ordinary General Meeting of Shareholders on June 29, 2006, that the payment of dividends be declared and made by a resolution of the Board of Directors.

The Company understands that the shareholders' earning returns is one of the most significant aims of management, and has its policy to decide the profit allocation after a general assessment of the various elements, taking into account the whole aspects of management such as its financial constitution, internal reserves and incomes. Based on this policy, the Company has decided to pay 4 yen per share for the term end dividend, based on the resolution of the Meeting of the Board of Directors on May 10, 2007, therefore, together with 2 yen for the middle term dividend, the total divided per share for the 82nd fiscal year is 6 yen (a 2-yen increase per share compared to the previous fiscal year).

We are pleased to report the overall condition of each business segment of the Group as follows:

- Cement

Although the demand for cement was slightly down for public works projects in Japan, demand for cement in the private sector recovered based on improved industrial earnings resulting in high demand. In the overseas cement business, sales in the U.S. market were buoyant and sales volume and revenue exceeded those of the previous fiscal year.

The demand for aggregate, which was focused principally on ready mixed concrete, was bullish with sales volume and revenue exceeding those of the previous fiscal year.

Consequently, consolidated net sales for the term of this business increased by 21.1% to 199,869 million yen.

- Metals

Sales volume of copper declined year on year due to a decrease in copper production by P.T Smelting, which ceased operations from early October to mid-December 2006 because of a plant accident at their oxygen suppler, although sales of rolled copper and copper for electric cables in the domestic market were bullish, supported by a favorable demand for automotive and semiconductor related products. In spite of the decrease in sales volume, sales revenue exceeded those of the previous fiscal year because of a substantial increase in copper prices. Sales revenue of gold exceeded that of the previous fiscal year owing to an increase in gold prices, while its sales volume declined due to a decrease in the quantity of raw materials.

Sales volume and revenue of processed copper products exceeded those of the previous fiscal year, reflecting the bullish demand for billets and cakes related to the automotive industry and electronic materials, recovery of demand for wires, and inclusion of Mitsubishi Shindoh Co., Ltd. as a consolidated subsidiary.

Consequently, consolidated net sales for the term of this business increased 59.2% year on year to 680,438 million yen.

- Advanced Materials & Tools

Sales volume and revenue of cemented carbide products exceeded those of the previous corresponding fiscal year due to strong sales in Europe and the U.S., although their domestic sales slowed down due to reduced demand for automotive-related tools.

Sales of functional parts declined compared to the previous fiscal year due to the impact from the transfer of the sintered parts business to Plansee Mitsubishi Materials Global Sinter Holding S.A., an equity-method affiliate, on December 1, 2005.

Sales volume and revenue of high- performance alloys exceeded those of the previous fiscal year due to strong demand for automotive-related products and aviation-related components.

Sales volume and revenue of diamond- cutting tools exceeded those of the previous fiscal year due to a bullish demand for IT/ digital and automotive related products.

Consequently, consolidated net sales for the term of this business decreased 5.6% year on year to 153,020 million yen.

- Aluminum

Sales volume and revenue of aluminum cans increased, owing to a revision in sales prices to cover a substantial increase in raw material prices, the effect of business merger with Hokkai Can Co., Ltd., on October 1, 2005 (currently, Hokkan Holdings Limited), and strong sales of regular cans.

Sales volume and revenue of rolled and processed aluminum exceeded those of the previous fiscal year due to a revision in sales prices to cover a substantial increase in raw material prices and strong sales of automotive-related extruded components and rolled products, such as panels.

Consequently, consolidated net sales for the term of this business increased 14.1% year on year to 164,075 million yen.

- Electronic Materials & Components

Sales of advanced materials exceeded that of the previous fiscal year due to the impact of strong gold prices on the sales of gold wires, and strong demand for silicon- and semiconductor-related products mainly for 300 mm silicon wafers.

Sales of electronic devices declined compared to the previous fiscal year due to the withdrawal and readjustment of unprofitable products and the transfer of Kamaya Electric Co., Ltd., to Walsin Technology Corporation on April 28, 2006.

Sales volume and revenue of polycrystalline silicon exceeded those of the previous fiscal year, largely due to strong sales for 300 mm silicon wafers.

Consequently, consolidated net sales for the term of this business division increased 13.3% year on year to 88,375 million yen.

- Others

Sales of the energy-related business exceeded that of the previous fiscal year due to increased sales of coal and petroleum reflecting buoyant fuel prices, although sales of fuel assemblies for nuclear reactors decreased and the revenue and expenses of the engineering projects were revised.

Sales of precious metals exceeded that of the previous fiscal year due to strong sales of jewelry-related items even though sales of gold to individual consumers greatly decreased due to buoyant prices.

Consequently, consolidated net sales for the term of total of other business divisions increased 8.2% year on year to 330,767 million yen.

Concerning the sale of OAP Residence Tower within the Osaka Amenity Park, the Company received an order from Tokyo Metropolis on June 12, 2006 to halt its real estate operations for two weeks in accordance with the Buildings Lots and Building Transaction Business Law. We solemnly accept this order, and will engage in CSR activities to fulfill our social responsibilities and make the utmost efforts to execute our duties appropriately. We have nearly closed financial settlements with the condominium owners of OAP Residence Tower. Environmental works according to an agreement with OAP Residence Tower Administrative Union Corporate are progressing unhampered.

Net sales and operating profit for each business for the 82nd consolidated fiscal year are as follows:

Business Division	Item	The 82nd Period (April 2006 – March 2007)		The 81st Period (April 2005 – March 2006)		Change Rate (%)
		Amount (Million Yen)	Composition Ratio (%)	Amount (Million Yen)	Composition Ratio (%)	
Cement	Net sales	199,869	13.8	165,053	14.4	21.1
	Operating profit	18,335	23.3	15,638	22.6	17.2
Metals	Net sales	680,438	46.8	427,461	37.4	59.2
	Operating profit	33,395	42.4	22,962	33.3	45.4
Advanced Materials & Tools	Net sales	153,020	10.5	162,157	14.2	(5.6)
	Operating profit	16,114	20.5	19,985	29.0	(19.4)
Aluminum	Net sales	164,075	11.3	143,792	12.6	14.1
	Operating profit	2,849	3.6	3,441	5.0	(17.2)
Electronic Materials & Components	Net sales	88,375	6.1	78,005	6.8	13.3
	Operating profit	10,388	13.2	4,814	7.0	115.8
Others	Net sales	330,767	22.8	305,789	26.7	8.2
	Operating profit	4,733	6.0	7,871	11.4	(39.9)
Elimination or Corporate Assets or Expenses	Net sales	(164,439)	(11.3)	(138,559)	(12.1)	18.7
	Operating profit	(7,059)	(9.0)	(5,731)	(8.3)	23.2
Total	Net sales	1,452,108	100.0	1,143,699	100.0	27.0
	Operating profit	78,758	100.0	68,981	100.0	14.2

Note: Net Sales and Operating Profits resulting from transactions among the Business Divisions have been deducted through the "Elimination and Corporate Assets or Expenses" item.

2. The State of Fund Procurement of the Group

Concerning the Group's fund procurement for the 82nd consolidated fiscal year, the Company issued straight corporate bonds (35 billion yen), and raised funds through commercial paper and bank loans. Borrowings at the end of the 82nd consolidated fiscal year (including bonds and commercial papers) decreased 6,068 million yen from the end of previous fiscal year to 685,187 million yen.

3. The State of Capital Expenditures of the Corporate Group

The Group determines capital expenditures by carefully evaluating investment options for the fields expected to grow and become profitable, while promoting the reduction of interest-bearing debts.

The amount of capital expenditures for the 82nd consolidated fiscal year was 66,484 million yen, as a result of facility conversions and enhancing or rationalizing production facilities, as well as maintenance and repairs of existing facilities.

Capital expenditures for each business for the 82nd consolidated fiscal year are as follows:

- Cement

We newly constructed a thermal power generation plant in Japan, while carrying out maintenance and repair works for existing facilities mainly in Japan and the U.S.

The capital expenditure for this business was 21,114 million yen.

- Metals

We enhanced copper processing plants in Japan and copper refining plants in Japan and Indonesia, while carrying out maintenance and repair works for existing facilities.

The capital expenditure for this business was 11,626 million yen.

- Advanced Materials & Tools

We strengthened facilities to meet increased orders mainly for automotive-related components, while carrying out maintenance and repair works for existing facilities.

The capital expenditure for this business was 12,702 million yen.

- Aluminum

We strengthened production facilities principally for rolled aluminum products, while carrying out maintenance and repair works for existing facilities.

The capital expenditure for this business was 6,481 million yen.

- Electric Materials & Components

We strengthened production facilities for polycrystalline silicon in Japan and in the U.S., while carrying out maintenance and repair works for existing facilities. The capital expenditure for this business was 8,162 million yen.

- Others

We carried out maintenance and repair works at existing facilities.

The capital expenditure for these businesses was 6,396 million yen.

4. Succession of Legal Rights and Obligations Relevant to the Business of Other Companies Based on Merger and Absorption or Assimilative-divisive Reorganization

The Company acquired its subsidiary Mitsubishi Materials Polycrystalline Silicon Corp., which produces polycrystalline silicon, on April 1, 2007, according to the resolution of the Meeting of the Board of Directors held on December 22, 2006. The subsidiary's plant became the Company's Yokkaichi Plant under the Electric Materials & Components Division.

5. Acquisition or Disposal of Shares, Equities and Stock Acquisition Rights of Other Companies

The state of acquisition or disposal of shares, equities and stock acquisition rights of other companies at the 82nd fiscal year is as follows:

(a) The Company underwrote, through allocation of new shares to a third party, 1,574,111 common stocks of its subsidiary Onahama Smelting & Refining Co., Ltd., in July 2006, according to the

resolution of the Meeting of the Board of Directors held on December 20, 2005. Consequently, the Company's capital participation in Onahama Smelting & Refining Co., Ltd., increased to 50.03%.

(b) The Company transferred 7,492,546 common stocks of its subsidiary, Kamaya Electric Co., Ltd., to Walsin Technology Corporation of Taiwan on April 2006 according to the resolution of the Meeting of the Board of Directors held on March 24, 2006. Consequently, the Company's capital participation in Kamaya Electric Co., Ltd., decreased to 10.0% and the Kamaya Electric Co., Ltd. has been excluded from the scope of consolidation.

(c) The Company underwrote, through allocation of new shares to a third party, 22,222,000 common stocks of Mitsubishi Cable Industries Ltd., which is an equity-method affiliate, according to the resolution of the Meeting of the Board of Directors held on July 13, 2006. Consequently, the Company's capital participation in Mitsubishi Cable Industries Ltd. increased to 36.5%.

(d) The Company acquired, through a takeover bid, 10,543,000 common stocks of Mitsubishi Shindoh Co., Ltd., which is an equity-method affiliate, in September 2006, according to the resolution of the Meeting of the Board of Directors held on July 24, 2006. Consequently, the Company's capital participation in Mitsubishi Shindoh Co., Ltd. increased to 51.0%, and Mitsubishi Shindoh Co., Ltd. has become a consolidated subsidiary of the Company.

6. Assets and the Trends of Profit and Loss Accounts

(a) The Corporate Group's Assets and the Trends of Profit and Loss Accounts (Consolidated)

		The 79th Period April 2003 – March 2004	The 80th Period April 2004 – March 2005	The 81st Period April 2005 – March 2006	The 82nd Period April 2006 – March 2007
Net sales	(Million yen)	948,237	984,776	1,143,699	1,452,108
Operating profit	(Million yen)	43,422	54,084	68,981	78,758
Ordinary income	(Million yen)	36,124	50,505	80,759	107,188
Net income (Net losses)	(Million yen)	(5,323)	16,374	58,802	71,382
Net income per share (Net losses)	(yen)	(4.77)	14.44	51.73	60.33
Net assets	(Million yen)	183,885	196,901	303,560	481,970
Net asset per share	(yen)	162.57	174.18	265.15	329.35
Total assets	(Million yen)	1,435,114	1,420,824	1,609,445	1,773,899

Note 1: Beginning with the 82nd consolidated fiscal year, the Company adopts "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005) for computing net assets.

Note 2: Beginning with the 82nd consolidated fiscal year, the Company adopts "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9 issued on July 5, 2006).

(b) The Company's Assets and the State of Profit and Loss Account (Non-consolidated)

	The 79th Period April 2003 – March 2004	The 80th Period April 2004 – March 2005	The 81st Period April 2005 – March 2006	The 82nd Period April 2006 – March 2007

Net sales	(Million yen)	487,585	531,246	601,362	755,013
Operating profit	(Million yen)	14,306	21,521	21,432	28,482
Ordinary income	(Million yen)	14,088	20,203	25,960	43,562
Net income	(Million yen)	4,433	6,135	7,355	12,830
Net income per share	(yen)	3.91	5.42	6.39	10.84
Net assets	(Million yen)	219,070	223,675	262,658	308,130
Net asset per share	(yen)	193.43	197.60	229.26	246.74
Total assets	(Million yen)	1,040,394	1,043,306	1,078,576	1,124,059

Note 1: Beginning with the 82nd fiscal year, the Company adopts "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005) for computing net assets.

Note 2: Beginning with the 82nd fiscal year, the Company adopts "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9 issued on July 5, 2006).

7. Issues that the Corporate Group Should Tackle

It is thought that gradual and stable growth of the Japanese economy will continue, since consumer spending is expected to increase based on improved incomes and employment, with the demand for capital expenditure becoming basically more bullish based on further increases in corporate earnings. However, it is feared that the prices of raw materials and oil may continue to rise in addition to a slowdown of exports to the U.S. due to a sluggish U.S. economy and increased domestic interest rates in Japan in the near future.

In this business environment surrounding the Group, it may be expected, on one hand, that the demand for IT and digital-related products will continue to be strong, with continued buoyant sales of automotive-related products. On the other hand, it may not be expected that state of optimism to continue. Production costs are expected to increase due to increased raw material procurement prices, based on changes in the environment of supply and demand, and other raw material strategies of countries producing rare metals. This is due to the fact that the trend of the significant metal prices that affect the prices of products is opaque.

Under these conditions, the Group formulated the New Medium-Term Management Plan (April 2007 - March 2010) "Breakthrough 1000--Aiming to Become a Company with 100 Billion yen in Ordinary Income." Under the New Medium-Term Management Plan, while maintaining the management policies of previous medium-term management plans, the Group's strengths will be further reinforced by realizing "Advancement and Change" throughout the Group's businesses to become a corporate group that can continue to annually record ¥100 billion in earnings, which we achieved during the fiscal year under review, regardless of changes in the external business environment.

The Group's business structure is gradually becoming capable of earning stable income in our four core businesses—Cement, Metals, Advanced Materials & Tools and Electronic Materials & Components. Under the New Medium-Term Management Plan, the business foundation of each of the four core businesses will be further reinforced. Taking advantage of the difference in the business cycle of each business, we will stabilize the overall earnings of the Group by pursuing the so-called four-wheel-drive management. The basic measures of the New Medium-Term Management Plan are as follows:

(a) Expansion and reinforcement of our four core businesses underlying integrated management.

We will strive to further strengthen our business foundation by pursuing a vertical value chain from raw materials to downstream products while focusing on growth points in the four core businesses—Cement, Metals, Advanced Materials & Tools and Electronic Materials & Components—and through value-added "Only One" or "No. 1" businesses and products. To reinforce the value chain, we will promote strategic partnerships with other companies including capital tie-ups, if necessary.

(b) Advancement and change by promoting growth strategies

The Group will continue to concentrate management resources in our three growth fields—"Automotive," "Information and Electronics," and "Recycling." Emphasizing these three fields not only in capital investments but also in R&D, we will continue to improve the Group's overall technologies including, for example, the development of electronic systems.

(c) Reinforcement of the financial structure

Under the New Medium-Term Management Plan, we will promote increasingly aggressive capital investments within operating cash flow. We will improve the equity ratio by such investments and enhance profitability.

(d) Reinforcement of corporate governance

We will improve corporate value by fulfilling our social responsibility. To do so, we will enhance corporate governance by steadily promoting CSR activities and completing the internal control system.

8. Major Business Activities of the Corporate Group (As of March 31, 2007)

The Corporate Group's business activities include the production and sales of cement and cement secondary products; refining, processing and sales of copper, gold and silver; production and sales of cemented carbide tools etc.; production and sales of aluminum beverage cans and rolled and processed aluminum; production and sales of various electronic materials and electronic components; production and sales of fuel assemblies for nuclear reactors and subcontracting in the field of nuclear fuel rod recycling. The major products and services of each business are as follows:

Business Division	Major Products and Services
Cement	Ordinary Portland cement and various other types of cements, solidification material type cement, cement processed products, fine gravel, sand, crushed stones, artificial lightweight aggregate, ready-mixed concrete etc.
Metals	Copper, gold, silver, lead, tin, zinc alloy, sulfuric acid, copper wire rod, copper cakes and billets etc.
Advanced Materials & Tools	Carbide tools, cemented carbide, corrosion-resistant alloy, heat-resistant alloy, special copper alloy, precision casting products, precision forging products, diamond- cutting tools, electric contact, small motors etc.
Aluminum	Bodies and covers for aluminum beverage cans, rolled aluminum products, processed aluminum products etc.
Electronic Materials & Components	Gold wires, sputtering targets, precision silicon products and other electronic materials; heat-conductive insulating substrates; surge absorbers, temperature sensors and other electric components; fluorine chemical products, conductive coatings, magnetic powder and other chemical products; polycrystalline silicon, columnar crystal silicon, silane gas, contact free ID systems etc.
Others	Petroleum, coal, fuel assemblies for nuclear energy power reactors, geo-thermal power generation, subcontracting of operations, design, research and surveying in the area of nuclear fuel recycling, engineering, precious metals products, jewelry, real estate agencies, real estate development, forestry, geological surveys, resource exploration, recycling of home appliances, consulting etc.

9. The Group's Major Plants and Business Offices (As of March 31, 2007)

(a) The Company

Head Office	1-5-1, Otemachi, Chiyoda-ku, Tokyo	
Plants and others	Cement	Aomori Plant, Iwate Plant, Yokoze Plant (Saitama), Higashitani Mine (Fukuoka), Kyushu Plant (Fukuoka)
	Metals	Akita Refinery, Naoshima Smelter & Refinery (Kagawa), Ikuno Plant (Hyogo), Sakai Plant (Osaka)
	Advanced Materials & Tools	Tsukuba Plant (Ibaraki), Gifu Plant, Okegawa Plant (Saitama), Iwaki Plant (Fukushima)
	Electronic Materials & Components [1]	Ceramics Plant (Saitama), Sanda Plant (Hyogo)
	Others	Geothermal & Electric Power Center (Saitama), Energy Project & Technology Center (Saitama)
Branch (office)	Sapporo Branch, Tohoku Branch (Miyagi), Tokyo Branch, Nagoya Branch, Osaka Regional Head Office, Kyushu Branch (Fukuoka)	
R&D Centers [2]	Central Research Centers (Saitama & Ibaraki)	
Offices [3 and 4]	Vancouver (Canada), Santiago (Chile), Shanghai (China), Kuala Lumpur (Malaysia), London (U.K.), Sydney (Australia)	

Note 1: Due to the merger with Mitsubishi Materials Polycrystalline Silicon Corp. on April 1, 2007, its plant was changed to the Company's Yokkaichi plant under the Electronic Materials & Components Division.

Note 2: Central Research Centers were united and renamed Central Research Institute on April 1, 2007, and is now in Ibaraki Prefecture.

Note 3: Sydney Office was established in August 1, 2006.

Note 4: Shared Service Center was reorganized to be under Head Office on March 1, 2007.

(b) Major Subsidiaries

Relevant Business Division	Company Name [1]
Cement	MCC Development Corp. (U.S.), Mitsubishi Cement Corp. (U.S.), Mitsubishi Materials Kenzai Corp. (Tokyo)
Metals	PT. Smelting (Indonesia), Sambo Copper Alloy Co., Ltd. (Osaka), Mitsubishi Shindoh Co., Ltd., (Tokyo), Onahama Smelting & Refining Co., Ltd. (Tokyo), MM Netherlands (Netherlands)
Advanced Materials & Tools	Mitsubishi Materials Tools Co., Ltd. (Tokyo), Japan New Metals Co., Ltd. (Osaka), Mitsubishi Materials Kobe Tools Co., Ltd., (Hyogo)
Aluminum	Mitsubishi Aluminum Co., Ltd. (Tokyo), Universal Can Corp. (Tokyo), Tachibana Metal Manufacturing Co., Ltd. (Osaka)
Electronic Materials & Components [2]	Mitsubishi Polycrystalline Silicon America Corp. (U.S.), Mitsubishi Materials Polycrystalline Silicon Corp. (Mie), JEMCO INC.(Akita)
Others	Ryoko Sangyo Corp. (Tokyo), Mitsubishi Materials Techno Corp., (Tokyo), Mitsubishi Materials Energy Corp. (Tokyo), Mitsubishi Nuclear Fuel Co., Ltd., (Ibaraki), Mitsubishi Materials Real Estate Corp. (Tokyo), Material-Finance Co., Ltd. (Tokyo)

Note 1: Locations within parentheses represent head office locations.

Note 2: The Company acquired Mitsubishi Materials Polycrystalline Silicon Corp. on April 1, 2007.

10. The Status of Employees (As of March 31, 2007)

(a) Status of Employees of the Corporate Group (Consolidated)

Business Division	Number of Employees [1]
Cement	3,568 (increased by 329 employees)
Metals	3,211 (Increased by 836 employees)
Advanced Materials & Tools	4,307 (Increased by 197 employees)
Aluminum	2,768 (Reduced by 44 employees)
Electronic Materials & Components	1,828 (Reduced by 809 employees)
Others	3,397 (Increased by 73 employees)
All Companies (For the whole Group)	552 (Increased by 29 employees) [2]
Total	19,631 (increased by 611 employees)

Note 1: Employee numbers within parentheses denote the change compared to the previous fiscal year end.

Note 2: Employees stated for All Companies are attached to administrative divisions that cannot be demarcated within a specified business division.

(b) The Status of Employees of the Company (Non-consolidated)

Number of Employees	Change Year on Year (persons)	Average Age	Average Years of Employment
3,848	Increased by 104	41.2	19.3

11. The State of Major Subsidiaries and Affiliates (As of March 31, 2007)

(a) The State of Major Subsidiaries

Company Name	Capital	The Company's Ownership (including indirect ownership)	Line of Business
PT Smelting	326 million U.S. dollars [1)]	60.5 %	Sales and production of electrolytic copper in Indonesia
MM Netherlands Corp	30 million U.S. dollars [1)]	100.0	Investments in Chili domestic copper mine business
Onahama Smelting & Refining Co., Ltd.	6,999 million yen [2)]	50.0 [2)]	Sales and production of electrolytic copper
Sambo Copper Alloy Co., Ltd.	2,550 million yen	62.4	Sales and processing of copper and copper alloy
Japan New Metals Co., Ltd.	500 million yen	100.0	Sales and production of tungsten, molybdenum and other powders
Mitsubishi Cement Corp.	70 million U.S. dollars [1)]	67.0	Sales and production of cement in the south-west area of the U.S.
MCC Development Corp.	64 million U.S. dollars [1)]	70.0	Investment in the American domestic ready-mixed concrete business
Mitsubishi Polycrystalline Silicon America Corp.,	328 million U.S. dollars [1)]	100.0	Sales and production of polycrystalline silicon for semiconductors in the southern part of the U.S.
Material-Finance Co., Ltd.	30 million yen	100.0	Financing the Company and its affiliates
Mitsubishi Aluminum Co., Ltd.	8,196 million yen	76.0	Sales and production of rolled and processed aluminum products
Mitsubishi Nuclear Fuel Co., Ltd.	3,000 million yen	66.0	Sales and production of nuclear fuel
Mitsubishi Shindoh Co., Ltd.	8,713 million yen [3)]	51.0 [3)]	Sales and processing of copper and copper alloy
Mitsubishi Materials Energy Corp.	490 million yen	100.0	Sales of oil, coal and other fossil fuels
Mitsubishi Materials Kenzai Corp.	2,950 million yen	78.0	Sales and production of cement processed products
Mitsubishi Materials Tools Co., Ltd.	100 million yen	100.0	Sales of carbide tools
Mitsubishi Materials Techno Corp.	1,042 million yen	100.0	Sales and production of industrial machinery, facility construction and civil engineering
Mitsubishi Material Real Estate Corp.	4,500 million yen	100.0	Sales of real estate and leasing business
Universal Can Corp.	8,000 million yen	80.0	Sales and production of aluminum beverage cans

Ryoko Sangyo Co., Ltd.	393 million yen	67.8	Sales of Company products and non-ferrous metallic products

Note 1: Denotes paid-up capital.

Note 2: Onahama Smelting & Refining Co., Ltd. increased capital from 6,000 million yen to 6,999 million yen through the allocation of new shares to a third party undertaken by the Company and others in July 2006. As a result, the Company's capital participation increased from 49.29% to 50.03%.

Note 3: Through the takeover bid for stocks of Mitsubishi Shindoh Co., Ltd. in July 2006, the Company's capital participation increased from 34.4% to 51.0%. As a result, Mitsubishi Shindoh Co., Ltd. became a subsidiary of the Company in September 2006.

(b) State of Major Affiliates

Company Name	Capital	The Company's Ownership (including indirect ownership)	Line of Business
Ube-Mitsubishi Cement Corporation	8,000 million yen	% 50.0	Sales of cement and cement related products
Kobelco & Materials Copper Tube Ltd.	6,000 million yen	45.0	Production and sales of copper tubes and fabricated copper tubes
SUMCO Corporation	114,107 million yen [1]	28.2	Production and sales of silicon wafers for semiconductors
P.S. Mitsubishi Construction Co., Ltd.	4,218 million yen	41.3	Pre-stressed concrete works, civil engineering and sales of concrete products
Mitsubishi Cable Industries, Ltd.	19,278 million yen [2]	36.7 Note 2	Production and sales of optical and electronic components and power and communication cables
Plansee Mitsubishi Materials Global Sinter Holding S.A	5 million Euro [3]	50.0	Investments in powder metallurgy products business in Japan, Europe and North America

Note 1: SUMCO Corporation increased its capital from 82,173 million yen to 114,107 million yen through share offering and issuance of new shares in November 2006. As a result, the Company's capital participation decreased from 30.0% to 28.2%.

Note 2: Mitsubishi Cable Industries Co., Ltd. increased its capital from 17,278 million yen to 19,278 million yen through the allocation of new shares to a third party undertaken by the Company in July 2006. As a result, the Company's capital participation increased from 29.2% to 36.5%.

Note 3: Denotes paid-up capital.

12. The Corporate Group's Major Lenders (As of March 31, 2007)

Major Lenders	Borrowed Amount (Million Yen)	Company Shares held by the Lender	
		Held Shares (Thousand)	Capital Participation Ratio (%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	117,197	36,134	2.9
Mitsubishi UFJ Trust and Banking Corporation	77,541	15,555	1.2
Mizuho Corporate Bank, Ltd.	45,567	3,000	0.2
The Norinchukin Bank	23,978	5,001	0.4
Japan Bank for International Cooperation	20,291	-	-

Note: The capital participation ratio is calculated after deducting the treasure stock (3,263,045 shares)

[Translation]

Article 48. Articles Concerning Stocks (As of March 31, 2007)

1. The total number of authorized shares: 2,683,162,000 (no change compared to the previous fiscal year).

2. The total number of issued shares: 1,252,092,486 (an increase of 104,174,565 compared to the previous fiscal year).

Note 1: The total number of share issued increased 51,321,724 upon the exercise of new share subscription rights of the Euro-Yen based convertible bonds due 2007.

Note 2: The total number of share issued increased 52,852,841 upon the exercise of new share subscription rights of the Euro-Yen based convertible bonds due 2009.

3. Number of shareholders: 161,848 (an increase of 986 compared to the previous fiscal year). Number of shareholders with voting rights: 130,410 (an increase of 1,902 compared to the previous fiscal year).

4. Major Shareholders

Shareholders	Investment in the Company	
	Number of shares held (Thousand)	Percentage of shareholding (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	78,983	6.3
Japan Trustee Service Bank, Ltd. (Trust account)	74,606	6.0
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,134	2.9
Meiji Yasuda Life Insurance Co.	29,047	2.3
Japan Trustee Services Bank, Ltd. (Trust account 4)	28,480	2.3
Mitsubishi UFJ Trust and Banking Corporation	15,555	1.2
Kaihatsu Industry Co.	14,296	1.1
Nippon Life Insurance Co.	12,888	1.0
Mitsubishi Heavy Industries, Ltd.	12,328	1.0
Mitsubishi Estate Co., Ltd.	11,640	0.9

Note: Percentage of shareholding is calculated after deducting the treasury stock (3,263,045 shares)

Article 49. Articles Concerning the Company's Executives

1. Directors and Corporate Auditors (As of March 31, 2007)

Title	Name	Position and Responsibilities	Representation of other companies
Representative Director President	Akihiko Ide	responsible for: General Operations of the Company	
Representative Director Executive Vice President	Tsuneo Katsuki	Assistant to the President CCO (Chief CSR Officer) responsible for: Business Structure Reform; CSR; Recourse & Environmental Business; Overseas Business; Civil Engineering and Construction Business	
Representative Director Executive Vice President	Haruhiko Asao	Assistant to the President CTO (Chief Technology Officer) responsible for: Corporate Production Engineering; Corporate Technology & Development; Rolled Copper Business; Energy Business; *Shimokita*-Waste Disposal Business	
Representative Director Executive Vice President	Hiroshi Yao	Assistant to the President responsible for: Aluminum Business; Aluminum Cans Business	President, Universal Can Corporation
Representative Director Managing Director	Hiroo Kiyokawa	Assistant to the President CIO (Chief Intelligent System Officer) responsible for: Personnel Affairs; Information System; Shared Services; Affiliated Corporations Div.	Senior Managing Director, Ryou-Kuu Resort Development Co., Ltd.
Representative Director Managing Director	Hisayoshi Honma	Assistant to the President CPO (Chief Procurement Officer) responsible for: Corporate Marketing; Procurement & Logistics; Electronic Materials & Components Business; Powder Metallurgy Products Business	
Representative Director Managing Director	Yoichi Taguchi	Assistant to the President CGO (Chief Green Officer) responsible for: Car Electronics System Business; Corporate Strategy; Legal & General Affaires; Corporate Communications & IR; Environment Management	
Representative Director Managing Director	Hiroshi Kanemoto	Assistant to the President CFO (Chief Financial Officer) responsible for: Internal Audit; Finance & Accounting; Improvement of Costs of the Head Office	President, Materials Finance Co., Ltd.
Director Executive Adviser	Akira Nishikawa		
Director	Yukio Okamoto		Representative Director,

Title	Name	Position and Responsibilities	Representation of other companies
			Okamoto Associates Inc. Managing Director, Pacifica Neo Ventures, LLC
Corporate Auditor (Standing)	Yoshimitsu Moriya		
Corporate Auditor (Standing)	Yoshio Fujiwara		
Corporate Auditor (Standing)	Nobuaki Naito		
Corporate Auditor	Akio Utsumi		Chairman, Mitsubishi UFJ Trust and Banking Corporation

Note 1: Mr. Yukio Okamoto is an Outside Director as stipulated in Article 2, Clause 15 of the Corporation Law.

Note 2: Mr. Yoshimitsu Moriya and Mr. Akio Utsumi are Outside Corporate Auditors as stipulated in Article 2, Clause 16 of the Corporation Law.

Note 3: Mr. Yoshimitsu Moriya is experienced as a manager in the banking sector and is very knowledgeable in finance and accounting.

Note 4: Mr. Nobuaki Naito is an ex-Director responsible for the Company's finance and accounting and is very knowledgeable in finance and accounting.

Note 5: Mr. Akio Utsumi is experienced as a manager in the banking sector and is very knowledgeable in finance and accounting.

Note 6: In addition to the above-mentioned, Directors and Corporate Auditors who hold concurrent offices in other companies are as follows;

Name	Name of the Company of Concurrent Office	Nature of the Concurrent Position
Tsuneo Katsuki	P.S. Mitsubishi Construction Co., Ltd.	Director
Haruhiko Asao	Mitsubishi Shindoh Co., Ltd.	Corporate Auditor
Hiroo Kiyokawa	CO-OP Chemical Co., Ltd.	Director
Yoichi Taguchi	SUMCO Corporation	Director
Akira Nishikawa	Sakai Chemical Industry Co., Ltd.	Director
Yukio Okamoto	Asahi Breweries, Ltd. Mitsubishi Motors Corporation	Director Corporate Auditor

Note 7: The Directors and Corporate Auditors who have resigned during the 82nd fiscal year are as follows. (Date of Resignation: June 29, 2006)

Representative Director and Executive Vice President, Mr. Koichi Kitamura

[Translation]

Corporate Auditor (Standing), Mr. Kuniyasu Sakakibara

Corporate Auditor, Mr. Toyoshi Nakano

(Reference) The following Executive Officers have assumed office as of April 1, 2007.

Title	Name	Position and Responsibilities
Senior Executive Officer	Michio Fujita	President, Cement Company
Senior Executive Officer	Fumio Shimada	President, Advanced Materials & Tools Company
Senior Executive Officer	Toshinori Kato	President, Metals Company
Senior Executive Officer	Makoto Miki	General Manager, Personnel Div., and responsible for the Precious Metal Business
Senior Executive Officer	Hironori Yoshimura	Assistant to the Director responsible for Corporate Technology & Development Vice President, Advanced Materials & Tools Company
Senior Executive Officer	Mayuki Hashimoto	President, Electronic Materials & Components Company
Senior Executive Officer	Yukio Ono	General Manager, Energy Business Div.
Executive Officer	Toshio Hiratsuka	General Manager, Procurement & Logistics Div.
Executive Officer	Yoshio Akiyama	General Manager, Resources & Environmental Business Div.
Executive Officer	Motohiko Masunaga	General Manager, Kyushu Plant
Executive Officer	Tadatoshi Teruyama	Vice President, Cement Company Managing Director, Ube-Mitsubishi Cement Corporation
Executive Officer	Shuichi Daigo	General Manager, Osaka Regional Head Office
Executive Officer	Yutaka Koshiba	Vice President, Metals Company
Executive Officer	Kimball McCloud	President, Mitsubishi Cement Corp. President, MCC Development Corp.
Executive Officer	Yukimasa Endo	General Manager, Aomori Plant
Executive Officer	Masanori Hirayama	General Manager, Overseas Dept., Cement Company
Executive Officer	Noboru Yonezawa	Vice President, Advanced Materials & Tools Company
Executive Officer	Takeshi Itaba	General Manager, Gifu Plant
Executive Officer	Naoki Uchiyama	Vice President, Electronic Materials & Components Company
Executive Officer	Hideaki Yoshida	General Manager, Corporate Technology & Development Div.
Executive Officer	Yoshiaki Inaba	General Manager, Corporate Production Engineering Div.
Executive Officer	Masayuki Minagawa	General Manager, Information Systems Div.
Executive Officer	Akira Takeuchi	General Manager, Legal & General Affairs Div.

2. Directors and Corporate Auditors' Remunerations

The amount of remuneration paid to Directors and Corporate Auditors in the 82nd fiscal year is as follows:

Position	Number of Directors/Corporate Auditors	Remuneration
Directors (of which Outside Directors)	10 Directors (1 Outside Director)	547 million yen (22 million yen)
Corporate Auditors (of which Outside Corporate Auditors)	4 Corporate Auditors (2 Outside Corporate Auditors)	122 million yen (57 million yen)

Note 1: "Remuneration" is the total amount of remuneration paid to officers holding office from June 30, 2006, bonuses to be paid in the following fiscal year (except for Outside Directors and Corporate Auditors) and transfer to the reserve for retirement allowances for officers.

Note 2: The remuneration of Directors should be less than 35 million yen per month, excluding the monthly salary paid for service as employees, according to a resolution of the 80th Ordinary General Meeting of Shareholders held on June 29, 2005.

Note 3: The remuneration of Corporate Auditors should be less than 12 million yen per month, according to a resolution of the 65th Ordinary General Meeting of Shareholders held on June 28, 1990.

Note 4: The bonuses of Directors except Outside Directors should be less than 170 million yen per year, according to a resolution of the 81st Ordinary General Meeting of Shareholders held on June 29, 2006. The actual amount is computed by taking into consideration the consolidated net income and consolidated ordinary income of the concerned fiscal year.

Note 5: Based on the resolution of the Meeting of the Board of Directors held on May 10, 2007, the Company will abolish the retirement allowance system for Directors and Corporate Auditors upon the closing of the 82nd Ordinary General Meeting of Shareholders held on June 28, 2007. Subject to approval of the proposal "Granting of retirement allowances to the retiring Director and Corporate Auditor and payment of accrued benefits following the abolition of the retirement allowance system" at said Meeting, the Company plans to pay the total amount of 482 million yen to ten Directors (including 15 million yen to one Outside Director), and the total amount of 120 million yen to four Corporate Auditors (including 65 million yen to two Outside Corporate Auditors) at the time of their retirement.

3. The State of Concurrent Offices Held by Outside Directors (As of March 31, 2007)

Status Classification	Name	Nature of Concurrent Office and Place of Work
Outside Director	Yukio Okamoto [1]	Representative Director, Okamoto Associates Inc. Managing Director, Pacifica Neo Ventures Corp. Outside Corporate Director, Asahi Breweries Ltd., Outside Corporate Auditor, Mitsubishi Motors Corp.
Outside Corporate Auditor	Yoshimitsu Moriya	Outside Corporate Auditor, Universal Can Corp.
Outside Corporate Auditor	Akio Utsumi [2]	Chairman of board of directors (Representative Director), Mitsubishi UFJ Trust and Banking Corporation

Note 1: Mr. Yukio Okamoto, Outside Director, holds a concurrent office as a representative director of Okamoto Associates Inc. However, this company does not conduct any significant business with the Company. He also holds concurrent office as a managing director at Pacifica Neo Ventures Corp. and the Company is investing in the Pacifica Fund One LP managed by the same company.

Note 2: Mr. Akio Utsumi, Outside Corporate Auditor, holds a concurrent office as the Chairman of the board of directors (Representative Director) at the Mitsubishi UFJ Trust and Banking Corporation. The Company is borrowing from said bank, which is a major shareholder of the Company.

4. Major Activities of Outside Directors and Corporate Auditors (As of March 31, 2007)

Status Classification	Name	Major Activities
Outside Director	Yukio Okamoto	Mr. Okamoto participated in 14 out of the 15 Meetings of Board of Directors during the 82nd fiscal year. Mr. Okamoto provides well-informed opinions concerning general management as a Director, and when necessary provides well-informed opinions on international affairs as an informed specialist on international matters.
Outside Corporate Auditor	Yoshimitsu Moriya	Mr. Moriya participated in all 15 Meetings of the Board of Directors and all 10 meetings of the Board of Corporate Auditors during the 82nd fiscal year. Mr. Moriya provides good judgment on all matters concerning general management as a Corporate Auditor, based on his abundant experience as a manager of financial business.
Outside Corporate Auditor	Akio Utsumi	Mr. Utsumi participated in 11 out of the 12 Meetings of the Board of Directors and all 8 Meetings of Board of Corporate Auditors during the 82nd fiscal year, since he assumed office in June 29, 2006. Mr. Utsumi provides good judgment on all matters of general management as a Corporate Auditor based on his abundant experience as a manager of financial business.

Note: Regarding the sale of OAP Residence Tower within the Osaka Amenity Park, the Company received an order to stop its real estate business for two weeks from Tokyo Metropolis in June 12, 2006 in accordance with the Buildings Lots and Building Transaction Business Law. However, none of the Outside Directors and Outside Corporate Auditors was involved with the sales of the estate.

Board Members are making efforts to prevent this kind of circumstance from happening from the viewpoint of improving the Group corporate governance.

5. Outline of the Limited Liability Agreement

To promote invitation of good talents to the Board of Directors or Corporate Auditors, the Company's Articles of Incorporation provide that the Company may close limited liability agreements with Outside Directors and Outside Corporate Auditors, pursuant to Article 427, Paragraph 1 of the Corporation Law. According to these provisions, the Company holds such agreement with one Outside Director and two Outside Corporate Auditors. The outline of the agreement is as follows:

(a) Limited Liability Agreement with Outside Directors

Concerning the liability provided for in Article 423, Clause 1 of the Corporation Law, Outside Director shall bear the liability for damages up to the amount as stipulated in Article 425, Clause 1 of the Corporation Law, as long as the Outside Director performed its duties in good faith and without gross negligence. The Outside Director is indemnified for any excess amount.

(b) Limited Liability Agreement with Outside Corporate Auditors

Concerning the liability provided for in Article 423, Clause 1 of the Corporation Law, Outside Corporate Auditor shall bear the liability for damages up to the amount as stipulated in Article 425, Clause 1 of the Corporation Law, as long as the Outside Corporate Auditor performed its duties in good faith and without gross negligence. The Outside Corporate Auditor is indemnified for any excess amount.

Article 50. Articles Concerning the Accounting Auditor

1. Name of the Accounting Auditor: KMPG AZSA & Co.

2. Remuneration

The remuneration of the Accounting Auditor for the 82nd consolidated fiscal year is as follows:

Content of the Remuneration	Amount
(a) Remuneration that the Company should pay for the service as Accounting Auditor	75 million yen
(b) Money and total amount of earning on assets and others that the Company and its subsidiaries should pay, including the above (a)	346 million yen

Note 1: The Company's auditing agreement with the Accounting Auditor does not subdivide the amount of remuneration into that attributable to the Securities and Exchange Law and that attributable to the Corporation Law. In reality, it is impossible to subdivide the two. Therefore the amount in (a) includes auditing remuneration based on the Securities and Exchange Law.

Note 2: Among the major subsidiaries of the Company, PT Smelting of Indonesia, Mitsubishi Cement Corp., MCC Development Corp., Mitsubishi Polycrystalline Silicon America Corp., Mitsubishi Nuclear Fuel Co., Ltd., use the services of auditing corporations (including auditors who have the appropriate auditing qualifications abroad) other than KMPG AZSA & Co. for auditing of their accounting documents as provided for in the Corporation Law, the Securities and Exchange Law and their equivalent laws in the relevant countries.

3. Content of Non-Auditing Duties

The Company subcontracts to the Accounting Auditor duties (non-auditing duties) that are other than the duties of Clause 1, Article 2, of the Certified Accounting Law, including "Advice concerning internal control assessment relevant to financial reporting".

4. Policy on Non-reappointment or Dismissal of the Accounting Auditor

In addition to dismissal of Accounting Auditor by a resolution of the Board of Corporate Auditors as stipulated in Article 340 of the Corporation Law, the Company may propose not to reappoint or to dismiss the Accounting Auditor to the General Meeting of Shareholders upon the consent or request of the Board of Corporate Auditors, if it is regarded as difficult for the Accounting Auditor to execute its duties in an appropriate manner.

Article 51. Systems to Ensure Execution of Duties by Directors in Conformity with Laws and the Articles of Incorporation and Other Systems to Secure Appropriate Business Operations

The Company's policy is as follows:

1. Systems to Ensure Execution of Duties by Directors and Employees in Conformity with Laws and the Articles of Incorporation

    (a) The Company shall determine the code of the conduct and internal regulations that should be observed by the directors and employees and establish corporate ethics and a compliance system.

(b) The Company shall determine execution of duties through the Board of Directors, Corporate Strategy Committee and other committees in accordance with laws, the Articles of Incorporation, and internal regulations and policies. In addition, the legal department and the relative department shall carry out the preliminary review of certain relevant articles.

(c) The Company shall determine the general policies and plans, etc., concerning compliance at the Meetings of the Board of Directors. In addition, the Company shall appoint the director who is in charge of compliance and establish a division responsible for compliance and a committee for CSR (Company Social Responsibilities) to promote cross-divisional compliance activities (including internal education) for the whole Company.

(d) The Company shall establish an information liaison desk to deal with particulars related to problems that may arise over compliance.

(e) The Company shall enforce periodical auditing concerning the state of compliance in each division based on internal auditing by the division in charge.

2. Systems for Preservation and Management of Information Related to the Execution of Duties of Directors

The Company shall properly preserve and manage the minutes of the meetings of the Board of Directors and the Corporate Strategy Committee and other significant information, in accordance with applicable laws, the Articles of Incorporation, internal regulations and policies.

3. Regulations and Other Systems Concerning the Risk Management

(a) The Company shall enforce strict management of significant matters through the Board of Directors, Corporate Strategy Committee, and other decision-making bodies, in accordance with applicable laws, the Articles of Incorporation, internal regulations and policies. In addition, the Company shall carry out preliminary review of significant matters by legal and other related department according to internal regulations and policies in order to identify risks and prevent risk elicitation.

(b) The Company shall determine the regulations, policies, and plans related to risk management in general at the Meetings of the Board of Directors. In addition, the Company shall appoint the Director in charge of risk management and establish a committee for CSR and a division responsible for risk management to promote cross-sectional risk management activities for the whole company.

(c) The Company shall establish and properly manage internal regulations and policies for individual risks, including information leakage risk, credit transaction risk and financial transaction risk.

(d) The Company shall enforce suitable management based on the legislation and ordinances concerning work-related accidents.

(e) The Company shall build a communication system with the aim of preventing damage from accidents on a massive scale, natural disasters or terrorism, and establish an organization to respond to such events.

(f) The Company shall enforce periodical auditing concerning the state of risk management in each division by the division in charge of internal audit.

4. Systems to Ensure Efficient Execution of Duties by Directors

(a) The Company shall determine rationally the areas of responsibility of each of the Directors and let the Executive Officers assist the Directors in their execution of duties in accordance with the

executive officers system. In addition, the Company shall determine the areas of responsibility and authority of each division and body in accordance with the internal regulations and policies.

(b) The Board of Directors shall determine the management plan and allocate suitable management resources and authority among the various divisions to achieve the plan. In addition, the Directors shall verify the progress of the plan at each division as the occasion demands and take appropriate measures when necessary.

(c) The Company shall enforce periodic inspection concerning the efficiency of the execution of duties of each division by the division in charge of internal audit.

5. Systems to Ensure Appropriate Operations of the Corporate Group Consisting of the Company and its Parent Company and Subsidiaries

(a) The Company shall aim at establishing corporate ethics, and build a compliance system and risk management system (including an internal education system) by letting each subsidiary enact regulations and policies identical to the Company's code of conduct and regulations for compliance and risk management.

(b) The Company shall provide a contact for each subsidiary so that the contacts discuss and exchange information with the subsidiaries over certain significant matters to improve the efficiency and soundness of management for the subsidiaries and the whole Group.

(c) The Company shall exchange necessary information with the subsidiaries listed on the Stock Exchange to ensure the efficiency of consolidated management of the Group. The Company shall also enhance the internal control systems of these subsidiaries, while respecting their autonomy and independence.

(d) In addition to the 1, 2 and 3 above, the Company shall enforce periodic inspection concerning the efficiency of management, risk management and compliance of each subsidiary by the division in charge of internal audit of the Company.

6. Particulars Concerning Employees Assigned to Assist Corporate Auditors and Such Employees' Independence from Directors

The Company shall establish a division to support the operations of the Corporate Auditors and place full-time employees. In addition, the Company shall obtain the consent of the Board of Corporate Auditors concerning transfer of each of the employees and consult with the Board of Corporate Auditors concerning assessment and evaluation of them.

7. Systems for Directors' and Employees' Reporting to Corporate Auditors

In the event that they find a fact that might cause considerable damage to the Company in the course of carrying out their duties or a fact that is regarded to have a significant impact on the Company, the Directors and employees shall swiftly report that to the Corporate Auditors or the Board of Corporate Auditors in an appropriate manner as stipulated in applicable laws and internal regulations of the Company. The same shall apply when Corporate Auditors request them to report on the operations they conduct.

8. Other Systems to Ensure Efficient Auditing by Corporate Auditors

(a) Corporate Auditors and representative Directors shall exchange their opinions periodically and at any time when deemed necessary.

(b) Corporate Auditors shall be provided with the opportunity to attend the meetings of the Board of Directors and other significant meetings of the Company.

[Translation]

Article 52. Fundamental Policy Concerning the Control of the Company

1. Content of the Fundamental Policy

As a general rule, the Company believes that the shareholders of the Company should be decided through free market transactions in Company stocks, since the Company is listed on the Stock Exchange. The Board of Directors would not categorically deny an acquisition of shares, even in the case of a large acquisition, if the party carrying out such acquisition is properly aware of the Company's business operations taking into account its value to the society and contributes to ensure and enhance the Company's corporate value and the common interests of the shareholders. As a matter of course, the Company believes that the decision to accept or decline a proposal for a Large-Scale Acquisition of shares should be ultimately left to the individual shareholders of the Company.

However, there are several Large-Scale Acquisitions that do not contribute to the corporate value of a target company or the common interests of the shareholders, including (i) those that obviously harm the corporate value and the common interests of the shareholders, (ii) those that essentially force shareholders to sell their shares, (iii) those that do not provide adequate time and information for the target company's board of directors to submit an alternative proposal, and (iv) those that require the target company to negotiate with the Acquirer to procure more advantageous terms for the shareholders than those presented by the Acquirer. In addition, unless the party carrying out a Large-Scale Acquisition of the Company's shares is properly aware of the Company's management environment, understands the sources of its corporate value and the common interests of the shareholders, and aims to ensure and enhance these factors in the medium to long term, the Company's corporate value and the common interests of the shareholders will be harmed.

As described above, the Company believes that parties carrying out Large-Scale Acquisition that may harm the Company's corporate values and the common interests of the shareholders are not suitable as the party controlling decisions on the Company's finance and operating policies. According to the above assessment, the Board of Directors shall secure the necessary time and information for the shareholders to assess whether the acquisition is appropriate in the event of Large-Scale Acquisition of the share of the company to deter acquisitions that conflict with the Company's corporate values and common interests of the shareholders. This will allow the management to negotiate with potential Acquirers on behalf of the shareholders.

2. Activities for Realization of the Fundamental Policy and Activities to Prevent Inappropriate Control

The Company has been developing its various businesses by utilizing technologies accumulated through the Company's original metal and coal mining business to form an integrated-business company conducting four core businesses, namely cement, copper, tools, and electronic materials, as well as the energy, precious metals, aluminum and environment and recycling businesses. The Company has a fundamental corporate philosophy of contribution to society through its various business activities, and has made consistent efforts to create an affluent society through the supply of basic materials indispensable to people's lives as a comprehensive basic materials maker, as well as seeking to reduce environmental impact and establish a resource-recycling social system. In addition, the Company is determined to continue endeavoring to ensure and enhance its corporate value and the common interests of the shareholders not only through developing its business activities, but also by gaining additional trust from its stakeholders such as shareholders, employees, customers, local communities, suppliers and many other related parties, while maintaining a harmonious coexistence with society.

In this environment, the Company is realizing the advantage of integrated-business management to attain the stabilization of financial structures and is endeavoring to establish the growth base to achieve victory in its principal occupation. From April 2007, in conformity with the above mentioned "(7) Issues that the Corporate Group should Tackle" under "I- Particulars Concerning the State of the Group", the Company shall grapple with the implementation of the various policies under the New Medium-Term Management Plan "Break-through 1000 -- Aiming to Become a Company with 100 Billion yen in Ordinary Income" for three fiscal years for a period from fiscal 2007 to fiscal 2009.

The Company, in conformity with the corporate credo and the various policies, continues to pursue the maximization of the Company's corporate value and the common interests of the shareholders. However, as we have already mentioned above, it may not be possible to ignore the potential of Large-Scale Acquisitions by third

parties that may harm the corporate values and the common interests of the shareholders. Therefore, the Board of Directors has introduced a resolution (Introduction of Countermeasures to Large-Scale Acquisition of the Company's Shares, (Takeover Defense Measures), hereinafter called "The Plan") at the Meeting of the Board of Directors held on the April 27, 2007, which was published as a framework to prevent inappropriate management. However, with respect to the introduction of the Plan, in the event that it is not approved by shareholders at the 82nd Ordinary General Meeting of Shareholders of the Company to be held in June 28, 2007, we shall rescind it immediately.

The Outline of the Plan is as follows:

(a) Fundamental Policy of the Plan

For the purpose of ensuring and enhancing the corporate value of the Company and the common interests of the shareholders, the Company sets out its takeover defense measures to implement specific measures to be complied with by a party carrying out or who plans to carry out Large-Scale Acquisition of the Company shares and warn them in advance that the Company may implement countermeasures, and certain circumstances, will make protective measures against the acquisition.

(b) Plan Details

(i) Targeted Large-Scale Acquisitions

The Plan will apply in cases where there is an acquisition of share certificates, or the like of the Company that falls under a. or b. below or any similar action (excluding where the Board of Directors approves in advance; such act is referred to as a "Large-Scale Acquisition"). Any party carrying out or proposing a Large-Scale Acquisition (the "Acquirer") must comply with procedures predetermined in the Plan.

(1) An acquisition that would result in the holding ratio of share certificates, etc., of a holder amounting to 20% or more of the share certificates, etc. issued by the Company

(2) A tender offer that would result in the ownership ratio of share certificates, etc., of the share certificate relating to the tender offer, and the owning ratio of share certificates, etc. of a person having a special relationship totaling at least 20% of the share certificates, etc. issued by the Company.

(ii) Prior Submission of Letter of Intent to the Company

Unless otherwise determined by the Board of Directors, before effecting the Large-Scale Acquisition, the Company will require any Acquirer conducting a Large-Scale Acquisition to submit to the Board of Directors a written undertaking in the form prescribed by the Company that the Acquirer will, upon the Large-Scale Acquisition, comply with the procedures set out in the Plan ("Letter of Intent").

(iii) Provision of Information

When the Acquirer submits the Letter of Intent, the Company will require the Acquirer to submit to the Company information necessary and appropriate for the Company's shareholders to consider the Large-Scale Acquisition ("Essential Information") in accordance with the following procedures.

The outline of Essential Information is as follows;

(1) Details of the Acquirer and its group

(2) The purpose of the Large-Scale Acquisition

(3) The basis for the calculation of the value of the Large-Scale Acquisition

(4) Financial support for the Large-Scale Acquisition

(5) Existence of communication (expression of intent) with any third party upon the Large-Scale Acquisition

(6) Lease agreements, etc, concerning the share certificates, etc. of the Company already held by the Acquirer

(7) Scheduled agreement between a third parties for the mortgage agreements etc. or any other agreements concerning the share certificates, etc. of the Company that the Acquirer intends to acquire upon Large-Scale Acquisition.

(8) Post-acquisition management policy, etc., for the Company and the Company group

(9) Post-acquisition policies dealing with the Company's employees and other stakeholders in the Company

(10) Specific measures to avoid any conflict of interests with other shareholders in the Company

(iv) Insuring the assessment period

After receiving the provided information concerning Large-Scale Acquisition, the Board of Directors will establish a period of either a. or b. below for evaluation, review, negotiation, opinion forming and alternative plan preparation by the Board of Directors.

(1) 60 days, in case of a tender offer of all the shares of the Company where the consideration is paid in cash (yen) only.

(2) 90 days in any other Large-Scale Acquisition

(v) Recommendations from the Independent Committee

Concerning the triggering of the countermeasures, the Company will receive the recommendation from the Independent Committee composed of members independent from the management of the Company to prevent arbitrary assessment by the Board of Directors of the Company.

(vi) Event of the triggering countermeasures

The Board of Directors will receive the implementation recommendations from the Independent Committees for the reason that the Acquirer did not comply with the procedures stipulated in the Plan or other reasons. Then the Board of Directors may reach a decision on the triggering countermeasures with utmost respect to the Independent Committee's recommendation.

The Company will, in principle, implement gratis allotment of stock acquisition rights for the countermeasures.

3. The Framework of the Above (2), along with the Fundamental Policy of the above (1), Does Not Harm the Common Interests of the Shareholders or Aim to Maintain the Status of Company's Officers

The Board of Directors has concluded, for the reasons mentioned below, that the framework mentioned in (2) above is in line with the fundamental policy of (1) above, and does not harm the common interests of the shareholders or aim to maintain the status of the officers of the Company.

(a) Fully satisfying the requirements of the Guidelines for Takeover Defense Measures

The Plan fully satisfies the three principles set out in the Guidelines Regarding Takeover Defense Measures for the Purposes of Ensuring and Enhancing Corporate Value and Shareholders' Common Interests released by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005, namely, the principle of ensuring and enhancing corporate value and shareholders' common interests, the principle of prior disclosure and shareholders' intent, and the principle of ensuring necessity and appropriateness.

(b) Introduction for the purpose of ensuring and enhancing the corporate value of the Company and the common interests of the shareholders

As described in section (2) above, the Plan is being introduced to ensure and enhance the corporate value of the Company and the common interests of the shareholders. This includes allowing shareholders to decide whether or not to accept a proposal for a Large-Scale Acquisition, securing for the Board of Directors the information and time necessary to submit an alternative proposal, and to negotiate with the Acquirer in the interests of the shareholders in the event of a Large-Scale Acquisition of the Company's shares.

(c) Respect of the intent of shareholders

The Plan has been introduced by the resolution of the Meeting of the Board of Directors held on April 27, 2007. However, the introduction of the Plan will be submitted to the 82nd Ordinary General Meeting of Shareholders to be held on June 28, 2007 in order to confirm the shareholders' intent. If the Meeting of Shareholders above disapproves the introduction of the Plan, the Board of Directors will abolish the Plan immediately.

The Plan will be effective until the closing of the 85th Ordinary General Meeting of shareholders of the Company to be held in June 2010. Even before the expiration of the effective period, if (i) a general meeting of shareholders of the Company passes a resolution to abolish the Plan, or (ii) the Board of Directors passes a resolution to abolish the Plan, the Plan shall be abolished immediately. In addition, as the term of office of the Company's Directors is one year, the shareholders' intent may be reflected through the election of the Company's Directors. Accordingly, the introduction and abolition of the Plan fully reflects the shareholders' intent.

(d) Emphasis on the decisions of highly independent outside parties and information disclosure

In introducing the Plan, the Company will establish the Independent Committee as an organization that will make objective resolutions and recommendations to the Board of Directors on the operation of the Plan, including triggering the countermeasures, in order to eliminate arbitrary decisions by the Board of Directors.

The Independent Committee is composed of three or more members elected from (i) Outside Directors of the Company, (ii) Outside Corporate Auditors of the Company, or (iii) outside experts (including experienced corporate managers, former bureaucrats, attorneys-at-law, certified public accountants, and academic experts) and is independent from the management of the Company.

The Company will disclose the outline of decisions by the Independent Committee to shareholders as necessary and ensure a structure of operation of the Plan in order to contribute to the corporate value of the Company and the common interests of the shareholders.

(e) Establishment of reasonable, objective requirements for triggering

The Plan is established so that it will not be triggered unless reasonable and objective requirements have been satisfied, and ensures a structure to eliminate arbitrary triggering by the Board of Directors.

(f) No dead-hand takeover defense measures

The Plan is designed in a way that it may be abolished at any time by the Board of Directors composed of Directors elected at the Company's general meeting of shareholders. Therefore, the Plan is not a dead-hand takeover defense measure (takeover defense measures in which even if a majority of the members of the Board of Directors is replaced, the implementation of the measures cannot be stopped).

--- End ---

We have omitted the last fraction of the amounts and the number of shares mentioned above in this Business Report. In addition, we have rounded off the ratios to the last decimal place.

[Translation]

Balance Sheet

(As of March 31, 2007)

(millions of yen)

Item	Amount
[ASSETS]	
Current Assets	**344,287**
Cash and cash equivalents	18,026
Trade Notes receivable	4,608
Accounts receivable	109,480
Merchandise	765
Products	17,024
Semi-products and work-in-process	41,533
Raw materials	25,432
Progress payment	2,655
Supplies	6,107
Advance payment	4,856
Prepaid expenses	824
Short-term loans receivables	2,463
Other receivables	16,182
Gold bullion loaned	48,253
Deferred income taxes	3,823
Other	45,430
Allowance for doubtful accounts	(3,181)
Fixed Assets	**779,772**
Property, Plant and Equipment	**308,053**
Buildings	68,592
Structures	20,997
Machinery and equipment	58,669
Vessels	2
Vehicles and delivery equipment	80
Tools, furniture and fixtures	2,382
Land	144,232
Construction in progress	11,956
Forest and timber	1,140
Intangible Assets	**2,434**
Mining rights	590
Software	1,407
Other	437
Investment and Long-Term Receivables	**469,284**
Investments in securities	157,801
Securities of subsidiaries and affiliates	299,942
Bods of subsidiaries and affiliates	4
Investments	97
Investments in subsidiaries and affiliates	6,437
Long-term receivables	541
Long-term loans to subsidiaries and	9,452
affiliates	8,694
Other	(6,906)
Reserve for loss on investments of	(6,782)
affiliates	
Allowance for doubtful accounts	
Total Assets	**1,124,059**

Item	Amount
[LIABILITIES]	
Current Liabilities	**492,932**
Trade Notes payable	1,499
Accounts payable	61,008
Short-term bank loans	187,841
Commercial Paper	28,000
Current portion of bonds	10,000
Other payables	1,888
Accrued expenses	32,739
Accrued income taxes	1,890
Advance received	3,653
Progress payments received and receivables	330
Unearned income	90
Accrues bonuses	5,903
Employee deposits	9,339
Facilities related notes payable	819
Other facilities related payables	8,271
Gold payable	129,404
Other current liabilities	10,249
Long-term liabilities	**322,997**
Bonds	80,000
Long-term loans	162,177
Deferred income taxes	2,390
Deferred income taxes on revaluation reserve for	29,815
land	22,215
Severance and pension benefits	567
Severance and pension allowances for officers	3,636
Reserve for loss on subsidiaries and affiliates	12,037
Reserve for soil remediation	6,053
Guarantee deposits received	4,103
Others	**815,929**
Total liabilities	
[NET ASSETS]	
Shareholders' Equity	**226,364**
Common stock	**119,457**
Capital surplus	**88,415**
Capital reserve	59,064
Capital surplus	29,351
Retained earnings	19,413
Other retained earnings	19,413
Reserve for reduction entry for fixed assets	1,462
Reserve for special account of reduction entry for fixed assets	795
Reserve for mine prospecting	1,652
Reserve for extraordinary depreciation	52
Earned surplus carried forward	15,451
Treasury stock	**(922)**
Unrealized Gains/Losses and Exchange Rate	**81,765**
adjustments	**51,498**
Net unrealized holding gains on securities	**(1,345)**
Deferred gains/losses on hedging instruments	**31,613**
Revaluation reserve for land	**308,130**
Total Net Assets	
Total Liabilities and Net Assets	**1,124,059**

Note: Amounts less than one million yen have been rounded down.

[Translation]

Statement of Operations

(From April 1, 2006 to March 31, 2007)

(millions of yen)

Item	Amount
Net sales	**755,013**
Cost of sales	**676,268**
Gross Profit	**78,744**
Selling, General and Administrative Expenses	50,262
Operating Profit	**28,482**
Non Operating Income	**35,839**
Interest income	1,344
Dividend income	26,820
Rental earned in undertaking	5,535
Other non-operating income	2,138
Non Operating Expenses	**20,759**
Interest expense	6,891
Expenses for rent in undertaking	4,131
Loss on disposal of property, plant and equipment	2,290
Mine liquidation expense	2,412
Other non-operating expenses	5,032
Ordinary Income	**43,562**
Extraordinary Income	**2,540**
Reversal of allowance for doubtful accounts	1,027
Reversal of reserve for loss on subsidiaries and affiliates	513
Gain on sales of shares of affiliates	471
Profit on sales of marketable securities and investments in	415
securities	62
Profit on sales of property, plant and equipment	49
Others	**27,417**
Extraordinary Loss	10,879
Write-down of stock in subsidiaries and affiliates	8,703
Provision for loss on soil remediation	3,359
Provision for loss on business of affiliates	969
Loss on impairment	729
Write-down of marketable securities and investments in	417
securities	124
Provision for allowance for doubtful accounts	4
Loss on disposal of fixed assets	2,231
Loss on sales of investment in securities	**18,684**
Others	4,929
Income before Income Taxes	925
Corporate income taxes, and business tax	**12,830**
Income taxes adjustments	
Net Income	

Note: Amounts less than one million yen have been rounded down.

[Translation]

Statements of Changes in Shareholders' Equity

(From April 1, 2006 to March 31, 2007)

(millions of yen)

	Shareholders' Equity						Valuation, Currency Translation and Other Adjustments				Total Net Assets
	Common Stock	Capital Surplus		Retained Earnings	Treasury Stock	Shareholders' Equity	Net Unrealized Holding Gains on Securities	Deferred Gains/Losses on Hedging Instruments	Revaluation Reserve for Land	Unrealized Gains/Losses and Exchange Rate Adjustments	
		Capital reserve	Additional Capital Surplus	Additional Retained Earnings (*)							
Balance as of March 31,2006	101,752	41,463	29,344	13,354	(631)	185,283	45,562	-	31,812	77,375	262,658
Changes during the year											
Exercise of stock purchase warrants	17,705	17,600				35,306					35,306
Cash dividends from retained earnings				(6,870)		(6,870)					(6,870)
Director's and Corporate Auditor's Bonuses				(100)		(100)					(100)
Net income				12,830		12,830					12,830
Decrease from write-downs of land revaluation excess				199		199					199
Acquisition of treasury stock					(299)	(299)					(299)
Disposal of treasury stock			6		8	15					15
Net change in items other than shareholders' equity							5,936	(1,345)	(199)	4,390	4,390
Total change during the year	17,705	17,600	6	6,059	(291)	41,080	5,936	(1,345)	(199)	4,390	45,471
Balance as of March 31,2007	119,457	59,064	29,351	19,413	(922)	226,364	51,498	(1,345)	31,613	81,765	308,130

*Composition of Additional Retained Earnings

	Reserve for reduction entry for fixed assets	Reserve for special account of reduction entry for fixed assets	Reserve for mine prospecting	Reserve for extraordinary depreciation	Earned surplus carried forward	Total
Balance as of March 31,2006	1,351	75	492	7	11,427	13,354
Changes during the year						
Provision to voluntary reserve (previous term)	139	626	195	22	(984)	-
Reversal of voluntary reserve (previous term)	(4)	(75)	(71)	(1)	152	-
Provision to voluntary reserve (current term)	15	168	1,186	27	(1,397)	-

Reversal of voluntary reserve (current term)	(39)		(151)	(4)	194	-
Dividends paid from retained earnings					(6,870)	(6,870)
Bonuses to Directors and Corporate Auditors					(100)	(100)
Net income					12,830	12,830
Reversal of revaluation reserve for land					199	199
Total change	111	719	1,159	45	4,023	6,059
Balance on March 31, 2007	1,462	795	1,652	52	15,451	19,413

Note: Amounts less than one million yen have been rounded down.

Notes to the Financial Statements

[Significant Accounting Policies]

1. 1. Valuation basis and method for assets

(a) (1) Marketable securities and investments in securities

(i) 1) Securities of subsidiaries and affiliates

Securities of subsidiaries and affiliates are stated at cost determined by the moving-average method.

(ii) 2) Other securities

Available-for-sale securities with available fair market values are stated at the market value as of the balance sheet date, based on market quotation. Unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of net assets. Realized gains and losses on the sale of such securities are computed by the moving-average method.

Available-for-sale securities without available fair market values are stated at cost determined by the moving-average method.

(b) (2) Inventories

Inventories are stated at acquisition cost modified by the write-down below cost to the net selling value. Smelted bullion assets are stated at the first-in, first-out (FIFO) method. Other inventories are primarily stated at the gross average method.

(Change in accounting policy)

The Company has adopted the "Accounting Standard for Measurement of Inventories" (Statement No. 9, issued by the Accounting Standards Board of Japan on July 5, 2006) in the year ended March 31, 2007, as the standard has become applicable to the fiscal year commencing before March 31, 2008, and the following fiscal years.

Consequently, gross profit, operating profit, ordinary income and income before income taxes for the year ended March 31, 2007, decreased ¥819 million, compared with the respective amounts that would have been reported by the previous accounting method.

(c) (3) Derivative transaction

Derivative financial instruments are stated at fair market value.

(d) 2. Depreciation method of fixed assets

(e) (1) Property, plant and equipment

Depreciation of property, plant and equipment of the Company is calculated primarily using the declining-balance method at rates based on the estimated useful lives of depreciable assets. However, the straight-line method is applied to certain facilities in the Naoshima Smelter & Refinery, the Sakai Plant, the OAP (Osaka Amenity Park) and the Tohoku Denryokusho, as well as to the power generation facilities at the Sumikawa Geothermal Plant.

Mine shafts under "Structures" and mining and raw material sites under "Land" are stated using the production output method.

The useful life and residual value of property, plant and equipment are computed according to the same criteria as those provided for by the Corporation Tax Law.

However, buildings (excluding building improvements) acquired on or after April 1, 1998, are depreciated by the straight-line method.

Although the shortening of useful lives has been conducted for certain buildings in compliance with the revision to the Corporation Tax Law in fiscal 1998, the useful lives before the revision have been partly used on an ongoing basis.

(Change in accounting policy)

Although property, plant and equipment at the Sanda Factory (Sanda, Hyogo Prefecture) was conventionally depreciated using the straight-line method, the depreciation method of property, plant and equipment except for buildings (excluding building improvements) has been changed to the declining-balance method, effective from the year ended March 31, 2007.

This change in accounting method has been adopted to more rationally clarify the classification in the period accounting of income and expenses and to strengthen the financial structure through the early collection of invested capital as the capacity utilization of the plant has risen reflecting the noticeable increase in production volume due to the increase in demand in recent years.

This change in accounting method had an immaterial impact on the statement of operations for the year ended March 31, 2007.

(Additional information)

The Company shortened the useful lives of equipment at the Sanda Factory (Sanda, Hyogo Prefecture) for the production of semiconductors from the previous 13 to 4 years, taking into account the high capacity utilization due to the increase in demand and the life cycle of products in recent years.

Consequently, gross profit, operating profit, ordinary income and income before income taxes for the year ended March 31, 2007, decreased ¥158 million, compared with the respective amounts that would have been reported under the previous accounting method.

(f) (2) Intangible assets

The amortization of intangible assets is computed by the straight-line method.

However, mining rights are stated using the production output method.

The useful lives of intangible assets are computed according to the same criteria as those provided for by the Corporation Tax Law. Capitalized software for internal use is amortized by the straight-line method over the estimated internal useful life (five years).

(g) 3. Accounting standards for reserves

(h) (1) Allowance for doubtful accounts

The allowance for doubtful accounts is provided at an amount sufficient to cover probable losses on collection. It consists of individually estimated uncollectible amounts and an amount calculated using the past rate of actual losses on collection.

(i) (2) Reserve for loss on investments of affiliates

The reserve for loss on investments of affiliates is provided at an amount sufficient to cover necessary amounts with regard to securities of subsidiaries and affiliates based on the evaluation of individual financial position and other conditions of the respective subsidiaries and affiliates.

(j) (3) Accrued bonuses

The reserve for bonuses for employees is provided at an amount to be defrayed for the year under review out of the estimated amount to be paid in the future.

(k) (4) Severance and pension benefits

The severance and pension benefits are provided at an amount calculated based on the projected benefit obligations and plan assets at the balance sheet date. Actuarial gains or losses are amortized from the fiscal year following the occurrence on a straight-line basis over 10 years, which is shorter than the average remaining service period of employees at the time of occurrence.

(l) (5) Severance and pension allowances for officers

The reserve for directors' retirement benefits is provided at 100% of the amount that would be required in accordance with the Company's internal regulations on severance and pension allowances for officers if all directors and corporate auditors terminate their services at the balance-sheet date.

(m) (6) Reserve for loss on subsidiaries and affiliates

The reserve for loss on subsidiaries and affiliates is provided at an amount to cover possible losses that will be borne by the Company with regard to investments in subsidiaries and affiliates beyond the amount of credits to the relevant subsidiaries and affiliates such as investments in capital and loans.

(n) (7) Reserve for loss on soil remediation

The reserve for loss on soil remediation is provided at an amount estimated to be necessary to clean up soil contamination at the sites of the Central Research Institute (Saitama, Saitama Prefecture) and Kaihatsu Board Co., Ltd. (Aizuwakamatsu, Fukushima Prefecture), based on management's estimation of the future remedial cost to be paid.

Kaihatsu Board Co., Ltd., was a subsidiary in which the Company held 100% equity, and the Company sold all its shares it then held as of April 10, 2007.

2. 4. Basis for recognizing revenue

Of total net sales, the percentage of completion basis is adopted for recognizing revenue resulting from the completion of works for which the term of work is more than one year.

3. 5. Other important matters in preparing the financial statements

(a) (1) Accounting for leases

Finance leases that do not transfer ownership of leased property to the lessee are primarily accounted for in the same manner as operating leases.

(b) (2) Accounting for hedging activities

(i) 1) Hedge accounting

The deferral method is adopted for hedging activities. For interest rate swap contracts, the preferential treatment is applied if the swap contracts satisfy the requirements. For monetary receivables and payables denominated in foreign currencies for which forward currency contracts are entered into, the appropriation treatment is applied.

(ii) 2) Hedging instruments, hedged items and hedging policy

The Company utilizes forward foreign currency contracts and currency swap contracts to reduce exposure to adverse foreign exchange fluctuations on foreign-currency-denominated receivables and payables.

The Company utilizes forward commodity contracts and commodity price swap contracts to hedge the impact of price fluctuations of nonferrous metal inventories. The Company also utilizes forward commodity contracts to hedge the exposure of future price fluctuations of nonferrous metal commodities to be delivered to customers in the future, which may be caused by forward pricing.

The Company enters into interest rate swap contracts to reduce exposure to adverse fluctuations in interest rates and lower finance costs on debt.

(iii) 3) Assessment of hedging effectiveness

In principle, the Company evaluates hedging effectiveness by comparing the cumulative changes in cash flows or the changes in fair value of the hedged items with the corresponding changes in the hedging derivative instruments for a period from the commencement of hedging to the time of determining the effectiveness.

Furthermore, the Company periodically checks and controls the transaction volume of forward commodity contracts to balance them with hedged nonferrous metal inventories, and verifies whether the planned income (loss) and cash flow amounts are secured to evaluate their hedging effectiveness at each annual and semiannual period-end.

(c) (3) Accounting for consumption taxes

Transactions subject to the consumption tax and the local consumption tax are recorded at amounts exclusive of the consumption tax.

4. 6. Change in significant accounting policies

(a) (1) Accounting Standard for Bonuses to Directors and Corporate Auditors

Effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standard for Directors' Bonus" (Statement No. 4 issued by the Accounting Standards Board of Japan on November 29, 2005). The adoption of this accounting standard had an immaterial impact on the statement of operations for the year ended March 31, 2007.

(b) (2) Partial Revisions to the "Accounting Standard for Presentation of Net Assets in the Balance Sheet, etc.," and the "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve, etc."

Effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005), the "Implementation Guidance for the Accounting Standard for Presentation

of Net Assets in the Balance Sheet" (the Financial Accounting Standard Implementation Guidance No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005), the revised "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve and Its Implementation Guidance" (Statement No. 1 issued by the Accounting Standards Board of Japan on August 11, 2006) and the revised "Guidance on Accounting Standard for Treasury Shares and Appropriation of Legal Reserve" (Statement No. 2 issued by the Accounting Standards Board of Japan on August 11, 2006).

The adoption of these accounting standards had no impact on the statement of operations for the year ended March 31, 2007.

Also, if these accounting standards had not been adopted at March 31, 2007, shareholders' equity amounting to ¥309,475 million would have been presented.

(c) (3) Change in accounting method for income from industrial waste treatment in the "Cement" business segment

Although income from industrial waste treatment in the Cement segment was conventionally deducted from the cost of sales, the Company has changed the accounting method for this income and included it in net sales, effective from the year ended March 31, 2007. This change in accounting method is intended to reflect the revenue structure of the Cement segment more appropriately as the income from industrial waste treatment has increased and become a stable and major revenue source of the Cement business.

Consequently, sales and the cost of sales increased ¥12,197 million and ¥11,917 million, respectively, and gross profit, operating profit, ordinary income and income before income taxes for the year under review increased ¥279 million, compared with the respective amounts that would have been reported under the previous accounting method.

(d) (4) Change in accounting method for loss on disposal of fixed assets

The loss on disposal of fixed assets was conventionally posted under "Extraordinary loss," in principle, excluding clearly current losses. Effective from the year ended March 31, 2007, however, the Company has changed its accounting method to its posting under "Non-operating expenses" with regard to expenses that accrue from equipment renewal, etc. This change in accounting method has been adopted to clarify the classification in the period accounting of income and expenses because the loss on disposal of fixed assets is expected to accrue on a current basis in the future.

Consequently, this change in accounting method had no impact on income before income taxes for the year under review although ordinary income decreased ¥2,290 million, compared with the respective amounts that would have been reported under the previous accounting method.

[Balance Sheet]

Assets pledged as collateral:

Land	¥18,528 million
Buildings	¥1,813 million
Structures	¥2,298 million
Machinery and equipment	¥1,871 million
Tools, furniture and fixtures	¥0 million
Mining rights	¥29 million
Investments in securities	¥411 million
Debt secured by the above:	
Accounts payable	¥26 million
Long-term loans	¥395 million

(Including current portion of long-term loans	¥157 million)
Others	¥958 million

In addition to the above, certain securities of subsidiaries and affiliates held by the Company, of which the book value amounted to ¥21,745 million, are given as third-party security to guarantee the loans of a subsidiary.

5. Accumulated depreciation for property, plant and equipment: ¥429,817 million

6. A total of ¥16 million is deducted from the acquisition value of property, plant and equipment as advanced depreciation from a government subsidy (in nominal terms of afforestation and standing timbers).

7. Liabilities for guarantee, etc.

The Company offered guarantees for liabilities such as bank loans on behalf of the corporations below and their employees.

Universal Can Corp.	¥23,216 million
Mitsubishi Materials PMG	¥7,203 million
PT Smelting	¥6,374 million
MM Netherlands Corp.	¥5,947 million
TokyoHosoKogyo Corporation	¥4,908 million
Kobelco & Materials Copper Tube Ltd.	¥3,476 million
Kobelco & Materials Kokan	¥2,341 million
Nusa Tengara Mining	¥2,317 million
Employees of the corporations above	¥4,031 million
Others (25 companies)	¥16,226 million
Total	¥76,042 million

(Including substantially guaranteed amount: ¥72,032 million)

In addition, the Company has deposited letters of undertaking on management services, etc., with the relevant banks against the loans payable of the company below.

Fuji Tokkon	¥300 million
Total	¥300 million

8. Retroactive obligations

Notes and accounts receivable securitized with recourse ¥2,749 million

9. Monetary receivables due from and payables due to subsidiaries and affiliates

Short-term monetary receivables	¥66,157 million
Long-term monetary receivables	¥9,982 million
Short-term monetary payables	¥76,129 million
Long-term monetary payables	¥8,407 million

10. Pursuant to the "Law Concerning Revaluation Reserve for Land" (Law No. 34, promulgated on March 31, 1998) and the "Law for Partial Revision to the Law Concerning Revaluation Reserve for Land" (Law No. 19, promulgated on March 31, 2001), the Company revalued the land used for business at fair value. The related unrealized gain, net of income taxes, was credited to "Revaluation reserve for land" in net assets in the balance sheet, and the applicable income tax effect was recorded as "Deferred income taxes on revaluation reserve for land" in liabilities in the balance sheet.

Revaluation method:

The value of land is primarily determined based on the assessed value of the fixed property tax adjusted reasonably, as stipulated in Article 2, Item 3, of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land (Government Ordinance No. 119, promulgated on March 31, 1998). However, another method of assessing the value of land adjusted reasonably according to the roadside value, as stipulated in Article 2, Item 4, of the Enforcement Ordinance above, is adopted for several land lots concerned.

Date of revaluation March 31, 2002
Difference between the fair value of the revaluated land at March 31, 2007, and the book value after revaluation (¥21,908) million

11. The year-end balance of "Severance and pension benefits" (including those associated with the employees' pension trust of the plan assets) stated on the balance sheet under the retirement benefit accounting is as follows:

(Millions of yen)

	Lump-sum retirement allowance plan	Qualified pension plan
Severance and pension benefits (Before excluding those from the plan assets)	¥31,030	¥1,277
Pension assets under employees' pension trust plan	(¥10,093)	—
Severance and pension benefits (net)	¥20,937	¥1,277

12. Notes with maturity on the year-end date are primarily settled and accounted for as of the bill clearing date. As the year-end date of fiscal 2007, namely March 31, 2007, was a bank holiday, the following notes maturing at March 31, 2007, were included in the balance sheet as of March 31, 2007.

Trade notes receivable	¥507 million
Trade notes payable	¥436 million
Facilities-related notes payable	¥256 million

[Statement of Operations]

Transactions with subsidiaries and affiliates

Sales to subsidiaries and affiliates	¥242,546 million
Purchases from subsidiaries and affiliates	¥182,499 million
Transactions other than operating transactions	¥176,898 million

13. Write-down below cost to the net selling value for the inventories held for ordinary selling purposes due to the decline in profitability

Cost of sales ¥830 million

[Statement of Changes in Shareholders' Equity]

Number of treasury stock as of March 31, 2007: 3,263,045 shares of common stock

[Tax Effect Accounting]

Breakdown by cause of deferred tax assets and liabilities

	(Millions of yen)
Deferred tax assets:	
Inclusion of interest income receivable into taxable income	2,096
Devaluation of buildings	9,380
Loss on impairment of fixed assets	1,097
Loss on valuation of securities of subsidiaries and affiliates	16,381
Reserve for bonuses	2,402
Severance and pension benefits	10,426
Reserve for loss on investments	2,810
Reserve for soil remediation losses	4,897
Accrued environmental expenses	2,175
Accrued remedial expenses	1,444
Reserve for loss on subsidiaries and affiliates	1,479
Deferred gains/losses on hedging instruments	2,326
Others	9,313
Deferred tax assets subtotal	66,232
Valuation reserve	(23,745)
Total deferred tax assets	42,487
Deferred tax liabilities:	
Exclusion of gain on sales of fixed assets from taxable income	(1,894)
Reserve for reduction entry for fixed assets	(1,003)
Reserve for special account for reduction entry for fixed assets	(545)
Reserve for quarries	(1,133)
Reserve for special depreciation	(36)
Net unrealized holding gains on securities	(35,038)
Deferred gains/losses on hedging instruments	(1,403)
Total deferred tax liabilities	(41,054)
Net deferred tax assets	1,432

14. Breakdown of deferred tax assets and liabilities concerning revaluation

	(Millions of yen)
Deferred tax assets:	
Deferred tax assets concerning revaluation	10,832
Valuation reserve	(4,820)
Total deferred tax assets concerning revaluation	6,012
Deferred tax liabilities:	
Deferred tax liabilities concerning revaluation	35,827
Net deferred tax liabilities concerning revaluation	29,815

15. Reconciliation between the statutory income tax rate and the effective income tax rate after the adoption of tax-effect accounting

	%
Statutory income tax rate	40.7
Reconciliation items:	
Dividend income and others, which are permanently excluded from taxable income	(21.5)
Entertainment expenses and others, which are permanently nondeductible	1.9
Tax deduction	(10.1)
Temporary difference and others for which tax effect is insignificant	19.0
Others	1.3
Effective income tax rate after the adoption of tax-effect accounting	31.3

[Translation]

[Leases]

Finance lease transactions that do not transfer ownership of leased assets to the lessee

Purchase price, accumulated depreciation, accumulated impairment loss and book value of leased assets

(Millions of yen)

	Purchase price	Accumulated depreciation	Accumulated impairment loss	Book value
Machinery and equipment	1,545	789	13	743
Vehicles	461	200	—	261
Tools	2,531	1,388	—	1,143
Software	445	231	—	214
Total	4,985	2,609	13	2,362

16. Assumed future lease payments at the end of the period under finance leases and balance of the impairment account on leased assets at the end of the period

	(Millions of yen)
Due within one year	836
Due after one year	1,533
Total	2,370
Balance of the impairment account on leased assets at the end of the period	7

Purchase price and assumed future lease payments under finance leases at the end of the period are included in interest paid because the percentage of the balance of the assumed future lease payments against the balance of tangible fixed assets is insignificant.

17. Lease payments, reversal of impairment account on leased assets, assumed depreciation expenses and impairment loss

	(Millions of yen)
Lease payments	943
Reversal of impairment account on leased assets	3
Assumed depreciation expenses	939
Impairment loss	—

18. Computation method of assumed depreciation expense

Depreciation expense is computed by the straight-line method, assuming the lease period as the useful life and no residual value.

[Transactions with Related Parties]

Subsidiaries and affiliates

Attribute	Company name	Location	Capital or investment (Millions of yen)	Substance of business	Ownership percentage of voting rights, etc.	The Company's relationship with the related party	
						Officers' posts concurrently held	Business relationship
Subsidiary	Sambo Copper Alloy Co., Ltd.	Sakai-ku, Sakai, Osaka Prefecture	2,500	Manufacture, processing and sales of nonferrous metal products	Directly holding (62%)	—	Provision of copper bullion to the subsidiary
Subsidiary	PT Smelting	Djakarta, Indonesia	US$326,000 thousand	Smelting of nonferrous metals	Directly holding (61%)	Posts concurrently held: 2	Supplier of the Company
Subsidiary	Universal Can Corp.	Bunkyo-ku, Tokyo	8,000	Manufacture, R&D and sales of aluminum cans	Directly holding (80%)	Posts concurrently held: 2	Provision of aluminum bullion to the Company
Subsidiary	Mitsubishi Nuclear Fuel Co., Ltd.	Tokai Village, Ibaraki Prefecture	3,000	Manufacture of nuclear fuel	Directly holding (66%)	Posts concurrently held: 2	Purchaser of the Company's products
Subsidiary	Material-Finance Co., Ltd.	Chiyoda-ku, Tokyo	30	Financing	Directly holding (100%)	Posts concurrently held: 2	Loans and transfer of credits

Attribute	Description of transactions	Transaction amount (Millions of yen)	Account item	Year-end balance (Millions of yen)
Subsidiary	Provision of copper bullion [1]	43,335	Accounts receivable	15,035
Subsidiary	Purchase of raw materials [1, 2]	105,079	Accounts payable	957
	Pledging of collateral [3]	30,899	—	—
Subsidiary	Guarantee of liabilities [4]	23,216	—	—
Subsidiary	Loans [5]	5,310	Short-term bank loans	4,980
	Interest expenses [6]	129	Long-term loans	8,000

Subsidiary	Loans [5]	50,500	Short-term bank loans	38,830
	Interest expenses [6]	350	Accrued expenses	38
	Transfer of credits [7, 8]	99,037	—	—
	Loss on transfer of credits [9]	29		

"Transaction amount" does not include consumption taxes, whereas "Year-end balance" includes them.

Transaction conditions and decision policies thereof:

Notes:

1. Transaction conditions are determined with reference to the market interest rate similarly to general terms and conditions.

2. The transaction amount includes ¥49,541 million for the transaction of mineral residua that are purchased via trading firms from PT Smelting. Such transactions were deemed to be substantially related-party transactions, in view of the substance of the transaction agreements.

3. The Company grants certain securities of subsidiaries and affiliates, of which the book value amounted to ¥21,745 million as of March 31, 2007, as third-party security to guarantee PT Smelting's bank loans of ¥30,899 million (US$261,750,000).

4. The Company grants a guarantee of liabilities on this subsidiary's bank loans.

5. The total amount of transactions accrued is stated for "Loans."

6. The interest rate for "loans" is rationally determined by taking into account market interest rates. No collateral is given by the Company.

7. "Transfer of credits" transactions are conducted in accordance with a master agreement entered into by and between the Company and Material-Finance Co., Ltd.

8. "Transfer of credits" refers to transferred amounts of ¥42,718 million in trade notes receivable and ¥56,318 million in accounts receivable.

9. "Loss on transfer of credits" is determined with reference to the general terms and conditions.

19. Officers and major individual shareholders

Attribute	Company or individual's name	Location	Capital or investment (Millions of yen)	Substance of business or occupation	Ownership percentage of voting rights, etc.	The Company's relationship with the related party	
						Officers' posts concurrently held	Business relationship
The officer and his relatives	Akio Utsumi	—	—	Corporate Auditor of the Company [Chairman and representative director of Mitsubishi UFJ Trust and Banking Corporation]	Directly held (1%)	—	—

Attribute	Description of transactions	Transaction amount (Millions of yen)	Account item	Year-end balance (Millions of yen)
The officer and his relatives	Loans [2]	4,125	Short-term bank loans	7,176
			Long-term loans	19,593
	Interest expenses [3]	632	Prepaid expenses	65
			Other current assets	11
			Accrued expenses	28

"Transaction amount" does not include consumption taxes, whereas "Year-end balance" includes them.

Transaction conditions and decision policies thereof:

Notes:

1. The above transactions were conducted by Akio Utsumi as a representative of Mitsubishi UFJ Trust and Banking Corporation.

2. The total amount of transactions accrued is stated for "Loans."

3. The interest rate for "loans" is rationally determined by taking into account market interest rates. No collateral is given by the Company.

[Per-Share Information]

Net assets per share ¥246.74
Net income per share ¥10.84

[Subsequent Events]

Merger of a Consolidated Subsidiary:

The Company merged Mitsubishi Materials Polycrystalline Silicon Corporation, a consolidated subsidiary, on April 1, 2007.

Mitsubishi Materials Corporation resolved at an ordinary Board of Directors meeting held on December 22, 2006, to absorb Mitsubishi Materials Polycrystalline Silicon Corporation (hereinafter "Mitsubishi Materials Polycrystalline Silicon"), a consolidated subsidiary, and merged it as of April 1, 2007.

(1) Purpose of the merger

Since its foundation in 1967, Mitsubishi Materials Polycrystalline Silicon has steadily developed itself as a dedicated manufacturer of polycrystalline silicon, a key material for silicon wafers for semiconductors.

At present, the market scale of polycrystalline silicon is expanding, supported by rapid growth in demand for applications such as semiconductors and solar cells. In these favorable circumstances, the Company decided to conduct this merger with the aim of further developing the business as one of the Company's core businesses, which should be achievable with swifter decision-making and reinforced technological development capability, by directly engaging in the polycrystalline silicon business.

(2) Summary of the merger

1) Schedule for the merger

Board of Directors meeting to approve the merger agreement:	December 22, 2006
Conclusion of the merger agreement:	December 22, 2006
Date of contract of the agreement (Effective date):	April 1, 2007
Registration of the merger:	April 2, 2007

2) Method of the merger

It was determined that the Company shall be the surviving company under the merger by absorption, whereas Mitsubishi Materials Polycrystalline Silicon shall cease to exist. As a result, Mitsubishi Materials Polycrystalline Silicon was liquidated.

3) Merger ratio

As this transaction was a merger by absorption of a wholly owned subsidiary in which the Company invested 100% equity of its capital, no share was issued and no money was paid due to the merger.

(3) Designation of the signing counterpart of the merger agreement, as well as business and corporate scale thereof (As of March 31, 2007)

1) Company name: Mitsubishi Materials Polycrystalline Silicon Corporation

2) Major business: Manufacture and sales of high-purity polycrystalline silicon for semiconductors and chemical products

3) Head office: Mitacho 5, Yokkaichi, Mie Prefecture

[Translation]

4) Net sales: ¥16.9 billion

5) Net income: ¥2.8 billion

6) Capital: ¥2.8 billion

7) Net assets: ¥8.0 billion

8) Total assets: ¥16.0 billion

9) Number of employees: 155

[Translation]

Consolidated Balance Sheet

(As of March 31, 2007)

(millions of yen)

Item	Amount	Item	Amount
【Assets】		**【Liabilities】**	
Current Assets	**700,371**	**Current Liabilities**	**816,535**
Cash and cash equivalents	67,556	Notes payable and accounts payable	172,899
Notes received and accounts receivable	263,548	Short-term bank loans	322,118
Marketable securities	4	Current portion of bonds	10,000
Inventories	234,919	Commercial paper	28,000
Deferred income taxes	12,186	Accrued income taxes	11,453
Other current assets	126,142	Deferred income taxes	2,496
Allowance for doubtful accounts	(3,986)	Accrued bonuses	13,091
Fixed Assets	**1,073,528**	Gold payable	129,404
Net Property, plant and Equipment	**680,472**	Other current liabilities	127,072
Buildings and structures	170,085	**Long-term Liabilities**	**475,393**
Machinery and equipment	219,973	Bonds	80,000
Land	250,162	Long-term loans	245,068
Construction in progress	28,195	Severance and pension benefits	48,853
Others	12,054	Reserve for loss on subsidiaries and	367
Intangible assets	**16,098**	affiliates	12,037
Investment and Long-Term Receivables	**376,957**	Reserve for soil remediation	4,226
Investments in securities	306,529	Other reserves	18,265
Long-term receivables	7,744	Deferred income taxes	34,831
Long-term prepaid expenses	1,290	Deferred income taxes on revaluation	
Deferred incomes taxes	12,367	reserve for land	31,742
Other	60,048	Others	**1,291,929**
Reserve for loss on investments of	(460)	**Total Liabilities**	
affiliates	(10,562)	**【NET ASSETS】**	
Allowance for doubtful accounts		**Shareholders' Equity**	**315,261**
		Common stock	**119,457**
		Capital surplus	**88,580**
		Retained earnings	**108,259**
		Treasury stock	**(1,036)**
		Unrealized Gains/Losses and Exchange	**95,903**
		Rate Adjustments	
		Net unrealized holding gains on securities	**54,655**
		Deferred gains/losses on hedging	**(452)**
		instruments	**36,805**
		Revaluation reserve for land	**4,894**
		Foreign currency translation adjustments	**70,805**
		Minority Interests	**481,970**
		Total Net Assets	
Total Assets	**1,773,899**	**Total Liabilities and Net Assets**	**1,773,899**

Note: Amounts less than one million yen have been rounded down.

[Translation]

<u>**Consolidated Statement of Operations**</u>

(From April 1, 2006 to March 31, 2007)

(millions of yen)

Item	Amount
Net sales	**1,452,108**
Cost of Sales	**1,246,261**
Gross profit	**205,847**
Selling, General and Administrative Expenses	127,088
Operating Profit	**78,758**
Non Operating Income	**58,925**
Interest income	2,518
Dividend income	8,084
Rent earned in undertaking	5,763
Equity in earnings of affiliates	39,245
Other	3,313
Non Operating Expenses	**30,495**
Interest expenses	12,909
Expense for rent in undertaking	4,276
Loss on disposal of property, plant and equipment	5,723
Other	7,585
Ordinary Income	**107,188**
Extraordinary Income	**19,141**
Dilution gain	13,925
Gain on sales of marketable securities and investments in	1,755
ecurities	748
Gain on sales of property, plant and equipment	2,711
Others	**18,263**
Extraordinary Loss	8,703
Provision for loss on soil remediation	2,486
Loss on impairment	1,122
Write-down of marketable securities and investments in securities	679
Loss on sales of investments in securities	445
Provision for loss on investments	265
Loss on disposal of fixed assets	193
Provision for loss on business of affiliates	4,368
Other, net	**108,067**
Income before Income Taxes and Minority Interests	28,087
Corporate income taxes and business tax	1,298
Income taxes adjustments	7,298
Minority interests	**71,382**
Net Income	

Note: Amounts less than one million yen have been rounded down.

Consolidated Statements of Changes in Shareholders' Equity

(From April 1, 2006 to March 31, 2007)

(millions of yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Shareholders' Equity
Balance as of March 31,2006	101,752	70,882	43,453	(842)	215,245
Changes during the year					
Exercise of stock purchase warrants	17,705	17,600			35,306
Cash dividends from retained earnings			(6,870)		(6,870)
Director's and Corporate Auditor's Bonuses			(129)		(129)
Net income			71,382		71,382
Decrease from write-downs of land revaluation excess			(35)		(35)
Increase from merger			346		346
Decrease from merger			(105)		(105)
Increase from rise in number of consolidated subsidiaries			191		191
Translation of unrealized losses and earnings from the derivatives of overseas subsidiaries			26		26
Acquisition of treasury stock				(299)	(299)
Disposal of treasury stock		97		153	250
Increase from rise in equity ratios in affiliates				(47)	(47)
Net change in items other than shareholders' equity					
Total change during the year	17,705	17,698	64,806	(193)	100,015
Balance as of March 31,2007	119,457	88,580	108,259	(1,036)	315,261

	Valuation, Currency Translation and Other Adjustments						
	Net Unrealized Holding Gains on Securities	Deferred Gains/Losses on Hedging Instruments	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Unrealized Gains/Losses and Exchange Rate Adjustments	Minority Interests	Total Net Assets
Balance as of March 31,2006	50,571	-	37,318	424	88,314	54,462	358,023
Changes during the year							
Exercise of stock purchase warrants							35,306
Cash dividends from retained earnings							(6,870)
Director's and Corporate Auditor's Bonuses							(129)
Net income							71,382
Decrease from write-downs of land revaluation excess							(35)
Increase from merger							346
Decrease from merger							(105)
Increase from rise in number of consolidated subsidiaries							191
Translation of unrealized losses and earnings from the derivatives of overseas subsidiaries							26
Acquisition of treasury stock							(299)
Disposal of treasury stock							250
Increase from rise in equity ratios in affiliates							(47)
Net change in items other than shareholders' equity	4,083	(452)	(512)	4,470	7,589	16,342	23,931
Total change during the year	4,083	(452)	(512)	4,470	7,589	16,342	123,947
Balance as of March 31,2007	54,655	(452)	36,805	4894	95,903	70,805	481,970

Note: Amounts less than one million yen have been rounded down.

Notes to the Consolidated Financial Statements

[Basis of Presenting the Consolidated Financial Statements]

1. Scope of Consolidation

(1) Consolidated subsidiaries: 94

1) Major consolidated subsidiaries

PT. Smelting, MM Netherlands Corp., Onahama Smelting & Refining Co., Ltd., Sambo Copper Alloy Co., Ltd., Japan New Metals Co., Ltd., Mitsubishi Cement Corp., MCC Development Corp., Mitsubishi Polycrystalline Silicon America Corp., Material-Finance Co., Ltd., Mitsubishi Aluminum Co., Ltd., Mitsubishi Nuclear Fuel Co., Ltd., Mitsubishi Shindoh Co., Ltd., Mitsubishi Materials Energy Corp., Mitsubishi Materials Kenzai Corp., Mitsubishi Materials Tools Co., Ltd., Mitsubishi Materials Techno Corp., Mitsubishi Material Real Estate Corp., Universal Can Corp., Ryoko Sangyo Co., Ltd.

2) Transfers in the scope of consolidation

Effective from the fiscal year ended March 31, 2007, M.A.T Co., LTD., and Meutech/µtech Co., Ltd., which were unconsolidated subsidiaries until the previous fiscal year, have become consolidated subsidiaries due to an increase in their importance. TokyoHosoKogyo Corporation, which was an equity-method affiliate until the previous fiscal year, has become a consolidated subsidiary due to the increased equity held by the Company via an allocation of new shares to a third party. Mitsubishi Shindoh Co., Ltd., which was also an equity-method affiliate until the previous fiscal year, has been included in consolidation together with its subsidiary Gotoh MFG Co., Ltd., due to the increased equity held by the Company via the additional acquisition of its shares.

Effective from the fiscal year ended March 31, 2007, Shinryo Aluminum Recycling and Susono Aluminum, due to their absorption by Mitsubishi Aluminum Co., Ltd.; Cushionberry Technology, due to its absorption by Mitsubishi Cement Corp.; Kushiro Futo, due to its absorption by Hokuryo Corporation; KAMAYA ELECTRIC CO., LTD., and its four subsidiaries (KAMAYA ELECTRONIC CO., LTD., KAMAYA ELECTRIC (M) SDN. BHD., TAIWAN KAMAYA ELECTRIC CO., LTD., and KAMAYA INC.), due to the partial sale of KAMAYA ELECTRIC's equity by the Company; M.A. Advance and Australian Diamond & Coal Mining, due to the sale of whole equity by the Company; and New Owl Rock Products and MCC Long Beach Terminal, due to the completion of their liquidation procedure, were excluded from consolidation.

Ohte Kinzoku was renamed Materials Eco-Refining CO., LTD., and Hokuryo Corporation was renamed Hokuryo Corporation (the same in English; change in Japanese only from *Hokuryo Sangyo* to *Hokuryo-Futo Sangyo*) during the year under review.

(2) Major unconsolidated subsidiaries

A major company in this category is PT. Higashifuji Indonesia.

(Reason for exclusion from consolidation)

Unconsolidated subsidiaries are excluded from consolidation because the scales of their operations were small and their respective sums of total assets, net sales, net income (loss) (corresponding to the equity ratio owned by Mitsubishi Materials Corporation) and retained earnings (corresponding to the equity ratio owned by Mitsubishi Materials Corporation) have no significant impact on the consolidated financial statements.

2. Application of the Equity Method

(1) Unconsolidated subsidiaries accounted for by the equity method: 0

(2) Affiliates accounted for by the equity method: 26

1) Major affiliates accounted for by the equity method

Ube-Mitsubishi Cement Corporation, Kobelco & Materials Copper Tube Ltd., SUMCO Corporation, P.S. Mitsubishi Construction Co., Ltd., Mitsubishi Cable Industries, Ltd., Plansee Mitsubishi Materials Global Sinter Holding S.A.

2) Transfers in the scope of application of the equity method

Effective from the fiscal year ended March 31, 2007, Tokyo Hoso Kogyo Corporation and Mitsubishi Shindoh Co., Ltd., changed their status from affiliates accounted for by the equity method to consolidated subsidiaries, as described above in "1. Scope of Consolidation (1) 2) Transfers in the scope of consolidation."

(3) Major unconsolidated subsidiaries and affiliates not accounted for by the equity method

A major company in this category is NM Cement Co., Ltd.

(Reason for not applying the equity method)

The equity method is not applied to the Company's investments in the corporations of this category because their respective sums of net income (loss) (corresponding to the equity ratio owned by Mitsubishi Materials Corporation) and retained earnings (corresponding to the equity ratio owned by Mitsubishi Materials Corporation) have no significant impact on these account items in the consolidated financial statements, and they are immaterial on the whole.

(4) Amortization of the amounts corresponding to goodwill and negative goodwill

The amounts corresponding to goodwill and negative goodwill, which resulted from the application of the equity method, are equally amortized over five years on a straight-line basis. However, if the amount is small, it is fully amortized for one time in the year of accrual.

The corresponding amount related to SUMCO's goodwill is equally amortized over 20 years.

3. Closing Date for the Settlement of Accounts of Consolidated Subsidiaries

The closing date for 32 consolidated subsidiaries differs from the consolidated closing date (March 31). In preparing the consolidated financial statements, the financial statements as of and for the year ended respective closing dates are used for these companies with necessary adjustments provided for consolidation purposes with regard to material transactions between their closing dates and the consolidated closing date.

Major consolidated subsidiaries with different closing dates are as follows.

Closing date: December 31

PT. Smelting, MCC Development Corp., Mitsubishi Cement Corp. and 29 other companies

4. Summary of Significant Accounting Policies

(1) Valuation basis and method for important assets

1) Marketable securities and investments in securities

a) Securities of subsidiaries and affiliates are stated at cost determined by the moving-average method (excluding those to which the equity method is applied)

b) Other securities

Available-for-sale securities with available fair market values are stated at the market value as of the balance sheet date, based on market quotation. Unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of net assets. Realized gains and losses on the sale of such securities are computed by the moving-average method.

Available-for-sale securities without available fair market values are stated at cost determined by the moving-average method.

2) Inventories

Inventories are primarily stated at acquisition cost modified by the write-down below cost to the net selling value. Smelted bullion assets are stated primarily at the first-in, first-out (FIFO) method. Other inventories are primarily stated at the gross average method.

(Change in accounting standard)

The Company and the domestic consolidated subsidiaries have adopted the "Accounting Standard for Measurement of Inventories" (Statement No. 9, issued by the Accounting Standards Board of Japan on July 5, 2006) in the year ended March 31, 2007, as the standard has become applicable to the consolidated fiscal year commencing before March 31, 2008, and the following consolidated fiscal years.

Consequently, gross profit, operating profit, ordinary income and income before income taxes and minority interests for the year ended March 31, 2007, decreased ¥5,740 million, compared with respective amounts that would have been reported by the previous accounting method.

3) Derivative transaction

Derivative financial instruments are stated at fair market value.

(2) Depreciation method of important depreciable assets

1) Property, plant and equipment:

Declining-balance method and straight-line method

Depreciation of property, plant and equipment is calculated primarily using the declining-balance method at rates based on the estimated useful lives of depreciable assets. The straight-line method is applied to certain plant facilities.

However, mine shafts under "Structures," and mining and raw material sites under "Land" are stated using the production output method.

The useful life and residual value of property, plant and equipment are computed according to the same criteria as those provided for by the Corporation Tax Law.

(Additional information)

The Company shortened the useful lives of equipment at the Sanda Factory (Sanda, Hyogo Prefecture) for the production of semiconductors from the previous 13 to 4 years, taking into account the high capacity utilization due to the increase in demand and the life cycle of products in recent years. Mitsubishi Polycrystalline Silicon America

Corp. (Alabama), an overseas consolidated subsidiary, also shortened the useful lives of its machinery and equipment from the previous range of 5 to 30 years (21 years on average) to 3 to 20 years (17 years on average). This reduction in useful lives resulted from a review of residual operable years in view of the capacity utilization above the original design capacity limits since the previous fiscal year due to continuously higher demand for silicon wafers and the anticipated near-term operating conditions of the machinery and equipment.

Consequently, gross profit, operating profit, ordinary income and income before income taxes and minority interests for the year ended March 31, 2007, decreased ¥691 million, compared with the respective amounts that would have been reported under the previous accounting method.

2) Intangible assets

The amortization of intangible assets is computed by the straight-line method.

However, mining rights are stated using the production output method.

(3) Accounting standards for important reserves

1) Allowance for doubtful accounts

The allowance for doubtful accounts is provided at an amount sufficient to cover probable losses on collection. It consists of individually estimated uncollectible amounts, and an amount calculated using the past rate of actual losses on collection.

2) Reserve for loss on investments of affiliates

The reserve for loss on investments of affiliates is provided at an amount sufficient to cover necessary amounts with regard to securities of subsidiaries and affiliates based on the evaluation of individual financial position and other conditions of the respective subsidiaries and affiliates.

3) Accrued bonuses

The reserve for bonuses for employees is primarily provided at an amount to be defrayed for the year under review out of the estimated amount to be paid in the future.

4) Severance and pension benefits

The severance and pension benefits are provided at an amount calculated based on the projected benefit obligations and plan assets at the balance sheet date. Prior service costs of consolidated subsidiaries are amortized on a straight-line basis over a certain period (primarily 10 years), which is shorter than the average remaining service period of employees at the time of occurrence. Actuarial gains or losses are amortized from the fiscal year following the occurrence on a straight-line basis over a certain period (primarily 10 years), which is shorter than the average remaining service period of employees at the time of occurrence.

5) Reserve for loss on subsidiaries and affiliates

The reserve for loss on subsidiaries and affiliates is provided at an amount to cover possible losses that will be borne by the Company or any relevant consolidated subsidiary with regard to investments in subsidiaries and affiliates beyond the amount of credits to the relevant subsidiaries and affiliates such as investments in capital and loans.

6) Reserve for loss on soil remediation

The reserve for loss on soil remediation is provided at an amount estimated to be necessary to clean up soil contamination at the sites of the Central Research Institute (Saitama, Saitama Prefecture) and Kaihatsu Board Co., Ltd. (Aizuwakamatsu, Fukushima Prefecture), based on management's estimation of the future remedial cost to be paid.

Kaihatsu Board Co., Ltd., was a wholly owned consolidated subsidiary of the Company, and the Company sold all its shares it then held as of April 10, 2007.

(4) Other Important Matters in Preparing the Consolidated Financial Statements

1) Accounting for important leases

Finance leases that do not transfer ownership of leased property to the lessee are primarily accounted for in the same manner as operating leases.

2) Accounting for important hedging activities

Derivative financial instruments currently utilized by the Company and its consolidated subsidiaries include forward foreign currency contracts, interest rate swap contracts, currency swap contracts, forward commodity contracts and commodity price swap contracts.

(Hedge accounting)

The deferral method is adopted for hedging activities. For interest rate swap contracts, the preferential treatment is applied if the swap contracts satisfy the requirements. For monetary receivables and payables denominated in foreign currencies for which forward currency contracts are entered into, the appropriation treatment is applied.

(Hedging instruments, hedged items and hedging policy)

The Company and several consolidated subsidiaries utilize forward foreign currency contracts and currency swap contracts to reduce exposure to adverse foreign exchange fluctuations on foreign-currency-denominated receivables and payables.

The Company and several consolidated subsidiaries utilize forward commodity contracts and commodity price swap contracts to hedge the impact of price fluctuations of nonferrous metal inventories. They also utilize forward commodity contracts to hedge the exposure of future price fluctuations of nonferrous metal commodities to be delivered to customers in the future, which may be caused by forward pricing.

The Company enters into interest rate swap contracts to reduce exposure to adverse fluctuations in interest rates and lower finance costs on debt.

(Assessment of hedging effectiveness)

In principle, the Company evaluates hedging effectiveness by comparing the cumulative changes in cash flows or the changes in fair value of the hedged items with the corresponding changes in the hedging derivative instruments for a period from the commencement of hedging to the time of determining the effectiveness.

Furthermore, the Company periodically checks and controls the transaction volume of forward commodity contracts to balance them with hedged nonferrous metal inventories, and verifies whether the planned income (loss) and cash flow amounts are secured to evaluate their hedging effectiveness at each annual and semiannual period-end.

3) Accounting for consumption taxes

Transactions subject to the consumption tax and the local consumption tax are recorded at amounts exclusive of the consumption tax.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries

The assets and liabilities of consolidated subsidiaries are fully valued at their market value on the respective dates when the subsidiaries were initially consolidated.

6. Amortization of Goodwill and Negative Goodwill

The amounts corresponding to goodwill and negative goodwill are equally amortized over five years on a straight-line basis. However, if the amount is small, it is fully amortized for one time in the year of accrual.

7. Change in Important Accounting Standards

(1) Accounting Standard for Bonuses to Directors and Corporate Auditors

Effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standard for Directors' Bonus" (Statement No. 4 issued by the Accounting Standards Board of Japan on November 29, 2005). The adoption of this accounting standard had an immaterial impact on the consolidated statement of operations for the year ended March 31, 2007.

(2) Partial Revisions to the Accounting Standard for Presentation of Net Assets in the Balance Sheet, etc., and the "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve, etc.

Effective from the year ended March 31, 2007, the Company and its consolidated subsidiaries have adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005), the "Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (the Financial Accounting Standard Implementation Guidance No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005), the revised "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve and Its Implementation Guidance" (Statement No. 1 issued by the Accounting Standards Board of Japan on August 11, 2006) and the revised "Guidance on Accounting Standard for Treasury Shares and Appropriation of Legal Reserve" (Statement No. 2 issued by the Accounting Standards Board of Japan on August 11, 2006).

The adoption of these accounting standards had no impact on the consolidated statement of operations for the year ended March 31, 2007.

Also, if these accounting standards had not been adopted at March 31, 2007, shareholders' equity amounting to ¥411,617 million would have been presented.

(3) Accounting Standard for Business Combinations

Effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standards for Business Combinations" issued by the Business Accounting Council on October 31, 2003, the "Accounting Standard for Business Divestitures and the Related Implementation Guidance" (Statement No. 7 issued by the Accounting Standards Board of Japan on December 27, 2005) and the "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (Guidance No. 10 issued by the Accounting Standards Board of Japan on December 27, 2005).

(4) Change in accounting method for income from industrial waste treatment in the "Cement" business segment

Although income from industrial waste treatment in the Cement segment was conventionally deducted from the cost of sales, the Company has changed the accounting method for this income and included it in net sales, effective from the year ended March 31, 2007. This change in accounting method is intended to reflect the revenue structure of the Cement segment more appropriately as the income from industrial waste treatment has increased and become a stable and major revenue source of the Cement business.

Consequently, sales and the cost of sales increased ¥12,197 million and ¥11,917 million, respectively, and gross profit, operating profit, ordinary income and income before income taxes and minority interests for the year under review increased ¥279 million, compared with the respective amounts that would have been reported under the previous accounting method.

(5) Change in accounting method for loss on disposal of fixed assets

The loss on disposal of fixed assets was conventionally posted under "Extraordinary loss," in principle, excluding clearly current losses. Effective from the year ended March 31, 2007, however, the Company has changed its accounting method to its posting under "Non-operating expenses" with regard to expenses that accrue from equipment renewal, etc. This change in accounting method has been adopted to clarify the classification in the period accounting of income and expenses because the loss on disposal of fixed assets is expected to accrue on a current basis in the future.

Consequently, this change in accounting method had no impact on income before income taxes and minority interests for the year under review although ordinary income decreased ¥5,583 million, compared with the respective amounts that would have been reported under the previous accounting method.

[Consolidated Balance Sheet]

1. Assets pledged as collateral:

Cash and cash equivalents	¥13,718 million
Trade notes receivable and accounts receivable	¥1,890 million
Inventories	¥24,981 million
Property, plant and equipment	¥156,849 million
Intangible assets	¥29 million
Investments in securities	¥532 million
Other	¥321 million

Debt secured by the above:

Short-term bank loans	¥10,886 million
Long-term loans	¥59,039 million
(Including current portion of long-term loans	¥13,718 million)
Others	¥4,963 million

2. Accumulated depreciation for property, plant and equipment: ¥1,006,385 million

3. Liabilities for guarantee, etc.

The Company offered guarantees for liabilities such as bank loans on behalf of corporations other than consolidated subsidiaries and their employees.

Mitsubishi Materials PMG	¥7,203 million
Kobelco & Materials Copper Tube Ltd.	¥3,476 million
Kobelco & Materials Kokan	¥2,341 million
Nusa Tengara Mining	¥2,317 million
NM Cement Co., Ltd.	¥1,664 million
PMG Indiana	¥1,580 million
PMG Pennsylvania	¥1,481 million
Eco Management Corporation	¥1,476 million
PMG Ohio	¥1,170 million
Plansee Mitsubishi Materials Global Sinter Holding S.A	¥1,061 million
Employees of the corporations above	¥4,401 million
Others (28 companies)	¥5,013 million

Total	¥33,188 million
(Including substantially guaranteed amount:	¥29,178 million)

In addition, the Company has deposited letters of undertaking on management services, etc., with the relevant banks against the loans payable of the company below.

Fuji Tokkon	¥300 million
Total	¥300 million

4. Retroactive obligations

Notes receivable discounted with banks	¥5,082 million
Notes receivable endorsed with recourse transferred	¥88 million
Notes and accounts receivable securitized with recourse	¥6,174 million

5. Pursuant to the "Law Concerning Revaluation Reserve for Land" (Law No. 34 promulgated on March 31, 1998), and the "Law for Partial Revision to the Law Concerning Revaluation Reserve for Land" (Law No. 19, promulgated on March 31, 2001), the Company and three consolidated subsidiaries revalued the land used for business at fair value. The related unrealized gain, net of income taxes and minority interests, was credited to "Revaluation reserve for land" in net assets in the consolidated balance sheet, and the applicable income tax effect was recorded as "Deferred income taxes on revaluation reserve for land" in liabilities in the consolidated balance sheet.

Revaluation method:

The value of land is primarily determined based on the assessed value of the fixed property tax adjusted reasonably, as stipulated in Article 2, Item 3, of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land (Government Ordinance No. 119, promulgated on March 31, 1998). However, another method of assessing the value of land adjusted reasonably according to the roadside value, as stipulated in Article 2, Item 4, of the Enforcement Ordinance above, is adopted for several land lots concerned.

(1) Mitsubishi Materials Corporation

Date of revaluation: March 31, 2002

Difference between the fair value of the revaluated land at March 31, 2007, and the book value after revaluation
(¥21,908) million

(2) Three consolidated subsidiaries

Date of revaluation: March 31, 2000

Difference between the fair value of the revaluated land at March 31, 2007, and the book value after revaluation
(¥6,514) million

6. Notes with maturity on the year-end date are primarily settled and accounted for as of the bill clearing date. As the year-end date of fiscal 2007, namely March 31, 2007, was a bank holiday, the following notes maturing at March 31, 2007, were included in the consolidated balance sheet as of March 31, 2007.

Trade notes receivable	¥5,100 million
Trade notes payable	¥5,172 million

[Consolidated Statement of Changes in Shareholders' Equity]

1. Total number of shares issued as of March 31, 2007: 1,252,092,486 shares of common stock

2. Number of treasury stock as of March 31, 2007: 3,690,375 shares of common stock

3. Cash dividends from retained earnings

(1) Dividends paid

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Dividend per share (¥)	Record date	Effective date
Approval by the Ordinary General Meeting of Shareholders held on June 29, 2006	Common stock	4,580	4.0	March 31, 2006	June 30, 2006
Board of Directors meeting held on November 18, 2006	Common stock	2,289	2.0	September 30, 2006	December 8, 2006

(2) Of the dividends for which the record date belongs to the fiscal year ended March 31, 2007, those for which the effective date of the dividends will be in the fiscal year ending March 31, 2008

A resolution is scheduled to be adopted in the following manner.

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Source of funds for dividends	Dividend per share (¥)	Record date	Effective date
Board of Directors meeting to be held on May 10, 2007	Common stock	4,995	Retained earnings	4.0	March 31, 2007	June 4, 2007

[Per-Share Information]

Net assets per share¥329.35
Net income per share ¥60.33

[Subsequent Events]

None applicable

[Translation]

(TRANSLATION)

Certified Copy of the Independent Auditors' Report on Financial Statements

INDEPENDENT AUDITORS' REPORT

May 8, 2007

To the Board of Directors of Mitsubishi Materials Corporation

KPMG AZSA & Co.

Designated Partner, Executive Partner
Certified Public Accountant: Kenji Sakurai
Designated Partner, Executive Partner
Certified Public Accountant: Yoshiyuki Yamasaki
Designated Partner, Executive Partner
Certified Public Accountant: Yoshiaki Uesaka

Pursuant to Article 436, Paragraph 2, Item 1, of the Corporation Law, we have audited the financial statements, that is, the Balance Sheet, the Statement of Operations, the Statement of Changes in Shareholders' Equity and the Notes to the Financial Statements and the supplementary schedules thereof of Mitsubishi Materials Corporation (the "Company"), for the 82nd Fiscal Year from April 1, 2006, to March 31, 2007. These financial statements and the supplementary schedules thereof are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the supplementary schedules thereof based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules thereof are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supplementary schedules thereof. Our audit also includes assessing the accounting principles used and significant estimates made by management, evaluating the overall presentation of the financial statements and the supplementary schedules thereof. We believe that our audit provides a reasonable basis for our opinion.

As a result of our audit, in our opinion, the financial statements and the supplementary schedules thereof referred to above present, in all respects, fairly the financial position and the results of operations of Mitsubishi Materials Corporation, for the period pertaining to the financial statements and the supplementary schedules thereof in compliance with business accounting standards generally accepted in Japan.

(Additional Information)

1. As discussed in the "Significant Accounting Policies" in the Notes to the Financial Statements, the Company has applied the "Accounting Standard for Measurement of Inventories" to the financial statements above, effective from this fiscal year. The Company also has changed the accounting method for income from industrial waste treatment in the Cement business segment and for loss on disposal of fixed assets.
2. As discussed in the "Subsequent Events" in the Notes to the Financial Statements, the Company merged Mitsubishi Materials Polycrystalline Silicon Corporation, a consolidated subsidiary, on April 1, 2007.

Our firm and the executive partner do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

[Translation]

(TRANSLATION)

Certified Copy of the Independent Auditors' Report on Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

May 8, 2007

To the Board of Directors of Mitsubishi Materials Corporation

KPMG AZSA & Co.

Designated Partner, Executive Partner
Certified Public Accountant: Kenji Sakurai
Designated Partner, Executive Partner
Certified Public Accountant: Yoshiyuki Yamasaki
Designated Partner, Executive Partner
Certified Public Accountant: Yoshiaki Uesaka

Pursuant to Article 444, Paragraph 4, of the Corporation Law, we have audited the consolidated financial statements, that is, the Consolidated Balance Sheet, the Consolidated Statement of Operations, the Consolidated Statement of Changes in Shareholders' Equity and the Notes to the Consolidated Financial Statements of Mitsubishi Materials Corporation ("the Company") and its consolidated subsidiaries, for the fiscal year from April 1, 2006, to March 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As a result of our audit, in our opinion, the consolidated financial statements referred to above present, in all material respects, fairly the financial position and the results of operations of the corporate group consisting of Mitsubishi Materials Corporation and the consolidated subsidiaries for the period pertaining to the consolidated financial statements above, in compliance with business accounting standards generally accepted in Japan.

(Additional Information)
As discussed in the "Basis of Presenting the Consolidated Financial Statements" in the Notes to the Consolidated Financial Statements, the Company has applied the "Accounting Standard for Measurement of Inventories, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" and the revised "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve and Its Implementation Guidance" to the consolidated financial statements above, effective from this fiscal year. The Company also has changed the accounting method for income from industrial waste treatment in the Cement business segment and for loss on disposal of fixed assets.

Our firm and the executive partner do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

[Translation]

(TRANSLATION)

Certified Copy of the Audit Report of the Board of Corporate Auditors

CORPORATE AUDITORS' REPORT

Regarding the execution of duties by directors for the 82nd Fiscal Year, which began April 1, 2006, and ended March 31, 2007, the Board of Corporate Auditors of Mitsubishi Materials Corporation (the "Company") hereby submits its audit report, which has been prepared through discussions based on the audit reports prepared by the respective corporate auditors.

1. Auditing Methods Employed by Corporate Auditors and the Board of Corporate Auditors and Substance Thereof

The Board of Corporate Auditors determined auditing policies, assigned tasks and other guidelines, received reports about the progress and results of audits from each corporate auditor, received reports on the execution of their duties and requested explanations, as required, from the directors and the Independent Auditors.

In compliance with the audit standards specified by the Board of Corporate Auditors and based on the auditing policies, assigned tasks and other guidelines above, each corporate auditor has communicated with the directors and other relevant personnel of the internal audit department to collect the necessary information and improve the auditing environment. Similarly, each corporate auditor has attended the meetings of the Board of Directors and other important meetings, heard about the execution of their duties from the directors and other relevant personnel, requested explanations therefrom, as required, examined important authorized documents and associated information, and studied the operations and financial position at the head office and principal offices. In addition, each corporate auditor has supervised and verified the substance of the resolution adopted by the Board of Directors and the current situation of in-house systems ("internal control systems") that have been improved pursuant to the resolution concerned, with regard to the improvement of systems as stipulated in Article 100, Paragraphs 1 and 3, of the Ordinance for Enforcement of the Corporation Law as the systems to ensure compliance of the execution of duties by directors with laws, regulations and the Articles of Incorporation and other systems deemed necessary to ensure the propriety of business operation of a joint stock corporation. As for the fundamental policy stipulated in Article 127, Item 1, and each initiative set forth in Article 127, Item 2, of the Ordinance for Enforcement of the Corporation Law, corporate auditors have studied their content based on the circumstances of deliberations at the Board of Directors and other organs. Moreover, the corporate auditors have communicated and exchanged information with directors, corporate auditors and other relevant personnel of the subsidiaries, and received reports on operations therefrom, as required. In the manner explained above, the corporate auditors have examined the Business Report and supplementary schedules thereof pertaining to the fiscal year ended March 31, 2007.

Furthermore, the corporate auditors have supervised and verified whether the Independent Auditors maintain independence and have done appropriate audits, and also have received reports on the execution of their duties and requested explanations, as required, from the Independent Auditors. The corporate auditors have been notified that the Independent Auditors are streamlining the "Systems to Ensure Appropriate Execution of Duties" (Matters set forth in Article 159 of the Ordinance for Corporate Accounting) according to the "Standards for Quality Control of Audit" (issued by the Business Accounting Deliberation Council on October 28, 2005) and requested explanations, as required. In the manner explained above, the corporate auditors have examined the financial statements (Balance Sheet, Statement of Operations, Statement of Changes in Shareholders' Equity and Notes to the Financial Statements) and supplementary schedules thereof of the Company, as well as the consolidated financial statements (Consolidated Balance Sheet, Consolidated Statement of Operations, Consolidated Statement of Changes in Shareholders' Equity and Notes to the Consolidated Financial Statements), pertaining to the fiscal year ended March 31, 2007.

2. Audit Results

(1) Audit results regarding the Business Report, etc.

i) In our opinion, the Business Report and the supplementary schedules thereof fairly represent the Company's conditions in accordance with the related laws and regulations, and the Articles of Incorporation.
ii) We have found no evidence of wrongful action or material violation of laws, regulations or the Articles of Incorporation by any directors with regard to the execution of their duties.
iii) In our opinion, the substance of the resolution regarding the internal control systems is fair and reasonable. We have found no matters to remark with regard to the execution of duties by the directors concerning the internal control systems.
iv) We have found no matters to remark with regard to the "Fundamental Policy Concerning the Control of the Company" (Fundamental Policy regarding the party controlling decisions on the Company's finance and operating policies) described in the Business Report. In our opinion, each framework under Article 127, Item 2, of the Ordinance for Enforcement of the Corporation Law is in line with the Fundamental Policy, does not harm the corporate values and the common interests of the shareholders or aim to maintain the status of the Company's officers.

(2) Audit results regarding the financial statements and the supplementary schedules thereof

In our opinion, the audit methods and results employed and rendered by the Independent Auditors, KPMG AZSA & Co., are fair and reasonable.

(3) Audit results regarding the consolidated financial statements

In our opinion, the audit methods and results employed and rendered by the Independent Auditors, KPMG AZSA & Co., are fair and reasonable.

Regarding the Osaka Amenity Park (OAP) business in which the Company has engaged in recent years, the Company was imposed an administrative penalty of a 2-week suspension of business beginning June 12, 2006, for business affairs related to the real estate business by the Metropolis of Tokyo. We as corporate auditors intend to further focus our efforts on reinforcing our audit to prevent a similar serious situation from occurring.

May 9, 2007

Board of Corporate Auditors of Mitsubishi Materials Corporation

Standing Corporate Auditor Yoshimitsu Moriya
Standing Corporate Auditor Yoshio Fujiwara
Standing Corporate Auditor Nobuaki Naito
Corporate Auditor Akio Utsumi

Note: Standing Corporate auditors Yoshimitsu Moriya and Corporate Auditor Akio Utsumi are outside corporate auditors as stipulated in Article 2, Item 16, and Article 335, Paragraph 3, of the Corporation Law.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

Tender Offer/Rights Offering
Notification Form
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) .... ☐

Securities Act Rule 802 (Exchange Offer) .... ☒

Exchange Act Rule 13e-4(h) (Issuer Tender Offer) .... ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)............................. ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) .... ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7) ☒

Sambo Copper Alloy Co., Ltd.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Mitsubishi Materials Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Keisuke Yamanobe, General Manager
Administration Department
8-374, Sambo-cho, Sakai-ku,
Sakai City, Osaka Prefecture 590-0906, Japan
+81 072-233-1161

(Name, Address (including zip code) and Telephone Number (including area code) of Persons Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 26, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I–INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

The following document is attached as an exhibit to this Amendment No. 1 to Form CB:

99.1 English translation of the Convocation Notice of an Extraordinary General Meeting of Shareholder, dated November 13, 2007.

Item 2. Informational Legends.

The legends required under Rule 802(b) under the Securities Act of 1933, as amended, are included in the attached exhibits, as applicable.

PART II–INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

99.2* Press release, dated October 26, 2007.

---

* Previously furnished to the U.S. Securities and Exchange Commission as an exhibit to Form CB, filed on October 26, 2007.

PART III–CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the original Form CB on October 26, 2007, Mitsubishi Materials Corporation filed a written irrevocable consent and power of attorney on Form F-X with the U.S. Securities and Exchange Commission.

PART IV–SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



By: ______________________
Name: Yoichi Taguchi
Title: Managing Director

Dated: November 13, 2007

Exhibit Index

Exhibit	Description
99.1	English translation of the Convocation Notice of an Extraordinary General Meeting of Shareholders, dated November 13, 2007 and submitted to the shareholders of Sambo Coppery Alloy Co., Ltd., regarding the approval of the Share Exchange Agreement by and between Mitsubishi Materials Corporation and Sambo Copper Alloy Co., Ltd. to make Sambo Copper Alloy Co., Ltd. a wholly owned subsidiary of Mitsubishi Materials Corporation.
99.2*	English translation of press release, dated October 26, 2007 and submitted to the Tokyo Stock Exchange, Inc., announcing a share exchange agreement between Mitsubishi Materials Corporation and Sambo Copper Alloy Co., Ltd. to make Sambo Copper Alloy Co., Ltd. a wholly owned subsidiary of Mitsubishi Materials Corporation.

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* Previously furnished to the U.S. Securities and Exchange Commission as an exhibit to Form CB, filed on October 26, 2007.

Exhibit 99.1

Please note that the following purports to be an excerpt translation from the Japanese original notice of an extraordinary general meeting of shareholders of Sambo Copper Alloy Co., Ltd. prepared for the convenience of shareholders outside Japan with voting rights. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

November 13, 2007

To Our Shareholders

Sambo Copper Alloy Co., Ltd.

**NOTICE OF
AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

You are cordially invited to attend the extraordinary general meeting of shareholders of Sambo Copper Alloy Co., Ltd. (the "Company") to be held as described below.

If you are unable to attend the meeting, after reviewing the document entitled "Reference for the General Meeting of Shareholders" attached hereto, please exercise your voting rights by indicating your approval or disapproval of the respective matters to be resolved and return the attached proxy* form with your signature and seal thereon to the Company, so that it will reach us no later than **November 20, 2007 (Tuesday).**

Yours truly,

Takao Hashida, President
Sambo Copper Alloy Co., Ltd.
8-374, Sambo-cho, Sakai-ku, Sakai-shi, Osaka

Details

1. Date and Time: 10 a.m., November 21, 2007 (Wednesday)

2. Place: Conference Room No. 1 of the Company
8-374, Sambo-cho, Sakai-ku, Sakai-shi, Osaka

3. Meeting Agenda: *Matters to be Resolved*

First Item of Business: Approval of the Share Exchange Agreement Signed Between Mitsubishi Materials Corporation and the Company

Second Item of Business: Dividends from Surplus

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* If you exercise your voting rights by proxy on the day of the meeting, your proxy is requested to submit a power of attorney certifying the authority granted by you, the shareholder, to act as your proxy. You are limited to a single proxy who must be a shareholder of the company with voting rights.

Reference for the General Meeting of Shareholders

FIRST ITEM OF BUSINESS: *APPROVAL OF THE SHARE EXCHANGE AGREEMENT SIGNED BETWEEN MITSUBISHI MATERIALS CORPORATION AND THE COMPANY*

1. Reason for Conducting a Share Exchange with Mitsubishi Materials Corporation

The Company was established in 1935 and has received a stable provision of copper bullion as a raw material for our products from Mitsubishi Metal Mining Company Ltd. (currently Mitsubishi Materials Corporation) since it made an equity participation in the Company in 1965. The Company conducted capital increases in 1997 and 1999 and has occupied an important position as a consolidated subsidiary of Mitsubishi Materials Corporation ("Mitsubishi Materials"). On July 28, 2006, Mitsubishi Materials, Mitsubishi Shindoh Co., Ltd. ("Mitsubishi Shindoh") and the Company agreed to a study regarding a business alliance for the copper alloy business for the purpose of enhancing the strength of product development, cost competitiveness and marketing capabilities in the pursuit of joint development and/or effective utilization of production facilities. As a result, the three parties agreed on a shared recognition that synergies could be maximized if Mitsubishi Shindoh and the Company became wholly owned subsidiaries of their parent company, Mitsubishi Materials, and subsequently merged. Additionally, the Company determined that becoming a wholly owned subsidiary of Mitsubishi Materials would be an optimal way to mutually increase the corporate value of the Company and the Mitsubishi Materials Group to enable swifter groupwide decision-making of operations, thereby accelerating a scale-up expansion and a further increase in the competitive edge of the Group's copper business. Based on the conclusion of the management that the merged entity would be able to meet the expectations of our shareholders, Mitsubishi Materials and the Company entered into a share exchange agreement as described below.

The Company is scheduled to merge with Mitsubishi Shindoh by April 1, 2008, after becoming a wholly owned subsidiary of Mitsubishi Materials through the share exchange. Mitsubishi Shindoh also entered into a similar share exchange agreement with Mitsubishi Materials to become a wholly owned subsidiary of Mitsubishi Materials.

We hope you carefully review the detailed circumstances described in this notice and approve the proposed agreement.

2. Content of the Share Exchange Agreement

The text of the Share Exchange Agreement, which was entered into, on October 26, 2007, by and between Mitsubishi Materials and the Company, is as shown below.

Share Exchange Agreement (Copy)

Mitsubishi Materials Corporation (with address at 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo; hereinafter "Mitsubishi Materials") and Sambo Copper Alloy Co., Ltd. (with address at 8-374, Sambo-cho, Sakai-ku, Sakai-shi, Osaka; hereinafter "Sambo Copper Alloy") shall agree and enter into the agreement (hereinafter "this Agreement") regarding the share exchange between Mitsubishi Materials and Sambo Copper Alloy as described below.

Article 1 (Share Exchange)

Mitsubishi Materials and Sambo Copper Alloy shall conduct a share exchange (hereinafter the "Share Exchange") in accordance with this Agreement so that Mitsubishi Materials becomes the wholly owning parent of Sambo Copper Alloy and Sambo Copper Alloy becomes a wholly owned subsidiary of Mitsubishi Materials.

Article 2 (Shares to Be Issued in Association with the Share Exchange)

1. Mitsubishi Materials shall issue 9,658,262 shares of its common stock in association with the Share

Exchange and allot them to shareholders (including beneficial owners; hereinafter the same shall apply) whose names are registered or recorded in Sambo Copper Alloy's last register of shareholders (including the register of beneficial owners; hereinafter the same shall apply) other than Mitsubishi Materials on the day preceding the Effective Date (defined in Article 5 below; hereinafter the same shall apply) for shares held by such shareholders at the rate of 1.25 shares of Mitsubishi Materials' common stock for each share of Sambo Copper Alloy's common stock. Provided, however, that Mitsubishi Materials shall not issue any shares for 14,142,490 shares of Sambo Copper Alloy's common stock that Mitsubishi Materials currently holds.

2. Mitsubishi Materials shall issue shares of its common stock in association with the Share Exchange to shareholders whose names are registered or recorded in Sambo Copper Alloy's last register of shareholders other than Mitsubishi Materials on the day preceding the Effective Date for shares held by such shareholders at the rate of 1.25 shares of Mitsubishi Materials' common stock for each share of Sambo Copper Alloy's common stock.

Article 3 (Amounts of Capital and Reserves of Mitsubishi Materials)

The capital and several reserves of Mitsubishi Materials, which should increase in association with the Share Exchange, shall be as follows:

(1) Capital: ¥0

(2) Additional paid-in capital: Full amount of the variable paid-in capital paid by shareholders, which is stipulated in Article 68, Paragraph 1, Item 1-b, of the Ordinance for Corporate Accounting

(3) Legal reserve: ¥0

Article 4 (General Meeting of Shareholders for Approval of the Share Exchange Agreement, etc.)

1. Sambo Copper Alloy shall convene a general meeting of shareholders with November 21, 2007, as the intended date for the meeting, and request its shareholders to adopt a resolution for approval of this Agreement and matters considered necessary for the Share Exchange. Provided, however, that the date for the meeting may be changed to another day, as required, through consultations between Mitsubishi Materials and Sambo Copper Alloy.

2. Mitsubishi Materials will conduct the Share Exchange through a procedure that requires no approval of a general meeting of shareholders according to Article 796, Paragraph 3, of the Corporation Law.

Article 5 (Effective Date)

The due date for making the Share Exchange effective (hereinafter "Effective Date") shall be December 28, 2007. Provided, however, that the Effective Date is subject to change through consultations between Mitsubishi Materials and Sambo Copper Alloy if so required depending on the proceeding of the Share Exchange procedure.

Article 6 (Management of Corporate Properties)

1. Mitsubishi Materials and Sambo Copper Alloy shall continuously execute their respective operations of business and conduct management and operation of their properties, under the sufficient care of competent managers during the period from the signing date of the contract until the Effective Date. Any action that may have significant effects on any property and rights and/or obligations of the respective parties shall be taken after prior consultations between the parties.

2. Mitsubishi Materials may distribute dividends from surplus to its shareholders or registered pledgees of shares whose names are registered or recorded in Mitsubishi Materials' last register of shareholders as of

September 30, 2007, not exceeding the following amount:
¥4.00 per share for a total amount of ¥5,008,369,944.

3. Sambo Copper Alloy may distribute dividends from surplus to its shareholders or registered pledgees of shares whose names are registered or recorded in Sambo Copper Alloy's last register of shareholders as of November 13, 2007, not exceeding the following amount:
   ¥3.00 per share for a total amount of ¥68,007,300.

4. Other than as set forth in paragraphs 2 and 3 above, following the execution of this Agreement, Mitsubishi Materials and Sambo Copper Alloy shall not carry out any distribution of surplus, the record date of which is prior to the Effective Date of this Agreement.

Article 7 (Change to the Conditions of the Share Exchange and Termination of this Agreement)

Should any significant change to the financial conditions or management circumstances of either Mitsubishi Materials or Sambo Copper Alloy happen due to any cause such as an act of God during the period from the signing date of the contract until the Effective Date, should any serious disturbance to the execution of the Share Exchange happen or should the achievement of this Agreement become difficult in anyway, conditions of the Share Exchange and/or provisions of this Agreement may be changed or this Agreement may be terminated through consultations between the parties.

Article 8 (Validity of this Agreement)

1. This Agreement shall become void and invalid in case the proposed item of business is not approved at the general meeting of shareholders set forth in Article 4, Paragraph 1, of this Agreement.

2. Should circumstances require an approval of a general meeting of shareholders of Mitsubishi Materials in compliance with Article 796, Paragraph 4, of the Corporation Law, the issue will be addressed and resolved through consultations between Mitsubishi Materials and Sambo Copper Alloy.

3. This Agreement shall become void and invalid in case an approval of the authorities concerned cannot be obtained with regard to the Share Exchange.

Article 9 (Matters for Consultation Between the Parties)

Any matters other than those stipulated in this Agreement, which would become necessary for conducting the Share Exchange, shall be determined through consultations between Mitsubishi Materials and Sambo Copper Alloy in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, this Agreement has been executed in duplicate with respective signatures and seals thereon, with one copy to be held by each party.

October 26, 2007

Mitsubishi Materials:
Akihiko Ide, President
Mitsubishi Materials Corporation
5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo

Sambo Copper Alloy:
Takao Hashida, President
Sambo Copper Alloy Co., Ltd.
8-374, Sambo-cho, Sakai-ku, Sakai-shi, Osaka

3. Outline of the Content Stipulated in Article 184 of the Ordinance for Enforcement of the Corporation Law

(1) Matters regarding the propriety of the total exchange value, as well as other matters regarding the propriety of the computation method and the allotment of the exchange value

To ensure the fairness and appropriateness of the share exchange ratio to be calculated in the share exchange, the Company designated GCA Co., Ltd. (hereinafter "GCA"), whereas Mitsubishi Materials designated Mitsubishi UFJ Securities, Co., Ltd. (hereinafter "Mitsubishi UFJ Securities"), as their respective third-party institutions to perform the calculation of the share exchange ratio.

To calculate the value of the stock of the respective companies, GCA adopted the market value average method for Mitsubishi Materials, the multiple method (a method which applies multiples to the comparable company's financial metrics) and the discounted cash flow (DCF) method for the Company. Mitsubishi UFJ Securities adopted the market value average method for Mitsubishi Materials, and the multiple method (a method which applies multiples to the comparable company's financial metrics) and the discounted cash flow (DCF) method for the Company. In applying the market value average method, GCA and Mitsubishi UFJ Securities adopted the average closing price per share on all trading days during the six-month, three-month and one-month periods ending on October 19, 2007, the reference date for evaluation for Mitsubishi Materials.

Mitsubishi Materials and the Company considered the share exchange figures with reference to the calculation results on the share exchange ratio, which were submitted by the respective aforementioned third-party advisors and, as a result of subsequent negotiations and discussions, both parties approved the final share exchange ratio as reasonable and acceptable for their respective shareholders at meetings of their respective boards of directors held on October 26, 2007 and signed the share exchange agreement on the same day.

In order to avoid any conflict of interests with minority shareholders, at the Company's board of directors meeting, Mitsubishi Materials' senior executive officer who concurrently serves as a director of the Company was not present at the deliberations or resolution of the share exchange agreement. Additionally, at the Company board of directors meeting, Mitsubishi Materials' executive officer and an employee who concurrently serve as the Company's auditors were not present at the deliberations of the share exchange agreement.

The share exchange ratio is subject to change by the mutual agreement of both companies in the event of a substantial change to any conditions on which the calculation is based.

Company	Mitsubishi Materials (wholly owning parent)	Sambo Copper Alloy (wholly owned subsidiary)
Share exchange ratio	1	1.25

(Mitsubishi Materials will issue 1.25 shares of its common stock for each share of Sambo Copper Alloy's common stock.)

(2) Reason for having chosen the relevant type of property (Mitsubishi Materials' stock) as an exchange value

The Company determined Mitsubishi Materials' common stock, in comparison to cash, to be an appropriate consideration as exchange value by taking into account its sustainable convertibility into money and the possibility of increased stock value that may be enjoyed by our shareholders in the future if the aforementioned synergies as stated in "1. Reason for Making a Share Exchange with Mitsubishi Materials" are materialized.

(3) Matters regarding the propriety of capital and reserves of Mitsubishi Materials

The capital and several reserves of Mitsubishi Materials, which should increase in association with the share exchange, are as follows:

1) Capital: ¥0

2) Additional paid-in capital: Full amount of the variable paid-in capital paid by shareholders, which is stipulated in Article 68, Paragraph 1, Item 1-b, of the Ordinance for Corporate Accounting

3) Legal reserve: ¥0

(4) Articles of Incorporation of Mitsubishi Materials

As for the Articles of Incorporation of Mitsubishi Materials, please refer to the attached "Articles of Incorporation of Mitsubishi Materials Corporation."

(5) Markets where the chosen exchange value is traded

Transactions of shares of Mitsubishi Materials' stock are conducted on the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange.

(6) Those who engage in transactions of the exchange value as intermediaries, brokers or deputy agents

As Mitsubishi Materials' stock is listed on the stock exchanges as referenced above, ordinary securities companies trade and handle them as intermediaries and/or brokers.

(7) Matters regarding market prices of Mitsubishi Materials' stock

Below is a table indicating the stock price fluctuations (on the First Section of the Tokyo Stock Exchange) of Mitsubishi Materials' stock for the past three fiscal terms.

	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007
Opening price	253	252	630
Peak price	280	675	655
Lowest price	189	230	388
Closing price	256	629	559
P/E ratio (consolidated)	17.73	12.16	9.27

The latest stock prices of Mitsubishi Materials' stock and other relevant information are available, for example, at the Tokyo Stock Exchange's Web site (http://www.tse.or.jp/).

(8) Matters regarding financial statements, etc.

As for Mitsubishi Materials' financial statements and other documents associated with the latest fiscal term, please refer to the attached "Financial statements for the 82nd fiscal year."

(9) Matters that may have significant effects on corporate properties after the closing date of the latest fiscal term

1) None applicable for the Company.

2) The following items may be mentioned for Mitsubishi Materials:

a) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on December 22, 2006, to absorb Mitsubishi Materials Polycrystalline Silicon Corporation, a wholly owned consolidated subsidiary, and merged it on April 1, 2007, in accordance with a share exchange agreement dated December 22, 2006.

b) Mitsubishi Materials resolved at an extraordinary Board of Directors meeting held on May 10, 2007, to absorb Mitsubishi Materials Kobe Tools Corporation, a wholly owned consolidated subsidiary, and merged it on October 1, 2007, in accordance with a share exchange agreement dated May 10, 2007.

c) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on May 25, 2007, to conduct a share exchange for the purpose of making Ryoko Sangyo Corporation, a consolidated subsidiary in which Mitsubishi Materials has a stake of 67.8%, a wholly owned subsidiary, and made it a wholly owned subsidiary through a share exchange on August 1, 2007, in accordance with a share exchange agreement dated May 25, 2007.

d) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on May 25, 2007, to completely hand over its gold bonding wire business to the Tanaka Kikinzoku Group (Tanaka Kikinzoku Kogyo K.K. and Tanaka Denshi Kogyo K.K.) and transferred it for value to Tanaka Denshi Kogyo K.K. on October 1, 2007, in accordance with a master agreement dated May 25, 2007, and a Kyushu-bunkatsu (absorption-type company split) agreement dated July 27, 2007.

e) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on October 26, 2007, to conduct a share exchange for the purpose of making Mitsubishi Shindoh, a consolidated subsidiary in which Mitsubishi Materials has a stake of 51.0%, a wholly owned subsidiary as of February 1, 2008, and signed a share exchange agreement with Mitsubishi Shindoh on October 26, 2007.

f) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on October 26, 2007, to conduct a share exchange for the purpose of making Sambo Copper Alloy, a consolidated subsidiary in which Mitsubishi Materials has a stake of 62.4%, a wholly owned subsidiary as of December 28, 2007, and signed a share exchange agreement with Sambo Copper Alloy on October 26, 2007.

SECOND ITEM OF BUSINESS: *DIVIDENDS FROM SURPLUS*

In conducting the share exchange for which your approval is requested as per the First Item of Business above, the Company intends to distribute dividends from surplus to shareholders whose names are registered or recorded in the last register of shareholders as of November 13, 2007, in the following manner.

This Second Item of Business shall be effective on condition that the First Item of Business is approved and that a distributable amount, which corresponds to the total amount of dividends from surplus, exists as of the date set forth in item (3) below.

(1) Type of property for dividends

The property for dividends shall be money.

(2) Matters regarding the allotment of the property for dividends and the total amount thereof

¥3 per share of the Company's common stock. The total amount of dividends shall be the product of dividend per share of the Company's common stock multiplied by the Company's total number of shares issued, not to exceed the amount of ¥68,007,300.

(3) Effective date of the dividends from surplus

December 25, 2007

Mitsubishi Materials and Sambo Copper Alloy are Japanese companies. Information distributed in connection with the proposed share exchange transaction is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the companies are located in Japan, and some or all of their officers or directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the companies may purchase shares of Sambo Copper Alloy otherwise than under the share exchange, such as in privately negotiated purchases.

ATTACHMENTS

[Translation]

Power of Attorney

I hereby grant power of attorney to [ ] with respect to the following matters.

Attendance at the extraordinary general meeting of shareholders of Sambo Copper Alloy Co., Ltd. to be held on November 21, 2007 (also in the event of any adjournment or continuation thereof), and exercise of voting rights in accordance with my instructions with regard to the following agenda items (Approve or Reject is to be marked with a circle).

However, where I have not given any instructions with respect to approval or rejection of the agenda items or where a revised version of the original draft has been submitted, a blank power of attorney will be given.

Agenda Item 1	With regard to original draft	Approve	Reject
Agenda Item 2	With regard to original draft	Approve	Reject

November [ ], 2007

No. of owned shares: [ ] shares Shareholder name:



Place for notified seal

[Translation]

ARTICLES OF INCORPORATION


MITSUBISHI MATERIALS CORPORATION

Articles of Incorporation
of
Mitsubishi Materials Corporation

Chapter I. General Provisions

Article 1. (Trade Name)

The name of the Corporation shall be 'Mitsubishi Materiaru Kabushiki Kaisha', and it shall be called in English as 'Mitsubishi Materials Corporation'.

Article 2. (Objectives)

The objectives of the Corporation shall be to engage in the following businesses:

1. Manufacture and sales of copper, lead, zinc, gold, silver, tin, copper wire rods, copper cakes and billets, copper tubes, and other non-ferrous and precious metal products;

2. Manufacture and sales of cement, cement solidifying materials, processed products of cement and ceramic products;

3. Manufacture and sales of ultra-hard-metal alloys and tools, diamond tools, sintered metal components, oleo bearings, and other powder metallurgy products;

4. Manufacture and sales of corrosion-resistant and heat-resistant alloys, copper alloys, zinc alloys for die-casting, precision cast and wrought products, and other non-ferrous alloys;

5. Manufacture and sales of precision moulds, machinery, equipment and devices for general industrial use, storage containers, transport containers, vehicles, and housing equipment;

6. Manufacture and sales of aluminium beverage cans, can tops and lids and other beverage and food containers, and collection of used aluminium cans;

7. Manufacture and sales of silicon for semiconductors, gold bonding wires and precision rolled products, sputtering targets, high purity materials, quartz products, selenium, tellurium, minor metals, electro-conductive powders and other components for electronics and telecommunications devices as well as materials thereof, and other electrical equipment and appliances;

8. Purchases and sales of petrol, naphtha, kerosene, light oil, heavy oil, asphalt, lubricating oil, liquefied petroleum gas and other petroleum-related products, and production and sales of coal, coke, iron ore and other minerals;

9. Production, process and sales of gravel, sand, rubble and other materials for civil engineering and construction, and quarrying business;

10. Manufacture and sales of ceramic condensers, surge absorbers, thermistors, varistor, noise filters, resistors, ceramic artificial bones and other special ceramic products;

11. Manufacture and sales of sulphuric acid, silico-chemicals, fluoro-chemicals, pigments, electrolytic magnesia, calcium carbonate and other inorganic chemical products, and concrete admixtures, paints, tyres and other organic chemical products;

12. Research, study, development, design, construction, operation and technical services in the filed of nuclear power and undertaking of provision thereof, and manufacture and sales of nuclear fuels;

13. Manufacture and sales of medicines, medical devices and food additives;

14. Research, study and development in the field of biochemistry, microbiology and other bioscience, and manufacture and sales of microbial preparations and enzyme preparations utilising technologies acquired by such research and development;

15. Development, manufacture, sales, lease and licensing of devices, systems and software related to data processing and telecommunication, and undertaking of provision of services related thereto;

16. Design, supervision and execution of civil engineering and construction, machine-installation and electric works, and other construction related works;

17. Mining, smelting and refining, metal fabrication, chemical engineering, power supply, manufacture of fertilisers and salt, agriculture and forestry, and disposal of public, industrial and medical wastes;

18. Purchases and sales, research, study, development, planning, design, technical instruction, undertaking of works, consulting and engineering services of raw materials, components and products related to each of the foregoing businesses;

19. Forwarding, insurance agency, wholesale, transport by local railways and automobiles, ocean-freight forwarding, agency, warehousing and travel agency businesses;

20. Purchases and sales, lease and management of real properties, intermediation related thereto, and land development;

21. Operation, management, lease and provision of management services of facilities for health; sporting, tourism and recreation; and

22. Any business incidental to each of the above items.

Article 3. (Head Office)

The Corporation shall have its head office in Chiyoda-ku, Tokyo.

Article 4. (Public Notice Method)

Public notices of the Corporation shall be given in the Nihon Keizai Shimbun published in Tokyo.

Chapter II. Shares

Article 5. (Total Number of Issuable Shares)

The total number of the Corporation's issuable shares shall be two billion six hundred eighty three million one hundred sixty two thousand (2,683,162,000) shares.

Article 6. (Issuance of Share Certificates)

The Corporation shall issue share certificates relating to the shares.

Article 7. (Acquisition of Corporation's Own Shares)

The Corporation may acquire its own shares through market transactions etc. by a resolution of the Board of Directors pursuant to the stipulation of Paragraph 2 of Article 165 of the Companies Law.

Article 8. (Number of Unit Shares -*Tangen Kabushiki*- and Non-issuance of Certificates of Shares for Less Than a Unit - *Tangen-miman Kabushiki*-)

1. The number of unit shares of the Corporation shall be one thousand (1,000).

2. The Corporation, notwithstanding the provision of Article 6, shall not issue certificates relating to shares less than a unit; provided, however, this may not apply where otherwise provided in the Share Handling Regulations.

Article 9. (Rights concerning Shares Less Than a Unit)

Shareholders (hereinafter, such term shall include beneficial shareholders) who have the shares less than a unit may not exercise the rights concerning their shares less than a unit except for the following rights:

1. rights stipulated in each Item of Paragraph 2 of Article 189 of the Companies Law;

2. rights to make a request under the provision of Paragraph 1 of Article 166 of the Companies Law;

3. rights to receive allotment of offering shares and allotment of offering share warrants pro rated to the number of shares owned by the shareholders; and

4. rights to make a request stipulated in the next Article.

Article 10. (Additional Purchase of Shares Less Than a Unit)

The Corporation's shareholders who have the shares less than a unit may, in accordance with the provision of the Share Handling Regulations, request the Corporation to sell and transfer to them the number of shares which shall become a unit if combined with their holding shares less than a unit.

Article 11. (Share Handling Regulations)

The handling and fees relating to the shares and the share warrants of the Corporation and procedures etc. relating to exercise of shareholders' rights toward the Corporation shall, in addition to laws and regulations or the Articles of Incorporation, be governed by the Share Handling Regulations established by the Board of Directors.

Article 12. (Administrator of Register of Shareholders)

1. The Corporation shall have an Administrator of Register of Shareholders.

2. The Administrator of Register of Shareholders and its place of business shall be determined by resolution of the Board of Directors and shall be notified in public.

3. The production and maintenance of the Corporation's register of shareholders (hereinafter, such term shall include the register of beneficial shareholders), the register of share warrants, the register of lost share certificates and other administrative works relating to the register of shareholders, the register of share warrants and the register of lost share certificates shall be entrusted to the Administrator of Register of Shareholders and shall not be handled at the Corporation.

Article 13. (Record Date)

Unless otherwise provided for by the Articles of Incorporation, the Corporation shall deem the shareholders or the registered pledgees of shares entered or recorded in the final Register of Shareholders as of a specific date, to be specified by the prior public notice thereof if necessary, as those who are entitled to exercise the rights of the shareholders or the registered pledgees of shares.

Article 14. **(Matters to be Notified by Shareholders etc.)**

1. Shareholders, pledgees or their legal representatives shall notify their names, addresses and seal impressions in accordance with the Share Handling Regulations. The same shall apply in case of any change in such matters. However, foreigners who customarily sign their names may substitute their specimen signatures for seal impressions.

2. Shareholders, pledgees or their legal representatives residing abroad shall designate their mailing addresses or appoint their resident agents in Japan, and shall notify thereof in accordance with the Share Handling Regulations. The same shall apply in case of any change in such matters.

Chapter III. General Meeting of Shareholders

Article 15. **(Convocation of General Meeting of Shareholders)**

1. The ordinary general meeting of shareholders shall be convened in June every year, and the extraordinary general meeting of shareholders may be convened whenever necessary.

2. The record date relating to voting rights at the ordinary general meeting of shareholders shall be 31 March of every year.

Article 16. **(Convenor and Chairman of General Meeting of Shareholders)**

The general meeting of shareholders shall be convened by the President Director based on a resolution of the Board of Directors and the President Director shall become the Chairman, unless otherwise provided for by laws and regulations. In case that the President Director is prevented from so acting, other Director shall replace this in the order previously determined by the Board of Directors.

Article 17. **(Disclosure and Deemed Supply of Reference Documents of General Meeting of Shareholders etc. through Internet)**

At the time of convening the general meeting of shareholders, it may be deemed that the Corporation has supplied toward the shareholders information which must be described or expressed in the reference documents of the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements by disclosing in a way to use the Internet in compliance with the stipulations of laws and regulations.

Article 18. **(Exercise of Voting Rights by Proxy)**

A shareholder may exercise his/her voting rights by appointing one (1) another shareholder of the Corporation having voting rights as his/her proxy. In such case, the shareholder or the proxy must submit to the Corporation a written document to prove such proxy each time of the general meeting of shareholders.

Article 19. **(Diverse Exercise of Voting Rights)**

A shareholder who holds shares for others must, where he/she exercises the holding voting rights without unification, notify the Corporation in writing of the effects and the reasons not later than three (3) days prior to the meeting date of the general meeting of shareholders.

Article 20. **(Resolution of General Meeting of Shareholders)**

1. Unless otherwise provided for by laws and regulations or by the Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority vote of the voting rights of shareholders present who are entitled to exercise their voting rights.

2. The resolution stipulated in Paragraph 2 of Article 309 of the Companies Law shall be adopted, where shareholders holding one third (1/3) or more of voting rights of shareholders who are entitled to exercise voting rights are present, by two thirds (2/3) or more of such voting rights.

Article 21. (Minutes of General Meeting of Shareholders)

With regard to the proceedings of the general meeting of shareholders, the minutes shall be produced in accordance with the provision of laws and regulations, and the Chairman and the Directors present thereat shall affix the names with seals or electronically sign.

Chapter IV. Directors and Board of Directors

Article 22. (Setting up of Directors and Board of Directors)

The Corporation shall have not more than ten (10) Directors and the Board of Directors.

Article 23. (Method of Election of Directors)

1. The Directors shall be elected by a resolution of the general meeting of shareholders.

2. The resolution of the general meeting of shareholders for electing the Directors shall be adopted, where shareholders holding one third (1/3) or more of the voting rights of shareholders who are entitled to exercise the voting rights are present, by a majority vote of such voting rights.

3. The election of the Directors shall not be by cumulative voting.

Article 24. (Directors' Term of Office)

The term of office of the Directors shall be until the closing time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within one (1) year after the election.

Article 25. (Representative Directors and Directors with Executive Titles)

1. The Corporation shall have one (1) President Director.

2. The President Director shall be appointed by a resolution of the Board of Directors and shall be Representative Director.

3. The Corporation may have one (1) Chairman Director, and one (1) or more Executive Vice President Directors and Managing Directors.

4. The Chairman Director, the Executive Vice President Directors and the Managing Directors shall be determined by a resolution of the Board of Directors.

5. Representative Directors may, by a resolution of the Board of Directors, be selected from among the Directors with executive titles of the preceding Paragraph.

Article 26. (Convocation and Chairman of Board of Directors)

Meetings of the Board of Directors shall, except as otherwise provided for by laws and regulations, be convened by the Chairman Director, and the Chairman Director shall become the chairman. In case that the Chairman Director is prevented from so acting or vacant, the President Director shall replace this, and in case that the President Director is prevented from so acting, other Directors shall replace this in the order previously determined by the Board of Directors.

Article 27. (Convocation Notice of Board of Directors)

1. The convocation notice of a meeting of the Board of Directors shall be despatched toward each Director and Corporate Auditor not later than four (4) days prior to the meeting date; provided, however, that this period may be shortened in case of urgency.

2. Where all of the Directors and the Corporate Auditors so agree, a meeting of the Board of Directors may be held without going through the procedure of convocation.

Article 28. (Resolutions and Minutes of Board of Directors)

1. A resolution of the Board of Directors shall be adopted, where a majority of the Directors who are entitled to participate in the decision are present, by the majority vote.

2. With regard to the proceedings of the Board of Directors, the minutes shall be produced in accordance with the provision of laws and regulations, and the Directors and the Corporate Auditors present thereat shall affix the names with seals or electronically sign.

3. In case that the requirements of Article 370 of the Companies Law are fulfilled, the Corporation shall deem a resolution of the Board of Directors to be adopted.

Article 29. (Execution of Business by Representative Directors)

The Representative Directors shall execute the business of the Corporation based on the decision of the Board of Directors. However, they shall execute daily businesses at their own discretion.

Article 30. (Exemption of Directors' Liabilities)

1. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 426 of the Companies Law, may exempt Directors (including ex Directors) from their liabilities, to the extent permitted by laws and regulations, by resolution(s) of the Board of Directors.

2. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 427 of the Companies Law, may enter into agreements with the External Directors which adopt the amount stipulated by laws and regulations as the limit of the liabilities.

Chapter V. Corporate Auditors and Board of Corporate Auditors

Article 31. (Setting up of Corporate Auditors and Board of Corporate Auditors)

The Corporation shall have not more than five (5) Corporate Auditors and the Board of Corporate Auditors.

Article 32. (Method of Election of Corporate Auditors)

1. The Corporate Auditors shall be elected by a resolution of the general meeting of shareholders.

2. The resolution of the general meeting of shareholders for electing the Corporate Auditors shall be adopted, where shareholders holding one third (1/3) or more voting rights of shareholders who are entitled to exercise the voting rights are present, by a majority vote of the voting rights.

Article 33. (Corporate Auditors' Term of Office)

1. The term of office of the Corporate Auditors shall be until the closing time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within four (4) years after the election.

2. The term of office of any Corporate Auditor elected to fill a vacancy of a Corporate Auditor who resigned before the expiration of the term of office shall expire at the time of expiration of his/her predecessor's term of office.

3. The effective term of the election resolution of an alternative Corporate Auditor who is elected in accordance with the provision of Paragraph 2 of Article 329 of the Companies Law shall be until the starting time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within two (2) years after such resolution.

Article 34. (Standing Corporate Auditors)

1. The Corporation shall have one (1) or more Standing Corporate Auditors.

2. The Board of Corporate Auditors shall select Standing Corporate Auditor(s) from among Corporate Auditors.

Article 35. (Powers of Board of Corporate Auditors)

The Board of Corporate Auditors shall consist of all Corporate Auditors, shall have the powers provided for by laws and regulations, and may, by its resolution, determine matters related to the execution by the Corporate Auditors of their duties. However, such resolution may not prevent any Corporate Auditor from exercising his/her powers.

Article 36. (Convenor and Chairman of Board of Corporate Auditors)

1. The Board of Corporate Auditors may appoint a convenor of meetings of the Board of Corporate Auditors in advance; provided, however, that the other Corporate Auditors may not be prevented from convening meetings.

2. With regard to meetings of the Board of Corporate Auditors, the convenor of the preceding Paragraph shall be the chairman.

Article 37. (Convocation Notice of Board of Corporate Auditors)

1. The convocation notice of a meeting of the Board of Corporate Auditors shall be despatched toward each Corporate Auditor not later than four (4) days prior to the meeting date; provided, however, that this period may be shortened in case of urgency.

2. Where all of the Corporate Auditors so agree, a meeting of the Board of Corporate Auditors may be held without going through the procedure of convocation.

Article 38. (Resolutions and Minutes of Board of Corporate Auditors)

1. A resolution of the Board of Corporate Auditors shall be adopted by a majority vote of the Corporate Auditors.

2. With regard to the proceedings of the Board of Corporate Auditors, minutes shall be produced in accordance with the provision of laws and regulations, and the Corporate Auditors present thereat shall affix the names with seals or electronically sign.

Article 39. (Exemption from Corporate Auditors' Liabilities)

1. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 426 of the Companies Law, may exempt Corporate Auditors (including ex Corporate Auditors) from their liabilities, to the extent permitted by laws and regulations, by resolution(s) of the Board of Directors.

2. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 427 of the Companies Law, may enter into agreements with the External Corporate Auditors which adopt the amount stipulated by the laws and regulations as the limit of the liabilities.

Chapter VI. Accounting Auditors

Article 40. (Setting up of Accounting Auditors)

The Corporation shall have the Accounting Auditor(s).

Article 41. (Election of Accounting Auditors)

The Accounting Auditor(s) shall be elected by a resolution of the general meeting of shareholders.

Article 42. (Accounting Auditors' Term of Office)

1. The term of office of the Accounting Auditor(s) shall be until the closing time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within one (1) year after the election.

2. Unless otherwise resolved at the ordinary general meeting of shareholders of the preceding Paragraph, the Accounting Auditor(s) shall be deemed to be re-elected at such ordinary general meeting of shareholders.

Chapter VII Accounts

Article 43. (Business Year)

The business year of the Corporation shall be from 1 April of each year to 31 March of the following year.

Article 44. (Decision-Making Body of Dividends from Surplus, etc.)

The Corporation shall, with regard to the matters relating to dividends from surplus, etc. stipulated by each Item of Paragraph 1 of Article 459 of the Companies Law, decide them by resolutions of the Board of Directors, without resolutions of the general meetings of shareholders, unless otherwise provided for by laws and regulations.

Article 45. (Record Date of Dividends from Surplus)

1. The record date of the Corporation's year-end dividends shall be 31 March of every year.

2. The record date of the Corporation's interim dividends shall be 30 September of every year.

3. The Corporation may, in addition to the preceding two Paragraphs, make distribution of surplus by setting out record date(s).

Article 46. (Prescription Period)

Where dividend assets are pecuniary, if the dividends are not received for five (5) full years from the date of commencement of payment. the Corporation shall be released from the payment obligation.

[History]

Enacted on 1 April 1950	Amended on 28 May 1971	Amended on 27 June 1991
Amended on 31 July 1950	Amended on 30 May 1972	Amended on 29 June 1994
Amended on 30 November 1951	Amended on 30 May 1973	Amended on 26 June 1998

Amended on 1 December 1952
Amended on 29 November 1956
Amended on 29 May 1957
Amended on 28 November 1963
Amended on 27 November 1964
Amended on 30 May 1967
Amended on 30 May 1968
Amended on 29 May 1970
Amended on 29 November 1973
Amended on 1 December 1973
Amended on 30 May 1974
Amended on 30 May 1975
Amended on 29 June 1982
Amended on 27 June 1986
Amended on 29 June 1988
Amended on 1 December 1990
Amended on 29 June 1999
Amended on 29 June 2000
Amended on 27 June 2002
Amended on 27 June 2003
Amended on 29 June 2004
Amended on 29 June 2005
Amended on 29 June 2006

[Translation]

Documents Attached to the Notice of the 82nd Ordinary General Meeting of Shareholders

Report for Shareholders for 82nd Fiscal Year

(From April 1, 2006, to March 31, 2007)

Business Report
Balance Sheet
Statement of Operations
Statement of Changes in Shareholders' Equity
Notes to the Financial Statements
Consolidated Balance Sheet
Consolidated Statement of Operations
Consolidated Statement of Changes in Shareholders' Equity
Notes to the Consolidated Financial Statements
Certified Copy of the Independent Auditors' Report on Financial Statements
Certified Copy of the Independent Auditors' Report on Consolidated Financial Statements
Certified Copy of the Audit Report of the Board of Corporate Auditors

Mitsubishi Materials Corporation

[Translation]

Please note that the following purports to be an excerpt translation from the Japanese original Notice of Convocation of the 82nd Ordinary General Meeting of Shareholders of Mitsubishi Materials Corporation prepared for the convenience of shareholders outside Japan with voting rights. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

Business Report

(From April 1, 2006 to March 31, 2007)

Article 47. Particulars Concerning the State of the Group

1. Business Developments and Results

In the 82nd fiscal year, despite the continued high raw material and fuel prices persisting from the previous fiscal year, the Japanese economy attained a sustainable growth as rationalization efforts increased corporate earnings, which boosted capital investments and steadily improved the employment climate and earnings, in addition to strong demand overseas and stable domestic consumption.

Through the entire fiscal year under review, the Mitsubishi Materials Group continued to experience high raw material and fuel prices. Nevertheless, the Group performed generally well due to high prices for our main metals such as copper and brisk demand in the automotive, and information and electronics sectors, as well as growth in cement business in the United States.

The Group responded to such an operating environment by stabilizing its earnings structure as a final stage of the consolidated Medium-Term Management Plan, for which the fiscal year under review was the final year, and accelerating efforts to establish growth foundations to achieve success in our core businesses. Specifically, we concentrated management resources in our three growth fields— "Automotive," "Information and Electronics," and "Recycling" —while harnessing the strengths of integrated management; enhanced productivity by reinforcing facilities; and improved technologies by promoting collaborative development. In addition, the Group is aggressively implementing business alliances with other companies including the joint development of limestone mines in the cement business, with the aim of expanding earning opportunities. The Group is also strengthening its capital relationship with its subsidiaries and affiliates in the copper business and is maintaining a system to improve earnings capability based on the attainment of a unified business operation from the refining to the processing of copper as a group of companies. Moreover, the Group continued to direct concerted efforts to reinforce profitability and improve its financial structure. To reinforce profitability, we liquidated/transferred unprofitable businesses and enhanced operational efficiency in each sector. To improve the financial structure, with all our efforts, we dedicated to compress interest-bearing debt.

As a result of these factors, revenue increased in each business segment—Cement, Metals, and Electronic Materials & Components—and strategic investments from the previous year contributed to the improvement in profitability.

The consolidated net sales increased by 27.0% year on year to 1,452,108 million yen, and consolidated ordinary income increased for the fifth consecutive term and continued to break the record for the third consecutive term, rising 32.7% to 107,188 million yen.

The consolidated net income increased by 21.4% to 71,382 million yen, resulting from reserve from soil remediation loss of the Company's Central Research Institute (Saitama Prefecture) and extraordinary losses from business restructuring, etc., while posting an extraordinary income from increased equities of newly-issued shares for SUMCO Corporation.

Non-consolidated net sales of the Company alone increased by 25.6% year on year to 755,013 million yen, with ordinary profit increasing by 67.8% to 43,562 million yen. Net income increased by 74.4% to 12,830 million yen.

The Company has enforced the effect of the amendment of the Articles of Incorporation, by the resolution of the 81st Ordinary General Meeting of Shareholders on June 29, 2006, that the payment of dividends be declared and made by a resolution of the Board of Directors.

The Company understands that the shareholders' earning returns is one of the most significant aims of management, and has its policy to decide the profit allocation after a general assessment of the various elements, taking into account the whole aspects of management such as its financial constitution, internal reserves and incomes. Based on this policy, the Company has decided to pay 4 yen per share for the term end dividend, based on the resolution of the Meeting of the Board of Directors on May 10, 2007, therefore, together with 2 yen for the middle term dividend, the total divided per share for the 82nd fiscal year is 6 yen (a 2-yen increase per share compared to the previous fiscal year).

We are pleased to report the overall condition of each business segment of the Group as follows:

- Cement

Although the demand for cement was slightly down for public works projects in Japan, demand for cement in the private sector recovered based on improved industrial earnings resulting in high demand. In the overseas cement business, sales in the U.S. market were buoyant and sales volume and revenue exceeded those of the previous fiscal year.

The demand for aggregate, which was focused principally on ready mixed concrete, was bullish with sales volume and revenue exceeding those of the previous fiscal year.

Consequently, consolidated net sales for the term of this business increased by 21.1% to 199,869 million yen.

- Metals

Sales volume of copper declined year on year due to a decrease in copper production by P.T Smelting, which ceased operations from early October to mid-December 2006 because of a plant accident at their oxygen suppler, although sales of rolled copper and copper for electric cables in the domestic market were bullish, supported by a favorable demand for automotive and semiconductor related products. In spite of the decrease in sales volume, sales revenue exceeded those of the previous fiscal year because of a substantial increase in copper prices. Sales revenue of gold exceeded that of the previous fiscal year owing to an increase in gold prices, while its sales volume declined due to a decrease in the quantity of raw materials.

Sales volume and revenue of processed copper products exceeded those of the previous fiscal year, reflecting the bullish demand for billets and cakes related to the automotive industry and electronic materials, recovery of demand for wires, and inclusion of Mitsubishi Shindoh Co., Ltd. as a consolidated subsidiary.

Consequently, consolidated net sales for the term of this business increased 59.2% year on year to 680,438 million yen.

- Advanced Materials & Tools

Sales volume and revenue of cemented carbide products exceeded those of the previous corresponding fiscal year due to strong sales in Europe and the U.S., although their domestic sales slowed down due to reduced demand for automotive-related tools.

Sales of functional parts declined compared to the previous fiscal year due to the impact from the transfer of the sintered parts business to Plansee Mitsubishi Materials Global Sinter Holding S.A., an equity-method affiliate, on December 1, 2005.

Sales volume and revenue of high- performance alloys exceeded those of the previous fiscal year due to strong demand for automotive-related products and aviation-related components.

Sales volume and revenue of diamond- cutting tools exceeded those of the previous fiscal year due to a bullish demand for IT/ digital and automotive related products.

Consequently, consolidated net sales for the term of this business decreased 5.6% year on year to 153,020 million yen.

- Aluminum

Sales volume and revenue of aluminum cans increased, owing to a revision in sales prices to cover a substantial increase in raw material prices, the effect of business merger with Hokkai Can Co., Ltd., on October 1, 2005 (currently, Hokkan Holdings Limited), and strong sales of regular cans.

Sales volume and revenue of rolled and processed aluminum exceeded those of the previous fiscal year due to a revision in sales prices to cover a substantial increase in raw material prices and strong sales of automotive-related extruded components and rolled products, such as panels.

Consequently, consolidated net sales for the term of this business increased 14.1% year on year to 164,075 million yen.

- Electronic Materials & Components

Sales of advanced materials exceeded that of the previous fiscal year due to the impact of strong gold prices on the sales of gold wires, and strong demand for silicon- and semiconductor-related products mainly for 300 mm silicon wafers.

Sales of electronic devices declined compared to the previous fiscal year due to the withdrawal and readjustment of unprofitable products and the transfer of Kamaya Electric Co., Ltd., to Walsin Technology Corporation on April 28, 2006.

Sales volume and revenue of polycrystalline silicon exceeded those of the previous fiscal year, largely due to strong sales for 300 mm silicon wafers.

Consequently, consolidated net sales for the term of this business division increased 13.3% year on year to 88,375 million yen.

- Others

Sales of the energy-related business exceeded that of the previous fiscal year due to increased sales of coal and petroleum reflecting buoyant fuel prices, although sales of fuel assemblies for nuclear reactors decreased and the revenue and expenses of the engineering projects were revised.

Sales of precious metals exceeded that of the previous fiscal year due to strong sales of jewelry-related items even though sales of gold to individual consumers greatly decreased due to buoyant prices.

Consequently, consolidated net sales for the term of total of other business divisions increased 8.2% year on year to 330,767 million yen.

Concerning the sale of OAP Residence Tower within the Osaka Amenity Park, the Company received an order from Tokyo Metropolis on June 12, 2006 to halt its real estate operations for two weeks in accordance with the Buildings Lots and Building Transaction Business Law. We solemnly accept this order, and will engage in CSR activities to fulfill our social responsibilities and make the utmost efforts to execute our duties appropriately. We have nearly closed financial settlements with the condominium owners of OAP Residence Tower. Environmental works according to an agreement with OAP Residence Tower Administrative Union Corporate are progressing unhampered.

Net sales and operating profit for each business for the 82nd consolidated fiscal year are as follows:

Business Division	Item	The 82nd Period (April 2006 – March 2007)		The 81st Period (April 2005 – March 2006)		Change Rate (%)
		Amount (Million Yen)	Composition Ratio (%)	Amount (Million Yen)	Composition Ratio (%)	
Cement	Net sales	199,869	13.8	165,053	14.4	21.1
	Operating profit	18,335	23.3	15,638	22.6	17.2
Metals	Net sales	680,438	46.8	427,461	37.4	59.2
	Operating profit	33,395	42.4	22,962	33.3	45.4
Advanced Materials & Tools	Net sales	153,020	10.5	162,157	14.2	(5.6)
	Operating profit	16,114	20.5	19,985	29.0	(19.4)
Aluminum	Net sales	164,075	11.3	143,792	12.6	14.1
	Operating profit	2,849	3.6	3,441	5.0	(17.2)
Electronic Materials & Components	Net sales	88,375	6.1	78,005	6.8	13.3
	Operating profit	10,388	13.2	4,814	7.0	115.8
Others	Net sales	330,767	22.8	305,789	26.7	8.2
	Operating profit	4,733	6.0	7,871	11.4	(39.9)
Elimination or Corporate Assets or Expenses	Net sales	(164,439)	(11.3)	(138,559)	(12.1)	18.7
	Operating profit	(7,059)	(9.0)	(5,731)	(8.3)	23.2
Total	Net sales	1,452,108	100.0	1,143,699	100.0	27.0
	Operating profit	78,758	100.0	68,981	100.0	14.2

Note: Net Sales and Operating Profits resulting from transactions among the Business Divisions have been deducted through the "Elimination and Corporate Assets or Expenses" item.

2. The State of Fund Procurement of the Group

Concerning the Group's fund procurement for the 82nd consolidated fiscal year, the Company issued straight corporate bonds (35 billion yen), and raised funds through commercial paper and bank loans. Borrowings at the end of the 82nd consolidated fiscal year (including bonds and commercial papers) decreased 6,068 million yen from the end of previous fiscal year to 685,187 million yen.

3. The State of Capital Expenditures of the Corporate Group

The Group determines capital expenditures by carefully evaluating investment options for the fields expected to grow and become profitable, while promoting the reduction of interest-bearing debts.

The amount of capital expenditures for the 82nd consolidated fiscal year was 66,484 million yen, as a result of facility conversions and enhancing or rationalizing production facilities, as well as maintenance and repairs of existing facilities.

Capital expenditures for each business for the 82nd consolidated fiscal year are as follows:

- Cement

We newly constructed a thermal power generation plant in Japan, while carrying out maintenance and repair works for existing facilities mainly in Japan and the U.S.

The capital expenditure for this business was 21,114 million yen.

- Metals

We enhanced copper processing plants in Japan and copper refining plants in Japan and Indonesia, while carrying out maintenance and repair works for existing facilities.

The capital expenditure for this business was 11,626 million yen.

- Advanced Materials & Tools

We strengthened facilities to meet increased orders mainly for automotive-related components, while carrying out maintenance and repair works for existing facilities.

The capital expenditure for this business was 12,702 million yen.

- Aluminum

We strengthened production facilities principally for rolled aluminum products, while carrying out maintenance and repair works for existing facilities.

The capital expenditure for this business was 6,481 million yen.

- Electric Materials & Components

We strengthened production facilities for polycrystalline silicon in Japan and in the U.S., while carrying out maintenance and repair works for existing facilities. The capital expenditure for this business was 8,162 million yen.

- Others

We carried out maintenance and repair works at existing facilities.

The capital expenditure for these businesses was 6,396 million yen.

4. Succession of Legal Rights and Obligations Relevant to the Business of Other Companies Based on Merger and Absorption or Assimilative-divisive Reorganization

The Company acquired its subsidiary Mitsubishi Materials Polycrystalline Silicon Corp., which produces polycrystalline silicon, on April 1, 2007, according to the resolution of the Meeting of the Board of Directors held on December 22, 2006. The subsidiary's plant became the Company's Yokkaichi Plant under the Electric Materials & Components Division.

5. Acquisition or Disposal of Shares, Equities and Stock Acquisition Rights of Other Companies

The state of acquisition or disposal of shares, equities and stock acquisition rights of other companies at the 82nd fiscal year is as follows:

(a) The Company underwrote, through allocation of new shares to a third party, 1,574,111 common stocks of its subsidiary Onahama Smelting & Refining Co., Ltd., in July 2006, according to the

resolution of the Meeting of the Board of Directors held on December 20, 2005. Consequently, the Company's capital participation in Onahama Smelting & Refining Co., Ltd., increased to 50.03%.

(b) The Company transferred 7,492,546 common stocks of its subsidiary, Kamaya Electric Co., Ltd., to Walsin Technology Corporation of Taiwan on April 2006 according to the resolution of the Meeting of the Board of Directors held on March 24, 2006. Consequently, the Company's capital participation in Kamaya Electric Co., Ltd., decreased to 10.0% and the Kamaya Electric Co., Ltd. has been excluded from the scope of consolidation.

(c) The Company underwrote, through allocation of new shares to a third party, 22,222,000 common stocks of Mitsubishi Cable Industries Ltd., which is an equity-method affiliate, according to the resolution of the Meeting of the Board of Directors held on July 13, 2006. Consequently, the Company's capital participation in Mitsubishi Cable Industries Ltd. increased to 36.5%.

(d) The Company acquired, through a takeover bid, 10,543,000 common stocks of Mitsubishi Shindoh Co., Ltd., which is an equity-method affiliate, in September 2006, according to the resolution of the Meeting of the Board of Directors held on July 24, 2006. Consequently, the Company's capital participation in Mitsubishi Shindoh Co., Ltd. increased to 51.0%, and Mitsubishi Shindoh Co., Ltd. has become a consolidated subsidiary of the Company.

6. Assets and the Trends of Profit and Loss Accounts

(a) The Corporate Group's Assets and the Trends of Profit and Loss Accounts (Consolidated)

		The 79th Period April 2003 – March 2004	The 80th Period April 2004 – March 2005	The 81st Period April 2005 – March 2006	The 82nd Period April 2006 – March 2007
Net sales	(Million yen)	948,237	984,776	1,143,699	1,452,108
Operating profit	(Million yen)	43,422	54,084	68,981	78,758
Ordinary income	(Million yen)	36,124	50,505	80,759	107,188
Net income (Net losses)	(Million yen)	(5,323)	16,374	58,802	71,382
Net income per share (Net losses)	(yen)	(4.77)	14.44	51.73	60.33
Net assets	(Million yen)	183,885	196,901	303,560	481,970
Net asset per share	(yen)	162.57	174.18	265.15	329.35
Total assets	(Million yen)	1,435,114	1,420,824	1,609,445	1,773,899

Note 1: Beginning with the 82nd consolidated fiscal year, the Company adopts "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005) for computing net assets.

Note 2: Beginning with the 82nd consolidated fiscal year, the Company adopts "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9 issued on July 5, 2006).

(b) The Company's Assets and the State of Profit and Loss Account (Non-consolidated)

	The 79th Period April 2003 – March 2004	The 80th Period April 2004 – March 2005	The 81st Period April 2005 – March 2006	The 82nd Period April 2006 – March 2007

Net sales	(Million yen)	487,585	531,246	601,362	755,013
Operating profit	(Million yen)	14,306	21,521	21,432	28,482
Ordinary income	(Million yen)	14,088	20,203	25,960	43,562
Net income	(Million yen)	4,433	6,135	7,355	12,830
Net income per share	(yen)	3.91	5.42	6.39	10.84
Net assets	(Million yen)	219,070	223,675	262,658	308,130
Net asset per share	(yen)	193.43	197.60	229.26	246.74
Total assets	(Million yen)	1,040,394	1,043,306	1,078,576	1,124,059

Note 1: Beginning with the 82nd fiscal year, the Company adopts "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005) for computing net assets.

Note 2: Beginning with the 82nd fiscal year, the Company adopts "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9 issued on July 5, 2006).

7. Issues that the Corporate Group Should Tackle

It is thought that gradual and stable growth of the Japanese economy will continue, since consumer spending is expected to increase based on improved incomes and employment, with the demand for capital expenditure becoming basically more bullish based on further increases in corporate earnings. However, it is feared that the prices of raw materials and oil may continue to rise in addition to a slowdown of exports to the U.S. due to a sluggish U.S. economy and increased domestic interest rates in Japan in the near future.

In this business environment surrounding the Group, it may be expected, on one hand, that the demand for IT and digital-related products will continue to be strong, with continued buoyant sales of automotive-related products. On the other hand, it may not be expected that state of optimism to continue. Production costs are expected to increase due to increased raw material procurement prices, based on changes in the environment of supply and demand, and other raw material strategies of countries producing rare metals. This is due to the fact that the trend of the significant metal prices that affect the prices of products is opaque.

Under these conditions, the Group formulated the New Medium-Term Management Plan (April 2007 - March 2010) "Breakthrough 1000--Aiming to Become a Company with 100 Billion yen in Ordinary Income." Under the New Medium-Term Management Plan, while maintaining the management policies of previous medium-term management plans, the Group's strengths will be further reinforced by realizing "Advancement and Change" throughout the Group's businesses to become a corporate group that can continue to annually record ¥100 billion in earnings, which we achieved during the fiscal year under review, regardless of changes in the external business environment.

The Group's business structure is gradually becoming capable of earning stable income in our four core businesses—Cement, Metals, Advanced Materials & Tools and Electronic Materials & Components. Under the New Medium-Term Management Plan, the business foundation of each of the four core businesses will be further reinforced. Taking advantage of the difference in the business cycle of each business, we will stabilize the overall earnings of the Group by pursuing the so-called four-wheel-drive management. The basic measures of the New Medium-Term Management Plan are as follows:

(a) Expansion and reinforcement of our four core businesses underlying integrated management.

We will strive to further strengthen our business foundation by pursuing a vertical value chain from raw materials to downstream products while focusing on growth points in the four core businesses—Cement, Metals, Advanced Materials & Tools and Electronic Materials & Components—and through value-added "Only One" or "No. 1" businesses and products. To reinforce the value chain, we will promote strategic partnerships with other companies including capital tie-ups, if necessary.

(b) Advancement and change by promoting growth strategies

The Group will continue to concentrate management resources in our three growth fields—"Automotive," "Information and Electronics," and "Recycling." Emphasizing these three fields not only in capital investments but also in R&D, we will continue to improve the Group's overall technologies including, for example, the development of electronic systems.

(c) Reinforcement of the financial structure

Under the New Medium-Term Management Plan, we will promote increasingly aggressive capital investments within operating cash flow. We will improve the equity ratio by such investments and enhance profitability.

(d) Reinforcement of corporate governance

We will improve corporate value by fulfilling our social responsibility. To do so, we will enhance corporate governance by steadily promoting CSR activities and completing the internal control system.

8. Major Business Activities of the Corporate Group (As of March 31, 2007)

The Corporate Group's business activities include the production and sales of cement and cement secondary products: refining, processing and sales of copper, gold and silver; production and sales of cemented carbide tools etc.; production and sales of aluminum beverage cans and rolled and processed aluminum; production and sales of various electronic materials and electronic components; production and sales of fuel assemblies for nuclear reactors and subcontracting in the field of nuclear fuel rod recycling. The major products and services of each business are as follows:

Business Division	Major Products and Services
Cement	Ordinary Portland cement and various other types of cements, solidification material type cement, cement processed products, fine gravel, sand, crushed stones, artificial lightweight aggregate, ready-mixed concrete etc.
Metals	Copper, gold, silver, lead, tin, zinc alloy, sulfuric acid, copper wire rod, copper cakes and billets etc.
Advanced Materials & Tools	Carbide tools, cemented carbide, corrosion-resistant alloy, heat-resistant alloy, special copper alloy, precision casting products, precision forging products, diamond- cutting tools, electric contact, small motors etc.
Aluminum	Bodies and covers for aluminum beverage cans, rolled aluminum products, processed aluminum products etc.
Electronic Materials & Components	Gold wires, sputtering targets, precision silicon products and other electronic materials; heat-conductive insulating substrates; surge absorbers, temperature sensors and other electric components; fluorine chemical products, conductive coatings, magnetic powder and other chemical products; polycrystalline silicon, columnar crystal silicon, silane gas, contact free ID systems etc.
Others	Petroleum, coal, fuel assemblies for nuclear energy power reactors, geo-thermal power generation, subcontracting of operations, design, research and surveying in the area of nuclear fuel recycling, engineering, precious metals products, jewelry, real estate agencies, real estate development, forestry, geological surveys, resource exploration, recycling of home appliances, consulting etc.

9. The Group's Major Plants and Business Offices (As of March 31, 2007)

(a) The Company

Head Office	1-5-1, Otemachi, Chiyoda-ku, Tokyo	
Plants and others	Cement	Aomori Plant, Iwate Plant, Yokoze Plant (Saitama), Higashitani Mine (Fukuoka), Kyushu Plant (Fukuoka)
	Metals	Akita Refinery, Naoshima Smelter & Refinery (Kagawa), Ikuno Plant (Hyogo), Sakai Plant (Osaka)
	Advanced Materials & Tools	Tsukuba Plant (Ibaraki), Gifu Plant, Okegawa Plant (Saitama), Iwaki Plant (Fukushima)
	Electronic Materials & Components [1]	Ceramics Plant (Saitama), Sanda Plant (Hyogo)
	Others	Geothermal & Electric Power Center (Saitama), Energy Project & Technology Center (Saitama)
Branch (office)	Sapporo Branch, Tohoku Branch (Miyagi), Tokyo Branch, Nagoya Branch, Osaka Regional Head Office, Kyushu Branch (Fukuoka)	
R&D Centers [2]	Central Research Centers (Saitama & Ibaraki)	
Offices [3 and 4]	Vancouver (Canada), Santiago (Chile), Shanghai (China), Kuala Lumpur (Malaysia), London (U.K.), Sydney (Australia)	

Note 1: Due to the merger with Mitsubishi Materials Polycrystalline Silicon Corp. on April 1, 2007, its plant was changed to the Company's Yokkaichi plant under the Electronic Materials & Components Division.

Note 2: Central Research Centers were united and renamed Central Research Institute on April 1, 2007, and is now in Ibaraki Prefecture.

Note 3: Sydney Office was established in August 1, 2006.

Note 4: Shared Service Center was reorganized to be under Head Office on March 1, 2007.

(b) Major Subsidiaries

Relevant Business Division	Company Name [1]
Cement	MCC Development Corp. (U.S.), Mitsubishi Cement Corp. (U.S.), Mitsubishi Materials Kenzai Corp. (Tokyo)
Metals	PT. Smelting (Indonesia), Sambo Copper Alloy Co., Ltd. (Osaka), Mitsubishi Shindoh Co., Ltd., (Tokyo), Onahama Smelting & Refining Co., Ltd. (Tokyo), MM Netherlands (Netherlands)
Advanced Materials & Tools	Mitsubishi Materials Tools Co., Ltd. (Tokyo), Japan New Metals Co., Ltd. (Osaka), Mitsubishi Materials Kobe Tools Co., Ltd., (Hyogo)
Aluminum	Mitsubishi Aluminum Co., Ltd. (Tokyo), Universal Can Corp. (Tokyo), Tachibana Metal Manufacturing Co., Ltd. (Osaka)
Electronic Materials & Components [2]	Mitsubishi Polycrystalline Silicon America Corp. (U.S.), Mitsubishi Materials Polycrystalline Silicon Corp. (Mie), JEMCO INC.(Akita)
Others	Ryoko Sangyo Corp. (Tokyo), Mitsubishi Materials Techno Corp., (Tokyo), Mitsubishi Materials Energy Corp. (Tokyo), Mitsubishi Nuclear Fuel Co., Ltd., (Ibaraki), Mitsubishi Materials Real Estate Corp. (Tokyo), Material-Finance Co., Ltd. (Tokyo)

Note 1: Locations within parentheses represent head office locations.

Note 2: The Company acquired Mitsubishi Materials Polycrystalline Silicon Corp. on April 1, 2007.

10. The Status of Employees (As of March 31, 2007)

(a) Status of Employees of the Corporate Group (Consolidated)

Business Division	Number of Employees [1]
Cement	3,568 (increased by 329 employees)
Metals	3,211 (Increased by 836 employees)
Advanced Materials & Tools	4,307 (Increased by 197 employees)
Aluminum	2,768 (Reduced by 44 employees)
Electronic Materials & Components	1,828 (Reduced by 809 employees)
Others	3,397 (Increased by 73 employees)
All Companies (For the whole Group)	552 (Increased by 29 employees) [2]
Total	19,631 (increased by 611 employees)

Note 1: Employee numbers within parentheses denote the change compared to the previous fiscal year end.

Note 2: Employees stated for All Companies are attached to administrative divisions that cannot be demarcated within a specified business division.

(b) The Status of Employees of the Company (Non-consolidated)

Number of Employees	Change Year on Year (persons)	Average Age	Average Years of Employment
3,848	Increased by 104	41.2	19.3

11. The State of Major Subsidiaries and Affiliates (As of March 31, 2007)

(a) The State of Major Subsidiaries

Company Name	Capital	The Company's Ownership (including indirect ownership)	Line of Business
PT Smelting	326 million U.S. dollars [1]	60.5 %	Sales and production of electrolytic copper in Indonesia
MM Netherlands Corp	30 million U.S. dollars [1]	100.0	Investments in Chili domestic copper mine business
Onahama Smelting & Refining Co., Ltd.	6,999 million yen [2]	50.0 [2]	Sales and production of electrolytic copper
Sambo Copper Alloy Co., Ltd.	2,550 million yen	62.4	Sales and processing of copper and copper alloy
Japan New Metals Co., Ltd.	500 million yen	100.0	Sales and production of tungsten, molybdenum and other powders
Mitsubishi Cement Corp.	70 million U.S. dollars [1]	67.0	Sales and production of cement in the south-west area of the U.S.
MCC Development Corp.	64 million U.S. dollars [1]	70.0	Investment in the American domestic ready-mixed concrete business
Mitsubishi Polycrystalline Silicon America Corp.,	328 million U.S. dollars [1]	100.0	Sales and production of polycrystalline silicon for semiconductors in the southern part of the U.S.
Material-Finance Co., Ltd.	30 million yen	100.0	Financing the Company and its affiliates
Mitsubishi Aluminum Co., Ltd.	8,196 million yen	76.0	Sales and production of rolled and processed aluminum products
Mitsubishi Nuclear Fuel Co., Ltd.	3,000 million yen	66.0	Sales and production of nuclear fuel
Mitsubishi Shindoh Co., Ltd.	8,713 million yen [3]	51.0 [3]	Sales and processing of copper and copper alloy
Mitsubishi Materials Energy Corp.	490 million yen	100.0	Sales of oil, coal and other fossil fuels
Mitsubishi Materials Kenzai Corp.	2,950 million yen	78.0	Sales and production of cement processed products
Mitsubishi Materials Tools Co., Ltd.	100 million yen	100.0	Sales of carbide tools
Mitsubishi Materials Techno Corp.	1,042 million yen	100.0	Sales and production of industrial machinery, facility construction and civil engineering
Mitsubishi Material Real Estate Corp.	4,500 million yen	100.0	Sales of real estate and leasing business
Universal Can Corp.	8,000 million yen	80.0	Sales and production of aluminum beverage cans

Ryoko Sangyo Co., Ltd.	393 million yen	67.8	Sales of Company products and non-ferrous metallic products

Note 1: Denotes paid-up capital.

Note 2: Onahama Smelting & Refining Co., Ltd. increased capital from 6,000 million yen to 6,999 million yen through the allocation of new shares to a third party undertaken by the Company and others in July 2006. As a result, the Company's capital participation increased from 49.29% to 50.03%.

Note 3: Through the takeover bid for stocks of Mitsubishi Shindoh Co., Ltd. in July 2006, the Company's capital participation increased from 34.4% to 51.0%. As a result, Mitsubishi Shindoh Co., Ltd. became a subsidiary of the Company in September 2006.

(b) State of Major Affiliates

Company Name	Capital	The Company's Ownership (including indirect ownership)	Line of Business
Ube-Mitsubishi Cement Corporation	8,000 million yen	% 50.0	Sales of cement and cement related products
Kobelco & Materials Copper Tube Ltd.	6,000 million yen	45.0	Production and sales of copper tubes and fabricated copper tubes
SUMCO Corporation	114,107 million yen 1)	28.2	Production and sales of silicon wafers for semiconductors
P.S. Mitsubishi Construction Co., Ltd.	4,218 million yen	41.3	Pre-stressed concrete works, civil engineering and sales of concrete products
Mitsubishi Cable Industries, Ltd.	19,278 million yen 2)	36.7 Note 2	Production and sales of optical and electronic components and power and communication cables
Plansee Mitsubishi Materials Global Sinter Holding S.A	5 million Euro 3)	50.0	Investments in powder metallurgy products business in Japan, Europe and North America

Note 1: SUMCO Corporation increased its capital from 82,173 million yen to 114,107 million yen through share offering and issuance of new shares in November 2006. As a result, the Company's capital participation decreased from 30.0% to 28.2%.

Note 2: Mitsubishi Cable Industries Co., Ltd. increased its capital from 17,278 million yen to 19,278 million yen through the allocation of new shares to a third party undertaken by the Company in July 2006. As a result, the Company's capital participation increased from 29.2% to 36.5%.

Note 3: Denotes paid-up capital.

12. The Corporate Group's Major Lenders (As of March 31, 2007)

Major Lenders	Borrowed Amount (Million Yen)	Company Shares held by the Lender	
		Held Shares (Thousand)	Capital Participation Ratio (%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	117,197	36,134	2.9
Mitsubishi UFJ Trust and Banking Corporation	77,541	15,555	1.2
Mizuho Corporate Bank, Ltd.	45,567	3,000	0.2
The Norinchukin Bank	23,978	5,001	0.4
Japan Bank for International Cooperation	20,291	-	-

Note: The capital participation ratio is calculated after deducting the treasure stock (3,263,045 shares)

[Translation]

Article 48. Articles Concerning Stocks (As of March 31, 2007)

1. The total number of authorized shares: 2,683,162,000 (no change compared to the previous fiscal year).

2. The total number of issued shares: 1,252,092,486 (an increase of 104,174,565 compared to the previous fiscal year).

Note 1: The total number of share issued increased 51,321,724 upon the exercise of new share subscription rights of the Euro-Yen based convertible bonds due 2007.

Note 2: The total number of share issued increased 52,852,841 upon the exercise of new share subscription rights of the Euro-Yen based convertible bonds due 2009.

3. Number of shareholders: 161,848 (an increase of 986 compared to the previous fiscal year). Number of shareholders with voting rights: 130,410 (an increase of 1,902 compared to the previous fiscal year).

4. Major Shareholders

Shareholders	Investment in the Company	
	Number of shares held (Thousand)	Percentage of shareholding (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	78,983	6.3
Japan Trustee Service Bank, Ltd. (Trust account)	74,606	6.0
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,134	2.9
Meiji Yasuda Life Insurance Co.	29,047	2.3
Japan Trustee Services Bank, Ltd. (Trust account 4)	28,480	2.3
Mitsubishi UFJ Trust and Banking Corporation	15,555	1.2
Kaihatsu Industry Co.	14,296	1.1
Nippon Life Insurance Co.	12,888	1.0
Mitsubishi Heavy Industries, Ltd.	12,328	1.0
Mitsubishi Estate Co., Ltd.	11,640	0.9

Note: Percentage of shareholding is calculated after deducting the treasury stock (3,263,045 shares)

[Translation]

Article 49. Articles Concerning the Company's Executives

1. Directors and Corporate Auditors (As of March 31, 2007)

Title	Name	Position and Responsibilities	Representation of other companies
Representative Director President	Akihiko Ide	responsible for: General Operations of the Company	
Representative Director Executive Vice President	Tsuneo Katsuki	Assistant to the President CCO (Chief CSR Officer) responsible for: Business Structure Reform; CSR; Recourse & Environmental Business; Overseas Business; Civil Engineering and Construction Business	
Representative Director Executive Vice President	Haruhiko Asao	Assistant to the President CTO (Chief Technology Officer) responsible for: Corporate Production Engineering; Corporate Technology & Development; Rolled Copper Business; Energy Business; *Shimokita*-Waste Disposal Business	
Representative Director Executive Vice President	Hiroshi Yao	Assistant to the President responsible for: Aluminum Business; Aluminum Cans Business	President, Universal Can Corporation
Representative Director Managing Director	Hiroo Kiyokawa	Assistant to the President CIO (Chief Intelligent System Officer) responsible for: Personnel Affairs; Information System; Shared Services; Affiliated Corporations Div.	Senior Managing Director, Ryou-Kuu Resort Development Co., Ltd.
Representative Director Managing Director	Hisayoshi Honma	Assistant to the President CPO (Chief Procurement Officer) responsible for: Corporate Marketing; Procurement & Logistics; Electronic Materials & Components Business; Powder Metallurgy Products Business	
Representative Director Managing Director	Yoichi Taguchi	Assistant to the President CGO (Chief Green Officer) responsible for: Car Electronics System Business; Corporate Strategy; Legal & General Affaires; Corporate Communications & IR; Environment Management	
Representative Director Managing Director	Hiroshi Kanemoto	Assistant to the President CFO (Chief Financial Officer) responsible for: Internal Audit; Finance & Accounting; Improvement of Costs of the Head Office	President, Materials Finance Co., Ltd.
Director Executive Adviser	Akira Nishikawa		
Director	Yukio Okamoto		Representative Director,

Title	Name	Position and Responsibilities	Representation of other companies
			Okamoto Associates Inc. Managing Director, Pacifica Neo Ventures, LLC
Corporate Auditor (Standing)	Yoshimitsu Moriya		
Corporate Auditor (Standing)	Yoshio Fujiwara		
Corporate Auditor (Standing)	Nobuaki Naito		
Corporate Auditor	Akio Utsumi		Chairman, Mitsubishi UFJ Trust and Banking Corporation

Note 1: Mr. Yukio Okamoto is an Outside Director as stipulated in Article 2, Clause 15 of the Corporation Law.

Note 2: Mr. Yoshimitsu Moriya and Mr. Akio Utsumi are Outside Corporate Auditors as stipulated in Article 2, Clause 16 of the Corporation Law.

Note 3: Mr. Yoshimitsu Moriya is experienced as a manager in the banking sector and is very knowledgeable in finance and accounting.

Note 4: Mr. Nobuaki Naito is an ex-Director responsible for the Company's finance and accounting and is very knowledgeable in finance and accounting.

Note 5: Mr. Akio Utsumi is experienced as a manager in the banking sector and is very knowledgeable in finance and accounting.

Note 6: In addition to the above-mentioned, Directors and Corporate Auditors who hold concurrent offices in other companies are as follows:

Name	Name of the Company of Concurrent Office	Nature of the Concurrent Position
Tsuneo Katsuki	P.S. Mitsubishi Construction Co., Ltd.	Director
Haruhiko Asao	Mitsubishi Shindoh Co., Ltd.	Corporate Auditor
Hiroo Kiyokawa	CO-OP Chemical Co., Ltd.	Director
Yoichi Taguchi	SUMCO Corporation	Director
Akira Nishikawa	Sakai Chemical Industry Co., Ltd.	Director
Yukio Okamoto	Asahi Breweries, Ltd. Mitsubishi Motors Corporation	Director Corporate Auditor

Note 7: The Directors and Corporate Auditors who have resigned during the 82nd fiscal year are as follows. (Date of Resignation: June 29, 2006)

Representative Director and Executive Vice President, Mr. Koichi Kitamura

[Translation]

Corporate Auditor (Standing), Mr. Kuniyasu Sakakibara

Corporate Auditor, Mr. Toyoshi Nakano

[Translation]

(Reference) The following Executive Officers have assumed office as of April 1, 2007.

Title	Name	Position and Responsibilities
Senior Executive Officer	Michio Fujita	President. Cement Company
Senior Executive Officer	Fumio Shimada	President, Advanced Materials & Tools Company
Senior Executive Officer	Toshinori Kato	President, Metals Company
Senior Executive Officer	Makoto Miki	General Manager, Personnel Div., and responsible for the Precious Metal Business
Senior Executive Officer	Hironori Yoshimura	Assistant to the Director responsible for Corporate Technology & Development Vice President, Advanced Materials & Tools Company
Senior Executive Officer	Mayuki Hashimoto	President, Electronic Materials & Components Company
Senior Executive Officer	Yukio Ono	General Manager, Energy Business Div.
Executive Officer	Toshio Hiratsuka	General Manager, Procurement & Logistics Div.
Executive Officer	Yoshio Akiyama	General Manager, Resources & Environmental Business Div.
Executive Officer	Motohiko Masunaga	General Manager, Kyushu Plant
Executive Officer	Tadatoshi Teruyama	Vice President, Cement Company Managing Director, Ube-Mitsubishi Cement Corporation
Executive Officer	Shuichi Daigo	General Manager, Osaka Regional Head Office
Executive Officer	Yutaka Koshiba	Vice President, Metals Company
Executive Officer	Kimball McCloud	President, Mitsubishi Cement Corp. President, MCC Development Corp.
Executive Officer	Yukimasa Endo	General Manager, Aomori Plant
Executive Officer	Masanori Hirayama	General Manager, Overseas Dept., Cement Company
Executive Officer	Noboru Yonezawa	Vice President, Advanced Materials & Tools Company
Executive Officer	Takeshi Itaba	General Manager, Gifu Plant
Executive Officer	Naoki Uchiyama	Vice President, Electronic Materials & Components Company
Executive Officer	Hideaki Yoshida	General Manager, Corporate Technology & Development Div.
Executive Officer	Yoshiaki Inaba	General Manager, Corporate Production Engineering Div.
Executive Officer	Masayuki Minagawa	General Manager, Information Systems Div.
Executive Officer	Akira Takeuchi	General Manager, Legal & General Affairs Div.

2. Directors and Corporate Auditors' Remunerations

The amount of remuneration paid to Directors and Corporate Auditors in the 82nd fiscal year is as follows:

Position	Number of Directors/Corporate Auditors	Remuneration
Directors (of which Outside Directors)	10 Directors (1 Outside Director)	547 million yen (22 million yen)
Corporate Auditors (of which Outside Corporate Auditors)	4 Corporate Auditors (2 Outside Corporate Auditors)	122 million yen (57 million yen)

Note 1: "Remuneration" is the total amount of remuneration paid to officers holding office from June 30, 2006, bonuses to be paid in the following fiscal year (except for Outside Directors and Corporate Auditors) and transfer to the reserve for retirement allowances for officers.

Note 2: The remuneration of Directors should be less than 35 million yen per month, excluding the monthly salary paid for service as employees, according to a resolution of the 80th Ordinary General Meeting of Shareholders held on June 29, 2005.

Note 3: The remuneration of Corporate Auditors should be less than 12 million yen per month, according to a resolution of the 65th Ordinary General Meeting of Shareholders held on June 28, 1990.

Note 4: The bonuses of Directors except Outside Directors should be less than 170 million yen per year, according to a resolution of the 81st Ordinary General Meeting of Shareholders held on June 29, 2006. The actual amount is computed by taking into consideration the consolidated net income and consolidated ordinary income of the concerned fiscal year.

Note 5: Based on the resolution of the Meeting of the Board of Directors held on May 10, 2007, the Company will abolish the retirement allowance system for Directors and Corporate Auditors upon the closing of the 82nd Ordinary General Meeting of Shareholders held on June 28, 2007. Subject to approval of the proposal "Granting of retirement allowances to the retiring Director and Corporate Auditor and payment of accrued benefits following the abolition of the retirement allowance system" at said Meeting, the Company plans to pay the total amount of 482 million yen to ten Directors (including 15 million yen to one Outside Director), and the total amount of 120 million yen to four Corporate Auditors (including 65 million yen to two Outside Corporate Auditors) at the time of their retirement.

3. The State of Concurrent Offices Held by Outside Directors (As of March 31, 2007)

Status Classification	Name	Nature of Concurrent Office and Place of Work
Outside Director	Yukio Okamoto [1]	Representative Director, Okamoto Associates Inc. Managing Director, Pacifica Neo Ventures Corp. Outside Corporate Director, Asahi Breweries Ltd., Outside Corporate Auditor, Mitsubishi Motors Corp.
Outside Corporate Auditor	Yoshimitsu Moriya	Outside Corporate Auditor, Universal Can Corp.
Outside Corporate Auditor	Akio Utsumi [2]	Chairman of board of directors (Representative Director), Mitsubishi UFJ Trust and Banking Corporation

Note 1: Mr. Yukio Okamoto, Outside Director, holds a concurrent office as a representative director of Okamoto Associates Inc. However, this company does not conduct any significant business with the Company. He also holds concurrent office as a managing director at Pacifica Neo Ventures Corp. and the Company is investing in the Pacifica Fund One LP managed by the same company.

Note 2: Mr. Akio Utsumi, Outside Corporate Auditor, holds a concurrent office as the Chairman of the board of directors (Representative Director) at the Mitsubishi UFJ Trust and Banking Corporation. The Company is borrowing from said bank, which is a major shareholder of the Company.

4. Major Activities of Outside Directors and Corporate Auditors (As of March 31, 2007)

Status Classification	Name	Major Activities
Outside Director	Yukio Okamoto	Mr. Okamoto participated in 14 out of the 15 Meetings of Board of Directors during the 82nd fiscal year. Mr. Okamoto provides well-informed opinions concerning general management as a Director, and when necessary provides well-informed opinions on international affairs as an informed specialist on international matters.
Outside Corporate Auditor	Yoshimitsu Moriya	Mr. Moriya participated in all 15 Meetings of the Board of Directors and all 10 meetings of the Board of Corporate Auditors during the 82nd fiscal year. Mr. Moriya provides good judgment on all matters concerning general management as a Corporate Auditor, based on his abundant experience as a manager of financial business.
Outside Corporate Auditor	Akio Utsumi	Mr. Utsumi participated in 11 out of the 12 Meetings of the Board of Directors and all 8 Meetings of Board of Corporate Auditors during the 82nd fiscal year, since he assumed office in June 29, 2006. Mr. Utsumi provides good judgment on all matters of general management as a Corporate Auditor based on his abundant experience as a manager of financial business.

Note: Regarding the sale of OAP Residence Tower within the Osaka Amenity Park, the Company received an order to stop its real estate business for two weeks from Tokyo Metropolis in June 12, 2006 in accordance with the Buildings Lots and Building Transaction Business Law. However, none of the Outside Directors and Outside Corporate Auditors was involved with the sales of the estate.

Board Members are making efforts to prevent this kind of circumstance from happening from the viewpoint of improving the Group corporate governance.

5. Outline of the Limited Liability Agreement

To promote invitation of good talents to the Board of Directors or Corporate Auditors, the Company's Articles of Incorporation provide that the Company may close limited liability agreements with Outside Directors and Outside Corporate Auditors, pursuant to Article 427, Paragraph 1 of the Corporation Law. According to these provisions, the Company holds such agreement with one Outside Director and two Outside Corporate Auditors. The outline of the agreement is as follows:

(a) Limited Liability Agreement with Outside Directors

Concerning the liability provided for in Article 423, Clause 1 of the Corporation Law, Outside Director shall bear the liability for damages up to the amount as stipulated in Article 425, Clause 1 of the Corporation Law, as long as the Outside Director performed its duties in good faith and without gross negligence. The Outside Director is indemnified for any excess amount.

(b) Limited Liability Agreement with Outside Corporate Auditors

Concerning the liability provided for in Article 423, Clause 1 of the Corporation Law, Outside Corporate Auditor shall bear the liability for damages up to the amount as stipulated in Article 425, Clause 1 of the Corporation Law, as long as the Outside Corporate Auditor performed its duties in good faith and without gross negligence. The Outside Corporate Auditor is indemnified for any excess amount.

Article 50. Articles Concerning the Accounting Auditor

1. Name of the Accounting Auditor: KMPG AZSA & Co.

2. Remuneration

The remuneration of the Accounting Auditor for the 82nd consolidated fiscal year is as follows:

Content of the Remuneration	Amount
(a) Remuneration that the Company should pay for the service as Accounting Auditor	75 million yen
(b) Money and total amount of earning on assets and others that the Company and its subsidiaries should pay, including the above (a)	346 million yen

Note 1: The Company's auditing agreement with the Accounting Auditor does not subdivide the amount of remuneration into that attributable to the Securities and Exchange Law and that attributable to the Corporation Law. In reality, it is impossible to subdivide the two. Therefore the amount in (a) includes auditing remuneration based on the Securities and Exchange Law.

Note 2: Among the major subsidiaries of the Company, PT Smelting of Indonesia, Mitsubishi Cement Corp., MCC Development Corp., Mitsubishi Polycrystalline Silicon America Corp., Mitsubishi Nuclear Fuel Co., Ltd., use the services of auditing corporations (including auditors who have the appropriate auditing qualifications abroad) other than KMPG AZSA & Co. for auditing of their accounting documents as provided for in the Corporation Law, the Securities and Exchange Law and their equivalent laws in the relevant countries.

3. Content of Non-Auditing Duties

The Company subcontracts to the Accounting Auditor duties (non-auditing duties) that are other than the duties of Clause 1, Article 2, of the Certified Accounting Law, including "Advice concerning internal control assessment relevant to financial reporting".

4. Policy on Non-reappointment or Dismissal of the Accounting Auditor

In addition to dismissal of Accounting Auditor by a resolution of the Board of Corporate Auditors as stipulated in Article 340 of the Corporation Law, the Company may propose not to reappoint or to dismiss the Accounting Auditor to the General Meeting of Shareholders upon the consent or request of the Board of Corporate Auditors, if it is regarded as difficult for the Accounting Auditor to execute its duties in an appropriate manner.

Article 51. Systems to Ensure Execution of Duties by Directors in Conformity with Laws and the Articles of Incorporation and Other Systems to Secure Appropriate Business Operations

The Company's policy is as follows:

1. Systems to Ensure Execution of Duties by Directors and Employees in Conformity with Laws and the Articles of Incorporation

   (a) The Company shall determine the code of the conduct and internal regulations that should be observed by the directors and employees and establish corporate ethics and a compliance system.

(b) The Company shall determine execution of duties through the Board of Directors, Corporate Strategy Committee and other committees in accordance with laws, the Articles of Incorporation, and internal regulations and policies. In addition, the legal department and the relative department shall carry out the preliminary review of certain relevant articles.

(c) The Company shall determine the general policies and plans, etc., concerning compliance at the Meetings of the Board of Directors. In addition, the Company shall appoint the director who is in charge of compliance and establish a division responsible for compliance and a committee for CSR (Company Social Responsibilities) to promote cross-divisional compliance activities (including internal education) for the whole Company.

(d) The Company shall establish an information liaison desk to deal with particulars related to problems that may arise over compliance.

(e) The Company shall enforce periodical auditing concerning the state of compliance in each division based on internal auditing by the division in charge.

2. Systems for Preservation and Management of Information Related to the Execution of Duties of Directors

The Company shall properly preserve and manage the minutes of the meetings of the Board of Directors and the Corporate Strategy Committee and other significant information, in accordance with applicable laws, the Articles of Incorporation, internal regulations and policies.

3. Regulations and Other Systems Concerning the Risk Management

(a) The Company shall enforce strict management of significant matters through the Board of Directors, Corporate Strategy Committee, and other decision-making bodies, in accordance with applicable laws, the Articles of Incorporation, internal regulations and policies. In addition, the Company shall carry out preliminary review of significant matters by legal and other related department according to internal regulations and policies in order to identify risks and prevent risk elicitation.

(b) The Company shall determine the regulations, policies, and plans related to risk management in general at the Meetings of the Board of Directors. In addition, the Company shall appoint the Director in charge of risk management and establish a committee for CSR and a division responsible for risk management to promote cross-sectional risk management activities for the whole company.

(c) The Company shall establish and properly manage internal regulations and policies for individual risks, including information leakage risk, credit transaction risk and financial transaction risk.

(d) The Company shall enforce suitable management based on the legislation and ordinances concerning work-related accidents.

(e) The Company shall build a communication system with the aim of preventing damage from accidents on a massive scale, natural disasters or terrorism, and establish an organization to respond to such events.

(f) The Company shall enforce periodical auditing concerning the state of risk management in each division by the division in charge of internal audit.

4. Systems to Ensure Efficient Execution of Duties by Directors

(a) The Company shall determine rationally the areas of responsibility of each of the Directors and let the Executive Officers assist the Directors in their execution of duties in accordance with the

executive officers system. In addition, the Company shall determine the areas of responsibility and authority of each division and body in accordance with the internal regulations and policies.

(b) The Board of Directors shall determine the management plan and allocate suitable management resources and authority among the various divisions to achieve the plan. In addition, the Directors shall verify the progress of the plan at each division as the occasion demands and take appropriate measures when necessary.

(c) The Company shall enforce periodic inspection concerning the efficiency of the execution of duties of each division by the division in charge of internal audit.

5. Systems to Ensure Appropriate Operations of the Corporate Group Consisting of the Company and its Parent Company and Subsidiaries

(a) The Company shall aim at establishing corporate ethics, and build a compliance system and risk management system (including an internal education system) by letting each subsidiary enact regulations and policies identical to the Company's code of conduct and regulations for compliance and risk management.

(b) The Company shall provide a contact for each subsidiary so that the contacts discuss and exchange information with the subsidiaries over certain significant matters to improve the efficiency and soundness of management for the subsidiaries and the whole Group.

(c) The Company shall exchange necessary information with the subsidiaries listed on the Stock Exchange to ensure the efficiency of consolidated management of the Group. The Company shall also enhance the internal control systems of these subsidiaries, while respecting their autonomy and independence.

(d) In addition to the 1, 2 and 3 above, the Company shall enforce periodic inspection concerning the efficiency of management, risk management and compliance of each subsidiary by the division in charge of internal audit of the Company.

6. Particulars Concerning Employees Assigned to Assist Corporate Auditors and Such Employees' Independence from Directors

The Company shall establish a division to support the operations of the Corporate Auditors and place full-time employees. In addition, the Company shall obtain the consent of the Board of Corporate Auditors concerning transfer of each of the employees and consult with the Board of Corporate Auditors concerning assessment and evaluation of them.

7. Systems for Directors' and Employees' Reporting to Corporate Auditors

In the event that they find a fact that might cause considerable damage to the Company in the course of carrying out their duties or a fact that is regarded to have a significant impact on the Company, the Directors and employees shall swiftly report that to the Corporate Auditors or the Board of Corporate Auditors in an appropriate manner as stipulated in applicable laws and internal regulations of the Company. The same shall apply when Corporate Auditors request them to report on the operations they conduct.

8. Other Systems to Ensure Efficient Auditing by Corporate Auditors

(a) Corporate Auditors and representative Directors shall exchange their opinions periodically and at any time when deemed necessary.

(b) Corporate Auditors shall be provided with the opportunity to attend the meetings of the Board of Directors and other significant meetings of the Company.

[Translation]

[Translation]

Article 52. Fundamental Policy Concerning the Control of the Company

1. Content of the Fundamental Policy

As a general rule, the Company believes that the shareholders of the Company should be decided through free market transactions in Company stocks, since the Company is listed on the Stock Exchange. The Board of Directors would not categorically deny an acquisition of shares, even in the case of a large acquisition, if the party carrying out such acquisition is properly aware of the Company's business operations taking into account its value to the society and contributes to ensure and enhance the Company's corporate value and the common interests of the shareholders. As a matter of course, the Company believes that the decision to accept or decline a proposal for a Large-Scale Acquisition of shares should be ultimately left to the individual shareholders of the Company.

However, there are several Large-Scale Acquisitions that do not contribute to the corporate value of a target company or the common interests of the shareholders, including (i) those that obviously harm the corporate value and the common interests of the shareholders, (ii) those that essentially force shareholders to sell their shares, (iii) those that do not provide adequate time and information for the target company's board of directors to submit an alternative proposal, and (iv) those that require the target company to negotiate with the Acquirer to procure more advantageous terms for the shareholders than those presented by the Acquirer. In addition, unless the party carrying out a Large-Scale Acquisition of the Company's shares is properly aware of the Company's management environment, understands the sources of its corporate value and the common interests of the shareholders, and aims to ensure and enhance these factors in the medium to long term, the Company's corporate value and the common interests of the shareholders will be harmed.

As described above, the Company believes that parties carrying out Large-Scale Acquisition that may harm the Company's corporate values and the common interests of the shareholders are not suitable as the party controlling decisions on the Company's finance and operating policies. According to the above assessment, the Board of Directors shall secure the necessary time and information for the shareholders to assess whether the acquisition is appropriate in the event of Large-Scale Acquisition of the share of the company to deter acquisitions that conflict with the Company's corporate values and common interests of the shareholders. This will allow the management to negotiate with potential Acquirers on behalf of the shareholders.

2. Activities for Realization of the Fundamental Policy and Activities to Prevent Inappropriate Control

The Company has been developing its various businesses by utilizing technologies accumulated through the Company's original metal and coal mining business to form an integrated-business company conducting four core businesses, namely cement, copper, tools, and electronic materials, as well as the energy, precious metals, aluminum and environment and recycling businesses. The Company has a fundamental corporate philosophy of contribution to society through its various business activities, and has made consistent efforts to create an affluent society through the supply of basic materials indispensable to people's lives as a comprehensive basic materials maker, as well as seeking to reduce environmental impact and establish a resource-recycling social system. In addition, the Company is determined to continue endeavoring to ensure and enhance its corporate value and the common interests of the shareholders not only through developing its business activities, but also by gaining additional trust from its stakeholders such as shareholders, employees, customers, local communities, suppliers and many other related parties, while maintaining a harmonious coexistence with society.

In this environment, the Company is realizing the advantage of integrated-business management to attain the stabilization of financial structures and is endeavoring to establish the growth base to achieve victory in its principal occupation. From April 2007, in conformity with the above mentioned "(7) Issues that the Corporate Group should Tackle" under "1- Particulars Concerning the State of the Group", the Company shall grapple with the implementation of the various policies under the New Medium-Term Management Plan "Break-through 1000 -- Aiming to Become a Company with 100 Billion yen in Ordinary Income" for three fiscal years for a period from fiscal 2007 to fiscal 2009.

The Company, in conformity with the corporate credo and the various policies, continues to pursue the maximization of the Company's corporate value and the common interests of the shareholders. However, as we have already mentioned above, it may not be possible to ignore the potential of Large-Scale Acquisitions by third

parties that may harm the corporate values and the common interests of the shareholders. Therefore, the Board of Directors has introduced a resolution (Introduction of Countermeasures to Large-Scale Acquisition of the Company's Shares, (Takeover Defense Measures), hereinafter called "The Plan") at the Meeting of the Board of Directors held on the April 27, 2007, which was published as a framework to prevent inappropriate management. However, with respect to the introduction of the Plan, in the event that it is not approved by shareholders at the 82nd Ordinary General Meeting of Shareholders of the Company to be held in June 28, 2007, we shall rescind it immediately.

The Outline of the Plan is as follows:

(a) Fundamental Policy of the Plan

For the purpose of ensuring and enhancing the corporate value of the Company and the common interests of the shareholders, the Company sets out its takeover defense measures to implement specific measures to be complied with by a party carrying out or who plans to carry out Large-Scale Acquisition of the Company shares and warn them in advance that the Company may implement countermeasures, and certain circumstances, will make protective measures against the acquisition.

(b) Plan Details

(i) Targeted Large-Scale Acquisitions

The Plan will apply in cases where there is an acquisition of share certificates, or the like of the Company that falls under a. or b. below or any similar action (excluding where the Board of Directors approves in advance; such act is referred to as a "Large-Scale Acquisition"). Any party carrying out or proposing a Large-Scale Acquisition (the "Acquirer") must comply with procedures predetermined in the Plan.

(1) An acquisition that would result in the holding ratio of share certificates, etc., of a holder amounting to 20% or more of the share certificates, etc. issued by the Company

(2) A tender offer that would result in the ownership ratio of share certificates, etc., of the share certificate relating to the tender offer, and the owning ratio of share certificates, etc. of a person having a special relationship totaling at least 20% of the share certificates, etc. issued by the Company.

(ii) Prior Submission of Letter of Intent to the Company

Unless otherwise determined by the Board of Directors, before effecting the Large-Scale Acquisition, the Company will require any Acquirer conducting a Large-Scale Acquisition to submit to the Board of Directors a written undertaking in the form prescribed by the Company that the Acquirer will, upon the Large-Scale Acquisition, comply with the procedures set out in the Plan ("Letter of Intent").

(iii) Provision of Information

When the Acquirer submits the Letter of Intent, the Company will require the Acquirer to submit to the Company information necessary and appropriate for the Company's shareholders to consider the Large-Scale Acquisition ("Essential Information") in accordance with the following procedures.

The outline of Essential Information is as follows;

(1) Details of the Acquirer and its group

(2) The purpose of the Large-Scale Acquisition

(3) The basis for the calculation of the value of the Large-Scale Acquisition

(4) Financial support for the Large-Scale Acquisition

(5) Existence of communication (expression of intent) with any third party upon the Large-Scale Acquisition

(6) Lease agreements, etc, concerning the share certificates, etc. of the Company already held by the Acquirer

(7) Scheduled agreement between a third parties for the mortgage agreements etc. or any other agreements concerning the share certificates, etc. of the Company that the Acquirer intends to acquire upon Large-Scale Acquisition.

(8) Post-acquisition management policy, etc., for the Company and the Company group

(9) Post-acquisition policies dealing with the Company's employees and other stakeholders in the Company

(10) Specific measures to avoid any conflict of interests with other shareholders in the Company

(iv) Insuring the assessment period

After receiving the provided information concerning Large-Scale Acquisition, the Board of Directors will establish a period of either a. or b. below for evaluation, review, negotiation, opinion forming and alternative plan preparation by the Board of Directors.

(1) 60 days, in case of a tender offer of all the shares of the Company where the consideration is paid in cash (yen) only.

(2) 90 days in any other Large-Scale Acquisition

(v) Recommendations from the Independent Committee

Concerning the triggering of the countermeasures, the Company will receive the recommendation from the Independent Committee composed of members independent from the management of the Company to prevent arbitrary assessment by the Board of Directors of the Company.

(vi) Event of the triggering countermeasures

The Board of Directors will receive the implementation recommendations from the Independent Committees for the reason that the Acquirer did not comply with the procedures stipulated in the Plan or other reasons. Then the Board of Directors may reach a decision on the triggering countermeasures with utmost respect to the Independent Committee's recommendation.

The Company will, in principle, implement gratis allotment of stock acquisition rights for the countermeasures.

3. The Framework of the Above (2), along with the Fundamental Policy of the above (1), Does Not Harm the Common Interests of the Shareholders or Aim to Maintain the Status of Company's Officers

The Board of Directors has concluded, for the reasons mentioned below, that the framework mentioned in (2) above is in line with the fundamental policy of (1) above, and does not harm the common interests of the shareholders or aim to maintain the status of the officers of the Company.

(a) Fully satisfying the requirements of the Guidelines for Takeover Defense Measures

The Plan fully satisfies the three principles set out in the Guidelines Regarding Takeover Defense Measures for the Purposes of Ensuring and Enhancing Corporate Value and Shareholders' Common Interests released by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005, namely, the principle of ensuring and enhancing corporate value and shareholders' common interests, the principle of prior disclosure and shareholders' intent, and the principle of ensuring necessity and appropriateness.

(b) Introduction for the purpose of ensuring and enhancing the corporate value of the Company and the common interests of the shareholders

As described in section (2) above, the Plan is being introduced to ensure and enhance the corporate value of the Company and the common interests of the shareholders. This includes allowing shareholders to decide whether or not to accept a proposal for a Large-Scale Acquisition, securing for the Board of Directors the information and time necessary to submit an alternative proposal, and to negotiate with the Acquirer in the interests of the shareholders in the event of a Large-Scale Acquisition of the Company's shares.

(c) Respect of the intent of shareholders

The Plan has been introduced by the resolution of the Meeting of the Board of Directors held on April 27, 2007. However, the introduction of the Plan will be submitted to the 82nd Ordinary General Meeting of Shareholders to be held on June 28, 2007 in order to confirm the shareholders' intent. If the Meeting of Shareholders above disapproves the introduction of the Plan, the Board of Directors will abolish the Plan immediately.

The Plan will be effective until the closing of the 85th Ordinary General Meeting of shareholders of the Company to be held in June 2010. Even before the expiration of the effective period, if (i) a general meeting of shareholders of the Company passes a resolution to abolish the Plan, or (ii) the Board of Directors passes a resolution to abolish the Plan, the Plan shall be abolished immediately. In addition, as the term of office of the Company's Directors is one year, the shareholders' intent may be reflected through the election of the Company's Directors. Accordingly, the introduction and abolition of the Plan fully reflects the shareholders' intent.

(d) Emphasis on the decisions of highly independent outside parties and information disclosure

In introducing the Plan, the Company will establish the Independent Committee as an organization that will make objective resolutions and recommendations to the Board of Directors on the operation of the Plan, including triggering the countermeasures, in order to eliminate arbitrary decisions by the Board of Directors.

The Independent Committee is composed of three or more members elected from (i) Outside Directors of the Company, (ii) Outside Corporate Auditors of the Company, or (iii) outside experts (including experienced corporate managers, former bureaucrats, attorneys-at-law, certified public accountants, and academic experts) and is independent from the management of the Company.

The Company will disclose the outline of decisions by the Independent Committee to shareholders as necessary and ensure a structure of operation of the *Plan in order* to contribute to the corporate value of the Company and the common interests of the shareholders.

(e) Establishment of reasonable, objective requirements for triggering

The Plan is established so that it will not be triggered unless reasonable and objective requirements have been satisfied, and ensures a structure to eliminate arbitrary triggering by the Board of Directors.

(f) No dead-hand takeover defense measures

The Plan is designed in a way that it may be abolished at any time by the Board of Directors composed of Directors elected at the Company's general meeting of shareholders. Therefore, the Plan is not a dead-hand takeover defense measure (takeover defense measures in which even if a majority of the members of the Board of Directors is replaced, the implementation of the measures cannot be stopped).

--- End ---

We have omitted the last fraction of the amounts and the number of shares mentioned above in this *Business Report*. In addition, we have rounded off the ratios to the last decimal place.

[Translation]

Balance Sheet

(As of March 31, 2007)

(millions of yen)

Item	Amount
[ASSETS]	
Current Assets	**344,287**
Cash and cash equivalents	18,026
Trade Notes receivable	4,608
Accounts receivable	109,480
Merchandise	765
Products	17,024
Semi-products and work-in-process	41,533
Raw materials	25,432
Progress payment	2,655
Supplies	6,107
Advance payment	4,856
Prepaid expenses	824
Short-term loans receivables	2,463
Other receivables	16,182
Gold bullion loaned	48,253
Deferred income taxes	3,823
Other	45,430
Allowance for doubtful accounts	(3,181)
Fixed Assets	**779,772**
Property, Plant and Equipment	**308,053**
Buildings	68,592
Structures	20,997
Machinery and equipment	58,669
Vessels	2
Vehicles and delivery equipment	80
Tools, furniture and fixtures	2,382
Land	144,232
Construction in progress	11,956
Forest and timber	1,140
Intangible Assets	**2,434**
Mining rights	590
Software	1,407
Other	437
Investment and Long-Term Receivables	**469,284**
Investments in securities	157,801
Securities of subsidiaries and affiliates	299,942
Bods of subsidiaries and affiliates	4
Investments	97
Investments in subsidiaries and affiliates	6,437
Long-term receivables	541
Long-term loans to subsidiaries and	9,452
affiliates	8,694
Other	(6,906)
Reserve for loss on investments of	(6,782)
affiliates	
Allowance for doubtful accounts	
Total Assets	**1,124,059**

Item	Amount
[LIABILITIES]	
Current Liabilities	**492,932**
Trade Notes payable	1,499
Accounts payable	61,008
Short-term bank loans	187,841
Commercial Paper	28,000
Current portion of bonds	10,000
Other payables	1,888
Accrued expenses	32,739
Accrued income taxes	1,890
Advance received	3,653
Progress payments received and receivables	330
Unearned income	90
Accrues bonuses	5,903
Employee deposits	9,339
Facilities related notes payable	819
Other facilities related payables	8,271
Gold payable	129,404
Other current liabilities	10,249
Long-term liabilities	**322,997**
Bonds	80,000
Long-term loans	162,177
Deferred income taxes	2,390
Deferred income taxes on revaluation reserve for	29,815
land	22,215
Severance and pension benefits	567
Severance and pension allowances for officers	3,636
Reserve for loss on subsidiaries and affiliates	12,037
Reserve for soil remediation	6,053
Guarantee deposits received	4,103
Others	**815,929**
Total liabilities	
[NET ASSETS]	
Shareholders' Equity	**226,364**
Common stock	**119,457**
Capital surplus	**88,415**
Capital reserve	59,064
Capital surplus	29,351
Retained earnings	19,413
Other retained earnings	19,413
Reserve for reduction entry for fixed assets	1,462
Reserve for special account of reduction entry for fixed assets	795
Reserve for mine prospecting	1,652
Reserve for extraordinary depreciation	52
Earned surplus carried forward	15,451
Treasury stock	**(922)**
Unrealized Gains/Losses and Exchange Rate	**81,765**
adjustments	**51,498**
Net unrealized holding gains on securities	**(1,345)**
Deferred gains/losses on hedging instruments	**31,613**
Revaluation reserve for land	**308,130**
Total Net Assets	
Total Liabilities and Net Assets	**1,124,059**

[Translation]

Note: Amounts less than one million yen have been rounded down.

Statement of Operations

(From April 1, 2006 to March 31, 2007)

(millions of yen)

Item	Amount
Net sales	**755,013**
Cost of sales	**676,268**
Gross Profit	**78,744**
Selling, General and Administrative Expenses	50,262
Operating Profit	**28,482**
Non Operating Income	**35,839**
Interest income	1,344
Dividend income	26,820
Rental earned in undertaking	5,535
Other non-operating income	2,138
Non Operating Expenses	**20,759**
Interest expense	6,891
Expenses for rent in undertaking	4,131
Loss on disposal of property, plant and equipment	2,290
Mine liquidation expense	2,412
Other non-operating expenses	5,032
Ordinary Income	**43,562**
Extraordinary Income	**2,540**
Reversal of allowance for doubtful accounts	1,027
Reversal of reserve for loss on subsidiaries and affiliates	513
Gain on sales of shares of affiliates	471
Profit on sales of marketable securities and investments in	415
securities	62
Profit on sales of property, plant and equipment	49
Others	**27,417**
Extraordinary Loss	10,879
Write-down of stock in subsidiaries and affiliates	8,703
Provision for loss on soil remediation	3,359
Provision for loss on business of affiliates	969
Loss on impairment	729
Write-down of marketable securities and investments in	417
securities	124
Provision for allowance for doubtful accounts	4
Loss on disposal of fixed assets	2,231
Loss on sales of investment in securities	**18,684**
Others	4,929
Income before Income Taxes	925
Corporate income taxes, and business tax	**12,830**
Income taxes adjustments	
Net Income	

Note: Amounts less than one million yen have been rounded down.

[Translation]

Statements of Changes in Shareholders' Equity

(From April 1, 2006 to March 31, 2007)

(millions of yen)

	Shareholders' Equity						Valuation, Currency Translation and Other Adjustments				Total Net Assets
	Common Stock	Capital Surplus		Retained Earnings	Treasury Stock	Shareholders' Equity	Net Unrealized Holding Gains on Securities	Deferred Gains/Losses on Hedging Instruments	Revaluation Reserve for Land	Unrealized Gains/Losses and Exchange Rate Adjustments	
		Capital reserve	Additional Capital Surplus	Additional Retained Earnings (*)							
Balance as of March 31,2006	101,752	41,463	29,344	13,354	(631)	185,283	45,562	-	31,812	77,375	262,658
Changes during the year											
Exercise of stock purchase warrants	17,705	17,600				35,306					35,306
Cash dividends from retained earnings				(6,870)		(6,870)					(6,870)
Director's and Corporate Auditor's Bonuses				(100)		(100)					(100)
Net income				12,830		12,830					12,830
Decrease from write-downs of land revaluation excess				199		199					199
Acquisition of treasury stock					(299)	(299)					(299)
Disposal of treasury stock			6		8	15					15
Net change in items other than shareholders' equity							5,936	(1,345)	(199)	4,390	4,390
Total change during the year	17,705	17,600	6	6,059	(291)	41,080	5,936	(1,345)	(199)	4,390	45,471
Balance as of March 31,2007	119,457	59,064	29,351	19,413	(922)	226,364	51,498	(1,345)	31,613	81,765	308,130

*Composition of Additional Retained Earnings

	Reserve for reduction entry for fixed assets	Reserve for special account of reduction entry for fixed assets	Reserve for mine prospecting	Reserve for extraordinary depreciation	Earned surplus carried forward	Total
Balance as of March 31,2006	1,351	75	492	7	11,427	13,354
Changes during the year						
Provision to voluntary reserve (previous term)	139	626	195	22	(984)	-
Reversal of voluntary reserve (previous term)	(4)	(75)	(71)	(1)	152	-
Provision to voluntary reserve (current term)	15	168	1,186	27	(1,397)	-

Reversal of voluntary reserve (current term)	(39)		(151)	(4)	194	-
Dividends paid from retained earnings					(6,870)	(6,870)
Bonuses to Directors and Corporate Auditors					(100)	(100)
Net income					12,830	12,830
Reversal of revaluation reserve for land					199	199
Total change	111	719	1,159	45	4,023	6,059
Balance on March 31, 2007	1,462	795	1,652	52	15,451	19,413

Note: Amounts less than one million yen have been rounded down.

[Translation]

Notes to the Financial Statements

[Significant Accounting Policies]

I. 1. Valuation basis and method for assets

(a) (1) Marketable securities and investments in securities

(i) 1) Securities of subsidiaries and affiliates

Securities of subsidiaries and affiliates are stated at cost determined by the moving-average method.

(ii) 2) Other securities

Available-for-sale securities with available fair market values are stated at the market value as of the balance sheet date, based on market quotation. Unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of net assets. Realized gains and losses on the sale of such securities are computed by the moving-average method.

Available-for-sale securities without available fair market values are stated at cost determined by the moving-average method.

(b) (2) Inventories

Inventories are stated at acquisition cost modified by the write-down below cost to the net selling value. Smelted bullion assets are stated at the first-in, first-out (FIFO) method. Other inventories are primarily stated at the gross average method.

(Change in accounting policy)

The Company has adopted the "Accounting Standard for Measurement of Inventories" (Statement No. 9, issued by the Accounting Standards Board of Japan on July 5, 2006) in the year ended March 31, 2007, as the standard has become applicable to the fiscal year commencing before March 31, 2008, and the following fiscal years.

Consequently, gross profit, operating profit, ordinary income and income before income taxes for the year ended March 31, 2007, decreased ¥819 million, compared with the respective amounts that would have been reported by the previous accounting method.

(c) (3) Derivative transaction

Derivative financial instruments are stated at fair market value.

(d) 2. Depreciation method of fixed assets

(e) (1) Property, plant and equipment

Depreciation of property, plant and equipment of the Company is calculated primarily using the declining-balance method at rates based on the estimated useful lives of depreciable assets. However, the straight-line method is applied to certain facilities in the Naoshima Smelter & Refinery, the Sakai Plant, the OAP (Osaka Amenity Park) and the Tohoku Denryokusho, as well as to the power generation facilities at the Sumikawa Geothermal Plant.

Mine shafts under "Structures" and mining and raw material sites under "Land" are stated using the production output method.

The useful life and residual value of property, plant and equipment are computed according to the same criteria as those provided for by the Corporation Tax Law.

However, buildings (excluding building improvements) acquired on or after April 1, 1998, are depreciated by the straight-line method.

Although the shortening of useful lives has been conducted for certain buildings in compliance with the revision to the Corporation Tax Law in fiscal 1998, the useful lives before the revision have been partly used on an ongoing basis.

(Change in accounting policy)

Although property, plant and equipment at the Sanda Factory (Sanda, Hyogo Prefecture) was conventionally depreciated using the straight-line method, the depreciation method of property, plant and equipment except for buildings (excluding building improvements) has been changed to the declining-balance method, effective from the year ended March 31, 2007.

This change in accounting method has been adopted to more rationally clarify the classification in the period accounting of income and expenses and to strengthen the financial structure through the early collection of invested capital as the capacity utilization of the plant has risen reflecting the noticeable increase in production volume due to the increase in demand in recent years.

This change in accounting method had an immaterial impact on the statement of operations for the year ended March 31, 2007.

(Additional information)

The Company shortened the useful lives of equipment at the Sanda Factory (Sanda, Hyogo Prefecture) for the production of semiconductors from the previous 13 to 4 years, taking into account the high capacity utilization due to the increase in demand and the life cycle of products in recent years.

Consequently, gross profit, operating profit, ordinary income and income before income taxes for the year ended March 31, 2007, decreased ¥158 million, compared with the respective amounts that would have been reported under the previous accounting method.

(f) (2) Intangible assets

The amortization of intangible assets is computed by the straight-line method.

However, mining rights are stated using the production output method.

The useful lives of intangible assets are computed according to the same criteria as those provided for by the Corporation Tax Law. Capitalized software for internal use is amortized by the straight-line method over the estimated internal useful life (five years).

(g) 3. Accounting standards for reserves

(h) (1) Allowance for doubtful accounts

The allowance for doubtful accounts is provided at an amount sufficient to cover probable losses on collection. It consists of individually estimated uncollectible amounts and an amount calculated using the past rate of actual losses on collection.

(i) (2) Reserve for loss on investments of affiliates

The reserve for loss on investments of affiliates is provided at an amount sufficient to cover necessary amounts with regard to securities of subsidiaries and affiliates based on the evaluation of individual financial position and other conditions of the respective subsidiaries and affiliates.

(j) (3) Accrued bonuses

The reserve for bonuses for employees is provided at an amount to be defrayed for the year under review out of the estimated amount to be paid in the future.

(k) (4) Severance and pension benefits

The severance and pension benefits are provided at an amount calculated based on the projected benefit obligations and plan assets at the balance sheet date. Actuarial gains or losses are amortized from the fiscal year following the occurrence on a straight-line basis over 10 years, which is shorter than the average remaining service period of employees at the time of occurrence.

(l) (5) Severance and pension allowances for officers

The reserve for directors' retirement benefits is provided at 100% of the amount that would be required in accordance with the Company's internal regulations on severance and pension allowances for officers if all directors and corporate auditors terminate their services at the balance-sheet date.

(m) (6) Reserve for loss on subsidiaries and affiliates

The reserve for loss on subsidiaries and affiliates is provided at an amount to cover possible losses that will be borne by the Company with regard to investments in subsidiaries and affiliates beyond the amount of credits to the relevant subsidiaries and affiliates such as investments in capital and loans.

(n) (7) Reserve for loss on soil remediation

The reserve for loss on soil remediation is provided at an amount estimated to be necessary to clean up soil contamination at the sites of the Central Research Institute (Saitama, Saitama Prefecture) and Kaihatsu Board Co., Ltd. (Aizuwakamatsu, Fukushima Prefecture), based on management's estimation of the future remedial cost to be paid.

Kaihatsu Board Co., Ltd., was a subsidiary in which the Company held 100% equity, and the Company sold all its shares it then held as of April 10, 2007.

2. 4. Basis for recognizing revenue

Of total net sales, the percentage of completion basis is adopted for recognizing revenue resulting from the completion of works for which the term of work is more than one year.

3. 5. Other important matters in preparing the financial statements

(a) (1) Accounting for leases

Finance leases that do not transfer ownership of leased property to the lessee are primarily accounted for in the same manner as operating leases.

(b) (2) Accounting for hedging activities

(i) 1) Hedge accounting

The deferral method is adopted for hedging activities. For interest rate swap contracts, the preferential treatment is applied if the swap contracts satisfy the requirements. For monetary receivables and payables denominated in foreign currencies for which forward currency contracts are entered into, the appropriation treatment is applied.

(ii) 2) Hedging instruments, hedged items and hedging policy

The Company utilizes forward foreign currency contracts and currency swap contracts to reduce exposure to adverse foreign exchange fluctuations on foreign-currency-denominated receivables and payables.

The Company utilizes forward commodity contracts and commodity price swap contracts to hedge the impact of price fluctuations of nonferrous metal inventories. The Company also utilizes forward commodity contracts to hedge the exposure of future price fluctuations of nonferrous metal commodities to be delivered to customers in the future, which may be caused by forward pricing.

The Company enters into interest rate swap contracts to reduce exposure to adverse fluctuations in interest rates and lower finance costs on debt.

(iii) 3) Assessment of hedging effectiveness

In principle, the Company evaluates hedging effectiveness by comparing the cumulative changes in cash flows or the changes in fair value of the hedged items with the corresponding changes in the hedging derivative instruments for a period from the commencement of hedging to the time of determining the effectiveness.

Furthermore, the Company periodically checks and controls the transaction volume of forward commodity contracts to balance them with hedged nonferrous metal inventories, and verifies whether the planned income (loss) and cash flow amounts are secured to evaluate their hedging effectiveness at each annual and semiannual period-end.

(c) (3) Accounting for consumption taxes

Transactions subject to the consumption tax and the local consumption tax are recorded at amounts exclusive of the consumption tax.

4. 6. Change in significant accounting policies

(a) (1) Accounting Standard for Bonuses to Directors and Corporate Auditors

Effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standard for Directors' Bonus" (Statement No. 4 issued by the Accounting Standards Board of Japan on November 29, 2005). The adoption of this accounting standard had an immaterial impact on the statement of operations for the year ended March 31, 2007.

(b) (2) Partial Revisions to the "Accounting Standard for Presentation of Net Assets in the Balance Sheet, etc.," and the "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve, etc."

Effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005), the "Implementation Guidance for the Accounting Standard for Presentation

of Net Assets in the Balance Sheet" (the Financial Accounting Standard Implementation Guidance No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005), the revised "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve and Its Implementation Guidance" (Statement No. 1 issued by the Accounting Standards Board of Japan on August 11, 2006) and the revised "Guidance on Accounting Standard for Treasury Shares and Appropriation of Legal Reserve" (Statement No. 2 issued by the Accounting Standards Board of Japan on August 11, 2006).

The adoption of these accounting standards had no impact on the statement of operations for the year ended March 31, 2007.

Also, if these accounting standards had not been adopted at March 31, 2007, shareholders' equity amounting to ¥309,475 million would have been presented.

(c) (3) Change in accounting method for income from industrial waste treatment in the "Cement" business segment

Although income from industrial waste treatment in the Cement segment was conventionally deducted from the cost of sales, the Company has changed the accounting method for this income and included it in net sales, effective from the year ended March 31, 2007. This change in accounting method is intended to reflect the revenue structure of the Cement segment more appropriately as the income from industrial waste treatment has increased and become a stable and major revenue source of the Cement business.

Consequently, sales and the cost of sales increased ¥12,197 million and ¥11,917 million, respectively, and gross profit, operating profit, ordinary income and income before income taxes for the year under review increased ¥279 million, compared with the respective amounts that would have been reported under the previous accounting method.

(d) (4) Change in accounting method for loss on disposal of fixed assets

The loss on disposal of fixed assets was conventionally posted under "Extraordinary loss," in principle, excluding clearly current losses. Effective from the year ended March 31, 2007, however, the Company has changed its accounting method to its posting under "Non-operating expenses" with regard to expenses that accrue from equipment renewal, etc. This change in accounting method has been adopted to clarify the classification in the period accounting of income and expenses because the loss on disposal of fixed assets is expected to accrue on a current basis in the future.

Consequently, this change in accounting method had no impact on income before income taxes for the year under review although ordinary income decreased ¥2,290 million, compared with the respective amounts that would have been reported under the previous accounting method.

[Balance Sheet]

Assets pledged as collateral:

Land	¥18,528 million
Buildings	¥1,813 million
Structures	¥2,298 million
Machinery and equipment	¥1,871 million
Tools, furniture and fixtures	¥0 million
Mining rights	¥29 million
Investments in securities	¥411 million

Debt secured by the above:

Accounts payable	¥26 million
Long-term loans	¥395 million

(Including current portion of long-term loans	¥157 million)
Others	¥958 million

In addition to the above, certain securities of subsidiaries and affiliates held by the Company, of which the book value amounted to ¥21,745 million, are given as third-party security to guarantee the loans of a subsidiary.

5. Accumulated depreciation for property, plant and equipment: ¥429,817 million

6. A total of ¥16 million is deducted from the acquisition value of property, plant and equipment as advanced depreciation from a government subsidy (in nominal terms of afforestation and standing timbers).

7. Liabilities for guarantee, etc.

The Company offered guarantees for liabilities such as bank loans on behalf of the corporations below and their employees.

Universal Can Corp.	¥23,216 million
Mitsubishi Materials PMG	¥7,203 million
PT Smelting	¥6,374 million
MM Netherlands Corp.	¥5,947 million
TokyoHosoKogyo Corporation	¥4,908 million
Kobelco & Materials Copper Tube Ltd.	¥3,476 million
Kobelco & Materials Kokan	¥2,341 million
Nusa Tengara Mining	¥2,317 million
Employees of the corporations above	¥4,031 million
Others (25 companies)	¥16,226 million
Total	¥76,042 million

(Including substantially guaranteed amount: ¥72,032 million)

In addition, the Company has deposited letters of undertaking on management services, etc., with the relevant banks against the loans payable of the company below.

Fuji Tokkon	¥300 million
Total	¥300 million

8. Retroactive obligations

Notes and accounts receivable securitized with recourse ¥2,749 million

9. Monetary receivables due from and payables due to subsidiaries and affiliates

Short-term monetary receivables	¥66,157 million
Long-term monetary receivables	¥9,982 million
Short-term monetary payables	¥76,129 million
Long-term monetary payables	¥8,407 million

10. Pursuant to the "Law Concerning Revaluation Reserve for Land" (Law No. 34, promulgated on March 31, 1998) and the "Law for Partial Revision to the Law Concerning Revaluation Reserve for Land" (Law No. 19, promulgated on March 31, 2001), the Company revalued the land used for business at fair value. The related unrealized gain, net of income taxes, was credited to "Revaluation reserve for land" in net assets in the balance sheet, and the applicable income tax effect was recorded as "Deferred income taxes on revaluation reserve for land" in liabilities in the balance sheet.

Revaluation method:

The value of land is primarily determined based on the assessed value of the fixed property tax adjusted reasonably, as stipulated in Article 2, Item 3, of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land (Government Ordinance No. 119, promulgated on March 31, 1998). However, another method of assessing the value of land adjusted reasonably according to the roadside value, as stipulated in Article 2, Item 4, of the Enforcement Ordinance above, is adopted for several land lots concerned.

Date of revaluation March 31, 2002
Difference between the fair value of the revaluated land at March 31, 2007, and the book value after revaluation (¥21,908) million

11. The year-end balance of "Severance and pension benefits" (including those associated with the employees' pension trust of the plan assets) stated on the balance sheet under the retirement benefit accounting is as follows:

(Millions of yen)

	Lump-sum retirement allowance plan	Qualified pension plan
Severance and pension benefits (Before excluding those from the plan assets)	¥31,030	¥1,277
Pension assets under employees' pension trust plan	(¥10,093)	—
Severance and pension benefits (net)	¥20,937	¥1,277

12. Notes with maturity on the year-end date are primarily settled and accounted for as of the bill clearing date. As the year-end date of fiscal 2007, namely March 31, 2007, was a bank holiday, the following notes maturing at March 31, 2007, were included in the balance sheet as of March 31, 2007.

Trade notes receivable	¥507 million
Trade notes payable	¥436 million
Facilities-related notes payable	¥256 million

[Statement of Operations]

Transactions with subsidiaries and affiliates

Sales to subsidiaries and affiliates	¥242,546 million
Purchases from subsidiaries and affiliates	¥182,499 million
Transactions other than operating transactions	¥176,898 million

13. Write-down below cost to the net selling value for the inventories held for ordinary selling purposes due to the decline in profitability

Cost of sales ¥830 million

[Statement of Changes in Shareholders' Equity]

Number of treasury stock as of March 31, 2007: 3,263,045 shares of common stock

[Tax Effect Accounting]

Breakdown by cause of deferred tax assets and liabilities

	(Millions of yen)
Deferred tax assets:	
Inclusion of interest income receivable into taxable income	2,096
Devaluation of buildings	9,380
Loss on impairment of fixed assets	1,097
Loss on valuation of securities of subsidiaries and affiliates	16,381
Reserve for bonuses	2,402
Severance and pension benefits	10,426
Reserve for loss on investments	2,810
Reserve for soil remediation losses	4,897
Accrued environmental expenses	2,175
Accrued remedial expenses	1,444
Reserve for loss on subsidiaries and affiliates	1,479
Deferred gains/losses on hedging instruments	2,326
Others	9,313
Deferred tax assets subtotal	66,232
Valuation reserve	(23,745)
Total deferred tax assets	42,487
Deferred tax liabilities:	
Exclusion of gain on sales of fixed assets from taxable income	(1,894)
Reserve for reduction entry for fixed assets	(1,003)
Reserve for special account for reduction entry for fixed assets	(545)
Reserve for quarries	(1,133)
Reserve for special depreciation	(36)
Net unrealized holding gains on securities	(35,038)
Deferred gains/losses on hedging instruments	(1,403)
Total deferred tax liabilities	(41,054)
Net deferred tax assets	1,432

14. Breakdown of deferred tax assets and liabilities concerning revaluation

	(Millions of yen)
Deferred tax assets:	
Deferred tax assets concerning revaluation	10,832
Valuation reserve	(4,820)
Total deferred tax assets concerning revaluation	6,012
Deferred tax liabilities:	
Deferred tax liabilities concerning revaluation	35,827
Net deferred tax liabilities concerning revaluation	29,815

15. Reconciliation between the statutory income tax rate and the effective income tax rate after the adoption of tax-effect accounting

	%
Statutory income tax rate	40.7
Reconciliation items:	
Dividend income and others, which are permanently excluded from taxable income	(21.5)
Entertainment expenses and others, which are permanently nondeductible	1.9
Tax deduction	(10.1)
Temporary difference and others for which tax effect is insignificant	19.0
Others	1.3
Effective income tax rate after the adoption of tax-effect accounting	31.3

[Translation]

[Leases]

Finance lease transactions that do not transfer ownership of leased assets to the lessee

Purchase price, accumulated depreciation, accumulated impairment loss and book value of leased assets

(Millions of yen)

	Purchase price	Accumulated depreciation	Accumulated impairment loss	Book value
Machinery and equipment	1,545	789	13	743
Vehicles	461	200	—	261
Tools	2,531	1,388	—	1,143
Software	445	231	—	214
Total	4,985	2,609	13	2,362

16. Assumed future lease payments at the end of the period under finance leases and balance of the impairment account on leased assets at the end of the period

	(Millions of yen)
Due within one year	836
Due after one year	1,533
Total	2,370
Balance of the impairment account on leased assets at the end of the period	7

Purchase price and assumed future lease payments under finance leases at the end of the period are included in interest paid because the percentage of the balance of the assumed future lease payments against the balance of tangible fixed assets is insignificant.

17. Lease payments, reversal of impairment account on leased assets, assumed depreciation expenses and impairment loss

	(Millions of yen)
Lease payments	943
Reversal of impairment account on leased assets	3
Assumed depreciation expenses	939
Impairment loss	—

18. Computation method of assumed depreciation expense

Depreciation expense is computed by the straight-line method, assuming the lease period as the useful life and no residual value.

[Translation]

[Transactions with Related Parties]

Subsidiaries and affiliates

Attribute	Company name	Location	Capital or investment (Millions of yen)	Substance of business	Ownership percentage of voting rights, etc.	The Company's relationship with the related party	
						Officers' posts concurrently held	Business relationship
Subsidiary	Sambo Copper Alloy Co., Ltd.	Sakai-ku, Sakai, Osaka Prefecture	2,500	Manufacture, processing and sales of nonferrous metal products	Directly holding (62%)	—	Provision of copper bullion to the subsidiary
Subsidiary	PT Smelting	Djakarta, Indonesia	US$326,000 thousand	Smelting of nonferrous metals	Directly holding (61%)	Posts concurrently held: 2	Supplier of the Company
Subsidiary	Universal Can Corp.	Bunkyo-ku, Tokyo	8,000	Manufacture, R&D and sales of aluminum cans	Directly holding (80%)	Posts concurrently held: 2	Provision of aluminum bullion to the Company
Subsidiary	Mitsubishi Nuclear Fuel Co., Ltd.	Tokai Village, Ibaraki Prefecture	3,000	Manufacture of nuclear fuel	Directly holding (66%)	Posts concurrently held: 2	Purchaser of the Company's products
Subsidiary	Material-Finance Co., Ltd.	Chiyoda-ku, Tokyo	30	Financing	Directly holding (100%)	Posts concurrently held: 2	Loans and transfer of credits

Attribute	Description of transactions	Transaction amount (Millions of yen)	Account item	Year-end balance (Millions of yen)
Subsidiary	Provision of copper bullion [1]	43,335	Accounts receivable	15,035
Subsidiary	Purchase of raw materials [1,2]	105,079	Accounts payable	957
	Pledging of collateral [3]	30,899	—	—
Subsidiary	Guarantee of liabilities [4]	23,216	—	—
Subsidiary	Loans [5]	5,310	Short-term bank loans	4,980
	Interest expenses [6]	129	Long-term loans	8,000

Subsidiary	Loans [5]	50,500	Short-term bank loans	38,830
	Interest expenses [6]	350	Accrued expenses	38
	Transfer of credits [7, 8]	99,037	—	—
	Loss on transfer of credits [9]	29		

"Transaction amount" does not include consumption taxes, whereas "Year-end balance" includes them.

Transaction conditions and decision policies thereof:

Notes:

1. Transaction conditions are determined with reference to the market interest rate similarly to general terms and conditions.

2. The transaction amount includes ¥49,541 million for the transaction of mineral residua that are purchased via trading firms from PT Smelting. Such transactions were deemed to be substantially related-party transactions, in view of the substance of the transaction agreements.

3. The Company grants certain securities of subsidiaries and affiliates, of which the book value amounted to ¥21,745 million as of March 31, 2007, as third-party security to guarantee PT Smelting's bank loans of ¥30,899 million (US$261,750,000).

4. The Company grants a guarantee of liabilities on this subsidiary's bank loans.

5. The total amount of transactions accrued is stated for "Loans."

6. The interest rate for "loans" is rationally determined by taking into account market interest rates. No collateral is given by the Company.

7. "Transfer of credits" transactions are conducted in accordance with a master agreement entered into by and between the Company and Material-Finance Co., Ltd.

8. "Transfer of credits" refers to transferred amounts of ¥42,718 million in trade notes receivable and ¥56,318 million in accounts receivable.

9. "Loss on transfer of credits" is determined with reference to the general terms and conditions.

19. Officers and major individual shareholders

Attribute	Company or individual's name	Location	Capital or investment (Millions of yen)	Substance of business or occupation	Ownership percentage of voting rights, etc.	The Company's relationship with the related party	
						Officers' posts concurrently held	Business relationship
The officer and his relatives	Akio Utsumi	—	—	Corporate Auditor of the Company [Chairman and representative director of Mitsubishi UFJ Trust and Banking Corporation]	Directly held (1%)	—	—

Attribute	Description of transactions	Transaction amount (Millions of yen)	Account item	Year-end balance (Millions of yen)
The officer and his relatives	Loans [2]	4,125	Short-term bank loans	7,176
			Long-term loans	19,593
	Interest expenses [3]	632	Prepaid expenses	65
			Other current assets	11
			Accrued expenses	28

"Transaction amount" does not include consumption taxes, whereas "Year-end balance" includes them.

Transaction conditions and decision policies thereof:

Notes:

1. The above transactions were conducted by Akio Utsumi as a representative of Mitsubishi UFJ Trust and Banking Corporation.

2. The total amount of transactions accrued is stated for "Loans."

3. The interest rate for "loans" is rationally determined by taking into account market interest rates. No collateral is given by the Company.

[Per-Share Information]

Net assets per share	¥246.74
Net income per share	¥10.84

[Subsequent Events]

Merger of a Consolidated Subsidiary:

The Company merged Mitsubishi Materials Polycrystalline Silicon Corporation, a consolidated subsidiary, on April 1, 2007.

Mitsubishi Materials Corporation resolved at an ordinary Board of Directors meeting held on December 22, 2006, to absorb Mitsubishi Materials Polycrystalline Silicon Corporation (hereinafter "Mitsubishi Materials Polycrystalline Silicon"), a consolidated subsidiary, and merged it as of April 1, 2007.

(1) Purpose of the merger

Since its foundation in 1967, Mitsubishi Materials Polycrystalline Silicon has steadily developed itself as a dedicated manufacturer of polycrystalline silicon, a key material for silicon wafers for semiconductors.

At present, the market scale of polycrystalline silicon is expanding, supported by rapid growth in demand for applications such as semiconductors and solar cells. In these favorable circumstances, the Company decided to conduct this merger with the aim of further developing the business as one of the Company's core businesses, which should be achievable with swifter decision-making and reinforced technological development capability, by directly engaging in the polycrystalline silicon business.

(2) Summary of the merger

1) Schedule for the merger

Board of Directors meeting to approve the merger agreement:	December 22, 2006
Conclusion of the merger agreement:	December 22, 2006
Date of contract of the agreement (Effective date):	April 1, 2007
Registration of the merger:	April 2, 2007

2) Method of the merger

It was determined that the Company shall be the surviving company under the merger by absorption, whereas Mitsubishi Materials Polycrystalline Silicon shall cease to exist. As a result, Mitsubishi Materials Polycrystalline Silicon was liquidated.

3) Merger ratio

As this transaction was a merger by absorption of a wholly owned subsidiary in which the Company invested 100% equity of its capital, no share was issued and no money was paid due to the merger.

(3) Designation of the signing counterpart of the merger agreement, as well as business and corporate scale thereof (As of March 31, 2007)

1) Company name: Mitsubishi Materials Polycrystalline Silicon Corporation

2) Major business: Manufacture and sales of high-purity polycrystalline silicon for semiconductors and chemical products

3) Head office: Mitacho 5, Yokkaichi, Mie Prefecture

[Translation]

4) Net sales: ¥16.9 billion

5) Net income: ¥2.8 billion

6) Capital: ¥2.8 billion

7) Net assets: ¥8.0 billion

8) Total assets: ¥16.0 billion

9) Number of employees: 155

[Translation]

Consolidated Balance Sheet

(As of March 31, 2007)

(millions of yen)

Item	Amount	Item	Amount
【Assets】		【Liabilities】	
Current Assets	**700,371**	**Current Liabilities**	**816,535**
Cash and cash equivalents	67,556	Notes payable and accounts payable	172,899
Notes received and accounts receivable	263,548	Short-term bank loans	322,118
Marketable securities	4	Current portion of bonds	10,000
Inventories	234,919	Commercial paper	28,000
Deferred income taxes	12,186	Accrued income taxes	11,453
Other current assets	126,142	Deferred income taxes	2,496
Allowance for doubtful accounts	(3,986)	Accrued bonuses	13,091
Fixed Assets	**1,073,528**	Gold payable	129,404
Net Property, plant and Equipment	**680,472**	Other current liabilities	127,072
Buildings and structures	170,085	**Long-term Liabilities**	**475,393**
Machinery and equipment	219,973	Bonds	80,000
Land	250,162	Long-term loans	245,068
Construction in progress	28,195	Severance and pension benefits	48,853
Others	12,054	Reserve for loss on subsidiaries and	367
Intangible assets	**16,098**	affiliates	12,037
Investment and Long-Term Receivables	**376,957**	Reserve for soil remediation	4,226
Investments in securities	306,529	Other reserves	18,265
Long-term receivables	7,744	Deferred income taxes	34,831
Long-term prepaid expenses	1,290	Deferred income taxes on revaluation	
Deferred incomes taxes	12,367	reserve for land	31,742
Other	60,048	Others	**1,291,929**
Reserve for loss on investments of	(460)	**Total Liabilities**	
affiliates	(10,562)	【NET ASSETS】	
Allowance for doubtful accounts		**Shareholders' Equity**	**315,261**
		Common stock	**119,457**
		Capital surplus	**88,580**
		Retained earnings	**108,259**
		Treasury stock	**(1,036)**
		Unrealized Gains/Losses and Exchange	**95,903**
		Rate Adjustments	
		Net unrealized holding gains on securities	**54,655**
		Deferred gains/losses on hedging	**(452)**
		instruments	**36,805**
		Revaluation reserve for land	**4,894**
		Foreign currency translation adjustments	**70,805**
		Minority Interests	**481,970**
		Total Net Assets	
Total Assets	**1,773,899**	**Total Liabilities and Net Assets**	**1,773,899**

Note: Amounts less than one million yen have been rounded down.

[Translation]

Consolidated Statement of Operations

(From April 1, 2006 to March 31, 2007)

(millions of yen)

Item	Amount
Net sales	**1,452,108**
Cost of Sales	**1,246,261**
Gross profit	**205,847**
Selling, General and Administrative Expenses	127,088
Operating Profit	**78,758**
Non Operating Income	**58,925**
Interest income	2,518
Dividend income	8,084
Rent earned in undertaking	5,763
Equity in earnings of affiliates	39,245
Other	3,313
Non Operating Expenses	**30,495**
Interest expenses	12,909
Expense for rent in undertaking	4,276
Loss on disposal of property, plant and equipment	5,723
Other	7,585
Ordinary Income	**107,188**
Extraordinary Income	**19,141**
Dilution gain	13,925
Gain on sales of marketable securities and investments in	1,755
ecurities	748
Gain on sales of property, plant and equipment	2,711
Others	**18,263**
Extraordinary Loss	8,703
Provision for loss on soil remediation	2,486
Loss on impairment	1,122
Write-down of marketable securities and investments in securities	679
Loss on sales of investments in securities	445
Provision for loss on investments	265
Loss on disposal of fixed assets	193
Provision for loss on business of affiliates	4,368
Other, net	**108,067**
Income before Income Taxes and Minority Interests	28,087
Corporate income taxes and business tax	1,298
Income taxes adjustments	7,298
Minority interests	**71,382**
Net Income	

Note: Amounts less than one million yen have been rounded down.

Consolidated Statements of Changes in Shareholders' Equity

(From April 1, 2006 to March 31, 2007)

(millions of yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Shareholders' Equity
Balance as of March 31,2006	101,752	70,882	43,453	(842)	215,245
Changes during the year					
Exercise of stock purchase warrants	17,705	17,600			35,306
Cash dividends from retained earnings			(6,870)		(6,870)
Director's and Corporate Auditor's Bonuses			(129)		(129)
Net income			71,382		71,382
Decrease from write-downs of land revaluation excess			(35)		(35)
Increase from merger			346		346
Decrease from merger			(105)		(105)
Increase from rise in number of consolidated subsidiaries			191		191
Translation of unrealized losses and earnings from the derivatives of overseas subsidiaries			26		26
Acquisition of treasury stock				(299)	(299)
Disposal of treasury stock		97		153	250
Increase from rise in equity ratios in affiliates				(47)	(47)
Net change in items other than shareholders' equity					
Total change during the year	17,705	17,698	64,806	(193)	100,015
Balance as of March 31, 2007	119,457	88,580	108,259	(1,036)	315,261

	Valuation, Currency Translation and Other Adjustments						
	Net Unrealized Holding Gains on Securities	Deferred Gains/Losses on Hedging Instruments	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Unrealized Gains/Losses and Exchange Rate Adjustments	Minority Interests	Total Net Assets
Balance as of March 31,2006	50,571	-	37,318	424	88,314	54,462	358,023
Changes during the year							
Exercise of stock purchase warrants							35,306
Cash dividends from retained earnings							(6,870)
Director's and Corporate Auditor's Bonuses							(129)
Net income							71,382
Decrease from write-downs of land revaluation excess							(35)
Increase from merger							346
Decrease from merger							(105)
Increase from rise in number of consolidated subsidiaries							191
Translation of unrealized losses and earnings from the derivatives of overseas subsidiaries							26
Acquisition of treasury stock							(299)
Disposal of treasury stock							250
Increase from rise in equity ratios in affiliates							(47)
Net change in items other than shareholders' equity	4,083	(452)	(512)	4,470	7,589	16,342	23,931
Total change during the year	4,083	(452)	(512)	4,470	7,589	16,342	123,947
Balance as of March 31,2007	54,655	(452)	36,805	4894	95,903	70,805	481,970

Note: Amounts less than one million yen have been rounded down.

[Translation]

Notes to the Consolidated Financial Statements

[Basis of Presenting the Consolidated Financial Statements]

1. Scope of Consolidation

(1) Consolidated subsidiaries: 94

1) Major consolidated subsidiaries

PT. Smelting, MM Netherlands Corp., Onahama Smelting & Refining Co., Ltd., Sambo Copper Alloy Co., Ltd., Japan New Metals Co., Ltd., Mitsubishi Cement Corp., MCC Development Corp., Mitsubishi Polycrystalline Silicon America Corp., Material-Finance Co., Ltd., Mitsubishi Aluminum Co., Ltd., Mitsubishi Nuclear Fuel Co., Ltd., Mitsubishi Shindoh Co., Ltd., Mitsubishi Materials Energy Corp., Mitsubishi Materials Kenzai Corp., Mitsubishi Materials Tools Co., Ltd., Mitsubishi Materials Techno Corp., Mitsubishi Material Real Estate Corp., Universal Can Corp., Ryoko Sangyo Co., Ltd.

2) Transfers in the scope of consolidation

Effective from the fiscal year ended March 31, 2007, M.A.T Co., LTD., and Meutech/μtech Co., Ltd., which were unconsolidated subsidiaries until the previous fiscal year, have become consolidated subsidiaries due to an increase in their importance. TokyoHosoKogyo Corporation, which was an equity-method affiliate until the previous fiscal year, has become a consolidated subsidiary due to the increased equity held by the Company via an allocation of new shares to a third party. Mitsubishi Shindoh Co., Ltd., which was also an equity-method affiliate until the previous fiscal year, has been included in consolidation together with its subsidiary Gotoh MFG Co., Ltd., due to the increased equity held by the Company via the additional acquisition of its shares.

Effective from the fiscal year ended March 31, 2007, Shinryo Aluminum Recycling and Susono Aluminum, due to their absorption by Mitsubishi Aluminum Co., Ltd.; Cushionberry Technology, due to its absorption by Mitsubishi Cement Corp.; Kushiro Futo, due to its absorption by Hokuryo Corporation; KAMAYA ELECTRIC CO., LTD., and its four subsidiaries (KAMAYA ELECTRONIC CO., LTD., KAMAYA ELECTRIC (M) SDN. BHD., TAIWAN KAMAYA ELECTRIC CO., LTD., and KAMAYA INC.), due to the partial sale of KAMAYA ELECTRIC's equity by the Company; M.A. Advance and Australian Diamond & Coal Mining, due to the sale of whole equity by the Company; and New Owl Rock Products and MCC Long Beach Terminal, due to the completion of their liquidation procedure, were excluded from consolidation.

Ohte Kinzoku was renamed Materials Eco-Refining CO., LTD., and Hokuryo Corporation was renamed Hokuryo Corporation (the same in English; change in Japanese only from *Hokuryo Sangyo* to *Hokuryo-Futo Sangyo*) during the year under review.

(2) Major unconsolidated subsidiaries

A major company in this category is PT. Higashifuji Indonesia.

(Reason for exclusion from consolidation)

Unconsolidated subsidiaries are excluded from consolidation because the scales of their operations were small and their respective sums of total assets, net sales, net income (loss) (corresponding to the equity ratio owned by Mitsubishi Materials Corporation) and retained earnings (corresponding to the equity ratio owned by Mitsubishi Materials Corporation) have no significant impact on the consolidated financial statements.

2. Application of the Equity Method

(1) Unconsolidated subsidiaries accounted for by the equity method: 0

(2) Affiliates accounted for by the equity method: 26

1) Major affiliates accounted for by the equity method

Ube-Mitsubishi Cement Corporation, Kobelco & Materials Copper Tube Ltd., SUMCO Corporation, P.S. Mitsubishi Construction Co., Ltd., Mitsubishi Cable Industries, Ltd., Plansee Mitsubishi Materials Global Sinter Holding S.A.

2) Transfers in the scope of application of the equity method

Effective from the fiscal year ended March 31, 2007, Tokyo Hoso Kogyo Corporation and Mitsubishi Shindoh Co., Ltd., changed their status from affiliates accounted for by the equity method to consolidated subsidiaries, as described above in "1. Scope of Consolidation (1) 2) Transfers in the scope of consolidation."

(3) Major unconsolidated subsidiaries and affiliates not accounted for by the equity method

A major company in this category is NM Cement Co., Ltd.

(Reason for not applying the equity method)

The equity method is not applied to the Company's investments in the corporations of this category because their respective sums of net income (loss) (corresponding to the equity ratio owned by Mitsubishi Materials Corporation) and retained earnings (corresponding to the equity ratio owned by Mitsubishi Materials Corporation) have no significant impact on these account items in the consolidated financial statements, and they are immaterial on the whole.

(4) Amortization of the amounts corresponding to goodwill and negative goodwill

The amounts corresponding to goodwill and negative goodwill, which resulted from the application of the equity method, are equally amortized over five years on a straight-line basis. However, if the amount is small, it is fully amortized for one time in the year of accrual.

The corresponding amount related to SUMCO's goodwill is equally amortized over 20 years.

3. Closing Date for the Settlement of Accounts of Consolidated Subsidiaries

The closing date for 32 consolidated subsidiaries differs from the consolidated closing date (March 31). In preparing the consolidated financial statements, the financial statements as of and for the year ended respective closing dates are used for these companies with necessary adjustments provided for consolidation purposes with regard to material transactions between their closing dates and the consolidated closing date.

Major consolidated subsidiaries with different closing dates are as follows.

Closing date: December 31

PT. Smelting, MCC Development Corp., Mitsubishi Cement Corp. and 29 other companies

4. Summary of Significant Accounting Policies

(1) Valuation basis and method for important assets

1) Marketable securities and investments in securities

a) Securities of subsidiaries and affiliates are stated at cost determined by the moving-average method (excluding those to which the equity method is applied)

b) Other securities

Available-for-sale securities with available fair market values are stated at the market value as of the balance sheet date, based on market quotation. Unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of net assets. Realized gains and losses on the sale of such securities are computed by the moving-average method.

Available-for-sale securities without available fair market values are stated at cost determined by the moving-average method.

2) Inventories

Inventories are primarily stated at acquisition cost modified by the write-down below cost to the net selling value. Smelted bullion assets are stated primarily at the first-in, first-out (FIFO) method. Other inventories are primarily stated at the gross average method.

(Change in accounting standard)

The Company and the domestic consolidated subsidiaries have adopted the "Accounting Standard for Measurement of Inventories" (Statement No. 9, issued by the Accounting Standards Board of Japan on July 5, 2006) in the year ended March 31, 2007, as the standard has become applicable to the consolidated fiscal year commencing before March 31, 2008, and the following consolidated fiscal years.

Consequently, gross profit, operating profit, ordinary income and income before income taxes and minority interests for the year ended March 31, 2007, decreased ¥5,740 million, compared with respective amounts that would have been reported by the previous accounting method.

3) Derivative transaction

Derivative financial instruments are stated at fair market value.

(2) Depreciation method of important depreciable assets

1) Property, plant and equipment:

Declining-balance method and straight-line method

Depreciation of property, plant and equipment is calculated primarily using the declining-balance method at rates based on the estimated useful lives of depreciable assets. The straight-line method is applied to certain plant facilities.

However, mine shafts under "Structures," and mining and raw material sites under "Land" are stated using the production output method.

The useful life and residual value of property, plant and equipment are computed according to the same criteria as those provided for by the Corporation Tax Law.

(Additional information)

The Company shortened the useful lives of equipment at the Sanda Factory (Sanda, Hyogo Prefecture) for the production of semiconductors from the previous 13 to 4 years, taking into account the high capacity utilization due to the increase in demand and the life cycle of products in recent years. Mitsubishi Polycrystalline Silicon America

Corp. (Alabama), an overseas consolidated subsidiary, also shortened the useful lives of its machinery and equipment from the previous range of 5 to 30 years (21 years on average) to 3 to 20 years (17 years on average). This reduction in useful lives resulted from a review of residual operable years in view of the capacity utilization above the original design capacity limits since the previous fiscal year due to continuously higher demand for silicon wafers and the anticipated near-term operating conditions of the machinery and equipment.

Consequently, gross profit, operating profit, ordinary income and income before income taxes and minority interests for the year ended March 31, 2007, decreased ¥691 million, compared with the respective amounts that would have been reported under the previous accounting method.

2) Intangible assets

The amortization of intangible assets is computed by the straight-line method.

However, mining rights are stated using the production output method.

(3) Accounting standards for important reserves

1) Allowance for doubtful accounts

The allowance for doubtful accounts is provided at an amount sufficient to cover probable losses on collection. It consists of individually estimated uncollectible amounts, and an amount calculated using the past rate of actual losses on collection.

2) Reserve for loss on investments of affiliates

The reserve for loss on investments of affiliates is provided at an amount sufficient to cover necessary amounts with regard to securities of subsidiaries and affiliates based on the evaluation of individual financial position and other conditions of the respective subsidiaries and affiliates.

3) Accrued bonuses

The reserve for bonuses for employees is primarily provided at an amount to be defrayed for the year under review out of the estimated amount to be paid in the future.

4) Severance and pension benefits

The severance and pension benefits are provided at an amount calculated based on the projected benefit obligations and plan assets at the balance sheet date. Prior service costs of consolidated subsidiaries are amortized on a straight-line basis over a certain period (primarily 10 years), which is shorter than the average remaining service period of employees at the time of occurrence. Actuarial gains or losses are amortized from the fiscal year following the occurrence on a straight-line basis over a certain period (primarily 10 years), which is shorter than the average remaining service period of employees at the time of occurrence.

5) Reserve for loss on subsidiaries and affiliates

The reserve for loss on subsidiaries and affiliates is provided at an amount to cover possible losses that will be borne by the Company or any relevant consolidated subsidiary with regard to investments in subsidiaries and affiliates beyond the amount of credits to the relevant subsidiaries and affiliates such as investments in capital and loans.

6) Reserve for loss on soil remediation

The reserve for loss on soil remediation is provided at an amount estimated to be necessary to clean up soil contamination at the sites of the Central Research Institute (Saitama, Saitama Prefecture) and Kaihatsu Board Co., Ltd. (Aizuwakamatsu, Fukushima Prefecture), based on management's estimation of the future remedial cost to be paid.

Kaihatsu Board Co., Ltd., was a wholly owned consolidated subsidiary of the Company, and the Company sold all its shares it then held as of April 10, 2007.

(4) Other Important Matters in Preparing the Consolidated Financial Statements

1) Accounting for important leases

Finance leases that do not transfer ownership of leased property to the lessee are primarily accounted for in the same manner as operating leases.

2) Accounting for important hedging activities

Derivative financial instruments currently utilized by the Company and its consolidated subsidiaries include forward foreign currency contracts, interest rate swap contracts, currency swap contracts, forward commodity contracts and commodity price swap contracts.

(Hedge accounting)

The deferral method is adopted for hedging activities. For interest rate swap contracts, the preferential treatment is applied if the swap contracts satisfy the requirements. For monetary receivables and payables denominated in foreign currencies for which forward currency contracts are entered into, the appropriation treatment is applied.

(Hedging instruments, hedged items and hedging policy)

The Company and several consolidated subsidiaries utilize forward foreign currency contracts and currency swap contracts to reduce exposure to adverse foreign exchange fluctuations on foreign-currency-denominated receivables and payables.

The Company and several consolidated subsidiaries utilize forward commodity contracts and commodity price swap contracts to hedge the impact of price fluctuations of nonferrous metal inventories. They also utilize forward commodity contracts to hedge the exposure of future price fluctuations of nonferrous metal commodities to be delivered to customers in the future, which may be caused by forward pricing.

The Company enters into interest rate swap contracts to reduce exposure to adverse fluctuations in interest rates and lower finance costs on debt.

(Assessment of hedging effectiveness)

In principle, the Company evaluates hedging effectiveness by comparing the cumulative changes in cash flows or the changes in fair value of the hedged items with the corresponding changes in the hedging derivative instruments for a period from the commencement of hedging to the time of determining the effectiveness.

Furthermore, the Company periodically checks and controls the transaction volume of forward commodity contracts to balance them with hedged nonferrous metal inventories, and verifies whether the planned income (loss) and cash flow amounts are secured to evaluate their hedging effectiveness at each annual and semiannual period-end.

3) Accounting for consumption taxes

Transactions subject to the consumption tax and the local consumption tax are recorded at amounts exclusive of the consumption tax.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries

The assets and liabilities of consolidated subsidiaries are fully valued at their market value on the respective dates when the subsidiaries were initially consolidated.

6. Amortization of Goodwill and Negative Goodwill

The amounts corresponding to goodwill and negative goodwill are equally amortized over five years on a straight-line basis. However, if the amount is small, it is fully amortized for one time in the year of accrual.

7. Change in Important Accounting Standards

(1) Accounting Standard for Bonuses to Directors and Corporate Auditors

Effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standard for Directors' Bonus" (Statement No. 4 issued by the Accounting Standards Board of Japan on November 29, 2005). The adoption of this accounting standard had an immaterial impact on the consolidated statement of operations for the year ended March 31, 2007.

(2) Partial Revisions to the Accounting Standard for Presentation of Net Assets in the Balance Sheet, etc., and the "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve, etc.

Effective from the year ended March 31, 2007, the Company and its consolidated subsidiaries have adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005), the "Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (the Financial Accounting Standard Implementation Guidance No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005), the revised "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve and Its Implementation Guidance" (Statement No. 1 issued by the Accounting Standards Board of Japan on August 11, 2006) and the revised "Guidance on Accounting Standard for Treasury Shares and Appropriation of Legal Reserve" (Statement No. 2 issued by the Accounting Standards Board of Japan on August 11, 2006).

The adoption of these accounting standards had no impact on the consolidated statement of operations for the year ended March 31, 2007.

Also, if these accounting standards had not been adopted at March 31, 2007, shareholders' equity amounting to ¥411,617 million would have been presented.

(3) Accounting Standard for Business Combinations

Effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standards for Business Combinations" issued by the Business Accounting Council on October 31, 2003, the "Accounting Standard for Business Divestitures and the Related Implementation Guidance" (Statement No. 7 issued by the Accounting Standards Board of Japan on December 27, 2005) and the "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (Guidance No. 10 issued by the Accounting Standards Board of Japan on December 27, 2005).

(4) Change in accounting method for income from industrial waste treatment in the "Cement" business segment

Although income from industrial waste treatment in the Cement segment was conventionally deducted from the cost of sales, the Company has changed the accounting method for this income and included it in net sales, effective from the year ended March 31, 2007. This change in accounting method is intended to reflect the revenue structure of the Cement segment more appropriately as the income from industrial waste treatment has increased and become a stable and major revenue source of the Cement business.

Consequently, sales and the cost of sales increased ¥12,197 million and ¥11,917 million, respectively, and gross profit, operating profit, ordinary income and income before income taxes and minority interests for the year under review increased ¥279 million, compared with the respective amounts that would have been reported under the previous accounting method.

(5) Change in accounting method for loss on disposal of fixed assets

The loss on disposal of fixed assets was conventionally posted under "Extraordinary loss," in principle, excluding clearly current losses. Effective from the year ended March 31, 2007, however, the Company has changed its accounting method to its posting under "Non-operating expenses" with regard to expenses that accrue from equipment renewal, etc. This change in accounting method has been adopted to clarify the classification in the period accounting of income and expenses because the loss on disposal of fixed assets is expected to accrue on a current basis in the future.

Consequently, this change in accounting method had no impact on income before income taxes and minority interests for the year under review although ordinary income decreased ¥5,583 million, compared with the respective amounts that would have been reported under the previous accounting method.

[Consolidated Balance Sheet]

1. Assets pledged as collateral:

Cash and cash equivalents	¥13,718 million
Trade notes receivable and accounts receivable	¥1,890 million
Inventories	¥24,981 million
Property, plant and equipment	¥156,849 million
Intangible assets	¥29 million
Investments in securities	¥532 million
Other	¥321 million

Debt secured by the above:

Short-term bank loans	¥10,886 million
Long-term loans	¥59,039 million
(Including current portion of long-term loans	¥13,718 million)
Others	¥4,963 million

2. Accumulated depreciation for property, plant and equipment: ¥1,006,385 million

3. Liabilities for guarantee, etc.

The Company offered guarantees for liabilities such as bank loans on behalf of corporations other than consolidated subsidiaries and their employees.

Mitsubishi Materials PMG	¥7,203 million
Kobelco & Materials Copper Tube Ltd.	¥3,476 million
Kobelco & Materials Kokan	¥2,341 million
Nusa Tengara Mining	¥2,317 million
NM Cement Co., Ltd.	¥1,664 million
PMG Indiana	¥1,580 million
PMG Pennsylvania	¥1,481 million
Eco Management Corporation	¥1,476 million
PMG Ohio	¥1,170 million
Plansee Mitsubishi Materials Global Sinter Holding S.A	¥1,061 million
Employees of the corporations above	¥4,401 million
Others (28 companies)	¥5,013 million

Total	¥33,188 million
(Including substantially guaranteed amount:	¥29,178 million)

In addition, the Company has deposited letters of undertaking on management services, etc., with the relevant banks against the loans payable of the company below.

Fuji Tokkon	¥300 million
Total	¥300 million

4. Retroactive obligations

Notes receivable discounted with banks	¥5,082 million
Notes receivable endorsed with recourse transferred	¥88 million
Notes and accounts receivable securitized with recourse	¥6,174 million

5. Pursuant to the "Law Concerning Revaluation Reserve for Land" (Law No. 34 promulgated on March 31, 1998), and the "Law for Partial Revision to the Law Concerning Revaluation Reserve for Land" (Law No. 19, promulgated on March 31, 2001), the Company and three consolidated subsidiaries revalued the land used for business at fair value. The related unrealized gain, net of income taxes and minority interests, was credited to "Revaluation reserve for land" in net assets in the consolidated balance sheet, and the applicable income tax effect was recorded as "Deferred income taxes on revaluation reserve for land" in liabilities in the consolidated balance sheet.

Revaluation method:

The value of land is primarily determined based on the assessed value of the fixed property tax adjusted reasonably, as stipulated in Article 2, Item 3, of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land (Government Ordinance No. 119, promulgated on March 31, 1998). However, another method of assessing the value of land adjusted reasonably according to the roadside value, as stipulated in Article 2, Item 4, of the Enforcement Ordinance above, is adopted for several land lots concerned.

(1) Mitsubishi Materials Corporation

Date of revaluation: March 31, 2002

Difference between the fair value of the revaluated land at March 31, 2007, and the book value after revaluation (¥21,908) million

(2) Three consolidated subsidiaries

Date of revaluation: March 31, 2000

Difference between the fair value of the revaluated land at March 31, 2007, and the book value after revaluation (¥6,514) million

6. Notes with maturity on the year-end date are primarily settled and accounted for as of the bill clearing date. As the year-end date of fiscal 2007, namely March 31, 2007, was a bank holiday, the following notes maturing at March 31, 2007, were included in the consolidated balance sheet as of March 31, 2007.

Trade notes receivable	¥5,100 million
Trade notes payable	¥5,172 million

[Consolidated Statement of Changes in Shareholders' Equity]

1. Total number of shares issued as of March 31, 2007: 1,252,092,486 shares of common stock

2. Number of treasury stock as of March 31, 2007: 3,690,375 shares of common stock

3. Cash dividends from retained earnings

(1) Dividends paid

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Dividend per share (¥)	Record date	Effective date
Approval by the Ordinary General Meeting of Shareholders held on June 29, 2006	Common stock	4,580	4.0	March 31, 2006	June 30, 2006
Board of Directors meeting held on November 18, 2006	Common stock	2,289	2.0	September 30, 2006	December 8, 2006

(2) Of the dividends for which the record date belongs to the fiscal year ended March 31, 2007, those for which the effective date of the dividends will be in the fiscal year ending March 31, 2008

A resolution is scheduled to be adopted in the following manner.

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Source of funds for dividends	Dividend per share (¥)	Record date	Effective date
Board of Directors meeting to be held on May 10, 2007	Common stock	4,995	Retained earnings	4.0	March 31, 2007	June 4, 2007

[Per-Share Information]

Net assets per share¥329.35
Net income per share ¥60.33

[Subsequent Events]

None applicable

[Translation]

(TRANSLATION)

Certified Copy of the Independent Auditors' Report on Financial Statements

INDEPENDENT AUDITORS' REPORT

May 8, 2007

To the Board of Directors of Mitsubishi Materials Corporation

KPMG AZSA & Co.

Designated Partner, Executive Partner
Certified Public Accountant: Kenji Sakurai
Designated Partner, Executive Partner
Certified Public Accountant: Yoshiyuki Yamasaki
Designated Partner, Executive Partner
Certified Public Accountant: Yoshiaki Uesaka

Pursuant to Article 436, Paragraph 2, Item 1, of the Corporation Law, we have audited the financial statements, that is, the Balance Sheet, the Statement of Operations, the Statement of Changes in Shareholders' Equity and the Notes to the Financial Statements and the supplementary schedules thereof of Mitsubishi Materials Corporation (the "Company"), for the 82nd Fiscal Year from April 1, 2006, to March 31, 2007. These financial statements and the supplementary schedules thereof are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the supplementary schedules thereof based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules thereof are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supplementary schedules thereof. Our audit also includes assessing the accounting principles used and significant estimates made by management, evaluating the overall presentation of the financial statements and the supplementary schedules thereof. We believe that our audit provides a reasonable basis for our opinion.

As a result of our audit, in our opinion, the financial statements and the supplementary schedules thereof referred to above present, in all respects, fairly the financial position and the results of operations of Mitsubishi Materials Corporation, for the period pertaining to the financial statements and the supplementary schedules thereof in compliance with business accounting standards generally accepted in Japan.

(Additional Information)

1. As discussed in the "Significant Accounting Policies" in the Notes to the Financial Statements, the Company has applied the "Accounting Standard for Measurement of Inventories" to the financial statements above, effective from this fiscal year. The Company also has changed the accounting method for income from industrial waste treatment in the Cement business segment and for loss on disposal of fixed assets.
2. As discussed in the "Subsequent Events" in the Notes to the Financial Statements, the Company merged Mitsubishi Materials Polycrystalline Silicon Corporation, a consolidated subsidiary, on April 1, 2007.

Our firm and the executive partner do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

[Translation]

(TRANSLATION)

Certified Copy of the Independent Auditors' Report on Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

May 8, 2007

To the Board of Directors of Mitsubishi Materials Corporation

KPMG AZSA & Co.

Designated Partner, Executive Partner
Certified Public Accountant: Kenji Sakurai
Designated Partner, Executive Partner
Certified Public Accountant: Yoshiyuki Yamasaki
Designated Partner, Executive Partner
Certified Public Accountant: Yoshiaki Uesaka

Pursuant to Article 444, Paragraph 4, of the Corporation Law, we have audited the consolidated financial statements, that is, the Consolidated Balance Sheet, the Consolidated Statement of Operations, the Consolidated Statement of Changes in Shareholders' Equity and the Notes to the Consolidated Financial Statements of Mitsubishi Materials Corporation ("the Company") and its consolidated subsidiaries, for the fiscal year from April 1, 2006, to March 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As a result of our audit, in our opinion, the consolidated financial statements referred to above present, in all material respects, fairly the financial position and the results of operations of the corporate group consisting of Mitsubishi Materials Corporation and the consolidated subsidiaries for the period pertaining to the consolidated financial statements above, in compliance with business accounting standards generally accepted in Japan.

(Additional Information)
As discussed in the "Basis of Presenting the Consolidated Financial Statements" in the Notes to the Consolidated Financial Statements, the Company has applied the "Accounting Standard for Measurement of Inventories, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" and the revised "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve and Its Implementation Guidance" to the consolidated financial statements above, effective from this fiscal year. The Company also has changed the accounting method for income from industrial waste treatment in the Cement business segment and for loss on disposal of fixed assets.

Our firm and the executive partner do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

[Translation]

(TRANSLATION)

Certified Copy of the Audit Report of the Board of Corporate Auditors

CORPORATE AUDITORS' REPORT

Regarding the execution of duties by directors for the 82nd Fiscal Year, which began April 1, 2006, and ended March 31, 2007, the Board of Corporate Auditors of Mitsubishi Materials Corporation (the "Company") hereby submits its audit report, which has been prepared through discussions based on the audit reports prepared by the respective corporate auditors.

1. Auditing Methods Employed by Corporate Auditors and the Board of Corporate Auditors and Substance Thereof

The Board of Corporate Auditors determined auditing policies, assigned tasks and other guidelines, received reports about the progress and results of audits from each corporate auditor, received reports on the execution of their duties and requested explanations, as required, from the directors and the Independent Auditors.

In compliance with the audit standards specified by the Board of Corporate Auditors and based on the auditing policies, assigned tasks and other guidelines above, each corporate auditor has communicated with the directors and other relevant personnel of the internal audit department to collect the necessary information and improve the auditing environment. Similarly, each corporate auditor has attended the meetings of the Board of Directors and other important meetings, heard about the execution of their duties from the directors and other relevant personnel, requested explanations therefrom, as required, examined important authorized documents and associated information, and studied the operations and financial position at the head office and principal offices. In addition, each corporate auditor has supervised and verified the substance of the resolution adopted by the Board of Directors and the current situation of in-house systems ("internal control systems") that have been improved pursuant to the resolution concerned, with regard to the improvement of systems as stipulated in Article 100, Paragraphs 1 and 3, of the Ordinance for Enforcement of the Corporation Law as the systems to ensure compliance of the execution of duties by directors with laws, regulations and the Articles of Incorporation and other systems deemed necessary to ensure the propriety of business operation of a joint stock corporation. As for the fundamental policy stipulated in Article 127, Item 1, and each initiative set forth in Article 127, Item 2, of the Ordinance for Enforcement of the Corporation Law, corporate auditors have studied their content based on the circumstances of deliberations at the Board of Directors and other organs. Moreover, the corporate auditors have communicated and exchanged information with directors, corporate auditors and other relevant personnel of the subsidiaries, and received reports on operations therefrom, as required. In the manner explained above, the corporate auditors have examined the Business Report and supplementary schedules thereof pertaining to the fiscal year ended March 31, 2007.

Furthermore, the corporate auditors have supervised and verified whether the Independent Auditors maintain independence and have done appropriate audits, and also have received reports on the execution of their duties and requested explanations, as required, from the Independent Auditors. The corporate auditors have been notified that the Independent Auditors are streamlining the "Systems to Ensure Appropriate Execution of Duties" (Matters set forth in Article 159 of the Ordinance for Corporate Accounting) according to the "Standards for Quality Control of Audit" (issued by the Business Accounting Deliberation Council on October 28, 2005) and requested explanations, as required. In the manner explained above, the corporate auditors have examined the financial statements (Balance Sheet, Statement of Operations, Statement of Changes in Shareholders' Equity and Notes to the Financial Statements) and supplementary schedules thereof of the Company, as well as the consolidated financial statements (Consolidated Balance Sheet, Consolidated Statement of Operations, Consolidated Statement of Changes in Shareholders' Equity and Notes to the Consolidated Financial Statements), pertaining to the fiscal year ended March 31, 2007.

2. Audit Results

(1) Audit results regarding the Business Report, etc.

i) In our opinion, the Business Report and the supplementary schedules thereof fairly represent the Company's conditions in accordance with the related laws and regulations, and the Articles of Incorporation.
ii) We have found no evidence of wrongful action or material violation of laws, regulations or the Articles of Incorporation by any directors with regard to the execution of their duties.
iii) In our opinion, the substance of the resolution regarding the internal control systems is fair and reasonable. We have found no matters to remark with regard to the execution of duties by the directors concerning the internal control systems.
iv) We have found no matters to remark with regard to the "Fundamental Policy Concerning the Control of the Company" (Fundamental Policy regarding the party controlling decisions on the Company's finance and operating policies) described in the Business Report. In our opinion, each framework under Article 127, Item 2, of the Ordinance for Enforcement of the Corporation Law is in line with the Fundamental Policy, does not harm the corporate values and the common interests of the shareholders or aim to maintain the status of the Company's officers.

(2) Audit results regarding the financial statements and the supplementary schedules thereof

In our opinion, the audit methods and results employed and rendered by the Independent Auditors, KPMG AZSA & Co., are fair and reasonable.

(3) Audit results regarding the consolidated financial statements

In our opinion, the audit methods and results employed and rendered by the Independent Auditors, KPMG AZSA & Co., are fair and reasonable.

Regarding the Osaka Amenity Park (OAP) business in which the Company has engaged in recent years, the Company was imposed an administrative penalty of a 2-week suspension of business beginning June 12, 2006, for business affairs related to the real estate business by the Metropolis of Tokyo. We as corporate auditors intend to further focus our efforts on reinforcing our audit to prevent a similar serious situation from occurring.

May 9, 2007

Board of Corporate Auditors of Mitsubishi Materials Corporation

Standing Corporate Auditor Yoshimitsu Moriya
Standing Corporate Auditor Yoshio Fujiwara
Standing Corporate Auditor Nobuaki Naito
Corporate Auditor Akio Utsumi

Note: Standing Corporate auditors Yoshimitsu Moriya and Corporate Auditor Akio Utsumi are outside corporate auditors as stipulated in Article 2, Item 16, and Article 335, Paragraph 3, of the Corporation Law.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

Tender Offer/Rights Offering
Notification Form
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) .... ☐

Securities Act Rule 802 (Exchange Offer) .... ☒

Exchange Act Rule 13e-4(h) (Issuer Tender Offer) .... ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer).............................. ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) .... ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7) ☒

Sambo Copper Alloy Co., Ltd.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Mitsubishi Materials Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Keisuke Yamanobe, General Manager
Administration Department
8-374, Sambo-cho, Sakai-ku,
Sakai City, Osaka Prefecture 590-0906, Japan
+81 072-233-1161

(Name, Address (including zip code) and Telephone Number (including area code) of Persons Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 26, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I–INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

The following document is attached as an exhibit to this Amendment No. 1 to Form CB:

99.1 English translation of the Convocation Notice of an Extraordinary General Meeting of Shareholder, dated November 13, 2007.

Item 2. Informational Legends.

The legends required under Rule 802(b) under the Securities Act of 1933, as amended, are included in the attached exhibits, as applicable.

PART II–INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

99.2* Press release, dated October 26, 2007.

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* Previously furnished to the U.S. Securities and Exchange Commission as an exhibit to Form CB, filed on October 26, 2007.

PART III–CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the original Form CB on October 26, 2007, Mitsubishi Materials Corporation filed a written irrevocable consent and power of attorney on Form F-X with the U.S. Securities and Exchange Commission.

PART IV–SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



By:
Name: Yoichi Taguchi
Title: Managing Director

Dated: November 13, 2007

Exhibit Index

Exhibit	Description
99.1	English translation of the Convocation Notice of an Extraordinary General Meeting of Shareholders, dated November 13, 2007 and submitted to the shareholders of Sambo Coppery Alloy Co., Ltd., regarding the approval of the Share Exchange Agreement by and between Mitsubishi Materials Corporation and Sambo Copper Alloy Co., Ltd. to make Sambo Copper Alloy Co., Ltd. a wholly owned subsidiary of Mitsubishi Materials Corporation.
99.2*	English translation of press release, dated October 26, 2007 and submitted to the Tokyo Stock Exchange, Inc., announcing a share exchange agreement between Mitsubishi Materials Corporation and Sambo Copper Alloy Co., Ltd. to make Sambo Copper Alloy Co., Ltd. a wholly owned subsidiary of Mitsubishi Materials Corporation.

---

* Previously furnished to the U.S. Securities and Exchange Commission as an exhibit to Form CB, filed on October 26, 2007.

Exhibit 99.1

Please note that the following purports to be an excerpt translation from the Japanese original notice of an extraordinary general meeting of shareholders of Sambo Copper Alloy Co., Ltd. prepared for the convenience of shareholders outside Japan with voting rights. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

November 13, 2007

To Our Shareholders

Sambo Copper Alloy Co., Ltd.

**NOTICE OF
AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

You are cordially invited to attend the extraordinary general meeting of shareholders of Sambo Copper Alloy Co., Ltd. (the "Company") to be held as described below.

If you are unable to attend the meeting, after reviewing the document entitled "Reference for the General Meeting of Shareholders" attached hereto, please exercise your voting rights by indicating your approval or disapproval of the respective matters to be resolved and return the attached proxy* form with your signature and seal thereon to the Company, so that it will reach us no later than **November 20, 2007 (Tuesday).**

Yours truly,

Takao Hashida, President
Sambo Copper Alloy Co., Ltd.
8-374, Sambo-cho, Sakai-ku, Sakai-shi, Osaka

Details

1. Date and Time: 10 a.m., November 21, 2007 (Wednesday)

2. Place: Conference Room No. 1 of the Company
8-374, Sambo-cho, Sakai-ku, Sakai-shi, Osaka

3. Meeting Agenda: *Matters to be Resolved*

First Item of Business: Approval of the Share Exchange Agreement Signed Between Mitsubishi Materials Corporation and the Company

Second Item of Business: Dividends from Surplus

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* If you exercise your voting rights by proxy on the day of the meeting, your proxy is requested to submit a power of attorney certifying the authority granted by you, the shareholder, to act as your proxy. You are limited to a single proxy who must be a shareholder of the company with voting rights.

Reference for the General Meeting of Shareholders

FIRST ITEM OF BUSINESS: *APPROVAL OF THE SHARE EXCHANGE AGREEMENT SIGNED BETWEEN MITSUBISHI MATERIALS CORPORATION AND THE COMPANY*

1. Reason for Conducting a Share Exchange with Mitsubishi Materials Corporation

The Company was established in 1935 and has received a stable provision of copper bullion as a raw material for our products from Mitsubishi Metal Mining Company Ltd. (currently Mitsubishi Materials Corporation) since it made an equity participation in the Company in 1965. The Company conducted capital increases in 1997 and 1999 and has occupied an important position as a consolidated subsidiary of Mitsubishi Materials Corporation ("Mitsubishi Materials"). On July 28, 2006, Mitsubishi Materials, Mitsubishi Shindoh Co., Ltd. ("Mitsubishi Shindoh") and the Company agreed to a study regarding a business alliance for the copper alloy business for the purpose of enhancing the strength of product development, cost competitiveness and marketing capabilities in the pursuit of joint development and/or effective utilization of production facilities. As a result, the three parties agreed on a shared recognition that synergies could be maximized if Mitsubishi Shindoh and the Company became wholly owned subsidiaries of their parent company, Mitsubishi Materials, and subsequently merged. Additionally, the Company determined that becoming a wholly owned subsidiary of Mitsubishi Materials would be an optimal way to mutually increase the corporate value of the Company and the Mitsubishi Materials Group to enable swifter groupwide decision-making of operations, thereby accelerating a scale-up expansion and a further increase in the competitive edge of the Group's copper business. Based on the conclusion of the management that the merged entity would be able to meet the expectations of our shareholders, Mitsubishi Materials and the Company entered into a share exchange agreement as described below.

The Company is scheduled to merge with Mitsubishi Shindoh by April 1, 2008, after becoming a wholly owned subsidiary of Mitsubishi Materials through the share exchange. Mitsubishi Shindoh also entered into a similar share exchange agreement with Mitsubishi Materials to become a wholly owned subsidiary of Mitsubishi Materials.

We hope you carefully review the detailed circumstances described in this notice and approve the proposed agreement.

2. Content of the Share Exchange Agreement

The text of the Share Exchange Agreement, which was entered into, on October 26, 2007, by and between Mitsubishi Materials and the Company, is as shown below.

Share Exchange Agreement (Copy)

Mitsubishi Materials Corporation (with address at 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo; hereinafter "Mitsubishi Materials") and Sambo Copper Alloy Co., Ltd. (with address at 8-374, Sambo-cho, Sakai-ku, Sakai-shi, Osaka; hereinafter "Sambo Copper Alloy") shall agree and enter into the agreement (hereinafter "this Agreement") regarding the share exchange between Mitsubishi Materials and Sambo Copper Alloy as described below.

Article 1 (Share Exchange)

Mitsubishi Materials and Sambo Copper Alloy shall conduct a share exchange (hereinafter the "Share Exchange") in accordance with this Agreement so that Mitsubishi Materials becomes the wholly owning parent of Sambo Copper Alloy and Sambo Copper Alloy becomes a wholly owned subsidiary of Mitsubishi Materials.

Article 2 (Shares to Be Issued in Association with the Share Exchange)

1. Mitsubishi Materials shall issue 9,658,262 shares of its common stock in association with the Share

Exchange and allot them to shareholders (including beneficial owners; hereinafter the same shall apply) whose names are registered or recorded in Sambo Copper Alloy's last register of shareholders (including the register of beneficial owners; hereinafter the same shall apply) other than Mitsubishi Materials on the day preceding the Effective Date (defined in Article 5 below; hereinafter the same shall apply) for shares held by such shareholders at the rate of 1.25 shares of Mitsubishi Materials' common stock for each share of Sambo Copper Alloy's common stock. Provided, however, that Mitsubishi Materials shall not issue any shares for 14,142,490 shares of Sambo Copper Alloy's common stock that Mitsubishi Materials currently holds.

2. Mitsubishi Materials shall issue shares of its common stock in association with the Share Exchange to shareholders whose names are registered or recorded in Sambo Copper Alloy's last register of shareholders other than Mitsubishi Materials on the day preceding the Effective Date for shares held by such shareholders at the rate of 1.25 shares of Mitsubishi Materials' common stock for each share of Sambo Copper Alloy's common stock.

Article 3 (Amounts of Capital and Reserves of Mitsubishi Materials)

The capital and several reserves of Mitsubishi Materials, which should increase in association with the Share Exchange, shall be as follows:

(1) Capital: ¥0

(2) Additional paid-in capital: Full amount of the variable paid-in capital paid by shareholders, which is stipulated in Article 68, Paragraph 1, Item 1-b, of the Ordinance for Corporate Accounting

(3) Legal reserve: ¥0

Article 4 (General Meeting of Shareholders for Approval of the Share Exchange Agreement, etc.)

1. Sambo Copper Alloy shall convene a general meeting of shareholders with November 21, 2007, as the intended date for the meeting, and request its shareholders to adopt a resolution for approval of this Agreement and matters considered necessary for the Share Exchange. Provided, however, that the date for the meeting may be changed to another day, as required, through consultations between Mitsubishi Materials and Sambo Copper Alloy.

2. Mitsubishi Materials will conduct the Share Exchange through a procedure that requires no approval of a general meeting of shareholders according to Article 796, Paragraph 3, of the Corporation Law.

Article 5 (Effective Date)

The due date for making the Share Exchange effective (hereinafter "Effective Date") shall be December 28, 2007. Provided, however, that the Effective Date is subject to change through consultations between Mitsubishi Materials and Sambo Copper Alloy if so required depending on the proceeding of the Share Exchange procedure.

Article 6 (Management of Corporate Properties)

1. Mitsubishi Materials and Sambo Copper Alloy shall continuously execute their respective operations of business and conduct management and operation of their properties, under the sufficient care of competent managers during the period from the signing date of the contract until the Effective Date. Any action that may have significant effects on any property and rights and/or obligations of the respective parties shall be taken after prior consultations between the parties.

2. Mitsubishi Materials may distribute dividends from surplus to its shareholders or registered pledgees of shares whose names are registered or recorded in Mitsubishi Materials' last register of shareholders as of

September 30, 2007, not exceeding the following amount:

¥4.00 per share for a total amount of ¥5,008,369,944.

3. Sambo Copper Alloy may distribute dividends from surplus to its shareholders or registered pledgees of shares whose names are registered or recorded in Sambo Copper Alloy's last register of shareholders as of November 13, 2007, not exceeding the following amount:

   ¥3.00 per share for a total amount of ¥68,007,300.

4. Other than as set forth in paragraphs 2 and 3 above, following the execution of this Agreement, Mitsubishi Materials and Sambo Copper Alloy shall not carry out any distribution of surplus, the record date of which is prior to the Effective Date of this Agreement.

Article 7 (Change to the Conditions of the Share Exchange and Termination of this Agreement)

Should any significant change to the financial conditions or management circumstances of either Mitsubishi Materials or Sambo Copper Alloy happen due to any cause such as an act of God during the period from the signing date of the contract until the Effective Date, should any serious disturbance to the execution of the Share Exchange happen or should the achievement of this Agreement become difficult in anyway, conditions of the Share Exchange and/or provisions of this Agreement may be changed or this Agreement may be terminated through consultations between the parties.

Article 8 (Validity of this Agreement)

1. This Agreement shall become void and invalid in case the proposed item of business is not approved at the general meeting of shareholders set forth in Article 4, Paragraph 1, of this Agreement.

2. Should circumstances require an approval of a general meeting of shareholders of Mitsubishi Materials in compliance with Article 796, Paragraph 4, of the Corporation Law, the issue will be addressed and resolved through consultations between Mitsubishi Materials and Sambo Copper Alloy.

3. This Agreement shall become void and invalid in case an approval of the authorities concerned cannot be obtained with regard to the Share Exchange.

Article 9 (Matters for Consultation Between the Parties)

Any matters other than those stipulated in this Agreement, which would become necessary for conducting the Share Exchange, shall be determined through consultations between Mitsubishi Materials and Sambo Copper Alloy in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, this Agreement has been executed in duplicate with respective signatures and seals thereon, with one copy to be held by each party.

October 26, 2007

Mitsubishi Materials:
Akihiko Ide, President
Mitsubishi Materials Corporation
5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo

Sambo Copper Alloy:
Takao Hashida, President
Sambo Copper Alloy Co., Ltd.
8-374, Sambo-cho, Sakai-ku, Sakai-shi, Osaka

3. Outline of the Content Stipulated in Article 184 of the Ordinance for Enforcement of the Corporation Law

(1) Matters regarding the propriety of the total exchange value, as well as other matters regarding the propriety of the computation method and the allotment of the exchange value

To ensure the fairness and appropriateness of the share exchange ratio to be calculated in the share exchange, the Company designated GCA Co., Ltd. (hereinafter "GCA"), whereas Mitsubishi Materials designated Mitsubishi UFJ Securities, Co., Ltd. (hereinafter "Mitsubishi UFJ Securities"), as their respective third-party institutions to perform the calculation of the share exchange ratio.

To calculate the value of the stock of the respective companies, GCA adopted the market value average method for Mitsubishi Materials, the multiple method (a method which applies multiples to the comparable company's financial metrics) and the discounted cash flow (DCF) method for the Company. Mitsubishi UFJ Securities adopted the market value average method for Mitsubishi Materials, and the multiple method (a method which applies multiples to the comparable company's financial metrics) and the discounted cash flow (DCF) method for the Company. In applying the market value average method, GCA and Mitsubishi UFJ Securities adopted the average closing price per share on all trading days during the six-month, three-month and one-month periods ending on October 19, 2007, the reference date for evaluation for Mitsubishi Materials.

Mitsubishi Materials and the Company considered the share exchange figures with reference to the calculation results on the share exchange ratio, which were submitted by the respective aforementioned third-party advisors and, as a result of subsequent negotiations and discussions, both parties approved the final share exchange ratio as reasonable and acceptable for their respective shareholders at meetings of their respective boards of directors held on October 26, 2007 and signed the share exchange agreement on the same day.

In order to avoid any conflict of interests with minority shareholders, at the Company's board of directors meeting, Mitsubishi Materials' senior executive officer who concurrently serves as a director of the Company was not present at the deliberations or resolution of the share exchange agreement. Additionally, at the Company board of directors meeting, Mitsubishi Materials' executive officer and an employee who concurrently serve as the Company's auditors were not present at the deliberations of the share exchange agreement.

The share exchange ratio is subject to change by the mutual agreement of both companies in the event of a substantial change to any conditions on which the calculation is based.

Company	Mitsubishi Materials (wholly owning parent)	Sambo Copper Alloy (wholly owned subsidiary)
Share exchange ratio	1	1.25

(Mitsubishi Materials will issue 1.25 shares of its common stock for each share of Sambo Copper Alloy's common stock.)

(2) Reason for having chosen the relevant type of property (Mitsubishi Materials' stock) as an exchange value

The Company determined Mitsubishi Materials' common stock, in comparison to cash, to be an appropriate consideration as exchange value by taking into account its sustainable convertibility into money and the possibility of increased stock value that may be enjoyed by our shareholders in the future if the aforementioned synergies as stated in "1. Reason for Making a Share Exchange with Mitsubishi Materials" are materialized.

(3) Matters regarding the propriety of capital and reserves of Mitsubishi Materials

The capital and several reserves of Mitsubishi Materials, which should increase in association with the share exchange, are as follows:

1) Capital: ¥0

2) Additional paid-in capital: Full amount of the variable paid-in capital paid by shareholders, which is stipulated in Article 68, Paragraph 1, Item 1-b, of the Ordinance for Corporate Accounting

3) Legal reserve: ¥0

(4) Articles of Incorporation of Mitsubishi Materials

As for the Articles of Incorporation of Mitsubishi Materials, please refer to the attached "Articles of Incorporation of Mitsubishi Materials Corporation."

(5) Markets where the chosen exchange value is traded

Transactions of shares of Mitsubishi Materials' stock are conducted on the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange.

(6) Those who engage in transactions of the exchange value as intermediaries, brokers or deputy agents

As Mitsubishi Materials' stock is listed on the stock exchanges as referenced above, ordinary securities companies trade and handle them as intermediaries and/or brokers.

(7) Matters regarding market prices of Mitsubishi Materials' stock

Below is a table indicating the stock price fluctuations (on the First Section of the Tokyo Stock Exchange) of Mitsubishi Materials' stock for the past three fiscal terms.

	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007
Opening price	253	252	630
Peak price	280	675	655
Lowest price	189	230	388
Closing price	256	629	559
P/E ratio (consolidated)	17.73	12.16	9.27

The latest stock prices of Mitsubishi Materials' stock and other relevant information are available, for example, at the Tokyo Stock Exchange's Web site (http://www.tse.or.jp/).

(8) Matters regarding financial statements, etc.

As for Mitsubishi Materials' financial statements and other documents associated with the latest fiscal term, please refer to the attached "Financial statements for the 82nd fiscal year."

(9) Matters that may have significant effects on corporate properties after the closing date of the latest fiscal term

1) None applicable for the Company.

2) The following items may be mentioned for Mitsubishi Materials:

a) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on December 22, 2006, to absorb Mitsubishi Materials Polycrystalline Silicon Corporation, a wholly owned consolidated subsidiary, and merged it on April 1, 2007, in accordance with a share exchange agreement dated December 22, 2006.

b) Mitsubishi Materials resolved at an extraordinary Board of Directors meeting held on May 10, 2007, to absorb Mitsubishi Materials Kobe Tools Corporation, a wholly owned consolidated subsidiary, and merged it on October 1, 2007, in accordance with a share exchange agreement dated May 10, 2007.

c) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on May 25, 2007, to conduct a share exchange for the purpose of making Ryoko Sangyo Corporation, a consolidated subsidiary in which Mitsubishi Materials has a stake of 67.8%, a wholly owned subsidiary, and made it a wholly owned subsidiary through a share exchange on August 1, 2007, in accordance with a share exchange agreement dated May 25, 2007.

d) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on May 25, 2007, to completely hand over its gold bonding wire business to the Tanaka Kikinzoku Group (Tanaka Kikinzoku Kogyo K.K. and Tanaka Denshi Kogyo K.K.) and transferred it for value to Tanaka Denshi Kogyo K.K. on October 1, 2007, in accordance with a master agreement dated May 25, 2007, and a Kyushu-bunkatsu (absorption-type company split) agreement dated July 27, 2007.

e) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on October 26, 2007, to conduct a share exchange for the purpose of making Mitsubishi Shindoh, a consolidated subsidiary in which Mitsubishi Materials has a stake of 51.0%, a wholly owned subsidiary as of February 1, 2008, and signed a share exchange agreement with Mitsubishi Shindoh on October 26, 2007.

f) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on October 26, 2007, to conduct a share exchange for the purpose of making Sambo Copper Alloy, a consolidated subsidiary in which Mitsubishi Materials has a stake of 62.4%, a wholly owned subsidiary as of December 28, 2007, and signed a share exchange agreement with Sambo Copper Alloy on October 26, 2007.

SECOND ITEM OF BUSINESS: *DIVIDENDS FROM SURPLUS*

In conducting the share exchange for which your approval is requested as per the First Item of Business above, the Company intends to distribute dividends from surplus to shareholders whose names are registered or recorded in the last register of shareholders as of November 13, 2007, in the following manner.

This Second Item of Business shall be effective on condition that the First Item of Business is approved and that a distributable amount, which corresponds to the total amount of dividends from surplus, exists as of the date set forth in item (3) below.

(1) Type of property for dividends

The property for dividends shall be money.

(2) Matters regarding the allotment of the property for dividends and the total amount thereof

¥3 per share of the Company's common stock. The total amount of dividends shall be the product of dividend per share of the Company's common stock multiplied by the Company's total number of shares issued, not to exceed the amount of ¥68,007,300.

(3) Effective date of the dividends from surplus

December 25, 2007

Mitsubishi Materials and Sambo Copper Alloy are Japanese companies. Information distributed in connection with the proposed share exchange transaction is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the companies are located in Japan, and some or all of their officers or directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the companies may purchase shares of Sambo Copper Alloy otherwise than under the share exchange, such as in privately negotiated purchases.

ATTACHMENTS

[Translation]

Power of Attorney

I hereby grant power of attorney to [   ] with respect to the following matters.

Attendance at the extraordinary general meeting of shareholders of Sambo Copper Alloy Co., Ltd. to be held on November 21, 2007 (also in the event of any adjournment or continuation thereof), and exercise of voting rights in accordance with my instructions with regard to the following agenda items (Approve or Reject is to be marked with a circle).

However, where I have not given any instructions with respect to approval or rejection of the agenda items or where a revised version of the original draft has been submitted, a blank power of attorney will be given.

Agenda Item 1	With regard to original draft	Approve	Reject
Agenda Item 2	With regard to original draft	Approve	Reject

November [ ], 2007

No. of owned shares: [ ] shares   Shareholder name:



Place for notified seal

[Translation]

ARTICLES OF INCORPORATION


MITSUBISHI MATERIALS CORPORATION

Articles of Incorporation
of
Mitsubishi Materials Corporation

Chapter I. General Provisions

Article 1. (Trade Name)

The name of the Corporation shall be 'Mitsubishi Materiaru Kabushiki Kaisha', and it shall be called in English as 'Mitsubishi Materials Corporation'.

Article 2. (Objectives)

The objectives of the Corporation shall be to engage in the following businesses:

1. Manufacture and sales of copper, lead, zinc, gold, silver, tin, copper wire rods, copper cakes and billets, copper tubes, and other non-ferrous and precious metal products;

2. Manufacture and sales of cement, cement solidifying materials, processed products of cement and ceramic products;

3. Manufacture and sales of ultra-hard-metal alloys and tools, diamond tools, sintered metal components, oleo bearings, and other powder metallurgy products;

4. Manufacture and sales of corrosion-resistant and heat-resistant alloys, copper alloys, zinc alloys for die-casting, precision cast and wrought products, and other non-ferrous alloys;

5. Manufacture and sales of precision moulds, machinery, equipment and devices for general industrial use, storage containers, transport containers, vehicles, and housing equipment;

6. Manufacture and sales of aluminium beverage cans, can tops and lids and other beverage and food containers, and collection of used aluminium cans;

7. Manufacture and sales of silicon for semiconductors, gold bonding wires and precision rolled products, sputtering targets, high purity materials, quartz products, selenium, tellurium, minor metals, electro-conductive powders and other components for electronics and telecommunications devices as well as materials thereof, and other electrical equipment and appliances;

8. Purchases and sales of petrol, naphtha, kerosene, light oil, heavy oil, asphalt, lubricating oil, liquefied petroleum gas and other petroleum-related products, and production and sales of coal, coke, iron ore and other minerals;

9. Production, process and sales of gravel, sand, rubble and other materials for civil engineering and construction, and quarrying business;

10. Manufacture and sales of ceramic condensers, surge absorbers, thermistors, varistor, noise filters, resistors, ceramic artificial bones and other special ceramic products;

11. Manufacture and sales of sulphuric acid, silico-chemicals, fluoro-chemicals, pigments, electrolytic magnesia, calcium carbonate and other inorganic chemical products, and concrete admixtures, paints, tyres and other organic chemical products;

12. Research, study, development, design, construction, operation and technical services in the filed of nuclear power and undertaking of provision thereof, and manufacture and sales of nuclear fuels;

13. Manufacture and sales of medicines, medical devices and food additives;

14. Research, study and development in the field of biochemistry, microbiology and other bioscience, and manufacture and sales of microbial preparations and enzyme preparations utilising technologies acquired by such research and development;

15. Development, manufacture, sales, lease and licensing of devices, systems and software related to data processing and telecommunication, and undertaking of provision of services related thereto;

16. Design, supervision and execution of civil engineering and construction, machine-installation and electric works, and other construction related works;

17. Mining, smelting and refining, metal fabrication, chemical engineering, power supply, manufacture of fertilisers and salt, agriculture and forestry, and disposal of public, industrial and medical wastes;

18. Purchases and sales, research, study, development, planning, design, technical instruction, undertaking of works, consulting and engineering services of raw materials, components and products related to each of the foregoing businesses;

19. Forwarding, insurance agency, wholesale, transport by local railways and automobiles, ocean-freight forwarding, agency, warehousing and travel agency businesses;

20. Purchases and sales, lease and management of real properties, intermediation related thereto, and land development;

21. Operation, management, lease and provision of management services of facilities for health, sporting, tourism and recreation; and

22. Any business incidental to each of the above items.

Article 3. (Head Office)

The Corporation shall have its head office in Chiyoda-ku, Tokyo.

Article 4. (Public Notice Method)

Public notices of the Corporation shall be given in the Nihon Keizai Shimbun published in Tokyo.

Chapter II. Shares

Article 5. (Total Number of Issuable Shares)

The total number of the Corporation's issuable shares shall be two billion six hundred eighty three million one hundred sixty two thousand (2,683,162,000) shares.

Article 6. (Issuance of Share Certificates)

The Corporation shall issue share certificates relating to the shares.

Article 7. (Acquisition of Corporation's Own Shares)

The Corporation may acquire its own shares through market transactions etc. by a resolution of the Board of Directors pursuant to the stipulation of Paragraph 2 of Article 165 of the Companies Law.

Article 8. **(Number of Unit Shares –*Tangen Kabushiki*- and Non-issuance of Certificates of Shares for Less Than a Unit – *Tangen-miman Kabushiki*-)**

1. The number of unit shares of the Corporation shall be one thousand (1,000).

2. The Corporation, notwithstanding the provision of Article 6, shall not issue certificates relating to shares less than a unit; provided, however, this may not apply where otherwise provided in the Share Handling Regulations.

Article 9. **(Rights concerning Shares Less Than a Unit)**

Shareholders (hereinafter, such term shall include beneficial shareholders) who have the shares less than a unit may not exercise the rights concerning their shares less than a unit except for the following rights:

1. rights stipulated in each Item of Paragraph 2 of Article 189 of the Companies Law;

2. rights to make a request under the provision of Paragraph 1 of Article 166 of the Companies Law;

3. rights to receive allotment of offering shares and allotment of offering share warrants pro rated to the number of shares owned by the shareholders; and

4. rights to make a request stipulated in the next Article.

Article 10. **(Additional Purchase of Shares Less Than a Unit)**

The Corporation's shareholders who have the shares less than a unit may, in accordance with the provision of the Share Handling Regulations, request the Corporation to sell and transfer to them the number of shares which shall become a unit if combined with their holding shares less than a unit.

Article 11. **(Share Handling Regulations)**

The handling and fees relating to the shares and the share warrants of the Corporation and procedures etc. relating to exercise of shareholders' rights toward the Corporation shall, in addition to laws and regulations or the Articles of Incorporation, be governed by the Share Handling Regulations established by the Board of Directors.

Article 12. **(Administrator of Register of Shareholders)**

1. The Corporation shall have an Administrator of Register of Shareholders.

2. The Administrator of Register of Shareholders and its place of business shall be determined by resolution of the Board of Directors and shall be notified in public.

3. The production and maintenance of the Corporation's register of shareholders (hereinafter, such term shall include the register of beneficial shareholders), the register of share warrants, the register of lost share certificates and other administrative works relating to the register of shareholders, the register of share warrants and the register of lost share certificates shall be entrusted to the Administrator of Register of Shareholders and shall not be handled at the Corporation.

Article 13. **(Record Date)**

Unless otherwise provided for by the Articles of Incorporation, the Corporation shall deem the shareholders or the registered pledgees of shares entered or recorded in the final Register of Shareholders as of a specific date, to be specified by the prior public notice thereof if necessary, as those who are entitled to exercise the rights of the shareholders or the registered pledgees of shares.

Article 14. (Matters to be Notified by Shareholders etc.)

1. Shareholders, pledgees or their legal representatives shall notify their names, addresses and seal impressions in accordance with the Share Handling Regulations. The same shall apply in case of any change in such matters. However, foreigners who customarily sign their names may substitute their specimen signatures for seal impressions.

2. Shareholders, pledgees or their legal representatives residing abroad shall designate their mailing addresses or appoint their resident agents in Japan, and shall notify thereof in accordance with the Share Handling Regulations. The same shall apply in case of any change in such matters.

Chapter III. General Meeting of Shareholders

Article 15. (Convocation of General Meeting of Shareholders)

1. The ordinary general meeting of shareholders shall be convened in June every year, and the extraordinary general meeting of shareholders may be convened whenever necessary.

2. The record date relating to voting rights at the ordinary general meeting of shareholders shall be 31 March of every year.

Article 16. (Convenor and Chairman of General Meeting of Shareholders)

The general meeting of shareholders shall be convened by the President Director based on a resolution of the Board of Directors and the President Director shall become the Chairman, unless otherwise provided for by laws and regulations. In case that the President Director is prevented from so acting, other Director shall replace this in the order previously determined by the Board of Directors.

Article 17. (Disclosure and Deemed Supply of Reference Documents of General Meeting of Shareholders etc. through Internet)

At the time of convening the general meeting of shareholders, it may be deemed that the Corporation has supplied toward the shareholders information which must be described or expressed in the reference documents of the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements by disclosing in a way to use the Internet in compliance with the stipulations of laws and regulations.

Article 18. (Exercise of Voting Rights by Proxy)

A shareholder may exercise his/her voting rights by appointing one (1) another shareholder of the Corporation having voting rights as his/her proxy. In such case, the shareholder or the proxy must submit to the Corporation a written document to prove such proxy each time of the general meeting of shareholders.

Article 19. (Diverse Exercise of Voting Rights)

A shareholder who holds shares for others must, where he/she exercises the holding voting rights without unification, notify the Corporation in writing of the effects and the reasons not later than three (3) days prior to the meeting date of the general meeting of shareholders.

Article 20. (Resolution of General Meeting of Shareholders)

1. Unless otherwise provided for by laws and regulations or by the Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority vote of the voting rights of shareholders present who are entitled to exercise their voting rights.

2. The resolution stipulated in Paragraph 2 of Article 309 of the Companies Law shall be adopted, where shareholders holding one third (1/3) or more of voting rights of shareholders who are entitled to exercise voting rights are present, by two thirds (2/3) or more of such voting rights.

Article 21. (Minutes of General Meeting of Shareholders)

With regard to the proceedings of the general meeting of shareholders, the minutes shall be produced in accordance with the provision of laws and regulations, and the Chairman and the Directors present thereat shall affix the names with seals or electronically sign.

Chapter IV. Directors and Board of Directors

Article 22. (Setting up of Directors and Board of Directors)

The Corporation shall have not more than ten (10) Directors and the Board of Directors.

Article 23. (Method of Election of Directors)

1. The Directors shall be elected by a resolution of the general meeting of shareholders.

2. The resolution of the general meeting of shareholders for electing the Directors shall be adopted, where shareholders holding one third (1/3) or more of the voting rights of shareholders who are entitled to exercise the voting rights are present, by a majority vote of such voting rights.

3. The election of the Directors shall not be by cumulative voting.

Article 24. (Directors' Term of Office)

The term of office of the Directors shall be until the closing time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within one (1) year after the election.

Article 25. (Representative Directors and Directors with Executive Titles)

1. The Corporation shall have one (1) President Director.

2. The President Director shall be appointed by a resolution of the Board of Directors and shall be Representative Director.

3. The Corporation may have one (1) Chairman Director, and one (1) or more Executive Vice President Directors and Managing Directors.

4. The Chairman Director, the Executive Vice President Directors and the Managing Directors shall be determined by a resolution of the Board of Directors.

5. Representative Directors may, by a resolution of the Board of Directors, be selected from among the Directors with executive titles of the preceding Paragraph.

Article 26. (Convocation and Chairman of Board of Directors)

Meetings of the Board of Directors shall, except as otherwise provided for by laws and regulations, be convened by the Chairman Director, and the Chairman Director shall become the chairman. In case that the Chairman Director is prevented from so acting or vacant, the President Director shall replace this, and in case that the President Director is prevented from so acting, other Directors shall replace this in the order previously determined by the Board of Directors.

Article 27. (Convocation Notice of Board of Directors)

1. The convocation notice of a meeting of the Board of Directors shall be despatched toward each Director and Corporate Auditor not later than four (4) days prior to the meeting date; provided, however, that this period may be shortened in case of urgency.

2. Where all of the Directors and the Corporate Auditors so agree, a meeting of the Board of Directors may be held without going through the procedure of convocation.

Article 28. (Resolutions and Minutes of Board of Directors)

1. A resolution of the Board of Directors shall be adopted, where a majority of the Directors who are entitled to participate in the decision are present, by the majority vote.

2. With regard to the proceedings of the Board of Directors, the minutes shall be produced in accordance with the provision of laws and regulations, and the Directors and the Corporate Auditors present thereat shall affix the names with seals or electronically sign.

3. In case that the requirements of Article 370 of the Companies Law are fulfilled, the Corporation shall deem a resolution of the Board of Directors to be adopted.

Article 29. (Execution of Business by Representative Directors)

The Representative Directors shall execute the business of the Corporation based on the decision of the Board of Directors. However, they shall execute daily businesses at their own discretion.

Article 30. (Exemption of Directors' Liabilities)

1. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 426 of the Companies Law, may exempt Directors (including ex Directors) from their liabilities, to the extent permitted by laws and regulations, by resolution(s) of the Board of Directors.

2. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 427 of the Companies Law, may enter into agreements with the External Directors which adopt the amount stipulated by laws and regulations as the limit of the liabilities.

Chapter V. Corporate Auditors and Board of Corporate Auditors

Article 31. (Setting up of Corporate Auditors and Board of Corporate Auditors)

The Corporation shall have not more than five (5) Corporate Auditors and the Board of Corporate Auditors.

Article 32. (Method of Election of Corporate Auditors)

1. The Corporate Auditors shall be elected by a resolution of the general meeting of shareholders.

2. The resolution of the general meeting of shareholders for electing the Corporate Auditors shall be adopted, where shareholders holding one third (1/3) or more voting rights of shareholders who are entitled to exercise the voting rights are present, by a majority vote of the voting rights.

Article 33. (Corporate Auditors' Term of Office)

1. The term of office of the Corporate Auditors shall be until the closing time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within four (4) years after the election.

2. The term of office of any Corporate Auditor elected to fill a vacancy of a Corporate Auditor who resigned before the expiration of the term of office shall expire at the time of expiration of his/her predecessor's term of office.

3. The effective term of the election resolution of an alternative Corporate Auditor who is elected in accordance with the provision of Paragraph 2 of Article 329 of the Companies Law shall be until the starting time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within two (2) years after such resolution.

Article 34. (Standing Corporate Auditors)

1. The Corporation shall have one (1) or more Standing Corporate Auditors.

2. The Board of Corporate Auditors shall select Standing Corporate Auditor(s) from among Corporate Auditors.

Article 35. (Powers of Board of Corporate Auditors)

The Board of Corporate Auditors shall consist of all Corporate Auditors, shall have the powers provided for by laws and regulations, and may, by its resolution, determine matters related to the execution by the Corporate Auditors of their duties. However, such resolution may not prevent any Corporate Auditor from exercising his/her powers.

Article 36. (Convenor and Chairman of Board of Corporate Auditors)

1. The Board of Corporate Auditors may appoint a convenor of meetings of the Board of Corporate Auditors in advance; provided, however, that the other Corporate Auditors may not be prevented from convening meetings.

2. With regard to meetings of the Board of Corporate Auditors, the convenor of the preceding Paragraph shall be the chairman.

Article 37. (Convocation Notice of Board of Corporate Auditors)

1. The convocation notice of a meeting of the Board of Corporate Auditors shall be despatched toward each Corporate Auditor not later than four (4) days prior to the meeting date; provided, however, that this period may be shortened in case of urgency.

2. Where all of the Corporate Auditors so agree, a meeting of the Board of Corporate Auditors may be held without going through the procedure of convocation.

Article 38. (Resolutions and Minutes of Board of Corporate Auditors)

1. A resolution of the Board of Corporate Auditors shall be adopted by a majority vote of the Corporate Auditors.

2. With regard to the proceedings of the Board of Corporate Auditors, minutes shall be produced in accordance with the provision of laws and regulations, and the Corporate Auditors present thereat shall affix the names with seals or electronically sign.

Article 39. (Exemption from Corporate Auditors' Liabilities)

1. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 426 of the Companies Law, may exempt Corporate Auditors (including ex Corporate Auditors) from their liabilities, to the extent permitted by laws and regulations, by resolution(s) of the Board of Directors.

2. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 427 of the Companies Law, may enter into agreements with the External Corporate Auditors which adopt the amount stipulated by the laws and regulations as the limit of the liabilities.

Chapter VI. Accounting Auditors

Article 40. (Setting up of Accounting Auditors)

The Corporation shall have the Accounting Auditor(s).

Article 41. (Election of Accounting Auditors)

The Accounting Auditor(s) shall be elected by a resolution of the general meeting of shareholders.

Article 42. (Accounting Auditors' Term of Office)

1. The term of office of the Accounting Auditor(s) shall be until the closing time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within one (1) year after the election.

2. Unless otherwise resolved at the ordinary general meeting of shareholders of the preceding Paragraph, the Accounting Auditor(s) shall be deemed to be re-elected at such ordinary general meeting of shareholders.

Chapter VII Accounts

Article 43. (Business Year)

The business year of the Corporation shall be from 1 April of each year to 31 March of the following year.

Article 44. (Decision-Making Body of Dividends from Surplus, etc.)

The Corporation shall, with regard to the matters relating to dividends from surplus, etc. stipulated by each Item of Paragraph 1 of Article 459 of the Companies Law, decide them by resolutions of the Board of Directors, without resolutions of the general meetings of shareholders, unless otherwise provided for by laws and regulations.

Article 45. (Record Date of Dividends from Surplus)

1. The record date of the Corporation's year-end dividends shall be 31 March of every year.

2. The record date of the Corporation's interim dividends shall be 30 September of every year.

3. The Corporation may, in addition to the preceding two Paragraphs, make distribution of surplus by setting out record date(s).

Article 46. (Prescription Period)

Where dividend assets are pecuniary, if the dividends are not received for five (5) full years from the date of commencement of payment, the Corporation shall be released from the payment obligation.

[History]

Enacted on 1 April 1950	Amended on 28 May 1971	Amended on 27 June 1991
Amended on 31 July 1950	Amended on 30 May 1972	Amended on 29 June 1994
Amended on 30 November 1951	Amended on 30 May 1973	Amended on 26 June 1998

Amended on 1 December 1952
Amended on 29 November 1956
Amended on 29 May 1957
Amended on 28 November 1963
Amended on 27 November 1964
Amended on 30 May 1967
Amended on 30 May 1968
Amended on 29 May 1970
Amended on 29 November 1973
Amended on 1 December 1973
Amended on 30 May 1974
Amended on 30 May 1975
Amended on 29 June 1982
Amended on 27 June 1986
Amended on 29 June 1988
Amended on 1 December 1990
Amended on 29 June 1999
Amended on 29 June 2000
Amended on 27 June 2002
Amended on 27 June 2003
Amended on 29 June 2004
Amended on 29 June 2005
Amended on 29 June 2006

[Translation]

Documents Attached to the Notice of the 82nd Ordinary General Meeting of Shareholders

Report for Shareholders for 82nd Fiscal Year

(From April 1, 2006, to March 31, 2007)

Business Report
Balance Sheet
Statement of Operations
Statement of Changes in Shareholders' Equity
Notes to the Financial Statements
Consolidated Balance Sheet
Consolidated Statement of Operations
Consolidated Statement of Changes in Shareholders' Equity
Notes to the Consolidated Financial Statements
Certified Copy of the Independent Auditors' Report on Financial Statements
Certified Copy of the Independent Auditors' Report on Consolidated Financial Statements
Certified Copy of the Audit Report of the Board of Corporate Auditors

Mitsubishi Materials Corporation

[Translation]

Please note that the following purports to be an excerpt translation from the Japanese original Notice of Convocation of the 82nd Ordinary General Meeting of Shareholders of Mitsubishi Materials Corporation prepared for the convenience of shareholders outside Japan with voting rights. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

Business Report

(From April 1, 2006 to March 31, 2007)

Article 47. Particulars Concerning the State of the Group

1. Business Developments and Results

In the 82nd fiscal year, despite the continued high raw material and fuel prices persisting from the previous fiscal year, the Japanese economy attained a sustainable growth as rationalization efforts increased corporate earnings, which boosted capital investments and steadily improved the employment climate and earnings, in addition to strong demand overseas and stable domestic consumption.

Through the entire fiscal year under review, the Mitsubishi Materials Group continued to experience high raw material and fuel prices. Nevertheless, the Group performed generally well due to high prices for our main metals such as copper and brisk demand in the automotive, and information and electronics sectors, as well as growth in cement business in the United States.

The Group responded to such an operating environment by stabilizing its earnings structure as a final stage of the consolidated Medium-Term Management Plan, for which the fiscal year under review was the final year, and accelerating efforts to establish growth foundations to achieve success in our core businesses. Specifically, we concentrated management resources in our three growth fields— "Automotive," "Information and Electronics," and "Recycling" —while harnessing the strengths of integrated management; enhanced productivity by reinforcing facilities; and improved technologies by promoting collaborative development. In addition, the Group is aggressively implementing business alliances with other companies including the joint development of limestone mines in the cement business, with the aim of expanding earning opportunities. The Group is also strengthening its capital relationship with its subsidiaries and affiliates in the copper business and is maintaining a system to improve earnings capability based on the attainment of a unified business operation from the refining to the processing of copper as a group of companies. Moreover, the Group continued to direct concerted efforts to reinforce profitability and improve its financial structure. To reinforce profitability, we liquidated/transferred unprofitable businesses and enhanced operational efficiency in each sector. To improve the financial structure, with all our efforts, we dedicated to compress interest-bearing debt.

As a result of these factors, revenue increased in each business segment—Cement, Metals, and Electronic Materials & Components—and strategic investments from the previous year contributed to the improvement in profitability.

The consolidated net sales increased by 27.0% year on year to 1,452,108 million yen, and consolidated ordinary income increased for the fifth consecutive term and continued to break the record for the third consecutive term, rising 32.7% to 107,188 million yen.

The consolidated net income increased by 21.4% to 71,382 million yen, resulting from reserve from soil remediation loss of the Company's Central Research Institute (Saitama Prefecture) and extraordinary losses from business restructuring, etc., while posting an extraordinary income from increased equities of newly-issued shares for SUMCO Corporation.

Non-consolidated net sales of the Company alone increased by 25.6% year on year to 755,013 million yen, with ordinary profit increasing by 67.8% to 43,562 million yen. Net income increased by 74.4% to 12,830 million yen.

The Company has enforced the effect of the amendment of the Articles of Incorporation, by the resolution of the 81st Ordinary General Meeting of Shareholders on June 29, 2006, that the payment of dividends be declared and made by a resolution of the Board of Directors.

The Company understands that the shareholders' earning returns is one of the most significant aims of management, and has its policy to decide the profit allocation after a general assessment of the various elements, taking into account the whole aspects of management such as its financial constitution, internal reserves and incomes. Based on this policy, the Company has decided to pay 4 yen per share for the term end dividend, based on the resolution of the Meeting of the Board of Directors on May 10, 2007, therefore, together with 2 yen for the middle term dividend, the total divided per share for the 82nd fiscal year is 6 yen (a 2-yen increase per share compared to the previous fiscal year).

We are pleased to report the overall condition of each business segment of the Group as follows:

- Cement

Although the demand for cement was slightly down for public works projects in Japan, demand for cement in the private sector recovered based on improved industrial earnings resulting in high demand. In the overseas cement business, sales in the U.S. market were buoyant and sales volume and revenue exceeded those of the previous fiscal year.

The demand for aggregate, which was focused principally on ready mixed concrete, was bullish with sales volume and revenue exceeding those of the previous fiscal year.

Consequently, consolidated net sales for the term of this business increased by 21.1% to 199,869 million yen.

- Metals

Sales volume of copper declined year on year due to a decrease in copper production by P.T Smelting, which ceased operations from early October to mid-December 2006 because of a plant accident at their oxygen suppler, although sales of rolled copper and copper for electric cables in the domestic market were bullish, supported by a favorable demand for automotive and semiconductor related products. In spite of the decrease in sales volume, sales revenue exceeded those of the previous fiscal year because of a substantial increase in copper prices. Sales revenue of gold exceeded that of the previous fiscal year owing to an increase in gold prices, while its sales volume declined due to a decrease in the quantity of raw materials.

Sales volume and revenue of processed copper products exceeded those of the previous fiscal year, reflecting the bullish demand for billets and cakes related to the automotive industry and electronic materials, recovery of demand for wires, and inclusion of Mitsubishi Shindoh Co., Ltd. as a consolidated subsidiary.

Consequently, consolidated net sales for the term of this business increased 59.2% year on year to 680,438 million yen.

- Advanced Materials & Tools

Sales volume and revenue of cemented carbide products exceeded those of the previous corresponding fiscal year due to strong sales in Europe and the U.S., although their domestic sales slowed down due to reduced demand for automotive-related tools.

Sales of functional parts declined compared to the previous fiscal year due to the impact from the transfer of the sintered parts business to Plansee Mitsubishi Materials Global Sinter Holding S.A., an equity-method affiliate, on December 1, 2005.

Sales volume and revenue of high- performance alloys exceeded those of the previous fiscal year due to strong demand for automotive-related products and aviation-related components.

Sales volume and revenue of diamond- cutting tools exceeded those of the previous fiscal year due to a bullish demand for IT/ digital and automotive related products.

Consequently, consolidated net sales for the term of this business decreased 5.6% year on year to 153,020 million yen.

- Aluminum

Sales volume and revenue of aluminum cans increased, owing to a revision in sales prices to cover a substantial increase in raw material prices, the effect of business merger with Hokkai Can Co., Ltd., on October 1, 2005 (currently, Hokkan Holdings Limited), and strong sales of regular cans.

Sales volume and revenue of rolled and processed aluminum exceeded those of the previous fiscal year due to a revision in sales prices to cover a substantial increase in raw material prices and strong sales of automotive-related extruded components and rolled products, such as panels.

Consequently, consolidated net sales for the term of this business increased 14.1% year on year to 164,075 million yen.

- Electronic Materials & Components

Sales of advanced materials exceeded that of the previous fiscal year due to the impact of strong gold prices on the sales of gold wires, and strong demand for silicon- and semiconductor-related products mainly for 300 mm silicon wafers.

Sales of electronic devices declined compared to the previous fiscal year due to the withdrawal and readjustment of unprofitable products and the transfer of Kamaya Electric Co., Ltd., to Walsin Technology Corporation on April 28, 2006.

Sales volume and revenue of polycrystalline silicon exceeded those of the previous fiscal year, largely due to strong sales for 300 mm silicon wafers.

Consequently, consolidated net sales for the term of this business division increased 13.3% year on year to 88,375 million yen.

- Others

Sales of the energy-related business exceeded that of the previous fiscal year due to increased sales of coal and petroleum reflecting buoyant fuel prices, although sales of fuel assemblies for nuclear reactors decreased and the revenue and expenses of the engineering projects were revised.

Sales of precious metals exceeded that of the previous fiscal year due to strong sales of jewelry-related items even though sales of gold to individual consumers greatly decreased due to buoyant prices.

Consequently, consolidated net sales for the term of total of other business divisions increased 8.2% year on year to 330,767 million yen.

Concerning the sale of OAP Residence Tower within the Osaka Amenity Park, the Company received an order from Tokyo Metropolis on June 12, 2006 to halt its real estate operations for two weeks in accordance with the Buildings Lots and Building Transaction Business Law. We solemnly accept this order, and will engage in CSR activities to fulfill our social responsibilities and make the utmost efforts to execute our duties appropriately. We have nearly closed financial settlements with the condominium owners of OAP Residence Tower. Environmental works according to an agreement with OAP Residence Tower Administrative Union Corporate are progressing unhampered.

Net sales and operating profit for each business for the 82nd consolidated fiscal year are as follows:

Business Division	Item	The 82nd Period (April 2006 – March 2007)		The 81st Period (April 2005 – March 2006)		Change Rate (%)
		Amount (Million Yen)	Composition Ratio (%)	Amount (Million Yen)	Composition Ratio (%)	
Cement	Net sales	199,869	13.8	165,053	14.4	21.1
	Operating profit	18,335	23.3	15,638	22.6	17.2
Metals	Net sales	680,438	46.8	427,461	37.4	59.2
	Operating profit	33,395	42.4	22,962	33.3	45.4
Advanced Materials & Tools	Net sales	153,020	10.5	162,157	14.2	(5.6)
	Operating profit	16,114	20.5	19,985	29.0	(19.4)
Aluminum	Net sales	164,075	11.3	143,792	12.6	14.1
	Operating profit	2,849	3.6	3,441	5.0	(17.2)
Electronic Materials & Components	Net sales	88,375	6.1	78,005	6.8	13.3
	Operating profit	10,388	13.2	4,814	7.0	115.8
Others	Net sales	330,767	22.8	305,789	26.7	8.2
	Operating profit	4,733	6.0	7,871	11.4	(39.9)
Elimination or Corporate Assets or Expenses	Net sales	(164,439)	(11.3)	(138,559)	(12.1)	18.7
	Operating profit	(7,059)	(9.0)	(5,731)	(8.3)	23.2
Total	Net sales	1,452,108	100.0	1,143,699	100.0	27.0
	Operating profit	78,758	100.0	68,981	100.0	14.2

Note: Net Sales and Operating Profits resulting from transactions among the Business Divisions have been deducted through the "Elimination and Corporate Assets or Expenses" item.

2. The State of Fund Procurement of the Group

Concerning the Group's fund procurement for the 82nd consolidated fiscal year, the Company issued straight corporate bonds (35 billion yen), and raised funds through commercial paper and bank loans. Borrowings at the end of the 82nd consolidated fiscal year (including bonds and commercial papers) decreased 6,068 million yen from the end of previous fiscal year to 685,187 million yen.

3. The State of Capital Expenditures of the Corporate Group

The Group determines capital expenditures by carefully evaluating investment options for the fields expected to grow and become profitable, while promoting the reduction of interest-bearing debts.

The amount of capital expenditures for the 82nd consolidated fiscal year was 66,484 million yen, as a result of facility conversions and enhancing or rationalizing production facilities, as well as maintenance and repairs of existing facilities.

Capital expenditures for each business for the 82nd consolidated fiscal year are as follows:

- Cement

We newly constructed a thermal power generation plant in Japan, while carrying out maintenance and repair works for existing facilities mainly in Japan and the U.S.

The capital expenditure for this business was 21,114 million yen.

- Metals

We enhanced copper processing plants in Japan and copper refining plants in Japan and Indonesia, while carrying out maintenance and repair works for existing facilities.

The capital expenditure for this business was 11,626 million yen.

- Advanced Materials & Tools

We strengthened facilities to meet increased orders mainly for automotive-related components, while carrying out maintenance and repair works for existing facilities.

The capital expenditure for this business was 12,702 million yen.

- Aluminum

We strengthened production facilities principally for rolled aluminum products, while carrying out maintenance and repair works for existing facilities.

The capital expenditure for this business was 6,481 million yen.

- Electric Materials & Components

We strengthened production facilities for polycrystalline silicon in Japan and in the U.S., while carrying out maintenance and repair works for existing facilities. The capital expenditure for this business was 8,162 million yen.

- Others

We carried out maintenance and repair works at existing facilities.

The capital expenditure for these businesses was 6,396 million yen.

4. Succession of Legal Rights and Obligations Relevant to the Business of Other Companies Based on Merger and Absorption or Assimilative-divisive Reorganization

The Company acquired its subsidiary Mitsubishi Materials Polycrystalline Silicon Corp., which produces polycrystalline silicon, on April 1, 2007, according to the resolution of the Meeting of the Board of Directors held on December 22, 2006. The subsidiary's plant became the Company's Yokkaichi Plant under the Electric Materials & Components Division.

5. Acquisition or Disposal of Shares, Equities and Stock Acquisition Rights of Other Companies

The state of acquisition or disposal of shares, equities and stock acquisition rights of other companies at the 82nd fiscal year is as follows:

(a) The Company underwrote, through allocation of new shares to a third party, 1,574,111 common stocks of its subsidiary Onahama Smelting & Refining Co., Ltd., in July 2006, according to the

resolution of the Meeting of the Board of Directors held on December 20, 2005. Consequently, the Company's capital participation in Onahama Smelting & Refining Co., Ltd., increased to 50.03%.

(b) The Company transferred 7,492,546 common stocks of its subsidiary, Kamaya Electric Co., Ltd., to Walsin Technology Corporation of Taiwan on April 2006 according to the resolution of the Meeting of the Board of Directors held on March 24, 2006. Consequently, the Company's capital participation in Kamaya Electric Co., Ltd., decreased to 10.0% and the Kamaya Electric Co., Ltd. has been excluded from the scope of consolidation.

(c) The Company underwrote, through allocation of new shares to a third party, 22,222,000 common stocks of Mitsubishi Cable Industries Ltd., which is an equity-method affiliate, according to the resolution of the Meeting of the Board of Directors held on July 13, 2006. Consequently, the Company's capital participation in Mitsubishi Cable Industries Ltd. increased to 36.5%.

(d) The Company acquired, through a takeover bid, 10,543,000 common stocks of Mitsubishi Shindoh Co., Ltd., which is an equity-method affiliate, in September 2006, according to the resolution of the Meeting of the Board of Directors held on July 24, 2006. Consequently, the Company's capital participation in Mitsubishi Shindoh Co., Ltd. increased to 51.0%, and Mitsubishi Shindoh Co., Ltd. has become a consolidated subsidiary of the Company.

6. Assets and the Trends of Profit and Loss Accounts

(a) The Corporate Group's Assets and the Trends of Profit and Loss Accounts (Consolidated)

		The 79th Period April 2003 – March 2004	The 80th Period April 2004 – March 2005	The 81st Period April 2005 – March 2006	The 82nd Period April 2006 – March 2007
Net sales	(Million yen)	948,237	984,776	1,143,699	1,452,108
Operating profit	(Million yen)	43,422	54,084	68,981	78,758
Ordinary income	(Million yen)	36,124	50,505	80,759	107,188
Net income (Net losses)	(Million yen)	(5,323)	16,374	58,802	71,382
Net income per share (Net losses)	(yen)	(4.77)	14.44	51.73	60.33
Net assets	(Million yen)	183,885	196,901	303,560	481,970
Net asset per share	(yen)	162.57	174.18	265.15	329.35
Total assets	(Million yen)	1,435,114	1,420,824	1,609,445	1,773,899

Note 1: Beginning with the 82nd consolidated fiscal year, the Company adopts "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005) for computing net assets.

Note 2: Beginning with the 82nd consolidated fiscal year, the Company adopts "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9 issued on July 5, 2006).

(b) The Company's Assets and the State of Profit and Loss Account (Non-consolidated)

	The 79th Period April 2003 – March 2004	The 80th Period April 2004 – March 2005	The 81st Period April 2005 – March 2006	The 82nd Period April 2006 – March 2007

Net sales	(Million yen)	487,585	531,246	601,362	755,013
Operating profit	(Million yen)	14,306	21,521	21,432	28,482
Ordinary income	(Million yen)	14,088	20,203	25,960	43,562
Net income	(Million yen)	4,433	6,135	7,355	12,830
Net income per share	(yen)	3.91	5.42	6.39	10.84
Net assets	(Million yen)	219,070	223,675	262,658	308,130
Net asset per share	(yen)	193.43	197.60	229.26	246.74
Total assets	(Million yen)	1,040,394	1,043,306	1,078,576	1,124,059

Note 1: Beginning with the 82nd fiscal year, the Company adopts "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005) for computing net assets.

Note 2: Beginning with the 82nd fiscal year, the Company adopts "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9 issued on July 5, 2006).

7. Issues that the Corporate Group Should Tackle

It is thought that gradual and stable growth of the Japanese economy will continue, since consumer spending is expected to increase based on improved incomes and employment, with the demand for capital expenditure becoming basically more bullish based on further increases in corporate earnings. However, it is feared that the prices of raw materials and oil may continue to rise in addition to a slowdown of exports to the U.S. due to a sluggish U.S. economy and increased domestic interest rates in Japan in the near future.

In this business environment surrounding the Group, it may be expected, on one hand, that the demand for IT and digital-related products will continue to be strong, with continued buoyant sales of automotive-related products. On the other hand, it may not be expected that state of optimism to continue. Production costs are expected to increase due to increased raw material procurement prices, based on changes in the environment of supply and demand, and other raw material strategies of countries producing rare metals. This is due to the fact that the trend of the significant metal prices that affect the prices of products is opaque.

Under these conditions, the Group formulated the New Medium-Term Management Plan (April 2007 - March 2010) "Breakthrough 1000--Aiming to Become a Company with 100 Billion yen in Ordinary Income." Under the New Medium-Term Management Plan, while maintaining the management policies of previous medium-term management plans, the Group's strengths will be further reinforced by realizing "Advancement and Change" throughout the Group's businesses to become a corporate group that can continue to annually record ¥100 billion in earnings, which we achieved during the fiscal year under review, regardless of changes in the external business environment.

The Group's business structure is gradually becoming capable of earning stable income in our four core businesses—Cement, Metals, Advanced Materials & Tools and Electronic Materials & Components. Under the New Medium-Term Management Plan, the business foundation of each of the four core businesses will be further reinforced. Taking advantage of the difference in the business cycle of each business, we will stabilize the overall earnings of the Group by pursuing the so-called four-wheel-drive management. The basic measures of the New Medium-Term Management Plan are as follows:

(a) Expansion and reinforcement of our four core businesses underlying integrated management.

We will strive to further strengthen our business foundation by pursuing a vertical value chain from raw materials to downstream products while focusing on growth points in the four core businesses—Cement, Metals, Advanced Materials & Tools and Electronic Materials & Components—and through value-added "Only One" or "No. 1" businesses and products. To reinforce the value chain, we will promote strategic partnerships with other companies including capital tie-ups, if necessary.

(b) Advancement and change by promoting growth strategies

The Group will continue to concentrate management resources in our three growth fields—"Automotive," "Information and Electronics," and "Recycling." Emphasizing these three fields not only in capital investments but also in R&D, we will continue to improve the Group's overall technologies including, for example, the development of electronic systems.

(c) Reinforcement of the financial structure

Under the New Medium-Term Management Plan, we will promote increasingly aggressive capital investments within operating cash flow. We will improve the equity ratio by such investments and enhance profitability.

(d) Reinforcement of corporate governance

We will improve corporate value by fulfilling our social responsibility. To do so, we will enhance corporate governance by steadily promoting CSR activities and completing the internal control system.

8. Major Business Activities of the Corporate Group (As of March 31, 2007)

The Corporate Group's business activities include the production and sales of cement and cement secondary products; refining, processing and sales of copper, gold and silver; production and sales of cemented carbide tools etc.; production and sales of aluminum beverage cans and rolled and processed aluminum; production and sales of various electronic materials and electronic components; production and sales of fuel assemblies for nuclear reactors and subcontracting in the field of nuclear fuel rod recycling. The major products and services of each business are as follows:

Business Division	Major Products and Services
Cement	Ordinary Portland cement and various other types of cements, solidification material type cement, cement processed products, fine gravel, sand, crushed stones, artificial lightweight aggregate, ready-mixed concrete etc.
Metals	Copper, gold, silver, lead, tin, zinc alloy, sulfuric acid, copper wire rod, copper cakes and billets etc.
Advanced Materials & Tools	Carbide tools, cemented carbide, corrosion-resistant alloy, heat-resistant alloy, special copper alloy, precision casting products, precision forging products, diamond- cutting tools, electric contact, small motors etc.
Aluminum	Bodies and covers for aluminum beverage cans, rolled aluminum products, processed aluminum products etc.
Electronic Materials & Components	Gold wires, sputtering targets, precision silicon products and other electronic materials; heat-conductive insulating substrates; surge absorbers, temperature sensors and other electric components; fluorine chemical products, conductive coatings, magnetic powder and other chemical products; polycrystalline silicon, columnar crystal silicon, silane gas, contact free ID systems etc.
Others	Petroleum, coal, fuel assemblies for nuclear energy power reactors, geo-thermal power generation, subcontracting of operations, design, research and surveying in the area of nuclear fuel recycling, engineering, precious metals products, jewelry, real estate agencies, real estate development, forestry, geological surveys, resource exploration, recycling of home appliances, consulting etc.

9. The Group's Major Plants and Business Offices (As of March 31, 2007)

(a) The Company

Head Office	1-5-1, Otemachi, Chiyoda-ku, Tokyo	
Plants and others	Cement	Aomori Plant, Iwate Plant, Yokoze Plant (Saitama), Higashitani Mine (Fukuoka), Kyushu Plant (Fukuoka)
	Metals	Akita Refinery, Naoshima Smelter & Refinery (Kagawa), Ikuno Plant (Hyogo), Sakai Plant (Osaka)
	Advanced Materials & Tools	Tsukuba Plant (Ibaraki), Gifu Plant, Okegawa Plant (Saitama), Iwaki Plant (Fukushima)
	Electronic Materials & Components [1]	Ceramics Plant (Saitama), Sanda Plant (Hyogo)
	Others	Geothermal & Electric Power Center (Saitama), Energy Project & Technology Center (Saitama)
Branch (office)	Sapporo Branch, Tohoku Branch (Miyagi), Tokyo Branch, Nagoya Branch, Osaka Regional Head Office, Kyushu Branch (Fukuoka)	
R&D Centers [2]	Central Research Centers (Saitama & Ibaraki)	
Offices [3 and 4]	Vancouver (Canada), Santiago (Chile), Shanghai (China), Kuala Lumpur (Malaysia), London (U.K.), Sydney (Australia)	

Note 1: Due to the merger with Mitsubishi Materials Polycrystalline Silicon Corp. on April 1, 2007, its plant was changed to the Company's Yokkaichi plant under the Electronic Materials & Components Division.

Note 2: Central Research Centers were united and renamed Central Research Institute on April 1, 2007, and is now in Ibaraki Prefecture.

Note 3: Sydney Office was established in August 1, 2006.

Note 4: Shared Service Center was reorganized to be under Head Office on March 1, 2007.

(b) Major Subsidiaries

Relevant Business Division	Company Name [1]
Cement	MCC Development Corp. (U.S.), Mitsubishi Cement Corp. (U.S.), Mitsubishi Materials Kenzai Corp. (Tokyo)
Metals	PT. Smelting (Indonesia), Sambo Copper Alloy Co., Ltd. (Osaka), Mitsubishi Shindoh Co., Ltd., (Tokyo), Onahama Smelting & Refining Co., Ltd. (Tokyo), MM Netherlands (Netherlands)
Advanced Materials & Tools	Mitsubishi Materials Tools Co., Ltd. (Tokyo), Japan New Metals Co., Ltd. (Osaka), Mitsubishi Materials Kobe Tools Co., Ltd., (Hyogo)
Aluminum	Mitsubishi Aluminum Co., Ltd. (Tokyo), Universal Can Corp. (Tokyo), Tachibana Metal Manufacturing Co., Ltd. (Osaka)
Electronic Materials & Components [2]	Mitsubishi Polycrystalline Silicon America Corp. (U.S.), Mitsubishi Materials Polycrystalline Silicon Corp. (Mie), JEMCO INC.(Akita)
Others	Ryoko Sangyo Corp. (Tokyo), Mitsubishi Materials Techno Corp., (Tokyo), Mitsubishi Materials Energy Corp. (Tokyo), Mitsubishi Nuclear Fuel Co., Ltd., (Ibaraki), Mitsubishi Materials Real Estate Corp. (Tokyo), Material-Finance Co., Ltd. (Tokyo)

Note 1: Locations within parentheses represent head office locations.

Note 2: The Company acquired Mitsubishi Materials Polycrystalline Silicon Corp. on April 1, 2007.

10. The Status of Employees (As of March 31, 2007)

(a) Status of Employees of the Corporate Group (Consolidated)

Business Division	Number of Employees [1]
Cement	3,568 (increased by 329 employees)
Metals	3,211 (Increased by 836 employees)
Advanced Materials & Tools	4,307 (Increased by 197 employees)
Aluminum	2,768 (Reduced by 44 employees)
Electronic Materials & Components	1,828 (Reduced by 809 employees)
Others	3,397 (Increased by 73 employees)
All Companies (For the whole Group)	552 (Increased by 29 employees) [2]
Total	19,631 (increased by 611 employees)

Note 1: Employee numbers within parentheses denote the change compared to the previous fiscal year end.

Note 2: Employees stated for All Companies are attached to administrative divisions that cannot be demarcated within a specified business division.

(b) The Status of Employees of the Company (Non-consolidated)

Number of Employees	Change Year on Year (persons)	Average Age	Average Years of Employment
3,848	Increased by 104	41.2	19.3

11. The State of Major Subsidiaries and Affiliates (As of March 31, 2007)

(a) The State of Major Subsidiaries

Company Name	Capital	The Company's Ownership (including indirect ownership)	Line of Business
PT Smelting	326 million U.S. dollars [1]	60.5 %	Sales and production of electrolytic copper in Indonesia
MM Netherlands Corp	30 million U.S. dollars [1]	100.0	Investments in Chili domestic copper mine business
Onahama Smelting & Refining Co., Ltd.	6,999 million yen [2]	50.0 [2]	Sales and production of electrolytic copper
Sambo Copper Alloy Co., Ltd.	2,550 million yen	62.4	Sales and processing of copper and copper alloy
Japan New Metals Co., Ltd.	500 million yen	100.0	Sales and production of tungsten, molybdenum and other powders
Mitsubishi Cement Corp.	70 million U.S. dollars [1]	67.0	Sales and production of cement in the south-west area of the U.S.
MCC Development Corp.	64 million U.S. dollars [1]	70.0	Investment in the American domestic ready-mixed concrete business
Mitsubishi Polycrystalline Silicon America Corp.,	328 million U.S. dollars [1]	100.0	Sales and production of polycrystalline silicon for semiconductors in the southern part of the U.S.
Material-Finance Co., Ltd.	30 million yen	100.0	Financing the Company and its affiliates
Mitsubishi Aluminum Co., Ltd.	8,196 million yen	76.0	Sales and production of rolled and processed aluminum products
Mitsubishi Nuclear Fuel Co., Ltd.	3,000 million yen	66.0	Sales and production of nuclear fuel
Mitsubishi Shindoh Co., Ltd.	8,713 million yen [3]	51.0 [3]	Sales and processing of copper and copper alloy
Mitsubishi Materials Energy Corp.	490 million yen	100.0	Sales of oil, coal and other fossil fuels
Mitsubishi Materials Kenzai Corp.	2,950 million yen	78.0	Sales and production of cement processed products
Mitsubishi Materials Tools Co., Ltd.	100 million yen	100.0	Sales of carbide tools
Mitsubishi Materials Techno Corp.	1,042 million yen	100.0	Sales and production of industrial machinery, facility construction and civil engineering
Mitsubishi Material Real Estate Corp.	4,500 million yen	100.0	Sales of real estate and leasing business
Universal Can Corp.	8,000 million yen	80.0	Sales and production of aluminum beverage cans

Ryoko Sangyo Co., Ltd.	393 million yen	67.8	Sales of Company products and non-ferrous metallic products

Note 1: Denotes paid-up capital.

Note 2: Onahama Smelting & Refining Co., Ltd. increased capital from 6,000 million yen to 6,999 million yen through the allocation of new shares to a third party undertaken by the Company and others in July 2006. As a result, the Company's capital participation increased from 49.29% to 50.03%.

Note 3: Through the takeover bid for stocks of Mitsubishi Shindoh Co., Ltd. in July 2006, the Company's capital participation increased from 34.4% to 51.0%. As a result, Mitsubishi Shindoh Co., Ltd. became a subsidiary of the Company in September 2006.

(b) State of Major Affiliates

Company Name	Capital	The Company's Ownership (including indirect ownership)	Line of Business
Ube-Mitsubishi Cement Corporation	8,000 million yen	% 50.0	Sales of cement and cement related products
Kobelco & Materials Copper Tube Ltd.	6,000 million yen	45.0	Production and sales of copper tubes and fabricated copper tubes
SUMCO Corporation	114,107 million yen 1)	28.2	Production and sales of silicon wafers for semiconductors
P.S. Mitsubishi Construction Co., Ltd.	4,218 million yen	41.3	Pre-stressed concrete works, civil engineering and sales of concrete products
Mitsubishi Cable Industries, Ltd.	19,278 million yen 2)	36.7 Note 2	Production and sales of optical and electronic components and power and communication cables
Plansee Mitsubishi Materials Global Sinter Holding S.A	5 million Euro 3)	50.0	Investments in powder metallurgy products business in Japan, Europe and North America

Note 1: SUMCO Corporation increased its capital from 82,173 million yen to 114,107 million yen through share offering and issuance of new shares in November 2006. As a result, the Company's capital participation decreased from 30.0% to 28.2%.

Note 2: Mitsubishi Cable Industries Co., Ltd. increased its capital from 17,278 million yen to 19,278 million yen through the allocation of new shares to a third party undertaken by the Company in July 2006. As a result, the Company's capital participation increased from 29.2% to 36.5%.

Note 3: Denotes paid-up capital.

12. The Corporate Group's Major Lenders (As of March 31, 2007)

Major Lenders	Borrowed Amount (Million Yen)	Company Shares held by the Lender	
		Held Shares (Thousand)	Capital Participation Ratio (%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	117,197	36,134	2.9
Mitsubishi UFJ Trust and Banking Corporation	77,541	15,555	1.2
Mizuho Corporate Bank, Ltd.	45,567	3,000	0.2
The Norinchukin Bank	23,978	5,001	0.4
Japan Bank for International Cooperation	20,291	-	-

Note: The capital participation ratio is calculated after deducting the treasure stock (3,263,045 shares)

[Translation]

Article 48. Articles Concerning Stocks (As of March 31, 2007)

1. The total number of authorized shares: 2,683,162,000 (no change compared to the previous fiscal year).

2. The total number of issued shares: 1,252,092,486 (an increase of 104,174,565 compared to the previous fiscal year).

Note 1: The total number of share issued increased 51,321,724 upon the exercise of new share subscription rights of the Euro-Yen based convertible bonds due 2007.

Note 2: The total number of share issued increased 52,852,841 upon the exercise of new share subscription rights of the Euro-Yen based convertible bonds due 2009.

3. Number of shareholders: 161,848 (an increase of 986 compared to the previous fiscal year). Number of shareholders with voting rights: 130,410 (an increase of 1,902 compared to the previous fiscal year).

4. Major Shareholders

Shareholders	Investment in the Company	
	Number of shares held (Thousand)	Percentage of shareholding (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	78,983	6.3
Japan Trustee Service Bank, Ltd. (Trust account)	74,606	6.0
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,134	2.9
Meiji Yasuda Life Insurance Co.	29,047	2.3
Japan Trustee Services Bank, Ltd. (Trust account 4)	28,480	2.3
Mitsubishi UFJ Trust and Banking Corporation	15,555	1.2
Kaihatsu Industry Co.	14,296	1.1
Nippon Life Insurance Co.	12,888	1.0
Mitsubishi Heavy Industries, Ltd.	12,328	1.0
Mitsubishi Estate Co., Ltd.	11,640	0.9

Note: Percentage of shareholding is calculated after deducting the treasury stock (3,263,045 shares)

Article 49. Articles Concerning the Company's Executives

1. Directors and Corporate Auditors (As of March 31. 2007)

Title	Name	Position and Responsibilities	Representation of other companies
Representative Director President	Akihiko Ide	responsible for: General Operations of the Company	
Representative Director Executive Vice President	Tsuneo Katsuki	Assistant to the President CCO (Chief CSR Officer) responsible for: Business Structure Reform; CSR; Recourse & Environmental Business; Overseas Business; Civil Engineering and Construction Business	
Representative Director Executive Vice President	Haruhiko Asao	Assistant to the President CTO (Chief Technology Officer) responsible for: Corporate Production Engineering; Corporate Technology & Development; Rolled Copper Business; Energy Business; *Shimokita*-Waste Disposal Business	
Representative Director Executive Vice President	Hiroshi Yao	Assistant to the President responsible for: Aluminum Business; Aluminum Cans Business	President, Universal Can Corporation
Representative Director Managing Director	Hiroo Kiyokawa	Assistant to the President CIO (Chief Intelligent System Officer) responsible for: Personnel Affairs; Information System; Shared Services; Affiliated Corporations Div.	Senior Managing Director, Ryou-Kuu Resort Development Co., Ltd.
Representative Director Managing Director	Hisayoshi Honma	Assistant to the President CPO (*Chief Procurement Officer*) responsible for: Corporate Marketing; Procurement & Logistics; Electronic Materials & Components Business; Powder Metallurgy Products Business	
Representative Director Managing Director	Yoichi Taguchi	Assistant to the President CGO (Chief Green Officer) responsible for: Car Electronics System Business; Corporate Strategy; Legal & General Affaires; Corporate Communications & IR; Environment Management	
Representative Director Managing Director	Hiroshi Kanemoto	Assistant to the President CFO (Chief Financial Officer) responsible for: Internal Audit; Finance & Accounting; Improvement of Costs of the Head Office	President, Materials Finance Co., Ltd.
Director Executive Adviser	Akira Nishikawa		
Director	Yukio Okamoto		Representative Director,

Title	Name	Position and Responsibilities	Representation of other companies
			Okamoto Associates Inc. Managing Director, Pacifica Neo Ventures, LLC
Corporate Auditor (Standing)	Yoshimitsu Moriya		
Corporate Auditor (Standing)	Yoshio Fujiwara		
Corporate Auditor (Standing)	Nobuaki Naito		
Corporate Auditor	Akio Utsumi		Chairman, Mitsubishi UFJ Trust and Banking Corporation

Note 1: Mr. Yukio Okamoto is an Outside Director as stipulated in Article 2, Clause 15 of the Corporation Law.

Note 2: Mr. Yoshimitsu Moriya and Mr. Akio Utsumi are Outside Corporate Auditors as stipulated in Article 2, Clause 16 of the Corporation Law.

Note 3: Mr. Yoshimitsu Moriya is experienced as a manager in the banking sector and is very knowledgeable in finance and accounting.

Note 4: Mr. Nobuaki Naito is an ex-Director responsible for the Company's finance and accounting and is very knowledgeable in finance and accounting.

Note 5: Mr. Akio Utsumi is experienced as a manager in the banking sector and is very knowledgeable in finance and accounting.

Note 6: In addition to the above-mentioned, Directors and Corporate Auditors who hold concurrent offices in other companies are as follows;

Name	Name of the Company of Concurrent Office	Nature of the Concurrent Position
Tsuneo Katsuki	P.S. Mitsubishi Construction Co., Ltd.	Director
Haruhiko Asao	Mitsubishi Shindoh Co., Ltd.	Corporate Auditor
Hiroo Kiyokawa	CO-OP Chemical Co., Ltd.	Director
Yoichi Taguchi	SUMCO Corporation	Director
Akira Nishikawa	Sakai Chemical Industry Co., Ltd.	Director
Yukio Okamoto	Asahi Breweries, Ltd. Mitsubishi Motors Corporation	Director Corporate Auditor

Note 7: The Directors and Corporate Auditors who have resigned during the 82nd fiscal year are as follows. (Date of Resignation: June 29, 2006)

Representative Director and Executive Vice President, Mr. Koichi Kitamura

[Translation]

Corporate Auditor (Standing), Mr. Kuniyasu Sakakibara

Corporate Auditor, Mr. Toyoshi Nakano

(Reference) The following Executive Officers have assumed office as of April 1, 2007.

Title	Name	Position and Responsibilities
Senior Executive Officer	Michio Fujita	President, Cement Company
Senior Executive Officer	Fumio Shimada	President, Advanced Materials & Tools Company
Senior Executive Officer	Toshinori Kato	President, Metals Company
Senior Executive Officer	Makoto Miki	General Manager, Personnel Div., and responsible for the Precious Metal Business
Senior Executive Officer	Hironori Yoshimura	Assistant to the Director responsible for Corporate Technology & Development Vice President, Advanced Materials & Tools Company
Senior Executive Officer	Mayuki Hashimoto	President, Electronic Materials & Components Company
Senior Executive Officer	Yukio Ono	General Manager, Energy Business Div.
Executive Officer	Toshio Hiratsuka	General Manager, Procurement & Logistics Div.
Executive Officer	Yoshio Akiyama	General Manager, Resources & Environmental Business Div.
Executive Officer	Motohiko Masunaga	General Manager, Kyushu Plant
Executive Officer	Tadatoshi Teruyama	Vice President, Cement Company Managing Director, Ube-Mitsubishi Cement Corporation
Executive Officer	Shuichi Daigo	General Manager, Osaka Regional Head Office
Executive Officer	Yutaka Koshiba	Vice President, Metals Company
Executive Officer	Kimball McCloud	President, Mitsubishi Cement Corp. President, MCC Development Corp.
Executive Officer	Yukimasa Endo	General Manager, Aomori Plant
Executive Officer	Masanori Hirayama	General Manager, Overseas Dept., Cement Company
Executive Officer	Noboru Yonezawa	Vice President, Advanced Materials & Tools Company
Executive Officer	Takeshi Itaba	General Manager, Gifu Plant
Executive Officer	Naoki Uchiyama	Vice President, Electronic Materials & Components Company
Executive Officer	Hideaki Yoshida	General Manager, Corporate Technology & Development Div.
Executive Officer	Yoshiaki Inaba	General Manager, Corporate Production Engineering Div.
Executive Officer	Masayuki Minagawa	General Manager, Information Systems Div.
Executive Officer	Akira Takeuchi	General Manager, Legal & General Affairs Div.

2. Directors and Corporate Auditors' Remunerations

The amount of remuneration paid to Directors and Corporate Auditors in the 82nd fiscal year is as follows:

Position	Number of Directors/Corporate Auditors	Remuneration
Directors (of which Outside Directors)	10 Directors (1 Outside Director)	547 million yen (22 million yen)
Corporate Auditors (of which Outside Corporate Auditors)	4 Corporate Auditors (2 Outside Corporate Auditors)	122 million yen (57 million yen)

Note 1: "Remuneration" is the total amount of remuneration paid to officers holding office from June 30, 2006, bonuses to be paid in the following fiscal year (except for Outside Directors and Corporate Auditors) and transfer to the reserve for retirement allowances for officers.

Note 2: The remuneration of Directors should be less than 35 million yen per month, excluding the monthly salary paid for service as employees, according to a resolution of the 80th Ordinary General Meeting of Shareholders held on June 29, 2005.

Note 3: The remuneration of Corporate Auditors should be less than 12 million yen per month, according to a resolution of the 65th Ordinary General Meeting of Shareholders held on June 28, 1990.

Note 4: The bonuses of Directors except Outside Directors should be less than 170 million yen per year, according to a resolution of the 81st Ordinary General Meeting of Shareholders held on June 29, 2006. The actual amount is computed by taking into consideration the consolidated net income and consolidated ordinary income of the concerned fiscal year.

Note 5: Based on the resolution of the Meeting of the Board of Directors held on May 10, 2007, the Company will abolish the retirement allowance system for Directors and Corporate Auditors upon the closing of the 82nd Ordinary General Meeting of Shareholders held on June 28, 2007. Subject to approval of the proposal "Granting of retirement allowances to the retiring Director and Corporate Auditor and payment of accrued benefits following the abolition of the retirement allowance system" at said Meeting, the Company plans to pay the total amount of 482 million yen to ten Directors (including 15 million yen to one Outside Director), and the total amount of 120 million yen to four Corporate Auditors (including 65 million yen to two Outside Corporate Auditors) at the time of their retirement.

3. The State of Concurrent Offices Held by Outside Directors (As of March 31, 2007)

Status Classification	Name	Nature of Concurrent Office and Place of Work
Outside Director	Yukio Okamoto [1]	Representative Director, Okamoto Associates Inc. Managing Director, Pacifica Neo Ventures Corp. Outside Corporate Director, Asahi Breweries Ltd., Outside Corporate Auditor, Mitsubishi Motors Corp.
Outside Corporate Auditor	Yoshimitsu Moriya	Outside Corporate Auditor, Universal Can Corp.
Outside Corporate Auditor	Akio Utsumi [2]	Chairman of board of directors (Representative Director), Mitsubishi UFJ Trust and Banking Corporation

Note 1: Mr. Yukio Okamoto, Outside Director, holds a concurrent office as a representative director of Okamoto Associates Inc. However, this company does not conduct any significant business with the Company. He also holds concurrent office as a managing director at Pacifica Neo Ventures Corp. and the Company is investing in the Pacifica Fund One LP managed by the same company.

Note 2: Mr. Akio Utsumi, Outside Corporate Auditor, holds a concurrent office as the Chairman of the board of directors (Representative Director) at the Mitsubishi UFJ Trust and Banking Corporation. The Company is borrowing from said bank, which is a major shareholder of the Company.

4. Major Activities of Outside Directors and Corporate Auditors (As of March 31, 2007)

Status Classification	Name	Major Activities
Outside Director	Yukio Okamoto	Mr. Okamoto participated in 14 out of the 15 Meetings of Board of Directors during the 82nd fiscal year. Mr. Okamoto provides well-informed opinions concerning general management as a Director, and when necessary provides well-informed opinions on international affairs as an informed specialist on international matters.
Outside Corporate Auditor	Yoshimitsu Moriya	Mr. Moriya participated in all 15 Meetings of the Board of Directors and all 10 meetings of the Board of Corporate Auditors during the 82nd fiscal year. Mr. Moriya provides good judgment on all matters concerning general management as a Corporate Auditor, based on his abundant experience as a manager of financial business.
Outside Corporate Auditor	Akio Utsumi	Mr. Utsumi participated in 11 out of the 12 Meetings of the Board of Directors and all 8 Meetings of Board of Corporate Auditors during the 82nd fiscal year, since he assumed office in June 29, 2006. Mr. Utsumi provides good judgment on all matters of general management as a Corporate Auditor based on his abundant experience as a manager of financial business.

Note: Regarding the sale of OAP Residence Tower within the Osaka Amenity Park, the Company received an order to stop its real estate business for two weeks from Tokyo Metropolis in June 12, 2006 in accordance with the Buildings Lots and Building Transaction Business Law. However, none of the Outside Directors and Outside Corporate Auditors was involved with the sales of the estate.

Board Members are making efforts to prevent this kind of circumstance from happening from the viewpoint of improving the Group corporate governance.

5. Outline of the Limited Liability Agreement

To promote invitation of good talents to the Board of Directors or Corporate Auditors, the Company's Articles of Incorporation provide that the Company may close limited liability agreements with Outside Directors and Outside Corporate Auditors, pursuant to Article 427, Paragraph 1 of the Corporation Law. According to these provisions, the Company holds such agreement with one Outside Director and two Outside Corporate Auditors. The outline of the agreement is as follows:

(a) Limited Liability Agreement with Outside Directors

Concerning the liability provided for in Article 423, Clause 1 of the Corporation Law, Outside Director shall bear the liability for damages up to the amount as stipulated in Article 425, Clause 1 of the Corporation Law, as long as the Outside Director performed its duties in good faith and without gross negligence. The Outside Director is indemnified for any excess amount.

(b) Limited Liability Agreement with Outside Corporate Auditors

Concerning the liability provided for in Article 423, Clause 1 of the Corporation Law, Outside Corporate Auditor shall bear the liability for damages up to the amount as stipulated in Article 425, Clause 1 of the Corporation Law, as long as the Outside Corporate Auditor performed its duties in good faith and without gross negligence. The Outside Corporate Auditor is indemnified for any excess amount.

Article 50. Articles Concerning the Accounting Auditor

1. Name of the Accounting Auditor: KMPG AZSA & Co.

2. Remuneration

The remuneration of the Accounting Auditor for the 82nd consolidated fiscal year is as follows:

Content of the Remuneration	Amount
(a) Remuneration that the Company should pay for the service as Accounting Auditor	75 million yen
(b) Money and total amount of earning on assets and others that the Company and its subsidiaries should pay, including the above (a)	346 million yen

Note 1: The Company's auditing agreement with the Accounting Auditor does not subdivide the amount of remuneration into that attributable to the Securities and Exchange Law and that attributable to the Corporation Law. In reality, it is impossible to subdivide the two. Therefore the amount in (a) includes auditing remuneration based on the Securities and Exchange Law.

Note 2: Among the major subsidiaries of the Company, PT Smelting of Indonesia, Mitsubishi Cement Corp., MCC Development Corp., Mitsubishi Polycrystalline Silicon America Corp., Mitsubishi Nuclear Fuel Co., Ltd., use the services of auditing corporations (including auditors who have the appropriate auditing qualifications abroad) other than KMPG AZSA & Co. for auditing of their accounting documents as provided for in the Corporation Law, the Securities and Exchange Law and their equivalent laws in the relevant countries.

3. Content of Non-Auditing Duties

The Company subcontracts to the Accounting Auditor duties (non-auditing duties) that are other than the duties of Clause 1, Article 2, of the Certified Accounting Law, including "Advice concerning internal control assessment relevant to financial reporting".

4. Policy on Non-reappointment or Dismissal of the Accounting Auditor

In addition to dismissal of Accounting Auditor by a resolution of the Board of Corporate Auditors as stipulated in Article 340 of the Corporation Law, the Company may propose not to reappoint or to dismiss the Accounting Auditor to the General Meeting of Shareholders upon the consent or request of the Board of Corporate Auditors, if it is regarded as difficult for the Accounting Auditor to execute its duties in an appropriate manner.

Article 51. Systems to Ensure Execution of Duties by Directors in Conformity with Laws and the Articles of Incorporation and Other Systems to Secure Appropriate Business Operations

The Company's policy is as follows:

1. Systems to Ensure Execution of Duties by Directors and Employees in Conformity with Laws and the Articles of Incorporation

   (a) The Company shall determine the code of the conduct and internal regulations that should be observed by the directors and employees and establish corporate ethics and a compliance system.

(b) The Company shall determine execution of duties through the Board of Directors, Corporate Strategy Committee and other committees in accordance with laws, the Articles of Incorporation, and internal regulations and policies. In addition, the legal department and the relative department shall carry out the preliminary review of certain relevant articles.

(c) The Company shall determine the general policies and plans, etc., concerning compliance at the Meetings of the Board of Directors. In addition, the Company shall appoint the director who is in charge of compliance and establish a division responsible for compliance and a committee for CSR (Company Social Responsibilities) to promote cross-divisional compliance activities (including internal education) for the whole Company.

(d) The Company shall establish an information liaison desk to deal with particulars related to problems that may arise over compliance.

(e) The Company shall enforce periodical auditing concerning the state of compliance in each division based on internal auditing by the division in charge.

2. Systems for Preservation and Management of Information Related to the Execution of Duties of Directors

The Company shall properly preserve and manage the minutes of the meetings of the Board of Directors and the Corporate Strategy Committee and other significant information, in accordance with applicable laws, the Articles of Incorporation, internal regulations and policies.

3. Regulations and Other Systems Concerning the Risk Management

(a) The Company shall enforce strict management of significant matters through the Board of Directors, Corporate Strategy Committee, and other decision-making bodies, in accordance with applicable laws, the Articles of Incorporation, internal regulations and policies. In addition, the Company shall carry out preliminary review of significant matters by legal and other related department according to internal regulations and policies in order to identify risks and prevent risk elicitation.

(b) The Company shall determine the regulations, policies, and plans related to risk management in general at the Meetings of the Board of Directors. In addition, the Company shall appoint the Director in charge of risk management and establish a committee for CSR and a division responsible for risk management to promote cross-sectional risk management activities for the whole company.

(c) The Company shall establish and properly manage internal regulations and policies for individual risks, including information leakage risk, credit transaction risk and financial transaction risk.

(d) The Company shall enforce suitable management based on the legislation and ordinances concerning work-related accidents.

(e) The Company shall build a communication system with the aim of preventing damage from accidents on a massive scale, natural disasters or terrorism, and establish an organization to respond to such events.

(f) The Company shall enforce periodical auditing concerning the state of risk management in each division by the division in charge of internal audit.

4. Systems to Ensure Efficient Execution of Duties by Directors

(a) The Company shall determine rationally the areas of responsibility of each of the Directors and let the Executive Officers assist the Directors in their execution of duties in accordance with the

executive officers system. In addition, the Company shall determine the areas of responsibility and authority of each division and body in accordance with the internal regulations and policies.

(b) The Board of Directors shall determine the management plan and allocate suitable management resources and authority among the various divisions to achieve the plan. In addition, the Directors shall verify the progress of the plan at each division as the occasion demands and take appropriate measures when necessary.

(c) The Company shall enforce periodic inspection concerning the efficiency of the execution of duties of each division by the division in charge of internal audit.

5. Systems to Ensure Appropriate Operations of the Corporate Group Consisting of the Company and its Parent Company and Subsidiaries

(a) The Company shall aim at establishing corporate ethics, and build a compliance system and risk management system (including an internal education system) by letting each subsidiary enact regulations and policies identical to the Company's code of conduct and regulations for compliance and risk management.

(b) The Company shall provide a contact for each subsidiary so that the contacts discuss and exchange information with the subsidiaries over certain significant matters to improve the efficiency and soundness of management for the subsidiaries and the whole Group.

(c) The Company shall exchange necessary information with the subsidiaries listed on the Stock Exchange to ensure the efficiency of consolidated management of the Group. The Company shall also enhance the internal control systems of these subsidiaries, while respecting their autonomy and independence.

(d) In addition to the 1, 2 and 3 above, the Company shall enforce periodic inspection concerning the efficiency of management, risk management and compliance of each subsidiary by the division in charge of internal audit of the Company.

6. Particulars Concerning Employees Assigned to Assist Corporate Auditors and Such Employees' Independence from Directors

The Company shall establish a division to support the operations of the Corporate Auditors and place full-time employees. In addition, the Company shall obtain the consent of the Board of Corporate Auditors concerning transfer of each of the employees and consult with the Board of Corporate Auditors concerning assessment and evaluation of them.

7. Systems for Directors' and Employees' Reporting to Corporate Auditors

In the event that they find a fact that might cause considerable damage to the Company in the course of carrying out their duties or a fact that is regarded to have a significant impact on the Company, the Directors and employees shall swiftly report that to the Corporate Auditors or the Board of Corporate Auditors in an appropriate manner as stipulated in applicable laws and internal regulations of the Company, The same shall apply when Corporate Auditors request them to report on the operations they conduct.

8. Other Systems to Ensure Efficient Auditing by Corporate Auditors

(a) Corporate Auditors and representative Directors shall exchange their opinions periodically and at any time when deemed necessary.

(b) Corporate Auditors shall be provided with the opportunity to attend the meetings of the Board of Directors and other significant meetings of the Company.

[Translation]

[Translation]

Article 52. Fundamental Policy Concerning the Control of the Company

1. Content of the Fundamental Policy

As a general rule, the Company believes that the shareholders of the Company should be decided through free market transactions in Company stocks, since the Company is listed on the Stock Exchange. The Board of Directors would not categorically deny an acquisition of shares, even in the case of a large acquisition, if the party carrying out such acquisition is properly aware of the Company's business operations taking into account its value to the society and contributes to ensure and enhance the Company's corporate value and the common interests of the shareholders. As a matter of course, the Company believes that the decision to accept or decline a proposal for a Large-Scale Acquisition of shares should be ultimately left to the individual shareholders of the Company.

However, there are several Large-Scale Acquisitions that do not contribute to the corporate value of a target company or the common interests of the shareholders, including (i) those that obviously harm the corporate value and the common interests of the shareholders, (ii) those that essentially force shareholders to sell their shares, (iii) those that do not provide adequate time and information for the target company's board of directors to submit an alternative proposal, and (iv) those that require the target company to negotiate with the Acquirer to procure more advantageous terms for the shareholders than those presented by the Acquirer. In addition, unless the party carrying out a Large-Scale Acquisition of the Company's shares is properly aware of the Company's management environment, understands the sources of its corporate value and the common interests of the shareholders, and aims to ensure and enhance these factors in the medium to long term, the Company's corporate value and the common interests of the shareholders will be harmed.

As described above, the Company believes that parties carrying out Large-Scale Acquisition that may harm the Company's corporate values and the common interests of the shareholders are not suitable as the party controlling decisions on the Company's finance and operating policies. According to the above assessment, the Board of Directors shall secure the necessary time and information for the shareholders to assess whether the acquisition is appropriate in the event of Large-Scale Acquisition of the share of the company to deter acquisitions that conflict with the Company's corporate values and common interests of the shareholders. This will allow the management to negotiate with potential Acquirers on behalf of the shareholders.

2. Activities for Realization of the Fundamental Policy and Activities to Prevent Inappropriate Control

The Company has been developing its various businesses by utilizing technologies accumulated through the Company's original metal and coal mining business to form an integrated-business company conducting four core businesses, namely cement, copper, tools, and electronic materials, as well as the energy, precious metals, aluminum and environment and recycling businesses. The Company has a fundamental corporate philosophy of contribution to society through its various business activities, and has made consistent efforts to create an affluent society through the supply of basic materials indispensable to people's lives as a comprehensive basic materials maker, as well as seeking to reduce environmental impact and establish a resource-recycling social system. In addition, the Company is determined to continue endeavoring to ensure and enhance its corporate value and the common interests of the shareholders not only through developing its business activities, but also by gaining additional trust from its stakeholders such as shareholders, employees, customers, local communities, suppliers and many other related parties, while maintaining a harmonious coexistence with society.

In this environment, the Company is realizing the advantage of integrated-business management to attain the stabilization of financial structures and is endeavoring to establish the growth base to achieve victory in its principal occupation. From April 2007, in conformity with the above mentioned "(7) Issues that the Corporate Group should Tackle" under "1- Particulars Concerning the State of the Group", the Company shall grapple with the implementation of the various policies under the New Medium-Term Management Plan "Break-through 1000 -- Aiming to Become a Company with 100 Billion yen in Ordinary Income" for three fiscal years for a period from fiscal 2007 to fiscal 2009.

The Company, in conformity with the corporate credo and the various policies, continues to pursue the maximization of the Company's corporate value and the common interests of the shareholders. However, as we have already mentioned above, it may not be possible to ignore the potential of Large-Scale Acquisitions by third

parties that may harm the corporate values and the common interests of the shareholders. Therefore, the Board of Directors has introduced a resolution (Introduction of Countermeasures to Large-Scale Acquisition of the Company's Shares, (Takeover Defense Measures), hereinafter called "The Plan") at the Meeting of the Board of Directors held on the April 27, 2007, which was published as a framework to prevent inappropriate management. However, with respect to the introduction of the Plan, in the event that it is not approved by shareholders at the 82nd Ordinary General Meeting of Shareholders of the Company to be held in June 28, 2007, we shall rescind it immediately.

The Outline of the Plan is as follows:

(a) Fundamental Policy of the Plan

For the purpose of ensuring and enhancing the corporate value of the Company and the common interests of the shareholders, the Company sets out its takeover defense measures to implement specific measures to be complied with by a party carrying out or who plans to carry out Large-Scale Acquisition of the Company shares and warn them in advance that the Company may implement countermeasures, and certain circumstances, will make protective measures against the acquisition.

(b) Plan Details

(i) Targeted Large-Scale Acquisitions

The Plan will apply in cases where there is an acquisition of share certificates, or the like of the Company that falls under a. or b. below or any similar action (excluding where the Board of Directors approves in advance; such act is referred to as a "Large-Scale Acquisition"). Any party carrying out or proposing a Large-Scale Acquisition (the "Acquirer") must comply with procedures predetermined in the Plan.

(1) An acquisition that would result in the holding ratio of share certificates, etc., of a holder amounting to 20% or more of the share certificates, etc. issued by the Company

(2) A tender offer that would result in the ownership ratio of share certificates, etc., of the share certificate relating to the tender offer, and the owning ratio of share certificates, etc. of a person having a special relationship totaling at least 20% of the share certificates, etc. issued by the Company.

(ii) Prior Submission of Letter of Intent to the Company

Unless otherwise determined by the Board of Directors, before effecting the Large-Scale Acquisition, the Company will require any Acquirer conducting a Large-Scale Acquisition to submit to the Board of Directors a written undertaking in the form prescribed by the Company that the Acquirer will, upon the Large-Scale Acquisition, comply with the procedures set out in the Plan ("Letter of Intent").

(iii) Provision of Information

When the Acquirer submits the Letter of Intent, the Company will require the Acquirer to submit to the Company information necessary and appropriate for the Company's shareholders to consider the Large-Scale Acquisition ("Essential Information") in accordance with the following procedures.

The outline of Essential Information is as follows;

(1) Details of the Acquirer and its group

(2) The purpose of the Large-Scale Acquisition

(3) The basis for the calculation of the value of the Large-Scale Acquisition

(4) Financial support for the Large-Scale Acquisition

(5) Existence of communication (expression of intent) with any third party upon the Large-Scale Acquisition

(6) Lease agreements, etc, concerning the share certificates, etc. of the Company already held by the Acquirer

(7) Scheduled agreement between a third parties for the mortgage agreements etc. or any other agreements concerning the share certificates, etc. of the Company that the Acquirer intends to acquire upon Large-Scale Acquisition.

(8) Post-acquisition management policy, etc., for the Company and the Company group

(9) Post-acquisition policies dealing with the Company's employees and other stakeholders in the Company

(10) Specific measures to avoid any conflict of interests with other shareholders in the Company

(iv) Insuring the assessment period

After receiving the provided information concerning Large-Scale Acquisition, the Board of Directors will establish a period of either a. or b. below for evaluation, review, negotiation, opinion forming and alternative plan preparation by the Board of Directors.

(1) 60 days, in case of a tender offer of all the shares of the Company where the consideration is paid in cash (yen) only.

(2) 90 days in any other Large-Scale Acquisition

(v) Recommendations from the Independent Committee

Concerning the triggering of the countermeasures, the Company will receive the recommendation from the Independent Committee composed of members independent from the management of the Company to prevent arbitrary assessment by the Board of Directors of the Company.

(vi) Event of the triggering countermeasures

The Board of Directors will receive the implementation recommendations from the Independent Committees for the reason that the Acquirer did not comply with the procedures stipulated in the Plan or other reasons. Then the Board of Directors may reach a decision on the triggering countermeasures with utmost respect to the Independent Committee's recommendation.

The Company will, in principle, implement gratis allotment of stock acquisition rights for the countermeasures.

3. The Framework of the Above (2), along with the Fundamental Policy of the above (1), Does Not Harm the Common Interests of the Shareholders or Aim to Maintain the Status of Company's Officers

The Board of Directors has concluded, for the reasons mentioned below, that the framework mentioned in (2) above is in line with the fundamental policy of (1) above, and does not harm the common interests of the shareholders or aim to maintain the status of the officers of the Company.

(a) Fully satisfying the requirements of the Guidelines for Takeover Defense Measures

The Plan fully satisfies the three principles set out in the Guidelines Regarding Takeover Defense Measures for the Purposes of Ensuring and Enhancing Corporate Value and Shareholders' Common Interests released by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005, namely, the principle of ensuring and enhancing corporate value and shareholders' common interests, the principle of prior disclosure and shareholders' intent, and the principle of ensuring necessity and appropriateness.

(b) Introduction for the purpose of ensuring and enhancing the corporate value of the Company and the common interests of the shareholders

As described in section (2) above, the Plan is being introduced to ensure and enhance the corporate value of the Company and the common interests of the shareholders. This includes allowing shareholders to decide whether or not to accept a proposal for a Large-Scale Acquisition, securing for the Board of Directors the information and time necessary to submit an alternative proposal, and to negotiate with the Acquirer in the interests of the shareholders in the event of a Large-Scale Acquisition of the Company's shares.

(c) Respect of the intent of shareholders

The Plan has been introduced by the resolution of the Meeting of the Board of Directors held on April 27, 2007. However, the introduction of the Plan will be submitted to the 82nd Ordinary General Meeting of Shareholders to be held on June 28, 2007 in order to confirm the shareholders' intent. If the Meeting of Shareholders above disapproves the introduction of the Plan, the Board of Directors will abolish the Plan immediately.

The Plan will be effective until the closing of the 85th Ordinary General Meeting of shareholders of the Company to be held in June 2010. Even before the expiration of the effective period, if (i) a general meeting of shareholders of the Company passes a resolution to abolish the Plan, or (ii) the Board of Directors passes a resolution to abolish the Plan, the Plan shall be abolished immediately. In addition, as the term of office of the Company's Directors is one year, the shareholders' intent may be reflected through the election of the Company's Directors. Accordingly, the introduction and abolition of the Plan fully reflects the shareholders' intent.

(d) Emphasis on the decisions of highly independent outside parties and information disclosure

In introducing the Plan, the Company will establish the Independent Committee as an organization that will make objective resolutions and recommendations to the Board of Directors on the operation of the Plan, including triggering the countermeasures, in order to eliminate arbitrary decisions by the Board of Directors.

The Independent Committee is composed of three or more members elected from (i) Outside Directors of the Company, (ii) Outside Corporate Auditors of the Company, or (iii) outside experts (including experienced corporate managers, former bureaucrats, attorneys-at-law, certified public accountants, and academic experts) and is independent from the management of the Company.

The Company will disclose the outline of decisions by the Independent Committee to shareholders as necessary and ensure a structure of operation of the Plan in order to contribute to the corporate value of the Company and the common interests of the shareholders.

(e) Establishment of reasonable, objective requirements for triggering

The Plan is established so that it will not be triggered unless reasonable and objective requirements have been satisfied, and ensures a structure to eliminate arbitrary triggering by the Board of Directors.

(f) No dead-hand takeover defense measures

The Plan is designed in a way that it may be abolished at any time by the Board of Directors composed of Directors elected at the Company's general meeting of shareholders. Therefore, the Plan is not a dead-hand takeover defense measure (takeover defense measures in which even if a majority of the members of the Board of Directors is replaced, the implementation of the measures cannot be stopped).

--- End ---

We have omitted the last fraction of the amounts and the number of shares mentioned above in this Business Report. In addition, we have rounded off the ratios to the last decimal place.

[Translation]

Balance Sheet

(As of March 31, 2007)

(millions of yen)

Item	Amount	Item	Amount
[ASSETS]		[LIABILITIES]	
Current Assets	**344,287**	**Current Liabilities**	**492,932**
Cash and cash equivalents	18,026	Trade Notes payable	1,499
Trade Notes receivable	4,608	Accounts payable	61,008
Accounts receivable	109,480	Short-term bank loans	187,841
Merchandise	765	Commercial Paper	28,000
Products	17,024	Current portion of bonds	10,000
Semi-products and work-in-process	41,533	Other payables	1,888
Raw materials	25,432	Accrued expenses	32,739
Progress payment	2,655	Accrued income taxes	1,890
Supplies	6,107	Advance received	3,653
Advance payment	4,856	Progress payments received and receivables	330
Prepaid expenses	824	Unearned income	90
Short-term loans receivables	2,463	Accrues bonuses	5,903
Other receivables	16,182	Employee deposits	9,339
Gold bullion loaned	48,253	Facilities related notes payable	819
Deferred income taxes	3,823	Other facilities related payables	8,271
Other	45,430	Gold payable	129,404
Allowance for doubtful accounts	(3,181)	Other current liabilities	10,249
Fixed Assets	**779,772**	**Long-term liabilities**	**322,997**
Property, Plant and Equipment	**308,053**	Bonds	80,000
Buildings	68,592	Long-term loans	162,177
Structures	20,997	Deferred income taxes	2,390
Machinery and equipment	58,669	Deferred income taxes on revaluation reserve for	29,815
Vessels	2	land	22,215
Vehicles and delivery equipment	80	Severance and pension benefits	567
Tools, furniture and fixtures	2,382	Severance and pension allowances for officers	3,636
Land	144,232	Reserve for loss on subsidiaries and affiliates	12,037
Construction in progress	11,956	Reserve for soil remediation	6,053
Forest and timber	1,140	Guarantee deposits received	4,103
Intangible Assets	**2,434**	Others	**815,929**
Mining rights	590	**Total liabilities**	
Software	1,407	[NET ASSETS]	
Other	437	**Shareholders' Equity**	**226,364**
Investment and Long-Term Receivables	**469,284**	**Common stock**	**119,457**
Investments in securities	157,801	**Capital surplus**	**88,415**
Securities of subsidiaries and affiliates	299,942	Capital reserve	59,064
Bods of subsidiaries and affiliates	4	Capital surplus	29,351
Investments	97	**Retained earnings**	19,413
Investments in subsidiaries and affiliates	6,437	Other retained earnings	19,413
Long-term receivables	541	Reserve for reduction entry for fixed assets	1,462
Long-term loans to subsidiaries and	9,452	Reserve for special account of reduction entry for	795
affiliates	8,694	fixed assets	
Other	(6,906)	Reserve for mine prospecting	1,652
Reserve for loss on investments of	(6,782)	Reserve for extraordinary depreciation	52
affiliates		Earned surplus carried forward	15,451
Allowance for doubtful accounts		**Treasury stock**	**(922)**
		Unrealized Gains/Losses and Exchange Rate	**81,765**
		adjustments	**51,498**
		Net unrealized holding gains on securities	**(1,345)**
		Deferred gains/losses on hedging instruments	**31,613**
		Revaluation reserve for land	**308,130**
		Total Net Assets	
Total Assets	**1,124,059**	**Total Liabilities and Net Assets**	**1,124,059**

Note: Amounts less than one million yen have been rounded down.

Statement of Operations

(From April 1, 2006 to March 31, 2007)

(millions of yen)

Item	Amount
Net sales	**755,013**
Cost of sales	**676,268**
Gross Profit	**78,744**
Selling, General and Administrative Expenses	50,262
Operating Profit	**28,482**
Non Operating Income	**35,839**
Interest income	1,344
Dividend income	26,820
Rental earned in undertaking	5,535
Other non-operating income	2,138
Non Operating Expenses	**20,759**
Interest expense	6,891
Expenses for rent in undertaking	4,131
Loss on disposal of property, plant and equipment	2,290
Mine liquidation expense	2,412
Other non-operating expenses	5,032
Ordinary Income	**43,562**
Extraordinary Income	**2,540**
Reversal of allowance for doubtful accounts	1,027
Reversal of reserve for loss on subsidiaries and affiliates	513
Gain on sales of shares of affiliates	471
Profit on sales of marketable securities and investments in	415
securities	62
Profit on sales of property, plant and equipment	49
Others	**27,417**
Extraordinary Loss	10,879
Write-down of stock in subsidiaries and affiliates	8,703
Provision for loss on soil remediation	3,359
Provision for loss on business of affiliates	969
Loss on impairment	729
Write-down of marketable securities and investments in	417
securities	124
Provision for allowance for doubtful accounts	4
Loss on disposal of fixed assets	2,231
Loss on sales of investment in securities	**18,684**
Others	4,929
Income before Income Taxes	925
Corporate income taxes, and business tax	**12,830**
Income taxes adjustments	
Net Income	

Note: Amounts less than one million yen have been rounded down.

[Translation]

Statements of Changes in Shareholders' Equity

(From April 1, 2006 to March 31, 2007)

(millions of yen)

	Shareholders' Equity						Valuation, Currency Translation and Other Adjustments				Total Net Assets
	Common Stock	Capital Surplus		Retained Earnings	Treasury Stock	Shareholders' Equity	Net Unrealized Holding Gains on Securities	Deferred Gains/Losses on Hedging Instruments	Revaluation Reserve for Land	Unrealized Gains/Losses and Exchange Rate Adjustments	
		Capital reserve	Additional Capital Surplus	Additional Retained Earnings (*)							
Balance as of March 31,2006	101,752	41,463	29,344	13,354	(631)	185,283	45,562	-	31,812	77,375	262,658
Changes during the year											
Exercise of stock purchase warrants	17,705	17,600				35,306					35,306
Cash dividends from retained earnings				(6,870)		(6,870)					(6,870)
Director's and Corporate Auditor's Bonuses				(100)		(100)					(100)
Net income				12,830		12,830					12,830
Decrease from write-downs of land revaluation excess				199		199					199
Acquisition of treasury stock					(299)	(299)					(299)
Disposal of treasury stock			6		8	15					15
Net change in items other than shareholders' equity							5,936	(1,345)	(199)	4,390	4,390
Total change during the year	17,705	17,600	6	6,059	(291)	41,080	5,936	(1,345)	(199)	4,390	45,471
Balance as of March 31,2007	119,457	59,064	29,351	19,413	(922)	226,364	51,498	(1,345)	31,613	81,765	308,130

*Composition of Additional Retained Earnings

	Reserve for reduction entry for fixed assets	Reserve for special account of reduction entry for fixed assets	Reserve for mine prospecting	Reserve for extraordinary depreciation	Earned surplus carried forward	Total
Balance as of March 31,2006	1,351	75	492	7	11,427	13,354
Changes during the year						
Provision to voluntary reserve (previous term)	139	626	195	22	(984)	-
Reversal of voluntary reserve (previous term)	(4)	(75)	(71)	(1)	152	-
Provision to voluntary reserve (current term)	15	168	1,186	27	(1,397)	-

Reversal of voluntary reserve (current term)	(39)		(151)	(4)	194	-
Dividends paid from retained earnings					(6,870)	(6,870)
Bonuses to Directors and Corporate Auditors					(100)	(100)
Net income					12,830	12,830
Reversal of revaluation reserve for land					199	199
Total change	111	719	1,159	45	4,023	6,059
Balance on March 31, 2007	1,462	795	1,652	52	15,451	19,413

Note: Amounts less than one million yen have been rounded down.

Notes to the Financial Statements

[Significant Accounting Policies]

I. 1. Valuation basis and method for assets

(a) (1) Marketable securities and investments in securities

(i) 1) Securities of subsidiaries and affiliates

Securities of subsidiaries and affiliates are stated at cost determined by the moving-average method.

(ii) 2) Other securities

Available-for-sale securities with available fair market values are stated at the market value as of the balance sheet date, based on market quotation. Unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of net assets. Realized gains and losses on the sale of such securities are computed by the moving-average method.

Available-for-sale securities without available fair market values are stated at cost determined by the moving-average method.

(b) (2) Inventories

Inventories are stated at acquisition cost modified by the write-down below cost to the net selling value. Smelted bullion assets are stated at the first-in, first-out (FIFO) method. Other inventories are primarily stated at the gross average method.

(Change in accounting policy)

The Company has adopted the "Accounting Standard for Measurement of Inventories" (Statement No. 9, issued by the Accounting Standards Board of Japan on July 5, 2006) in the year ended March 31, 2007, as the standard has become applicable to the fiscal year commencing before March 31, 2008, and the following fiscal years.

Consequently, gross profit, operating profit, ordinary income and income before income taxes for the year ended March 31, 2007, decreased ¥819 million, compared with the respective amounts that would have been reported by the previous accounting method.

(c) (3) Derivative transaction

Derivative financial instruments are stated at fair market value.

(d) 2. Depreciation method of fixed assets

(e) (1) Property, plant and equipment

Depreciation of property, plant and equipment of the Company is calculated primarily using the declining-balance method at rates based on the estimated useful lives of depreciable assets. However, the straight-line method is applied to certain facilities in the Naoshima Smelter & Refinery, the Sakai Plant, the OAP (Osaka Amenity Park) and the Tohoku Denryokusho, as well as to the power generation facilities at the Sumikawa Geothermal Plant.

Mine shafts under "Structures" and mining and raw material sites under "Land" are stated using the production output method.

The useful life and residual value of property, plant and equipment are computed according to the same criteria as those provided for by the Corporation Tax Law.

However, buildings (excluding building improvements) acquired on or after April 1, 1998, are depreciated by the straight-line method.

Although the shortening of useful lives has been conducted for certain buildings in compliance with the revision to the Corporation Tax Law in fiscal 1998, the useful lives before the revision have been partly used on an ongoing basis.

(Change in accounting policy)

Although property, plant and equipment at the Sanda Factory (Sanda, Hyogo Prefecture) was conventionally depreciated using the straight-line method, the depreciation method of property, plant and equipment except for buildings (excluding building improvements) has been changed to the declining-balance method, effective from the year ended March 31, 2007.

This change in accounting method has been adopted to more rationally clarify the classification in the period accounting of income and expenses and to strengthen the financial structure through the early collection of invested capital as the capacity utilization of the plant has risen reflecting the noticeable increase in production volume due to the increase in demand in recent years.

This change in accounting method had an immaterial impact on the statement of operations for the year ended March 31, 2007.

(Additional information)

The Company shortened the useful lives of equipment at the Sanda Factory (Sanda, Hyogo Prefecture) for the production of semiconductors from the previous 13 to 4 years, taking into account the high capacity utilization due to the increase in demand and the life cycle of products in recent years.

Consequently, gross profit, operating profit, ordinary income and income before income taxes for the year ended March 31, 2007, decreased ¥158 million, compared with the respective amounts that would have been reported under the previous accounting method.

(f) (2) Intangible assets

The amortization of intangible assets is computed by the straight-line method.

However, mining rights are stated using the production output method.

The useful lives of intangible assets are computed according to the same criteria as those provided for by the Corporation Tax Law. Capitalized software for internal use is amortized by the straight-line method over the estimated internal useful life (five years).

(g) 3. Accounting standards for reserves

(h) (1) Allowance for doubtful accounts

The allowance for doubtful accounts is provided at an amount sufficient to cover probable losses on collection. It consists of individually estimated uncollectible amounts and an amount calculated using the past rate of actual losses on collection.

(i) (2) Reserve for loss on investments of affiliates

The reserve for loss on investments of affiliates is provided at an amount sufficient to cover necessary amounts with regard to securities of subsidiaries and affiliates based on the evaluation of individual financial position and other conditions of the respective subsidiaries and affiliates.

(j) (3) Accrued bonuses

The reserve for bonuses for employees is provided at an amount to be defrayed for the year under review out of the estimated amount to be paid in the future.

(k) (4) Severance and pension benefits

The severance and pension benefits are provided at an amount calculated based on the projected benefit obligations and plan assets at the balance sheet date. Actuarial gains or losses are amortized from the fiscal year following the occurrence on a straight-line basis over 10 years, which is shorter than the average remaining service period of employees at the time of occurrence.

(l) (5) Severance and pension allowances for officers

The reserve for directors' retirement benefits is provided at 100% of the amount that would be required in accordance with the Company's internal regulations on severance and pension allowances for officers if all directors and corporate auditors terminate their services at the balance-sheet date.

(m) (6) Reserve for loss on subsidiaries and affiliates

The reserve for loss on subsidiaries and affiliates is provided at an amount to cover possible losses that will be borne by the Company with regard to investments in subsidiaries and affiliates beyond the amount of credits to the relevant subsidiaries and affiliates such as investments in capital and loans.

(n) (7) Reserve for loss on soil remediation

The reserve for loss on soil remediation is provided at an amount estimated to be necessary to clean up soil contamination at the sites of the Central Research Institute (Saitama, Saitama Prefecture) and Kaihatsu Board Co., Ltd. (Aizuwakamatsu, Fukushima Prefecture), based on management's estimation of the future remedial cost to be paid.

Kaihatsu Board Co., Ltd., was a subsidiary in which the Company held 100% equity, and the Company sold all its shares it then held as of April 10, 2007.

2. 4. Basis for recognizing revenue

Of total net sales, the percentage of completion basis is adopted for recognizing revenue resulting from the completion of works for which the term of work is more than one year.

3. 5. Other important matters in preparing the financial statements

(a) (1) Accounting for leases

Finance leases that do not transfer ownership of leased property to the lessee are primarily accounted for in the same manner as operating leases.

(b) (2) Accounting for hedging activities

(i) 1) Hedge accounting

The deferral method is adopted for hedging activities. For interest rate swap contracts, the preferential treatment is applied if the swap contracts satisfy the requirements. For monetary receivables and payables denominated in foreign currencies for which forward currency contracts are entered into, the appropriation treatment is applied.

(ii) 2) Hedging instruments, hedged items and hedging policy

The Company utilizes forward foreign currency contracts and currency swap contracts to reduce exposure to adverse foreign exchange fluctuations on foreign-currency-denominated receivables and payables.

The Company utilizes forward commodity contracts and commodity price swap contracts to hedge the impact of price fluctuations of nonferrous metal inventories. The Company also utilizes forward commodity contracts to hedge the exposure of future price fluctuations of nonferrous metal commodities to be delivered to customers in the future, which may be caused by forward pricing.

The Company enters into interest rate swap contracts to reduce exposure to adverse fluctuations in interest rates and lower finance costs on debt.

(iii) 3) Assessment of hedging effectiveness

In principle, the Company evaluates hedging effectiveness by comparing the cumulative changes in cash flows or the changes in fair value of the hedged items with the corresponding changes in the hedging derivative instruments for a period from the commencement of hedging to the time of determining the effectiveness.

Furthermore, the Company periodically checks and controls the transaction volume of forward commodity contracts to balance them with hedged nonferrous metal inventories, and verifies whether the planned income (loss) and cash flow amounts are secured to evaluate their hedging effectiveness at each annual and semiannual period-end.

(c) (3) Accounting for consumption taxes

Transactions subject to the consumption tax and the local consumption tax are recorded at amounts exclusive of the consumption tax.

4. 6. Change in significant accounting policies

(a) (1) Accounting Standard for Bonuses to Directors and Corporate Auditors

Effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standard for Directors' Bonus" (Statement No. 4 issued by the Accounting Standards Board of Japan on November 29, 2005). The adoption of this accounting standard had an immaterial impact on the statement of operations for the year ended March 31, 2007.

(b) (2) Partial Revisions to the "Accounting Standard for Presentation of Net Assets in the Balance Sheet, etc.," and the "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve, etc."

Effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005), the "Implementation Guidance for the Accounting Standard for Presentation

of Net Assets in the Balance Sheet" (the Financial Accounting Standard Implementation Guidance No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005), the revised "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve and Its Implementation Guidance" (Statement No. 1 issued by the Accounting Standards Board of Japan on August 11, 2006) and the revised "Guidance on Accounting Standard for Treasury Shares and Appropriation of Legal Reserve" (Statement No. 2 issued by the Accounting Standards Board of Japan on August 11, 2006).

The adoption of these accounting standards had no impact on the statement of operations for the year ended March 31, 2007.

Also, if these accounting standards had not been adopted at March 31, 2007, shareholders' equity amounting to ¥309,475 million would have been presented.

(c) (3) Change in accounting method for income from industrial waste treatment in the "Cement" business segment

Although income from industrial waste treatment in the Cement segment was conventionally deducted from the cost of sales, the Company has changed the accounting method for this income and included it in net sales, effective from the year ended March 31, 2007. This change in accounting method is intended to reflect the revenue structure of the Cement segment more appropriately as the income from industrial waste treatment has increased and become a stable and major revenue source of the Cement business.

Consequently, sales and the cost of sales increased ¥12,197 million and ¥11,917 million, respectively, and gross profit, operating profit, ordinary income and income before income taxes for the year under review increased ¥279 million, compared with the respective amounts that would have been reported under the previous accounting method.

(d) (4) Change in accounting method for loss on disposal of fixed assets

The loss on disposal of fixed assets was conventionally posted under "Extraordinary loss," in principle, excluding clearly current losses. Effective from the year ended March 31, 2007, however, the Company has changed its accounting method to its posting under "Non-operating expenses" with regard to expenses that accrue from equipment renewal, etc. This change in accounting method has been adopted to clarify the classification in the period accounting of income and expenses because the loss on disposal of fixed assets is expected to accrue on a current basis in the future.

Consequently, this change in accounting method had no impact on income before income taxes for the year under review although ordinary income decreased ¥2,290 million, compared with the respective amounts that would have been reported under the previous accounting method.

[Balance Sheet]

Assets pledged as collateral:

Land	¥18,528 million
Buildings	¥1,813 million
Structures	¥2,298 million
Machinery and equipment	¥1,871 million
Tools, furniture and fixtures	¥0 million
Mining rights	¥29 million
Investments in securities	¥411 million

Debt secured by the above:

Accounts payable	¥26 million
Long-term loans	¥395 million

(Including current portion of long-term loans	¥157 million)
Others	¥958 million

In addition to the above, certain securities of subsidiaries and affiliates held by the Company, of which the book value amounted to ¥21,745 million, are given as third-party security to guarantee the loans of a subsidiary.

5. Accumulated depreciation for property, plant and equipment: ¥429,817 million

6. A total of ¥16 million is deducted from the acquisition value of property, plant and equipment as advanced depreciation from a government subsidy (in nominal terms of afforestation and standing timbers).

7. Liabilities for guarantee, etc.

The Company offered guarantees for liabilities such as bank loans on behalf of the corporations below and their employees.

Universal Can Corp.	¥23,216 million
Mitsubishi Materials PMG	¥7,203 million
PT Smelting	¥6,374 million
MM Netherlands Corp.	¥5,947 million
TokyoHosoKogyo Corporation	¥4,908 million
Kobelco & Materials Copper Tube Ltd.	¥3,476 million
Kobelco & Materials Kokan	¥2,341 million
Nusa Tengara Mining	¥2,317 million
Employees of the corporations above	¥4,031 million
Others (25 companies)	¥16,226 million
Total	¥76,042 million

(Including substantially guaranteed amount: ¥72,032 million)

In addition, the Company has deposited letters of undertaking on management services, etc., with the relevant banks against the loans payable of the company below.

Fuji Tokkon	¥300 million
Total	¥300 million

8. Retroactive obligations

Notes and accounts receivable securitized with recourse ¥2,749 million

9. Monetary receivables due from and payables due to subsidiaries and affiliates

Short-term monetary receivables	¥66,157 million
Long-term monetary receivables	¥9,982 million
Short-term monetary payables	¥76,129 million
Long-term monetary payables	¥8,407 million

10. Pursuant to the "Law Concerning Revaluation Reserve for Land" (Law No. 34, promulgated on March 31, 1998) and the "Law for Partial Revision to the Law Concerning Revaluation Reserve for Land" (Law No. 19, promulgated on March 31, 2001), the Company revalued the land used for business at fair value. The related unrealized gain, net of income taxes, was credited to "Revaluation reserve for land" in net assets in the balance sheet, and the applicable income tax effect was recorded as "Deferred income taxes on revaluation reserve for land" in liabilities in the balance sheet.

Revaluation method:

The value of land is primarily determined based on the assessed value of the fixed property tax adjusted reasonably, as stipulated in Article 2, Item 3, of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land (Government Ordinance No. 119, promulgated on March 31, 1998). However, another method of assessing the value of land adjusted reasonably according to the roadside value, as stipulated in Article 2, Item 4, of the Enforcement Ordinance above, is adopted for several land lots concerned.

Date of revaluation March 31, 2002
Difference between the fair value of the revaluated land at March 31, 2007, and the book value after revaluation (¥21,908) million

11. The year-end balance of "Severance and pension benefits" (including those associated with the employees' pension trust of the plan assets) stated on the balance sheet under the retirement benefit accounting is as follows:

(Millions of yen)

	Lump-sum retirement allowance plan	Qualified pension plan
Severance and pension benefits (Before excluding those from the plan assets)	¥31,030	¥1,277
Pension assets under employees' pension trust plan	(¥10,093)	—
Severance and pension benefits (net)	¥20,937	¥1,277

12. Notes with maturity on the year-end date are primarily settled and accounted for as of the bill clearing date. As the year-end date of fiscal 2007, namely March 31, 2007, was a bank holiday, the following notes maturing at March 31, 2007, were included in the balance sheet as of March 31, 2007.

Trade notes receivable	¥507 million
Trade notes payable	¥436 million
Facilities-related notes payable	¥256 million

[Statement of Operations]

Transactions with subsidiaries and affiliates

Sales to subsidiaries and affiliates	¥242,546 million
Purchases from subsidiaries and affiliates	¥182,499 million
Transactions other than operating transactions	¥176,898 million

13. Write-down below cost to the net selling value for the inventories held for ordinary selling purposes due to the decline in profitability

Cost of sales ¥830 million

[Statement of Changes in Shareholders' Equity]

Number of treasury stock as of March 31, 2007: 3,263,045 shares of common stock

[Tax Effect Accounting]

Breakdown by cause of deferred tax assets and liabilities

	(Millions of yen)
Deferred tax assets:	
Inclusion of interest income receivable into taxable income	2,096
Devaluation of buildings	9,380
Loss on impairment of fixed assets	1,097
Loss on valuation of securities of subsidiaries and affiliates	16,381
Reserve for bonuses	2,402
Severance and pension benefits	10,426
Reserve for loss on investments	2,810
Reserve for soil remediation losses	4,897
Accrued environmental expenses	2,175
Accrued remedial expenses	1,444
Reserve for loss on subsidiaries and affiliates	1,479
Deferred gains/losses on hedging instruments	2,326
Others	9,313
Deferred tax assets subtotal	66,232
Valuation reserve	(23,745)
Total deferred tax assets	42,487
Deferred tax liabilities:	
Exclusion of gain on sales of fixed assets from taxable income	(1,894)
Reserve for reduction entry for fixed assets	(1,003)
Reserve for special account for reduction entry for fixed assets	(545)
Reserve for quarries	(1,133)
Reserve for special depreciation	(36)
Net unrealized holding gains on securities	(35,038)
Deferred gains/losses on hedging instruments	(1,403)
Total deferred tax liabilities	(41,054)
Net deferred tax assets	1,432

14. Breakdown of deferred tax assets and liabilities concerning revaluation

	(Millions of yen)
Deferred tax assets:	
Deferred tax assets concerning revaluation	10,832
Valuation reserve	(4,820)
Total deferred tax assets concerning revaluation	6,012
Deferred tax liabilities:	
Deferred tax liabilities concerning revaluation	35,827
Net deferred tax liabilities concerning revaluation	29,815

15. Reconciliation between the statutory income tax rate and the effective income tax rate after the adoption of tax-effect accounting

	%
Statutory income tax rate	40.7
Reconciliation items:	
Dividend income and others, which are permanently excluded from taxable income	(21.5)
Entertainment expenses and others, which are permanently nondeductible	1.9
Tax deduction	(10.1)
Temporary difference and others for which tax effect is insignificant	19.0
Others	1.3
Effective income tax rate after the adoption of tax-effect accounting	31.3

[Translation]

[Leases]

Finance lease transactions that do not transfer ownership of leased assets to the lessee

Purchase price, accumulated depreciation, accumulated impairment loss and book value of leased assets

(Millions of yen)

	Purchase price	Accumulated depreciation	Accumulated impairment loss	Book value
Machinery and equipment	1,545	789	13	743
Vehicles	461	200	—	261
Tools	2,531	1,388	—	1,143
Software	445	231	—	214
Total	4,985	2,609	13	2,362

16. Assumed future lease payments at the end of the period under finance leases and balance of the impairment account on leased assets at the end of the period

	(Millions of yen)
Due within one year	836
Due after one year	1,533
Total	2,370
Balance of the impairment account on leased assets at the end of the period	7

Purchase price and assumed future lease payments under finance leases at the end of the period are included in interest paid because the percentage of the balance of the assumed future lease payments against the balance of tangible fixed assets is insignificant.

17. Lease payments, reversal of impairment account on leased assets, assumed depreciation expenses and impairment loss

	(Millions of yen)
Lease payments	943
Reversal of impairment account on leased assets	3
Assumed depreciation expenses	939
Impairment loss	—

18. Computation method of assumed depreciation expense

Depreciation expense is computed by the straight-line method, assuming the lease period as the useful life and no residual value.

[Transactions with Related Parties]

Subsidiaries and affiliates

Attribute	Company name	Location	Capital or investment (Millions of yen)	Substance of business	Ownership percentage of voting rights, etc.	The Company's relationship with the related party	
						Officers' posts concurrently held	Business relationship
Subsidiary	Sambo Copper Alloy Co., Ltd.	Sakai-ku, Sakai, Osaka Prefecture	2,500	Manufacture, processing and sales of nonferrous metal products	Directly holding (62%)	—	Provision of copper bullion to the subsidiary
Subsidiary	PT Smelting	Djakarta, Indonesia	US$326,000 thousand	Smelting of nonferrous metals	Directly holding (61%)	Posts concurrently held: 2	Supplier of the Company
Subsidiary	Universal Can Corp.	Bunkyo-ku, Tokyo	8,000	Manufacture, R&D and sales of aluminum cans	Directly holding (80%)	Posts concurrently held: 2	Provision of aluminum bullion to the Company
Subsidiary	Mitsubishi Nuclear Fuel Co., Ltd.	Tokai Village, Ibaraki Prefecture	3,000	Manufacture of nuclear fuel	Directly holding (66%)	Posts concurrently held: 2	Purchaser of the Company's products
Subsidiary	Material-Finance Co., Ltd.	Chiyoda-ku, Tokyo	30	Financing	Directly holding (100%)	Posts concurrently held: 2	Loans and transfer of credits

Attribute	Description of transactions	Transaction amount (Millions of yen)	Account item	Year-end balance (Millions of yen)
Subsidiary	Provision of copper bullion [1]	43,335	Accounts receivable	15,035
Subsidiary	Purchase of raw materials [1,2]	105,079	Accounts payable	957
	Pledging of collateral [3]	30,899	—	—
Subsidiary	Guarantee of liabilities [4]	23,216	—	—
Subsidiary	Loans [5]	5,310	Short-term bank loans	4,980
	Interest expenses [6]	129	Long-term loans	8,000

Subsidiary	Loans [5]	50,500	Short-term bank loans	38,830
	Interest expenses [6]	350	Accrued expenses	38
	Transfer of credits [7, 8]	99,037	—	—
	Loss on transfer of credits [9]	29		

"Transaction amount" does not include consumption taxes, whereas "Year-end balance" includes them.

Transaction conditions and decision policies thereof:

Notes:

1. Transaction conditions are determined with reference to the market interest rate similarly to general terms and conditions.

2. The transaction amount includes ¥49,541 million for the transaction of mineral residua that are purchased via trading firms from PT Smelting. Such transactions were deemed to be substantially related-party transactions, in view of the substance of the transaction agreements.

3. The Company grants certain securities of subsidiaries and affiliates, of which the book value amounted to ¥21,745 million as of March 31, 2007, as third-party security to guarantee PT Smelting's bank loans of ¥30,899 million (US$261,750,000).

4. The Company grants a guarantee of liabilities on this subsidiary's bank loans.

5. The total amount of transactions accrued is stated for "Loans."

6. The interest rate for "loans" is rationally determined by taking into account market interest rates. No collateral is given by the Company.

7. "Transfer of credits" transactions are conducted in accordance with a master agreement entered into by and between the Company and Material-Finance Co., Ltd.

8. "Transfer of credits" refers to transferred amounts of ¥42,718 million in trade notes receivable and ¥56,318 million in accounts receivable.

9. "Loss on transfer of credits" is determined with reference to the general terms and conditions.

19. Officers and major individual shareholders

Attribute	Company or individual's name	Location	Capital or investment (Millions of yen)	Substance of business or occupation	Ownership percentage of voting rights, etc.	The Company's relationship with the related party	
						Officers' posts concurrently held	Business relationship
The officer and his relatives	Akio Utsumi	—	—	Corporate Auditor of the Company [Chairman and representative director of Mitsubishi UFJ Trust and Banking Corporation]	Directly held (1%)	—	—

Attribute	Description of transactions	Transaction amount (Millions of yen)	Account item	Year-end balance (Millions of yen)
The officer and his relatives	Loans [2]	4,125	Short-term bank loans	7,176
			Long-term loans	19,593
	Interest expenses [3]	632	Prepaid expenses	65
			Other current assets	11
			Accrued expenses	28

"Transaction amount" does not include consumption taxes, whereas "Year-end balance" includes them.

Transaction conditions and decision policies thereof:

Notes:

1. The above transactions were conducted by Akio Utsumi as a representative of Mitsubishi UFJ Trust and Banking Corporation.

2. The total amount of transactions accrued is stated for "Loans."

3. The interest rate for "loans" is rationally determined by taking into account market interest rates. No collateral is given by the Company.

[Per-Share Information]

Net assets per share	¥246.74
Net income per share	¥10.84

[Subsequent Events]

Merger of a Consolidated Subsidiary:

The Company merged Mitsubishi Materials Polycrystalline Silicon Corporation, a consolidated subsidiary, on April 1, 2007.

Mitsubishi Materials Corporation resolved at an ordinary Board of Directors meeting held on December 22, 2006, to absorb Mitsubishi Materials Polycrystalline Silicon Corporation (hereinafter "Mitsubishi Materials Polycrystalline Silicon"), a consolidated subsidiary, and merged it as of April 1, 2007.

(1) Purpose of the merger

Since its foundation in 1967, Mitsubishi Materials Polycrystalline Silicon has steadily developed itself as a dedicated manufacturer of polycrystalline silicon, a key material for silicon wafers for semiconductors.

At present, the market scale of polycrystalline silicon is expanding, supported by rapid growth in demand for applications such as semiconductors and solar cells. In these favorable circumstances, the Company decided to conduct this merger with the aim of further developing the business as one of the Company's core businesses, which should be achievable with swifter decision-making and reinforced technological development capability, by directly engaging in the polycrystalline silicon business.

(2) Summary of the merger

1) Schedule for the merger

Board of Directors meeting to approve the merger agreement:	December 22, 2006
Conclusion of the merger agreement:	December 22, 2006
Date of contract of the agreement (Effective date):	April 1, 2007
Registration of the merger:	April 2, 2007

2) Method of the merger

It was determined that the Company shall be the surviving company under the merger by absorption, whereas Mitsubishi Materials Polycrystalline Silicon shall cease to exist. As a result, Mitsubishi Materials Polycrystalline Silicon was liquidated.

3) Merger ratio

As this transaction was a merger by absorption of a wholly owned subsidiary in which the Company invested 100% equity of its capital, no share was issued and no money was paid due to the merger.

(3) Designation of the signing counterpart of the merger agreement, as well as business and corporate scale thereof (As of March 31, 2007)

1) Company name: Mitsubishi Materials Polycrystalline Silicon Corporation

2) Major business: Manufacture and sales of high-purity polycrystalline silicon for semiconductors and chemical products

3) Head office: Mitacho 5, Yokkaichi, Mie Prefecture

4) Net sales: ¥16.9 billion

5) Net income: ¥2.8 billion

6) Capital: ¥2.8 billion

7) Net assets: ¥8.0 billion

8) Total assets: ¥16.0 billion

9) Number of employees: 155

[Translation]

Consolidated Balance Sheet

(As of March 31, 2007)

(millions of yen)

Item	Amount	Item	Amount
【Assets】		【Liabilities】	
Current Assets	**700,371**	**Current Liabilities**	**816,535**
Cash and cash equivalents	67,556	Notes payable and accounts payable	172,899
Notes received and accounts receivable	263,548	Short-term bank loans	322,118
Marketable securities	4	Current portion of bonds	10,000
Inventories	234,919	Commercial paper	28,000
Deferred income taxes	12,186	Accrued income taxes	11,453
Other current assets	126,142	Deferred income taxes	2,496
Allowance for doubtful accounts	(3,986)	Accrued bonuses	13,091
Fixed Assets	**1,073,528**	Gold payable	129,404
Net Property, plant and Equipment	**680,472**	Other current liabilities	127,072
Buildings and structures	170,085	**Long-term Liabilities**	**475,393**
Machinery and equipment	219,973	Bonds	80,000
Land	250,162	Long-term loans	245,068
Construction in progress	28,195	Severance and pension benefits	48,853
Others	12,054	Reserve for loss on subsidiaries and	367
Intangible assets	**16,098**	affiliates	12,037
Investment and Long-Term Receivables	**376,957**	Reserve for soil remediation	4,226
Investments in securities	306,529	Other reserves	18,265
Long-term receivables	7,744	Deferred income taxes	34,831
Long-term prepaid expenses	1,290	Deferred income taxes on revaluation	
Deferred incomes taxes	12,367	reserve for land	31,742
Other	60,048	Others	**1,291,929**
Reserve for loss on investments of	(460)	**Total Liabilities**	
affiliates	(10,562)	【NET ASSETS】	
Allowance for doubtful accounts		**Shareholders' Equity**	**315,261**
		Common stock	**119,457**
		Capital surplus	**88,580**
		Retained earnings	**108,259**
		Treasury stock	**(1,036)**
		Unrealized Gains/Losses and Exchange	**95,903**
		Rate Adjustments	
		Net unrealized holding gains on securities	**54,655**
		Deferred gains/losses on hedging	**(452)**
		instruments	**36,805**
		Revaluation reserve for land	**4,894**
		Foreign currency translation adjustments	**70,805**
		Minority Interests	**481,970**
		Total Net Assets	
Total Assets	**1,773,899**	**Total Liabilities and Net Assets**	**1,773,899**

Note: Amounts less than one million yen have been rounded down.

[Translation]

Consolidated Statement of Operations

(From April 1, 2006 to March 31, 2007)

(millions of yen)

Item	Amount
Net sales	**1,452,108**
Cost of Sales	**1,246,261**
Gross profit	**205,847**
Selling, General and Administrative Expenses	127,088
Operating Profit	**78,758**
Non Operating Income	**58,925**
Interest income	2,518
Dividend income	8,084
Rent earned in undertaking	5,763
Equity in earnings of affiliates	39,245
Other	3,313
Non Operating Expenses	**30,495**
Interest expenses	12,909
Expense for rent in undertaking	4,276
Loss on disposal of property, plant and equipment	5,723
Other	7,585
Ordinary Income	**107,188**
Extraordinary Income	**19,141**
Dilution gain	13,925
Gain on sales of marketable securities and investments in	1,755
ecurities	748
Gain on sales of property, plant and equipment	2,711
Others	**18,263**
Extraordinary Loss	8,703
Provision for loss on soil remediation	2,486
Loss on impairment	1,122
Write-down of marketable securities and investments in securities	679
Loss on sales of investments in securities	445
Provision for loss on investments	265
Loss on disposal of fixed assets	193
Provision for loss on business of affiliates	4,368
Other, net	**108,067**
Income before Income Taxes and Minority Interests	28,087
Corporate income taxes and business tax	1,298
Income taxes adjustments	7,298
Minority interests	**71,382**
Net Income	

Note: Amounts less than one million yen have been rounded down.

[Translation]

Consolidated Statements of Changes in Shareholders' Equity

(From April 1, 2006 to March 31, 2007)

(millions of yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Shareholders' Equity
Balance as of March 31,2006	101,752	70,882	43,453	(842)	215,245
Changes during the year					
Exercise of stock purchase warrants	17,705	17,600			35,306
Cash dividends from retained earnings			(6,870)		(6,870)
Director's and Corporate Auditor's Bonuses			(129)		(129)
Net income			71,382		71,382
Decrease from write-downs of land revaluation excess			(35)		(35)
Increase from merger			346		346
Decrease from merger			(105)		(105)
Increase from rise in number of consolidated subsidiaries			191		191
Translation of unrealized losses and earnings from the derivatives of overseas subsidiaries			26		26
Acquisition of treasury stock				(299)	(299)
Disposal of treasury stock		97		153	250
Increase from rise in equity ratios in affiliates				(47)	(47)
Net change in items other than shareholders' equity					
Total change during the year	17,705	17,698	64,806	(193)	100,015
Balance as of March 31,2007	119,457	88,580	108,259	(1,036)	315,261

	Valuation, Currency Translation and Other Adjustments						
	Net Unrealized Holding Gains on Securities	Deferred Gains/Losses on Hedging Instruments	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Unrealized Gains/Losses and Exchange Rate Adjustments	Minority Interests	Total Net Assets
Balance as of March 31,2006	50,571	-	37,318	424	88,314	54,462	358,023
Changes during the year							
Exercise of stock purchase warrants							35,306
Cash dividends from retained earnings							(6,870)
Director's and Corporate Auditor's Bonuses							(129)
Net income							71,382
Decrease from write-downs of land revaluation excess							(35)
Increase from merger							346
Decrease from merger							(105)
Increase from rise in number of consolidated subsidiaries							191
Translation of unrealized losses and earnings from the derivatives of overseas subsidiaries							26
Acquisition of treasury stock							(299)
Disposal of treasury stock							250
Increase from rise in equity ratios in affiliates							(47)
Net change in items other than shareholders' equity	4,083	(452)	(512)	4,470	7,589	16,342	23,931
Total change during the year	4,083	(452)	(512)	4,470	7,589	16,342	123,947
Balance as of March 31,2007	54,655	(452)	36,805	4894	95,903	70,805	481,970

Note: Amounts less than one million yen have been rounded down.

[Translation]

Notes to the Consolidated Financial Statements

[Basis of Presenting the Consolidated Financial Statements]

1. Scope of Consolidation

(1) Consolidated subsidiaries: 94

1) Major consolidated subsidiaries

PT. Smelting, MM Netherlands Corp., Onahama Smelting & Refining Co., Ltd., Sambo Copper Alloy Co., Ltd., Japan New Metals Co., Ltd., Mitsubishi Cement Corp., MCC Development Corp., Mitsubishi Polycrystalline Silicon America Corp., Material-Finance Co., Ltd., Mitsubishi Aluminum Co., Ltd., Mitsubishi Nuclear Fuel Co., Ltd., Mitsubishi Shindoh Co., Ltd., Mitsubishi Materials Energy Corp., Mitsubishi Materials Kenzai Corp., Mitsubishi Materials Tools Co., Ltd., Mitsubishi Materials Techno Corp., Mitsubishi Material Real Estate Corp., Universal Can Corp., Ryoko Sangyo Co., Ltd.

2) Transfers in the scope of consolidation

Effective from the fiscal year ended March 31, 2007, M.A.T Co., LTD., and Meutech/μtech Co., Ltd., which were unconsolidated subsidiaries until the previous fiscal year, have become consolidated subsidiaries due to an increase in their importance. TokyoHosoKogyo Corporation, which was an equity-method affiliate until the previous fiscal year, has become a consolidated subsidiary due to the increased equity held by the Company via an allocation of new shares to a third party. Mitsubishi Shindoh Co., Ltd., which was also an equity-method affiliate until the previous fiscal year, has been included in consolidation together with its subsidiary Gotoh MFG Co., Ltd., due to the increased equity held by the Company via the additional acquisition of its shares.

Effective from the fiscal year ended March 31, 2007, Shinryo Aluminum Recycling and Susono Aluminum, due to their absorption by Mitsubishi Aluminum Co., Ltd.; Cushionberry Technology, due to its absorption by Mitsubishi Cement Corp.; Kushiro Futo, due to its absorption by Hokuryo Corporation; KAMAYA ELECTRIC CO., LTD., and its four subsidiaries (KAMAYA ELECTRONIC CO., LTD., KAMAYA ELECTRIC (M) SDN. BHD., TAIWAN KAMAYA ELECTRIC CO., LTD., and KAMAYA INC.), due to the partial sale of KAMAYA ELECTRIC's equity by the Company; M.A. Advance and Australian Diamond & Coal Mining, due to the sale of whole equity by the Company; and New Owl Rock Products and MCC Long Beach Terminal, due to the completion of their liquidation procedure, were excluded from consolidation.

Ohte Kinzoku was renamed Materials Eco-Refining CO., LTD., and Hokuryo Corporation was renamed Hokuryo Corporation (the same in English: change in Japanese only from *Hokuryo Sangyo* to *Hokuryo-Futo Sangyo*) during the year under review.

(2) Major unconsolidated subsidiaries

A major company in this category is PT. Higashifuji Indonesia.

(Reason for exclusion from consolidation)

Unconsolidated subsidiaries are excluded from consolidation because the scales of their operations were small and their respective sums of total assets, net sales, net income (loss) (corresponding to the equity ratio owned by Mitsubishi Materials Corporation) and retained earnings (corresponding to the equity ratio owned by Mitsubishi Materials Corporation) have no significant impact on the consolidated financial statements.

2. Application of the Equity Method

(1) Unconsolidated subsidiaries accounted for by the equity method: 0

(2) Affiliates accounted for by the equity method: 26

1) Major affiliates accounted for by the equity method

Ube-Mitsubishi Cement Corporation, Kobelco & Materials Copper Tube Ltd., SUMCO Corporation, P.S. Mitsubishi Construction Co., Ltd., Mitsubishi Cable Industries, Ltd., Plansee Mitsubishi Materials Global Sinter Holding S.A.

2) Transfers in the scope of application of the equity method

Effective from the fiscal year ended March 31, 2007, Tokyo Hoso Kogyo Corporation and Mitsubishi Shindoh Co., Ltd., changed their status from affiliates accounted for by the equity method to consolidated subsidiaries, as described above in "1. Scope of Consolidation (1) 2) *Transfers in the scope of* consolidation."

(3) Major unconsolidated subsidiaries and affiliates not accounted for by the equity method

A major company in this category is NM Cement Co., Ltd.

(Reason for not applying the equity method)

The equity method is not applied to the Company's investments in the corporations of this category because their respective sums of net income (loss) (corresponding to the equity ratio owned by Mitsubishi Materials Corporation) and retained earnings (corresponding to the equity ratio owned by Mitsubishi Materials Corporation) have no significant impact on these account items in the consolidated financial statements, and they are immaterial on the whole.

(4) Amortization of the amounts corresponding to goodwill and negative goodwill

The amounts corresponding to goodwill and negative goodwill, which resulted from the application of the equity method, are equally amortized over five years on a straight-line basis. However, if the amount is small, it is fully amortized for one time in the year of accrual.

The corresponding amount related to SUMCO's goodwill is equally amortized over 20 years.

3. Closing Date for the Settlement of Accounts of Consolidated Subsidiaries

The closing date for 32 consolidated subsidiaries differs from the consolidated closing date (March 31). In preparing the consolidated financial statements, the financial statements as of and for the year ended respective closing dates are used for these companies with necessary adjustments provided for consolidation purposes with regard to material transactions between their closing dates and the consolidated closing date.

Major consolidated subsidiaries with different closing dates are as follows.

Closing date: December 31

PT. Smelting, MCC Development Corp., Mitsubishi Cement Corp. and 29 other companies

4. Summary of Significant Accounting Policies

(1) Valuation basis and method for important assets

1) Marketable securities and investments in securities

a) Securities of subsidiaries and affiliates are stated at cost determined by the moving-average method (excluding those to which the equity method is applied)

b) Other securities

Available-for-sale securities with available fair market values are stated at the market value as of the balance sheet date, based on market quotation. Unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of net assets. Realized gains and losses on the sale of such securities are computed by the moving-average method.

Available-for-sale securities without available fair market values are stated at cost determined by the moving-average method.

2) Inventories

Inventories are primarily stated at acquisition cost modified by the write-down below cost to the net selling value. Smelted bullion assets are stated primarily at the first-in, first-out (FIFO) method. Other inventories are primarily stated at the gross average method.

(Change in accounting standard)

The Company and the domestic consolidated subsidiaries have adopted the "Accounting Standard for Measurement of Inventories" (Statement No. 9, issued by the Accounting Standards Board of Japan on July 5, 2006) in the year ended March 31, 2007, as the standard has become applicable to the consolidated fiscal year commencing before March 31, 2008, and the following consolidated fiscal years.

Consequently, gross profit, operating profit, ordinary income and income before income taxes and minority interests for the year ended March 31, 2007, decreased ¥5,740 million, compared with respective amounts that would have been reported by the previous accounting method.

3) Derivative transaction

Derivative financial instruments are stated at fair market value.

(2) Depreciation method of important depreciable assets

1) Property, plant and equipment:

Declining-balance method and straight-line method

Depreciation of property, plant and equipment is calculated primarily using the declining-balance method at rates based on the estimated useful lives of depreciable assets. The straight-line method is applied to certain plant facilities.

However, mine shafts under "Structures," and mining and raw material sites under "Land" are stated using the production output method.

The useful life and residual value of property, plant and equipment are computed according to the same criteria as those provided for by the Corporation Tax Law.

(Additional information)

The Company shortened the useful lives of equipment at the Sanda Factory (Sanda, Hyogo Prefecture) for the production of semiconductors from the previous 13 to 4 years, taking into account the high capacity utilization due to the increase in demand and the life cycle of products in recent years. Mitsubishi Polycrystalline Silicon America

Corp. (Alabama), an overseas consolidated subsidiary, also shortened the useful lives of its machinery and equipment from the previous range of 5 to 30 years (21 years on average) to 3 to 20 years (17 years on average). This reduction in useful lives resulted from a review of residual operable years in view of the capacity utilization above the original design capacity limits since the previous fiscal year due to continuously higher demand for silicon wafers and the anticipated near-term operating conditions of the machinery and equipment.

Consequently, gross profit, operating profit, ordinary income and income before income taxes and minority interests for the year ended March 31, 2007, decreased ¥691 million, compared with the respective amounts that would have been reported under the previous accounting method.

2) Intangible assets

The amortization of intangible assets is computed by the straight-line method.

However, mining rights are stated using the production output method.

(3) Accounting standards for important reserves

1) Allowance for doubtful accounts

The allowance for doubtful accounts is provided at an amount sufficient to cover probable losses on collection. It consists of individually estimated uncollectible amounts, and an amount calculated using the past rate of actual losses on collection.

2) Reserve for loss on investments of affiliates

The reserve for loss on investments of affiliates is provided at an amount sufficient to cover necessary amounts with regard to securities of subsidiaries and affiliates based on the evaluation of individual financial position and other conditions of the respective subsidiaries and affiliates.

3) Accrued bonuses

The reserve for bonuses for employees is primarily provided at an amount to be defrayed for the year under review out of the estimated amount to be paid in the future.

4) Severance and pension benefits

The severance and pension benefits are provided at an amount calculated based on the projected benefit obligations and plan assets at the balance sheet date. Prior service costs of consolidated subsidiaries are amortized on a straight-line basis over a certain period (primarily 10 years), which is shorter than the average remaining service period of employees at the time of occurrence. Actuarial gains or losses are amortized from the fiscal year following the occurrence on a straight-line basis over a certain period (primarily 10 years), which is shorter than the average remaining service period of employees at the time of occurrence.

5) Reserve for loss on subsidiaries and affiliates

The reserve for loss on subsidiaries and affiliates is provided at an amount to cover possible losses that will be borne by the Company or any relevant consolidated subsidiary with regard to investments in subsidiaries and affiliates beyond the amount of credits to the relevant subsidiaries and affiliates such as investments in capital and loans.

6) Reserve for loss on soil remediation

The reserve for loss on soil remediation is provided at an amount estimated to be necessary to clean up soil contamination at the sites of the Central Research Institute (Saitama, Saitama Prefecture) and Kaihatsu Board Co., Ltd. (Aizuwakamatsu, Fukushima Prefecture), based on management's estimation of the future remedial cost to be paid.

Kaihatsu Board Co., Ltd., was a wholly owned consolidated subsidiary of the Company, and the Company sold all its shares it then held as of April 10, 2007.

(4) Other Important Matters in Preparing the Consolidated Financial Statements

1) Accounting for important leases

Finance leases that do not transfer ownership of leased property to the lessee are primarily accounted for in the same manner as operating leases.

2) Accounting for important hedging activities

Derivative financial instruments currently utilized by the Company and its consolidated subsidiaries include forward foreign currency contracts, interest rate swap contracts, currency swap contracts, forward commodity contracts and commodity price swap contracts.

(Hedge accounting)

The deferral method is adopted for hedging activities. For interest rate swap contracts, the preferential treatment is applied if the swap contracts satisfy the requirements. For monetary receivables and payables denominated in foreign currencies for which forward currency contracts are entered into, the appropriation treatment is applied.

(Hedging instruments, hedged items and hedging policy)

The Company and several consolidated subsidiaries utilize forward foreign currency contracts and currency swap contracts to reduce exposure to adverse foreign exchange fluctuations on foreign-currency-denominated receivables and payables.

The Company and several consolidated subsidiaries utilize forward commodity contracts and commodity price swap contracts to hedge the impact of price fluctuations of nonferrous metal inventories. They also utilize forward commodity contracts to hedge the exposure of future price fluctuations of nonferrous metal commodities to be delivered to customers in the future, which may be caused by forward pricing.

The Company enters into interest rate swap contracts to reduce exposure to adverse fluctuations in interest rates and lower finance costs on debt.

(Assessment of hedging effectiveness)

In principle, the Company evaluates hedging effectiveness by comparing the cumulative changes in cash flows or the changes in fair value of the hedged items with the corresponding changes in the hedging derivative instruments for a period from the commencement of hedging to the time of determining the effectiveness.

Furthermore, the Company periodically checks and controls the transaction volume of forward commodity contracts to balance them with hedged nonferrous metal inventories, and verifies whether the planned income (loss) and cash flow amounts are secured to evaluate their hedging effectiveness at each annual and semiannual period-end.

3) Accounting for consumption taxes

Transactions subject to the consumption tax and the local consumption tax are recorded at amounts exclusive of the consumption tax.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries

The assets and liabilities of consolidated subsidiaries are fully valued at their market value on the respective dates when the subsidiaries were initially consolidated.

6. Amortization of Goodwill and Negative Goodwill

The amounts corresponding to goodwill and negative goodwill are equally amortized over five years on a straight-line basis. However, if the amount is small, it is fully amortized for one time in the year of accrual.

7. Change in Important Accounting Standards

(1) Accounting Standard for Bonuses to Directors and Corporate Auditors

Effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standard for Directors' Bonus" (Statement No. 4 issued by the Accounting Standards Board of Japan on November 29, 2005). The adoption of this accounting standard had an immaterial impact on the consolidated statement of operations for the year ended March 31, 2007.

(2) Partial Revisions to the Accounting Standard for Presentation of Net Assets in the Balance Sheet, etc., and the "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve, etc.

Effective from the year ended March 31, 2007, the Company and its consolidated subsidiaries have adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005), the "Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (the Financial Accounting Standard Implementation Guidance No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005), the revised "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve and Its Implementation Guidance" (Statement No. 1 issued by the Accounting Standards Board of Japan on August 11, 2006) and the revised "Guidance on Accounting Standard for Treasury Shares and Appropriation of Legal Reserve" (Statement No. 2 issued by the Accounting Standards Board of Japan on August 11, 2006).

The adoption of these accounting standards had no impact on the consolidated statement of operations for the year ended March 31, 2007.

Also, if these accounting standards had not been adopted at March 31, 2007, shareholders' equity amounting to ¥411,617 million would have been presented.

(3) Accounting Standard for Business Combinations

Effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standards for Business Combinations" issued by the Business Accounting Council on October 31, 2003, the "Accounting Standard for Business Divestitures and the Related Implementation Guidance" (Statement No. 7 issued by the Accounting Standards Board of Japan on December 27, 2005) and the "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (Guidance No. 10 issued by the Accounting Standards Board of Japan on December 27, 2005).

(4) Change in accounting method for income from industrial waste treatment in the "Cement" business segment

Although income from industrial waste treatment in the Cement segment was conventionally deducted from the cost of sales, the Company has changed the accounting method for this income and included it in net sales, effective from the year ended March 31, 2007. This change in accounting method is intended to reflect the revenue structure of the Cement segment more appropriately as the income from industrial waste treatment has increased and become a stable and major revenue source of the Cement business.

Consequently, sales and the cost of sales increased ¥12,197 million and ¥11,917 million, respectively, and gross profit, operating profit, ordinary income and income before income taxes and minority interests for the year under review increased ¥279 million, compared with the respective amounts that would have been reported under the previous accounting method.

(5) Change in accounting method for loss on disposal of fixed assets

The loss on disposal of fixed assets was conventionally posted under "Extraordinary loss," in principle, excluding clearly current losses. Effective from the year ended March 31, 2007, however, the Company has changed its accounting method to its posting under "Non-operating expenses" with regard to expenses that accrue from equipment renewal, etc. This change in accounting method has been adopted to clarify the classification in the period accounting of income and expenses because the loss on disposal of fixed assets is expected to accrue on a current basis in the future.

Consequently, this change in accounting method had no impact on income before income taxes and minority interests for the year under review although ordinary income decreased ¥5,583 million, compared with the respective amounts that would have been reported under the previous accounting method.

[Consolidated Balance Sheet]

1. Assets pledged as collateral:

Cash and cash equivalents	¥13,718 million
Trade notes receivable and accounts receivable	¥1,890 million
Inventories	¥24,981 million
Property, plant and equipment	¥156,849 million
Intangible assets	¥29 million
Investments in securities	¥532 million
Other	¥321 million

Debt secured by the above:

Short-term bank loans	¥10,886 million
Long-term loans	¥59,039 million
(Including current portion of long-term loans	¥13,718 million)
Others	¥4,963 million

2. Accumulated depreciation for property, plant and equipment: ¥1,006,385 million

3. Liabilities for guarantee, etc.

The Company offered guarantees for liabilities such as bank loans on behalf of corporations other than consolidated subsidiaries and their employees.

Mitsubishi Materials PMG	¥7,203 million
Kobelco & Materials Copper Tube Ltd.	¥3,476 million
Kobelco & Materials Kokan	¥2,341 million
Nusa Tengara Mining	¥2,317 million
NM Cement Co., Ltd.	¥1,664 million
PMG Indiana	¥1,580 million
PMG Pennsylvania	¥1,481 million
Eco Management Corporation	¥1,476 million
PMG Ohio	¥1,170 million
Plansee Mitsubishi Materials Global Sinter Holding S.A	¥1,061 million
Employees of the corporations above	¥4,401 million
Others (28 companies)	¥5,013 million

Total	¥33,188 million
(Including substantially guaranteed amount:	¥29,178 million)

In addition, the Company has deposited letters of undertaking on management services, etc., with the relevant banks against the loans payable of the company below.

Fuji Tokkon	¥300 million
Total	¥300 million

4. Retroactive obligations

Notes receivable discounted with banks	¥5,082 million
Notes receivable endorsed with recourse transferred	¥88 million
Notes and accounts receivable securitized with recourse	¥6,174 million

5. Pursuant to the "Law Concerning Revaluation Reserve for Land" (Law No. 34 promulgated on March 31, 1998), and the "Law for Partial Revision to the Law Concerning Revaluation Reserve for Land" (Law No. 19, promulgated on March 31, 2001), the Company and three consolidated subsidiaries revalued the land used for business at fair value. The related unrealized gain, net of income taxes and minority interests, was credited to "Revaluation reserve for land" in net assets in the consolidated balance sheet, and the applicable income tax effect was recorded as "Deferred income taxes on revaluation reserve for land" in liabilities in the consolidated balance sheet.

Revaluation method:

The value of land is primarily determined based on the assessed value of the fixed property tax adjusted reasonably, as stipulated in Article 2, Item 3, of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land (Government Ordinance No. 119, promulgated on March 31, 1998). However, another method of assessing the value of land adjusted reasonably according to the roadside value, as stipulated in Article 2, Item 4, of the Enforcement Ordinance above, is adopted for several land lots concerned.

(1) Mitsubishi Materials Corporation

Date of revaluation: March 31, 2002

Difference between the fair value of the revaluated land at March 31, 2007, and the book value after revaluation
(¥21,908) million

(2) Three consolidated subsidiaries

Date of revaluation: March 31, 2000

Difference between the fair value of the revaluated land at March 31, 2007, and the book value after revaluation
(¥6,514) million

6. Notes with maturity on the year-end date are primarily settled and accounted for as of the bill clearing date. As the year-end date of fiscal 2007, namely March 31, 2007, was a bank holiday, the following notes maturing at March 31, 2007, were included in the consolidated balance sheet as of March 31, 2007.

Trade notes receivable	¥5,100 million
Trade notes payable	¥5,172 million

[Consolidated Statement of Changes in Shareholders' Equity]

1. Total number of shares issued as of March 31, 2007: 1,252,092,486 shares of common stock

2. Number of treasury stock as of March 31, 2007: 3,690,375 shares of common stock

3. Cash dividends from retained earnings

(1) Dividends paid

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Dividend per share (¥)	Record date	Effective date
Approval by the Ordinary General Meeting of Shareholders held on June 29, 2006	Common stock	4,580	4.0	March 31, 2006	June 30, 2006
Board of Directors meeting held on November 18, 2006	Common stock	2,289	2.0	September 30, 2006	December 8, 2006

(2) Of the dividends for which the record date belongs to the fiscal year ended March 31, 2007, those for which the effective date of the dividends will be in the fiscal year ending March 31, 2008

A resolution is scheduled to be adopted in the following manner.

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Source of funds for dividends	Dividend per share (¥)	Record date	Effective date
Board of Directors meeting to be held on May 10, 2007	Common stock	4,995	Retained earnings	4.0	March 31, 2007	June 4, 2007

[Per-Share Information]

Net assets per share¥329.35
Net income per share ¥60.33

[Subsequent Events]

None applicable

[Translation]

(TRANSLATION)

Certified Copy of the Independent Auditors' Report on Financial Statements

INDEPENDENT AUDITORS' REPORT

May 8, 2007

To the Board of Directors of Mitsubishi Materials Corporation

KPMG AZSA & Co.

Designated Partner, Executive Partner
Certified Public Accountant: Kenji Sakurai
Designated Partner, Executive Partner
Certified Public Accountant: Yoshiyuki Yamasaki
Designated Partner, Executive Partner
Certified Public Accountant: Yoshiaki Uesaka

Pursuant to Article 436, Paragraph 2, Item 1, of the Corporation Law, we have audited the financial statements, that is, the Balance Sheet, the Statement of Operations, the Statement of Changes in Shareholders' Equity and the Notes to the Financial Statements and the supplementary schedules thereof of Mitsubishi Materials Corporation (the "Company"), for the 82nd Fiscal Year from April 1, 2006, to March 31, 2007. These financial statements and the supplementary schedules thereof are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the supplementary schedules thereof based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules thereof are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supplementary schedules thereof. Our audit also includes assessing the accounting principles used and significant estimates made by management, evaluating the overall presentation of the financial statements and the supplementary schedules thereof. We believe that our audit provides a reasonable basis for our opinion.

As a result of our audit, in our opinion, the financial statements and the supplementary schedules thereof referred to above present, in all respects, fairly the financial position and the results of operations of Mitsubishi Materials Corporation, for the period pertaining to the financial statements and the supplementary schedules thereof in compliance with business accounting standards generally accepted in Japan.

(Additional Information)

1. As discussed in the "Significant Accounting Policies" in the Notes to the Financial Statements, the Company has applied the "Accounting Standard for Measurement of Inventories" to the financial statements above, effective from this fiscal year. The Company also has changed the accounting method for income from industrial waste treatment in the Cement business segment and for loss on disposal of fixed assets.
2. As discussed in the "Subsequent Events" in the Notes to the Financial Statements, the Company merged Mitsubishi Materials Polycrystalline Silicon Corporation, a consolidated subsidiary, on April 1, 2007.

Our firm and the executive partner do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

[Translation]

(TRANSLATION)

Certified Copy of the Independent Auditors' Report on Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

May 8, 2007

To the Board of Directors of Mitsubishi Materials Corporation

KPMG AZSA & Co.

Designated Partner, Executive Partner
Certified Public Accountant: Kenji Sakurai
Designated Partner, Executive Partner
Certified Public Accountant: Yoshiyuki Yamasaki
Designated Partner, Executive Partner
Certified Public Accountant: Yoshiaki Uesaka

Pursuant to Article 444, Paragraph 4, of the Corporation Law, we have audited the consolidated financial statements, that is, the Consolidated Balance Sheet, the Consolidated Statement of Operations, the Consolidated Statement of Changes in Shareholders' Equity and the Notes to the Consolidated Financial Statements of Mitsubishi Materials Corporation ("the Company") and its consolidated subsidiaries, for the fiscal year from April 1, 2006, to March 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As a result of our audit, in our opinion, the consolidated financial statements referred to above present, in all material respects, fairly the financial position and the results of operations of the corporate group consisting of Mitsubishi Materials Corporation and the consolidated subsidiaries for the period pertaining to the consolidated financial statements above, in compliance with business accounting standards generally accepted in Japan.

(Additional Information)
As discussed in the "Basis of Presenting the Consolidated Financial Statements" in the Notes to the Consolidated Financial Statements, the Company has applied the "Accounting Standard for Measurement of Inventories, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" and the revised "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve and Its Implementation Guidance" to the consolidated financial statements above, effective from this fiscal year. The Company also has changed the accounting method for income from industrial waste treatment in the Cement business segment and for loss on disposal of fixed assets.

Our firm and the executive partner do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

[Translation]

(TRANSLATION)

Certified Copy of the Audit Report of the Board of Corporate Auditors

CORPORATE AUDITORS' REPORT

Regarding the execution of duties by directors for the 82nd Fiscal Year, which began April 1, 2006, and ended March 31, 2007, the Board of Corporate Auditors of Mitsubishi Materials Corporation (the "Company") hereby submits its audit report, which has been prepared through discussions based on the audit reports prepared by the respective corporate auditors.

1. Auditing Methods Employed by Corporate Auditors and the Board of Corporate Auditors and Substance Thereof

The Board of Corporate Auditors determined auditing policies, assigned tasks and other guidelines, received reports about the progress and results of audits from each corporate auditor, received reports on the execution of their duties and requested explanations, as required, from the directors and the Independent Auditors.

In compliance with the audit standards specified by the Board of Corporate Auditors and based on the auditing policies, assigned tasks and other guidelines above, each corporate auditor has communicated with the directors and other relevant personnel of the internal audit department to collect the necessary information and improve the auditing environment. Similarly, each corporate auditor has attended the meetings of the Board of Directors and other important meetings, heard about the execution of their duties from the directors and other relevant personnel, requested explanations therefrom, as required, examined important authorized documents and associated information, and studied the operations and financial position at the head office and principal offices. In addition, each corporate auditor has supervised and verified the substance of the resolution adopted by the Board of Directors and the current situation of in-house systems ("internal control systems") that have been improved pursuant to the resolution concerned, with regard to the improvement of systems as stipulated in Article 100, Paragraphs 1 and 3, of the Ordinance for Enforcement of the Corporation Law as the systems to ensure compliance of the execution of duties by directors with laws, regulations and the Articles of Incorporation and other systems deemed necessary to ensure the propriety of business operation of a joint stock corporation. As for the fundamental policy stipulated in Article 127, Item 1, and each initiative set forth in Article 127, Item 2, of the Ordinance for Enforcement of the Corporation Law, corporate auditors have studied their content based on the circumstances of deliberations at the Board of Directors and other organs. Moreover, the corporate auditors have communicated and exchanged information with directors, corporate auditors and other relevant personnel of the subsidiaries, and received reports on operations therefrom, as required. In the manner explained above, the corporate auditors have examined the Business Report and supplementary schedules thereof pertaining to the fiscal year ended March 31, 2007.

Furthermore, the corporate auditors have supervised and verified whether the Independent Auditors maintain independence and have done appropriate audits, and also have received reports on the execution of their duties and requested explanations, as required, from the Independent Auditors. The corporate auditors have been notified that the Independent Auditors are streamlining the "Systems to Ensure Appropriate Execution of Duties" (Matters set forth in Article 159 of the Ordinance for Corporate Accounting) according to the "Standards for Quality Control of Audit" (issued by the Business Accounting Deliberation Council on October 28, 2005) and requested explanations, as required. In the manner explained above, the corporate auditors have examined the financial statements (Balance Sheet, Statement of Operations, Statement of Changes in Shareholders' Equity and Notes to the Financial Statements) and supplementary schedules thereof of the Company, as well as the consolidated financial statements (Consolidated Balance Sheet, Consolidated Statement of Operations, Consolidated Statement of Changes in Shareholders' Equity and Notes to the Consolidated Financial Statements), pertaining to the fiscal year ended March 31, 2007.

2. Audit Results

(1) Audit results regarding the Business Report, etc.

i) In our opinion, the Business Report and the supplementary schedules thereof fairly represent the Company's conditions in accordance with the related laws and regulations, and the Articles of Incorporation.
ii) We have found no evidence of wrongful action or material violation of laws, regulations or the Articles of Incorporation by any directors with regard to the execution of their duties.
iii) In our opinion, the substance of the resolution regarding the internal control systems is fair and reasonable. We have found no matters to remark with regard to the execution of duties by the directors concerning the internal control systems.
iv) We have found no matters to remark with regard to the "Fundamental Policy Concerning the Control of the Company" (Fundamental Policy regarding the party controlling decisions on the Company's finance and operating policies) described in the Business Report. In our opinion, each framework under Article 127, Item 2, of the Ordinance for Enforcement of the Corporation Law is in line with the Fundamental Policy, does not harm the corporate values and the common interests of the shareholders or aim to maintain the status of the Company's officers.

(2) Audit results regarding the financial statements and the supplementary schedules thereof

In our opinion, the audit methods and results employed and rendered by the Independent Auditors, KPMG AZSA & Co., are fair and reasonable.

(3) Audit results regarding the consolidated financial statements

In our opinion, the audit methods and results employed and rendered by the Independent Auditors, KPMG AZSA & Co., are fair and reasonable.

Regarding the Osaka Amenity Park (OAP) business in which the Company has engaged in recent years, the Company was imposed an administrative penalty of a 2-week suspension of business beginning June 12, 2006, for business affairs related to the real estate business by the Metropolis of Tokyo. We as corporate auditors intend to further focus our efforts on reinforcing our audit to prevent a similar serious situation from occurring.

May 9, 2007

Board of Corporate Auditors of Mitsubishi Materials Corporation

Standing Corporate Auditor Yoshimitsu Moriya
Standing Corporate Auditor Yoshio Fujiwara
Standing Corporate Auditor Nobuaki Naito
Corporate Auditor Akio Utsumi

Note: Standing Corporate auditors Yoshimitsu Moriya and Corporate Auditor Akio Utsumi are outside corporate auditors as stipulated in Article 2, Item 16, and Article 335, Paragraph 3, of the Corporation Law.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

Tender Offer/Rights Offering
Notification Form
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) .... ☐

Securities Act Rule 802 (Exchange Offer) .... ☒

Exchange Act Rule 13e-4(h) (Issuer Tender Offer) .... ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) .... ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) .... ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7) ☒

Sambo Copper Alloy Co., Ltd.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Mitsubishi Materials Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Keisuke Yamanobe, General Manager
Administration Department
8-374, Sambo-cho, Sakai-ku,
Sakai City, Osaka Prefecture 590-0906, Japan
+81 072-233-1161

(Name, Address (including zip code) and Telephone Number (including area code) of Persons Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 26, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I–INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

The following document is attached as an exhibit to this Amendment No. 1 to Form CB:

99.1 English translation of the Convocation Notice of an Extraordinary General Meeting of Shareholder, dated November 13, 2007.

Item 2. Informational Legends.

The legends required under Rule 802(b) under the Securities Act of 1933, as amended, are included in the attached exhibits, as applicable.

PART II–INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

99.2* Press release, dated October 26, 2007.

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* Previously furnished to the U.S. Securities and Exchange Commission as an exhibit to Form CB, filed on October 26, 2007.

PART III–CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the original Form CB on October 26, 2007, Mitsubishi Materials Corporation filed a written irrevocable consent and power of attorney on Form F-X with the U.S. Securities and Exchange Commission.

PART IV–SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



By:
Name: Yoichi Taguchi
Title: Managing Director

Dated: November 13, 2007

Exhibit Index

Exhibit	Description
99.1	English translation of the Convocation Notice of an *Extraordinary General Meeting of Shareholders*, dated November 13, 2007 and submitted to the shareholders of Sambo Coppery Alloy Co., Ltd., regarding the approval of the Share Exchange Agreement by and between Mitsubishi Materials Corporation and Sambo Copper Alloy Co., Ltd. to make Sambo Copper Alloy Co., Ltd. a wholly owned subsidiary of Mitsubishi Materials Corporation.
99.2*	English translation of press release, dated October 26, 2007 and submitted to the Tokyo Stock Exchange, Inc., announcing a share exchange agreement between Mitsubishi Materials Corporation and Sambo Copper Alloy Co., Ltd. to make Sambo Copper Alloy Co., Ltd. a wholly owned subsidiary of Mitsubishi Materials Corporation.

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* Previously furnished to the U.S. Securities and Exchange Commission as an exhibit to Form CB, filed on October 26, 2007.

Exhibit 99.1

Please note that the following purports to be an excerpt translation from the Japanese original notice of an extraordinary general meeting of shareholders of Sambo Copper Alloy Co., Ltd. prepared for the convenience of shareholders outside Japan with voting rights. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

November 13, 2007

To Our Shareholders

Sambo Copper Alloy Co., Ltd.

NOTICE OF
AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the extraordinary general meeting of shareholders of Sambo Copper Alloy Co., Ltd. (the "Company") to be held as described below.

If you are unable to attend the meeting, after reviewing the document entitled "Reference for the General Meeting of Shareholders" attached hereto, please exercise your voting rights by indicating your approval or disapproval of the respective matters to be resolved and return the attached proxy* form with your signature and seal thereon to the Company, so that it will reach us no later than **November 20, 2007 (Tuesday).**

Yours truly,

Takao Hashida, President
Sambo Copper Alloy Co., Ltd.
8-374, Sambo-cho, Sakai-ku, Sakai-shi, Osaka

Details

1. Date and Time: 10 a.m., November 21, 2007 (Wednesday)

2. Place: Conference Room No. 1 of the Company
8-374, Sambo-cho, Sakai-ku, Sakai-shi, Osaka

3. Meeting Agenda: *Matters to be Resolved*

First Item of Business: Approval of the Share Exchange Agreement Signed Between Mitsubishi Materials Corporation and the Company

Second Item of Business: Dividends from Surplus

---

* If you exercise your voting rights by proxy on the day of the meeting, your proxy is requested to submit a power of attorney certifying the authority granted by you, the shareholder, to act as your proxy. You are limited to a single proxy who must be a shareholder of the company with voting rights.

Reference for the General Meeting of Shareholders

FIRST ITEM OF BUSINESS: *APPROVAL OF THE SHARE EXCHANGE AGREEMENT SIGNED BETWEEN MITSUBISHI MATERIALS CORPORATION AND THE COMPANY*

1. Reason for Conducting a Share Exchange with Mitsubishi Materials Corporation

The Company was established in 1935 and has received a stable provision of copper bullion as a raw material for our products from Mitsubishi Metal Mining Company Ltd. (currently Mitsubishi Materials Corporation) since it made an equity participation in the Company in 1965. The Company conducted capital increases in 1997 and 1999 and has occupied an important position as a consolidated subsidiary of Mitsubishi Materials Corporation ("Mitsubishi Materials"). On July 28, 2006, Mitsubishi Materials, Mitsubishi Shindoh Co., Ltd. ("Mitsubishi Shindoh") and the Company agreed to a study regarding a business alliance for the copper alloy business for the purpose of enhancing the strength of product development, cost competitiveness and marketing capabilities in the pursuit of joint development and/or effective utilization of production facilities. As a result, the three parties agreed on a shared recognition that synergies could be maximized if Mitsubishi Shindoh and the Company became wholly owned subsidiaries of their parent company, Mitsubishi Materials, and subsequently merged. Additionally, the Company determined that becoming a wholly owned subsidiary of Mitsubishi Materials would be an optimal way to mutually increase the corporate value of the Company and the Mitsubishi Materials Group to enable swifter groupwide decision-making of operations, thereby accelerating a scale-up expansion and a further increase in the competitive edge of the Group's copper business. Based on the conclusion of the management that the merged entity would be able to meet the expectations of our shareholders, Mitsubishi Materials and the Company entered into a share exchange agreement as described below.

The Company is scheduled to merge with Mitsubishi Shindoh by April 1, 2008, after becoming a wholly owned subsidiary of Mitsubishi Materials through the share exchange. Mitsubishi Shindoh also entered into a similar share exchange agreement with Mitsubishi Materials to become a wholly owned subsidiary of Mitsubishi Materials.

We hope you carefully review the detailed circumstances described in this notice and approve the proposed agreement.

2. Content of the Share Exchange Agreement

The text of the Share Exchange Agreement, which was entered into, on October 26, 2007, by and between Mitsubishi Materials and the Company, is as shown below.

Share Exchange Agreement (Copy)

Mitsubishi Materials Corporation (with address at 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo; hereinafter "Mitsubishi Materials") and Sambo Copper Alloy Co., Ltd. (with address at 8-374, Sambo-cho, Sakai-ku, Sakai-shi, Osaka; hereinafter "Sambo Copper Alloy") shall agree and enter into the agreement (hereinafter "this Agreement") regarding the share exchange between Mitsubishi Materials and Sambo Copper Alloy as described below.

Article 1 (Share Exchange)

Mitsubishi Materials and Sambo Copper Alloy shall conduct a share exchange (hereinafter the "Share Exchange") in accordance with this Agreement so that Mitsubishi Materials becomes the wholly owning parent of Sambo Copper Alloy and Sambo Copper Alloy becomes a wholly owned subsidiary of Mitsubishi Materials.

Article 2 (Shares to Be Issued in Association with the Share Exchange)

1. Mitsubishi Materials shall issue 9,658,262 shares of its common stock in association with the Share

Exchange and allot them to shareholders (including beneficial owners; hereinafter the same shall apply) whose names are registered or recorded in Sambo Copper Alloy's last register of shareholders (including the register of beneficial owners; hereinafter the same shall apply) other than Mitsubishi Materials on the day preceding the Effective Date (defined in Article 5 below; hereinafter the same shall apply) for shares held by such shareholders at the rate of 1.25 shares of Mitsubishi Materials' common stock for each share of Sambo Copper Alloy's common stock. Provided, however, that Mitsubishi Materials shall not issue any shares for 14,142,490 shares of Sambo Copper Alloy's common stock that Mitsubishi Materials currently holds.

2. Mitsubishi Materials shall issue shares of its common stock in association with the Share Exchange to shareholders whose names are registered or recorded in Sambo Copper Alloy's last register of shareholders other than Mitsubishi Materials on the day preceding the Effective Date for shares held by such shareholders at the rate of 1.25 shares of Mitsubishi Materials' common stock for each share of Sambo Copper Alloy's common stock.

Article 3 (Amounts of Capital and Reserves of Mitsubishi Materials)

The capital and several reserves of Mitsubishi Materials, which should increase in association with the Share Exchange, shall be as follows:

(1) Capital: ¥0

(2) Additional paid-in capital: Full amount of the variable paid-in capital paid by shareholders, which is stipulated in Article 68, Paragraph 1, Item 1-b, of the Ordinance for Corporate Accounting

(3) Legal reserve: ¥0

Article 4 (General Meeting of Shareholders for Approval of the Share Exchange Agreement, etc.)

1. Sambo Copper Alloy shall convene a general meeting of shareholders with November 21, 2007, as the intended date for the meeting, and request its shareholders to adopt a resolution for approval of this Agreement and matters considered necessary for the Share Exchange. Provided, however, that the date for the meeting may be changed to another day, as required, through consultations between Mitsubishi Materials and Sambo Copper Alloy.

2. Mitsubishi Materials will conduct the Share Exchange through a procedure that requires no approval of a general meeting of shareholders according to Article 796, Paragraph 3, of the Corporation Law.

Article 5 (Effective Date)

The due date for making the Share Exchange effective (hereinafter "Effective Date") shall be December 28, 2007. Provided, however, that the Effective Date is subject to change through consultations between Mitsubishi Materials and Sambo Copper Alloy if so required depending on the proceeding of the Share Exchange procedure.

Article 6 (Management of Corporate Properties)

1. Mitsubishi Materials and Sambo Copper Alloy shall continuously execute their respective operations of business and conduct management and operation of their properties, under the sufficient care of competent managers during the period from the signing date of the contract until the Effective Date. Any action that may have significant effects on any property and rights and/or obligations of the respective parties shall be taken after prior consultations between the parties.

2. Mitsubishi Materials may distribute dividends from surplus to its shareholders or registered pledgees of shares whose names are registered or recorded in Mitsubishi Materials' last register of shareholders as of

September 30, 2007, not exceeding the following amount:
¥4.00 per share for a total amount of ¥5,008,369,944.

3. Sambo Copper Alloy may distribute dividends from surplus to its shareholders or registered pledgees of shares whose names are registered or recorded in Sambo Copper Alloy's last register of shareholders as of November 13, 2007, not exceeding the following amount:
   ¥3.00 per share for a total amount of ¥68,007,300.

4. Other than as set forth in paragraphs 2 and 3 above, following the execution of this Agreement, Mitsubishi Materials and Sambo Copper Alloy shall not carry out any distribution of surplus, the record date of which is prior to the Effective Date of this Agreement.

Article 7 (Change to the Conditions of the Share Exchange and Termination of this Agreement)

Should any significant change to the financial conditions or management circumstances of either Mitsubishi Materials or Sambo Copper Alloy happen due to any cause such as an act of God during the period from the signing date of the contract until the Effective Date, should any serious disturbance to the execution of the Share Exchange happen or should the achievement of this Agreement become difficult in anyway, conditions of the Share Exchange and/or provisions of this Agreement may be changed or this Agreement may be terminated through consultations between the parties.

Article 8 (Validity of this Agreement)

1. This Agreement shall become void and invalid in case the proposed item of business is not approved at the general meeting of shareholders set forth in Article 4, Paragraph 1, of this Agreement.

2. Should circumstances require an approval of a general meeting of shareholders of Mitsubishi Materials in compliance with Article 796, Paragraph 4, of the Corporation Law, the issue will be addressed and resolved through consultations between Mitsubishi Materials and Sambo Copper Alloy.

3. This Agreement shall become void and invalid in case an approval of the authorities concerned cannot be obtained with regard to the Share Exchange.

Article 9 (Matters for Consultation Between the Parties)

Any matters other than those stipulated in this Agreement, which would become necessary for conducting the Share Exchange, shall be determined through consultations between Mitsubishi Materials and Sambo Copper Alloy in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, this Agreement has been executed in duplicate with respective signatures and seals thereon, with one copy to be held by each party.

October 26, 2007

Mitsubishi Materials:
Akihiko Ide, President
Mitsubishi Materials Corporation
5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo

Sambo Copper Alloy:
Takao Hashida, President
Sambo Copper Alloy Co., Ltd.
8-374, Sambo-cho, Sakai-ku, Sakai-shi, Osaka

3. Outline of the Content Stipulated in Article 184 of the Ordinance for Enforcement of the Corporation Law

(1) Matters regarding the propriety of the total exchange value, as well as other matters regarding the propriety of the computation method and the allotment of the exchange value

To ensure the fairness and appropriateness of the share exchange ratio to be calculated in the share exchange, the Company designated GCA Co., Ltd. (hereinafter "GCA"), whereas Mitsubishi Materials designated Mitsubishi UFJ Securities, Co., Ltd. (hereinafter "Mitsubishi UFJ Securities"), as their respective third-party institutions to perform the calculation of the share exchange ratio.

To calculate the value of the stock of the respective companies, GCA adopted the market value average method for Mitsubishi Materials, the multiple method (a method which applies multiples to the comparable company's financial metrics) and the discounted cash flow (DCF) method for the Company. Mitsubishi UFJ Securities adopted the market value average method for Mitsubishi Materials, and the multiple method (a method which applies multiples to the comparable company's financial metrics) and the discounted cash flow (DCF) method for the Company. In applying the market value average method, GCA and Mitsubishi UFJ Securities adopted the average closing price per share on all trading days during the six-month, three-month and one-month periods ending on October 19, 2007, the reference date for evaluation for Mitsubishi Materials.

Mitsubishi Materials and the Company considered the share exchange figures with reference to the calculation results on the share exchange ratio, which were submitted by the respective aforementioned third-party advisors and, as a result of subsequent negotiations and discussions, both parties approved the final share exchange ratio as reasonable and acceptable for their respective shareholders at meetings of their respective boards of directors held on October 26, 2007 and signed the share exchange agreement on the same day.

In order to avoid any conflict of interests with minority shareholders, at the Company's board of directors meeting, Mitsubishi Materials' senior executive officer who concurrently serves as a director of the Company was not present at the deliberations or resolution of the share exchange agreement. Additionally, at the Company board of directors meeting, Mitsubishi Materials' executive officer and an employee who concurrently serve as the Company's auditors were not present at the deliberations of the share exchange agreement.

The share exchange ratio is subject to change by the mutual agreement of both companies in the event of a substantial change to any conditions on which the calculation is based.

Company	Mitsubishi Materials (wholly owning parent)	Sambo Copper Alloy (wholly owned subsidiary)
Share exchange ratio	1	1.25

(Mitsubishi Materials will issue 1.25 shares of its common stock for each share of Sambo Copper Alloy's common stock.)

(2) Reason for having chosen the relevant type of property (Mitsubishi Materials' stock) as an exchange value

The Company determined Mitsubishi Materials' common stock, in comparison to cash, to be an appropriate consideration as exchange value by taking into account its sustainable convertibility into money and the possibility of increased stock value that may be enjoyed by our shareholders in the future if the aforementioned synergies as stated in "1. Reason for Making a Share Exchange with Mitsubishi Materials" are materialized.

(3) Matters regarding the propriety of capital and reserves of Mitsubishi Materials

The capital and several reserves of Mitsubishi Materials, which should increase in association with the share exchange, are as follows:

1) Capital: ¥0

2) Additional paid-in capital: Full amount of the variable paid-in capital paid by shareholders, which is stipulated in Article 68, Paragraph 1, Item 1-b, of the Ordinance for Corporate Accounting

3) Legal reserve: ¥0

(4) Articles of Incorporation of Mitsubishi Materials

As for the Articles of Incorporation of Mitsubishi Materials, please refer to the attached "Articles of Incorporation of Mitsubishi Materials Corporation."

(5) Markets where the chosen exchange value is traded

Transactions of shares of Mitsubishi Materials' stock are conducted on the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange.

(6) Those who engage in transactions of the exchange value as intermediaries, brokers or deputy agents

As Mitsubishi Materials' stock is listed on the stock exchanges as referenced above, ordinary securities companies trade and handle them as intermediaries and/or brokers.

(7) Matters regarding market prices of Mitsubishi Materials' stock

Below is a table indicating the stock price fluctuations (on the First Section of the Tokyo Stock Exchange) of Mitsubishi Materials' stock for the past three fiscal terms.

	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007
Opening price	253	252	630
Peak price	280	675	655
Lowest price	189	230	388
Closing price	256	629	559
P/E ratio (consolidated)	17.73	12.16	9.27

The latest stock prices of Mitsubishi Materials' stock and other relevant information are available, for example, at the Tokyo Stock Exchange's Web site (http://www.tse.or.jp/).

(8) Matters regarding financial statements, etc.

As for Mitsubishi Materials' financial statements and other documents associated with the latest fiscal term, please refer to the attached "Financial statements for the 82nd fiscal year."

(9) Matters that may have significant effects on corporate properties after the closing date of the latest fiscal term

1) None applicable for the Company.

2) The following items may be mentioned for Mitsubishi Materials:

a) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on December 22, 2006, to absorb Mitsubishi Materials Polycrystalline Silicon Corporation, a wholly owned consolidated subsidiary, and merged it on April 1, 2007, in accordance with a share exchange agreement dated December 22, 2006.

b) Mitsubishi Materials resolved at an extraordinary Board of Directors meeting held on May 10, 2007, to absorb Mitsubishi Materials Kobe Tools Corporation, a wholly owned consolidated subsidiary, and merged it on October 1, 2007, in accordance with a share exchange agreement dated May 10, 2007.

c) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on May 25, 2007, to conduct a share exchange for the purpose of making Ryoko Sangyo Corporation, a consolidated subsidiary in which Mitsubishi Materials has a stake of 67.8%, a wholly owned subsidiary, and made it a wholly owned subsidiary through a share exchange on August 1, 2007, in accordance with a share exchange agreement dated May 25, 2007.

d) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on May 25, 2007, to completely hand over its gold bonding wire business to the Tanaka Kikinzoku Group (Tanaka Kikinzoku Kogyo K.K. and Tanaka Denshi Kogyo K.K.) and transferred it for value to Tanaka Denshi Kogyo K.K. on October 1, 2007, in accordance with a master agreement dated May 25, 2007, and a Kyushu-bunkatsu (absorption-type company split) agreement dated July 27, 2007.

e) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on October 26, 2007, to conduct a share exchange for the purpose of making Mitsubishi Shindoh, a consolidated subsidiary in which Mitsubishi Materials has a stake of 51.0%, a wholly owned subsidiary as of February 1, 2008, and signed a share exchange agreement with Mitsubishi Shindoh on October 26, 2007.

f) Mitsubishi Materials resolved at an ordinary Board of Directors meeting held on October 26, 2007, to conduct a share exchange for the purpose of making Sambo Copper Alloy, a consolidated subsidiary in which Mitsubishi Materials has a stake of 62.4%, a wholly owned subsidiary as of December 28, 2007, and signed a share exchange agreement with Sambo Copper Alloy on October 26, 2007.

SECOND ITEM OF BUSINESS: ***DIVIDENDS FROM SURPLUS***

In conducting the share exchange for which your approval is requested as per the First Item of Business above, the Company intends to distribute dividends from surplus to shareholders whose names are registered or recorded in the last register of shareholders as of November 13, 2007, in the following manner.

This Second Item of Business shall be effective on condition that the First Item of Business is approved and that a distributable amount, which corresponds to the total amount of dividends from surplus, exists as of the date set forth in item (3) below.

(1) Type of property for dividends

The property for dividends shall be money.

(2) Matters regarding the allotment of the property for dividends and the total amount thereof

¥3 per share of the Company's common stock. The total amount of dividends shall be the product of dividend per share of the Company's common stock multiplied by the Company's total number of shares issued, not to exceed the amount of ¥68,007,300.

(3) Effective date of the dividends from surplus

December 25, 2007

Mitsubishi Materials and Sambo Copper Alloy are Japanese companies. Information distributed in connection with the proposed share exchange transaction is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the companies are located in Japan, and some or all of their officers or directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the companies may purchase shares of Sambo Copper Alloy otherwise than under the share exchange, such as in privately negotiated purchases.

ATTACHMENTS

[Translation]

Power of Attorney

I hereby grant power of attorney to [ ] with respect to the following matters.

Attendance at the extraordinary general meeting of shareholders of Sambo Copper Alloy Co., Ltd. to be held on November 21, 2007 (also in the event of any adjournment or continuation thereof), and exercise of voting rights in accordance with my instructions with regard to the following agenda items (Approve or Reject is to be marked with a circle).

However, where I have not given any instructions with respect to approval or rejection of the agenda items or where a revised version of the original draft has been submitted, a blank power of attorney will be given.

Agenda Item 1	With regard to original draft	Approve	Reject
Agenda Item 2	With regard to original draft	Approve	Reject

November [ ], 2007

No. of owned shares: [ ] shares Shareholder name:



Place for notified seal

[Translation]

ARTICLES OF INCORPORATION


MITSUBISHI MATERIALS CORPORATION

Articles of Incorporation
of
Mitsubishi Materials Corporation

Chapter I. General Provisions

Article 1. (Trade Name)

The name of the Corporation shall be 'Mitsubishi Materiaru Kabushiki Kaisha', and it shall be called in English as 'Mitsubishi Materials Corporation'.

Article 2. (Objectives)

The objectives of the Corporation shall be to engage in the following businesses:

1. Manufacture and sales of copper, lead, zinc, gold, silver, tin, copper wire rods, copper cakes and billets, copper tubes, and other non-ferrous and precious metal products;

2. Manufacture and sales of cement, cement solidifying materials, processed products of cement and ceramic products;

3. Manufacture and sales of ultra-hard-metal alloys and tools, diamond tools, sintered metal components, oleo bearings, and other powder metallurgy products;

4. Manufacture and sales of corrosion-resistant and heat-resistant alloys, copper alloys, zinc alloys for die-casting, precision cast and wrought products, and other non-ferrous alloys;

5. Manufacture and sales of precision moulds, machinery, equipment and devices for general industrial use, storage containers, transport containers, vehicles, and housing equipment;

6. Manufacture and sales of aluminium beverage cans, can tops and lids and other beverage and food containers, and collection of used aluminium cans;

7. Manufacture and sales of silicon for semiconductors, gold bonding wires and precision rolled products, sputtering targets, high purity materials, quartz products, selenium, tellurium, minor metals, electro-conductive powders and other components for electronics and telecommunications devices as well as materials thereof, and other electrical equipment and appliances;

8. Purchases and sales of petrol, naphtha, kerosene, light oil, heavy oil, asphalt, lubricating oil, liquefied petroleum gas and other petroleum-related products, and production and sales of coal, coke, iron ore and other minerals;

9. Production, process and sales of gravel, sand, rubble and other materials for civil engineering and construction, and quarrying business;

10. Manufacture and sales of ceramic condensers, surge absorbers, thermistors, varistor, noise filters, resistors, ceramic artificial bones and other special ceramic products:

11. Manufacture and sales of sulphuric acid, silico-chemicals, fluoro-chemicals, pigments, electrolytic magnesia, calcium carbonate and other inorganic chemical products, and concrete admixtures, paints, tyres and other organic chemical products;

12. Research, study, development, design, construction, operation and technical services in the filed of nuclear power and undertaking of provision thereof, and manufacture and sales of nuclear fuels;

13. Manufacture and sales of medicines, medical devices and food additives;

14. Research, study and development in the field of biochemistry, microbiology and other bioscience, and manufacture and sales of microbial preparations and enzyme preparations utilising technologies acquired by such research and development;

15. Development, manufacture, sales, lease and licensing of devices, systems and software related to data processing and telecommunication, and undertaking of provision of services related thereto;

16. Design, supervision and execution of civil engineering and construction, machine-installation and electric works, and other construction related works;

17. Mining, smelting and refining, metal fabrication, chemical engineering, power supply, manufacture of fertilisers and salt, agriculture and forestry, and disposal of public, industrial and medical wastes;

18. Purchases and sales, research, study, development, planning, design, technical instruction, undertaking of works, consulting and engineering services of raw materials, components and products related to each of the foregoing businesses;

19. Forwarding, insurance agency, wholesale, transport by local railways and automobiles, ocean-freight forwarding, agency, warehousing and travel agency businesses;

20. Purchases and sales, lease and management of real properties, intermediation related thereto, and land development;

21. Operation, management, lease and provision of management services of facilities for health, sporting, tourism and recreation; and

22. Any business incidental to each of the above items.

Article 3. (Head Office)

The Corporation shall have its head office in Chiyoda-ku, Tokyo.

Article 4. (Public Notice Method)

Public notices of the Corporation shall be given in the Nihon Keizai Shimbun published in Tokyo.

Chapter II. Shares

Article 5. (Total Number of Issuable Shares)

The total number of the Corporation's issuable shares shall be two billion six hundred eighty three million one hundred sixty two thousand (2,683,162,000) shares.

Article 6. (Issuance of Share Certificates)

The Corporation shall issue share certificates relating to the shares.

Article 7. (Acquisition of Corporation's Own Shares)

The Corporation may acquire its own shares through market transactions etc. by a resolution of the Board of Directors pursuant to the stipulation of Paragraph 2 of Article 165 of the Companies Law.

Article 8. (Number of Unit Shares –*Tangen Kabushiki*- and Non-issuance of Certificates of Shares for Less Than a Unit – *Tangen-miman Kabushiki*-)

1. The number of unit shares of the Corporation shall be one thousand (1,000).

2. The Corporation, notwithstanding the provision of Article 6, shall not issue certificates relating to shares less than a unit; provided, however, this may not apply where otherwise provided in the Share Handling Regulations.

Article 9. (Rights concerning Shares Less Than a Unit)

Shareholders (hereinafter, such term shall include beneficial shareholders) who have the shares less than a unit may not exercise the rights concerning their shares less than a unit except for the following rights:

1. rights stipulated in each Item of Paragraph 2 of Article 189 of the Companies Law;

2. rights to make a request under the provision of Paragraph 1 of Article 166 of the Companies Law;

3. rights to receive allotment of offering shares and allotment of offering share warrants pro rated to the number of shares owned by the shareholders; and

4. rights to make a request stipulated in the next Article.

Article 10. (Additional Purchase of Shares Less Than a Unit)

The Corporation's shareholders who have the shares less than a unit may, in accordance with the provision of the Share Handling Regulations, request the Corporation to sell and transfer to them the number of shares which shall become a unit if combined with their holding shares less than a unit.

Article 11. (Share Handling Regulations)

The handling and fees relating to the shares and the share warrants of the Corporation and procedures etc. relating to exercise of shareholders' rights toward the Corporation shall, in addition to laws and regulations or the Articles of Incorporation, be governed by the Share Handling Regulations established by the Board of Directors.

Article 12. (Administrator of Register of Shareholders)

1. The Corporation shall have an Administrator of Register of Shareholders.

2. The Administrator of Register of Shareholders and its place of business shall be determined by resolution of the Board of Directors and shall be notified in public.

3. The production and maintenance of the Corporation's register of shareholders (hereinafter, such term shall include the register of beneficial shareholders), the register of share warrants, the register of lost share certificates and other administrative works relating to the register of shareholders, the register of share warrants and the register of lost share certificates shall be entrusted to the Administrator of Register of Shareholders and shall not be handled at the Corporation.

Article 13. (Record Date)

Unless otherwise provided for by the Articles of Incorporation, the Corporation shall deem the shareholders or the registered pledgees of shares entered or recorded in the final Register of Shareholders as of a specific date, to be specified by the prior public notice thereof if necessary, as those who are entitled to exercise the rights of the shareholders or the registered pledgees of shares.

Article 14. (Matters to be Notified by Shareholders etc.)

1. Shareholders, pledgees or their legal representatives shall notify their names, addresses and seal impressions in accordance with the Share Handling Regulations. The same shall apply in case of any change in such matters. However, foreigners who customarily sign their names may substitute their specimen signatures for seal impressions.

2. Shareholders, pledgees or their legal representatives residing abroad shall designate their mailing addresses or appoint their resident agents in Japan, and shall notify thereof in accordance with the Share Handling Regulations. The same shall apply in case of any change in such matters.

Chapter III. General Meeting of Shareholders

Article 15. (Convocation of General Meeting of Shareholders)

1. The ordinary general meeting of shareholders shall be convened in June every year, and the extraordinary general meeting of shareholders may be convened whenever necessary.

2. The record date relating to voting rights at the ordinary general meeting of shareholders shall be 31 March of every year.

Article 16. (Convenor and Chairman of General Meeting of Shareholders)

The general meeting of shareholders shall be convened by the President Director based on a resolution of the Board of Directors and the President Director shall become the Chairman, unless otherwise provided for by laws and regulations. In case that the President Director is prevented from so acting, other Director shall replace this in the order previously determined by the Board of Directors.

Article 17. (Disclosure and Deemed Supply of Reference Documents of General Meeting of Shareholders etc. through Internet)

At the time of convening the general meeting of shareholders, it may be deemed that the Corporation has supplied toward the shareholders information which must be described or expressed in the reference documents of the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements by disclosing in a way to use the Internet in compliance with the stipulations of laws and regulations.

Article 18. (Exercise of Voting Rights by Proxy)

A shareholder may exercise his/her voting rights by appointing one (1) another shareholder of the Corporation having voting rights as his/her proxy. In such case, the shareholder or the proxy must submit to the Corporation a written document to prove such proxy each time of the general meeting of shareholders.

Article 19. (Diverse Exercise of Voting Rights)

A shareholder who holds shares for others must, where he/she exercises the holding voting rights without unification, notify the Corporation in writing of the effects and the reasons not later than three (3) days prior to the meeting date of the general meeting of shareholders.

Article 20. (Resolution of General Meeting of Shareholders)

1. Unless otherwise provided for by laws and regulations or by the Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority vote of the voting rights of shareholders present who are entitled to exercise their voting rights.

2. The resolution stipulated in Paragraph 2 of Article 309 of the Companies Law shall be adopted, where shareholders holding one third (1/3) or more of voting rights of shareholders who are entitled to exercise voting rights are present, by two thirds (2/3) or more of such voting rights.

Article 21. (Minutes of General Meeting of Shareholders)

With regard to the proceedings of the general meeting of shareholders, the minutes shall be produced in accordance with the provision of laws and regulations, and the Chairman and the Directors present thereat shall affix the names with seals or electronically sign.

Chapter IV. Directors and Board of Directors

Article 22. (Setting up of Directors and Board of Directors)

The Corporation shall have not more than ten (10) Directors and the Board of Directors.

Article 23. (Method of Election of Directors)

1. The Directors shall be elected by a resolution of the general meeting of shareholders.

2. The resolution of the general meeting of shareholders for electing the Directors shall be adopted, where shareholders holding one third (1/3) or more of the voting rights of shareholders who are entitled to exercise the voting rights are present, by a majority vote of such voting rights.

3. The election of the Directors shall not be by cumulative voting.

Article 24. (Directors' Term of Office)

The term of office of the Directors shall be until the closing time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within one (1) year after the election.

Article 25. (Representative Directors and Directors with Executive Titles)

1. The Corporation shall have one (1) President Director.

2. The President Director shall be appointed by a resolution of the Board of Directors and shall be Representative Director.

3. The Corporation may have one (1) Chairman Director, and one (1) or more Executive Vice President Directors and Managing Directors.

4. The Chairman Director, the Executive Vice President Directors and the Managing Directors shall be determined by a resolution of the Board of Directors.

5. Representative Directors may, by a resolution of the Board of Directors, be selected from among the Directors with executive titles of the preceding Paragraph.

Article 26. (Convocation and Chairman of Board of Directors)

Meetings of the Board of Directors shall, except as otherwise provided for by laws and regulations, be convened by the Chairman Director, and the Chairman Director shall become the chairman. In case that the Chairman Director is prevented from so acting or vacant, the President Director shall replace this, and in case that the President Director is prevented from so acting, other Directors shall replace this in the order previously determined by the Board of Directors.

Article 27. (Convocation Notice of Board of Directors)

1. The convocation notice of a meeting of the Board of Directors shall be despatched toward each Director and Corporate Auditor not later than four (4) days prior to the meeting date; provided, however, that this period may be shortened in case of urgency.

2. Where all of the Directors and the Corporate Auditors so agree, a meeting of the Board of Directors may be held without going through the procedure of convocation.

Article 28. (Resolutions and Minutes of Board of Directors)

1. A resolution of the Board of Directors shall be adopted, where a majority of the Directors who are entitled to participate in the decision are present, by the majority vote.

2. With regard to the proceedings of the Board of Directors, the minutes shall be produced in accordance with the provision of laws and regulations, and the Directors and the Corporate Auditors present thereat shall affix the names with seals or electronically sign.

3. In case that the requirements of Article 370 of the Companies Law are fulfilled, the Corporation shall deem a resolution of the Board of Directors to be adopted.

Article 29. (Execution of Business by Representative Directors)

The Representative Directors shall execute the business of the Corporation based on the decision of the Board of Directors. However, they shall execute daily businesses at their own discretion.

Article 30. (Exemption of Directors' Liabilities)

1. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 426 of the Companies Law, may exempt Directors (including ex Directors) from their liabilities, to the extent permitted by laws and regulations, by resolution(s) of the Board of Directors.

2. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 427 of the Companies Law, may enter into agreements with the External Directors which adopt the amount stipulated by laws and regulations as the limit of the liabilities.

Chapter V. Corporate Auditors and Board of Corporate Auditors

Article 31. (Setting up of Corporate Auditors and Board of Corporate Auditors)

The Corporation shall have not more than five (5) Corporate Auditors and the Board of Corporate Auditors.

Article 32. (Method of Election of Corporate Auditors)

1. The Corporate Auditors shall be elected by a resolution of the general meeting of shareholders.

2. The resolution of the general meeting of shareholders for electing the Corporate Auditors shall be adopted, where shareholders holding one third (1/3) or more voting rights of shareholders who are entitled to exercise the voting rights are present, by a majority vote of the voting rights.

Article 33. (Corporate Auditors' Term of Office)

1. The term of office of the Corporate Auditors shall be until the closing time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within four (4) years after the election.

2. The term of office of any Corporate Auditor elected to fill a vacancy of a Corporate Auditor who resigned before the expiration of the term of office shall expire at the time of expiration of his/her predecessor's term of office.

3. The effective term of the election resolution of an alternative Corporate Auditor who is elected in accordance with the provision of Paragraph 2 of Article 329 of the Companies Law shall be until the starting time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within two (2) years after such resolution.

Article 34. (Standing Corporate Auditors)

1. The Corporation shall have one (1) or more Standing Corporate Auditors.

2. The Board of Corporate Auditors shall select Standing Corporate Auditor(s) from among Corporate Auditors.

Article 35. (Powers of Board of Corporate Auditors)

The Board of Corporate Auditors shall consist of all Corporate Auditors, shall have the powers provided for by laws and regulations, and may, by its resolution, determine matters related to the execution by the Corporate Auditors of their duties. However, such resolution may not prevent any Corporate Auditor from exercising his/her powers.

Article 36. (Convenor and Chairman of Board of Corporate Auditors)

1. The Board of Corporate Auditors may appoint a convenor of meetings of the Board of Corporate Auditors in advance; provided, however, that the other Corporate Auditors may not be prevented from convening meetings.

2. With regard to meetings of the Board of Corporate Auditors, the convenor of the preceding Paragraph shall be the chairman.

Article 37. (Convocation Notice of Board of Corporate Auditors)

1. The convocation notice of a meeting of the Board of Corporate Auditors shall be despatched toward each Corporate Auditor not later than four (4) days prior to the meeting date; provided, however, that this period may be shortened in case of urgency.

2. Where all of the Corporate Auditors so agree, a meeting of the Board of Corporate Auditors may be held without going through the procedure of convocation.

Article 38. (Resolutions and Minutes of Board of Corporate Auditors)

1. A resolution of the Board of Corporate Auditors shall be adopted by a majority vote of the Corporate Auditors.

2. With regard to the proceedings of the Board of Corporate Auditors, minutes shall be produced in accordance with the provision of laws and regulations, and the Corporate Auditors present thereat shall affix the names with seals or electronically sign.

Article 39. (Exemption from Corporate Auditors' Liabilities)

1. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 426 of the Companies Law, may exempt Corporate Auditors (including ex Corporate Auditors) from their liabilities, to the extent permitted by laws and regulations, by resolution(s) of the Board of Directors.

2. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 427 of the Companies Law, may enter into agreements with the External Corporate Auditors which adopt the amount stipulated by the laws and regulations as the limit of the liabilities.

Chapter VI. Accounting Auditors

Article 40. (Setting up of Accounting Auditors)

The Corporation shall have the Accounting Auditor(s).

Article 41. (Election of Accounting Auditors)

The Accounting Auditor(s) shall be elected by a resolution of the general meeting of shareholders.

Article 42. (Accounting Auditors' Term of Office)

1. The term of office of the Accounting Auditor(s) shall be until the closing time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within one (1) year after the election.

2. Unless otherwise resolved at the ordinary general meeting of shareholders of the preceding Paragraph, the Accounting Auditor(s) shall be deemed to be re-elected at such ordinary general meeting of shareholders.

Chapter VII Accounts

Article 43. (Business Year)

The business year of the Corporation shall be from 1 April of each year to 31 March of the following year.

Article 44. (Decision-Making Body of Dividends from Surplus, etc.)

The Corporation shall, with regard to the matters relating to dividends from surplus, etc. stipulated by each Item of Paragraph 1 of Article 459 of the Companies Law, decide them by resolutions of the Board of Directors, without resolutions of the general meetings of shareholders, unless otherwise provided for by laws and regulations.

Article 45. (Record Date of Dividends from Surplus)

1. The record date of the Corporation's year-end dividends shall be 31 March of every year.

2. The record date of the Corporation's interim dividends shall be 30 September of every year.

3. The Corporation may, in addition to the preceding two Paragraphs, make distribution of surplus by setting out record date(s).

Article 46. (Prescription Period)

Where dividend assets are pecuniary, if the dividends are not received for five (5) full years from the date of commencement of payment, the Corporation shall be released from the payment obligation.

[History]

Enacted on 1 April 1950	Amended on 28 May 1971	Amended on 27 June 1991
Amended on 31 July 1950	Amended on 30 May 1972	Amended on 29 June 1994
Amended on 30 November 1951	Amended on 30 May 1973	Amended on 26 June 1998

Amended on 1 December 1952
Amended on 29 November 1956
Amended on 29 May 1957
Amended on 28 November 1963
Amended on 27 November 1964
Amended on 30 May 1967
Amended on 30 May 1968
Amended on 29 May 1970
Amended on 29 November 1973
Amended on 1 December 1973
Amended on 30 May 1974
Amended on 30 May 1975
Amended on 29 June 1982
Amended on 27 June 1986
Amended on 29 June 1988
Amended on 1 December 1990
Amended on 29 June 1999
Amended on 29 June 2000
Amended on 27 June 2002
Amended on 27 June 2003
Amended on 29 June 2004
Amended on 29 June 2005
Amended on 29 June 2006

[Translation]

Documents Attached to the Notice of the 82nd Ordinary General Meeting of Shareholders

Report for Shareholders for 82nd Fiscal Year

(From April 1, 2006, to March 31, 2007)

Business Report
Balance Sheet
Statement of Operations
Statement of Changes in Shareholders' Equity
Notes to the Financial Statements
Consolidated Balance Sheet
Consolidated Statement of Operations
Consolidated Statement of Changes in Shareholders' Equity
Notes to the Consolidated Financial Statements
Certified Copy of the Independent Auditors' Report on Financial Statements
Certified Copy of the Independent Auditors' Report on Consolidated Financial Statements
Certified Copy of the Audit Report of the Board of Corporate Auditors

Mitsubishi Materials Corporation

[Translation]

Please note that the following purports to be an excerpt translation from the Japanese original Notice of Convocation of the 82nd Ordinary General Meeting of Shareholders of Mitsubishi Materials Corporation prepared for the convenience of shareholders outside Japan with voting rights. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

Business Report

(From April 1, 2006 to March 31, 2007)

Article 47. Particulars Concerning the State of the Group

1. Business Developments and Results

In the 82nd fiscal year, despite the continued high raw material and fuel prices persisting from the previous fiscal year, the Japanese economy attained a sustainable growth as rationalization efforts increased corporate earnings, which boosted capital investments and steadily improved the employment climate and earnings, in addition to strong demand overseas and stable domestic consumption.

Through the entire fiscal year under review, the Mitsubishi Materials Group continued to experience high raw material and fuel prices. Nevertheless, the Group performed generally well due to high prices for our main metals such as copper and brisk demand in the automotive, and information and electronics sectors, as well as growth in cement business in the United States.

The Group responded to such an operating environment by stabilizing its earnings structure as a final stage of the consolidated Medium-Term Management Plan, for which the fiscal year under review was the final year, and accelerating efforts to establish growth foundations to achieve success in our core businesses. Specifically, we concentrated management resources in our three growth fields— "Automotive," "Information and Electronics," and "Recycling" —while harnessing the strengths of integrated management; enhanced productivity by reinforcing facilities; and improved technologies by promoting collaborative development. In addition, the Group is aggressively implementing business alliances with other companies including the joint development of limestone mines in the cement business, with the aim of expanding earning opportunities. The Group is also strengthening its capital relationship with its subsidiaries and affiliates in the copper business and is maintaining a system to improve earnings capability based on the attainment of a unified business operation from the refining to the processing of copper as a group of companies. Moreover, the Group continued to direct concerted efforts to reinforce profitability and improve its financial structure. To reinforce profitability, we liquidated/transferred unprofitable businesses and enhanced operational efficiency in each sector. To improve the financial structure, with all our efforts, we dedicated to compress interest-bearing debt.

As a result of these factors, revenue increased in each business segment—Cement, Metals, and Electronic Materials & Components—and strategic investments from the previous year contributed to the improvement in profitability.

The consolidated net sales increased by 27.0% year on year to 1,452,108 million yen, and consolidated ordinary income increased for the fifth consecutive term and continued to break the record for the third consecutive term, rising 32.7% to 107,188 million yen.

The consolidated net income increased by 21.4% to 71,382 million yen, resulting from reserve from soil remediation loss of the Company's Central Research Institute (Saitama Prefecture) and extraordinary losses from business restructuring, etc., while posting an extraordinary income from increased equities of newly-issued shares for SUMCO Corporation.

Non-consolidated net sales of the Company alone increased by 25.6% year on year to 755,013 million yen, with ordinary profit increasing by 67.8% to 43,562 million yen. Net income increased by 74.4% to 12,830 million yen.

The Company has enforced the effect of the amendment of the Articles of Incorporation, by the resolution of the 81st Ordinary General Meeting of Shareholders on June 29, 2006, that the payment of dividends be declared and made by a resolution of the Board of Directors.

The Company understands that the shareholders' earning returns is one of the most significant aims of management, and has its policy to decide the profit allocation after a general assessment of the various elements, taking into account the whole aspects of management such as its financial constitution, internal reserves and incomes. Based on this policy, the Company has decided to pay 4 yen per share for the term end dividend, based on the resolution of the Meeting of the Board of Directors on May 10, 2007, therefore, together with 2 yen for the middle term dividend, the total divided per share for the 82nd fiscal year is 6 yen (a 2-yen increase per share compared to the previous fiscal year).

We are pleased to report the overall condition of each business segment of the Group as follows:

- Cement

Although the demand for cement was slightly down for public works projects in Japan, demand for cement in the private sector recovered based on improved industrial earnings resulting in high demand. In the overseas cement business, sales in the U.S. market were buoyant and sales volume and revenue exceeded those of the previous fiscal year.

The demand for aggregate, which was focused principally on ready mixed concrete, was bullish with sales volume and revenue exceeding those of the previous fiscal year.

Consequently, consolidated net sales for the term of this business increased by 21.1% to 199,869 million yen.

- Metals

Sales volume of copper declined year on year due to a decrease in copper production by P.T Smelting, which ceased operations from early October to mid-December 2006 because of a plant accident at their oxygen suppler, although sales of rolled copper and copper for electric cables in the domestic market were bullish, supported by a favorable demand for automotive and semiconductor related products. In spite of the decrease in sales volume, sales revenue exceeded those of the previous fiscal year because of a substantial increase in copper prices. Sales revenue of gold exceeded that of the previous fiscal year owing to an increase in gold prices, while its sales volume declined due to a decrease in the quantity of raw materials.

Sales volume and revenue of processed copper products exceeded those of the previous fiscal year, reflecting the bullish demand for billets and cakes related to the automotive industry and electronic materials, recovery of demand for wires, and inclusion of Mitsubishi Shindoh Co., Ltd. as a consolidated subsidiary.

Consequently, consolidated net sales for the term of this business increased 59.2% year on year to 680,438 million yen.

- Advanced Materials & Tools

Sales volume and revenue of cemented carbide products exceeded those of the previous corresponding fiscal year due to strong sales in Europe and the U.S., although their domestic sales slowed down due to reduced demand for automotive-related tools.

Sales of functional parts declined compared to the previous fiscal year due to the impact from the transfer of the sintered parts business to Plansee Mitsubishi Materials Global Sinter Holding S.A., an equity-method affiliate, on December 1, 2005.

Sales volume and revenue of high- performance alloys exceeded those of the previous fiscal year due to strong demand for automotive-related products and aviation-related components.

Sales volume and revenue of diamond- cutting tools exceeded those of the previous fiscal year due to a bullish demand for IT/ digital and automotive related products.

Consequently, consolidated net sales for the term of this business decreased 5.6% year on year to 153,020 million yen.

- Aluminum

Sales volume and revenue of aluminum cans increased, owing to a revision in sales prices to cover a substantial increase in raw material prices, the effect of business merger with Hokkai Can Co., Ltd., on October 1, 2005 (currently, Hokkan Holdings Limited), and strong sales of regular cans.

Sales volume and revenue of rolled and processed aluminum exceeded those of the previous fiscal year due to a revision in sales prices to cover a substantial increase in raw material prices and strong sales of automotive-related extruded components and rolled products, such as panels.

Consequently, consolidated net sales for the term of this business increased 14.1% year on year to 164,075 million yen.

- Electronic Materials & Components

Sales of advanced materials exceeded that of the previous fiscal year due to the impact of strong gold prices on the sales of gold wires, and strong demand for silicon- and semiconductor-related products mainly for 300 mm silicon wafers.

Sales of electronic devices declined compared to the previous fiscal year due to the withdrawal and readjustment of unprofitable products and the transfer of Kamaya Electric Co., Ltd., to Walsin Technology Corporation on April 28, 2006.

Sales volume and revenue of polycrystalline silicon exceeded those of the previous fiscal year, largely due to strong sales for 300 mm silicon wafers.

Consequently, consolidated net sales for the term of this business division increased 13.3% year on year to 88,375 million yen.

- Others

Sales of the energy-related business exceeded that of the previous fiscal year due to increased sales of coal and petroleum reflecting buoyant fuel prices, although sales of fuel assemblies for nuclear reactors decreased and the revenue and expenses of the engineering projects were revised.

Sales of precious metals exceeded that of the previous fiscal year due to strong sales of jewelry-related items even though sales of gold to individual consumers greatly decreased due to buoyant prices.

Consequently, consolidated net sales for the term of total of other business divisions increased 8.2% year on year to 330,767 million yen.

Concerning the sale of OAP Residence Tower within the Osaka Amenity Park, the Company received an order from Tokyo Metropolis on June 12, 2006 to halt its real estate operations for two weeks in accordance with the Buildings Lots and Building Transaction Business Law. We solemnly accept this order, and will engage in CSR activities to fulfill our social responsibilities and make the utmost efforts to execute our duties appropriately. We have nearly closed financial settlements with the condominium owners of OAP Residence Tower. Environmental works according to an agreement with OAP Residence Tower Administrative Union Corporate are progressing unhampered.

Net sales and operating profit for each business for the 82nd consolidated fiscal year are as follows:

Business Division	Item	The 82nd Period (April 2006 – March 2007)		The 81st Period (April 2005 – March 2006)		Change Rate (%)
		Amount (Million Yen)	Composition Ratio (%)	Amount (Million Yen)	Composition Ratio (%)	
Cement	Net sales	199,869	13.8	165,053	14.4	21.1
	Operating profit	18,335	23.3	15,638	22.6	17.2
Metals	Net sales	680,438	46.8	427,461	37.4	59.2
	Operating profit	33,395	42.4	22,962	33.3	45.4
Advanced Materials & Tools	Net sales	153,020	10.5	162,157	14.2	(5.6)
	Operating profit	16,114	20.5	19,985	29.0	(19.4)
Aluminum	Net sales	164,075	11.3	143,792	12.6	14.1
	Operating profit	2,849	3.6	3,441	5.0	(17.2)
Electronic Materials & Components	Net sales	88,375	6.1	78,005	6.8	13.3
	Operating profit	10,388	13.2	4,814	7.0	115.8
Others	Net sales	330,767	22.8	305,789	26.7	8.2
	Operating profit	4,733	6.0	7,871	11.4	(39.9)
Elimination or Corporate Assets or Expenses	Net sales	(164,439)	(11.3)	(138,559)	(12.1)	18.7
	Operating profit	(7,059)	(9.0)	(5,731)	(8.3)	23.2
Total	Net sales	1,452,108	100.0	1,143,699	100.0	27.0
	Operating profit	78,758	100.0	68,981	100.0	14.2

Note: Net Sales and Operating Profits resulting from transactions among the Business Divisions have been deducted through the "Elimination and Corporate Assets or Expenses" item.

2. The State of Fund Procurement of the Group

Concerning the Group's fund procurement for the 82nd consolidated fiscal year, the Company issued straight corporate bonds (35 billion yen), and raised funds through commercial paper and bank loans. Borrowings at the end of the 82nd consolidated fiscal year (including bonds and commercial papers) decreased 6,068 million yen from the end of previous fiscal year to 685,187 million yen.

3. The State of Capital Expenditures of the Corporate Group

The Group determines capital expenditures by carefully evaluating investment options for the fields expected to grow and become profitable, while promoting the reduction of interest-bearing debts.

The amount of capital expenditures for the 82nd consolidated fiscal year was 66,484 million yen, as a result of facility conversions and enhancing or rationalizing production facilities, as well as maintenance and repairs of existing facilities.

Capital expenditures for each business for the 82nd consolidated fiscal year are as follows:

- Cement

We newly constructed a thermal power generation plant in Japan, while carrying out maintenance and repair works for existing facilities mainly in Japan and the U.S.

The capital expenditure for this business was 21,114 million yen.

- Metals

We enhanced copper processing plants in Japan and copper refining plants in Japan and Indonesia, while carrying out maintenance and repair works for existing facilities.

The capital expenditure for this business was 11,626 million yen.

- Advanced Materials & Tools

We strengthened facilities to meet increased orders mainly for automotive-related components, while carrying out maintenance and repair works for existing facilities.

The capital expenditure for this business was 12,702 million yen.

- Aluminum

We strengthened production facilities principally for rolled aluminum products, while carrying out maintenance and repair works for existing facilities.

The capital expenditure for this business was 6,481 million yen.

- Electric Materials & Components

We strengthened production facilities for polycrystalline silicon in Japan and in the U.S., while carrying out maintenance and repair works for existing facilities. The capital expenditure for this business was 8,162 million yen.

- Others

We carried out maintenance and repair works at existing facilities.

The capital expenditure for these businesses was 6,396 million yen.

4. Succession of Legal Rights and Obligations Relevant to the Business of Other Companies Based on Merger and Absorption or Assimilative-divisive Reorganization

The Company acquired its subsidiary Mitsubishi Materials Polycrystalline Silicon Corp., which produces polycrystalline silicon, on April 1, 2007, according to the resolution of the Meeting of the Board of Directors held on December 22, 2006. The subsidiary's plant became the Company's Yokkaichi Plant under the Electric Materials & Components Division.

5. Acquisition or Disposal of Shares, Equities and Stock Acquisition Rights of Other Companies

The state of acquisition or disposal of shares, equities and stock acquisition rights of other companies at the 82nd fiscal year is as follows:

(a) The Company underwrote, through allocation of new shares to a third party, 1,574,111 common stocks of its subsidiary Onahama Smelting & Refining Co., Ltd., in July 2006, according to the

resolution of the Meeting of the Board of Directors held on December 20, 2005. Consequently, the Company's capital participation in Onahama Smelting & Refining Co., Ltd., increased to 50.03%.

(b) The Company transferred 7,492,546 common stocks of its subsidiary, Kamaya Electric Co., Ltd., to Walsin Technology Corporation of Taiwan on April 2006 according to the resolution of the Meeting of the Board of Directors held on March 24, 2006. Consequently, the Company's capital participation in Kamaya Electric Co., Ltd., decreased to 10.0% and the Kamaya Electric Co., Ltd. has been excluded from the scope of consolidation.

(c) The Company underwrote, through allocation of new shares to a third party, 22,222,000 common stocks of Mitsubishi Cable Industries Ltd., which is an equity-method affiliate, according to the resolution of the Meeting of the Board of Directors held on July 13, 2006. Consequently, the Company's capital participation in Mitsubishi Cable Industries Ltd. increased to 36.5%.

(d) The Company acquired, through a takeover bid, 10,543,000 common stocks of Mitsubishi Shindoh Co., Ltd., which is an equity-method affiliate, in September 2006, according to the resolution of the Meeting of the Board of Directors held on July 24, 2006. Consequently, the Company's capital participation in Mitsubishi Shindoh Co., Ltd. increased to 51.0%, and Mitsubishi Shindoh Co., Ltd. has become a consolidated subsidiary of the Company.

6. Assets and the Trends of Profit and Loss Accounts

(a) The Corporate Group's Assets and the Trends of Profit and Loss Accounts (Consolidated)

		The 79th Period April 2003 – March 2004	The 80th Period April 2004 – March 2005	The 81st Period April 2005 – March 2006	The 82nd Period April 2006 – March 2007
Net sales	(Million yen)	948,237	984,776	1,143,699	1,452,108
Operating profit	(Million yen)	43,422	54,084	68,981	78,758
Ordinary income	(Million yen)	36,124	50,505	80,759	107,188
Net income (Net losses)	(Million yen)	(5,323)	16,374	58,802	71,382
Net income per share (Net losses)	(yen)	(4.77)	14.44	51.73	60.33
Net assets	(Million yen)	183,885	196,901	303,560	481,970
Net asset per share	(yen)	162.57	174.18	265.15	329.35
Total assets	(Million yen)	1,435,114	1,420,824	1,609,445	1,773,899

Note 1: Beginning with the 82nd consolidated fiscal year, the Company adopts "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005) for computing net assets.

Note 2: Beginning with the 82nd consolidated fiscal year, the Company adopts "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9 issued on July 5, 2006).

(b) The Company's Assets and the State of Profit and Loss Account (Non-consolidated)

	The 79th Period April 2003 – March 2004	The 80th Period April 2004 – March 2005	The 81st Period April 2005 – March 2006	The 82nd Period April 2006 – March 2007

Net sales	(Million yen)	487,585	531,246	601,362	755,013
Operating profit	(Million yen)	14,306	21,521	21,432	28,482
Ordinary income	(Million yen)	14,088	20,203	25,960	43,562
Net income	(Million yen)	4,433	6,135	7,355	12,830
Net income per share	(yen)	3.91	5.42	6.39	10.84
Net assets	(Million yen)	219,070	223,675	262,658	308,130
Net asset per share	(yen)	193.43	197.60	229.26	246.74
Total assets	(Million yen)	1,040,394	1,043,306	1,078,576	1,124,059

Note 1: Beginning with the 82nd fiscal year, the Company adopts "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005) for computing net assets.

Note 2: Beginning with the 82nd fiscal year, the Company adopts "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9 issued on July 5, 2006).

7. Issues that the Corporate Group Should Tackle

It is thought that gradual and stable growth of the Japanese economy will continue, since consumer spending is expected to increase based on improved incomes and employment, with the demand for capital expenditure becoming basically more bullish based on further increases in corporate earnings. However, it is feared that the prices of raw materials and oil may continue to rise in addition to a slowdown of exports to the U.S. due to a sluggish U.S. economy and increased domestic interest rates in Japan in the near future.

In this business environment surrounding the Group, it may be expected, on one hand, that the demand for IT and digital-related products will continue to be strong, with continued buoyant sales of automotive-related products. On the other hand, it may not be expected that state of optimism to continue. Production costs are expected to increase due to increased raw material procurement prices, based on changes in the environment of supply and demand, and other raw material strategies of countries producing rare metals. This is due to the fact that the trend of the significant metal prices that affect the prices of products is opaque.

Under these conditions, the Group formulated the New Medium-Term Management Plan (April 2007 - March 2010) "Breakthrough 1000--Aiming to Become a Company with 100 Billion yen in Ordinary Income." Under the New Medium-Term Management Plan, while maintaining the management policies of previous medium-term management plans, the Group's strengths will be further reinforced by realizing "Advancement and Change" throughout the Group's businesses to become a corporate group that can continue to annually record ¥100 billion in earnings, which we achieved during the fiscal year under review, regardless of changes in the external business environment.

The Group's business structure is gradually becoming capable of earning stable income in our four core businesses—Cement, Metals, Advanced Materials & Tools and Electronic Materials & Components. Under the New Medium-Term Management Plan, the business foundation of each of the four core businesses will be further reinforced. Taking advantage of the difference in the business cycle of each business, we will stabilize the overall earnings of the Group by pursuing the so-called four-wheel-drive management. The basic measures of the New Medium-Term Management Plan are as follows:

(a) Expansion and reinforcement of our four core businesses underlying integrated management.

We will strive to further strengthen our business foundation by pursuing a vertical value chain from raw materials to downstream products while focusing on growth points in the four core businesses—Cement, Metals, Advanced Materials & Tools and Electronic Materials & Components—and through value-added "Only One" or "No. 1" businesses and products. To reinforce the value chain, we will promote strategic partnerships with other companies including capital tie-ups, if necessary.

(b) Advancement and change by promoting growth strategies

The Group will continue to concentrate management resources in our three growth fields—"Automotive," "Information and Electronics," and "Recycling." Emphasizing these three fields not only in capital investments but also in R&D, we will continue to improve the Group's overall technologies including, for example, the development of electronic systems.

(c) Reinforcement of the financial structure

Under the New Medium-Term Management Plan, we will promote increasingly aggressive capital investments within operating cash flow. We will improve the equity ratio by such investments and enhance profitability.

(d) Reinforcement of corporate governance

We will improve corporate *value* by fulfilling our social responsibility. To do so, we will enhance corporate governance by steadily promoting CSR activities and completing the internal control system.

8. Major Business Activities of the Corporate Group (As of March 31, 2007)

The Corporate Group's business activities include the production and sales of cement and cement secondary products; refining, processing and sales of copper, gold and silver; production and sales of cemented carbide tools etc.; production and sales of aluminum beverage cans and rolled and processed aluminum; production and sales of various electronic materials and electronic components; production and sales of fuel assemblies for nuclear reactors and subcontracting in the field of nuclear fuel rod recycling. The major products and services of each business are as follows:

Business Division	Major Products and Services
Cement	Ordinary Portland cement and various other types of cements, solidification material type cement, cement processed products, fine gravel, sand, crushed stones, artificial lightweight aggregate, ready-mixed concrete etc.
Metals	Copper, gold, silver, lead, tin, zinc alloy, sulfuric acid, copper wire rod, copper cakes and billets etc.
Advanced Materials & Tools	Carbide tools, cemented carbide, corrosion-resistant alloy, heat-resistant alloy, special copper alloy, precision casting products, precision forging products, diamond- cutting tools, electric contact, small motors etc.
Aluminum	Bodies and covers for aluminum beverage cans, rolled aluminum products, processed aluminum products etc.
Electronic Materials & Components	Gold wires, sputtering targets, precision silicon products and other electronic materials; heat-conductive insulating substrates; surge absorbers, temperature sensors and other electric components; fluorine chemical products, conductive coatings, magnetic powder and other chemical products; polycrystalline silicon, columnar crystal silicon, silane gas, contact free ID systems etc.
Others	Petroleum, coal, fuel assemblies for nuclear energy power reactors, geo-thermal power generation, subcontracting of operations, design, research and surveying in the area of nuclear fuel recycling, engineering, precious metals products, jewelry, real estate agencies, real estate development, forestry, geological surveys, resource exploration, recycling of home appliances, consulting etc.

9. The Group's Major Plants and Business Offices (As of March 31, 2007)

(a) The Company

Head Office	1-5-1, Otemachi, Chiyoda-ku, Tokyo	
Plants and others	Cement	Aomori Plant, Iwate Plant, Yokoze Plant (Saitama), Higashitani Mine (Fukuoka), Kyushu Plant (Fukuoka)
	Metals	Akita Refinery, Naoshima Smelter & Refinery (Kagawa), Ikuno Plant (Hyogo), Sakai Plant (Osaka)
	Advanced Materials & Tools	Tsukuba Plant (Ibaraki), Gifu Plant, Okegawa Plant (Saitama), Iwaki Plant (Fukushima)
	Electronic Materials & Components [1]	Ceramics Plant (Saitama), Sanda Plant (Hyogo)
	Others	Geothermal & Electric Power Center (Saitama), Energy Project & Technology Center (Saitama)
Branch (office)	Sapporo Branch, Tohoku Branch (Miyagi), Tokyo Branch, Nagoya Branch, Osaka Regional Head Office, Kyushu Branch (Fukuoka)	
R&D Centers [2]	Central Research Centers (Saitama & Ibaraki)	
Offices [3 and 4]	Vancouver (Canada), Santiago (Chile), Shanghai (China), Kuala Lumpur (Malaysia), London (U.K.), Sydney (Australia)	

Note 1: Due to the merger with Mitsubishi Materials Polycrystalline Silicon Corp. on April 1, 2007, its plant was changed to the Company's Yokkaichi plant under the Electronic Materials & Components Division.

Note 2: Central Research Centers were united and renamed Central Research Institute on April 1, 2007, and is now in Ibaraki Prefecture.

Note 3: Sydney Office was established in August 1, 2006.

Note 4: Shared Service Center was reorganized to be under Head Office on March 1, 2007.

(b) Major Subsidiaries

Relevant Business Division	Company Name [1]
Cement	MCC Development Corp. (U.S.), Mitsubishi Cement Corp. (U.S.), Mitsubishi Materials Kenzai Corp. (Tokyo)
Metals	PT. Smelting (Indonesia), Sambo Copper Alloy Co., Ltd. (Osaka), Mitsubishi Shindoh Co., Ltd., (Tokyo), Onahama Smelting & Refining Co., Ltd. (Tokyo), MM Netherlands (Netherlands)
Advanced Materials & Tools	Mitsubishi Materials Tools Co., Ltd. (Tokyo), Japan New Metals Co., Ltd. (Osaka), Mitsubishi Materials Kobe Tools Co., Ltd., (Hyogo)
Aluminum	Mitsubishi Aluminum Co., Ltd. (Tokyo), Universal Can Corp. (Tokyo), Tachibana Metal Manufacturing Co., Ltd. (Osaka)
Electronic Materials & Components [2]	Mitsubishi Polycrystalline Silicon America Corp. (U.S.), Mitsubishi Materials Polycrystalline Silicon Corp. (Mie), JEMCO INC.(Akita)
Others	Ryoko Sangyo Corp. (Tokyo), Mitsubishi Materials Techno Corp., (Tokyo), Mitsubishi Materials Energy Corp. (Tokyo), Mitsubishi Nuclear Fuel Co., Ltd., (Ibaraki), Mitsubishi Materials Real Estate Corp. (Tokyo), Material-Finance Co., Ltd. (Tokyo)

Note 1: Locations within parentheses represent head office locations.

Note 2: The Company acquired Mitsubishi Materials Polycrystalline Silicon Corp. on April 1, 2007.

10. The Status of Employees (As of March 31, 2007)

(a) Status of Employees of the Corporate Group (Consolidated)

Business Division	Number of Employees [1]
Cement	3,568 (increased by 329 employees)
Metals	3,211 (Increased by 836 employees)
Advanced Materials & Tools	4,307 (Increased by 197 employees)
Aluminum	2,768 (Reduced by 44 employees)
Electronic Materials & Components	1,828 (Reduced by 809 employees)
Others	3,397 (Increased by 73 employees)
All Companies (For the whole Group)	552 (Increased by 29 employees) [2]
Total	19,631 (increased by 611 employees)

Note 1: Employee numbers within parentheses denote the change compared to the previous fiscal year end.

Note 2: Employees stated for All Companies are attached to administrative divisions that cannot be demarcated within a specified business division.

(b) The Status of Employees of the Company (Non-consolidated)

Number of Employees	Change Year on Year (persons)	Average Age	Average Years of Employment
3,848	Increased by 104	41.2	19.3

11. The State of Major Subsidiaries and Affiliates (As of March 31, 2007)

(a) The State of Major Subsidiaries

Company Name	Capital	The Company's Ownership (including indirect ownership)	Line of Business
PT Smelting	326 million U.S. dollars [1]	60.5 %	Sales and production of electrolytic copper in Indonesia
MM Netherlands Corp	30 million U.S. dollars [1]	100.0	Investments in Chili domestic copper mine business
Onahama Smelting & Refining Co., Ltd.	6,999 million yen [2]	50.0 [2]	Sales and production of electrolytic copper
Sambo Copper Alloy Co., Ltd.	2,550 million yen	62.4	Sales and processing of copper and copper alloy
Japan New Metals Co., Ltd.	500 million yen	100.0	Sales and production of tungsten, molybdenum and other powders
Mitsubishi Cement Corp.	70 million U.S. dollars [1]	67.0	Sales and production of cement in the south-west area of the U.S.
MCC Development Corp.	64 million U.S. dollars [1]	70.0	Investment in the American domestic ready-mixed concrete business
Mitsubishi Polycrystalline Silicon America Corp.,	328 million U.S. dollars [1]	100.0	Sales and production of polycrystalline silicon for semiconductors in the southern part of the U.S.
Material-Finance Co., Ltd.	30 million yen	100.0	Financing the Company and its affiliates
Mitsubishi Aluminum Co., Ltd.	8,196 million yen	76.0	Sales and production of rolled and processed aluminum products
Mitsubishi Nuclear Fuel Co., Ltd.	3,000 million yen	66.0	Sales and production of nuclear fuel
Mitsubishi Shindoh Co., Ltd.	8,713 million yen [3]	51.0 [3]	Sales and processing of copper and copper alloy
Mitsubishi Materials Energy Corp.	490 million yen	100.0	Sales of oil, coal and other fossil fuels
Mitsubishi Materials Kenzai Corp.	2,950 million yen	78.0	Sales and production of cement processed products
Mitsubishi Materials Tools Co., Ltd.	100 million yen	100.0	Sales of carbide tools
Mitsubishi Materials Techno Corp.	1,042 million yen	100.0	Sales and production of industrial machinery, facility construction and civil engineering
Mitsubishi Material Real Estate Corp.	4,500 million yen	100.0	Sales of real estate and leasing business
Universal Can Corp.	8,000 million yen	80.0	Sales and production of aluminum beverage cans

Ryoko Sangyo Co., Ltd.	393 million yen	67.8	Sales of Company products and non-ferrous metallic products

Note 1: Denotes paid-up capital.

Note 2: Onahama Smelting & Refining Co., Ltd. increased capital from 6,000 million yen to 6,999 million yen through the allocation of new shares to a third party undertaken by the Company and others in July 2006. As a result, the Company's capital participation increased from 49.29% to 50.03%.

Note 3: Through the takeover bid for stocks of Mitsubishi Shindoh Co., Ltd. in July 2006, the Company's capital participation increased from 34.4% to 51.0%. As a result, Mitsubishi Shindoh Co., Ltd. became a subsidiary of the Company in September 2006.

(b) State of Major Affiliates

Company Name	Capital	The Company's Ownership (including indirect ownership)	Line of Business
Ube-Mitsubishi Cement Corporation	8,000 million yen	50.0 %	Sales of cement and cement related products
Kobelco & Materials Copper Tube Ltd.	6,000 million yen	45.0	Production and sales of copper tubes and fabricated copper tubes
SUMCO Corporation	114,107 million yen [1)]	28.2	Production and sales of silicon wafers for semiconductors
P.S. Mitsubishi Construction Co., Ltd.	4,218 million yen	41.3	Pre-stressed concrete works, civil engineering and sales of concrete products
Mitsubishi Cable Industries, Ltd.	19,278 million yen [2)]	36.7 Note 2	Production and sales of optical and electronic components and power and communication cables
Plansee Mitsubishi Materials Global Sinter Holding S.A	5 million Euro [3)]	50.0	Investments in powder metallurgy products business in Japan, Europe and North America

Note 1: SUMCO Corporation increased its capital from 82,173 million yen to 114,107 million yen through share offering and issuance of new shares in November 2006. As a result, the Company's capital participation decreased from 30.0% to 28.2%.

Note 2: Mitsubishi Cable Industries Co., Ltd. increased its capital from 17,278 million yen to 19,278 million yen through the allocation of new shares to a third party undertaken by the Company in July 2006. As a result, the Company's capital participation increased from 29.2% to 36.5%.

Note 3: Denotes paid-up capital.

12. The Corporate Group's Major Lenders (As of March 31, 2007)

Major Lenders	Borrowed Amount (Million Yen)	Company Shares held by the Lender	
		Held Shares (Thousand)	Capital Participation Ratio (%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	117,197	36,134	2.9
Mitsubishi UFJ Trust and Banking Corporation	77,541	15,555	1.2
Mizuho Corporate Bank, Ltd.	45,567	3,000	0.2
The Norinchukin Bank	23,978	5,001	0.4
Japan Bank for International Cooperation	20,291	-	-

Note: The capital participation ratio is calculated after deducting the treasure stock (3,263,045 shares)

[Translation]

Article 48. Articles Concerning Stocks (As of March 31, 2007)

1. The total number of authorized shares: 2,683,162,000 (no change compared to the previous fiscal year).

2. The total number of issued shares: 1,252,092,486 (an increase of 104,174,565 compared to the previous fiscal year).

Note 1: The total number of share issued increased 51,321,724 upon the exercise of new share subscription rights of the Euro-Yen based convertible bonds due 2007.

Note 2: The total number of share issued increased 52,852,841 upon the exercise of new share subscription rights of the Euro-Yen based convertible bonds due 2009.

3. Number of shareholders: 161,848 (an increase of 986 compared to the previous fiscal year). Number of shareholders with voting rights: 130,410 (an increase of 1,902 compared to the previous fiscal year).

4. Major Shareholders

Shareholders	Investment in the Company	
	Number of shares held (Thousand)	Percentage of shareholding (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	78,983	6.3
Japan Trustee Service Bank, Ltd. (Trust account)	74,606	6.0
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,134	2.9
Meiji Yasuda Life Insurance Co.	29,047	2.3
Japan Trustee Services Bank, Ltd. (Trust account 4)	28,480	2.3
Mitsubishi UFJ Trust and Banking Corporation	15,555	1.2
Kaihatsu Industry Co.	14,296	1.1
Nippon Life Insurance Co.	12,888	1.0
Mitsubishi Heavy Industries, Ltd.	12,328	1.0
Mitsubishi Estate Co., Ltd.	11,640	0.9

Note: Percentage of shareholding is calculated after deducting the treasury stock (3,263,045 shares)

[Translation]

Article 49. Articles Concerning the Company's Executives

1. Directors and Corporate Auditors (As of March 31, 2007)

Title	Name	Position and Responsibilities	Representation of other companies
Representative Director President	Akihiko Ide	responsible for: General Operations of the Company	
Representative Director Executive Vice President	Tsuneo Katsuki	Assistant to the President CCO (Chief CSR Officer) responsible for: Business Structure Reform; CSR; Recourse & Environmental Business; Overseas Business; Civil Engineering and Construction Business	
Representative Director Executive Vice President	Haruhiko Asao	Assistant to the President CTO (Chief Technology Officer) responsible for: Corporate Production Engineering; Corporate Technology & Development; Rolled Copper Business; Energy Business; *Shimokita*-Waste Disposal Business	
Representative Director Executive Vice President	Hiroshi Yao	Assistant to the President responsible for: Aluminum Business; Aluminum Cans Business	President, Universal Can Corporation
Representative Director Managing Director	Hiroo Kiyokawa	Assistant to the President CIO (Chief Intelligent System Officer) responsible for: Personnel Affairs; Information System; Shared Services; Affiliated Corporations Div.	Senior Managing Director, Ryou-Kuu Resort Development Co., Ltd.
Representative Director Managing Director	Hisayoshi Honma	Assistant to the President CPO (Chief Procurement Officer) responsible for: Corporate Marketing; Procurement & Logistics; Electronic Materials & Components Business; Powder Metallurgy Products Business	
Representative Director Managing Director	Yoichi Taguchi	Assistant to the President CGO (Chief Green Officer) responsible for: Car Electronics System Business; Corporate Strategy; Legal & General Affaires; Corporate Communications & IR; Environment Management	
Representative Director Managing Director	Hiroshi Kanemoto	Assistant to the President CFO (Chief Financial Officer) responsible for: Internal Audit; Finance & Accounting; Improvement of Costs of the Head Office	President, Materials Finance Co., Ltd.
Director Executive Adviser	Akira Nishikawa		
Director	Yukio Okamoto		Representative Director,

Title	Name	Position and Responsibilities	Representation of other companies
			Okamoto Associates Inc. Managing Director, Pacifica Neo Ventures, LLC
Corporate Auditor (Standing)	Yoshimitsu Moriya		
Corporate Auditor (Standing)	Yoshio Fujiwara		
Corporate Auditor (Standing)	Nobuaki Naito		
Corporate Auditor	Akio Utsumi		Chairman, Mitsubishi UFJ Trust and Banking Corporation

Note 1: Mr. Yukio Okamoto is an Outside Director as stipulated in Article 2, Clause 15 of the Corporation Law.

Note 2: Mr. Yoshimitsu Moriya and Mr. Akio Utsumi are Outside Corporate Auditors as stipulated in Article 2, Clause 16 of the Corporation Law.

Note 3: Mr. Yoshimitsu Moriya is experienced as a manager in the banking sector and is very knowledgeable in finance and accounting.

Note 4: Mr. Nobuaki Naito is an ex-Director responsible for the Company's finance and accounting and is very knowledgeable in finance and accounting.

Note 5: Mr. Akio Utsumi is experienced as a manager in the banking sector and is very knowledgeable in finance and accounting.

Note 6: In addition to the above-mentioned, Directors and Corporate Auditors who hold concurrent offices in other companies are as follows;

Name	Name of the Company of Concurrent Office	Nature of the Concurrent Position
Tsuneo Katsuki	P.S. Mitsubishi Construction Co., Ltd.	Director
Haruhiko Asao	Mitsubishi Shindoh Co., Ltd.	Corporate Auditor
Hiroo Kiyokawa	CO-OP Chemical Co., Ltd.	Director
Yoichi Taguchi	SUMCO Corporation	Director
Akira Nishikawa	Sakai Chemical Industry Co., Ltd.	Director
Yukio Okamoto	Asahi Breweries, Ltd. Mitsubishi Motors Corporation	Director Corporate Auditor

Note 7: The Directors and Corporate Auditors who have resigned during the 82nd fiscal year are as follows. (Date of Resignation: June 29, 2006)

Representative Director and Executive Vice President, Mr. Koichi Kitamura

[Translation]

Corporate Auditor (Standing), Mr. Kuniyasu Sakakibara

Corporate Auditor, Mr. Toyoshi Nakano

[Translation]

(Reference) The following Executive Officers have assumed office as of April 1, 2007.

Title	Name	Position and Responsibilities
Senior Executive Officer	Michio Fujita	President, Cement Company
Senior Executive Officer	Fumio Shimada	President, Advanced Materials & Tools Company
Senior Executive Officer	Toshinori Kato	President, Metals Company
Senior Executive Officer	Makoto Miki	General Manager, Personnel Div., and responsible for the Precious Metal Business
Senior Executive Officer	Hironori Yoshimura	Assistant to the Director responsible for Corporate Technology & Development Vice President, Advanced Materials & Tools Company
Senior Executive Officer	Mayuki Hashimoto	President, Electronic Materials & Components Company
Senior Executive Officer	Yukio Ono	General Manager, Energy Business Div.
Executive Officer	Toshio Hiratsuka	General Manager, Procurement & Logistics Div.
Executive Officer	Yoshio Akiyama	General Manager, Resources & Environmental Business Div.
Executive Officer	Motohiko Masunaga	General Manager, Kyushu Plant
Executive Officer	Tadatoshi Teruyama	Vice President, Cement Company Managing Director, Ube-Mitsubishi Cement Corporation
Executive Officer	Shuichi Daigo	General Manager, Osaka Regional Head Office
Executive Officer	Yutaka Koshiba	Vice President, Metals Company
Executive Officer	Kimball McCloud	President, Mitsubishi Cement Corp. President, MCC Development Corp.
Executive Officer	Yukimasa Endo	General Manager, Aomori Plant
Executive Officer	Masanori Hirayama	General Manager, Overseas Dept., Cement Company
Executive Officer	Noboru Yonezawa	Vice President, Advanced Materials & Tools Company
Executive Officer	Takeshi Itaba	General Manager, Gifu Plant
Executive Officer	Naoki Uchiyama	Vice President, Electronic Materials & Components Company
Executive Officer	Hideaki Yoshida	General Manager, Corporate Technology & Development Div.
Executive Officer	Yoshiaki Inaba	General Manager, Corporate Production Engineering Div.
Executive Officer	Masayuki Minagawa	General Manager, Information Systems Div.
Executive Officer	Akira Takeuchi	General Manager, Legal & General Affairs Div.

2. Directors and Corporate Auditors' Remunerations

The amount of remuneration paid to Directors and Corporate Auditors in the 82nd fiscal year is as follows:

Position	Number of Directors/Corporate Auditors	Remuneration
Directors (of which Outside Directors)	10 Directors (1 Outside Director)	547 million yen (22 million yen)
Corporate Auditors (of which Outside Corporate Auditors)	4 Corporate Auditors (2 Outside Corporate Auditors)	122 million yen (57 million yen)

Note 1: "Remuneration" is the total amount of remuneration paid to officers holding office from June 30, 2006, bonuses to be paid in the following fiscal year (except for Outside Directors and Corporate Auditors) and transfer to the reserve for retirement allowances for officers.

Note 2: The remuneration of Directors should be less than 35 million yen per month, excluding the monthly salary paid for service as employees, according to a resolution of the 80th Ordinary General Meeting of Shareholders held on June 29, 2005.

Note 3: The remuneration of Corporate Auditors should be less than 12 million yen per month, according to a resolution of the 65th Ordinary General Meeting of Shareholders held on June 28, 1990.

Note 4: The bonuses of Directors except Outside Directors should be less than 170 million yen per year, according to a resolution of the 81st Ordinary General Meeting of Shareholders held on June 29, 2006. The actual amount is computed by taking into consideration the consolidated net income and consolidated ordinary income of the concerned fiscal year.

Note 5: Based on the resolution of the Meeting of the Board of Directors held on May 10, 2007, the Company will abolish the retirement allowance system for Directors and Corporate Auditors upon the closing of the 82nd Ordinary General Meeting of Shareholders held on June 28, 2007. Subject to approval of the proposal "Granting of retirement allowances to the retiring Director and Corporate Auditor and payment of accrued benefits following the abolition of the retirement allowance system" at said Meeting, the Company plans to pay the total amount of 482 million yen to ten Directors (including 15 million yen to one Outside Director), and the total amount of 120 million yen to four Corporate Auditors (including 65 million yen to two Outside Corporate Auditors) at the time of their retirement.

3. The State of Concurrent Offices Held by Outside Directors (As of March 31, 2007)

Status Classification	Name	Nature of Concurrent Office and Place of Work
Outside Director	Yukio Okamoto [1]	Representative Director, Okamoto Associates Inc. Managing Director, Pacifica Neo Ventures Corp. Outside Corporate Director, Asahi Breweries Ltd., Outside Corporate Auditor, Mitsubishi Motors Corp.
Outside Corporate Auditor	Yoshimitsu Moriya	Outside Corporate Auditor, Universal Can Corp.
Outside Corporate Auditor	Akio Utsumi [2]	Chairman of board of directors (Representative Director), Mitsubishi UFJ Trust and Banking Corporation

Note 1: Mr. Yukio Okamoto, Outside Director, holds a concurrent office as a representative director of Okamoto Associates Inc. However, this company does not conduct any significant business with the Company. He also holds concurrent office as a managing director at Pacifica Neo Ventures Corp. and the Company is investing in the Pacifica Fund One LP managed by the same company.

Note 2: Mr. Akio Utsumi, Outside Corporate Auditor, holds a concurrent office as the Chairman of the board of directors (Representative Director) at the Mitsubishi UFJ Trust and Banking Corporation. The Company is borrowing from said bank, which is a major shareholder of the Company.

4. Major Activities of Outside Directors and Corporate Auditors (As of March 31, 2007)

Status Classification	Name	Major Activities
Outside Director	Yukio Okamoto	Mr. Okamoto participated in 14 out of the 15 Meetings of Board of Directors during the 82nd fiscal year. Mr. Okamoto provides well-informed opinions concerning general management as a Director, and when necessary provides well-informed opinions on international affairs as an informed specialist on international matters.
Outside Corporate Auditor	Yoshimitsu Moriya	Mr. Moriya participated in all 15 Meetings of the Board of Directors and all 10 meetings of the Board of Corporate Auditors during the 82nd fiscal year. Mr. Moriya provides good judgment on all matters concerning general management as a Corporate Auditor, based on his abundant experience as a manager of financial business.
Outside Corporate Auditor	Akio Utsumi	Mr. Utsumi participated in 11 out of the 12 Meetings of the Board of Directors and all 8 Meetings of Board of Corporate Auditors during the 82nd fiscal year, since he assumed office in June 29, 2006. Mr. Utsumi provides good judgment on all matters of general management as a Corporate Auditor based on his abundant experience as a manager of financial business.

Note: Regarding the sale of OAP Residence Tower within the Osaka Amenity Park, the Company received an order to stop its real estate business for two weeks from Tokyo Metropolis in June 12, 2006 in accordance with the Buildings Lots and Building Transaction Business Law. However, none of the Outside Directors and Outside Corporate Auditors was involved with the sales of the estate.

Board Members are making efforts to prevent this kind of circumstance from happening from the viewpoint of improving the Group corporate governance.

5. Outline of the Limited Liability Agreement

To promote invitation of good talents to the Board of Directors or Corporate Auditors, the Company's Articles of Incorporation provide that the Company may close limited liability agreements with Outside Directors and Outside Corporate Auditors, pursuant to Article 427, Paragraph 1 of the Corporation Law. According to these provisions, the Company holds such agreement with one Outside Director and two Outside Corporate Auditors. The outline of the agreement is as follows:

(a) Limited Liability Agreement with Outside Directors

Concerning the liability provided for in Article 423, Clause 1 of the Corporation Law, Outside Director shall bear the liability for damages up to the amount as stipulated in Article 425, Clause 1 of the Corporation Law, as long as the Outside Director performed its duties in good faith and without gross negligence. The Outside Director is indemnified for any excess amount.

(b) Limited Liability Agreement with Outside Corporate Auditors

Concerning the liability provided for in Article 423, Clause 1 of the Corporation Law, Outside Corporate Auditor shall bear the liability for damages up to the amount as stipulated in Article 425, Clause 1 of the Corporation Law, as long as the Outside Corporate Auditor performed its duties in good faith and without gross negligence. The Outside Corporate Auditor is indemnified for any excess amount.

Article 50. Articles Concerning the Accounting Auditor

1. Name of the Accounting Auditor: KMPG AZSA & Co.

2. Remuneration

The remuneration of the Accounting Auditor for the 82nd consolidated fiscal year is as follows:

Content of the Remuneration	Amount
(a) Remuneration that the Company should pay for the service as Accounting Auditor	75 million yen
(b) Money and total amount of earning on assets and others that the Company and its subsidiaries should pay, including the above (a)	346 million yen

Note 1: The Company's auditing agreement with the Accounting Auditor does not subdivide the amount of remuneration into that attributable to the Securities and Exchange Law and that attributable to the Corporation Law. In reality, it is impossible to subdivide the two. Therefore the amount in (a) includes auditing remuneration based on the Securities and Exchange Law.

Note 2: Among the major subsidiaries of the Company, PT Smelting of Indonesia, Mitsubishi Cement Corp., MCC Development Corp., Mitsubishi Polycrystalline Silicon America Corp., Mitsubishi Nuclear Fuel Co., Ltd., use the services of auditing corporations (including auditors who have the appropriate auditing qualifications abroad) other than KMPG AZSA & Co. for auditing of their accounting documents as provided for in the Corporation Law, the Securities and Exchange Law and their equivalent laws in the relevant countries.

3. Content of Non-Auditing Duties

The Company subcontracts to the Accounting Auditor duties (non-auditing duties) that are other than the duties of Clause 1, Article 2, of the Certified Accounting Law, including "Advice concerning internal control assessment relevant to financial reporting".

4. Policy on Non-reappointment or Dismissal of the Accounting Auditor

In addition to dismissal of Accounting Auditor by a resolution of the Board of Corporate Auditors as stipulated in Article 340 of the Corporation Law, the Company may propose not to reappoint or to dismiss the Accounting Auditor to the General Meeting of Shareholders upon the consent or request of the Board of Corporate Auditors, if it is regarded as difficult for the Accounting Auditor to execute its duties in an appropriate manner.

Article 51. Systems to Ensure Execution of Duties by Directors in Conformity with Laws and the Articles of Incorporation and Other Systems to Secure Appropriate Business Operations

The Company's policy is as follows:

1. Systems to Ensure Execution of Duties by Directors and Employees in Conformity with Laws and the Articles of Incorporation

   (a) The Company shall determine the code of the conduct and internal regulations that should be observed by the directors and employees and establish corporate ethics and a compliance system.

(b) The Company shall determine execution of duties through the Board of Directors, Corporate Strategy Committee and other committees in accordance with laws, the Articles of Incorporation, and internal regulations and policies. In addition, the legal department and the relative department shall carry out the preliminary review of certain relevant articles.

(c) The Company shall determine the general policies and plans, etc., concerning compliance at the Meetings of the Board of Directors. In addition, the Company shall appoint the director who is in charge of compliance and establish a division responsible for compliance and a committee for CSR (Company Social Responsibilities) to promote cross-divisional compliance activities (including internal education) for the whole Company.

(d) The Company shall establish an information liaison desk to deal with particulars related to problems that may arise over compliance.

(e) The Company shall enforce periodical auditing concerning the state of compliance in each division based on internal auditing by the division in charge.

2. Systems for Preservation and Management of Information Related to the Execution of Duties of Directors

The Company shall properly preserve and manage the minutes of the meetings of the Board of Directors and the Corporate Strategy Committee and other significant information, in accordance with applicable laws, the Articles of Incorporation, internal regulations and policies.

3. Regulations and Other Systems Concerning the Risk Management

(a) The Company shall enforce strict management of significant matters through the Board of Directors, Corporate Strategy Committee, and other decision-making bodies, in accordance with applicable laws, the Articles of Incorporation, internal regulations and policies. In addition, the Company shall carry out preliminary review of significant matters by legal and other related department according to internal regulations and policies in order to identify risks and prevent risk elicitation.

(b) The Company shall determine the regulations, policies, and plans related to risk management in general at the Meetings of the Board of Directors. In addition, the Company shall appoint the Director in charge of risk management and establish a committee for CSR and a division responsible for risk management to promote cross-sectional risk management activities for the whole company.

(c) The Company shall establish and properly manage internal regulations and policies for individual risks, including information leakage risk, credit transaction risk and financial transaction risk.

(d) The Company shall enforce suitable management based on the legislation and ordinances concerning work-related accidents.

(e) The Company shall build a communication system with the aim of preventing damage from accidents on a massive scale, natural disasters or terrorism, and establish an organization to respond to such events.

(f) The Company shall enforce periodical auditing concerning the state of risk management in each division by the division in charge of internal audit.

4. Systems to Ensure Efficient Execution of Duties by Directors

(a) The Company shall determine rationally the areas of responsibility of each of the Directors and let the Executive Officers assist the Directors in their execution of duties in accordance with the

executive officers system. In addition, the Company shall determine the areas of responsibility and authority of each division and body in accordance with the internal regulations and policies.

(b) The Board of Directors shall determine the management plan and allocate suitable management resources and authority among the various divisions to achieve the plan. In addition, the Directors shall verify the progress of the plan at each division as the occasion demands and take appropriate measures when necessary.

(c) The Company shall enforce periodic inspection concerning the efficiency of the execution of duties of each division by the division in charge of internal audit.

5. Systems to Ensure Appropriate Operations of the Corporate Group Consisting of the Company and its Parent Company and Subsidiaries

(a) The Company shall aim at establishing corporate ethics, and build a compliance system and risk management system (including an internal education system) by letting each subsidiary enact regulations and policies identical to the Company's code of conduct and regulations for compliance and risk management.

(b) The Company shall provide a contact for each subsidiary so that the contacts discuss and exchange information with the subsidiaries over certain significant matters to improve the efficiency and soundness of management for the subsidiaries and the whole Group.

(c) The Company shall exchange necessary information with the subsidiaries listed on the Stock Exchange to ensure the efficiency of consolidated management of the Group. The Company shall also enhance the internal control systems of these subsidiaries, while respecting their autonomy and independence.

(d) In addition to the 1, 2 and 3 above, the Company shall enforce periodic inspection concerning the efficiency of management, risk management and compliance of each subsidiary by the division in charge of internal audit of the Company.

6. Particulars Concerning Employees Assigned to Assist Corporate Auditors and Such Employees' Independence from Directors

The Company shall establish a division to support the operations of the Corporate Auditors and place full-time employees. In addition, the Company shall obtain the consent of the Board of Corporate Auditors concerning transfer of each of the employees and consult with the Board of Corporate Auditors concerning assessment and evaluation of them.

7. Systems for Directors' and Employees' Reporting to Corporate Auditors

In the event that they find a fact that might cause considerable damage to the Company in the course of carrying out their duties or a fact that is regarded to have a significant impact on the Company, the Directors and employees shall swiftly report that to the Corporate Auditors or the Board of Corporate Auditors in an appropriate manner as stipulated in applicable laws and internal regulations of the Company. The same shall apply when Corporate Auditors request them to report on the operations they conduct.

8. Other Systems to Ensure Efficient Auditing by Corporate Auditors

(a) Corporate Auditors and representative Directors shall exchange their opinions periodically and at any time when deemed necessary.

(b) Corporate Auditors shall be provided with the opportunity to attend the meetings of the Board of Directors and other significant meetings of the Company.

[Translation]

Article 52. Fundamental Policy Concerning the Control of the Company

1. Content of the Fundamental Policy

As a general rule, the Company believes that the shareholders of the Company should be decided through free market transactions in Company stocks, since the Company is listed on the Stock Exchange. The Board of Directors would not categorically deny an acquisition of shares, even in the case of a large acquisition, if the party carrying out such acquisition is properly aware of the Company's business operations taking into account its value to the society and contributes to ensure and enhance the Company's corporate value and the common interests of the shareholders. As a matter of course, the Company believes that the decision to accept or decline a proposal for a Large-Scale Acquisition of shares should be ultimately left to the individual shareholders of the Company.

However, there are several Large-Scale Acquisitions that do not contribute to the corporate value of a target company or the common interests of the shareholders, including (i) those that obviously harm the corporate value and the common interests of the shareholders, (ii) those that essentially force shareholders to sell their shares, (iii) those that do not provide adequate time and information for the target company's board of directors to submit an alternative proposal, and (iv) those that require the target company to negotiate with the Acquirer to procure more advantageous terms for the shareholders than those presented by the Acquirer. In addition, unless the party carrying out a Large-Scale Acquisition of the Company's shares is properly aware of the Company's management environment, understands the sources of its corporate value and the common interests of the shareholders, and aims to ensure and enhance these factors in the medium to long term, the Company's corporate value and the common interests of the shareholders will be harmed.

As described above, the Company believes that parties carrying out Large-Scale Acquisition that may harm the Company's corporate values and the common interests of the shareholders are not suitable as the party controlling decisions on the Company's finance and operating policies. According to the above assessment, the Board of Directors shall secure the necessary time and information for the shareholders to assess whether the acquisition is appropriate in the event of Large-Scale Acquisition of the share of the company to deter acquisitions that conflict with the Company's corporate values and common interests of the shareholders. This will allow the management to negotiate with potential Acquirers on behalf of the shareholders.

2. Activities for Realization of the Fundamental Policy and Activities to Prevent Inappropriate Control

The Company has been developing its various businesses by utilizing technologies accumulated through the Company's original metal and coal mining business to form an integrated-business company conducting four core businesses, namely cement, copper, tools, and electronic materials, as well as the energy, precious metals, aluminum and environment and recycling businesses. The Company has a fundamental corporate philosophy of contribution to society through its various business activities, and has made consistent efforts to create an affluent society through the supply of basic materials indispensable to people's lives as a comprehensive basic materials maker, as well as seeking to reduce environmental impact and establish a resource-recycling social system. In addition, the Company is determined to continue endeavoring to ensure and enhance its corporate value and the common interests of the shareholders not only through developing its business activities, but also by gaining additional trust from its stakeholders such as shareholders, employees, customers, local communities, suppliers and many other related parties, while maintaining a harmonious coexistence with society.

In this environment, the Company is realizing the advantage of integrated-business management to attain the stabilization of financial structures and is endeavoring to establish the growth base to achieve victory in its principal occupation. From April 2007, in conformity with the above mentioned "(7) Issues that the Corporate Group should Tackle" under "1- Particulars Concerning the State of the Group", the Company shall grapple with the implementation of the various policies under the New Medium-Term Management Plan "Break-through 1000 -- Aiming to Become a Company with 100 Billion yen in Ordinary Income" for three fiscal years for a period from fiscal 2007 to fiscal 2009.

The Company, in conformity with the corporate credo and the various policies, continues to pursue the maximization of the Company's corporate value and the common interests of the shareholders. However, as we have already mentioned above, it may not be possible to ignore the potential of Large-Scale Acquisitions by third

parties that may harm the corporate values and the common interests of the shareholders. Therefore, the Board of Directors has introduced a resolution (Introduction of Countermeasures to Large-Scale Acquisition of the Company's Shares, (Takeover Defense Measures), hereinafter called "The Plan") at the Meeting of the Board of Directors held on the April 27, 2007, which was published as a framework to prevent inappropriate management. However, with respect to the introduction of the Plan, in the event that it is not approved by shareholders at the 82nd Ordinary General Meeting of Shareholders of the Company to be held in June 28, 2007, we shall rescind it immediately.

The Outline of the Plan is as follows:

(a) Fundamental Policy of the Plan

For the purpose of ensuring and enhancing the corporate value of the Company and the common interests of the shareholders, the Company sets out its takeover defense measures to implement specific measures to be complied with by a party carrying out or who plans to carry out Large-Scale Acquisition of the Company shares and warn them in advance that the Company may implement countermeasures, and certain circumstances, will make protective measures against the acquisition.

(b) Plan Details

(i) Targeted Large-Scale Acquisitions

The Plan will apply in cases where there is an acquisition of share certificates, or the like of the Company that falls under a. or b. below or any similar action (excluding where the Board of Directors approves in advance; such act is referred to as a "Large-Scale Acquisition"). Any party carrying out or proposing a Large-Scale Acquisition (the "Acquirer") must comply with procedures predetermined in the Plan.

(1) An acquisition that would result in the holding ratio of share certificates, etc., of a holder amounting to 20% or more of the share certificates, etc. issued by the Company

(2) A tender offer that would result in the ownership ratio of share certificates, etc., of the share certificate relating to the tender offer, and the owning ratio of share certificates, etc. of a person having a special relationship totaling at least 20% of the share certificates, etc. issued by the Company.

(ii) Prior Submission of Letter of Intent to the Company

Unless otherwise determined by the Board of Directors, before effecting the Large-Scale Acquisition, the Company will require any Acquirer conducting a Large-Scale Acquisition to submit to the Board of Directors a written undertaking in the form prescribed by the Company that the Acquirer will, upon the Large-Scale Acquisition, comply with the procedures set out in the Plan ("Letter of Intent").

(iii) Provision of Information

When the Acquirer submits the Letter of Intent, the Company will require the Acquirer to submit to the Company information necessary and appropriate for the Company's shareholders to consider the Large-Scale Acquisition ("Essential Information") in accordance with the following procedures.

The outline of Essential Information is as follows;

(1) Details of the Acquirer and its group

(2) The purpose of the Large-Scale Acquisition

(3) The basis for the calculation of the value of the Large-Scale Acquisition

(4) Financial support for the Large-Scale Acquisition

(5) Existence of communication (expression of intent) with any third party upon the Large-Scale Acquisition

(6) Lease agreements, etc, concerning the share certificates, etc. of the Company already held by the Acquirer

(7) Scheduled agreement between a third parties for the mortgage agreements etc. or any other agreements concerning the share certificates, etc. of the Company that the Acquirer intends to acquire upon Large-Scale Acquisition.

(8) Post-acquisition management policy, etc., for the Company and the Company group

(9) Post-acquisition policies dealing with the Company's employees and other stakeholders in the Company

(10) Specific measures to avoid any conflict of interests with other shareholders in the Company

(iv) Insuring the assessment period

After receiving the provided information concerning Large-Scale Acquisition, the Board of Directors will establish a period of either a. or b. below for evaluation, review, negotiation, opinion forming and alternative plan preparation by the Board of Directors.

(1) 60 days, in case of a tender offer of all the shares of the Company where the consideration is paid in cash (yen) only.

(2) 90 days in any other Large-Scale Acquisition

(v) Recommendations from the Independent Committee

Concerning the triggering of the countermeasures, the Company will receive the recommendation from the Independent Committee composed of members independent from the management of the Company to prevent arbitrary assessment by the Board of Directors of the Company.

(vi) Event of the triggering countermeasures

The Board of Directors will receive the implementation recommendations from the Independent Committees for the reason that the Acquirer did not comply with the procedures stipulated in the Plan or other reasons. Then the Board of Directors may reach a decision on the triggering countermeasures with utmost respect to the Independent Committee's recommendation.

The Company will, in principle, implement gratis allotment of stock acquisition rights for the countermeasures.

3. The Framework of the Above (2), along with the Fundamental Policy of the above (1). Does Not Harm the Common Interests of the Shareholders or Aim to Maintain the Status of Company's Officers

The Board of Directors has concluded, for the reasons mentioned below, that the framework mentioned in (2) above is in line with the fundamental policy of (1) above, and does not harm the common interests of the shareholders or aim to maintain the status of the officers of the Company.

(a) Fully satisfying the requirements of the Guidelines for Takeover Defense Measures

The Plan fully satisfies the three principles set out in the Guidelines Regarding Takeover Defense Measures for the Purposes of Ensuring and Enhancing Corporate Value and Shareholders' Common Interests released by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005, namely, the principle of ensuring and enhancing corporate value and shareholders' common interests, the principle of prior disclosure and shareholders' intent, and the principle of ensuring necessity and appropriateness.

(b) Introduction for the purpose of ensuring and enhancing the corporate value of the Company and the common interests of the shareholders

As described in section (2) above, the Plan is being introduced to ensure and enhance the corporate value of the Company and the common interests of the shareholders. This includes allowing shareholders to decide whether or not to accept a proposal for a Large-Scale Acquisition, securing for the Board of Directors the information and time necessary to submit an alternative proposal, and to negotiate with the Acquirer in the interests of the shareholders in the event of a Large-Scale Acquisition of the Company's shares.

(c) Respect of the intent of shareholders

The Plan has been introduced by the resolution of the Meeting of the Board of Directors held on April 27, 2007. However, the introduction of the Plan will be submitted to the 82nd Ordinary General Meeting of Shareholders to be held on June 28, 2007 in order to confirm the shareholders' intent. If the Meeting of Shareholders above disapproves the introduction of the Plan, the Board of Directors will abolish the Plan immediately.

The Plan will be effective until the closing of the 85th Ordinary General Meeting of shareholders of the Company to be held in June 2010. Even before the expiration of the effective period, if (i) a general meeting of shareholders of the Company passes a resolution to abolish the Plan, or (ii) the Board of Directors passes a resolution to abolish the Plan, the Plan shall be abolished immediately. In addition, as the term of office of the Company's Directors is one year, the shareholders' intent may be reflected through the election of the Company's Directors. Accordingly, the introduction and abolition of the Plan fully reflects the shareholders' intent.

(d) Emphasis on the decisions of highly independent outside parties and information disclosure

In introducing the Plan, the Company will establish the Independent Committee as an organization that will make objective resolutions and recommendations to the Board of Directors on the operation of the Plan, including triggering the countermeasures, in order to eliminate arbitrary decisions by the Board of Directors.

The Independent Committee is composed of three or more members elected from (i) Outside Directors of the Company, (ii) Outside Corporate Auditors of the Company, or (iii) outside experts (including experienced corporate managers, former bureaucrats, attorneys-at-law, certified public accountants, and academic experts) and is independent from the management of the Company.

The Company will disclose the outline of decisions by the Independent Committee to shareholders as necessary and ensure a structure of operation of the Plan in order to contribute to the corporate value of the Company and the common interests of the shareholders.

(e) Establishment of reasonable, objective requirements for triggering

The Plan is established so that it will not be triggered unless reasonable and objective requirements have been satisfied, and ensures a structure to eliminate arbitrary triggering by the Board of Directors.

(f) No dead-hand takeover defense measures

The Plan is designed in a way that it may be abolished at any time by the Board of Directors composed of Directors elected at the Company's general meeting of shareholders. Therefore, the Plan is not a dead-hand takeover defense measure (takeover defense measures in which even if a majority of the members of the Board of Directors is replaced, the implementation of the measures cannot be stopped).

--- End ---

We have omitted the last fraction of the amounts and the number of shares mentioned above in this Business Report. In addition, we have rounded off the ratios to the last decimal place.

Balance Sheet

(As of March 31, 2007)

(millions of yen)

Item	Amount	Item	Amount
[ASSETS]		**[LIABILITIES]**	
Current Assets	**344,287**	**Current Liabilities**	**492,932**
Cash and cash equivalents	18,026	Trade Notes payable	1,499
Trade Notes receivable	4,608	Accounts payable	61,008
Accounts receivable	109,480	Short-term bank loans	187,841
Merchandise	765	Commercial Paper	28,000
Products	17,024	Current portion of bonds	10,000
Semi-products and work-in-process	41,533	Other payables	1,888
Raw materials	25,432	Accrued expenses	32,739
Progress payment	2,655	Accrued income taxes	1,890
Supplies	6,107	Advance received	3,653
Advance payment	4,856	Progress payments received and receivables	330
Prepaid expenses	824	Unearned income	90
Short-term loans receivables	2,463	Accrues bonuses	5,903
Other receivables	16,182	Employee deposits	9,339
Gold bullion loaned	48,253	Facilities related notes payable	819
Deferred income taxes	3,823	Other facilities related payables	8,271
Other	45,430	Gold payable	129,404
Allowance for doubtful accounts	(3,181)	Other current liabilities	10,249
Fixed Assets	**779,772**	**Long-term liabilities**	**322,997**
Property, Plant and Equipment	**308,053**	Bonds	80,000
Buildings	68,592	Long-term loans	162,177
Structures	20,997	Deferred income taxes	2,390
Machinery and equipment	58,669	Deferred income taxes on revaluation reserve for	29,815
Vessels	2	land	22,215
Vehicles and delivery equipment	80	Severance and pension benefits	567
Tools, furniture and fixtures	2,382	Severance and pension allowances for officers	3,636
Land	144,232	Reserve for loss on subsidiaries and affiliates	12,037
Construction in progress	11,956	Reserve for soil remediation	6,053
Forest and timber	1,140	Guarantee deposits received	4,103
Intangible Assets	**2,434**	Others	**815,929**
Mining rights	590	**Total liabilities**	
Software	1,407	**[NET ASSETS]**	
Other	437	**Shareholders' Equity**	**226,364**
Investment and Long-Term Receivables	**469,284**	**Common stock**	**119,457**
Investments in securities	157,801	**Capital surplus**	**88,415**
Securities of subsidiaries and affiliates	299,942	Capital reserve	59,064
Bods of subsidiaries and affiliates	4	Capital surplus	29,351
Investments	97	**Retained earnings**	19,413
Investments in subsidiaries and affiliates	6,437	Other retained earnings	19,413
Long-term receivables	541	Reserve for reduction entry for fixed assets	1,462
Long-term loans to subsidiaries and	9,452	Reserve for special account of reduction entry for	795
affiliates	8,694	fixed assets	
Other	(6,906)	Reserve for mine prospecting	1,652
Reserve for loss on investments of	(6,782)	Reserve for extraordinary depreciation	52
affiliates		Earned surplus carried forward	15,451
Allowance for doubtful accounts		**Treasury stock**	**(922)**
		Unrealized Gains/Losses and Exchange Rate	**81,765**
		adjustments	**51,498**
		Net unrealized holding gains on securities	**(1,345)**
		Deferred gains/losses on hedging instruments	**31,613**
		Revaluation reserve for land	**308,130**
		Total Net Assets	
Total Assets	**1,124,059**	**Total Liabilities and Net Assets**	**1,124,059**

[Translation]

Note: Amounts less than one million yen have been rounded down.

[Translation]

Statement of Operations

(From April 1, 2006 to March 31, 2007)

(millions of yen)

Item	Amount
Net sales	**755,013**
Cost of sales	**676,268**
Gross Profit	**78,744**
Selling, General and Administrative Expenses	50,262
Operating Profit	**28,482**
Non Operating Income	**35,839**
Interest income	1,344
Dividend income	26,820
Rental earned in undertaking	5,535
Other non-operating income	2,138
Non Operating Expenses	**20,759**
Interest expense	6,891
Expenses for rent in undertaking	4,131
Loss on disposal of property, plant and equipment	2,290
Mine liquidation expense	2,412
Other non-operating expenses	5,032
Ordinary Income	**43,562**
Extraordinary Income	**2,540**
Reversal of allowance for doubtful accounts	1,027
Reversal of reserve for loss on subsidiaries and affiliates	513
Gain on sales of shares of affiliates	471
Profit on sales of marketable securities and investments in	415
securities	62
Profit on sales of property, plant and equipment	49
Others	**27,417**
Extraordinary Loss	10,879
Write-down of stock in subsidiaries and affiliates	8,703
Provision for loss on soil remediation	3,359
Provision for loss on business of affiliates	969
Loss on impairment	729
Write-down of marketable securities and investments in	417
securities	124
Provision for allowance for doubtful accounts	4
Loss on disposal of fixed assets	2,231
Loss on sales of investment in securities	**18,684**
Others	4,929
Income before Income Taxes	925
Corporate income taxes, and business tax	**12,830**
Income taxes adjustments	
Net Income	

Note: Amounts less than one million yen have been rounded down.

[Translation]

Statements of Changes in Shareholders' Equity

(From April 1, 2006 to March 31, 2007)

(millions of yen)

	Shareholders' Equity						Valuation, Currency Translation and Other Adjustments				Total Net Assets
	Common Stock	Capital Surplus		Retained Earnings	Treasury Stock	Shareholders' Equity	Net Unrealized Holding Gains on Securities	Deferred Gains/Losses on Hedging Instruments	Revaluation Reserve for Land	Unrealized Gains/Losses and Exchange Rate Adjustments	
		Capital reserve	Additional Capital Surplus	Additional Retained Earnings (*)							
Balance as of March 31,2006	101,752	41,463	29,344	13,354	(631)	185,283	45,562	-	31,812	77,375	262,658
Changes during the year											
Exercise of stock purchase warrants	17,705	17,600				35,306					35,306
Cash dividends from retained earnings				(6,870)		(6,870)					(6,870)
Director's and Corporate Auditor's Bonuses				(100)		(100)					(100)
Net income				12,830		12,830					12,830
Decrease from write-downs of land revaluation excess				199		199					199
Acquisition of treasury stock					(299)	(299)					(299)
Disposal of treasury stock			6		8	15					15
Net change in items other than shareholders' equity							5,936	(1,345)	(199)	4,390	4,390
Total change during the year	17,705	17,600	6	6,059	(291)	41,080	5,936	(1,345)	(199)	4,390	45,471
Balance as of March 31,2007	119,457	59,064	29,351	19,413	(922)	226,364	51,498	(1,345)	31,613	81,765	308,130

*Composition of Additional Retained Earnings

	Reserve for reduction entry for fixed assets	Reserve for special account of reduction entry for fixed assets	Reserve for mine prospecting	Reserve for extraordinary depreciation	Earned surplus carried forward	Total
Balance as of March 31,2006	1,351	75	492	7	11,427	13,354
Changes during the year						
Provision to voluntary reserve (previous term)	139	626	195	22	(984)	-
Reversal of voluntary reserve (previous term)	(4)	(75)	(71)	(1)	152	-
Provision to voluntary reserve (current term)	15	168	1,186	27	(1,397)	-

Reversal of voluntary reserve (current term)	(39)		(151)	(4)	194	-
Dividends paid from retained earnings					(6,870)	(6,870)
Bonuses to Directors and Corporate Auditors					(100)	(100)
Net income					12,830	12,830
Reversal of revaluation reserve for land					199	199
Total change	111	719	1,159	45	4,023	6,059
Balance on March 31, 2007	1,462	795	1,652	52	15,451	19,413

Note: Amounts less than one million yen have been rounded down.

Notes to the Financial Statements

[Significant Accounting Policies]

1. 1. Valuation basis and method for assets

(a) (1) Marketable securities and investments in securities

(i) 1) Securities of subsidiaries and affiliates

Securities of subsidiaries and affiliates are stated at cost determined by the moving-average method.

(ii) 2) Other securities

Available-for-sale securities with available fair market values are stated at the market value as of the balance sheet date, based on market quotation. Unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of net assets. Realized gains and losses on the sale of such securities are computed by the moving-average method.

Available-for-sale securities without available fair market values are stated at cost determined by the moving-average method.

(b) (2) Inventories

Inventories are stated at acquisition cost modified by the write-down below cost to the net selling value. Smelted bullion assets are stated at the first-in, first-out (FIFO) method. Other inventories are primarily stated at the gross average method.

(Change in accounting policy)

The Company has adopted the "Accounting Standard for Measurement of Inventories" (Statement No. 9, issued by the Accounting Standards Board of Japan on July 5, 2006) in the year ended March 31, 2007, as the standard has become applicable to the fiscal year commencing before March 31, 2008, and the following fiscal years.

Consequently, gross profit, operating profit, ordinary income and income before income taxes for the year ended March 31, 2007, decreased ¥819 million, compared with the respective amounts that would have been reported by the previous accounting method.

(c) (3) Derivative transaction

Derivative financial instruments are stated at fair market value.

(d) 2. Depreciation method of fixed assets

(e) (1) Property, plant and equipment

Depreciation of property, plant and equipment of the Company is calculated primarily using the declining-balance method at rates based on the estimated useful lives of depreciable assets. However, the straight-line method is applied to certain facilities in the Naoshima Smelter & Refinery, the Sakai Plant, the OAP (Osaka Amenity Park) and the Tohoku Denryokusho, as well as to the power generation facilities at the Sumikawa Geothermal Plant.

Mine shafts under "Structures" and mining and raw material sites under "Land" are stated using the production output method.

The useful life and residual value of property, plant and equipment are computed according to the same criteria as those provided for by the Corporation Tax Law.

However, buildings (excluding building improvements) acquired on or after April 1, 1998, are depreciated by the straight-line method.

Although the shortening of useful lives has been conducted for certain buildings in compliance with the revision to the Corporation Tax Law in fiscal 1998, the useful lives before the revision have been partly used on an ongoing basis.

(Change in accounting policy)

Although property, plant and equipment at the Sanda Factory (Sanda, Hyogo Prefecture) was conventionally depreciated using the straight-line method, the depreciation method of property, plant and equipment except for buildings (excluding building improvements) has been changed to the declining-balance method, effective from the year ended March 31, 2007.

This change in accounting method has been adopted to more rationally clarify the classification in the period accounting of income and expenses and to strengthen the financial structure through the early collection of invested capital as the capacity utilization of the plant has risen reflecting the noticeable increase in production volume due to the increase in demand in recent years.

This change in accounting method had an immaterial impact on the statement of operations for the year ended March 31, 2007.

(Additional information)

The Company shortened the useful lives of equipment at the Sanda Factory (Sanda, Hyogo Prefecture) for the production of semiconductors from the previous 13 to 4 years, taking into account the high capacity utilization due to the increase in demand and the life cycle of products in recent years.

Consequently, gross profit, operating profit, ordinary income and income before income taxes for the year ended March 31, 2007, decreased ¥158 million, compared with the respective amounts that would have been reported under the previous accounting method.

(f) (2) Intangible assets

The amortization of intangible assets is computed by the straight-line method.

However, mining rights are stated using the production output method.

The useful lives of intangible assets are computed according to the same criteria as those provided for by the Corporation Tax Law. Capitalized software for internal use is amortized by the straight-line method over the estimated internal useful life (five years).

(g) 3. Accounting standards for reserves

(h) (1) Allowance for doubtful accounts

The allowance for doubtful accounts is provided at an amount sufficient to cover probable losses on collection. It consists of individually estimated uncollectible amounts and an amount calculated using the past rate of actual losses on collection.

(i) (2) Reserve for loss on investments of affiliates

The reserve for loss on investments of affiliates is provided at an amount sufficient to cover necessary amounts with regard to securities of subsidiaries and affiliates based on the evaluation of individual financial position and other conditions of the respective subsidiaries and affiliates.

(j) (3) Accrued bonuses

The reserve for bonuses for employees is provided at an amount to be defrayed for the year under review out of the estimated amount to be paid in the future.

(k) (4) Severance and pension benefits

The severance and pension benefits are provided at an amount calculated based on the projected benefit obligations and plan assets at the balance sheet date. Actuarial gains or losses are amortized from the fiscal year following the occurrence on a straight-line basis over 10 years, which is shorter than the average remaining service period of employees at the time of occurrence.

(l) (5) Severance and pension allowances for officers

The reserve for directors' retirement benefits is provided at 100% of the amount that would be required in accordance with the Company's internal regulations on severance and pension allowances for officers if all directors and corporate auditors terminate their services at the balance-sheet date.

(m) (6) Reserve for loss on subsidiaries and affiliates

The reserve for loss on subsidiaries and affiliates is provided at an amount to cover possible losses that will be borne by the Company with regard to investments in subsidiaries and affiliates beyond the amount of credits to the relevant subsidiaries and affiliates such as investments in capital and loans.

(n) (7) Reserve for loss on soil remediation

The reserve for loss on soil remediation is provided at an amount estimated to be necessary to clean up soil contamination at the sites of the Central Research Institute (Saitama, Saitama Prefecture) and Kaihatsu Board Co., Ltd. (Aizuwakamatsu, Fukushima Prefecture), based on management's estimation of the future remedial cost to be paid.

Kaihatsu Board Co., Ltd., was a subsidiary in which the Company held 100% equity, and the Company sold all its shares it then held as of April 10, 2007.

2. 4. Basis for recognizing revenue

Of total net sales, the percentage of completion basis is adopted for recognizing revenue resulting from the completion of works for which the term of work is more than one year.

3. 5. Other important matters in preparing the financial statements

(a) (1) Accounting for leases

Finance leases that do not transfer ownership of leased property to the lessee are primarily accounted for in the same manner as operating leases.

(b) (2) Accounting for hedging activities

(i) 1) Hedge accounting

The deferral method is adopted for hedging activities. For interest rate swap contracts, the preferential treatment is applied if the swap contracts satisfy the requirements. For monetary receivables and payables denominated in foreign currencies for which forward currency contracts are entered into, the appropriation treatment is applied.

(ii) 2) Hedging instruments, hedged items and hedging policy

The Company utilizes forward foreign currency contracts and currency swap contracts to reduce exposure to adverse foreign exchange fluctuations on foreign-currency-denominated receivables and payables.

The Company utilizes forward commodity contracts and commodity price swap contracts to hedge the impact of price fluctuations of nonferrous metal inventories. The Company also utilizes forward commodity contracts to hedge the exposure of future price fluctuations of nonferrous metal commodities to be delivered to customers in the future, which may be caused by forward pricing.

The Company enters into interest rate swap contracts to reduce exposure to adverse fluctuations in interest rates and lower finance costs on debt.

(iii) 3) Assessment of hedging effectiveness

In principle, the Company evaluates hedging effectiveness by comparing the cumulative changes in cash flows or the changes in fair value of the hedged items with the corresponding changes in the hedging derivative instruments for a period from the commencement of hedging to the time of determining the effectiveness.

Furthermore, the Company periodically checks and controls the transaction volume of forward commodity contracts to balance them with hedged nonferrous metal inventories, and verifies whether the planned income (loss) and cash flow amounts are secured to evaluate their hedging effectiveness at each annual and semiannual period-end.

(c) (3) Accounting for consumption taxes

Transactions subject to the consumption tax and the local consumption tax are recorded at amounts exclusive of the consumption tax.

4. 6. Change in significant accounting policies

(a) (1) Accounting Standard for Bonuses to Directors and Corporate Auditors

Effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standard for Directors' Bonus" (Statement No. 4 issued by the Accounting Standards Board of Japan on November 29, 2005). The adoption of this accounting standard had an immaterial impact on the statement of operations for the year ended March 31, 2007.

(b) (2) Partial Revisions to the "Accounting Standard for Presentation of Net Assets in the Balance Sheet, etc.," and the "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve, etc."

Effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005), the "Implementation Guidance for the Accounting Standard for Presentation

of Net Assets in the Balance Sheet" (the Financial Accounting Standard Implementation Guidance No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005), the revised "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve and Its Implementation Guidance" (Statement No. 1 issued by the Accounting Standards Board of Japan on August 11, 2006) and the revised "Guidance on Accounting Standard for Treasury Shares and Appropriation of Legal Reserve" (Statement No. 2 issued by the Accounting Standards Board of Japan on August 11, 2006).

The adoption of these accounting standards had no impact on the statement of operations for the year ended March 31, 2007.

Also, if these accounting standards had not been adopted at March 31, 2007, shareholders' equity amounting to ¥309,475 million would have been presented.

(c) (3) Change in accounting method for income from industrial waste treatment in the "Cement" business segment

Although income from industrial waste treatment in the Cement segment was conventionally deducted from the cost of sales, the Company has changed the accounting method for this income and included it in net sales, effective from the year ended March 31, 2007. This change in accounting method is intended to reflect the revenue structure of the Cement segment more appropriately as the income from industrial waste treatment has increased and become a stable and major revenue source of the Cement business.

Consequently, sales and the cost of sales increased ¥12,197 million and ¥11,917 million, respectively, and gross profit, operating profit, ordinary income and income before income taxes for the year under review increased ¥279 million, compared with the respective amounts that would have been reported under the previous accounting method.

(d) (4) Change in accounting method for loss on disposal of fixed assets

The loss on disposal of fixed assets was conventionally posted under "Extraordinary loss," in principle, excluding clearly current losses. Effective from the year ended March 31, 2007, however, the Company has changed its accounting method to its posting under "Non-operating expenses" with regard to expenses that accrue from equipment renewal, etc. This change in accounting method has been adopted to clarify the classification in the period accounting of income and expenses because the loss on disposal of fixed assets is expected to accrue on a current basis in the future.

Consequently, this change in accounting method had no impact on income before income taxes for the year under review although ordinary income decreased ¥2,290 million, compared with the respective amounts that would have been reported under the previous accounting method.

[Balance Sheet]

Assets pledged as collateral:

Land	¥18,528 million
Buildings	¥1,813 million
Structures	¥2,298 million
Machinery and equipment	¥1,871 million
Tools, furniture and fixtures	¥0 million
Mining rights	¥29 million
Investments in securities	¥411 million
Debt secured by the above:	
Accounts payable	¥26 million
Long-term loans	¥395 million

(Including current portion of long-term loans	¥157 million)
Others	¥958 million

In addition to the above, certain securities of subsidiaries and affiliates held by the Company, of which the book value amounted to ¥21,745 million, are given as third-party security to guarantee the loans of a subsidiary.

5. Accumulated depreciation for property, plant and equipment: ¥429,817 million

6. A total of ¥16 million is deducted from the acquisition value of property, plant and equipment as advanced depreciation from a government subsidy (in nominal terms of afforestation and standing timbers).

7. Liabilities for guarantee, etc.

The Company offered guarantees for liabilities such as bank loans on behalf of the corporations below and their employees.

Universal Can Corp.	¥23,216 million
Mitsubishi Materials PMG	¥7,203 million
PT Smelting	¥6,374 million
MM Netherlands Corp.	¥5,947 million
TokyoHosoKogyo Corporation	¥4,908 million
Kobelco & Materials Copper Tube Ltd.	¥3,476 million
Kobelco & Materials Kokan	¥2,341 million
Nusa Tengara Mining	¥2,317 million
Employees of the corporations above	¥4,031 million
Others (25 companies)	¥16,226 million
Total	¥76,042 million

(Including substantially guaranteed amount: ¥72,032 million)

In addition, the Company has deposited letters of undertaking on management services, etc., with the relevant banks against the loans payable of the company below.

Fuji Tokkon	¥300 million
Total	¥300 million

8. Retroactive obligations

Notes and accounts receivable securitized with recourse ¥2,749 million

9. Monetary receivables due from and payables due to subsidiaries and affiliates

Short-term monetary receivables	¥66,157 million
Long-term monetary receivables	¥9,982 million
Short-term monetary payables	¥76,129 million
Long-term monetary payables	¥8,407 million

10. Pursuant to the "Law Concerning Revaluation Reserve for Land" (Law No. 34, promulgated on March 31, 1998) and the "Law for Partial Revision to the Law Concerning Revaluation Reserve for Land" (Law No. 19, promulgated on March 31, 2001), the Company revalued the land used for business at fair value. The related unrealized gain, net of income taxes, was credited to "Revaluation reserve for land" in net assets in the balance sheet, and the applicable income tax effect was recorded as "Deferred income taxes on revaluation reserve for land" in liabilities in the balance sheet.

Revaluation method:

The value of land is primarily determined based on the assessed value of the fixed property tax adjusted reasonably, as stipulated in Article 2, Item 3, of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land (Government Ordinance No. 119, promulgated on March 31, 1998). However, another method of assessing the value of land adjusted reasonably according to the roadside value, as stipulated in Article 2, Item 4, of the Enforcement Ordinance above, is adopted for several land lots concerned.

Date of revaluation March 31, 2002
Difference between the fair value of the revaluated land at March 31, 2007, and the book value after revaluation
(¥21,908) million

11. The year-end balance of "Severance and pension benefits" (including those associated with the employees' pension trust of the plan assets) stated on the balance sheet under the retirement benefit accounting is as follows:

(Millions of yen)

	Lump-sum retirement allowance plan	Qualified pension plan
Severance and pension benefits (Before excluding those from the plan assets)	¥31,030	¥1,277
Pension assets under employees' pension trust plan	(¥10,093)	—
Severance and pension benefits (net)	¥20,937	¥1,277

12. Notes with maturity on the year-end date are primarily settled and accounted for as of the bill clearing date. As the year-end date of fiscal 2007, namely March 31, 2007, was a bank holiday, the following notes maturing at March 31, 2007, were included in the balance sheet as of March 31, 2007.

Trade notes receivable	¥507 million
Trade notes payable	¥436 million
Facilities-related notes payable	¥256 million

[Statement of Operations]

Transactions with subsidiaries and affiliates

Sales to subsidiaries and affiliates ¥242,546 million
Purchases from subsidiaries and affiliates ¥182,499 million
Transactions other than operating transactions ¥176,898 million

13. Write-down below cost to the net selling value for the inventories held for ordinary selling purposes due to the decline in profitability

Cost of sales ¥830 million

[Statement of Changes in Shareholders' Equity]

Number of treasury stock as of March 31, 2007: 3,263,045 shares of common stock

[Tax Effect Accounting]

Breakdown by cause of deferred tax assets and liabilities

	(Millions of yen)
Deferred tax assets:	
Inclusion of interest income receivable into taxable income	2,096
Devaluation of buildings	9,380
Loss on impairment of fixed assets	1,097
Loss on valuation of securities of subsidiaries and affiliates	16,381
Reserve for bonuses	2,402
Severance and pension benefits	10,426
Reserve for loss on investments	2,810
Reserve for soil remediation losses	4,897
Accrued environmental expenses	2,175
Accrued remedial expenses	1,444
Reserve for loss on subsidiaries and affiliates	1,479
Deferred gains/losses on hedging instruments	2,326
Others	9,313
Deferred tax assets subtotal	66,232
Valuation reserve	(23,745)
Total deferred tax assets	42,487
Deferred tax liabilities:	
Exclusion of gain on sales of fixed assets from taxable income	(1,894)
Reserve for reduction entry for fixed assets	(1,003)
Reserve for special account for reduction entry for fixed assets	(545)
Reserve for quarries	(1,133)
Reserve for special depreciation	(36)
Net unrealized holding gains on securities	(35,038)
Deferred gains/losses on hedging instruments	(1,403)
Total deferred tax liabilities	(41,054)
Net deferred tax assets	1,432

14. Breakdown of deferred tax assets and liabilities concerning revaluation

	(Millions of yen)
Deferred tax assets:	
Deferred tax assets concerning revaluation	10,832
Valuation reserve	(4,820)
Total deferred tax assets concerning revaluation	6,012
Deferred tax liabilities:	
Deferred tax liabilities concerning revaluation	35,827
Net deferred tax liabilities concerning revaluation	29,815

15. Reconciliation between the statutory income tax rate and the effective income tax rate after the adoption of tax-effect accounting

	%
Statutory income tax rate	40.7
Reconciliation items:	
Dividend income and others, which are permanently excluded from taxable income	(21.5)
Entertainment expenses and others, which are permanently nondeductible	1.9
Tax deduction	(10.1)
Temporary difference and others for which tax effect is insignificant	19.0
Others	1.3
Effective income tax rate after the adoption of tax-effect accounting	31.3

[Translation]

[Leases]

Finance lease transactions that do not transfer ownership of leased assets to the lessee

Purchase price, accumulated depreciation, accumulated impairment loss and book value of leased assets

(Millions of yen)

	Purchase price	Accumulated depreciation	Accumulated impairment loss	Book value
Machinery and equipment	1,545	789	13	743
Vehicles	461	200	—	261
Tools	2,531	1,388	—	1,143
Software	445	231	—	214
Total	4,985	2,609	13	2,362

16. Assumed future lease payments at the end of the period under finance leases and balance of the impairment account on leased assets at the end of the period

	(Millions of yen)
Due within one year	836
Due after one year	1,533
Total	2,370
Balance of the impairment account on leased assets at the end of the period	7

Purchase price and assumed future lease payments under finance leases at the end of the period are included in interest paid because the percentage of the balance of the assumed future lease payments against the balance of tangible fixed assets is insignificant.

17. Lease payments, reversal of impairment account on leased assets, assumed depreciation expenses and impairment loss

	(Millions of yen)
Lease payments	943
Reversal of impairment account on leased assets	3
Assumed depreciation expenses	939
Impairment loss	—

18. Computation method of assumed depreciation expense

Depreciation expense is computed by the straight-line method, assuming the lease period as the useful life and no residual value.

[Transactions with Related Parties]

Subsidiaries and affiliates

Attribute	Company name	Location	Capital or investment (Millions of yen)	Substance of business	Ownership percentage of voting rights, etc.	The Company's relationship with the related party	
						Officers' posts concurrently held	Business relationship
Subsidiary	Sambo Copper Alloy Co., Ltd.	Sakai-ku, Sakai, Osaka Prefecture	2,500	Manufacture, processing and sales of nonferrous metal products	Directly holding (62%)	—	Provision of copper bullion to the subsidiary
Subsidiary	PT Smelting	Djakarta, Indonesia	US$326,000 thousand	Smelting of nonferrous metals	Directly holding (61%)	Posts concurrently held: 2	Supplier of the Company
Subsidiary	Universal Can Corp.	Bunkyo-ku, Tokyo	8,000	Manufacture, R&D and sales of aluminum cans	Directly holding (80%)	Posts concurrently held: 2	Provision of aluminum bullion to the Company
Subsidiary	Mitsubishi Nuclear Fuel Co., Ltd.	Tokai Village, Ibaraki Prefecture	3,000	Manufacture of nuclear fuel	Directly holding (66%)	Posts concurrently held: 2	Purchaser of the Company's products
Subsidiary	Material-Finance Co., Ltd.	Chiyoda-ku, Tokyo	30	Financing	Directly holding (100%)	Posts concurrently held: 2	Loans and transfer of credits

Attribute	Description of transactions	Transaction amount (Millions of yen)	Account item	Year-end balance (Millions of yen)
Subsidiary	Provision of copper bullion [1]	43,335	Accounts receivable	15,035
Subsidiary	Purchase of raw materials [1, 2]	105,079	Accounts payable	957
	Pledging of collateral [3]	30,899	—	—
Subsidiary	Guarantee of liabilities [4]	23,216	—	—
Subsidiary	Loans [5]	5,310	Short-term bank loans	4,980
	Interest expenses [6]	129	Long-term loans	8,000

Subsidiary	Loans [5]	50,500	Short-term bank loans	38,830
	Interest expenses [6]	350	Accrued expenses	38
	Transfer of credits [7, 8]	99,037	—	—
	Loss on transfer of credits [9]	29		

"Transaction amount" does not include consumption taxes, whereas "Year-end balance" includes them.

Transaction conditions and decision policies thereof:

Notes:

1. Transaction conditions are determined with reference to the market interest rate similarly to general terms and conditions.

2. The transaction amount includes ¥49,541 million for the transaction of mineral residua that are purchased via trading firms from PT Smelting. Such transactions were deemed to be substantially related-party transactions, in view of the substance of the transaction agreements.

3. The Company grants certain securities of subsidiaries and affiliates, of which the book value amounted to ¥21,745 million as of March 31, 2007, as third-party security to guarantee PT Smelting's bank loans of ¥30,899 million (US$261,750,000).

4. The Company grants a guarantee of liabilities on this subsidiary's bank loans.

5. The total amount of transactions accrued is stated for "Loans."

6. The interest rate for "loans" is rationally determined by taking into account market interest rates. No collateral is given by the Company.

7. "Transfer of credits" transactions are conducted in accordance with a master agreement entered into by and between the Company and Material-Finance Co., Ltd.

8. "Transfer of credits" refers to transferred amounts of ¥42,718 million in trade notes receivable and ¥56,318 million in accounts receivable.

9. "Loss on transfer of credits" is determined with reference to the general terms and conditions.

19. Officers and major individual shareholders

Attribute	Company or individual's name	Location	Capital or investment (Millions of yen)	Substance of business or occupation	Ownership percentage of voting rights, etc.	The Company's relationship with the related party	
						Officers' posts concurrently held	Business relationship
The officer and his relatives	Akio Utsumi	—	—	Corporate Auditor of the Company [Chairman and representative director of Mitsubishi UFJ Trust and Banking Corporation]	Directly held (1%)	—	—

Attribute	Description of transactions	Transaction amount (Millions of yen)	Account item	Year-end balance (Millions of yen)
The officer and his relatives	Loans [2]	4,125	Short-term bank loans	7,176
			Long-term loans	19,593
	Interest expenses [3]	632	Prepaid expenses	65
			Other current assets	11
			Accrued expenses	28

"Transaction amount" does not include consumption taxes, whereas "Year-end balance" includes them.

Transaction conditions and decision policies thereof:

Notes:

1. The above transactions were conducted by Akio Utsumi as a representative of Mitsubishi UFJ Trust and Banking Corporation.

2. The total amount of transactions accrued is stated for "Loans."

3. The interest rate for "loans" is rationally determined by taking into account market interest rates. No collateral is given by the Company.

[Per-Share Information]

Net assets per share ¥246.74
Net income per share ¥10.84

[Subsequent Events]

Merger of a Consolidated Subsidiary:

The Company merged Mitsubishi Materials Polycrystalline Silicon Corporation, a consolidated subsidiary, on April 1, 2007.

Mitsubishi Materials Corporation resolved at an ordinary Board of Directors meeting held on December 22, 2006, to absorb Mitsubishi Materials Polycrystalline Silicon Corporation (hereinafter "Mitsubishi Materials Polycrystalline Silicon"), a consolidated subsidiary, and merged it as of April 1, 2007.

(1) Purpose of the merger

Since its foundation in 1967, Mitsubishi Materials Polycrystalline Silicon has steadily developed itself as a dedicated manufacturer of polycrystalline silicon, a key material for silicon wafers for semiconductors.

At present, the market scale of polycrystalline silicon is expanding, supported by rapid growth in demand for applications such as semiconductors and solar cells. In these favorable circumstances, the Company decided to conduct this merger with the aim of further developing the business as one of the Company's core businesses, which should be achievable with swifter decision-making and reinforced technological development capability, by directly engaging in the polycrystalline silicon business.

(2) Summary of the merger

1) Schedule for the merger

Board of Directors meeting to approve the merger agreement:	December 22, 2006
Conclusion of the merger agreement:	December 22, 2006
Date of contract of the agreement (Effective date):	April 1, 2007
Registration of the merger:	April 2, 2007

2) Method of the merger

It was determined that the Company shall be the surviving company under the merger by absorption, whereas Mitsubishi Materials Polycrystalline Silicon shall cease to exist. As a result, Mitsubishi Materials Polycrystalline Silicon was liquidated.

3) Merger ratio

As this transaction was a merger by absorption of a wholly owned subsidiary in which the Company invested 100% equity of its capital, no share was issued and no money was paid due to the merger.

(3) Designation of the signing counterpart of the merger agreement, as well as business and corporate scale thereof (As of March 31, 2007)

1) Company name: Mitsubishi Materials Polycrystalline Silicon Corporation

2) Major business: Manufacture and sales of high-purity polycrystalline silicon for semiconductors and chemical products

3) Head office: Mitacho 5, Yokkaichi, Mie Prefecture

4) Net sales: ¥16.9 billion

5) Net income: ¥2.8 billion

6) Capital: ¥2.8 billion

7) Net assets: ¥8.0 billion

8) Total assets: ¥16.0 billion

9) Number of employees: 155

[Translation]

Consolidated Balance Sheet

(As of March 31, 2007)

(millions of yen)

Item	Amount	Item	Amount
【Assets】		【Liabilities】	
Current Assets	**700,371**	**Current Liabilities**	**816,535**
Cash and cash equivalents	67,556	Notes payable and accounts payable	172,899
Notes received and accounts receivable	263,548	Short-term bank loans	322,118
Marketable securities	4	Current portion of bonds	10,000
Inventories	234,919	Commercial paper	28,000
Deferred income taxes	12,186	Accrued income taxes	11,453
Other current assets	126,142	Deferred income taxes	2,496
Allowance for doubtful accounts	(3,986)	Accrued bonuses	13,091
Fixed Assets	**1,073,528**	Gold payable	129,404
Net Property, plant and Equipment	**680,472**	Other current liabilities	127,072
Buildings and structures	170,085	**Long-term Liabilities**	**475,393**
Machinery and equipment	219,973	Bonds	80,000
Land	250,162	Long-term loans	245,068
Construction in progress	28,195	Severance and pension benefits	48,853
Others	12,054	Reserve for loss on subsidiaries and	367
Intangible assets	**16,098**	affiliates	12,037
Investment and Long-Term Receivables	**376,957**	Reserve for soil remediation	4,226
Investments in securities	306,529	Other reserves	18,265
Long-term receivables	7,744	Deferred income taxes	34,831
Long-term prepaid expenses	1,290	Deferred income taxes on revaluation	
Deferred incomes taxes	12,367	reserve for land	31,742
Other	60,048	Others	**1,291,929**
Reserve for loss on investments of	(460)	**Total Liabilities**	
affiliates	(10,562)	【NET ASSETS】	
Allowance for doubtful accounts		**Shareholders' Equity**	**315,261**
		Common stock	**119,457**
		Capital surplus	**88,580**
		Retained earnings	**108,259**
		Treasury stock	**(1,036)**
		Unrealized Gains/Losses and Exchange Rate Adjustments	**95,903**
		Net unrealized holding gains on securities	**54,655**
		Deferred gains/losses on hedging	**(452)**
		instruments	**36,805**
		Revaluation reserve for land	**4,894**
		Foreign currency translation adjustments	**70,805**
		Minority Interests	**481,970**
		Total Net Assets	
Total Assets	**1,773,899**	**Total Liabilities and Net Assets**	**1,773,899**

Note: Amounts less than one million yen have been rounded down.

[Translation]

Consolidated Statement of Operations

(From April 1, 2006 to March 31, 2007)

(millions of yen)

Item	Amount
Net sales	**1,452,108**
Cost of Sales	**1,246,261**
Gross profit	**205,847**
Selling, General and Administrative Expenses	127,088
Operating Profit	**78,758**
Non Operating Income	**58,925**
Interest income	2,518
Dividend income	8,084
Rent earned in undertaking	5,763
Equity in earnings of affiliates	39,245
Other	3,313
Non Operating Expenses	**30,495**
Interest expenses	12,909
Expense for rent in undertaking	4,276
Loss on disposal of property, plant and equipment	5,723
Other	7,585
Ordinary Income	**107,188**
Extraordinary Income	**19,141**
Dilution gain	13,925
Gain on sales of marketable securities and investments in	1,755
ecurities	748
Gain on sales of property, plant and equipment	2,711
Others	**18,263**
Extraordinary Loss	8,703
Provision for loss on soil remediation	2,486
Loss on impairment	1,122
Write-down of marketable securities and investments in securities	679
Loss on sales of investments in securities	445
Provision for loss on investments	265
Loss on disposal of fixed assets	193
Provision for loss on business of affiliates	4,368
Other, net	**108,067**
Income before Income Taxes and Minority Interests	28,087
Corporate income taxes and business tax	1,298
Income taxes adjustments	7,298
Minority interests	**71,382**
Net Income	

Note: Amounts less than one million yen have been rounded down.

Consolidated Statements of Changes in Shareholders' Equity

(From April 1, 2006 to March 31, 2007)

(millions of yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Shareholders Equity
Balance as of March 31,2006	101,752	70,882	43,453	(842)	215,245
Changes during the year					
Exercise of stock purchase warrants	17,705	17,600			35,306
Cash dividends from retained earnings			(6,870)		(6,870)
Director's and Corporate Auditor's Bonuses			(129)		(129)
Net income			71,382		71,382
Decrease from write-downs of land revaluation excess			(35)		(35)
Increase from merger			346		346
Decrease from merger			(105)		(105)
Increase from rise in number of consolidated subsidiaries			191		191
Translation of unrealized losses and earnings from the derivatives of overseas subsidiaries			26		26
Acquisition of treasury stock				(299)	(299)
Disposal of treasury stock		97		153	250
Increase from rise in equity ratios in affiliates				(47)	(47)
Net change in items other than shareholders' equity					
Total change during the year	17,705	17,698	64,806	(193)	100,015
Balance as of March 31,2007	119,457	88,580	108,259	(1,036)	315,261

	Valuation, Currency Translation and Other Adjustments						
	Net Unrealized Holding Gains on Securities	Deferred Gains/Losses on Hedging Instruments	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Unrealized Gains/Losses and Exchange Rate Adjustments	Minority Interests	Total Net Assets
Balance as of March 31,2006	50,571	–	37,318	424	88,314	54,462	358,023
Changes during the year							
Exercise of stock purchase warrants							35,306
Cash dividends from retained earnings							(6,870)
Director's and Corporate Auditor's Bonuses							(129)
Net income							71,382
Decrease from write-downs of land revaluation excess							(35)
Increase from merger							346
Decrease from merger							(105)
Increase from rise in number of consolidated subsidiaries							191
Translation of unrealized losses and earnings from the derivatives of overseas subsidiaries							26
Acquisition of treasury stock							(299)
Disposal of treasury stock							250
Increase from rise in equity ratios in affiliates							(47)
Net change in items other than shareholders' equity	4,083	(452)	(512)	4,470	7,589	16,342	23,931
Total change during the year	4,083	(452)	(512)	4,470	7,589	16,342	123,947
Balance as of March 31,2007	54,655	(452)	36,805	4894	95,903	70,805	481,970

[Translation]

Note: Amounts less than one million yen have been rounded down.

Notes to the Consolidated Financial Statements

[Basis of Presenting the Consolidated Financial Statements]

1. Scope of Consolidation

(1) Consolidated subsidiaries: 94

1) Major consolidated subsidiaries

PT. Smelting, MM Netherlands Corp., Onahama Smelting & Refining Co., Ltd., Sambo Copper Alloy Co., Ltd., Japan New Metals Co., Ltd., Mitsubishi Cement Corp., MCC Development Corp., Mitsubishi Polycrystalline Silicon America Corp., Material-Finance Co., Ltd., Mitsubishi Aluminum Co., Ltd., Mitsubishi Nuclear Fuel Co., Ltd., Mitsubishi Shindoh Co., Ltd., Mitsubishi Materials Energy Corp., Mitsubishi Materials Kenzai Corp., Mitsubishi Materials Tools Co., Ltd., Mitsubishi Materials Techno Corp., Mitsubishi Material Real Estate Corp., Universal Can Corp., Ryoko Sangyo Co., Ltd.

2) Transfers in the scope of consolidation

Effective from the fiscal year ended March 31, 2007, M.A.T Co., LTD., and Meutech/μtech Co., Ltd., which were unconsolidated subsidiaries until the previous fiscal year, have become consolidated subsidiaries due to an increase in their importance. TokyoHosoKogyo Corporation, which was an equity-method affiliate until the previous fiscal year, has become a consolidated subsidiary due to the increased equity held by the Company via an allocation of new shares to a third party. Mitsubishi Shindoh Co., Ltd., which was also an equity-method affiliate until the previous fiscal year, has been included in consolidation together with its subsidiary Gotoh MFG Co., Ltd., due to the increased equity held by the Company via the additional acquisition of its shares.

Effective from the fiscal year ended March 31, 2007, Shinryo Aluminum Recycling and Susono Aluminum, due to their absorption by Mitsubishi Aluminum Co., Ltd.; Cushionberry Technology, due to its absorption by Mitsubishi Cement Corp.; Kushiro Futo, due to its absorption by Hokuryo Corporation; KAMAYA ELECTRIC CO., LTD., and its four subsidiaries (KAMAYA ELECTRONIC CO., LTD., KAMAYA ELECTRIC (M) SDN. BHD., TAIWAN KAMAYA ELECTRIC CO., LTD., and KAMAYA INC.), due to the partial sale of KAMAYA ELECTRIC's equity by the Company; M.A. Advance and Australian Diamond & Coal Mining, due to the sale of whole equity by the Company; and New Owl Rock Products and MCC Long Beach Terminal, due to the completion of their liquidation procedure, were excluded from consolidation.

Ohte Kinzoku was renamed Materials Eco-Refining CO., LTD., and Hokuryo Corporation was renamed Hokuryo Corporation (the same in English; change in Japanese only from *Hokuryo Sangyo* to *Hokuryo-Futo Sangyo*) during the year under review.

(2) Major unconsolidated subsidiaries

A major company in this category is PT. Higashifuji Indonesia.

(Reason for exclusion from consolidation)

Unconsolidated subsidiaries are excluded from consolidation because the scales of their operations were small and their respective sums of total assets, net sales, net income (loss) (corresponding to the equity ratio owned by Mitsubishi Materials Corporation) and retained earnings (corresponding to the equity ratio owned by Mitsubishi Materials Corporation) have no significant impact on the consolidated financial statements.

2. Application of the Equity Method

(1) Unconsolidated subsidiaries accounted for by the equity method: 0

(2) Affiliates accounted for by the equity method: 26

1) Major affiliates accounted for by the equity method

Ube-Mitsubishi Cement Corporation, Kobelco & Materials Copper Tube Ltd., SUMCO Corporation, P.S. Mitsubishi Construction Co., Ltd., Mitsubishi Cable Industries, Ltd., Plansee Mitsubishi Materials Global Sinter Holding S.A.

2) Transfers in the scope of application of the equity method

Effective from the fiscal year ended March 31, 2007, Tokyo Hoso Kogyo Corporation and Mitsubishi Shindoh Co., Ltd., changed their status from affiliates accounted for by the equity method to consolidated subsidiaries, as described above in "1. Scope of Consolidation (1) 2) Transfers in the scope of consolidation."

(3) Major unconsolidated subsidiaries and affiliates not accounted for by the equity method

A major company in this category is NM Cement Co., Ltd.

(Reason for not applying the equity method)

The equity method is not applied to the Company's investments in the corporations of this category because their respective sums of net income (loss) (corresponding to the equity ratio owned by Mitsubishi Materials Corporation) and retained earnings (corresponding to the equity ratio owned by Mitsubishi Materials Corporation) have no significant impact on these account items in the consolidated financial statements, and they are immaterial on the whole.

(4) Amortization of the amounts corresponding to goodwill and negative goodwill

The amounts corresponding to goodwill and negative goodwill, which resulted from the application of the equity method, are equally amortized over five years on a straight-line basis. However, if the amount is small, it is fully amortized for one time in the year of accrual.

The corresponding amount related to SUMCO's goodwill is equally amortized over 20 years.

3. Closing Date for the Settlement of Accounts of Consolidated Subsidiaries

The closing date for 32 consolidated subsidiaries differs from the consolidated closing date (March 31). In preparing the consolidated financial statements, the financial statements as of and for the year ended respective closing dates are used for these companies with necessary adjustments provided for consolidation purposes with regard to material transactions between their closing dates and the consolidated closing date.

Major consolidated subsidiaries with different closing dates are as follows.

Closing date: December 31

PT. Smelting, MCC Development Corp., Mitsubishi Cement Corp. and 29 other companies

4. Summary of Significant Accounting Policies

(1) Valuation basis and method for important assets

1) Marketable securities and investments in securities

a) Securities of subsidiaries and affiliates are stated at cost determined by the moving-average method (excluding those to which the equity method is applied)

b) Other securities

Available-for-sale securities with available fair market values are stated at the market value as of the balance sheet date, based on market quotation. Unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of net assets. Realized gains and losses on the sale of such securities are computed by the moving-average method.

Available-for-sale securities without available fair market values are stated at cost determined by the moving-average method.

2) Inventories

Inventories are primarily stated at acquisition cost modified by the write-down below cost to the net selling value. Smelted bullion assets are stated primarily at the first-in, first-out (FIFO) method. Other inventories are primarily stated at the gross average method.

(Change in accounting standard)

The Company and the domestic consolidated subsidiaries have adopted the "Accounting Standard for Measurement of Inventories" (Statement No. 9, issued by the Accounting Standards Board of Japan on July 5, 2006) in the year ended March 31, 2007, as the standard has become applicable to the consolidated fiscal year commencing before March 31, 2008, and the following consolidated fiscal years.

Consequently, gross profit, operating profit, ordinary income and income before income taxes and minority interests for the year ended March 31, 2007, decreased ¥5,740 million, compared with respective amounts that would have been reported by the previous accounting method.

3) Derivative transaction

Derivative financial instruments are stated at fair market value.

(2) Depreciation method of important depreciable assets

1) Property, plant and equipment:

Declining-balance method and straight-line method

Depreciation of property, plant and equipment is calculated primarily using the declining-balance method at rates based on the estimated useful lives of depreciable assets. The straight-line method is applied to certain plant facilities.

However, mine shafts under "Structures," and mining and raw material sites under "Land" are stated using the production output method.

The useful life and residual value of property, plant and equipment are computed according to the same criteria as those provided for by the Corporation Tax Law.

(Additional information)

The Company shortened the useful lives of equipment at the Sanda Factory (Sanda, Hyogo Prefecture) for the production of semiconductors from the previous 13 to 4 years, taking into account the high capacity utilization due to the increase in demand and the life cycle of products in recent years. Mitsubishi Polycrystalline Silicon America

Corp. (Alabama), an overseas consolidated subsidiary, also shortened the useful lives of its machinery and equipment from the previous range of 5 to 30 years (21 years on average) to 3 to 20 years (17 years on average). This reduction in useful lives resulted from a review of residual operable years in view of the capacity utilization above the original design capacity limits since the previous fiscal year due to continuously higher demand for silicon wafers and the anticipated near-term operating conditions of the machinery and equipment.

Consequently, gross profit, operating profit, ordinary income and income before income taxes and minority interests for the year ended March 31, 2007, decreased ¥691 million, compared with the respective amounts that would have been reported under the previous accounting method.

2) Intangible assets

The amortization of intangible assets is computed by the straight-line method.

However, mining rights are stated using the production output method.

(3) Accounting standards for important reserves

1) Allowance for doubtful accounts

The allowance for doubtful accounts is provided at an amount sufficient to cover probable losses on collection. It consists of individually estimated uncollectible amounts, and an amount calculated using the past rate of actual losses on collection.

2) Reserve for loss on investments of affiliates

The reserve for loss on investments of affiliates is provided at an amount sufficient to cover necessary amounts with regard to securities of subsidiaries and affiliates based on the evaluation of individual financial position and other conditions of the respective subsidiaries and affiliates.

3) Accrued bonuses

The reserve for bonuses for employees is primarily provided at an amount to be defrayed for the year under review out of the estimated amount to be paid in the future.

4) Severance and pension benefits

The severance and pension benefits are provided at an amount calculated based on the projected benefit obligations and plan assets at the balance sheet date. Prior service costs of consolidated subsidiaries are amortized on a straight-line basis over a certain period (primarily 10 years), which is shorter than the average remaining service period of employees at the time of occurrence. Actuarial gains or losses are amortized from the fiscal year following the occurrence on a straight-line basis over a certain period (primarily 10 years), which is shorter than the average remaining service period of employees at the time of occurrence.

5) Reserve for loss on subsidiaries and affiliates

The reserve for loss on subsidiaries and affiliates is provided at an amount to cover possible losses that will be borne by the Company or any relevant consolidated subsidiary with regard to investments in subsidiaries and affiliates beyond the amount of credits to the relevant subsidiaries and affiliates such as investments in capital and loans.

6) Reserve for loss on soil remediation

The reserve for loss on soil remediation is provided at an amount estimated to be necessary to clean up soil contamination at the sites of the Central Research Institute (Saitama, Saitama Prefecture) and Kaihatsu Board Co., Ltd. (Aizuwakamatsu, Fukushima Prefecture), based on management's estimation of the future remedial cost to be paid.

Kaihatsu Board Co., Ltd., was a wholly owned consolidated subsidiary of the Company, and the Company sold all its shares it then held as of April 10, 2007.

(4) Other Important Matters in Preparing the Consolidated Financial Statements

1) Accounting for important leases

Finance leases that do not transfer ownership of leased property to the lessee are primarily accounted for in the same manner as operating leases.

2) Accounting for important hedging activities

Derivative financial instruments currently utilized by the Company and its consolidated subsidiaries include forward foreign currency contracts, interest rate swap contracts, currency swap contracts, forward commodity contracts and commodity price swap contracts.

(Hedge accounting)

The deferral method is adopted for hedging activities. For interest rate swap contracts, the preferential treatment is applied if the swap contracts satisfy the requirements. For monetary receivables and payables denominated in foreign currencies for which forward currency contracts are entered into, the appropriation treatment is applied.

(Hedging instruments, hedged items and hedging policy)

The Company and several consolidated subsidiaries utilize forward foreign currency contracts and currency swap contracts to reduce exposure to adverse foreign exchange fluctuations on foreign-currency-denominated receivables and payables.

The Company and several consolidated subsidiaries utilize forward commodity contracts and commodity price swap contracts to hedge the impact of price fluctuations of nonferrous metal inventories. They also utilize forward commodity contracts to hedge the exposure of future price fluctuations of nonferrous metal commodities to be delivered to customers in the future, which may be caused by forward pricing.

The Company enters into interest rate swap contracts to reduce exposure to adverse fluctuations in interest rates and lower finance costs on debt.

(Assessment of hedging effectiveness)

In principle, the Company evaluates hedging effectiveness by comparing the cumulative changes in cash flows or the changes in fair value of the hedged items with the corresponding changes in the hedging derivative instruments for a period from the commencement of hedging to the time of determining the effectiveness.

Furthermore, the Company periodically checks and controls the transaction volume of forward commodity contracts to balance them with hedged nonferrous metal inventories, and verifies whether the planned income (loss) and cash flow amounts are secured to evaluate their hedging effectiveness at each annual and semiannual period-end.

3) Accounting for consumption taxes

Transactions subject to the consumption tax and the local consumption tax are recorded at amounts exclusive of the consumption tax.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries

The assets and liabilities of consolidated subsidiaries are fully valued at their market value on the respective dates when the subsidiaries were initially consolidated.

6. Amortization of Goodwill and Negative Goodwill

The amounts corresponding to goodwill and negative goodwill are equally amortized over five years on a straight-line basis. However, if the amount is small, it is fully amortized for one time in the year of accrual.

7. Change in Important Accounting Standards

(1) Accounting Standard for Bonuses to Directors and Corporate Auditors

Effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standard for Directors' Bonus" (Statement No. 4 issued by the Accounting Standards Board of Japan on November 29, 2005). The adoption of this accounting standard had an immaterial impact on the consolidated statement of operations for the year ended March 31, 2007.

(2) Partial Revisions to the Accounting Standard for Presentation of Net Assets in the Balance Sheet, etc., and the "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve, etc.

Effective from the year ended March 31, 2007, the Company and its consolidated subsidiaries have adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005), the "Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (the Financial Accounting Standard Implementation Guidance No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005), the revised "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve and Its Implementation Guidance" (Statement No. 1 issued by the Accounting Standards Board of Japan on August 11, 2006) and the revised "Guidance on Accounting Standard for Treasury Shares and Appropriation of Legal Reserve" (Statement No. 2 issued by the Accounting Standards Board of Japan on August 11, 2006).

The adoption of these accounting standards had no impact on the consolidated statement of operations for the year ended March 31, 2007.

Also, if these accounting standards had not been adopted at March 31, 2007, shareholders' equity amounting to ¥411,617 million would have been presented.

(3) Accounting Standard for Business Combinations

Effective from the year ended March 31, 2007, the Company has adopted the "Accounting Standards for Business Combinations" issued by the Business Accounting Council on October 31, 2003, the "Accounting Standard for Business Divestitures and the Related Implementation Guidance" (Statement No. 7 issued by the Accounting Standards Board of Japan on December 27, 2005) and the "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (Guidance No. 10 issued by the Accounting Standards Board of Japan on December 27, 2005).

(4) Change in accounting method for income from industrial waste treatment in the "Cement" business segment

Although income from industrial waste treatment in the Cement segment was conventionally deducted from the cost of sales, the Company has changed the accounting method for this income and included it in net sales, effective from the year ended March 31, 2007. This change in accounting method is intended to reflect the revenue structure of the Cement segment more appropriately as the income from industrial waste treatment has increased and become a stable and major revenue source of the Cement business.

Consequently, sales and the cost of sales increased ¥12,197 million and ¥11,917 million, respectively, and gross profit, operating profit, ordinary income and income before income taxes and minority interests for the year under review increased ¥279 million, compared with the respective amounts that would have been reported under the previous accounting method.

(5) Change in accounting method for loss on disposal of fixed assets

The loss on disposal of fixed assets was conventionally posted under "Extraordinary loss," in principle, excluding clearly current losses. Effective from the year ended March 31, 2007, however, the Company has changed its accounting method to its posting under "Non-operating expenses" with regard to expenses that accrue from equipment renewal, etc. This change in accounting method has been adopted to clarify the classification in the period accounting of income and expenses because the loss on disposal of fixed assets is expected to accrue on a current basis in the future.

Consequently, this change in accounting method had no impact on income before income taxes and minority interests for the year under review although ordinary income decreased ¥5,583 million, compared with the respective amounts that would have been reported under the previous accounting method.

[Consolidated Balance Sheet]

1. Assets pledged as collateral:

Cash and cash equivalents	¥13,718 million
Trade notes receivable and accounts receivable	¥1,890 million
Inventories	¥24,981 million
Property, plant and equipment	¥156,849 million
Intangible assets	¥29 million
Investments in securities	¥532 million
Other	¥321 million

Debt secured by the above:

Short-term bank loans	¥10,886 million
Long-term loans	¥59,039 million
(Including current portion of long-term loans	¥13,718 million)
Others	¥4,963 million

2. Accumulated depreciation for property, plant and equipment: ¥1,006,385 million

3. Liabilities for guarantee, etc.

The Company offered guarantees for liabilities such as bank loans on behalf of corporations other than consolidated subsidiaries and their employees.

Mitsubishi Materials PMG	¥7,203 million
Kobelco & Materials Copper Tube Ltd.	¥3,476 million
Kobelco & Materials Kokan	¥2,341 million
Nusa Tengara Mining	¥2,317 million
NM Cement Co., Ltd.	¥1,664 million
PMG Indiana	¥1,580 million
PMG Pennsylvania	¥1,481 million
Eco Management Corporation	¥1,476 million
PMG Ohio	¥1,170 million
Plansee Mitsubishi Materials Global Sinter Holding S.A	¥1,061 million
Employees of the corporations above	¥4,401 million
Others (28 companies)	¥5,013 million

Total	¥33,188 million
(Including substantially guaranteed amount:	¥29,178 million)

In addition, the Company has deposited letters of undertaking on management services, etc., with the relevant banks against the loans payable of the company below.

Fuji Tokkon	¥300 million
Total	¥300 million

4. Retroactive obligations

Notes receivable discounted with banks	¥5,082 million
Notes receivable endorsed with recourse transferred	¥88 million
Notes and accounts receivable securitized with recourse	¥6,174 million

5. Pursuant to the "Law Concerning Revaluation Reserve for Land" (Law No. 34 promulgated on March 31, 1998), and the "Law for Partial Revision to the Law Concerning Revaluation Reserve for Land" (Law No. 19, promulgated on March 31, 2001), the Company and three consolidated subsidiaries revalued the land used for business at fair value. The related unrealized gain, net of income taxes and minority interests, was credited to "Revaluation reserve for land" in net assets in the consolidated balance sheet, and the applicable income tax effect was recorded as "Deferred income taxes on revaluation reserve for land" in liabilities in the consolidated balance sheet.

Revaluation method:

The value of land is primarily determined based on the assessed value of the fixed property tax adjusted reasonably, as stipulated in Article 2, Item 3, of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land (Government Ordinance No. 119, promulgated on March 31, 1998). However, another method of assessing the value of land adjusted reasonably according to the roadside value, as stipulated in Article 2, Item 4, of the Enforcement Ordinance above, is adopted for several land lots concerned.

(1) Mitsubishi Materials Corporation

Date of revaluation: March 31, 2002

Difference between the fair value of the revaluated land at March 31, 2007, and the book value after revaluation (¥21,908) million

(2) Three consolidated subsidiaries

Date of revaluation: March 31, 2000

Difference between the fair value of the revaluated land at March 31, 2007, and the book value after revaluation (¥6,514) million

6. Notes with maturity on the year-end date are primarily settled and accounted for as of the bill clearing date. As the year-end date of fiscal 2007, namely March 31, 2007, was a bank holiday, the following notes maturing at March 31, 2007, were included in the consolidated balance sheet as of March 31, 2007.

Trade notes receivable	¥5,100 million
Trade notes payable	¥5,172 million

[Consolidated Statement of Changes in Shareholders' Equity]

1. Total number of shares issued as of March 31, 2007: 1,252,092,486 shares of common stock

2. Number of treasury stock as of March 31, 2007: 3,690,375 shares of common stock

3. Cash dividends from retained earnings

(1) Dividends paid

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Dividend per share (¥)	Record date	Effective date
Approval by the Ordinary General Meeting of Shareholders held on June 29, 2006	Common stock	4,580	4.0	March 31, 2006	June 30, 2006
Board of Directors meeting held on November 18, 2006	Common stock	2,289	2.0	September 30, 2006	December 8, 2006

(2) Of the dividends for which the record date belongs to the fiscal year ended March 31, 2007, those for which the effective date of the dividends will be in the fiscal year ending March 31, 2008

A resolution is scheduled to be adopted in the following manner.

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Source of funds for dividends	Dividend per share (¥)	Record date	Effective date
Board of Directors meeting to be held on May 10, 2007	Common stock	4,995	Retained earnings	4.0	March 31, 2007	June 4, 2007

[Per-Share Information]

Net assets per share¥329.35
Net income per share ¥60.33

[Subsequent Events]

None applicable

[Translation]

(TRANSLATION)

Certified Copy of the Independent Auditors' Report on Financial Statements

INDEPENDENT AUDITORS' REPORT

May 8, 2007

To the Board of Directors of Mitsubishi Materials Corporation

KPMG AZSA & Co.

Designated Partner, Executive Partner
Certified Public Accountant: Kenji Sakurai
Designated Partner, Executive Partner
Certified Public Accountant: Yoshiyuki Yamasaki
Designated Partner, Executive Partner
Certified Public Accountant: Yoshiaki Uesaka

Pursuant to Article 436, Paragraph 2, Item 1, of the Corporation Law, we have audited the financial statements, that is, the Balance Sheet, the Statement of Operations, the Statement of Changes in Shareholders' Equity and the Notes to the Financial Statements and the supplementary schedules thereof of Mitsubishi Materials Corporation (the "Company"), for the 82nd Fiscal Year from April 1, 2006, to March 31, 2007. These financial statements and the supplementary schedules thereof are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the supplementary schedules thereof based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules thereof are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supplementary schedules thereof. Our audit also includes assessing the accounting principles used and significant estimates made by management, evaluating the overall presentation of the financial statements and the supplementary schedules thereof. We believe that our audit provides a reasonable basis for our opinion.

As a result of our audit, in our opinion, the financial statements and the supplementary schedules thereof referred to above present, in all respects, fairly the financial position and the results of operations of Mitsubishi Materials Corporation, for the period pertaining to the financial statements and the supplementary schedules thereof in compliance with business accounting standards generally accepted in Japan.

(Additional Information)

1. As discussed in the "Significant Accounting Policies" in the Notes to the Financial Statements, the Company has applied the "Accounting Standard for Measurement of Inventories" to the financial statements above, effective from this fiscal year. The Company also has changed the accounting method for income from industrial waste treatment in the Cement business segment and for loss on disposal of fixed assets.
2. As discussed in the "Subsequent Events" in the Notes to the Financial Statements, the Company merged Mitsubishi Materials Polycrystalline Silicon Corporation, a consolidated subsidiary, on April 1, 2007.

Our firm and the executive partner do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

[Translation]

(TRANSLATION)

Certified Copy of the Independent Auditors' Report on Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

May 8, 2007

To the Board of Directors of Mitsubishi Materials Corporation

KPMG AZSA & Co.

Designated Partner, Executive Partner
Certified Public Accountant: Kenji Sakurai
Designated Partner, Executive Partner
Certified Public Accountant: Yoshiyuki Yamasaki
Designated Partner, Executive Partner
Certified Public Accountant: Yoshiaki Uesaka

Pursuant to Article 444, Paragraph 4, of the Corporation Law, we have audited the consolidated financial statements, that is, the Consolidated Balance Sheet, the Consolidated Statement of Operations, the Consolidated Statement of Changes in Shareholders' Equity and the Notes to the Consolidated Financial Statements of Mitsubishi Materials Corporation ("the Company") and its consolidated subsidiaries, for the fiscal year from April 1, 2006, to March 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As a result of our audit, in our opinion, the consolidated financial statements referred to above present, in all material respects, fairly the financial position and the results of operations of the corporate group consisting of Mitsubishi Materials Corporation and the consolidated subsidiaries for the period pertaining to the consolidated financial statements above, in compliance with business accounting standards generally accepted in Japan.

(Additional Information)
As discussed in the "Basis of Presenting the Consolidated Financial Statements" in the Notes to the Consolidated Financial Statements, the Company has applied the "Accounting Standard for Measurement of Inventories, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" and the revised "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve and Its Implementation Guidance" to the consolidated financial statements above, effective from this fiscal year. The Company also has changed the accounting method for income from industrial waste treatment in the Cement business segment and for loss on disposal of fixed assets.

Our firm and the executive partner do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(TRANSLATION)

Certified Copy of the Audit Report of the Board of Corporate Auditors

CORPORATE AUDITORS' REPORT

Regarding the execution of duties by directors for the 82nd Fiscal Year, which began April 1, 2006, and ended March 31, 2007, the Board of Corporate Auditors of Mitsubishi Materials Corporation (the "Company") hereby submits its audit report, which has been prepared through discussions based on the audit reports prepared by the respective corporate auditors.

1. Auditing Methods Employed by Corporate Auditors and the Board of Corporate Auditors and Substance Thereof

The Board of Corporate Auditors determined auditing policies, assigned tasks and other guidelines, received reports about the progress and results of audits from each corporate auditor, received reports on the execution of their duties and requested explanations, as required, from the directors and the Independent Auditors.

In compliance with the audit standards specified by the Board of Corporate Auditors and based on the auditing policies, assigned tasks and other guidelines above, each corporate auditor has communicated with the directors and other relevant personnel of the internal audit department to collect the necessary information and improve the auditing environment. Similarly, each corporate auditor has attended the meetings of the Board of Directors and other important meetings, heard about the execution of their duties from the directors and other relevant personnel, requested explanations therefrom, as required, examined important authorized documents and associated information, and studied the operations and financial position at the head office and principal offices. In addition, each corporate auditor has supervised and verified the substance of the resolution adopted by the Board of Directors and the current situation of in-house systems ("internal control systems") that have been improved pursuant to the resolution concerned, with regard to the improvement of systems as stipulated in Article 100, Paragraphs 1 and 3, of the Ordinance for Enforcement of the Corporation Law as the systems to ensure compliance of the execution of duties by directors with laws, regulations and the Articles of Incorporation and other systems deemed necessary to ensure the propriety of business operation of a joint stock corporation. As for the fundamental policy stipulated in Article 127, Item 1, and each initiative set forth in Article 127, Item 2, of the Ordinance for Enforcement of the Corporation Law, corporate auditors have studied their content based on the circumstances of deliberations at the Board of Directors and other organs. Moreover, the corporate auditors have communicated and exchanged information with directors, corporate auditors and other relevant personnel of the subsidiaries, and received reports on operations therefrom, as required. In the manner explained above, the corporate auditors have examined the Business Report and supplementary schedules thereof pertaining to the fiscal year ended March 31, 2007.

Furthermore, the corporate auditors have supervised and verified whether the Independent Auditors maintain independence and have done appropriate audits, and also have received reports on the execution of their duties and requested explanations, as required, from the Independent Auditors. The corporate auditors have been notified that the Independent Auditors are streamlining the "Systems to Ensure Appropriate Execution of Duties" (Matters set forth in Article 159 of the Ordinance for Corporate Accounting) according to the "Standards for Quality Control of Audit" (issued by the Business Accounting Deliberation Council on October 28, 2005) and requested explanations, as required. In the manner explained above, the corporate auditors have examined the financial statements (Balance Sheet, Statement of Operations, Statement of Changes in Shareholders' Equity and Notes to the Financial Statements) and supplementary schedules thereof of the Company, as well as the consolidated financial statements (Consolidated Balance Sheet, Consolidated Statement of Operations, Consolidated Statement of Changes in Shareholders' Equity and Notes to the Consolidated Financial Statements), pertaining to the fiscal year ended March 31, 2007.

2. Audit Results

(1) Audit results regarding the Business Report, etc.

i) In our opinion, the Business Report and the supplementary schedules thereof fairly represent the Company's conditions in accordance with the related laws and regulations, and the Articles of Incorporation.
ii) We have found no evidence of wrongful action or material violation of laws, regulations or the Articles of Incorporation by any directors with regard to the execution of their duties.
iii) In our opinion, the substance of the resolution regarding the internal control systems is fair and reasonable. We have found no matters to remark with regard to the execution of duties by the directors concerning the internal control systems.
iv) We have found no matters to remark with regard to the "Fundamental Policy Concerning the Control of the Company" (Fundamental Policy regarding the party controlling decisions on the Company's finance and operating policies) described in the Business Report. In our opinion, each framework under Article 127, Item 2, of the Ordinance for Enforcement of the Corporation Law is in line with the Fundamental Policy, does not harm the corporate values and the common interests of the shareholders or aim to maintain the status of the Company's officers.

(2) Audit results regarding the financial statements and the supplementary schedules thereof

In our opinion, the audit methods and results employed and rendered by the Independent Auditors, KPMG AZSA & Co., are fair and reasonable.

(3) Audit results regarding the consolidated financial statements

In our opinion, the audit methods and results employed and rendered by the Independent Auditors, KPMG AZSA & Co., are fair and reasonable.

Regarding the Osaka Amenity Park (OAP) business in which the Company has engaged in recent years, the Company was imposed an administrative penalty of a 2-week suspension of business beginning June 12, 2006, for business affairs related to the real estate business by the Metropolis of Tokyo. We as corporate auditors intend to further focus our efforts on reinforcing our audit to prevent a similar serious situation from occurring.

May 9, 2007

Board of Corporate Auditors of Mitsubishi Materials Corporation

Standing Corporate Auditor Yoshimitsu Moriya
Standing Corporate Auditor Yoshio Fujiwara
Standing Corporate Auditor Nobuaki Naito
Corporate Auditor Akio Utsumi

Note: Standing Corporate auditors Yoshimitsu Moriya and Corporate Auditor Akio Utsumi are outside corporate auditors as stipulated in Article 2, Item 16, and Article 335, Paragraph 3, of the Corporation Law.

END